As filed with the Securities and Exchange Commission on August 21, 2003
Registration No. 333-105851

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hughes Electronics Corporation

(Exact name of registrant as specified in its charter)

Delaware	4899	52-1106564
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

200 North Sepulveda Boulevard

El Segundo, California 90245
(310) 662-9688
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Michael J. Gaines

Chief Financial Officer
Hughes Electronics Corporation
200 North Sepulveda Boulevard
El Segundo, California 90245
(310) 662-9688
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Warren G. Andersen General Motors Corporation 300 Renaissance Center Detroit, Michigan 48265 (313) 665-4921	Larry D. Hunter Hughes Electronics Corporation 200 North Sepulveda Boulevard El Segundo, California 90245 (310) 662-9688	Arthur M. Siskind The News Corporation Limited c/o News America Incorporated 1211 Avenue of the Americas New York, NY 10036 (212) 852-7000

Joseph P. Gromacki Jenner & Block, LLC One IBM Plaza Chicago, Illinois 60611 (312) 222-9350	Frederick S. Green Michael E. Lubowitz Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Lou R. Kling Howard L. Ellin Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

    Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed transactions described herein have been satisfied or waived.

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SOLICITATION OF WRITTEN CONSENT OF
GENERAL MOTORS CORPORATION
COMMON STOCKHOLDERS

PROSPECTUS OF HUGHES ELECTRONICS CORPORATION Common Stock, par value $0.01 per share	PROSPECTUS OF THE NEWS CORPORATION LIMITED Preferred Limited Voting Ordinary Shares, par value A$0.50 per share, represented by Preferred American Depositary Shares

The Separation of Hughes from GM

and Acquisition by News Corporation of
34% of Hughes

General Motors is asking GM $1 2/3 par value common stockholders and GM Class H common stockholders to approve transactions that will result in the split-off of Hughes from GM through a redemption of all outstanding shares of GM Class H common stock in exchange for shares of Hughes common stock and the acquisition by News Corporation of 34% of the common stock of Hughes outstanding upon the completion of the transactions. As part of these transactions, up to 1,198,188,342 shares of Hughes common stock and up to 177,575,257 News Corporation Preferred ADSs will be issued to the GM Class H common stockholders.

Upon the completion of the transactions, as described in greater detail in this document:

•	GM will receive (1) a $275 million special cash dividend from Hughes and (2) for its retained economic interest in Hughes, approximately $3.84 billion from News Corporation, comprised of approximately $3.07 billion in cash and approximately $0.77 billion in News Corporation Preferred ADSs and/or cash; and

•	GM Class H common stockholders will receive for each share of GM Class H common stock that they own (1) approximately 0.82335 of a share of Hughes common stock and (2) approximately $2.47 worth of News Corporation Preferred ADSs and/or cash.

Application has been made to list the Hughes common stock offered by this document on the New York Stock Exchange under the symbol “HS.” The News Corporation preferred limited voting ordinary shares offered by this document will be represented by News Corporation Preferred ADSs, each of which will represent four News Corporation preferred limited voting ordinary shares. The News Corporation Preferred ADSs offered by this document will be listed on the New York Stock Exchange under the symbol “NWS.A.”

WE URGE YOU TO READ THIS DOCUMENT CAREFULLY, INCLUDING

THE SECTION ENTITLED “RISK FACTORS” THAT BEGINS ON PAGE 48.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these transactions or the securities to be issued in connection with these transactions. In addition, neither the Securities and Exchange Commission nor any state securities commission has passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This document, which is dated August 21, 2003, is a combined Consent Solicitation Statement of GM, Prospectus of Hughes and Prospectus of News Corporation and is first being mailed to GM common stockholders on or about September 5, 2003.

To the GM $1 2/3 par value common stockholders and the GM Class H common stockholders:

      GM is proposing to engage in transactions that will result in the separation of its currently wholly owned subsidiary, Hughes Electronics, from GM and the acquisition by News Corporation of 34% of Hughes. If approved by GM common stockholders, the transactions will be accomplished through the following principal steps:

•	The Hughes split-off— GM will distribute to the GM Class H common stockholders one share of Hughes common stock in exchange for and in redemption of each outstanding share of GM Class H common stock that they own. In the aggregate, the shares distributed in the Hughes split-off will constitute approximately 80.2% of the outstanding common stock of Hughes. GM and Hughes will enter into certain separation-related arrangements as part of the Hughes split-off, which will include the payment by Hughes to GM of a $275 million special cash dividend prior to the distribution.

•	The GM/News stock sale— Simultaneously with the Hughes split-off, GM will sell the remaining approximately 19.8% of the outstanding common stock of Hughes to a subsidiary of News Corporation for approximately $3.07 billion in cash and additional consideration consisting of News Corporation Preferred ADSs and/or cash worth approximately $0.77 billion, subject to adjustment based on a “collar mechanism” that depends upon the trading price of News Corporation Preferred ADSs during a specified period of time prior to the completion of the transactions.

•	The News stock acquisition— Immediately after the Hughes split-off and the GM/News stock sale, a subsidiary of News Corporation will acquire an additional approximately 14.2% of the equity of Hughes from the former GM Class H common stockholders who received shares of Hughes common stock in the Hughes split-off. The News stock acquisition will be accomplished by merging an indirect wholly owned subsidiary of News Corporation into Hughes. In this merger, holders of Hughes common stock immediately prior to the merger (i.e., the former GM Class H common stockholders) will receive in the aggregate approximately $2.74 billion in consideration, subject to adjustment based on the collar mechanism, consisting of News Corporation Preferred ADSs and/or cash, in exchange for the Hughes common stock acquired by News Corporation, and will retain in the aggregate approximately 82.3% of the common stock of Hughes they received in the Hughes split-off.

      As a result of the transactions, each holder of GM Class H common stock will receive for each share of GM Class H common stock approximately 0.82335 of a share of Hughes common stock and approximately $2.47 worth of News Corporation Preferred ADSs, cash or a combination of News Corporation Preferred ADSs and cash, at News Corporation’s election, subject to adjustment based on the collar mechanism.

      You should understand that the above-referenced percentages and amounts are based on certain assumptions described in this document. The terms of the transactions and the specific amounts that GM and the GM Class H common stockholders will receive as a result of the transactions as well as the various factors affecting such amounts are described in greater detail in this document.

      Upon the completion of the transactions:

•	the GM Class H common stock will be eliminated and GM will no longer have “tracking stock”;

•	the GM $1 2/3 par value common stock will remain outstanding and will be GM’s only class of common stock;

•	Hughes will become an independent public company;

•	News Corporation will indirectly own 34% of the outstanding Hughes common stock; and

•	the former GM Class H common stockholders will own the remaining 66% of the outstanding Hughes common stock.

      THE BOARD OF DIRECTORS OF GENERAL MOTORS HAS APPROVED THE TRANSACTIONS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE EACH OF THE PROPOSALS SUBMITTED FOR YOUR APPROVAL BY EXECUTING AND RETURNING THE ENCLOSED CONSENT CARD AS SOON AS POSSIBLE.

      GM, as the sole stockholder of Hughes, has already approved certain aspects of the transactions. However, other aspects of the transactions require GM common stockholder approval and, accordingly, none of the transactions will be completed unless GM common stockholder approval is obtained. If the GM $1 2/3 par value common stockholders and GM Class H common stockholders, each voting separately as a class and voting together as a single class based on their respective per share voting power, do not approve each of the proposals relating to the transactions, none of the transactions will occur. In that event, Hughes will remain a wholly owned subsidiary of GM and GM Class H common stock will remain outstanding as a tracking stock of GM reflecting the financial performance of Hughes. Therefore, your vote on these matters is very important. This document contains important information about each of the transactions. We urge you to read this document carefully, including the section entitled “Risk Factors” that begins on page 48.

      Hughes strongly supports its separation from GM and the acquisition by a subsidiary of News Corporation of 34% of Hughes pursuant to the transactions. Hughes joins with the GM board of directors in enthusiastically recommending that you vote in favor of the transactions.

G. Richard Wagoner, Jr. Chairman and Chief Executive Officer General Motors Corporation	Jack A. Shaw President and Chief Executive Officer Hughes Electronics Corporation

August 21, 2003

ADDITIONAL INFORMATION

      This document incorporates important business and financial information about GM, Hughes and News Corporation from other documents that are not included in or delivered with this document. You may obtain these documents at the Securities and Exchange Commission’s website, “www.sec.gov”, and you may also obtain certain of these documents at the following websites:

•	GM: Documents relating to GM are available at GM’s website, “www.gm.com” by selecting “Investor Information & Governance” and then selecting “SEC Filings”;

•	Hughes: Documents relating to Hughes are available at Hughes’ website, “www.hughes.com” by selecting “Investor Relations” and then selecting “SEC Filings”; and

•	News Corporation: Documents relating to News Corporation are available at News Corporation’s website, “www.newscorp.com” by selecting “Investor & Financial” and then selecting “SEC.”

We are not incorporating the contents of the websites of the SEC, GM, Hughes, News Corporation or any other person into this document. We are only providing information about how you can obtain certain documents that are incorporated by reference into this document at these websites for your convenience.

      This information is also available to you without charge upon your written or oral request as described below. Written and telephone requests by GM common stockholders for any of the documents of GM, Hughes or News Corporation should be directed to GM as indicated below:

GM Fulfillment Center

MC 480-000-FC1
30200 Stephenson Hwy.
Madison Heights, Michigan 48071-1621
Telephone: (313) 667-1434

      If you would like to request copies of any documents, please do so no later than September 26, 2003 in order to ensure timely delivery. This date is five business days prior to the estimated end of the minimum 20 business day consent solicitation period required by the SEC because information has been incorporated into this document by reference.

      For additional information about where to obtain copies of documents, see “Where You Can Find More Information” beginning on page 297.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS
SUMMARY
The Companies
Background Regarding GM’s Retained Economic Interest in Hughes
Description of the Transactions
Structure of the Transactions
Purposes of the Transactions
Fairness of the Transactions; Recommendation of the GM Board of Directors
Interests of Directors and Executive Officers of GM and Hughes
Advantages and Disadvantages of the Transactions to GM Common Stockholders
Regulatory Requirements
No Appraisal Rights
Hughes Common Stock
News Corporation Preferred ADSs
Hughes Directors and Executive Officers
Conditions to Completing the Transactions
Considerations Relating to the Time Interval Between GM Common Stockholder Approval and Completion of the Transactions
Material U.S. Federal Income Tax Consequences Relating to the Transactions
Accounting Treatment
Comparative Market Price Data
Currencies and Exchange Rates
Selected Historical Financial Data
GM Selected Pro Forma Financial Data
Hughes Selected Historical Financial Data
News Corporation Selected Historical Financial Data
Unaudited Comparative Per Share Information
RISK FACTORS
Risk Factors Relating to GM After the Transactions
Risk Factors Relating to Hughes After the Transactions
Risk Factors Relating to News Corporation After the Transactions
THE TRANSACTIONS
Description of the Transactions
GM Background and Considerations
Regulatory Requirements
No Appraisal Rights
Stockholder Litigation Relating to the Transactions
Accounting Treatment
Material Tax Consequences Relating to the Transactions
Resale Limitations
DESCRIPTION OF PRINCIPAL TRANSACTION AGREEMENTS
Stock Purchase Agreement
Merger Agreement
GM/Hughes Separation Agreement
Ancillary Separation Agreements
GM PRO FORMA CAPITALIZATION
BUSINESS OF GM
GENERAL MOTORS UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
BUSINESS OF HUGHES
BUSINESS OF NEWS CORPORATION
HUGHES DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
Committees
Executive Officers
Summary of Cash and Other Compensation
GM CAPITAL STOCK
Introduction
GM Preferred Stock
GM Preference Stock
GM’s Dual-Class Common Stock Capital Structure
GM Board of Directors Policy Statement
* * * * *
HUGHES CAPITAL STOCK
Authorized Capital Stock
Common Stock
Class B Common Stock
Preferred Stock
Classified Board; Removal of Directors
Restrictions on Ownership; Conversion into Excess Stock
Standstill
Stock Exchange Listing
Book Entry; Uncertificated Shares
Transfer Agent and Registrar
NEWS CORPORATION CAPITAL STOCK
General
Preferred ADSs
Preferred Ordinary Shares
Australian Exchange Controls and Other Limitations Affecting Holders
Limitations on Foreign Acquisitions and Investment in Australian Companies
COMPARISON OF RIGHTS OF HOLDERS OF GM CLASS H COMMON STOCK, HUGHES COMMON STOCK AND NEWS CORPORATION PREFERRED ADSs
Introduction
Comparison
SHARES ELIGIBLE FOR FUTURE SALE
The Transactions
Hughes Common Stock
News Corporation Preferred ADSs
MARKET PRICE AND DIVIDEND DATA
GM Class H Common Stock
Hughes Common Stock
News Corporation Preferred ADSs
GM CONSENT SOLICITATION MATTERS
Solicitation of Written Consent of GM Common Stockholders
Security Ownership of Certain Beneficial Owners and Management of General Motors
Interests of Executive Officers and Directors of News Corporation
Interests of Executive Officers and Directors of GM and Hughes
Directors of Hughes
Security Ownership of Directors and Executive Officers of Hughes
DEADLINE FOR STOCKHOLDER PROPOSALS
SHARE IDENTIFICATION ELECTION FOR GM CLASS H COMMON STOCKHOLDERS
CURRENCY OF PRESENTATION, EXCHANGE RATES AND CERTAIN DEFINITIONS
EXCHANGE CONTROLS AND OTHER LIMITATIONS
ENFORCEMENT OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS AND ENFORCEABILITY OF JUDGMENTS
LEGAL MATTERS
EXPERTS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
APPENDIX A: THE FIRST GM CHARTER AMENDMENT--ARTICLE FOURTH OF THE GM RESTATED CERTIFICATE OF INCORPORATION AFTER GIVING EFFECT TO THE FIRST CHARTER AMENDMENT TO EFFECT THE TRANSACTIONS
APPENDIX B: THE SECOND GM CHARTER AMENDMENT--ARTICLE FOURTH OF THE GM RESTATED CERTIFICATE OF INCORPORATION AFTER GIVING EFFECT TO THE SECOND CHARTER AMENDMENT REFLECTING THE COMPLETION OF THE TRANSACTIONS
APPENDIX C: THE NEW HUGHES CHARTER--AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF HUGHES
APPENDIX D: HUGHES AMENDED AND RESTATED BY-LAWS
APPENDIX E: FAIRNESS OPINIONS
Bear Stearns Fairness Opinion Dated August 5, 2003
Goldman Sachs Fairness Opinion Dated August 5, 2003
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX
Letter Agreement, dated as of August 15, 2003
Amendment No. 2 to Stock Purchase Agreement
Opinion of Weil, Gotshal & Manges LLP
Opinion of Allens Arthur Robinson
Opinion of Kirkland & Ellis LLP
Opinion of Weil, Gotshal & Manges LLP
Opinion of Skadden, Arps, Slate, Meagher & Flom
Opinion of Allens Arthur Robinson
Opinion of Mallesons Stephen Jaques
List of Subsidiaries
Consent of Deloitte & Touche LLP
Consent of Merrill Lynch, Pierce, Fenner & Smith
Consent of Bear, Stearns & Co. Inc.
Consent of Credit Suisse First Boston LLC
Consent of Goldman, Sachs & Co.
Consent of Ernst & Young - The News Corporation L.
Consent of Ernst & Young - Fox Entertainment Grp.
Consent of Reconta Ernst Young S.p.A.
Consent of Deloitte & Touche LLP
Consent of Ernst & Young - Gemstar-TV Guide Intrnl
Form of Stockholder Consent Card for G.M.C.
Form of Supplemental Disclosure - United Kingdom
Form of Supplemental Disclosure for Australia
Form of Supplemental Disclosure for Italy
Form of Supplemental Disclosure for Mexico
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bear Stearns, & Co. Inc. Fairness Opinion
Credit Suisse First Boston Corp. Fairness Opinion
Goldman, Sachs & Co. Fairness Opinion

i

APPENDIX A:	THE FIRST GM CHARTER AMENDMENT—ARTICLE FOURTH OF THE GM RESTATED CERTIFICATE OF INCORPORATION AFTER GIVING EFFECT TO THE FIRST CHARTER AMENDMENT TO EFFECT THE TRANSACTIONS	A-1

APPENDIX B:	THE SECOND GM CHARTER AMENDMENT—ARTICLE FOURTH OF THE GM RESTATED CERTIFICATE OF INCORPORATION AFTER GIVING EFFECT TO THE SECOND CHARTER AMENDMENT REFLECTING THE COMPLETION OF THE TRANSACTIONS	B-1

APPENDIX C:	THE NEW HUGHES CHARTER—AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF HUGHES	C-1

APPENDIX D:	HUGHES AMENDED AND RESTATED BY-LAWS	D-1

APPENDIX E:	FAIRNESS OPINIONS	E-1
Merrill Lynch Fairness Opinion Dated August 5, 2003		E-2
Bear Stearns Fairness Opinion Dated August 5, 2003		E-6
Credit Suisse First Boston Fairness Opinion Dated August 5, 2003		E-11
Goldman Sachs Fairness Opinion Dated August 5, 2003		E-15

      You should rely only on the information contained in, or incorporated by reference into, this document. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference into, this document. This does not constitute an offer to sell, nor a solicitation of an offer to buy, the securities offered by this document in any jurisdiction where offers and sales are not permitted under the laws of such jurisdiction. In addition, this does not constitute a solicitation of a consent or vote to approve the transactions or any other matter in any jurisdiction where such a solicitation is not permitted under the laws of such jurisdiction. The information contained in, or incorporated by reference into, this document is accurate only as of the date of this document regardless of the time of delivery or of any sale of the securities offered by this document.

      In order to help you understand the effects of the transactions, we have set forth throughout this document certain illustrative calculations of share ownership percentages, values to be provided to GM and the GM Class H common stockholders and various other matters. You should understand that these calculations are for illustrative purposes only and the actual amounts will not be known until the time of the completion of the transactions because they depend upon certain variable factors that will not be determinable until such time. For the purposes of these calculations, we have made assumptions with respect to these variable factors. For information regarding the assumptions underlying these calculations, see “The Transactions—Description of the Transactions—Certain Assumptions” on page 79.

      In addition, you should understand that the number of shares of Hughes common stock and News Corporation Preferred ADSs to be distributed or issued to GM Class H common stockholders in the transactions could differ from the estimates indicated on the cover of this document. The numbers of shares of Hughes common stock and News Corporation Preferred ADSs to be distributed or issued to GM Class H common stockholders in the transactions, as indicated on the cover of this document, are estimates of the maximum number of shares to be distributed or issued to such stockholders. The actual numbers to be distributed or issued will depend on certain variable factors that will not be known until the time of the completion of the transactions, such as the number of shares of GM Class H common stock outstanding as of such time, the exchange ratio and whether News Corporation elects to pay for shares of Hughes common stock to be acquired pursuant to the transactions with cash rather than News Corporation Preferred ADSs. Moreover, the number of News Corporation Preferred ADSs identified on the cover of this document does not include any News Corporation Preferred ADSs that may be issued to GM in the transactions.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

Q1.	What is the Hughes split-off?

A1.	The Hughes split-off consists of proposed transactions that will result in the distribution of approximately 80.2% of the equity of Hughes to the GM Class H common stockholders.

There are two principal components to the Hughes split-off:

•	Hughes Special Dividend. First, Hughes will declare and pay to GM a $275 million special cash dividend.

•	Hughes Split-Off Share Exchange. GM will then distribute shares of Hughes common stock, representing approximately 80.2% of the equity of Hughes, to GM Class H common stockholders in redemption of all of the outstanding shares of GM Class H common stock. Shares of Hughes common stock will be exchanged for shares of GM Class H common stock on a one-share-for-one-share basis in the Hughes split-off share exchange.

Simultaneously with the Hughes split-off, GM and News Corporation will complete the proposed GM/News stock sale as described in the answer to Question 2 below.

For more information, see pages 13, 71 and 170.

Q2.	What is the GM/News stock sale?

A2.	The GM/News stock sale is the proposed transaction in which, simultaneously with the completion of the Hughes split-off, GM will sell to a wholly owned subsidiary of News Corporation all of the remaining equity of Hughes held by GM for approximately $3.84 billion, comprised of approximately $3.07 billion in cash with the balance of approximately $0.77 billion paid in News Corporation Preferred ADSs and/or cash at News Corporation’s election. You should note, however, that GM could receive less or more than the approximately $3.84 billion if there are changes in the assumptions described elsewhere in this document. The answer to Question 6 below describes in greater detail what GM will receive in exchange for these shares in the GM/News stock sale. Upon the completion of the GM/News stock sale, News Corporation will indirectly own approximately 19.8% of the outstanding equity of Hughes.

As a result of the Hughes split-off and the GM/News stock sale, Hughes will become an independent public company, separate from and no longer owned by GM.

Immediately after the simultaneous completion of the Hughes split-off and the GM/News stock sale, Hughes and News Corporation will complete the proposed News stock acquisition as described in the answer to Question 3 below.

For more information, see pages 13, 72 and 171.

Q3.	What is the News stock acquisition?

A3.	The News stock acquisition is the proposed merger in which, immediately after the completion of the Hughes split-off and the GM/News stock sale, a wholly owned subsidiary of News Corporation will merge with and into Hughes. In the merger, a subsidiary of News Corporation will acquire approximately 14.2% of the outstanding equity of Hughes from the former GM Class H common stockholders through the conversion of a portion of the shares of Hughes common stock they will receive in the Hughes split-off share exchange into News Corporation Preferred ADSs and/or cash, at News Corporation’s election, as described in the answer to Question 4 below. As a result, News Corporation will indirectly own exactly 34% of the Hughes common stock outstanding upon the completion of the transactions, and the remaining 66% of the Hughes common stock outstanding upon the completion of the transactions will be held by the former holders of GM Class H common stock.

For more information, see pages 13, 74 and 183.

Q4.	What will I receive if the transactions occur?

A4.	GM Class H Common Stockholders. Upon the completion of the transactions, based on certain assumptions described elsewhere in this document, GM Class H common stockholders will receive for each share of GM Class H common stock held immediately prior to the transactions:

•	approximately 0.82335 of a share of Hughes common stock; and

•	approximately $2.47 worth of News Corporation Preferred ADSs and/or cash, subject to adjustment based on a “collar mechanism” that depends upon the trading price of News Corporation Preferred ADSs during a specified period of time prior to the completion of the transactions.

As a result of the transactions, all outstanding shares of GM Class H common stock will be redeemed and cancelled and GM Class H common stockholders will no longer be holders of the Class H “tracking stock” of GM. Instead, the former GM Class H common stockholders will be holders of an “asset-based stock” of Hughes. This asset-based stock will represent a direct equity interest in Hughes rather than the current tracking stock’s direct equity interest in GM with its financial returns based on the financial performance of Hughes. GM Class H common stockholders also will receive News Corporation Preferred ADSs and/or cash for a portion of their interest in Hughes. While for U.S. federal income tax purposes the Hughes split-off share exchange generally will be tax-free to GM and its stockholders, the GM/News stock sale and the receipt by the former GM Class H common stockholders of News Corporation Preferred ADSs and/or cash in the News stock acquisition will be taxable transactions.

As described in greater detail elsewhere in this document, the number of shares of Hughes common stock and the number of News Corporation Preferred ADSs and/or the amount of cash that GM Class H common stockholders will receive in the transactions for each share of GM Class H common stock cannot be definitively determined until the time of the completion of the transactions because these amounts will depend upon variable factors that will not be known until that time.

GM $1 2/3 Par Value Common Stockholders. Upon the completion of the transactions, GM $1 2/3 par value common stockholders will retain their shares of GM $1 2/3 par value common stock. The GM $1 2/3 par value common stock will then be GM’s only class of common stock, and GM will be a company focused primarily on its core automotive and related businesses. GM will no longer own any shares of Hughes common stock. GM $1 2/3 par value common stockholders will, however, have an indirect interest in the financial performance of News Corporation and Hughes to the extent that GM acquires any News Corporation Preferred ADSs pursuant to the GM/News stock sale, as described in the answer to Question 6 below, and continues to hold such shares.

For more information, see pages 13, 18, 24, 25, 72 and 159.

Q5.	What is a share identification election?

A5.	The receipt of Hughes common stock by GM Class H common stockholders is expected to be tax-free for U.S. federal income tax purposes, but the receipt of News Corporation Preferred ADSs and/or cash by the former GM Class H common stockholders in exchange for a portion of their Hughes common stock is expected to result in the recognition of gain (or loss) for U.S. federal income tax purposes. The share identification election is intended to provide GM Class H common stockholders the opportunity to associate the receipt of News Corporation Preferred ADSs and/or cash with specific shares of Hughes common stock received as a result of the conversion of particular shares of GM Class H common stock pursuant to one of the election methods described elsewhere in this document, which may affect the amount of taxable gain or loss recognized by them in connection with the taxable portion of the transactions.

You should understand that if a share identification election is not made in a timely manner, each share of GM Class H common stock will be exchanged for one share of Hughes common stock, and a portion of each share of Hughes common stock will then be converted into the appropriate amount of News Corporation Preferred ADSs and/or cash. As an alternative, GM Class H common stockholders have the option to make a “share identification election” that would result in their shares being treated on an aggregate basis such that certain specific shares of Hughes common stock would be converted into the appropriate amount of News Corporation Preferred ADSs and/or cash. Further information about the three alternative share identification methods that GM Class H common stockholders may elect is provided elsewhere in this document.

Making a share identification election will not change the total amount of Hughes common stock and News Corporation Preferred ADSs and/or cash that an electing stockholder will receive as a result of the transactions.

Each GM Class H common stockholder should consult with his or her own tax advisor as to the particular tax consequences of the Hughes split-off, the GM/News stock sale and the News stock acquisition. None of GM, Hughes or News Corporation is providing any assurance with respect to the tax effects of making a share identification election.

For more information, see page 287.

Q6.	What will GM receive if the transactions occur?

A6.	The transactions are designed to provide significant liquidity and value to GM in respect of GM’s approximately 19.8% retained economic interest in Hughes. If the transactions occur, GM will receive:

•	a $275 million special cash dividend from Hughes; and

•	based on certain assumptions described elsewhere in this document, approximately $3.84 billion from News Corporation, comprised of approximately $3.07 billion in cash and approximately $0.77 billion in News Corporation Preferred ADSs and/or cash, subject to adjustment based on the collar mechanism.

The $275 million special cash dividend from Hughes to GM will provide additional liquidity to GM in the context of the transactions and is designed to compensate GM for the value enhancement arising from the exchange of asset-based stock of Hughes (in the form of Hughes common stock) for the GM Class H common stock, a tracking stock of GM, on a one-share-for-one-share basis.

The amount of cash and the number of News Corporation Preferred ADSs that GM will receive in the transactions cannot be definitively determined until the time of the completion of the GM/News stock sale because these amounts will depend upon variable factors that will not be known until that time.

For more information, see pages 13, 17, 72 and 171.

Q7.	What are News Corporation Preferred ADSs?

A7.	“News Corporation Preferred ADSs” are preferred American depositary shares of News Corporation, which are traded on the NYSE under the symbol “NWS.A.” Each News Corporation Preferred ADS represents four preferred limited voting ordinary shares of News Corporation (which we sometimes refer to as “Preferred Ordinary Shares”), which are traded on the Australian Stock Exchange under the symbol “NCPDP.” News Corporation also has outstanding ordinary American depositary shares (which we sometimes refer to as “News Corporation Ordinary ADSs”), which are traded on the NYSE under the symbol “NWS.” Each News Corporation Ordinary ADS represents four ordinary shares of News Corporation (which we sometimes refer to as “Ordinary Shares”). Although holders of Ordinary Shares and News Corporation Ordinary ADSs have full voting rights, holders of Preferred Ordinary Shares and News Corporation Preferred ADSs have no voting rights except in limited circumstances. Unless News Corporation elects to pay cash, both GM and GM Class H common stockholders will receive News Corporation Preferred ADSs in the transactions.

For more information, see pages 27, 229 and 246.

Q8.	Why will GM receive cash for most (and possibly all) of the interest in Hughes that GM will sell to News Corporation in the transactions as well as the $275 million special cash dividend from Hughes while the GM Class H common stockholders will receive mainly Hughes common stock (and some News Corporation Preferred ADSs and/or cash) in the transactions for their GM Class H common stock?

A8.	One reason for the separation of Hughes from GM is to better position the businesses of Hughes to compete within their industries by enabling Hughes to have greater flexibility in accessing capital and to benefit from an affiliation with News Corporation and its affiliates. Another reason is to enable GM to meet its own liquidity objectives over the near term and support its credit rating by monetizing its retained economic interest in Hughes and thus enhance GM’s ability to focus on its core automotive and related businesses. To meet these objectives, GM will receive cash for a significant portion, and possibly all, of its retained economic interest in Hughes. In addition, the $275 million special cash dividend GM will receive from Hughes will provide additional liquidity to GM in the context of the transactions and is designed to compensate GM for the value enhancement arising to GM Class H common stockholders from the exchange of Hughes common stock (an asset-based stock of Hughes) for GM Class H common stock (a tracking stock of GM) on a one-share-for-one-share basis.

As a result of the transactions, the GM Class H common stockholders will continue to have an interest in the business of Hughes, but this interest will be in the form of common stock issued directly by Hughes rather than a tracking stock of GM reflecting the financial performance of Hughes. GM and Hughes believe that a principal reason why GM Class H common stockholders own shares of GM Class H common stock is that they seek to benefit from an investment in the business of Hughes. The transactions will permit these stockholders to retain most of that investment interest through a direct asset-based ownership interest in Hughes common stock. In addition, the GM Class H common stockholders will receive News Corporation Preferred ADSs and/or cash for the portion of their interest in Hughes that will be exchanged in the News stock acquisition in order to increase News Corporation’s ownership of Hughes.

The structure of the transactions, including the type and amount of consideration to be paid to GM and the GM Class H common stockholders in the transactions, was the result of negotiations among GM, Hughes and News Corporation. In light of GM’s objectives and the interests of Hughes and the GM Class H common stockholders, the structure of the proposed transactions and the form and amount of consideration negotiated for the various interests was determined to be fair and appropriate in the context of the proposed transactions.

For more information, see pages 22, 70 and 83.

Q9.	When will the transactions be completed?

A9.	We are working diligently to complete the transactions as soon as reasonably possible. We will, however, not complete the transactions unless the conditions set forth in the transaction agreements are satisfied or waived. These conditions include, among other things, the requisite GM common stockholder approval of the proposals relating to the transactions, the receipt of an IRS private letter ruling regarding the tax-free status of the Hughes split-off share exchange and the receipt of antitrust and other regulatory approvals of the transactions. Assuming that all of the conditions are satisfied or waived within the time frame we currently anticipate, we expect to complete the transactions by late 2003 or early 2004.

For more information, see page 67.

Q10.	Will News Corporation combine its business with the Hughes business in the merger?

A10.	No. As a result of the transactions, Hughes will become a publicly owned company, independent from GM, with 34% of its outstanding common stock owned by a subsidiary of News Corporation and the remaining 66% owned by the former GM Class H common stockholders. Immediately after the completion of the transactions, the News Corporation subsidiary that acquired 34% of the outstanding

Hughes common stock in the transactions will transfer all of the shares of Hughes common stock that it owns to Fox Entertainment, another subsidiary of News Corporation. Although News Corporation’s Fox Entertainment subsidiary will own a significant minority interest in Hughes as a result of the transactions, News Corporation’s and its subsidiaries’ businesses will not be combined with the businesses of Hughes as part of the transactions.

For more information, see pages 21, 74 and 183.

Q11.	What are GM common stockholders being asked to approve?

A11.	GM $1 2/3 par value common stockholders and GM Class H common stockholders, each voting separately as a class and voting together as a single class based on their respective per share voting power, are being asked to approve an amendment to the GM restated certificate of incorporation and to ratify four matters relating to the transactions. The transactions will not take place unless each of these five matters is approved or ratified, as applicable, by GM $1 2/3 par value common stockholders and GM Class H common stockholders. In addition, GM common stockholders are being asked to approve a further amendment to the GM restated certificate of incorporation to reflect the elimination of the GM Class H common stock after the completion of the transactions, but the transactions are not conditioned upon approval of this further GM charter amendment by GM $1 2/3 par value common stockholders and GM Class H common stockholders.

Proposals 1 through 5, all of which relate to the transactions, are separate matters to be voted upon by GM common stockholders but are expressly conditioned upon the approval of each of the other proposals (but not proposal 6). This means that ALL FIVE of these proposals must be approved or ratified, as applicable, by GM $1 2/3 par value common stockholders and GM Class H common stockholders in order for GM to obtain the requisite GM common stockholder approval of the transactions. The transactions described in this document will not be completed, even if all of the other conditions are satisfied or waived, if the requisite GM common stockholder approval of these five proposals is not received.

The proposals are as follows:

Proposal 1: Approval of the First GM Charter Amendment. This proposal is to approve an amendment to the GM restated certificate of incorporation that would provide GM the ability to implement the Hughes split-off share exchange.

The amendment would add two important provisions to the GM restated certificate of incorporation and make certain other clarifying changes to facilitate the transactions. As a result of these changes:

•	GM will be able to split off Hughes by exchanging one share of Hughes common stock for, and in redemption of, each outstanding share of GM Class H common stock; and

•	the provisions of the GM restated certificate of incorporation that provide for a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate under certain circumstances will not apply to the Hughes split-off share exchange.

These provisions will have effect only if the transactions are completed.

Proposal 2: Ratification of the New Hughes Certificate of Incorporation, Including the Excess Stock Provision. This proposal is to ratify the new Hughes certificate of incorporation, which would establish, among other things, the terms of the Hughes common stock after the transactions.

The new Hughes certificate of incorporation will contain a number of important provisions, including a provision that we sometimes refer to as the “excess stock provision.” The excess stock provision will provide that no person may acquire any shares of Hughes capital stock during the first year after the completion of the transactions if the acquisition would result in any such person (together with other persons treated as related to such person under the new Hughes certificate of incorporation) holding 10% or more of Hughes. This restriction will not apply to News Corporation’s acquisition of 34% of the outstanding Hughes common stock in the transactions but will prevent News Corporation (and other persons treated as related to News Corporation under the new Hughes certificate of incorporation) from acquiring additional shares of Hughes capital stock for one year after completion of the transactions. This provision is designed to protect Hughes and its stockholders from liability for potential adverse tax effects from certain changes in the ownership of Hughes after the transactions and from the potential adverse impact of a third party seeking to acquire control of Hughes at a lower price than might be available due to the fact that News Corporation (which will be Hughes’ largest stockholder after the transactions) and its affiliates, in order to preserve the tax-free status of the Hughes split-off share exchange, would not be permitted to acquire additional shares of Hughes during the one-year duration of the excess stock provision and thus would not be able to offer a higher price or cause the third party to offer a higher price to Hughes’ stockholders. In addition, the excess stock provision was included in the new Hughes certificate of incorporation in order to induce News Corporation to enter into the agreements relating to the transactions since, during the negotiation of the transaction agreements, News Corporation informed GM and Hughes that it was not willing to agree to the transactions unless the transaction agreements prohibited third parties from acquiring substantial blocks of Hughes capital stock during the period that News Corporation was contractually prohibited from acquiring additional shares of Hughes capital stock. However, you should understand that this provision could have the effect of delaying, deferring or preventing a change of control of Hughes during the first year after the completion of the transactions.

Proposal 3: Ratification of the Hughes Split-Off, Including the Special Dividend. This proposal is to ratify the Hughes split-off, including the $275 million special cash dividend from Hughes to GM, as described in this document.

By approving this proposal, you are consenting to an asset transfer from Hughes to GM (the $275 million special cash dividend) in accordance with the GM board policy statement regarding certain capital stock matters and you are also approving certain other separation-related arrangements between GM and Hughes, including new tax sharing arrangements between GM and Hughes that will become effective upon the completion of the transactions.

Proposal 4: Ratification of the GM/News Stock Sale. This proposal is to ratify the GM/News stock sale as described in this document.

Proposal 5: Ratification of the News Stock Acquisition. This proposal is to ratify the News stock acquisition as described in this document.

Proposal 6: Approval of the Second GM Charter Amendment. This proposal is to approve a further amendment to the GM restated certificate of incorporation to eliminate certain provisions relating to the GM Class H common stock that will no longer be necessary after the completion of the transactions.

The completion of the transactions is NOT conditioned upon the approval by GM $1 2/3 par value common stockholders and GM Class H common stockholders of proposal 6. Proposal 6, however, will not be implemented unless proposals 1 through 5 are approved and the transactions are completed.

For more information, see pages 153 and 272.

Q12.	Will GM Class H common stockholders be forgoing any rights that they have now by approving the matters being submitted to them?

A12.	Yes. By approving the proposals relating to the transactions, GM Class H common stockholders will forgo important rights that would otherwise be available to them if the transactions were completed without their approval:

•	First, the GM restated certificate of incorporation currently provides for the recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate under certain circumstances. GM is asking both classes of its common stockholders to approve a charter amendment that will provide that the 120% recapitalization provision will not apply to the transactions described in this document. If the transactions were completed without that charter amendment, the 120% recapitalization provision would apply. If the 120% recapitalization provision applied, each share of GM Class H common stock would be valued for purposes of that provision at $13.42, representing a premium of 20% to the GM Class H common stockholders based on the average of the closing prices of GM Class H common stock for the 15 consecutive trading days ending one trading day prior to April 9, 2003, the date of the public announcement of the transactions. If the 120% recapitalization provision applied, each share of GM Class H common stock would be exchanged for 0.38977 of a share of GM $1 2/3 par value common stock, which would have been valued at $34.42 per share, based on the average of the closing prices of GM $1 2/3 par value common stock for the same 15 consecutive trading days. You should understand, however, that GM is not proposing the transactions on terms that would involve the 120% recapitalization provision of the GM restated certificate of incorporation.

•	Second, GM’s board of directors has previously adopted a policy statement that generally calls for a proportionate dividend to be paid to GM Class H common stockholders in accordance with their tracking stock interest in Hughes whenever GM receives a dividend from Hughes, unless the transaction where the dividend is paid receives the consent of both classes of GM common stockholders. GM is asking both classes of its common stockholders to approve the $275 million special cash dividend from Hughes to GM without the payment of a proportionate dividend to the holders of GM Class H common stock. If the transactions were completed without this approval (and without any other action by the GM board of directors to cause the policy statement to be inapplicable), GM would have been required to pay a dividend to GM Class H common stockholders in an aggregate amount of approximately $220.4 million (or approximately $0.20 per share of GM Class H common stock), representing approximately 80.2% of the $275 million special cash dividend to be paid to GM by Hughes. You should understand, however, that GM is not proposing the transactions on terms that would involve the requirement to pay proportionate dividends to the GM Class H common stockholders under the GM board policy statement.

The terms of the transactions as proposed in this document provide that the 120% recapitalization provision and the payment of a proportionate dividend to GM Class H common stockholders will not be applicable. If the requisite GM common stockholder approval is not obtained, the transactions described in this document will not occur. In that event, the charter and policy statement provisions will continue in effect but there will be no recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate and there will be no proportionate dividend paid to GM Class H common stockholders.

For more information, see pages 49, 156, 157, 275 and 276.

Q13.	What is the effect of ratification of certain matters as proposed in proposals 2, 3, 4 and 5?

A13.	Ratification is an expression of approval by stockholders of one or more matters for which their approval is not necessarily required as a matter of law. In general, ratification by stockholders is effective to approve actions taken by a corporation and its board of directors, even if the actions are challenged by some of the stockholders, provided that such actions are not against public policy (such as actions involving waste, fraud or similar egregious misconduct).

GM believes, therefore, that ratification by GM common stockholders of the new Hughes certificate of incorporation (including the excess stock provision), the Hughes split-off (including the $275 million special cash dividend from Hughes to GM), the GM/News stock sale and the News stock acquisition should extinguish any claim by such stockholders (other than for waste, fraud or similar egregious misconduct or based on lack of proper disclosure) against GM and its directors based on these transactions, including a claim alleging unfairness of these transactions to either or both classes of GM common stockholders or alleging any deficiency in the process of developing the terms of these transactions or the GM board of directors’ consideration or approval of these transactions.

For more information, see pages 23, 67, 156 and 274.

Q14.	What is the GM board of directors’ recommendation regarding the proposals being submitted to GM common stockholders?

A14.	The GM board of directors approved the transactions by unanimous vote of all those directors present at the applicable GM board meeting, and the GM board of directors unanimously recommends that GM $1 2/3 par value common stockholders and GM Class H common stockholders vote to approve each of the proposals described in this document by executing and returning the enclosed consent card as soon as possible.

For more information, see pages 23, 82, 105, 113, 159 and 277.

Q15.	Did the Hughes board of directors consider the transactions?

A15.	Yes. The Hughes board of directors unanimously approved the transactions and recommended that GM approve the transactions.

For more information, see page 105.

Q16.	Which GM common stockholders are entitled to vote on the transactions?

A16.	Only GM $1 2/3 par value common stockholders and GM Class H common stockholders who held shares on the record date, August 1, 2003, are entitled to vote on the transactions.

For more information, see page 278.

Q17.	What should I do now?

A17.	GM $1 2/3 par value common stockholders and GM Class H common stockholders whose shares are not held in street name through a broker should complete, date, sign and return the enclosed consent card as directed in this document and in the related materials as soon as possible.

If you are a GM $1 2/3 par value common stockholder or GM Class H common stockholder and you participate in certain employee savings plans identified elsewhere in this document, your consent will serve as a voting instruction for the plan trustees, plan committees or independent fiduciaries of those plans, who will vote your shares of GM common stock held in any of these employee savings plans in accordance with your instructions. You may submit your consent for shares held in any of these employee savings plans by executing and returning the enclosed consent card.

If your shares of GM $1 2/3 par value common stock and/or GM Class H common stock are held in street name by a broker, your broker will vote your shares only if you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without your instructions, your shares of GM common stock will not be voted in connection with the transactions, which will have the same effect as voting against the transactions.

Before submitting your consent or instructing your broker on how to vote, we urge all GM common stockholders to review and carefully consider the information contained in and incorporated by reference into this document, including the factors described in the section entitled “Risk Factors” beginning on page 48.

In addition, any GM Class H common stockholder who is the holder of record of his, her or its GM Class H common stock and who wishes to identify certain of such holder’s shares of Hughes common stock to be received in the Hughes split-off share exchange as the shares to be converted into the right to receive News Corporation Preferred ADSs and/or cash in the News stock acquisition (instead of having a portion of each share so converted) should contact the exchange agent who will provide an election form to be completed and returned in accordance with the instructions accompanying such form. GM Class H common stockholders whose shares are held in street name through one or more brokers or through one or more custodial accounts should contact their broker(s) or other agent(s) if they wish to make such an election; whether such opportunity is available will be determined by the broker(s) or other agent(s). You should be aware, however, that making such an election will not change the aggregate number of shares of Hughes common stock or the aggregate amount of News Corporation Preferred ADSs and/or cash that an electing GM Class H common stockholder will receive in the transactions.

For more information, see pages 278, 279, 287 and 288.

Q18.	What happens if a GM common stockholder does not submit a consent?

A18.	If a GM $1 2/3 par value common stockholder or a GM Class H common stockholder does not submit a consent, it will have the same effect as a vote against the proposals relating to the transactions. We urge all GM $1 2/3 par value common stockholders and GM Class H common stockholders to please complete, date, sign and return the enclosed consent card as soon as possible. However, with respect to shares held through employee savings plans, procedures differ among the plans with respect to the voting of shares for which no consent is received. These procedures are explained in greater detail elsewhere in this document. Your vote is important regardless of the number of shares that you own.

For more information, see pages 278 and 279.

Q19.	Can GM common stockholders revoke their approval once the consent is submitted?

A19.	Yes. Any GM $1 2/3 par value common stockholder or GM Class H common stockholder can revoke his, her or its consent, or any withholding of consent, at any time prior to the requisite GM common stockholder approval of the transactions. GM common stockholder approval of the proposals relating to the transactions will occur as soon as consents representing the requisite GM common stockholder approval described above in the answer to Question 11 are delivered to GM in accordance with Delaware corporation law but no sooner than 20 business days after the date this document is mailed to GM common stockholders. The mailing of this document to GM common stockholders is currently expected to be completed on or about September 5, 2003, but could be completed sooner. However, if GM does not receive the number of consents required within 60 days of the earliest dated consent delivered to GM in accordance with Delaware corporation law, the requisite GM common stockholder approval of the proposals relating to the transactions will not have occurred.

You can revoke your consent by filing with the Secretary of GM a written notice stating that you would like to revoke your consent. You can also revoke your consent, or any withholding of consent, by filing with the Secretary of GM another consent bearing a later date. You should send any written revocations to the Secretary of GM at the following address:

General Motors Corporation

Renaissance Center
P.O. Box 300
Mail Code 482-C38-B71
Detroit, Michigan 48265-3000
Attention: Secretary

For more information, see page 278.

Q20.	Should I send in my stock certificates now?

A20.	No. You should NOT send in your stock certificates at this time. You will receive further correspondence regarding the exchange of shares of GM Class H common stock after the transactions have been completed.

Q21.	What should I do if I have other questions?

A21.	If you are a GM $1 2/3 par value common stockholder or GM Class H common stockholder and you have any questions about any of the transactions or how to complete and submit your consent card, or if you would like to request additional copies of this document, please contact the GM consent solicitation agent as indicated below:

Morrow & Co., Inc.

445 Park Avenue
5th Floor
New York, New York 10022
(800) 206-5881 (Toll-Free) for calls in the United States, Canada and Mexico
(877) 807-8895(Collect) for calls outside the United States, Canada and Mexico

You may also obtain free copies of documents publicly filed by GM, Hughes and News Corporation at the SEC’s website at “www.sec.gov”, and you may also obtain certain of these documents at GM’s website at “www.gm.com” or at Hughes’ website at “www.hughes.com” or at News Corporation’s website at “www.newscorp.com”. We are not incorporating the contents of the websites of the SEC, GM, Hughes, News Corporation or any other person into this document, but we are providing this information for your convenience.

For more information on how to obtain copies of documents, see “Where You Can Find More Information” on page 297.

SUMMARY

      In this summary, we highlight selected information that we describe in greater detail elsewhere in this document. This summary does not contain all of the important information contained in this document. You should read carefully this entire document and the other documents to which we refer you for a more complete understanding of the Hughes split-off, the GM/News stock sale, the News stock acquisition and other related matters. In addition, we incorporate by reference into this document important business and financial information about GM, Hughes and News Corporation that is set forth in other documents that these companies have filed publicly with the SEC. You may obtain the information incorporated by reference into this document without charge from GM by following the instructions in the section entitled “Where You Can Find More Information” that begins on page 297.

The Companies

General Motors Corporation (See page 193)

      General Motors is primarily engaged in the automotive and, through its wholly owned Hughes subsidiary, the telecommunications and media industries. Additional information about Hughes is included below. GM is the world’s largest manufacturer of automotive vehicles. GM also has financing and insurance operations and, to a lesser extent, is engaged in other industries. GM’s other operations include the designing, manufacturing and marketing of locomotives and heavy-duty transmissions.

      As a result of the transactions that are the subject of this document, Hughes will be separated from GM.

      GM’s principal executive offices are located at 300 Renaissance Center, Detroit, Michigan 48265-3000, and GM’s telephone number is (313) 556-5000.

Hughes Electronics Corporation (See page 201)

      Hughes is a world-leading provider of digital television entertainment, broadband satellite networks and services, and global video and data broadcasting. Hughes provides advanced communications services on a global basis and has developed a wide range of entertainment, information and communications services for home and business use, including video, data, voice, multimedia and Internet services.

      Hughes is currently a wholly owned subsidiary of General Motors. As a result of the transactions that are the subject of this document, Hughes will be separated from GM.

      Hughes’ principal executive offices are located at 200 North Sepulveda Boulevard, El Segundo, California 90245, and Hughes’ telephone number is (310) 662-9688. Hughes currently expects to relocate its principal executive offices to 2250 E. Imperial Highway, El Segundo, California 90245 by September 30, 2003.

The News Corporation Limited and Certain Affiliates (See page 202)

      News Corporation. News Corporation is a diversified international media and entertainment company with operations in a number of industry segments, including filmed entertainment, television, cable network programming, magazines and inserts, newspapers and book publishing. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Italy, Asia, Australia and the Pacific Basin.

      News Corporation’s principal executive offices are located at 2 Holt Street, Surry Hills, New South Wales, 2010 Australia, and News Corporation’s telephone number is 61-2-9-288-3000.

      NPAL. News Publishing Australia Limited, a wholly owned subsidiary of News Corporation, engages, through its subsidiaries, in News Corporation’s businesses conducted in the United States. NPAL is the subsidiary of News Corporation that is acquiring 34% of Hughes in the GM/News stock sale and the News stock acquisition. NPAL’s principal executive offices are located at 1211 Avenue of the Americas, New York, New York 10036, and NPAL’s telephone number is (212) 852-7000.

      Fox Entertainment. News Corporation, through NPAL, holds approximately 80.6% of the equity of Fox Entertainment Group, Inc. and approximately 97% of its voting power. Immediately after the completion of the transactions, NPAL will transfer all of the shares of Hughes common stock that it owns to Fox Entertainment. In connection with this transfer, News Corporation’s indirect ownership of Fox Entertainment will be increased to approximately 82% and its voting power will remain at approximately 97%. For more information about this transfer, see “The Transactions— Description of the Transactions— Related Transactions.” Fox Entertainment is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. Fox Entertainment’s principal executive offices are located at 1211 Avenue of the Americas, New York, New York, 10036, and Fox Entertainment’s telephone number is (212) 852-7111.

Background Regarding GM’s Retained Economic Interest in Hughes

(See pages 68 and 213)

      As part of the transactions that are the subject of this document, GM will sell all of its retained economic interest in Hughes to NPAL, a wholly owned subsidiary of News Corporation. While GM owns 100% of Hughes, its retained economic interest represents its notional interest in the financial performance of Hughes in accordance with the provisions of the GM restated certificate of incorporation. The GM restated certificate of incorporation allocates the earnings of Hughes between the two classes of GM common stock: GM $1 2/3 par value common stock and GM Class H common stock. The percentage of Hughes’ earnings that is allocable to the GM $1 2/3 par value common stock represents what we sometimes refer to as GM’s “retained economic interest in Hughes.” The remaining percentage of Hughes’ earnings is allocable to the GM Class H common stock. Currently, GM’s retained economic interest in Hughes is approximately 19.8% and the remaining approximately 80.2% economic interest in Hughes is represented by the outstanding GM Class H common stock. GM’s retained economic interest in Hughes will be represented by all of the outstanding shares of Hughes Class B common stock at the time of the completion of the transactions.

      GM’s retained economic interest in Hughes is subject to adjustment from time to time in accordance with the provisions of the GM restated certificate of incorporation. For example, GM’s retained economic interest in Hughes is subject to reduction as a result of the exercise of stock options in respect of GM Class H common stock and is subject to increase as a result of repurchases by GM of shares of GM Class H common stock. You should understand that, as a result of the operation of these provisions of the GM restated certificate of incorporation, the size of GM’s retained economic interest in Hughes may change from time to time between now and the time of the completion of the transactions and, accordingly, may differ from the 19.8% amount calculated as of the date of this document. However, notwithstanding any changes in the size of GM’s retained economic interest in Hughes, News Corporation will indirectly own exactly 34% of the outstanding Hughes common stock upon the completion of the transactions. This is because the merger agreement provides that News Corporation will acquire in the News stock acquisition an amount of Hughes common stock that results in its ownership upon the completion of the transactions equaling exactly 34%. This means that if GM’s retained economic interest in Hughes decreases between now and the time of the completion of the transactions, the number of shares of Hughes common stock that will be exchanged in the merger described below at “— Description of the Transactions— The News Stock Acquisition” will increase from the amounts used in the illustrative calculations set forth in this document. Similarly, if GM’s retained economic interest in Hughes increases during such period, the number of shares of Hughes common stock that will be exchanged in the merger will decrease from the amounts used in the illustrative calculations set forth in this document.

      GM’s receipt of the $275 million special cash dividend from Hughes pursuant to the transactions will not have any affect on GM’s retained economic interest in Hughes.

Description of the Transactions

(See pages 66 and 170)

      The transactions that are the subject of this document principally consist of the Hughes split-off, the GM/ News stock sale and the News stock acquisition but also include other related transactions contemplated by the agreements among GM, Hughes and News Corporation. The obligations of the companies to complete the transactions are subject to the satisfaction or waiver of certain conditions, which are discussed below at “—Conditions to Completing the Transactions.” The transactions are structured so that the Hughes split-off will occur simultaneously with the GM/ News stock sale, and the News stock acquisition will occur immediately after the completion of those two transactions.

      Let us tell you more about the transactions:

The Hughes Split-Off (See pages 71 and 170)

      The Hughes split-off will be accomplished in two related steps – the payment of the Hughes special dividend and the Hughes split-off share exchange.

•	Hughes Special Dividend. The first step of the Hughes split-off is the declaration and payment by Hughes to GM of a $275 million special cash dividend. The special cash dividend will provide additional liquidity to GM in the context of the transactions and is designed to compensate GM for the value enhancement to GM Class H common stockholders arising from the exchange of Hughes common stock, an asset-based stock of Hughes, for the GM Class H common stock, a tracking stock of GM, on a one-share-for-one-share basis.

•	Hughes Split-Off Share Exchange. The second step of the Hughes split-off is the Hughes split-off share exchange. Simultaneously with the GM/ News stock sale, GM will distribute, on a one-share-for-one-share basis, shares of Hughes common stock to the holders of GM Class H common stock in exchange for and in redemption of all of the outstanding shares of GM Class H common stock. The distributed shares will represent approximately 80.2% of the outstanding equity in Hughes. All of the formerly outstanding shares of GM Class H common stock will be cancelled, and no shares of GM Class H common stock will be outstanding after the Hughes split-off share exchange.

      GM does not currently have the ability to exchange shares of Hughes common stock in redemption of shares of GM Class H common stock. One principal effect of the proposed amendment to the GM restated certificate of incorporation pursuant to proposal 1 of GM’s consent solicitation is to enable the GM board of directors to make this exchange on the terms described in this document.

The GM/ News Stock Sale (See pages 72 and 171)

      Immediately prior to the Hughes split-off, GM will own a number of shares of Hughes Class B common stock representing GM’s approximately 19.8% retained economic interest in Hughes. Simultaneously with the Hughes split-off, GM will sell all of the shares of Hughes Class B common stock that it owns to NPAL in the GM/News stock sale.

      News Corporation will pay $14.00 per share in cash for 80% of the shares of Hughes Class B common stock purchased from GM (which we sometimes refer to as the “fixed price shares”). Based on certain assumptions described elsewhere in this document, the aggregate amount of this payment will be approximately $3.07 billion.

      News Corporation may elect to pay for the other 20% of the shares of Hughes Class B common stock purchased from GM (which we sometimes refer to as the “variable price shares”) in News Corporation Preferred ADSs, cash or a combination of News Corporation Preferred ADSs and cash, as described below at “— The Exchange Ratio— Optional Cash Payment for Shares.” For each variable price share purchased with News Corporation Preferred ADSs, News Corporation will deliver a number of News Corporation Preferred ADSs equal to the exchange ratio. Based on certain assumptions described elsewhere in the document, the aggregate value of this payment will be $0.77 billion.

The News Stock Acquisition (See pages 74 and 183)

      Following NPAL’s purchase of approximately 19.8% of the outstanding equity in Hughes from GM in the GM/News stock sale, News Corporation will increase its indirect ownership in Hughes to exactly 34% through NPAL’s acquisition of an additional approximately 14.2% of the equity of Hughes from the former GM Class H common stockholders that received Hughes common stock in the Hughes split-off share exchange. NPAL will acquire these additional shares pursuant to a merger of GMH Merger Sub, a wholly owned subsidiary of NPAL, with and into Hughes. Hughes will be the surviving company in the merger.

      Based on certain assumptions described elsewhere in this document, upon the completion of the merger the former GM Class H common stockholders will retain approximately 82.3% of the Hughes common stock received in the Hughes split-off share exchange. The other approximately 17.7% of the Hughes common stock received in the Hughes split-off share exchange will be exchanged in the merger. For these shares (which we sometimes refer to as the “exchanged shares”), the former GM Class H common stockholders will receive a number of News Corporation Preferred ADSs equal to the exchange ratio described below at “— The Exchange Ratio.” News Corporation, however, may elect to pay an amount of cash instead of News Corporation Preferred ADSs for all or some of the exchanged shares, as described below at “— The Exchange Ratio— Optional Cash Payment for Shares.”

The Exchange Ratio (See pages 72, 75, 171 and 184)

      General. The exchange ratio applicable to the variable price shares acquired from GM for News Corporation Preferred ADSs in the GM/News stock sale and the exchange ratio applicable to the exchanged shares acquired from the former GM Class H common stockholders for News Corporation Preferred ADSs in the News stock acquisition will be the same. The exchange ratio will be based on the average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including the fifth business day prior to the completion of the transactions and will vary depending upon whether such average price per share falls within or outside a negotiated “collar” range of $17.92 to $26.88. We sometimes refer to this per share average as the “average closing price of News Corporation Preferred ADSs.”

      The collar mechanism is designed to provide that, based on certain assumptions described elsewhere in this document:

•	at average closing prices of News Corporation Preferred ADSs within the collar range, GM and the former GM Class H common stockholders will receive $14.00 worth of News Corporation Preferred ADSs for each variable price share or exchanged share, as applicable, acquired by News Corporation for News Corporation Preferred ADSs;

•	at average closing prices of News Corporation Preferred ADSs above $26.88, the high end of the collar range, GM and the former GM Class H common stockholders will receive more than $14.00 worth of News Corporation Preferred ADSs for each variable price share or exchanged share, as applicable, acquired by News Corporation for News Corporation Preferred ADSs; and

•	at average closing prices of News Corporation Preferred ADSs below $17.92, the low end of the collar range, GM and the former GM Class H common stockholders will receive less than $14.00 worth of News Corporation Preferred ADSs for each variable price share or exchanged share, as applicable, acquired by News Corporation for News Corporation Preferred ADSs, subject in certain cases to a minimum value of $11.00.

      If the average closing price of News Corporation Preferred ADSs is:

•	within the collar, the exchange ratio will be determined by dividing $14.00 by the average closing price of News Corporation Preferred ADSs, which results in a minimum exchange ratio of 0.52083 ($14.00 divided by $26.88) and a maximum exchange ratio of 0.78125 ($14.00 divided by $17.92), and, assuming that the value of each News Corporation Preferred ADS at the closing of the transactions is equal to the average closing price of News Corporation Preferred ADSs, GM and the former GM Class H common stockholders will receive $14.00 of News Corporation Preferred ADSs for each variable price share or exchanged share, as applicable, acquired by News Corporation for News Corporation Preferred ADSs;

•	above the high end of the collar, the exchange ratio will stay the same as it would be at the high end of the collar, or 0.52083 ($14.00 divided by $26.88), and, assuming that the value of each News Corporation Preferred ADS at the closing of the transactions is equal to the average closing price of

News Corporation Preferred ADSs, GM and the former GM Class H common stockholders will receive a number of News Corporation Preferred ADSs with a financial value greater than $14.00 for each variable price share or exchanged share, as applicable, acquired by News Corporation for News Corporation Preferred ADSs; and

•	below the low end of the collar, the exchange ratio will stay the same as it would be at the low end of the collar, or 0.78125 ($14.00 divided by $17.92), and, assuming that the value of each News Corporation Preferred ADS at the closing of the transactions is equal to the average closing price of News Corporation Preferred ADSs, GM and the former GM Class H common stockholders will receive a number of News Corporation Preferred ADSs with a financial value less than $14.00 for each variable price share or exchanged share, as applicable, acquired by News Corporation for News Corporation Preferred ADSs.

      The amount of News Corporation Preferred ADSs and/or cash to be received by the former GM Class H common stockholders is described above and throughout this document at times with reference to each whole share of Hughes common stock that News Corporation will acquire. News Corporation, however, will, based on certain assumptions described elsewhere in this document, only acquire approximately 0.17665 of each share of Hughes common stock received by the former GM Class H common stockholders in the Hughes split-off share exchange, with the former GM Class H common stockholders retaining the other 0.82335 of each share of Hughes common stock. In order to determine the amount of News Corporation Preferred ADSs and/or cash the GM Class H common stockholders will receive for the 0.17665 of each share of Hughes common stock, the amount News Corporation pays per whole share must be multiplied by 0.17665. For example, $14.00 worth of News Corporation Preferred ADSs and/or cash for each whole exchanged share would result in GM Class H common stockholders receiving approximately $2.47 (calculated by multiplying $14.00 by 0.17665) for the 0.17665 of each share of Hughes common stock acquired by News Corporation. In addition, GM Class H common stockholders who are the holders of record of their GM Class H common stock may elect the method to identify certain shares (instead of a portion of each share as described above) of Hughes common stock that they will hold immediately after the Hughes split-off share exchange that they wish to convert into the right to receive News Corporation Preferred ADSs and/or cash in the News stock acquisition. This may permit electing GM Class H common stockholders to identify for U.S. federal income tax purposes certain shares to be converted into the right to receive News Corporation Preferred ADSs and/or cash as a result of the transactions. Each GM Class H common stockholder whose shares are held in street name through one or more brokers or through one or more custodial accounts may be provided the opportunity to make a similar election with such stockholder’s broker(s) or other agent(s) on an account-by-account basis; whether such opportunity is available will be determined by the broker(s) or other agent(s). You should contact your broker(s) or other agent(s) if you wish to make an election. You should understand that such an election will not change the aggregate number of News Corporation Preferred ADSs and/or the amount of cash that an electing GM Class H common stockholder will receive in the News Stock acquisition.

      Termination and Top-Off Election. If, at any time prior to the completion of the transactions, the average of the volume weighted average prices per News Corporation Preferred ADS over any 20 consecutive trading day period is below $14.08, GM will have the right to terminate the stock purchase agreement, and therefore, the transactions contemplated by this document. If GM exercises this right, News Corporation will have seven business days to avoid termination by agreeing to provide a minimum value of $11.00 for each variable price share and exchanged share. If News Corporation makes this election (which we sometimes refer to as an election to “top-off”) and the average closing price of News Corporation Preferred ADSs determined at the completion of the transactions is below $17.92, the exchange ratio will be the greater of (1) 0.78125 and (2) $11.00 divided by the average closing price of News Corporation Preferred ADSs. As a result, if News Corporation elects to top-off, GM and the former GM Class H common stockholders will receive not less than $11.00 of News Corporation Preferred ADSs for each variable price share or exchanged share, as applicable, acquired by News Corporation for News Corporation Preferred ADSs.

      You should understand, however, that there can be no assurance either that GM would exercise its right to terminate the transactions if the average of the volume weighted average prices per News Corporation Preferred ADS over any 20 consecutive trading day period falls below $14.08, or, if GM does exercise its right to terminate the transactions under such circumstances, that News Corporation will elect to top-off rather than allow the transactions to terminate and pay the $150 million termination fee to GM. Any such determination by GM whether or not to terminate the transactions and any such determination by News Corporation whether or not to elect to top-off rather than allow the transactions to terminate will be made by the applicable company in its sole discretion based on the facts and circumstances existing at that time. Finally, you should understand that a determination by GM not to exercise its termination right under such circumstances could result in GM and the former GM Class H common stockholders receiving less than $11.00 worth of News Corporation Preferred ADSs for each variable price share and exchanged share, as applicable, acquired by News Corporation for News Corporation Preferred ADSs.

      Optional Cash Payment for Shares. News Corporation will have the right to pay cash instead of News Corporation Preferred ADSs for some or all of the variable price shares acquired from GM in the GM/News stock sale. If News Corporation elects to pay cash for some or all of the variable price shares, News Corporation also will be obligated to pay the former GM Class H common stockholders cash instead of News Corporation Preferred ADSs for that percentage of exchanged shares equal to the percentage of variable price shares acquired for cash.

      If News Corporation elects to pay cash for some or all of the variable price shares and exchanged shares, it must pay $14.00 per share, regardless of whether the average closing price of News Corporation Preferred ADSs is within or below the collar. However, if News Corporation elects to pay cash and the average closing price of News Corporation Preferred ADSs is greater than $26.88, the high end of the collar, News Corporation must pay GM and the former GM Class H common stockholders the greater value that they would have received if News Corporation had paid with News Corporation Preferred ADSs. As a result, if the average closing price of News Corporation Preferred ADSs is greater than $26.88 and News Corporation elects to pay cash for any variable price shares and exchanged shares, it must pay an amount per share for which such election is made equal to (1) the average closing price of News Corporation Preferred ADSs multiplied by (2) 0.52083, which would be greater than $14.00 per variable price share and exchanged share.

     Certain Assumptions (See page 79)

      In order to help you to understand the effects of the transactions, we have set forth throughout this document certain illustrative calculations of share ownership percentages, values to be provided to GM and the GM Class H common stockholders and various other matters. You should understand that these calculations are for illustrative purposes only. The actual amounts will not be known until the time of the completion of the transactions as such calculations will depend upon certain variable factors that will not be determinable until that time.

      Certain assumptions with respect to these variable factors were required in order to provide these illustrative calculations. Changes in any of these assumptions, as well as other factors, could materially affect the share ownership percentages, values to be provided to GM and the GM Class H common stockholders and various other matters set forth throughout this document for illustrative purposes.

Examples of Value to be Received by GM and Former GM Class H Common Stockholders

      GM. The following table sets forth illustrative calculations of the aggregate value GM will receive for its shares of Hughes Class B common stock (including approximately 219.5 million fixed price shares and approximately 54.9 million variable price shares) in the GM/News stock sale. The box in the table represents the exchange ratio collar mechanism described above. This collar represents a range of prices 20% above and below the $22.40 closing price of News Corporation Preferred ADSs on April 4, 2003, the fifth day prior to the public announcement of the transactions. The values presented in the table represent the value to be provided to GM for the sale of its retained economic interest in Hughes and are in addition to the $275 million special cash dividend GM will receive from Hughes pursuant to the Hughes split-off.

		Aggregate Value of Consideration
		Provided by News Corporation to GM

Average		Value if 100% of		Value if 50% of
Closing Price		Variable Price		Variable Price Shares		Value if 100%
of News		Shares Acquired		Acquired for		of Variable
Corporation		for News		News Corporation		Price Shares
Preferred		Corporation		Preferred ADSs and		Acquired for
ADSs	Exchange Ratio	Preferred ADSs		50% Acquired for Cash		Cash

		(in millions, except for per share amounts)
$32.00	0.52083	$3,987		$3,987		$3,987
$31.00	0.52083	$3,958		$3,958		$3,958
$30.00	0.52083	$3,930		$3,930		$3,930
$29.00	0.52083	$3,901		$3,901		$3,901
$28.00	0.52083	$3,872		$3,872		$3,872
$27.00	0.52083	$3,844		$3,844		$3,844

$26.88	0.52083	$3,840		$3,840		$3,840
$26.00	0.53846	$3,840		$3,840		$3,840
$25.00	0.56000	$3,840		$3,840		$3,840
$24.00	0.58333	$3,840		$3,840		$3,840
$23.00	0.60870	$3,840		$3,840		$3,840
$22.40	0.62500	$3,840		$3,840		$3,840
$22.00	0.63636	$3,840		$3,840		$3,840
$21.00	0.66667	$3,840		$3,840		$3,840
$20.00	0.70000	$3,840		$3,840		$3,840
$19.00	0.73684	$3,840		$3,840		$3,840
$18.00	0.77778	$3,840		$3,840		$3,840
$17.92	0.78125	$3,840		$3,840		$3,840

$17.00	0.78125	$3,801		$3,821		$3,840
$16.00	0.78125	$3,758		$3,799		$3,840
$15.00	0.78125	$3,715		$3,778		$3,840
$14.08	0.78125	$3,676		$3,758		$3,840
$14.00	0.78571	$3,676	*	$3,758	*	$3,840	*
$13.00	0.84615	$3,676	*	$3,758	*	$3,840	*
$12.00	0.91667	$3,676	*	$3,758	*	$3,840	*
$11.00	1.00000	$3,676	*	$3,758	*	$3,840	*

*	Assumes that GM has given notice of its intent to terminate the transactions because the average of the volume weighted average prices of News Corporation Preferred ADSs over any 20 consecutive trading day period is below $14.08 and News Corporation has elected to top-off rather than allow the transactions to terminate and pay the termination fee to GM.

      The average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including August 18, 2003 was $26.1647, which is within the collar. However, we note that the closing price of News Corporation Preferred ADSs on August 18, 2003 was $27.66, which is above the high end of the collar.

      GM Class H Common Stockholders. The following table sets forth illustrative calculations of the value the former GM Class H common stockholders will receive for each exchanged share in the News stock acquisition. The box in the table represents the exchange ratio collar mechanism described above. This collar represents a range of prices 20% above and below the $22.40 closing price of News Corporation Preferred ADSs on April 4, 2003, the fifth day prior to the public announcement of the transactions. The table does not give effect to the treatment of fractional shares of Hughes common stock and News Corporation Preferred ADSs in the merger. Any fractional shares of Hughes common stock and News Corporation Preferred ADSs will be sold by the exchange agent for cash, with the proceeds distributed to the owners of such fractional shares.

		Value of Consideration
		Provided by News Corporation to
		Former GM Class H Common Stockholders
		for Each Exchanged Share

		Value if 100% of		Value if 50% of Exchanged
Average Closing		Exchanged Shares		Shares Acquired for
Price of		Acquired for		News Corporation
News		News		Preferred ADSs and 50%		Value if 100% of
Corporation		Corporation		of Exchanged Shares		Exchanged Shares
Preferred ADSs	Exchange Ratio	Preferred ADSs		Acquired for Cash		Acquired for Cash

$32.00	0.52083	$16.67		$16.67		$16.67
$31.00	0.52083	$16.15		$16.15		$16.15
$30.00	0.52083	$15.62		$15.62		$15.62
$29.00	0.52083	$15.10		$15.10		$15.10
$28.00	0.52083	$14.58		$14.58		$14.58
$27.00	0.52083	$14.06		$14.06		$14.06

$26.88	0.52083	$14.00		$14.00		$14.00
$26.00	0.53846	$14.00		$14.00		$14.00
$25.00	0.56000	$14.00		$14.00		$14.00
$24.00	0.58333	$14.00		$14.00		$14.00
$23.00	0.60870	$14.00		$14.00		$14.00
$22.40	0.62500	$14.00		$14.00		$14.00
$22.00	0.63636	$14.00		$14.00		$14.00
$21.00	0.66667	$14.00		$14.00		$14.00
$20.00	0.70000	$14.00		$14.00		$14.00
$19.00	0.73684	$14.00		$14.00		$14.00
$18.00	0.77778	$14.00		$14.00		$14.00
$17.92	0.78125	$14.00		$14.00		$14.00

$17.00	0.78125	$13.28		$13.64		$14.00
$16.00	0.78125	$12.50		$13.25		$14.00
$15.00	0.78125	$11.72		$12.86		$14.00
$14.08	0.78125	$11.00		$12.50		$14.00
$14.00	0.78571	$11.00	*	$12.50	*	$14.00	*
$13.00	0.84615	$11.00	*	$12.50	*	$14.00	*
$12.00	0.91667	$11.00	*	$12.50	*	$14.00	*
$11.00	1.00000	$11.00	*	$12.50	*	$14.00	*

*	Assumes that GM has given notice of its intent to terminate the transactions because the average of the volume weighted average prices per News Corporation Preferred ADSs over any 20 consecutive trading day period is below $14.08 and News Corporation has elected to top-off rather than allow the transactions to terminate and pay the termination fee to GM.

      The average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including August 18, 2003 was $26.1647, which is within the collar. However, we note that the closing price of News Corporation Preferred ADSs on August 18, 2003 was $27.66, which is above the high end of the collar.

      For more information about the assumptions used to calculate the values set forth in the tables above, see “The Transactions— Description of the Transactions— Certain Assumptions.”

GM Termination Fee (See pages 82 and 182)

      GM will be required to pay News Corporation a $300 million termination fee if:

•	News Corporation or GM terminates the stock purchase agreement because the transactions are not completed by April 9, 2004 (as that date may be extended pursuant to the stock purchase agreement), and (1) GM common stockholders have not voted on the proposals relating to the transactions, (2) the GM board of directors has determined to change or revoke its recommendation that GM common stockholders approve the proposals relating to the transactions and (3) within 12 months of such termination either (A) a “competing transaction” has been proposed and GM or Hughes enters into an agreement with respect to a competing transaction to the proposed transactions with the party that made the initial competing transaction proposal or (B) a “Hughes spin-off distribution” is either publicly announced by GM or completed. A “competing transaction” generally means an alternative strategic transaction involving Hughes and any third party other than News Corporation, and a “Hughes spin-off distribution” generally means a distribution of Hughes capital stock to GM stockholders either alone or in connection with the sale of up to 5% of Hughes’ outstanding capital stock in a negotiated transaction;

•	News Corporation or GM terminates the stock purchase agreement because GM fails to obtain the requisite GM common stockholder approval of the transactions at such time as a competing transaction has been disclosed, GM continued to recommend the transactions to its stockholders and, within 12 months of such termination, GM or Hughes enters into an agreement with respect to a competing transaction with the party that made the initial competing transaction proposal;

•	GM terminates the stock purchase agreement because GM proposes to enter into a competing transaction that constitutes a “superior proposal.” A “superior proposal” generally means a bona fide, written proposal by a third party for a competing transaction that is on terms that the GM board of directors determines in good faith would, if completed, result in a transaction that would be more favorable to GM and its stockholders than the transactions described in this document, taking into account such factors as the GM board of directors in good faith deems to be relevant; or

•	News Corporation terminates the stock purchase agreement because GM enters into, or the GM or Hughes board of directors approves or recommends, a competing transaction.

      GM will be required to pay News Corporation a $150 million termination fee if News Corporation or GM terminates the stock purchase agreement because the GM board of directors notifies News Corporation that it cannot or will not be able to recommend the transactions or is required to change or revoke its recommendation of the transactions to GM common stockholders for their approval. After that termination, GM will be required to pay News Corporation another $150 million termination fee if GM or Hughes enters into an agreement with respect to a competing transaction or GM publicly announces or completes a Hughes spin-off distribution within 12 months of such termination.

      News Corporation Termination Fee (See pages 74 and 183)

      News Corporation will be required to pay GM a $150 million termination fee if GM provides notice to News Corporation that it is terminating the stock purchase agreement because the average of the volume weighted average prices per News Corporation Preferred ADS over any 20 consecutive trading day period between now and the completion of the transactions is less than $14.08 and News Corporation does not elect to provide a minimum value of $11.00 per share to GM for the variable price shares in the GM/News stock sale and to the former GM Class H common stockholders for the exchanged shares in the News stock acquisition, as described in greater detail elsewhere in this document.

Structure of the Transactions

      In order to help you better understand the Hughes split-off, the GM/News stock sale and the News stock acquisition and how they will affect GM, Hughes and News Corporation, the charts below illustrate, in simplified form, the organizational structures of GM, Hughes and News Corporation before and after the transactions. You should note that the illustration of the organizational structure of the companies after the transactions gives effect to the transfer by NPAL to Fox Entertainment of all if its shares of Hughes common stock immediately following the completion of the transactions.

BEFORE THE TRANSACTIONS

AFTER THE TRANSACTIONS

Holders of GM $1⅔
par value
common stock
Former holders of
GM Class H common stock
Other stockholders
of News Corporation
General Motors
7.1%*
90.9%*
2.0%*
News Corporation
100.0%
NPAL
66.0%
82.0%
Fox Entertainment
34.0%
Hughes

*	This chart assumes that News Corporation elects to pay for 100% of the variable price shares in the GM/News stock sale and 100% of the exchanged shares in the News stock acquisition with News Corporation Preferred ADSs and that the average closing price of News Corporation Preferred ADSs is $26.1647, which was the average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including August 18, 2003. This percentage reflects the approximate aggregate equity ownership of Preferred Ordinary Shares, including shares represented by News Corporation Preferred ADSs, and Ordinary Shares, including shares represented by News Corporation Ordinary ADSs, and is based on there being outstanding 3,230,788,604 Preferred Ordinary Shares and 2,097,411,050 Ordinary Shares, which were the respective numbers of outstanding shares on August 18, 2003.

Purposes of the Transactions

(See page 83)

      There are two principal purposes for the transactions from the perspective of GM and Hughes. One is that the separation of Hughes from GM and News Corporation’s affiliation with Hughes are expected to better position Hughes to compete in the distribution of multi-channel video programming and, overall, in the telecommunications and media industries. The other is that the transactions are expected to provide significant value to GM and its common stockholders and significant liquidity to GM.

     Separation of Hughes from GM and Affiliation with News Corporation

      As a result of the transactions, Hughes will become a publicly traded company that is separate from and no longer wholly owned by GM. Hughes believes that, as a public company independent from GM, it will have greater flexibility in accessing capital for operations and expansion, including through the use of its own publicly traded stock as currency for future strategic acquisitions or alliances. The transactions also will more closely align the investments of GM Class H common stockholders with Hughes’ business prospects by providing those stockholders with an asset-based stock of Hughes in exchange for their GM tracking stock interest in the financial performance of Hughes.

      In addition, Hughes believes that its affiliation with News Corporation and its affiliates will benefit Hughes. News Corporation holds interests in a number of satellite direct-to-home television platforms outside the United States, which will allow it both to share with Hughes the benefits of its experience with diverse service offerings and business practices and to achieve economies of scope and scale in research and development and equipment procurement. News Corporation also owns and has interests in a number of entertainment and media businesses that are complementary to Hughes’ businesses. Moreover, News Corporation has demonstrated efficient decision-making, strategic vision, innovation and willingness to commit capital and take risks to achieve superior returns. Hughes believes that the addition of News Corporation representatives to the Hughes board of directors and management, as well as the strategic opportunities that are expected to be associated with News Corporation’s significant equity interest in Hughes after the transactions, should enhance Hughes’ ability to develop and deploy new services and technologies, to expand its business and enhance its competitiveness in the markets in which it competes.

     Value and Liquidity to GM and GM Class H Common Stockholders

      As measured at the time of the public announcement of the transactions, the transactions offer a premium to GM for its retained economic interest in Hughes and to the GM Class H common stockholders for a portion of their economic interests in Hughes. They also will provide significant liquidity and value to GM from the proceeds GM will receive from the sale of its retained economic interest in Hughes and the special cash dividend.

      From GM’s perspective, the transactions present an opportunity to meet its own liquidity objectives over the near term and support its credit rating. Based on certain assumptions described elsewhere in this document, GM will receive approximately $3.07 billion in cash and up to approximately $0.77 billion in News Corporation Preferred ADSs and/or cash, at News Corporation’s election, subject to adjustment based on a collar mechanism that depends upon the trading price of News Corporation Preferred ADSs during a specified period of time prior to the completion of the transactions, for the sale of its retained economic interest in Hughes to News Corporation pursuant to the GM/News stock sale. Also, as part of the transactions, GM will receive a $275 million special cash dividend from Hughes in connection with the Hughes split-off. Because GM will exit its investment in Hughes pursuant to the transactions, after the transactions GM will be able to focus its management and other resources primarily on its core automotive and related businesses.

      In addition, GM Class H common stockholders will receive, for a portion of the Hughes common stock they will receive in the Hughes split-off share exchange, News Corporation Preferred ADSs and/or cash. Based on certain assumptions described elsewhere in this document, upon the completion of the transactions, GM Class H common stockholders will receive, in exchange for each share of GM Class H common stock held immediately prior to the transactions, approximately 0.82335 of a share of Hughes common stock and approximately $2.47 worth of News Corporation Preferred ADSs and/or cash, at News Corporation’s election, subject to adjustment based on the collar mechanism.

Fairness of the Transactions;

Recommendation of the GM Board of Directors
(See pages 82, 105, 113, 114, 159 and 277)

      After careful consideration, based on the factors and other matters described elsewhere in this document, the GM board of directors has determined that the transactions that are the subject of this document, taken as a whole, are advisable, desirable and in the best interests of, GM and its common stockholders and that those transactions, taken as a whole, on the terms and conditions of the transaction agreements, are fair to the holders of GM $1 2/3 par value common stock and to the holders of GM Class H common stock. By voting to approve or ratify the proposals relating to the transactions, GM common stockholders will be ratifying the transactions, including the Hughes split-off (including the $275 million special cash dividend from Hughes), the GM/News stock sale, the News stock acquisition and the new Hughes certificate of incorporation (including the excess stock provision). As further described elsewhere in this document, GM believes that ratification by GM common stockholders should extinguish any claim by such stockholders (other than for waste, fraud or similar egregious misconduct or based on lack of proper disclosure) against GM and its directors based on these transactions, including a claim alleging unfairness of these transactions to the holders of either or both classes of GM common stock or alleging any deficiency in the process of developing the terms of these transactions or the GM board of directors’ consideration or approval of these transactions.

      In connection with its review of the transactions and its consideration of the fairness of the transactions, the GM board of directors has received opinions from several investment banking firms. Two independent investment banking firms, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bear, Stearns & Co. Inc., financial advisors to GM in connection with the transactions, have provided opinions to the GM board of directors to the effect that, as of the date of the opinions and based upon and subject to the assumptions, conditions, limitations and other matters described in those opinions, taking into account all relevant financial aspects of the transactions taken as a whole, the consideration to be provided to GM and to the holders of GM Class H common stock, as applicable, in the transactions is fair, from a financial point of view, to the holders of GM $1 2/3 par value common stock as a class and to the holders of GM Class H common stock as a class, respectively.

      Both the Hughes board of directors and the GM board of directors have received opinions from two other independent investment banking firms, Credit Suisse First Boston LLC and Goldman, Sachs & Co., financial advisors to Hughes, to the effect that, based upon and subject to the matters described in those opinions and based upon such other matters as Credit Suisse First Boston and Goldman Sachs considered relevant, as of the date of their opinions and based on market conditions as of that date, the consideration to be received by the holders of Hughes common stock in the merger is fair, from a financial point of view, to the holders of Hughes common stock (other than News Corporation and its affiliates) as of immediately prior to the merger.

      We have included the full text of the fairness opinions received by the GM board of directors on August 5, 2003 in Appendix E to this document. We urge you to read each of these opinions carefully. In addition, you should understand that a significant portion of the fees to be paid to the financial advisors of GM and Hughes is contingent upon the completion of the transactions.

      The GM board of directors has approved the transactions by unanimous vote of all those directors present at the applicable GM board meeting, and the GM board of directors unanimously recommends that the GM $1 2/3 par value common stockholders and GM Class H common stockholders vote to approve each of the proposals described in this document by executing and returning the enclosed consent card as soon as possible.

Interests of Directors and Executive Officers of GM and Hughes

(See page 283)

      You should be aware that some of the directors and executive officers of GM and Hughes have interests in connection with the transactions that are different from, or in addition to, the interests of other stockholders of GM. In particular, certain executive officers of Hughes are participants in some of the Hughes retention and key employee severance arrangements and certain directors and executive officers of Hughes will remain or become directors and executive officers of Hughes following the completion of the transactions.

      As of July 31, 2003, the directors and executive officers of GM, individually and the group as a whole, held less than one percent of the outstanding shares and voting power of each class of GM common stock.

      The GM board of directors was aware of these interests and considered them, among other matters, in approving the transactions.

Advantages and Disadvantages of the Transactions to GM Common Stockholders

(See page 159)

      The following is a description of certain important advantages and disadvantages of the transactions to GM common stockholders. As described below, the transactions will have differing effects on and consequences for holders of GM $1 2/3 par value common stock and holders of GM Class H common stock.

GM Class H Common Stockholders

      Following completion of the transactions, Hughes will be independent from GM and affiliated with News Corporation, a diversified international media and entertainment company that has demonstrated its ability to support, develop and operate direct-to-home television businesses.

      As a result of the transactions, all outstanding shares of GM Class H common stock will be cancelled and the former GM Class H common stockholders will no longer be holders of a tracking stock of GM, but instead will be holders of an asset-based stock of Hughes and, under certain circumstances, News Corporation Preferred ADSs. Holders of News Corporation Preferred ADSs have only limited voting rights. If and to the extent that News Corporation elects, the former GM Class H common stockholders will receive cash instead of News Corporation Preferred ADSs. While most aspects of the transactions will be tax-free, the receipt of News Corporation Preferred ADSs and/or cash will be taxable to GM Class H common stockholders, as described further at “—Material U.S. Federal Income Tax Consequences Relating to the Transaction.”

      If the requisite GM common stockholder approval of the proposals relating to the transactions is obtained and the transactions are completed, the GM Class H common stockholders will not have their shares of GM Class H common stock exchanged for shares of GM $1 2/3 par value common stock at a 120% exchange rate in connection with the transactions, as currently provided for under certain circumstances by the GM restated certificate of incorporation.

      In addition, if the requisite GM common stockholder approval of the proposals relating to the transactions is obtained, GM common stockholders will be approving and consenting to the $275 million special cash dividend from Hughes to GM without the distribution of a portion of that amount to GM Class H common stockholders that is currently provided for under certain circumstances pursuant to a policy statement of the GM board of directors and without any adjustment of GM’s retained economic interest in Hughes. If the transactions were completed without the approval of GM common stockholders (and without any other action by the GM board of directors to cause the policy statement to be inapplicable), GM would have been required to pay a dividend to GM Class H common stockholders in an aggregate amount of approximately $220.4 million (or approximately $0.20 per share of GM Class H common stock), representing about 80.2% of the special cash dividend to be paid to GM by Hughes.

      However, if the requisite GM common stockholder approval of the transactions is not obtained, the transactions will not occur. If that happens, GM Class H common stockholders will have no right to exchange their shares for shares of GM $1 2/3 par value common stock at a 120% exchange rate or to receive any dividend distribution from GM in connection with the transactions.

      Pursuant to the transaction agreements, Hughes may be required to indemnify GM for certain liabilities, including with respect to certain tax matters and the historical operation of Hughes, and News Corporation for certain liabilities.

GM $1 2/3 Par Value Common Stockholders

      As a result of the transactions, GM will have only one class of outstanding common stock, the GM $1 2/3 par value common stock. GM will then no longer have tracking stock and will be focused primarily on its core automotive and related businesses. After the transactions, the GM $1 2/3 par value common stockholders will continue to hold their shares of GM $1 2/3 par value common stock. However, their shares will reflect only the financial performance of GM’s core automotive and related businesses, which will not include the Hughes business.

      As part of the Hughes split-off, GM will receive a $275 million special cash dividend from Hughes, and no portion of this dividend payment will be distributed to the GM Class H common stockholders.

      Based on certain assumptions described elsewhere in this document, upon the completion of the GM/News stock sale, GM will receive approximately $3.84 billion from News Corporation, comprised of approximately $3.07 billion in cash and approximately $0.77 billion in News Corporation Preferred ADSs and/or cash, subject to adjustment based on the collar mechanism. The amount of cash and the number of News Corporation Preferred ADSs that GM will receive in the transactions, however, cannot be definitively determined until the time of the completion of the GM/News stock sale because each will depend upon certain factors that will not be known until that time. As a result of the transactions, through and to the extent of any GM ownership of News Corporation Preferred ADSs after the transactions, the GM $1 2/3 par value common stockholders will have an indirect interest in News Corporation and Hughes following the transactions.

      Pursuant to the transaction agreements, GM may be required to indemnify Hughes for certain liabilities, including with respect to the historical operation of GM’s core automotive and related businesses, and News Corporation for certain liabilities.

Regulatory Requirements

(See page 160)

U.S. Antitrust Requirements

      Under U.S. antitrust laws, the transactions may not be completed until GM, Hughes and News Corporation have filed the necessary report forms with the Antitrust Division of the Department of Justice and the Federal Trade Commission and the required waiting period has terminated or expired. We filed the notifications required by the Hart-Scott-Rodino Act on May 2, 2003. On June 2, 2003, the Antitrust Division of the Department of Justice issued requests for additional information to Hughes and News Corporation. The Department of Justice’s Antitrust Division may fail to permit the completion of the transactions on a timely basis, bring an action seeking to prevent the transactions or impose onerous conditions in connection with its clearance.

FCC Approval

      To complete the transactions, we must also obtain the approval of the Federal Communications Commission for the transfer of control over the FCC licenses held by Hughes. We filed an application for the requisite FCC approval on May 2, 2003. The FCC placed the application on public notice on May 16, 2003 and invited petitions, oppositions and other comments by third parties in respect of the application by June 16, 2003. A number of third parties have filed comments on, or petitions to deny, our application, asking the FCC to impose conditions on its grant of approval, designate the application for a formal hearing before deciding the merits, and/or deny the application. On July 1, 2003, GM, Hughes and News Corporation filed a consolidated opposition and reply. On July 8, 2003, GM, Hughes and News Corporation received a request for information from the FCC, and our responses were filed on or before August 6, 2003. GM, Hughes and News Corporation believe that the issues raised by third parties with respect to our application are without merit. However, there can be no assurance that the FCC will grant its consent in a timely manner or that the FCC will not agree with the views of those third parties opposing the application and deny its approval or impose onerous conditions in connection with granting its approval.

Foreign and Certain Other Regulatory Matters

      The transactions may be subject to regulatory requirements of other state, federal and foreign governmental agencies and authorities, including clearances for the transactions from competition and communications authorities in foreign jurisdictions and requirements relating to the regulation of the offer and sale of securities. We are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will delay completion of the transactions.

      Although we currently expect to receive all governmental approvals and clearances required in order to complete the transactions, we cannot assure you that we will obtain all such governmental approvals and clearances or that the granting of these approvals and clearances will be timely. In addition, any approval or clearance could impose conditions on the completion of the transactions or require changes to the terms of the transactions. These conditions or changes could result in the conditions to the transactions not being satisfied.

No Appraisal Rights

(See page 162)

      GM common stockholders and, immediately after the Hughes split-off share exchange, Hughes common stockholders are not entitled to appraisal rights in connection with the transactions that are the subject of this document.

Hughes Common Stock

(See pages 224 and 246)

      Upon the completion of the transactions, Hughes common stock will be the only outstanding class of Hughes capital stock. Each share of Hughes common stock will entitle the holder to one vote on all matters submitted for stockholder approval. Holders of Hughes common stock will have no redemption, conversion or preemptive rights. Following completion of the transactions, Hughes does not expect to pay dividends on the Hughes common stock in the foreseeable future.

      The new Hughes certificate of incorporation will contain an “excess stock provision” that will provide for restrictions on the transfer of Hughes capital stock during the first year after completion of the transactions. These restrictions are designed to protect Hughes and its stockholders from, among other things:

•	liability for potential adverse tax effects that could result in the event that the Hughes split-off share exchange is taxable to GM; and

•	the potential adverse impact of third-party attempts to gain control of Hughes at a time when News Corporation and its affiliates, in order to preserve the tax-free status of the Hughes split-off share exchange, may be prohibited or substantially delayed in their ability to acquire additional Hughes capital stock and, as a result, not be in a position to defend against a third party attempting to gain control, possibly provide greater consideration to Hughes’ common stockholders or cause any third party to offer greater consideration than would otherwise be the case.

      The excess stock provision of the new Hughes certificate of incorporation will provide that, subject to certain exceptions, during the first year after completion of the transactions, no person may acquire, actually or constructively by virtue of certain of the attribution provisions of the Internal Revenue Code of 1986, as amended (which we sometimes refer to as the “Code”), any shares of Hughes capital stock that would cause such person to own, actually or constructively, 10% or more of any class of Hughes capital stock. This restriction will not apply to News Corporation’s acquisition of 34% of the outstanding Hughes common stock in the transactions but will prevent News Corporation (and other persons treated as related to News Corporation under the new Hughes certificate of incorporation) from acquiring additional shares of Hughes capital stock for one year after completion of the transactions. After completion of the transactions, News Corporation and those parties from whom ownership of Hughes capital stock would be attributed to News Corporation, may continue to own 34% of Hughes’ outstanding capital stock. They may not, however, acquire any additional shares, actually or constructively by virtue of certain of the attribution provisions of the Code, during the one-year period after completion of the transactions. For purposes of the excess stock provision, those persons from whom ownership of Hughes capital stock will be attributed to News Corporation under the new Hughes certificate of incorporation could include holders of Hughes common stock that do not have a formal affiliation with News Corporation, such as persons in whom News Corporation has made an investment.

      The new Hughes certificate of incorporation also will prohibit a group of stockholders, including News Corporation, K. Rupert Murdoch and certain related persons and entities, which we sometimes refer to as the “News group,” from collectively owning 50% or more of Hughes’ voting securities. This prohibition will not apply if:

•	any member of the News group commences a tender or exchange offer for all of Hughes’ voting securities or enters into an agreement to acquire all of such voting securities pursuant to a merger or other business combination transaction with Hughes;

•	a majority of the independent directors of the Hughes board consent to such acquisition; or

•	a person not affiliated with any member of the News group acquires, or announces an intention to acquire, 25% or more of Hughes or announces its intention to effect a merger or other business combination transaction with Hughes that will result in such person owning 25% or more of the corporation surviving the merger or business combination, and the Hughes board of directors approves that merger or business combination.

      These “standstill” provisions will no longer apply if:

•	a majority of the independent directors of the Hughes board so determines;

•	the News group acquires 50% or more of Hughes under the circumstances described in the first two bullets of the preceding paragraph;

•	the News group acquires 80% or more of Hughes; or

•	any of Mr. Murdoch, Chase Carey, Peter Chernin or David DeVoe (or any of their successors) is not nominated for re-election to the Hughes board of directors, or any of these persons ceases to be a director and the nominating/ corporate governance committee of the Hughes board of directors fails to fill their vacancy with a person specified by a majority of these four directors (or their successors), unless, at that time:

-	the News group owns less than 17% of Hughes; or

-	News Corporation (or its subsidiaries) has disposed of 25% or more of the Hughes common stock it will acquire in the transactions.

News Corporation Preferred ADSs

(See pages 229 and 246)

      News Corporation Preferred ADSs are preferred American depositary shares of News Corporation and are traded on the New York Stock Exchange under the symbol “NWS.A.” Each News Corporation Preferred ADS represents four Preferred Ordinary Shares of News Corporation. These shares are traded on the

Australian Stock Exchange under the symbol “NCPDP.” News Corporation also has outstanding News Corporation Ordinary ADSs, which are traded on the NYSE under the symbol “NWS.” Each News Corporation Ordinary ADS represents four Ordinary Shares. Unlike the holders of Ordinary Shares and News Corporation Ordinary ADSs, the holders of the Preferred Ordinary Shares and News Corporation Preferred ADSs have no voting rights except in limited circumstances.

Hughes Directors and Executive Officers

(See page 204)

      GM, Hughes and News Corporation have agreed that the Hughes board of directors upon the completion of the transactions will initially have eleven members. At least a majority of the members of the Hughes board of directors will be “independent” directors as determined under the new Hughes certificate of incorporation and by-laws until such time as the “standstill” provisions in the new Hughes certificate of incorporation described above at “—Hughes Common Stock” no longer apply.

      K. Rupert Murdoch, the current Chairman of the board of directors and Chief Executive of News Corporation, will be the Chairman of Hughes. Chase Carey, a current director of and advisor to News Corporation, will be the President and Chief Executive Officer of Hughes. Eddy Hartenstein, the current Senior Executive Vice President of Hughes, will serve as the Vice Chairman of Hughes. Other persons who will serve as directors or executive officers of Hughes immediately after the transactions are identified at “Hughes Directors and Executive Officers.”

Conditions to Completing the Transactions

(See pages 68, 177 and 187)

      The obligations of the companies to complete the transactions are subject to a number of conditions that must be satisfied or waived before the transactions can be completed. One important condition to the companies’ obligations to complete the GM/News stock sale is that GM, Hughes and News Corporation must be prepared to simultaneously complete the Hughes split-off. In addition, unless the companies are prepared to complete the News stock acquisition immediately after the completion of the Hughes split-off and the GM/News stock sale, the transactions will not occur. Other important conditions include the following:

•	the receipt of the requisite GM common stockholder approval of each of the five proposals relating to the transactions;

•	the expiration or termination of the waiting periods applicable to the transactions under the Hart-Scott-Rodino Act and any similar law of foreign jurisdictions;

•	the absence of any effective injunction or order that prevents the completion of the transactions;

•	the receipt of FCC approval for the transfer of control over licenses and other authorizations in connection with the transactions;

•	the receipt of all other approvals of, or the making of all other filings with, governmental authorities required to complete the transactions, other than approvals and filings, the absence of which, in the aggregate, would not reasonably be expected to have a material adverse effect on Hughes;

•	the receipt and continued effectiveness of a ruling from the IRS to the effect that the Hughes split-off share exchange will be tax-free to GM and its stockholders for U.S. federal income tax purposes;

•	the approval for listing on the NYSE of the Hughes common stock that will be issued in the transactions;

•	the approval for listing on the NYSE of any News Corporation Preferred ADSs that may be issued in the transactions;

•	the accuracy, in all material respects, of each company’s representations and warranties contained in the stock purchase agreement, as applicable, as of the completion of the transactions;

•	the performance, in all material respects, of each company’s obligations under the stock purchase agreement and the merger agreement; and

•	the absence of a continuing material adverse effect on Hughes.

Considerations Relating to the Time Interval Between GM Common Stockholder

Approval and Completion of the Transactions
(See page 114)

      The GM board of directors has determined that the transactions that are the subject of this document, taken as a whole, are in the best interests of GM and its common stockholders and are fair to the holders of both classes of GM common stock and has approved the transactions by unanimous vote of all those directors present at the applicable GM board meeting and the GM board of directors unanimously recommends that the GM common stockholders of each class vote to approve each of the proposals described in this document. However, even if the requisite GM common stockholder approval is obtained, it is possible that the transactions would not be completed for a significant period of time after that approval if other applicable conditions to the transactions are not satisfied or waived at that time. It is possible that the business or financial condition of News Corporation or Hughes or financial, economic or other circumstances could change significantly during that time period and in a manner not considered at the time that the GM board of directors approved the transactions. You should understand that, despite any such change in circumstances that might occur during this time interval, it is not a condition to completion of the transactions that the GM board of directors update its determination that the transactions are fair to both classes of GM common stockholders. However, until the requisite GM common stockholder approval has been received, the GM board of directors may change or revoke its recommendation that GM common stockholders approve the proposals relating to the transactions if it determines in good faith and upon advice of legal counsel that it is required to do so in accordance with its fiduciary duties. In such event, GM or News Corporation may terminate the transaction agreements (in which event GM would be required to pay News Corporation a $150 million termination fee plus, under certain circumstances in which GM or Hughes enters into an agreement with respect to a competing transaction or GM publicly announces or completes a Hughes spin-off distribution, an additional $150 million termination fee).

      Under the terms of the transaction agreements, GM and Hughes have agreed not to solicit any proposals from third parties, or engage in discussions with or furnish information to any third party, with respect to a competing transaction. However, until the requisite GM common stockholder approval of the proposals relating to the transactions has been received, GM and Hughes are permitted to engage in such discussions and provide such information (but not solicit proposals) with regard to a superior proposal, subject to certain conditions described at “Description of Principal Transaction Agreements— Stock Purchase Agreement— Covenants— No Solicitation of Competing Transactions Involving Hughes,” if the GM board of directors determines that it is necessary for GM to do so in order to comply with its fiduciary duties.

      GM common stockholders should understand that, if they vote to approve the proposals recommended by the GM board of directors, such approval will result in the termination of GM’s ability to engage in discussions regarding superior proposals. That would mean that GM would have no practical ability to enter into any agreement or arrangement with respect to a competing transaction without breaching the non-solicitation covenant. However, if GM common stockholders fail to approve the proposals recommended by the GM board of directors, the transactions could not be completed and GM common stockholders would not have the opportunity to participate in the benefits of the transactions as described in this document and, under certain circumstances in which GM or Hughes enters into a competing transaction, GM would be required to pay News Corporation a $300 million termination fee. Further, in either case, there can be no assurance that any proposal for a competing transaction would be available to Hughes and GM or, if available, would result in any agreement or arrangement for a competing transaction.

      Accordingly, for all of the reasons described elsewhere in this document, the GM board of directors unanimously recommends that GM common stockholders vote to approve each of the proposals.

Material U.S. Federal Income Tax Consequences Relating to the Transactions
(See page 163)

      GM has applied for an IRS private letter ruling to the effect that the Hughes split-off share exchange will be treated as a tax-free distribution for U.S. federal income tax purposes. Receipt of this ruling is a condition to the completion of the transactions. If the ruling is issued and remains in effect, then, for U.S. federal income tax purposes, neither the GM Class H common stockholders nor GM (except as to certain prior intercompany transactions that will be taken into income) will recognize gain or loss as a result of the Hughes split-off share exchange.

      The receipt of News Corporation Preferred ADSs and/or cash by the former GM Class H common stockholders in exchange for shares of Hughes common stock in the News stock acquisition will be a taxable transaction for U.S. federal income tax purposes (and also may be a taxable transaction under applicable state, local or other income tax laws).

      The GM/News stock sale will be a taxable sale to GM, in which GM will recognize gain or loss for U.S. federal income tax purposes (and also possibly under applicable state, local or other income tax laws).

Accounting Treatment
(See page 162)

      GM will record the $275 million special cash dividend from Hughes to GM as a reduction in GM’s investment in Hughes. GM will record the exchange of Hughes common stock for all the outstanding shares of GM Class H common stock in the Hughes split-off share exchange at book value. Simultaneously with the Hughes split-off, based on certain assumptions described elsewhere in this document, GM will sell all of its retained economic interest in Hughes (in the form of the Hughes Class B common stock) to News Corporation for approximately $3.07 billion in cash and up to an additional approximately $0.77 billion in News Corporation Preferred ADSs and/or cash, subject to adjustment based on the collar mechanism, pursuant to the GM/News stock sale. Based on a price of $14.00 per share of GM Class H common stock, the net book value of Hughes at June 30, 2003, and certain other assumptions, the transactions would have resulted in a gain of approximately $1.25 billion, net of tax. In addition, GM currently anticipates that as a result of the transactions, there will be a net reduction of GM stockholders’ equity of approximately $7.13 billion. The financial results of Hughes for all periods prior to the completion of the transactions will be reported as discontinued operations in GM’s consolidated financial statements. GM will record any News Corporation Preferred ADSs received at their fair market value at the time of the transactions, and will account for them using the cost method.

      For Hughes, the transactions represent an exchange of equity interests by investors. As such, Hughes will continue to account for its assets and liabilities at historical cost and will not apply purchase accounting. Hughes will record the $275 million special cash dividend payment to GM as a reduction to additional paid-in capital. Any difference between the Hughes consolidated tax liability or receivable as determined on a separate return basis and the cash payment to or from GM resulting from the income tax allocation agreement described below at “Description of Principal Transaction Agreements— Ancillary Separation Agreements— Tax Agreement,” also will be reflected as a reduction or increase in additional paid-in capital. Upon the completion of the transactions, Hughes will expense related costs that include investment advisor fees of approximately $50 million and retention and severance benefits to certain employees of approximately $62 million and approximately $5 million, respectively, determined as if the transactions had been completed on June 30, 2003. In addition, certain employees of Hughes may earn up to $45 million in additional retention benefits during the 12-month period subsequent to the completion of the transactions, and additional severance payments may be payable as described below at “GM Consent Solicitation Matters— Interests of Executive Officers and Directors of GM and Hughes— Hughes Retention Bonus Plan; Hughes Executive Change in Control Severance Agreements; Other Employee Severance Benefits; Hughes Stock Options.”

Comparative Market Price Data
(See page 269)

      Except as otherwise noted, presented below are the per share closing prices for the GM $1 2/3 par value common stock (symbol: GM), as quoted on the NYSE, the GM Class H common stock (symbol: GMH), as quoted on the NYSE, and the News Corporation Preferred ADSs (symbol: NWS.A), as quoted on the NYSE, on the following dates:

•	April 9, 2003, the last trading day before the public announcement of the signing of the transaction agreements among GM, Hughes and News Corporation relating to the transactions that are the subject of this document; and

•	August 18, 2003, the latest practicable date before the filing of this document.

      Also presented below are implied equivalent per share prices on each of those dates for GM Class H common stock calculated (1) for April 9, 2003, by multiplying the closing price per News Corporation Preferred ADS on that date by an exchange ratio of 0.62167 and (2) for August 18, 2003, by multiplying the average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including August 18, 2003 by an exchange ratio of 0.53507. These exchange ratios represent the number of News Corporation Preferred ADSs a former Class H common stockholder would receive for each exchanged share acquired by News Corporation for News Corporation Preferred ADSs in the News stock acquisition, calculated as described above at “— Description of the Transactions— The Exchange Ratio” and assuming (a) for April 9, 2003, that the average closing price of News Corporation Preferred ADSs is $22.52, which was the closing price of News Corporation Preferred ADSs on that date and (b) for August 18, 2003, that the average closing price of News Corporation Preferred ADSs is equal to $26.1647, which is the average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including August 18, 2003 and which is within the collar.

	GM $1 2/3
	Par Value	GM Class H			Share Price Equivalent
	Common Stock	Common Stock	News Corporation		for GM Class H
	Price	Price	Preferred ADS Price		Common Stock

April 9, 2003	$34.48	$11.48	$22.52		$14.00
August 18, 2003	$38.05	$13.80	$26.1647	(1)	$14.00

(1)	Represents the average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including August 18, 2003. The closing price of News Corporation Preferred ADSs on August 18, 2003 was $27.66, which is above the high end of the collar.

Currencies and Exchange Rates
(See page 289)

      Unless otherwise stated or the context otherwise requires, all references in this document to “A$” are to Australian dollars and all references to “$” or “US$” are to U.S. dollars.

      For your convenience, this document contains translations of A$ amounts into US$ amounts at specified exchange rates. These translations of A$ into US$ and of US$ into A$ have been made at the indicated Noon Buying Rate in New York City for cable transfers in Australian dollars as certified for customs purposes by The Federal Reserve Bank of New York. On August 18, 2003, the latest practicable date for which exchange rate information was available before the filing of this document, the Noon Buying Rate was US$0.6562 per A$1.00. These translations should not be construed as representations that the A$ amounts actually represent such US$ amounts or could be converted to US$ at the rates indicated.

      For a five-year history of relevant exchange rates, see “Currency of Presentation, Exchange Rates and Certain Definitions.”

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

GM Selected Historical Financial Data

      The following statements of operations data for each of the three years in the period ended December 31, 2002 and the balance sheet data as of December 31, 2002 and 2001 have been derived from GM’s consolidated financial statements incorporated into this document by reference, which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data for the years ended December 31, 1999 and 1998 and the balance sheet data as of December 31, 2000, 1999 and 1998 have been derived from GM’s audited consolidated financial statements, which have not been incorporated into this document by reference.

      The statements of operations data for each of the six-month periods ended June 30, 2003 and 2002 and the balance sheet data as of June 30, 2003 have been derived from GM’s unaudited consolidated financial statements that have been incorporated into this document by reference.

      You should read the data below in conjunction with GM’s consolidated financial statements (including the notes thereto) in GM’s Annual Report on Form 10-K for the year ended December 31, 2002, Management’s Discussion and Analysis of Financial Condition and Results of Operations in GM’s Current Report on Form 8-K dated June 6, 2003 and GM’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, which are incorporated into this document by reference. Certain amounts for 2001 and prior years have been reclassified to conform with the 2002 classifications.

	For the six months
	ended June 30,		For the year ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in millions, except per share amounts)
Statement of Operations Data:
Total net sales and revenues	$97,673	$94,553	$186,763	$177,260	$184,632	$176,558	$155,445
Total costs and expenses	94,505	92,418	184,683	175,742	177,468	167,511	150,501

Income from continuing operations before income taxes and minority interests	3,168	2,135	2,080	1,518	7,164	9,047	4,944
Income tax expense	921	688	533	768	2,393	3,118	1,636
Equity income (loss) from minority interests	137	73	189	(149)	(319)	(353)	(259)

Income from continuing operations	2,384	1,520	1,736	601	4,452	5,576	3,049
Income (loss) from discontinued operations	—	—	—	—	—	426	(93)

Net Income	2,384	1,520	1,736	601	4,452	6,002	2,956
Dividends on preference stocks	—	(47)	(47)	(99)	(110)	(80)	(63)

Earnings attributable to common stocks	$2,384	$1,473	$1,689	$502	$4,342	$5,922	$2,893

Earnings (losses) Per Share:
GM $1 2/3 par value common stock(1)
Basic earnings per share (EPS) from continuing operations	$4.30	$3.06	$3.37	$1.78	$6.80	$8.70	$4.40
Diluted EPS from continuing operations	4.29	3.02	3.35	1.77	6.68	8.53	4.32
Cash dividends declared per share	1.00	1.00	2.00	2.00	2.00	2.00	2.00

	For the six months
	ended June 30,		For the year ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in millions, except per share amounts)
GM Class H common stock(1)(2)
Basic EPS from continuing operations	$(0.02)	$(0.27)	$(0.21)	$(0.55)	$0.56	$(0.26)	$0.23
Diluted EPS from continuing operations	(0.02)	(0.27)	(0.21)	(0.55)	0.55	(0.26)	0.23
Cash dividends declared per share	—	—	—	—	—	—	—

	As of
	June 30,	As of December 31,

	2003	2002	2001	2000	1999	1998

	(in millions, except per share amounts)
Balance Sheet Data:
Cash and cash equivalents	$31,009	$21,449	$18,555	$10,284	$10,442	$9,874
Total assets	410,845	368,996	322,412	301,129	273,729	245,872
Notes and loans payable	232,150	201,940	166,314	144,655	131,688	116,075
Minority interests	991	834	746	707	596	563
GM-obligated mandatorily redeemable preferred securities of subsidiary trusts	—	—	—	139	218	220
Stockholders’ equity	10,381	6,814	19,707	30,175	20,644	15,052

	For the six months		For the year ended
	ended June 30,		December 31,

	2003	2002	2002	2001	2000

	(in millions, except per share amounts)
Transitional Disclosures Under Statement of Financial Accounting Standards No. 142(3):
Reported net income	$2,384	$1,520	$1,736	$601	$4,452
Add:
Goodwill amortization	—	—	—	327	318
Amortization of intangibles with indefinite lives	—	—	—	7	7

Adjusted net income	$2,384	$1,520	$1,736	$935	$4,777

Basic earnings (losses) per share attributable to GM common stocks
EPS attributable to GM $1 2/3 par value common stock:
Reported	$4.30	$3.06	$3.37	$1.78	$6.80
Amortization of goodwill and other intangibles	—	—	—	0.33	0.36

Adjusted	$4.30	$3.06	$3.37	$2.11	$7.16

EPS attributable to GM Class H common stock:
Reported	$(0.02)	$(0.27)	$(0.21)	$(0.55)	$0.56
Amortization of goodwill and other intangibles	—	—	—	0.17	0.18

Adjusted	$(0.02)	$(0.27)	$(0.21)	$(0.38)	$0.74

Earnings (losses) per share attributable to GM common stocks assuming dilution
EPS attributable to GM $1 2/3 par value common stock:
Reported	$4.29	$3.02	$3.35	$1.77	$6.68
Amortization of goodwill and other intangibles	—	—	—	0.33	0.35

Adjusted	$4.29	$3.02	$3.35	$2.10	$7.03

EPS attributable to GM Class H common stock:
Reported	$(0.02)	$(0.27)	$(0.21)	$(0.55)	$0.55
Amortization of goodwill and other intangibles	—	—	—	0.17	0.17

Adjusted	$(0.02)	$(0.27)	$(0.21)	$(0.38)	$0.72

(1)	Earnings per share (EPS) attributable to each class of GM common stock was determined based on the attribution of earnings to each such class of common stock for the period divided by the weighted-average number of common shares for each such class outstanding during the period. Diluted EPS attributable to each class of GM common stock considers the effect of potential common shares, unless the inclusion of the potential common shares would have an antidilutive effect.

Earnings attributable to GM $1 2/3 par value common stock for the period represent the earnings attributable to all GM common stocks, adjusted for the losses/ earnings attributable to GM Class H common stock for the respective period.

Losses/ earnings attributable to GM Class H common stock represent the net loss/income of Hughes, adjusted to exclude: (1) the effects of GM purchase accounting adjustments arising from GM’s acquisition of Hughes Aircraft Company, prior to 2002, and (2) the write-off of goodwill for DIRECTV Latin America and DIRECTV Broadband recorded in Hughes’ stand alone financial statements as of June 30, 2002 and other adjustments. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” GM evaluated the carrying value of goodwill associated with its Direct-to-Home Broadcast reporting unit in the aggregate and determined the goodwill was not impaired. In addition, the calculated losses adjusted for these items are reduced by the amount of dividends accrued on the Series A Preferred Stock of Hughes (as an equivalent measure of the effect that GM’s payment of dividends on the GM Series H 6.25% Automatically Convertible Preference Stock would have if paid by Hughes).

The calculated losses/ earnings are then multiplied by a fraction, the numerator of which is equal to the weighted-average number of shares of GM Class H common stock outstanding, and the denominator of which is a number equal to the weighted-average number of shares of GM Class H common stock that if issued and outstanding would represent a 100% interest in the earnings of Hughes. The GM Class H dividend base may be adjusted as described at “GM Capital Stock— GM’s Dual-Class Common Stock Capital Structure— Dividends.”

(2)	The amounts for GM Class H common stock have been adjusted to reflect a three-for-one stock split, in the form of a 200% stock dividend, paid on June 30, 2000.

(3)	Pursuant to paragraph 61 of SFAS No. 142 “Goodwill and Other Intangible Assets,” referred to as SFAS 142, amounts shown are GM’s reported net income exclusive of amortization expense recognized related to goodwill and amortization of intangibles with indefinite lives required under previous accounting standards, on an after-tax basis.

SFAS 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment-only approach. Goodwill, including goodwill recorded in past business combinations, is no longer amortized, but is tested for impairment at least annually at the reporting unit level. GM implemented SFAS 142 on January 1, 2002.

GM Selected Pro Forma Financial Data

      The tables below present pro forma operating results for the six months ended June 30, 2003 and the year ended December 31, 2002, giving effect to the transactions as if they had occurred on January 1, 2002, and balance sheet data as of June 30, 2003, giving effect to the transactions as if they had occurred as of that date.

      The pro forma financial data are not intended to be indicative of either future results of operations or results that might have been achieved had the transactions occurred on the dates specified. In the opinion of GM’s management, all adjustments necessary to fairly present such pro forma condensed financial data have been made based upon the proposed terms of the transactions.

	As of and for the	For the
	six months ended	year ended
	June 30, 2003	December 31, 2002

	Pro Forma	Pro Forma
	Giving Effect to the	Giving Effect to the
	Transactions	Transactions

	(in millions, except per share amounts)
Statements of Operations Data:
Total net sales and revenues	$93,057	$177,276
Total costs and expenses	89,928	174,938
Income before income taxes and minority interests	3,129	2,338
Income tax expense	926	644
Equity income (loss) and minority interests	213	281

Net Income	$2,416	$1,975

Earnings Per Share:
GM $1 2/3 par value common stock
Basic earnings per share (EPS)	$4.31	$3.53
Diluted EPS	4.31	3.51
Cash dividends declared per share	1.00	2.00
GM Class H common stock
Basic EPS	—	—
Diluted EPS	—	—
Balance Sheet Data:
Cash and cash equivalents	$49,995
Total assets	394,600
Notes and loans payable	227,141
Minority interests	414
Stockholders’ equity	3,252

Hughes Selected Historical Financial Data

      The following selected historical financial data have been derived from, and should be read in conjunction with (1) the revised consolidated financial statements and supplementary data (including the notes thereto) for the three years ended December 31, 2002 in Hughes’ Current Report on Form 8-K dated July 24, 2003, (2) the revised Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three years ended December 31, 2002 in Hughes’ Current Report on Form 8-K dated June 20, 2003 and (3) the consolidated financial statements (including the notes thereto) and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Hughes’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, which are incorporated into this document by reference.

      The following consolidated statements of operations data for each of the three years in the period ended December 31, 2002 and the consolidated balance sheet data as of December 31, 2002 and 2001 have been derived from Hughes’ revised consolidated financial statements incorporated into this document by reference, which have been audited by Deloitte & Touche LLP, independent auditors. The consolidated statement of operations data for the years ended December 31, 1999 and 1998 and the consolidated balance sheet data as of December 31, 2000, 1999 and 1998 have been derived from Hughes’ audited consolidated financial statements, which have not been incorporated into this document by reference.

      On February 28, 2003, Hughes completed the shut-down of the DIRECTV Broadband high-speed Internet service business. On October 6, 2000, Hughes completed the sale of its satellite systems manufacturing businesses to The Boeing Company. As a result, the financial results for those businesses are treated as discontinued operations. Revenues, operating costs and expenses, and other non-operating results for DIRECTV Broadband and the satellite systems manufacturing businesses are excluded from Hughes’ results from continuing operations for all periods presented herein.

	As of and for the
	six months ended
	June 30,		As of and for the years ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in millions)
Consolidated Statements of
Operations Data:
Total revenues	$4,598	$4,217	$8,863	$8,237	$7,288	$5,560	$3,481
Total operating costs and expenses	4,416	4,404	9,015	8,852	7,642	5,975	3,522

Operating profit (loss)	182	(187)	(152)	(615)	(354)	(415)	(41)
Other income (expense), net	(192)	(219)	115	(231)	(462)	(246)	(62)
Income tax benefit	4	154	28	276	406	237	142
Minority interests in net (earnings) losses of subsidiaries	(15)	(10)	(22)	50	55	33	25

Income (loss) from continuing operations before cumulative effect of accounting changes	(21)	(262)	(31)	(520)	(355)	(391)	64
Income (loss) from discontinued operations, net of taxes	(8)	(50)	(182)	(94)	36	100	196
Gain on sale of discontinued operations, net of taxes	—	—	—	—	1,132	—	—

Income (loss) before cumulative effect of accounting changes	(29)	(312)	(213)	(614)	813	(291)	260
Cumulative effect of accounting changes, net of taxes(4)	—	(681)	(681)	(7)	—	—	(9)

Net income (loss)	(29)	(993)	(894)	(621)	813	(291)	251
Adjustment to exclude the effect of GM purchase accounting	—	—	—	3	17	21	21
Preferred stock dividends	—	(47)	(47)	(96)	(97)	(51)	—

	As of and for the
	six months ended
	June 30,		As of and for the years ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in millions)
Earnings (loss) used for computation of available separate consolidated net income (loss)(1)	$(29)	$(1,040)	$(941)	$(714)	$733	$(321)	$272

Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,185 (5)		$1,129	$700	$1,508	$238	$1,342
Total current assets	5,576		3,656	3,341	4,154	3,858	4,075
Total assets	19,659		17,885	19,210	19,279	18,597	12,617
Total current liabilities	2,562		3,203	4,407	2,691	2,642	1,346
Long-term debt	4,946		2,390	989	1,292	1,586	779
Minority interests	577		555	531	554	544	482
Preferred stock	—		—	1,498	1,496	1,488	—
Convertible preferred stock	—		914	—	—	—	—
Total stockholder’s equity	10,026		9,977	11,072	12,326	11,681	8,412
Other Data:
Operating profit (loss)	$182	$(187)	$(152)	$(615)	$(354)	$(415)	$(41)
Add:
Depreciation and amortization	528	503	1,020	1,111	948	679	413

Operating profit before depreciation and amortization(2)	$710	$316	$868	$496	$594	$264	$372

Capital expenditures	$359	$696	$1,244	$1,703	$1,716	$1,665	$1,329
Net cash flows from continuing operations:
Operating activities	646	124	1,227	332	1,091	380	612
Investing activities	(355)	(483)	(833)	(1,701)	2,211	(3,942)	(2,129)
Financing activities	1,832	578	190	743	(850)	2,578	(64)
Transitional Disclosures Under
Statement of Financial
Accounting Standards No. 142(3):
Reported net income (loss)	$(29)	$(993)	$(894)	$(621)	$813	$(291)	$251
Add:
Goodwill amortization	—	—	—	220	215	166	95
Amortization of intangible assets with indefinite lives	—	—	—	7	7	5	—

Adjusted net income (loss)	$(29)	$(993)	$(894)	$(394)	$1,035	$(120)	$346

Reported income (loss) before cumulative effect of accounting changes	$(29)	$(312)	$(213)	$(614)	$813	$(291)	$260
Add:
Goodwill amortization	—	—	—	220	215	166	95
Amortization of intangible assets with indefinite lives	—	—	—	7	7	5	—

Adjusted income (loss) before cumulative effect of accounting changes	$(29)	$(312)	$(213)	$(387)	$1,035	$(120)	$355

(1)	“Earnings (loss) used for computation of available separate consolidated net income (loss)” is presented because this amount is used to determine the earnings per share of GM Class H common stock and the portion of GM’s earnings out of which dividends on the GM Class H common stock may be paid. “Earnings (loss) used for computation of available separate consolidated net income (loss)” is equal to the net income (loss) of Hughes, excluding the effects of the GM purchase accounting adjustment arising from GM’s acquisition of Hughes, less the amount of dividends paid and/or payable to GM with respect to the Hughes Series A preferred stock. For a detailed description of the calculation of amounts available for dividends on GM Class H common stock, see “GM Capital Stock— GM’s Dual-Class Common Stock Capital Structure— Dividends— Calculation of Amount Available for Dividends on GM Class H Common Stock.”

(2)	“Operating profit (loss) before depreciation and amortization,” which is a non-GAAP financial measure, can be calculated by adding amounts under the caption “depreciation and amortization” to “operating profit (loss),” as presented in the Consolidated Statements of Operations and Available Separate Consolidated Net Income (Loss). This measure should be used in conjunction with other GAAP financial measures and is not presented as an alternative measure of operating results, as determined in accordance with accounting principles generally accepted in the United States of America. Hughes’ management and its board of directors use operating profit (loss) before depreciation and amortization to evaluate the operating performance of Hughes and its business segments and to allocate resources and capital to business segments. This metric is also used as a measure of performance for incentive compensation purposes and to measure income generated from operations that could be used to fund capital expenditures, service debt or pay taxes. Depreciation and amortization expense primarily represents an allocation to current expense of the cost of historical capital expenditures and for intangible assets resulting from prior business acquisitions. To compensate for the exclusion of depreciation and amortization from operating profit, Hughes’ management and board of directors separately measure and budget for capital expenditures and business acquisitions.

Hughes believes this measure is useful to investors, along with other GAAP measures (such as revenues, operating profit and net income), to compare Hughes’ operating performance to other communications, entertainment and media service providers. Hughes believes that investors use current and projected operating profit (loss) before depreciation and amortization and similar measures to estimate Hughes’ current or prospective enterprise value and make investment decisions. The metric provides investors with a means to compare operating results exclusive of depreciation and amortization. Hughes’ management believes this is useful given the significant variation in depreciation and amortization expense that can result from the timing of capital expenditures, the capitalization of intangible assets in purchase accounting, potential variations in expected useful lives when compared to other companies and periodic changes to estimated useful lives.

(3)	This information represents Hughes’ reported net income (loss) and reported income (loss) before cumulative effect of accounting changes on a comparable basis excluding the after-tax effect of amortization expense associated with goodwill and intangible assets with indefinite lives.

(4)	Hughes adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. The adoption of this standard resulted in the discontinuation of amortization of goodwill and intangible assets with indefinite lives. In accordance with the transition provisions of SFAS No. 142, Hughes recorded a one-time after-tax charge of $681.3 million related to the initial impairment test on January 1, 2002 as a cumulative effect of accounting change.

(5)	Hughes had cash and cash equivalents of approximately $3.2 billion as of June 30, 2003. In connection with the closing of the transactions, Hughes will be making certain cash payments utilizing its cash on hand. As of June 30, 2003, these cash payments are estimated to aggregate approximately $392 million, and consist of the $275 special cash dividend to GM, retention and known severance payments to certain employees of approximately $62 million and approximately $5 million, respectively, and investment advisor fees of approximately $50 million. In addition, approximately $45 million in retention payments will be paid to certain employees up to one year after the completion of the transactions, and additional severance payments may be payable as described below at “GM Consent Solicitation Matters— Interests of Executive Officers and Directors of GM and Hughes— Hughes Retention Bonus Plan; Hughes Executive Change in Control Severance Agreements; Other Employee Severance Benefits; Hughes Stock Options.”

GM and Hughes also have entered into an income tax allocation agreement that will govern the allocation between GM and Hughes of certain U.S. income tax liabilities and also sets forth agreements with respect to certain other tax matters. Under that agreement, for tax periods prior to the Hughes split-off, Hughes will be required to calculate its tax liability to GM using certain agreed upon tax rates and pay that amount to GM, which will file a consolidated or combined return with the appropriate taxing authorities. In addition, GM may be required to compensate Hughes for certain benefits generated by Hughes, such as net operating losses and foreign tax credits, for tax periods before the Hughes split-off that are utilized by the GM consolidated tax group. The actual amount of Hughes’ tax payment to GM and the amount of compensation from GM to Hughes for Hughes tax benefits utilized by GM will not be determined until GM files its consolidated or combined return that includes the Hughes split-off. For more information with respect to the income tax allocation agreement, see “Description of Principal Transaction Agreements— Ancillary Separation Agreements— Tax Agreement.”

Hughes Pro Forma Loss Per Share

      The table below presents unaudited pro forma loss per share amounts with respect to the Hughes operations data presented above for the six months ended June 30, 2003 and the year ended December 31, 2002. These loss per share amounts reflect the Hughes historical results as if there had been issued and outstanding during such periods all shares of Hughes common stock, such as will be outstanding after the transactions, in a number equal to the combined number of notional shares represented by GM’s retained economic interest in Hughes of approximately 19.8% and the remaining approximately 80.2% economic interest in Hughes represented by the outstanding GM Class H common stock as of June 30, 2003.

      The pro forma loss per share data are not intended to be indicative of future results of operations. In the opinion of Hughes’ management, all adjustments necessary to fairly present such pro forma loss per share data have been made based upon the assumptions above.

	As of and for the	As of and for the
	six months ended	year ended
	June 30, 2003	December 31, 2002

	Pro Forma	Pro Forma
	Giving Effect	Giving Effect
	to the	to the
	Transactions	Transactions

Loss Per Share:
Basic loss per share attributable to Hughes common stock:
Continuing operations	$(0.02)	$(0.55)
Discontinued operations	—	(0.13)

Loss per share attributable to Hughes common stock	$(0.02)	$(0.68)

Diluted loss per share attributable to Hughes common stock:
Continuing operations	$(0.02)	$(0.55)
Discontinued operations	—	(0.13)

Loss per share attributable to Hughes common stock	$(0.02)	$(0.68)

Cash dividends declared per share	—	—
Pro forma weighted average number of shares of Hughes common stock outstanding (in millions)	1,382.0	1,382.0

News Corporation Selected Historical Financial Data

      The following selected historical financial data of News Corporation has been derived from the audited historical consolidated financial statements and related notes of News Corporation for each of the years in the five-year period ended June 30, 2002 and from the unaudited consolidated financial statements of News Corporation for the nine months ended March 31, 2003 and 2002 (A-GAAP) and for the six months ended December 31, 2002 and December 31, 2001 (US-GAAP). The selected historical data is only a summary, and should be read in conjunction with the historical consolidated financial statements and related notes contained in News Corporation’s Annual Report on Form 20-F for the fiscal year ended June 30, 2002, as amended, and News Corporation’s reports on Form 6-K filed on May 13, 2003 and July 2, 2003, which are incorporated into this document by reference. The selected historical financial data is set forth in Australian dollars with a translation of amounts for the nine months ended March 31, 2003 (A-GAAP) and the six months ended December 31, 2002 (US-GAAP) into U.S. dollars at A$1.00 = US$0.6562, the Noon Buying Rate on August 18, 2003, solely for your convenience.

      The audited consolidated financial statements of News Corporation contained in its Annual Report on Form 20-F for the fiscal year ended June 30, 2002, as amended, have been prepared in accordance with Australian generally accepted accounting principles (A-GAAP). A-GAAP differs significantly in certain respects from U.S. generally accepted accounting principles (US-GAAP). A discussion of these significant differences is found in Note 20 of News Corporation’s audited consolidated financial statements.

	Nine Months Ended March 31,						Fiscal Year Ended June 30,(1)

	2003		2003		2002		2002		2001		2000		1999		1998

	(in millions, except per share data)
Amounts in Accordance with A- GAAP
Income statement data:
Sales revenue	A$	22,783	US$	14,950	A$	22,075	A$	29,014	A$	25,578	A$	22,433	A$	21,774	A$	18,949
Depreciation and amortization		553		363		565		749		706		562		510		415
Operating income		3,470		2,277		2,725		3,542		3,093		2,742		2,752		2,646
Net income (loss) from associated entities		(427)		(280)		(1,245)		(1,434)		(249)		(298)		(545)		190
Net borrowing costs		(620)		(407)		(767)		1,000		935		814		773		763
Dividends on exchangeable preferred securities		(67)		(44)		(71)		93		90		79		80		74
Net profit (loss) attributable to members of the parent entity		1,196		785		(8,785)		(11,962)		(746)		1,921		1,088		1,682
Basic/ Diluted Net profit (loss) per share:
Ordinary shares		0.20		0.13		(1.60)		(2.17)		(0.17)		0.42		0.25		0.40
Preferred limited voting ordinary shares		0.24		0.16		(1.92)		(2.60)		(0.21)		0.51		0.30		0.48
Dividends per ordinary share		0.030		0.020		0.015		0.015		0.030		0.030		0.030		0.030
Dividends per preferred ordinary share		0.075		0.049		0.0375		0.0375		0.075		0.075		0.075		0.075
Dividends per ordinary share in U.S. dollars	US$	0.017	US$	0.020	US$	0.008	US$	0.008	US$	0.016	US$	0.018	US$	0.019	US$	0.020
Dividends per preferred ordinary share in U.S. dollars	US$	0.042	US$	0.049	US$	0.019	US$	0.020	US$	0.041	US$	0.047	US$	0.047	US$	0.051
Balance sheet data at period end:
Cash and cash equivalents	A$	8,096	US$	5,313	A$	5,884	A$	6,337	A$	5,615	A$	4,638	A$	7,483	A$	4,314
Total assets		70,775		46,443		79,676		71,441		84,961		65,585		53,972		54,484
Total debt		13,067		8,575		16,375		15,441		18,805		15,431		13,167		14,422
Total stockholders’ equity		40,506		26,580		44,389		39,468		47,595		32,660		27,109		27,211

	Six Months Ended December 31,						Fiscal Year Ended June 30, (1)

	2002		2002		2001		2002		2001		2000		1999		1998

	(in millions, except per share data)
Amounts in Accordance with US-GAAP
Income statement data:
Revenue	A$	15,228	US$	9,993	A$	14,522	A$	28,776	A$	25,387	A$	22,337	A$	21,704	A$	18,897
Depreciation and amortization		339		222		703		1,373		1,321		1,108		1,033		905
Operating income		2,214		1,453		(750)		256		1,823		1,509		2,012		1,921
Equity in losses of associated companies		(917)		(602)		(1,776)		(14,840)		(1,711)		(936)		(509)		(116)
Interest, net		(432)		(283)		(525)		(1,000)		935		829		783		778
Other income (expense)		(154)		(101)		2,190		1,965		635		1,924		1,317		(111)
Income (loss) before cumulative effect of accounting change		291		191		(1,348)		(14,552)		740		(329)		963		555
Net income (loss)		291		191		(1,390)		(14,670)		(218)		(329)		963		555
Basic/ Diluted income (loss) before cumulative effect of accounting change per share:
Ordinary shares		0.05		0.03		(0.25)		(2.64)		0.15		(0.09)		0.22		0.13
Preferred limited voting ordinary shares		0.06		0.04		(0.31)		(3.16)		0.18		(0.10)		0.27		0.15
Basic/ Diluted Net income (loss) per share:
Ordinary shares		0.05		0.03		(0.26)		(2.66)		(0.06)		(0.09)		0.22		0.13
Preferred limited voting ordinary shares		0.06		0.04		(0.32)		(3.19)		(0.07)		(0.10)		0.27		0.15
Dividends per ordinary share		0.015		0.010		0.015		0.030		0.030		0.030		0.030		0.030
Dividends per preferred ordinary share		0.0375		0.025		0.0375		0.075		0.075		0.075		0.075		0.075
Dividends per ordinary share in U.S. dollars	US$	0.008	US$	0.010	US$	0.008	US$	0.016	US$	0.016	US$	0.018	US$	0.019	US$	0.020
Dividends per preferred ordinary share in U.S. dollars	US$	0.021	US$	0.025	US$	0.019	US$	0.039	US$	0.041	US$	0.047	US$	0.047	US$	0.051
Balance sheet data at period end:
Cash	A$	5,463	US$	3,585	A$	6,247	A$	6,337	A$	5,615	A$	4,638	A$	7,483	A$	4,314
Total assets		68,427		44,902		89,659		65,837		81,466		57,986		47,094		48,094
Total debt		13,750		9,023		18,244		15,441		18,805		15,431		13,167		14,422
Total stockholders’ equity		25,875		16,979		39,941		24,953		36,427		18,554		14,195		15,869

(1)	See Note 2 and Note 16 to the consolidated financial statements of News Corporation for information with respect to significant acquisitions and dispositions during fiscal 2002, 2001 and 2000. In fiscal 1999, News Corporation acquired substantially all of Liberty Media Corporation’s interest in Fox Sports Networks LLC for aggregate consideration of approximately US$1.3 billion. Also, in fiscal 1999, News Corporation sold News America Publications and certain related assets to TV Guide, Inc. in exchange for common stock representing a 43.6% equity interest in TV Guide, Inc. and net cash of US$671 million. In fiscal 1998, News Corporation acquired Heritage Media Group for aggregate consideration of approximately US$1.4 billion.

UNAUDITED COMPARATIVE PER SHARE INFORMATION

      Presented below is the per share data regarding the income, cash dividends declared and book value of GM and News Corporation on both historical and unaudited pro forma consolidated bases. We have derived the unaudited pro forma per share information for GM from the unaudited pro forma financial statements presented elsewhere in this document. Also presented below is the per share data regarding the income, cash dividends declared and book value for GM Class H common stock on an equivalent pro forma basis. You should read the information below in conjunction with the financial statements and accompanying notes of GM, Hughes and News Corporation that are incorporated by reference into this document.

GM Common Stock Historical Per Share Data

      This table shows historical per share information for each of the two classes of GM common stock. Book value per share is calculated based on the liquidation rights of each class.

	As of and for the		As of and for the
	six months ended		year ended
	June 30, 2003		December 31, 2002

	GM $1 2/3	GM	GM $1 2/3	GM
	Par Value	Class H	Par Value	Class H
	Common Stock	Common Stock	Common Stock	Common Stock

Basic earnings per share	$4.30	$(0.02)	$3.37	$(0.21)
Diluted earnings per share	4.29	(0.02)	3.35	(0.21)
Cash dividends per share	1.00	—	2.00	—
Book value per share	13.27	2.65	9.06	1.81

GM Common Stock Pro Forma Per Share Data

      This table shows pro forma information for each of the two classes of GM common stock giving effect to the transactions.

	As of and for the		As of and for the
	six months ended		year ended
	June 30, 2003		December 31, 2002

	GM $1 2/3	GM	GM $1 2/3		GM
	Par Value	Class H	Par Value		Class H
	Common Stock	Common Stock	Common Stock		Common Stock

Basic earnings per share	$4.31	—	$3.53		—
Diluted earnings per share	4.31	—	3.51		—
Cash dividends per share	1.00	—	2.00		—
Book value per share	5.80	—	NA	(1)	—

(1)	No pro forma balance sheet data as of December 31, 2002 is presented.

News Corporation Historical Per Share Data

      This table shows historical per share information for the outstanding News Corporation Ordinary Shares and Preferred Ordinary Shares. The historical per share data is set forth in Australian dollars with a translation of amounts for the year ended June 30, 2002 (A-GAAP and US-GAAP), the nine months ended March 31, 2003 (A-GAAP) and the six months ended December 31, 2002 (US-GAAP) into U.S. dollars at A$1.00=US$0.6562, the Noon Buying Rate on August 18, 2003.

	As of and for the			As of and for the
	nine months ended			year ended
	March 31, 2003			June 30, 2002

A-GAAP
Earnings per share on net profit (loss) attributable to members of the parent entity—Basic/Diluted
Ordinary Shares	A$	0.20	A$	(2.17)
Preferred Ordinary Shares		0.24		(2.60)
Cash dividends per Preferred Ordinary Share		0.075		0.0375
Book value per Preferred Ordinary Share		4.56		4.45
Earnings per share on net profit (loss) attributable to members of the parent entity—Basic/ Diluted
Ordinary Shares	US$	0.13	US$	(1.42)
Preferred Ordinary Shares		0.16		(1.71)
Cash dividends per Preferred Ordinary Share		0.049		0.025
Book value per Preferred Ordinary Share		2.99		2.92

	As of and for the			As of and for the
	six months ended			year ended
	December 31, 2002			June 30, 2002

US-GAAP
Income (loss) before cumulative effect of accounting change per share—Basic/Diluted
Ordinary Shares	A$	0.05	A$	(2.64)
Preferred Ordinary Shares		0.06		(3.16)
Cash dividends per Preferred Ordinary Share		0.0375		0.075
Book value per Preferred Ordinary Share		2.89		2.79
Income (loss) before cumulative effect of accounting change per share—Basic/Diluted
Ordinary Shares	US$	0.03	US$	(1.73)
Preferred Ordinary Shares		0.04		(2.07)
Cash dividends per Preferred Ordinary Share		0.025		0.049
Book value per Preferred Ordinary Share		1.90		1.83

News Corporation Pro Forma Per Share Data

      Presented below is the per share data regarding the net profit (loss) attributable to members of the parent entity, cash dividends declared and book value of News Corporation on an unaudited pro forma consolidated basis. News Corporation’s pro forma balance sheet and statement of financial performance information are presented below in accordance with A-GAAP at March 31, 2003 and June 30, 2002 and for the nine months and the year ended, respectively, and in accordance with US-GAAP at December 31, 2002 and June 30, 2002 and for the six months and for the year ended, respectively, and reflects the acquisition of a 34% interest in Hughes as of July 1, 2001 for an aggregate purchase price of A$12.9 billion paid in both cash and News Corporation Preferred ADSs. This pro forma information is not necessarily indicative of actual results that would have been achieved by News Corporation had the transactions been consummated on the date specified. You should read the information below in conjunction with the financial statements and accompanying notes of GM, Hughes and News Corporation that are incorporated by reference into this document. The pro forma per share data is set forth in Australian dollars with a translation of amounts for the year ended June 30, 2002 (A-GAAP and US-GAAP), the nine months ended March 31, 2003 (A-GAAP) and the six months ended December 31, 2002 (US-GAAP) into U.S. dollars at A$ 1.00 = US$0.6562, the Noon Buying Rate on August 18, 2003.

	As of and for the			As of and for the
	nine months ended			year ended
	March 31, 2003			June 30, 2002

A-GAAP
Earnings per share on net profit (loss) attributable to members of the parent entity—Basic/Diluted
Ordinary Shares	A$	0.16	A$	(1.96)
Preferred Ordinary Shares		0.20		(2.35)
Cash dividends per Preferred Ordinary Share		0.075		0.0375
Book value per Preferred Ordinary Share		5.21		5.16
Earnings per share on net profit (loss) attributable to members of the parent entity—Basic/Diluted
Ordinary Shares	US$	0.10	US$	(1.29)
Preferred Ordinary Shares		0.13		(1.54)
Cash dividends per Preferred Ordinary Share		0.049		0.025
Book value per Preferred Ordinary Share		3.42		3.39

	As of and for the			As of and for the
	six months ended			year ended
	December 31, 2002			June 30, 2002

US-GAAP
Income (loss) before cumulative effect of accounting change per share—Basic/Diluted
Ordinary Shares	A$	0.04	A$	(2.34)
Preferred Ordinary Shares		0.05		(2.81)
Cash dividends per Preferred Ordinary Share		0.0375		0.075
Book value per Preferred Ordinary Share		3.60		3.50
Income (loss) before cumulative effect of accounting change per share—Basic/Diluted
Ordinary Shares	US$	0.03	US$	(1.54)
Preferred Ordinary Shares		0.03		(1.84)
Cash dividends per Preferred Ordinary Share		0.025		0.049
Book value per Preferred Ordinary Share		2.36		2.30

GM Class H Common Stock Equivalent Pro Forma Per Share Data

      This table shows equivalent pro forma per share information for GM Class H common stock calculated by multiplying the News Corporation pro forma per Preferred Ordinary Share amounts presented above by an exchange ratio of 0.53507 and then multiplying that result by four, as four Preferred Ordinary Shares underlie each News Corporation Preferred ADS. This exchange ratio represents the number of News Corporation Preferred ADSs a former GM Class H common stockholder would receive for each exchanged share acquired by News Corporation for News Corporation Preferred ADSs in the News stock acquisition, calculated as described above at “— Description of the Transactions— The Exchange Ratio” and assuming that the average closing price of News Corporation Preferred ADSs is equal to $26.1647, the average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including August 18, 2003.

	As of and for the		As of and for the
	nine months ended		year ended
	March 31, 2003		June 30, 2002

A-GAAP
Earnings per Preferred Ordinary Share on net profit (loss) attributable to members of the parent entity—Basic/Diluted
Preferred Ordinary Shares	A$	0.43	A$	(5.03)
Cash dividends per Preferred Ordinary Share		0.16	0.080
Book value per Preferred Ordinary Share		11.15	11.04
Earnings per Preferred Ordinary Share on net profit (loss) attributable to members of the parent entity—Basic/Diluted
Preferred Ordinary Shares	US$	0.28	US$	(3.30)
Cash dividends per Preferred Ordinary Share		0.10	0.054
Book value per Preferred Ordinary Share		7.32	7.26

	As of and for the
	six months ended		As of and for the
	December 31,		year ended
	2002		June 30, 2002

US-GAAP
Income (loss) before cumulative effect of accounting change per Preferred Ordinary Share—Basic/ Diluted
Preferred Ordinary Shares	A$	0.11	A$	(6.01)
Cash dividends per Preferred Ordinary Share		0.080	0.16
Book value per Preferred Ordinary Share		7.71	7.49
Income (loss) before cumulative effect of accounting change per Preferred Ordinary Share—Basic/ Diluted
Preferred Ordinary Shares	US$	0.06	US$	(3.94)
Cash dividends per Preferred Ordinary Share		0.054	0.10
Book value per Preferred Ordinary Share		5.05	4.92

RISK FACTORS

      In addition to the other information contained in or incorporated by reference into this document (such as (1) the Form 10-K of GM for the fiscal year ended December 31, 2002 and the revised Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 8-K of GM dated June 6, 2003, (2) the Form 10-K of Hughes for the fiscal year ended December 31, 2002, the revised Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 8-K of Hughes dated June 20, 2003 and the revised consolidated financial statements and supplementary data (including the notes thereto) for the three years ended December 31, 2002 in the Form 8-K of Hughes dated July 24, 2003 and (3) the Form 20-F and Form 20-F/A of News Corporation for the fiscal year ended June 30, 2002), including the matters addressed at “Disclosure Regarding Forward-Looking Statements,” you should carefully consider each of the factors set forth below.

Risk Factors Relating to the Transactions

      Regulatory Approval of the Transactions May Require Hughes and/or News Corporation to Agree to Conditions Beyond Those Already Contemplated by the Transaction Agreements. Under U.S. antitrust laws, the transactions may not be completed until the required waiting period under the Hart-Scott-Rodino Act has terminated or expired. To complete the transactions, the companies must also obtain the approval of the FCC. The transactions may also be subject to regulatory requirements of other governmental agencies and authorities, including clearances for the transactions from competition and telecommunications authorities in foreign jurisdictions and requirements relating to the regulation of the offer and sale of securities. Many of these governmental entities from which approvals and clearances are required may seek to condition their approval or clearance of the transactions, or of the transfer to News Corporation of licenses and other entitlements, if any, on the companies’ compliance with conditions beyond those already agreed among GM, Hughes and News Corporation pursuant to the transaction agreements. These conditions could require Hughes and/or News Corporation to divest material assets or otherwise have the effect of imposing significant additional costs on Hughes or of limiting Hughes’ revenues. Depending upon the nature and scope of such conditions, rather than agreeing to such conditions, the companies may determine that the conditions would be onerous on the companies and that it would be in their mutual best interests and the mutual best interests of their stockholders to terminate the transactions instead. For more information, see “The Transactions— Regulatory Requirements.”

      As a Result of the Transactions, Hughes Will Experience Managerial Changes. Following the completion of the transactions, Mr. Chase Carey will replace Mr. Jack Shaw as the President and Chief Executive Officer of Hughes, and other managerial changes may occur. The structure and composition of the Hughes board of directors also will change. Hughes’ future success will depend, to a significant extent, upon the performance of its new management team after the completion of the transactions. Thus, Hughes is subject to risks associated with its post-transaction management structure, including, among others, risks relating to employee and business relations, managerial efficiency and effectiveness and familiarity with business and operations.

      A Potential Tax Indemnity Liability to GM Could Materially Adversely Affect Hughes’ Liquidity. Hughes has generally agreed to indemnify GM and its affiliates against certain liabilities for taxes resulting from the Hughes split-off share exchange if the taxes arise from actions or failures to act by Hughes following the completion of the transactions that cause the Hughes split-off share exchange to be taxable to GM. If Hughes is required to indemnify GM under the circumstances set forth in the stock purchase agreement, it may be subject to substantial liabilities. For a more detailed discussion, see “Description of Principal Transaction Agreements— Stock Purchase Agreement— Preservation of the Tax-Free Status of the Hughes Split-Off Share Exchange.”

      The indemnity of GM by Hughes is not subject to any cap or maximum amount. Based on the aggregate fair market value of Hughes on August 18, 2003 (based on the closing price of GM Class H common stock on that date and the GM Class H dividend base as of such date), GM estimates that its taxable gain on the distribution of 80.2% of the outstanding common stock of Hughes would exceed $8.7 billion if the Hughes split-off share exchange failed to qualify as a tax-free transaction. The actual amount of gain recognized by GM if the Hughes split-off share exchange is treated as a taxable transaction, and the amount of tax payable by GM on that gain, would depend upon a number of factors that cannot be determined at this time, including the aggregate fair market value of Hughes at the time of the Hughes split-off share exchange and the general tax position of GM, and the actual amount of gain recognized by GM could be materially higher than $8.7 billion.

      GM and Hughes are Prohibited From Pursuing Certain Other Opportunities Prior to the Termination of the Transaction Agreements. The terms of the stock purchase agreement prohibit, subject to certain exceptions, certain transactions involving Hughes prior to the termination of that agreement or completion of the transactions. These prohibited transactions generally include any merger or consolidation of Hughes and other forms of strategic transactions involving Hughes. These prohibitions may prevent GM and Hughes from pursuing attractive strategic alliances or combinations involving Hughes in the event that such opportunities arise before the termination of the stock purchase agreement.

      Hughes May Not Realize the Benefits Expected From the Transactions. The success of the transactions will depend, in part, upon the ability of Hughes to increase its competitiveness in the industries in which it operates following its separation from GM. After the transactions, Hughes will be affiliated with News Corporation, a global media and content company with a proven track record as a supportive stockholder of successful direct-to-home television businesses. News Corporation believes that it has the strategic vision, expertise and resources that will enable Hughes to achieve its full potential within the industries in which it competes. News Corporation currently expects that, within three years, the transactions will create synergies and efficiencies for Hughes of between $610 million and $765 million annually. You should understand that, while GM and Hughes believe that the transactions will afford Hughes significant benefits as described in greater detail at “The Transactions— GM Background and Considerations— GM’s and Hughes’ Reasons for the Transactions,” GM and Hughes have not independently verified these calculations and the boards of directors of GM and Hughes did not consider the synergies expected by News Corporation in determining to approve the transactions. There can be no assurance that Hughes will realize these (or other) synergies and efficiencies. Potential difficulties in realizing such benefits include, among other things, integrating personnel with diverse business backgrounds, combining different corporate cultures and complying with applicable laws.

      GM Class H Common Stockholders Will Forgo Any Recapitalization of GM Class H Common Stock Into GM $1 2/3 Par Value Common Stock at a 120% Exchange Rate. Proposal 1 to amend the GM restated certificate of incorporation will, among other things, add a provision to expressly provide that the completion of the transactions as described in this document will not result in a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate, as currently provided for under certain circumstances pursuant to the provisions of the GM restated certificate of incorporation. Thus, by voting to approve the proposals relating to the transactions, GM Class H common stockholders as well as GM $1 2/3 par value common stockholders will, in effect, be waiving any application of the recapitalization provision to the transactions that would have applied but for the provision of the GM charter amendment expressly providing that it shall not apply to the transactions. As described in greater detail elsewhere in this document, GM determined that, in the context of the proposed Hughes split-off share exchange, such a recapitalization would not be in the best interests of GM and its common stockholders because such a recapitalization would likely produce substantial dilution in the value of the GM $1 2/3 par value common stock and would change substantially the form and nature of the investment of the GM Class H common stockholders, who would give up their tracking stock investment in the Hughes business and would receive instead a common stock investment in all of GM’s operations. Accordingly, GM structured the transactions so as not to result in such a recapitalization. For further information, see “The Transactions— GM Background and Considerations— Alternatives to the Transactions Considered by GM and Hughes.”

      GM Class H Common Stockholders Will Forgo Any Right to Receive Any Portion of the $275 Million Special Cash Dividend From Hughes to GM. The GM board of directors has previously adopted a policy statement that requires a proportionate distribution to be made to GM Class H common stockholders when GM receives certain transfers of assets from Hughes, subject to certain exceptions that include any asset transfer that shall have received the consent of the holders of a majority of the outstanding shares of GM

Class H common stock, voting as a separate class, and GM $1 2/3 par value common stock, voting as a separate class. Thus, by ratifying the transactions, among other things, the GM Class H common stockholders will be forgoing any right to receive a proportionate distribution based on the $275 million special cash dividend to be paid from Hughes to GM. If the transactions were completed without the consent of the GM common stockholders to forgo their right to receive this distribution (and without any other action by the GM board of directors to cause the policy statement to be inapplicable), GM would have been required to pay a dividend to the GM Class H common stockholders in an aggregate amount of approximately $220.4 million (or approximately $0.20 per share of GM Class H common stock), representing approximately 80.2% of the $275 million special cash dividend to be paid to GM by Hughes. It should be noted that, in accordance with the terms of the GM board policy statement, the GM board policy statement may at any time and from time to time be modified, rescinded and interpreted by the GM board of directors, and the GM board of directors may adopt additional or other policies or make exceptions with respect to the application of the current GM board policy statement in connection with particular facts and circumstances, as the GM board of directors may determine, consistent with its fiduciary duties to GM and all of its common stockholders, to be in the best interests of GM and all of its common stockholders, and any such action may be taken with or without the approval of the stockholders of GM. For more information, see “GM Capital Stock— GM Board of Directors Policy Statement.”

      GM Class H Common Stockholders May Receive Shares of Hughes Common Stock Having a Market Value Lower Than Expected. As a result of the transactions, based on certain assumptions described elsewhere in this document, GM Class H common stockholders will receive, among other consideration, approximately 0.82335 of a share of Hughes common stock for each share of GM Class H common stock that they previously held. The market value of the Hughes common stock when received by the former GM Class H common stockholders is dependent on a variety of factors that cannot be predicted, including changes in Hughes’ business, operations and prospects, regulatory considerations and general market and economic conditions. As a result, GM Class H common stockholders may receive shares of Hughes common stock having a market value lower than may be expected.

      GM and GM Class H Common Stockholders May Receive News Corporation Preferred ADSs Having a Market Value That Differs From the Anticipated Market Value. Upon the completion of the transactions, GM and GM Class H common stockholders may receive News Corporation Preferred ADSs. The number of News Corporation Preferred ADSs to be received by GM and the former GM Class H common stockholders will be based on the exchange ratio, which will not be determined until the time of the completion of the transactions. The number of News Corporation Preferred ADSs to be received will depend on, among other things, the average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including the fifth business day prior to the completion of the transactions. To the extent that the price of News Corporation Preferred ADSs varies over the 20 consecutive trading days or between the determination of the average closing price of News Corporation Preferred ADSs and the fifth business day prior to the completion of the transactions, the number of News Corporation Preferred ADSs received by GM and the former GM Class H common stockholders may not reflect the market value of the News Corporation Preferred ADSs at the completion of the transactions. The market value of News Corporation Preferred ADSs over the 20 consecutive trading days and at the completion of the transactions is dependent on a variety of factors, including changes in News Corporation’s business, operations and prospects, regulatory considerations and general market and economic conditions, which cannot be predicted. For more information about the calculation of the exchange ratio, see “The Transactions— Description of the Transactions— The GM/News Stock Sale— Determination of Exchange Ratio.”

      If the average of the volume weighted average prices per News Corporation Preferred ADS is below $14.08 over any 20 consecutive trading day period, GM has the right to terminate the stock purchase agreement, and therefore, the transactions described in this document. If GM exercises this right, News Corporation can avoid termination by electing to top-off. If News Corporation makes such an election, GM and the former GM Class H common stockholders will receive no less than $11.00 in value for each variable price share and exchanged share, as applicable, acquired by News Corporation for News Corporation Preferred ADSs. You should understand, however, that there can be no assurance either that GM would exercise its right to terminate the transactions under these circumstances, or that News Corporation would elect to top-off rather than allow the transactions to terminate. You should further understand that a determination by GM not to exercise its right under these circumstances could result in GM and the former GM Class H common stockholders receiving less than $11.00 worth of News Corporation Preferred ADSs for each variable price share and exchanged share, as applicable, acquired by News Corporation for News Corporation Preferred ADSs.

      Moreover, generally speaking, the market value of the News Corporation Preferred ADSs that may be received by GM and GM Class H common stockholders in the transactions is dependent on a variety of factors that are beyond the control of News Corporation and cannot be predicted. Since GM and GM Class H common stockholders could, in the aggregate, own a significant number of News Corporation Preferred ADSs after the transactions, the market price of News Corporation Preferred ADSs could fall due to a dilution of News Corporation Preferred ADSs, or due to sales (or the possibility of sales) of News Corporation Preferred ADSs by GM and GM Class H common stockholders into the public marketplace following the transactions.

      Hughes’ Principal Stockholder Will Have Significant Influence Over the Management of Hughes and Over Actions Requiring Stockholder Approval. Upon the completion of the transactions, News Corporation, through its subsidiary Fox Entertainment, will hold 34% of the issued and outstanding shares of Hughes common stock. Mr. Murdoch, Chairman and Chief Executive of News Corporation, will become Chairman of Hughes, and Mr. Carey, who is currently a director of, and is serving as an advisor to, News Corporation will become a director and President and Chief Executive Officer of Hughes. Additionally, two current News Corporation executives will also be directors of Hughes. As a result, News Corporation will have significant influence relating to the management of Hughes and to actions of Hughes that require stockholder approval. You should understand, however, that the interests of News Corporation may differ from the interests of other holders of Hughes common stock.

      The extent of News Corporation’s stock ownership of Hughes also may have the effect of discouraging offers to acquire control of Hughes and may preclude holders of Hughes common stock from receiving any premium above market price for their shares that may be offered in connection with any attempt to acquire control of Hughes.

      Provisions of the New Hughes Certificate of Incorporation and By-laws, Including the Excess Stock Provision, Will Limit Certain Acquisitions of Hughes Common Stock and Could Delay or Prevent a Change of Control. After the completion of the transactions, the new Hughes certificate of incorporation and by-laws will contain provisions that, among other things:

•	divide Hughes’ board of directors into three classes, with members of each class elected in staggered terms;

•	prevent stockholders from removing directors except for cause;

•	regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

•	authorize Hughes’ board of directors to issue preferred stock in one or more series, without stockholder approval.

      The new Hughes certificate of incorporation also will include the excess stock provision. The excess stock provision is designed to protect Hughes and its stockholders from liability for potential adverse tax effects from certain changes in the ownership of capital stock of Hughes and from the potential adverse impact of a third party seeking to acquire control of Hughes at a lower price than might be available absent the restrictions on acquisitions by News Corporation during the first year following the completion of the transactions. In addition, in order to preserve the tax-free status of the Hughes split-off share exchange, Hughes may be obligated to adopt and maintain a stockholder rights plan during the first year after completion of the transactions.

      Each of these provisions could:

•	have the effect of delaying, deferring or preventing a change of control of Hughes;

•	discourage bids for Hughes common stock at a premium over the market price; or

•	impede the ability of Hughes’ stockholders to change its management.

      For additional information, see “Hughes Capital Stock” below.

      Any Election by GM Class H Common Stockholders to Identify Certain Shares of Hughes Common Stock to be Converted Into the Right to Receive Consideration in the News Stock Acquisition May Not Be Respected by Taxing Authorities. GM Class H common stockholders who are the record holders of their GM Class H common stock may elect the method to identify certain shares (instead of a portion of each share) of Hughes common stock that they will hold immediately after the Hughes split-off share exchange that they wish to convert into the right to receive News Corporation Preferred ADSs and/or cash in the News stock acquisition. Each GM Class H common stockholder whose shares are held in street name through one or more brokers or through one or more custodial accounts may be provided the opportunity to make a similar election with such stockholder’s broker(s) or other agent(s); whether such opportunity is available will be determined by the broker(s) or other agent(s). The purpose of any such election is to provide an electing stockholder the opportunity to receive more favorable tax treatment than might otherwise apply if no election is made and a stockholder is treated as selling a portion of each share of Hughes common stock in the News stock acquisition. However, there can be no assurance that a GM Class H common stockholder will be able to identify certain shares of Hughes common stock after the Hughes split-off share exchange or as to any particular tax effect of a share identification election, including whether such election will be respected by the applicable taxing authorities. For more information, see “Share Identification Election for GM Class H Common Stockholders.”

Risk Factors Relating to GM After the Transactions

      Any Depreciation in the Value of the Hughes Common Stock and News Corporation Preferred ADSs After the Transactions Will Affect the Level of GM’s Pension Expense. As of July 31, 2003, approximately 30.0% of the outstanding GM Class H common stock was held by certain GM employee benefit plans. As GM Class H common stockholders, these GM employee benefit plans will receive shares of Hughes common stock, and may also receive News Corporation Preferred ADSs, in the transactions. Pursuant to agreements currently in place between these GM employee benefit plans and GM, these GM employee benefit plans will have some restrictions on their ability to sell their shares of Hughes common stock. See “Shares Eligible For Future Sale— Hughes Common Stock.” After the completion of the transactions, during any period in which those GM employee benefit plans continue to own Hughes common stock and News Corporation Preferred ADSs, depreciation in the value of the Hughes common stock and News Corporation Preferred ADSs will adversely affect the level of GM’s pension expense, which is actuarially determined and computed in accordance with accounting principles generally accepted in the United States. There can be no assurance as to whether the trading values of Hughes common stock and News Corporation Preferred ADSs after the transactions will be equal to or greater than the trading values of GM Class H common stock and News Corporation Preferred ADSs before the transactions or if the transactions had not occurred.

      The Assets of Hughes Will Not Be Available to Support GM’s Financial Position and Credit Ratings After the Transactions. Following the completion of the transactions, Hughes will no longer be a subsidiary of GM, and GM will be unable to rely upon the assets of Hughes to support its financial position and credit ratings, including in times of economic downturn or cyclical changes in the automotive industry. As a result of the transactions, GM anticipates that there would be a net reduction of GM’s stockholders’ equity. This net reduction would have been approximately $7.13 billion based on an assumed price of $14.00 per share of GM Class H common stock, the net book value of Hughes as of June 30, 2003 and certain other assumptions. For additional information, see “The Transactions— Accounting Treatment” below. There can be no assurance that, after the transactions, operating results and market conditions will not result in lower credit ratings or a weaker financial condition for GM than if the transactions had not occurred.

Risk Factors Relating to Hughes After the Transactions

Risks Relating to the Business of Hughes

      Hughes Will Be Subject to Significant Restrictions with Respect to Issuances of its Equity Securities for One Year Following the Transactions. In order to preserve the tax-free status of the Hughes split-off share exchange to GM after completion of the transactions, Hughes has agreed to certain restrictions on issuances of its stock and other securities that are convertible or exchangeable into its stock. In general, under applicable provisions of the Code, the Hughes split-off share exchange will not be tax-free to GM if it is part of a “plan or arrangement” pursuant to which one or more persons, other than the historical stockholders of GM, acquire stock possessing at least 50% of the voting power or at least 50% of the value of the outstanding stock of Hughes. We refer to the shares of Hughes common stock that will count toward this 50% threshold as “tainted” stock. The Hughes common stock acquired by News Corporation’s subsidiary as part of the transactions will be treated as tainted stock that counts towards the 50% threshold. In addition, any stock that is issued by Hughes, other than stock issued upon the exercise of compensatory stock options, during the one-year period following the Hughes split-off share exchange generally will be presumed for purposes of the transaction documents to be tainted stock absent an IRS private letter ruling or an opinion of tax counsel to the contrary. The transaction documents include certain covenants designed to prevent Hughes from taking any action that might jeopardize the tax-free status of the Hughes split-off share exchange. As a result, Hughes’ ability to issue any equity capital or other securities convertible or exchangeable into equity capital in the one-year period following the transactions will be severely restricted, absent possible favorable IRS private letter rulings or opinions of tax counsel. These restrictions on equity issuances may also prevent Hughes from entering into transactions that might be advantageous to Hughes and its stockholders, such as issuing equity securities in connection with acquisitions of businesses or assets.

      There Can Be No Assurance That There Will Be Sufficient Funding for Hughes. The industries in which Hughes competes are capital intensive, requiring significant investment in, among other things, infrastructure, research and marketing. In addition, industry participants often face high capital requirements in order to take advantage of new market opportunities, respond to rigorous competitive pressures and react quickly to changes in technology. For example, the construction, launch and insurance costs for new satellites and new satellite systems planned by Hughes and PanAmSat may generate significant capital requirements for those companies beyond those that are already contemplated in their respective business plans.

      Hughes believes that key success factors in the multi-channel video programming distribution and satellite services businesses include superior access to capital and financial flexibility. Many of Hughes’ competitors are committing substantial capital and, in many instances, are forming alliances to acquire and maintain market leadership. Hughes’ strategy is to be a leader in providing entertainment, information and communications products and services by building on its market leadership position in the satellite services industry, its experience in satellite technology and, to a lesser degree, by making acquisitions and establishing, maintaining and restructuring strategic alliances as appropriate. This strategy may require substantial investments of capital over the next several years.

      In addition, the actual amount of funds necessary to implement Hughes’ strategy and business plan may materially exceed Hughes’ current estimates due to various factors including, among other things, departures from Hughes’ current business plan and unanticipated costs and expenses. There can be no assurance that Hughes will be able to satisfy its incremental capital requirements on desirable terms, if at all, whether through lack of competitive access to capital markets, due to restrictions under financing arrangements that are currently in place, agreements relating to the transactions that are the subject of this document or otherwise. If Hughes increases its debt level in the future, it could subject Hughes to various restrictions and higher interest costs and decrease its cash flow and earnings.

      Hughes Competes With Other Multi-Channel Video Programming Distributors and Satellite Services Companies, Which Could Materially Adversely Affect Hughes’ Ability to Grow and Increase Earnings. Hughes, through its wholly owned subsidiary DIRECTV Holdings LLC, competes in the highly competitive multi-channel video programming distribution industry against cable television and other land-based and satellite-based system operators offering video, audio and data programming and entertainment services. Some of these competitors have greater financial, marketing and other resources than Hughes has. Hughes’ ability to increase earnings will depend, in part, upon its ability to compete with these other operators.

      Some cable television operators have large, established customer bases and many cable operators have significant investments in, and access to, programming. According to an FCC report dated December 23, 2002, approximately 66% of the television households in the United States currently subscribe to cable television services. Cable television operators have advantages relative to DIRECTV, including or as a result of:

•	being the incumbent multi-channel video programming distribution operator with an established customer base in the territories in which DIRECTV competes;

•	bundling their analog video service with expanded digital video services delivered terrestrially or via satellite, or with efficient two-way high-speed Internet access or telephone service on upgraded cable systems;

•	having greater bandwidth capacity to deliver programming or services beyond that which DIRECTV’s satellite capacity currently allows;

•	providing service to multiple television sets within the same household at a lower incremental cost to the consumer; and

•	having the ability to provide local and other programming in a larger number of geographic areas.

      In addition, cable television operators have grown their subscriber base through the acquisition of cable systems. Moreover, mergers, joint ventures and alliances among franchise, wireless or private cable television operators, regional Bell operating companies and others may result in providers capable of offering bundled cable television and telecommunications services in competition with DIRECTV. In addition, it is uncertain whether DIRECTV will be able to increase its satellite capacity, offer a significant level of new services in existing markets in which it competes or expand to additional markets as may be necessary to effectively compete.

      DIRECTV has an exclusive distribution relationship with the National Rural Telecommunications Cooperative, or the NRTC, in certain markets (mainly rural). Pursuant to DIRECTV’s agreement with the NRTC, NRTC’s affiliates and members distribute much of its programming services on an exclusive basis in territories comprising approximately 13.2 million television households in the United States. Pegasus Satellite Television, Inc., or Pegasus, the largest NRTC affiliate, possesses these distribution rights for territories covering approximately 10.6 million television households in the United States. During the past two years, Pegasus’ prices for the DIRECTV services have generally been higher than the prices offered to customers by DIRECTV. During the last year, Pegasus announced its intention to achieve cash flow break-even, in part through reductions in expenditures such as subscriber acquisition costs. Hughes believes that the higher prices charged by Pegasus, coupled with its reduced acquisition expenditures, have provided EchoStar Communications Corporation with an opportunity to gain a proportionately greater share of the multi-channel video programming distribution market in those territories where Pegasus possesses DIRECTV distribution rights. Pegasus has experienced a net subscriber loss during recent quarters, and this trend may continue, which would affect the total number of subscribers to DIRECTV’s platform. As of June 30, 2003, NRTC subscribers represented approximately 1.7 million of the total 11.6 million subscribers to Hughes’ platform, of which approximately 1.2 million were Pegasus subscribers. Hughes is a party to certain litigation with the NRTC and Pegasus related to the exclusive distribution relationship described above. For a further discussion of this litigation and a pending settlement of certain portions of the NRTC litigation, see Hughes’s 2002 Annual Report on Form 10-K and Hughes’ Current Report on Form 8-K filed on August 11, 2003, each of which is incorporated into this document by reference.

      As a result of these and other factors, DIRECTV may not be able to continue to expand its subscriber base or compete effectively against cable television or other multi-channel video programming distribution operators in the future.

      Other companies in the United States have conditional permits or have leased transponders for direct broadcast satellite assignments that can be used to provide service to portions of the United States. Also, C -band satellite providers and other low and medium power satellite operators continue to compete in the market for subscription television services, particularly in rural areas. In addition, it is possible that non-U.S. licensed direct broadcast satellites could be used to provide service in the United States. On May 7, 2003, the FCC released an order authorizing the use of Canadian-licensed direct broadcast satellites for service in the United States. The United States has bilateral agreements with Mexico and Argentina that would allow the use of direct broadcast satellites licensed by those countries for service into the United States, and some operators, including SES Global S.A., are attempting to coordinate new direct broadcast satellite orbital locations capable of providing services throughout the United States.

      Hughes Network Systems and PanAmSat face intense competition in the business segments in which they participate. The general slowing of the economy, maturing of markets and, in some cases, overcapacity have limited the potential for growth. Alternative technologies are available that compete with many of the satellite-based services delivered by Hughes Network Systems and PanAmSat and other technologies have been or are being developed by current and potential competitors that could provide additional features or better value, which could have a material adverse effect on the businesses of Hughes Network Systems and PanAmSat. Some competitors of Hughes Network Systems and PanAmSat have greater access to capital and are not hampered by the fixed costs that each of Hughes Network Systems and PanAmSat have invested in infrastructure. Recent combinations of competitors to PanAmSat have resulted in stronger, better funded companies that represent a greater competitive threat. To the extent that Hughes Network Systems and PanAmSat are unable to continue investment in technology, product development and marketing, their products and services may become obsolete or provide reduced profit margins, which could materially adversely affect their businesses.

      DIRECTV Depends on the Communications Act For Access to Programming. DIRECTV purchases a substantial percentage of its programming from programmers that are affiliated with cable system operators. Currently, under certain provisions of the Communications Act governing access to programming, cable-affiliated programmers generally must sell and deliver their programming services to all multi-channel video programming distributors on non-discriminatory terms and conditions. The Communications Act and the FCC’s rules also prohibit certain types of exclusive programming contracts involving programming from cable-affiliated programmers.

      Any change in the Communications Act or the FCC’s rules that would permit programmers that are affiliated with cable system operators to refuse to provide such programming or to impose discriminatory terms or conditions could materially adversely affect DIRECTV’s ability to acquire programming on a cost-effective basis, or at all. The Communications Act prohibitions on certain cable industry exclusive contracting practices with cable-affiliated programmers were scheduled to expire in October 2002 and in June 2002, the FCC extended the period of these exclusivity restrictions through October 2007.

      In addition, certain cable providers have denied DIRECTV and other multi-channel video programming distributors access to a limited number of channels created by programmers with which the cable providers are affiliated. The cable providers have asserted that they are not required to provide such programming due to the manner in which that programming is distributed, which they argue is not covered by the program access provisions of the Communications Act. Challenges to this interpretation of the Communications Act have not been successful, and DIRECTV may continue to be precluded from obtaining a limited amount of programming that is created by entities affiliated with cable providers, which in turn could materially adversely affect its ability to compete in regions serviced by those cable providers.

      Must Carry Requirements May Negatively Affect DIRECTV’s Ability to Deliver Local Broadcast Stations, as Well as Other Aspects of its Business. In 1999, Congress adopted the Satellite Home Viewer Improvement Act, which we sometimes refer to as the “SHVIA.” This statute imposes a so-called must carry obligation, which generally requires DIRECTV to carry all of the local broadcast stations requesting carriage in a timely and appropriate manner in markets in which it chooses to retransmit the signals of local broadcast stations, subject to certain limited exceptions.

      The FCC has implemented the SHVIA’s must carry requirement and adopted further detailed must carry rules covering DIRECTV’s carriage of both commercial and non-commercial broadcast television stations. DIRECTV has limited satellite capacity, and the projected number of markets in which it can deliver local broadcast channel programming will continue to be constrained because of the must carry requirement and may be reduced depending on the FCC’s interpretation of its must carry rules in pending and future rulemaking and complaint proceedings. Compliance with must carry rules may also mean that DIRECTV is forced to employ satellite capacity that could otherwise be used to provide consumers with new or additional national programming services. The SHVIA also includes provisions that could expose DIRECTV to federal copyright infringement lawsuits, material monetary penalties, and permanent prohibitions on the sale of all local and distant network channels, based on violations of the statute, prior law, or the FCC rules. Imposition of such penalties could have a material adverse effect on Hughes’ business operations generally.

      Several must carry complaints by broadcasters have been filed against DIRECTV at the FCC and in federal district court. DIRECTV cannot be sure that the FCC or a federal court will not rule against it in those proceedings. Adverse rulings against DIRECTV in such proceedings have resulted and could continue to result in the carriage of additional stations in the markets in which it carries or plans to carry the signals of local broadcast television stations, thereby using additional satellite capacity that could be used for other purposes and incurring potentially significant additional compliance and infrastructure costs. In addition, while the FCC has decided for now not to impose dual digital/ analog carriage obligations (i.e., a requirement that a television station electing must carry may require carriage of both its analog and digital signals), the FCC has also issued a further notice of proposed rulemaking on this matter. The FCC is also examining the questions of whether and how satellite carriers will be required to carry digital television signals. There can be no assurance that such proceedings will not result in new or additional signal carriage requirements.

      DIRECTV Depends on Others to Produce Programming, and Programming Costs are Increasing. DIRECTV depends on third parties to provide it with programming services. DIRECTV’s ability to compete successfully will depend on its ability to continue to obtain desirable programming and deliver it to its customers at competitive prices. DIRECTV’s programming agreements generally have remaining terms ranging from less than one to up to ten years and contain various renewal and cancellation provisions. DIRECTV may not be able to renew these agreements on favorable terms, or at all, or these agreements may be cancelled prior to expiration of their original terms. If DIRECTV is unable to renew any of these agreements or the other parties cancel the agreements, there can be no assurance that DIRECTV would be able to obtain substitute programming, or that such programming would be comparable in quality or cost to DIRECTV’s existing programming.

      In addition, many of DIRECTV’s programming agreements contain annual price increases. Also, when offering new programming, or upon expiration of existing contracts, programming suppliers have historically increased the rates they charge DIRECTV for programming, increasing its costs. Hughes expects this practice to continue. Increases in programming costs could cause DIRECTV to increase the rates that it charges its customers, which could in turn cause customers to terminate their subscription or potential new customers to refrain from subscribing. Furthermore, DIRECTV may be unable to pass programming costs on to its customers, which could have a material adverse effect on Hughes’ cash flow and operating margins.

      Increased Subscriber Turnover or Subscriber Retention Costs at DIRECTV Could Harm Hughes’ Financial Performance. Turnover of customers in the form of subscriber service cancellations, or churn, is a significant cost element for any subscription television provider as is the cost of retaining the customers. Any increase in DIRECTV’s retention, upgrade and other marketing costs for its existing customers may cause it to increase its subscription rates, which could increase churn. Any of the risks described in this document that potentially has a material adverse impact on DIRECTV’s cost or service quality or that could result in higher prices for its customers could, in turn, cause an increase in churn and consequently harm Hughes’ financial performance. Churn can also increase due to factors beyond DIRECTV’s control, including a slowing economy, significant signal theft, a maturing subscriber base and competitive offers. There can be no assurance that DIRECTV will continue to be able to manage its churn rates or subscriber retention costs to achieve a reasonable level of financial performance.

      Increased Subscriber Acquisition Costs Could Adversely Affect Hughes’ Financial Performance. To obtain new customers, DIRECTV incurs costs relating to third-party customer acquisitions and direct customer acquisitions. These costs are known as subscriber acquisition costs. For instance, DIRECTV provides installation incentives to its retailers to enable them to offer standard professional installation as part of the customer’s purchase of a DIRECTV System. In addition, DIRECTV pays commissions to retailers so they can offer a DIRECTV System at a lower cost to the consumer. DIRECTV’s subscriber acquisition costs, both in the aggregate and on a per new subscriber activation basis, may materially increase to the extent DIRECTV continues or expands current sales promotion activities or introduces other more aggressive promotions, or due to increased competition. Any material increase in subscriber acquisition costs from current levels would negatively impact Hughes’ earnings and could materially adversely impact its financial performance.

      Satellite Programming Signals Have Been Stolen or Could Be Stolen in the Future, Which Could Cause DIRECTV to Incur Incremental Operating Costs That Do Not Result in Subscriber Acquisition. The delivery of subscription programming requires the use of conditional access technology to limit access to programming to only those who subscribe and are authorized to view it. The conditional access system uses, among other things, encryption technology to protect the transmitted signal from unauthorized access. It is illegal to create, sell or otherwise distribute software or devices to circumvent that conditional access technology. However, theft of cable and satellite programming has been widely reported, and the access or “smart” cards used in DIRECTV’s conditional access system have been compromised and could be further compromised in the future.

      DIRECTV continues to respond to compromises of its access cards with measures intended to make theft of its programming commercially impractical or uneconomical, including developing and introducing new access cards and replacing older access cards that have been compromised. Once DIRECTV replaces the access card, it cannot guarantee that the new card will prevent the theft of its satellite programming signals. Furthermore, there can be no assurance that DIRECTV will be successful in developing the technology it needs to effectively restrict or eliminate signal theft. If DIRECTV cannot promptly correct a compromise of its conditional access technology, its revenue and its ability to contract for video and audio services provided by programmers could be materially adversely affected. In addition, Hughes’ expenses could increase if DIRECTV attempts to implement additional measures to combat signal theft.

      A Substantial Portion of DIRECTV’s Subscribers Are Acquired Through Third-Party Sales Agents. Although DIRECTV obtains some of its subscribers through direct sales and local or regional retailers, a substantial portion of its subscribers are obtained by national retailers acting as its sales agents. DIRECTV’s agreements with these national retailers generally extend through 2004 and contain various renewal and termination provisions. In addition, certain of these retailers market DIRECTV services on an exclusive basis. If DIRECTV is unable to maintain its exclusivity or renew these agreements on favorable terms, or these agreements are terminated prior to the expiration of their original term by the other parties, there can be no assurance that DIRECTV would be able to obtain new sales agents. An inadequate distribution network would have a material adverse affect on Hughes’ business.

      The Success of Hughes’ SPACEWAY® Project is Uncertain. Hughes Network Systems is in the process of completing the development of the SPACEWAY® service, a next-generation satellite-based broadband communications platform that is expected to provide customers with high-speed, two-way data communications on a more cost-efficient basis than certain competitive systems that are currently available. As of June 30, 2003, approximately $1.5 billion of the estimated total $1.8 billion investment had been spent on the SPACEWAY system, which will consist of up to three in-orbit satellites being built by Boeing Satellite Systems, Inc. and ground systems provided by Hughes Network Systems. As part of its broadband strategy, Hughes Network Systems presently expects to launch the SPACEWAY service in North America in 2004. There can be no assurance that the system will be launched as presently scheduled or that the SPACEWAY project will be successful.

      The Chapter 11 Bankruptcy Proceeding of DIRECTV Latin America, LLC May Materially Adversely Affect Hughes’ Financial Condition. On March 18, 2003, DIRECTV Latin America, LLC, a subsidiary of

Hughes (which we sometimes refer to as “DTVLA”), filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. As of June 30, 2003, DTVLA had an aggregate of approximately $1.4 billion of unsecured debt obligations owed to Hughes. In addition, Hughes has agreed to provide DTVLA debtor-in-possession financing in an amount of up to $300 million, on terms approved by the bankruptcy court on June 3, 2003. DTVLA has not yet proposed a plan of reorganization, which plan would include its proposal for treatment of the debt owed to Hughes. It is likely that any such plan would propose that all or substantially all of DTVLA’s debt be converted into equity in connection with a successful reorganization.

      The Chapter 11 proceeding is at a preliminary stage and it is uncertain when or if DTVLA will successfully reorganize while under Chapter 11 bankruptcy protection. If DTVLA is able to emerge from Chapter 11, there can be no assurance that it will be profitable following such emergence. The existing bankruptcy proceeding may adversely affect DTVLA’s ability to negotiate favorable terms from programmers and others and to attract and retain subscribers. The failure of DTVLA to obtain such favorable terms or attract and retain subscribers could adversely affect Hughes’ financial condition and results of operations.

      Additionally, there can be no assurance that DTVLA will not be liquidated in the Chapter 11 proceeding or that the Chapter 11 bankruptcy proceeding will not be converted into a Chapter 7 liquidation proceeding. If DTVLA is liquidated, it is unlikely that Hughes would recover in full the amount of indebtedness owed to it by DTVLA, or that Hughes would receive any distribution with respect to its equity interest in DTVLA. As a result, the liquidation could adversely affect Hughes’ financial condition.

      Hughes has guaranteed some commercial obligations of DTVLA. These guarantees are contingent upon the occurrence of a number of a factors, including Hughes no longer controlling more than 50% of the voting equity of DTVLA. It is uncertain what effect, if any, the Chapter 11 proceeding or any subsequent bankruptcy proceeding of DTVLA will have on these guarantees. Creditors of DTVLA may also attempt to assert claims against Hughes because of Hughes’ position as, among other things, the holder of the largest equity position in DTVLA. There can be no assurance as to the outcome of any such claims.

      Hughes Expects That it Will Experience a Net Loss In 2003 and Hughes Cannot Be Certain That it Will Achieve or Sustain Profitability. Hughes and its subsidiaries have sustained significant losses and have significant amounts of debt. If Hughes and its subsidiaries do not have sufficient income or other sources of cash, it could eventually affect their ability to service debt and pay other obligations. Improvements in Hughes’ results of operations will depend largely upon its ability to increase its customer base, improve average monthly revenue per subscriber, manage its costs and control churn. There can be no assurance that Hughes will be effective with regard to these matters. Hughes currently anticipates that it will experience a net loss in 2003, and could continue to experience net losses for years subsequent to 2003 for the reasons described above and elsewhere in this document.

      Hughes is Subject to Other Risks Related to its International Operations. Approximately 15.5% of Hughes’ revenues in 2002 were generated outside the United States. These international operations subject Hughes to many risks inherent in international business activities, including:

•	limitations and disruptions resulting from the imposition of government controls;

•	difficulty meeting export license requirements;

•	economic or political instability;

•	trade restrictions;

•	changes in tariffs;

•	currency fluctuations;

•	greater difficulty in safeguarding intellectual property; and

•	difficulties in managing overseas subsidiaries and international operations.

      These risks could have a material adverse affect on Hughes’ business.

      The Manufacturers of the Products Necessary to Receive DIRECTV Services May Not Be Able to Produce the Necessary Volume of Such Products. Most of the receivers for DIRECTV services are produced by four manufacturers. The contracts with those manufacturers do not obligate them to manufacture any specified volume of receivers. If any of these manufacturers is unable for any reason to produce receivers in a quantity sufficient to meet market demand, and suitable alternative sources cannot be found, DIRECTV’s ability to add subscribers could be impaired and that would adversely affect Hughes’ revenue and financial condition.

      Hughes’ Business Relies on Intellectual Property, Some of Which is Owned by Third Parties, and Hughes May Inadvertently Infringe Patents and Proprietary Rights of Others. Many entities, including some of Hughes’ competitors, have or may in the future obtain patents and other intellectual property rights that cover or affect products or services related to those that Hughes currently offers or may offer in the future. In general, if a court determines that one or more of Hughes’ services or the products used to transmit or receive its services infringes on intellectual property held by others, Hughes and the applicable manufacturers or vendors may be required to cease developing or marketing those services and products, to obtain licenses from the owners of the intellectual property or to redesign those services and products in such a way as to avoid infringing the intellectual property rights. If a competitor holds intellectual property rights, it may not allow Hughes or the applicable manufacturers to use its intellectual property at any price, which could adversely affect Hughes’ competitive position.

      There can be no assurance that Hughes is aware of all intellectual property rights that its services or the products used to transmit or receive its services may potentially infringe. In addition, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent. Therefore, Hughes cannot evaluate the extent to which its services or the products used to transmit or receive its services may infringe claims contained in pending patent applications. Further, without lengthy litigation, it is often not possible to determine definitively whether a claim of infringement is valid.

      Hughes cannot estimate the extent to which it may be required in the future to obtain intellectual property licenses or the availability and cost of any such licenses. Those costs, and their impact on Hughes’ earnings, could be material. Damages in patent infringement cases may also include treble damages in certain circumstances. To the extent that Hughes is required to pay royalties to third parties to whom it is not currently making payments, these increased costs of doing business could negatively affect Hughes’ liquidity and operating results. Hughes is currently being sued in patent infringement actions related to use of technologies in its direct broadcast satellite business. There can be no assurance that the courts will conclude that Hughes’ services or the products used to transmit or receive its services do not infringe on the rights of third parties, that Hughes or the manufacturers would be able to obtain licenses from these persons on commercially reasonable terms or, if Hughes was unable to obtain such licenses, that Hughes or the manufacturers would be able to redesign its services or the products used to transmit or receive its services to avoid infringement.

      Construction Delays on Satellites Could Materially Adversely Affect Hughes’ Revenues and Earnings. The construction and launch of satellites are often subject to delays, including delays in the construction of satellites and launch vehicles, periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures, as discussed below. A significant delay in the future delivery of any satellite would materially adversely affect the marketing plan for, or use of, the satellite and thus could materially adversely affect Hughes’ anticipated revenues and earnings, as well as Hughes’ plans to replace an existing satellite prior to the end of its useful life. If satellite construction schedules are not met, there can be no assurance that a launch opportunity will be available at the time a satellite is ready to be launched. Certain delays in satellite construction could also jeopardize satellite authorizations that are conditioned on timely construction and launch of the satellite.

      Hughes’ Satellites Are Subject to Risks Relating to Launch. Satellite launches are subject to significant risks, including launch failure, incorrect orbital placement or improper commercial operation. Of the 42 satellites launched by Hughes for its commercial use since 1983, four have resulted in launch failures. Certain launch vehicles that Hughes may use have experienced launch failures in the past. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take up to 24 months, and obtain other launch opportunities. Any significant delays in deploying its satellites could materially adversely affect Hughes’ ability to generate revenues. Additionally, although Hughes has secured launch insurance on all of its launches to date, if it were unable to obtain launch insurance on future launches at commercially reasonable rates and a launch failure were to occur, Hughes’ financial condition and results of operations could be materially adversely affected. Hughes plans to launch approximately six satellites in the next two years.

      The Cost of Obtaining Commercial Insurance Coverage on Certain of Hughes’ Satellites, or the Loss of a Satellite That is Not Insured, Could Materially Adversely Affect Hughes’ Earnings. The price, terms and availability of insurance fluctuate significantly. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods and satellite health-related policy exclusions.

      Hughes uses in-orbit and launch insurance to mitigate the potential financial impact of satellite fleet in-orbit and launch failures unless the premium costs are considered non-economical relative to the risk of satellite failure. When insurance is obtained, it generally covers the book value of covered satellites. Although the insurance generally does not compensate for business interruption or loss of future revenues or customers, Hughes relies on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact of satellite failure on its ability to provide service.

      Any launch vehicle failure, or loss or destruction of any of Hughes’ satellites for which it does not have commercial insurance coverage could have a material adverse effect on Hughes’ financial condition and results of operations, Hughes’ ability to comply with FCC regulatory obligations and Hughes’ ability to fund the acquisition of replacement satellites.

      Hughes’ Satellites Are Subject to Significant Operational Risks. Satellites are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies, that have occurred in Hughes’ satellites and the satellites of other operators as a result of various factors, such as satellite manufacturing errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh space environment. Hughes works closely with its satellite manufacturers to determine and eliminate the cause of anomalies in new satellites and provide for redundancies of critical components in the satellites as well as having back-up satellite capacity. However, there can be no assurance that Hughes will not experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components, nor can there be any assurance that Hughes’ backup satellite capacity will be sufficient for its business purposes.

      On four of Hughes’ existing satellites, a spacecraft control processor has switched off and is disabled. All four satellites are currently operating normally under control of the spare spacecraft control processor on each satellite. While the spare spacecraft control processor is designed to operate for the life of its satellite, there can be no assurance that a similar or different failure will not occur, rendering the satellite unusable. Hughes has six other satellites in orbit with a similar design that are subject to possible failure of one or both of their spacecraft control processors, and there can be no assurance that similar anomalies will not occur on those satellites.

      Certain of the Boeing model 601 HP spacecraft have experienced various problems associated with the xenon ion propulsion system (“XIPS”), which is an electronic propulsion system that maintains the spacecraft’s proper in-orbit position. Hughes operates nine satellites of this type. Certain of the XIPS problems have resulted in the shortening of the useful life of the related satellites, and/or the need to utilize an onboard redundant fuel system to allow continued use of the satellite. It is possible that other problems with the XIPS could cause further degradation of those satellites. Other Hughes satellites have experienced significant power system failures or other problems that have affected the ability of the satellites to function on a continuous basis, thus restricting their capabilities.

      Any single anomaly or series of anomalies could materially adversely affect Hughes’ operations and revenues and its relationships with current customers, as well as its ability to attract new customers for its satellite services. In particular, future anomalies may result in the loss of individual transponders on a satellite, a group of transponders on that satellite or the entire satellite, depending on the nature of the anomaly. Anomalies may also reduce the expected useful life of a satellite, thereby creating additional expenses due to the need to provide replacement or back-up satellites and potentially reducing revenues if service is interrupted. Finally, the occurrence of anomalies may materially adversely affect Hughes’ ability to insure its satellites at commercially reasonable premiums, if at all. While some anomalies are currently covered by existing insurance policies, others are not now covered or may not be covered in the future. The initial cost of each of Hughes’ satellites, which includes costs of construction, launch and insurance, ranges from $175 million to $350 million, depending upon the design. Most of the satellites that Hughes uses cost in the range of $200 million to $250 million. Typically, these satellites have from 24 to 72 transponders on-board, and most of Hughes’ satellites have from 30 to 48 transponders.

      Meteoroid events pose a threat to all in-orbit satellites, including Hughes’ satellites. The probability that meteoroids will damage Hughes’ satellites increases significantly when the Earth passes through the particulate stream left behind by various comets. Occasionally, increased solar activity poses a potential threat to all in-orbit satellites, including Hughes’ satellites.

      Some decommissioned spacecraft are in uncontrolled orbits that pass through the geostationary belt at various points and present hazards to operational spacecraft, including Hughes’ satellites. To avoid collisions, Hughes may be required to perform maneuvers that may prove unsuccessful or could reduce the useful life of the satellite due to the unplanned use of fuel to perform these maneuvers. As is common in the industry, Hughes’ in-orbit insurance, if any, will not cover damage to satellites that occurs as a result of collisions with meteoroids, decommissioned spacecraft or other space debris. The loss, damage or destruction of any of Hughes’ satellites as a result of an electrostatic storm, collision with space debris, malfunction or other event could have a material adverse effect on its business.

      Hughes’ Satellites Could Fail Earlier Than Their Expected Useful Lives. Hughes’ ability to earn revenue depends on the usefulness of its satellites. Each satellite has a limited useful life. A number of factors affect the useful life of a satellite, including, among other things:

•	the design;

•	the quality of its construction;

•	the durability of its component parts;

•	the ability to continue to maintain proper orbit and control over the satellite’s functions; and

•	the remaining on-board fuel following orbit insertion.

      Generally, the minimum design life of the satellites in Hughes’ fleet is 12 years. Hughes can provide no assurance, however, as to the actual useful lives of the satellites. Its operating results could be adversely affected if the useful life of any of its satellites were significantly shorter than 12 years. Additionally, moving any of Hughes’ satellites in the future, either temporarily or permanently, could decrease the useful life of the satellite.

      In the event of a failure or loss of any of Hughes’ satellites, Hughes may relocate another satellite and use it as a replacement for the failed or lost satellite. In the event of a complete satellite failure, Hughes’ services provided via that satellite could be unavailable for several days while its backup in-orbit satellites are repositioned and services are moved. The use of backup satellite capacity for its programming may require Hughes to discontinue some programming services due to reduced channel capacity. Any relocation of Hughes’ satellites would require prior FCC approval and, among other things, a showing to the FCC that the replacement satellite would not cause additional interference compared to the failed or lost satellite. Hughes cannot be certain that such FCC approval could be obtained.

      Hughes’ Ability to Maintain Leading Technological Capabilities is Uncertain. Hughes’ operating results depend to a significant extent upon its ability to continue to introduce new services and encourage the development of new products for the receipt of its services on a timely basis, and to reduce costs of its existing services and the associated products. There can be no assurance that Hughes will continue to successfully identify new services or product opportunities or develop and market these opportunities in a timely or cost-effective manner. The success of new services or product development depends on many factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of competitors and market acceptance.

      Technology in the multi-channel video programming distribution industry changes rapidly as new technologies are developed, which could cause Hughes’ services and products that deliver its services to become obsolete. There can be no assurance that Hughes and its suppliers will be able to keep pace with technological developments. If the new technologies on which Hughes intends to focus its investments fail to achieve acceptance in the marketplace, Hughes could suffer a material adverse effect on its future competitive position, which could cause a reduction in its revenues and earnings. For example, Hughes’ competitors could be the first to obtain proprietary technologies that are perceived by the market as being superior. Further, after incurring substantial costs, one or more of the technologies under development by Hughes or any of its strategic partners could become obsolete prior to its introduction.

      When fully developed, new technologies could have a material adverse effect on the demand for DIRECTV services. Other terrestrial wireless video and data distribution services have been authorized at the FCC. In addition, entities such as regional telephone companies, which are likely to have greater resources than Hughes, are implementing and supporting digital video compression over existing telephone lines. While these entities are not currently providing digital “wireless cable,” many have the capabilities for such services. As a result, DIRECTV may not be able to compete successfully with existing competitors or new entrants in the market for multi-channel video programming distribution services.

      Other companies in the United States have conditional permits or have leased transponders for direct broadcast satellite assignments that can be used to provide service to portions of the United States. Also, C-band satellite providers and other low and medium power satellite operators continue to compete in the market for multi-channel video programming distribution services, particularly in rural areas. In addition, the FCC has proposed allocating additional spectrum for direct broadcast satellite services, which could create additional competition in the market for multi-channel video programming distribution services. Moreover, it is possible that non-U.S. licensed direct broadcast satellites could be used to provide service in the United States. On May 7, 2003, the FCC released an order authorizing the use of Canadian-licensed direct broadcast satellites for service in the United States. The United States has bilateral agreements with Mexico and Argentina that would allow the use of direct broadcast satellites licensed by those countries for service into the United States, and some operators, including SES Global S.A., are attempting to coordinate new direct broadcast satellite orbital locations capable of providing services throughout the United States.

      Hughes Has Underfunded Pension Plans. Certain of Hughes’ pension plans are monitored by the Pension Benefit Guaranty Corporation. Following an inquiry by the PBGC, GM and Hughes have commenced discussions with the PBGC regarding the underfunded status of the applicable Hughes pension plans and the effect of the transactions on these pension plans. As of December 31, 2002, these pension plans were underfunded in the amount of approximately $63.5 million, as determined in accordance with applicable accounting standards. In connection with the discussions with the PBGC, the PBGC may request that Hughes make cash contributions to its pension plans earlier than, or in excess of, federal regulatory minimum requirements, although the PBGC cannot require such additional contributions other than in connection with a plan termination. Hughes believes that it has adequate funding to meet its obligations with respect to its pension plans while continuing to fund its current business plan.

Regulatory Matters Affecting Hughes

      Domestic and Foreign Regulations May Materially Adversely Affect Hughes’ and PanAmSat’s Businesses. Hughes and PanAmSat are subject to the regulatory authority of the United States government, the national authorities of the countries in which they operate and, to a certain extent, state and local authorities. Depending on the circumstances, noncompliance with legislation or regulations promulgated by these entities could result in the suspension or revocation of authorizations, licenses or registrations, the termination or loss of contracts or the imposition of contractual damages, civil fines or criminal penalties, which could materially adversely affect their businesses.

      In addition, Hughes’ and PanAmSat’s businesses could be materially adversely affected by the adoption of new laws, policies and regulations or changes to existing regulations. In particular, there can be no assurance that either company will succeed in obtaining all requisite regulatory approvals for its respective operations without the imposition of restrictions on its respective businesses, which could have the effect of imposing additional costs on Hughes or PanAmSat, as applicable, or of limiting Hughes’ and PanAmSat’s revenues.

      In particular, certain of Hughes’ and PanAmSat’s business activities are substantially regulated in the United States by the FCC. The FCC generally regulates, among other things, the ownership of media, including ownership by non-U.S. citizens and the concentration of media interests, the operation of broadcast stations, broadcast programming, access to certain cable programming, the construction, launch and operation of satellites, the use of frequencies by satellites at specific orbital locations and the provision of satellite services. FCC rules and regulations are subject to change in response to industry developments, new technology and political considerations.

      The Ability to Maintain FCC Licenses and Other Regulatory Approvals is Critical to Hughes’ and PanAmSat’s Businesses. If Hughes or PanAmSat do not obtain all requisite U.S. and foreign regulatory approvals for the construction, launch and operation of any of their existing or future satellites for the use of frequencies at the orbital locations planned for these satellites or for the provision of service, or the licenses obtained impose operational restrictions on Hughes or PanAmSat, the respective company’s ability to generate revenue and profits could be materially adversely affected. In addition, under certain circumstances, existing licenses are subject to revocation or modification and renewal of licenses that have an expiration date may not be granted. If existing licenses are not renewed, or are revoked or materially modified, Hughes’ or PanAmSat’s, as the case may be, ability to generate revenue could be materially adversely affected.

      In certain cases, satellite system operators are obligated by governmental regulation and procedures of the International Telecommunication Union to coordinate the operation of their systems with other users of the radio spectrum in order to avoid causing interference to those other users. Coordination may require a satellite system operator to reduce power, avoid operating on certain frequencies, relocate its satellite to another orbital location and/or otherwise modify planned or existing operations. There can be no assurance that Hughes or PanAmSat will be able to successfully coordinate their respective satellites to the extent they are required to do so, and any modifications they make in the course of coordination, or any inability to successfully coordinate, may materially adversely affect their ability to generate revenue.

      Other regulatory risks include, among others:

•	the relocation of satellites to different orbital locations if the FCC determines that relocation is in the public interest;

•	the denial by the FCC of an application to replace an existing satellite with a new satellite or to operate a satellite beyond the term of its current authorization;

•	the loss of authorizations to operate spacecraft on certain frequencies at certain locations if Hughes or PanAmSat, as the case may be, does not construct, launch and operate spacecraft into those locations by certain dates; and

•	authorization by governments, including the United States government, of the use of frequencies by satellite or terrestrial facilities that have the potential to interfere with communication to or from Hughes or PanAmSat spacecraft, which could interfere with Hughes’ or PanAmSat’s contractual obligations or services to customers or other business operations.

      All of Hughes’ and PanAmSat’s FCC satellite authorizations are subject to conditions imposed by the FCC in addition to the FCC’s general authority to modify, cancel or revoke those authorizations. Use of FCC licenses and conditional authorizations are often subject to conditions, including technical requirements and implementation deadlines. Failure to comply with such requirements, or comply in a timely manner, could lead to the loss of authorizations and could have a material adverse effect on the ability of Hughes or PanAmSat to generate revenue. For example, loss of an authorization could potentially reduce the amount of programming and other services available to DIRECTV or PanAmSat subscribers or other customers. The materiality of such a loss of authorizations would vary based upon, among other things, the orbital location at which the frequencies may be used.

      In addition, many of Hughes’ and PanAmSat’s authorizations and pending applications will be subject to petitions and oppositions filed by several companies, and there can be no assurance that Hughes’ or PanAmSat’s authorizations will not be cancelled, revoked or modified or that their applications will not be denied. Moreover, the FCC recently adopted new rules for licensing satellites that may limit Hughes’ and PanAmSat’s ability to file applications and secure licenses in the future.

      Congress has continued to shape the scope of the FCC’s regulatory authority and enact legislation that impacts Hughes’ and PanAmSat’s businesses. In addition, FCC proceedings to implement legislation and enact additional regulations are ongoing. The outcomes of these legislative or regulatory proceedings or their effect on Hughes’ and PanAmSat’s businesses cannot be predicted.

      Hughes and PanAmSat May Not Be Able to Obtain or Retain Certain Foreign Regulatory Approvals. There can be no assurance that any current regulatory approvals held by Hughes or PanAmSat are, or will remain, sufficient in the view of foreign regulatory authorities, or that any additional necessary approvals will be granted on a timely basis or at all, in all jurisdictions in which Hughes or PanAmSat, as applicable, wishes to operate, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to operate satellites or provide satellite service internationally could have a material adverse effect on Hughes’ and PanAmSat’s ability to generate revenue and its respective overall competitive position.

Risks Relating to Hughes Common Stock

      Hughes Does Not Expect to Pay Dividends on Hughes Common Stock in the Foreseeable Future. The Hughes board of directors will determine whether to pay dividends on the Hughes common stock after the transactions primarily based upon its financial condition, results of operations and business requirements. Other than the $275 million special cash dividend to be paid to GM in the transactions, Hughes does not currently anticipate paying dividends on the Hughes common stock for the foreseeable future.

      The Trading Prices of Hughes Common Stock May be Volatile. The price at which Hughes common stock trades may be volatile and may fluctuate substantially due to, among other things:

•	competition and changes in the subscription television industry;

•	regulatory changes;

•	launch and satellite failures;

•	operating results below expectations;

•	Hughes’ strategic investments and acquisitions; and

•	other factors.

      In addition, price and volume fluctuations in the stock market may affect market prices for Hughes common stock for reasons unrelated to Hughes’ operating performance. Hughes’ businesses depend upon a number of factors related to the level of consumer spending, including the general state of the economy and the willingness of consumers to spend on discretionary items. Competitive pressures arising from any significant or prolonged economic downturn could have a material adverse impact on Hughes’ financial condition and results of operations. If that were to occur, it could adversely affect the trading prices of the Hughes common stock.

      Future Resales of Hughes Common Stock Could Materially Adversely Affect the Market Prices of Hughes Common Stock and Hughes’ Ability to Raise Capital in the Future. Following completion of the transactions,

News Corporation’s subsidiary Fox Entertainment and certain GM employee benefit plans will be the owners of significant amounts of Hughes common stock. Sales or other monetizations of substantial amounts of Hughes common stock, or even the possibility that such sales or monetizations could occur, could materially adversely affect the market prices of Hughes common stock. Significant sales could also materially adversely affect Hughes’ ability to raise capital in the future. While the shares issued in the transactions and registered with the SEC pursuant to the Hughes registration statement of which this document is a part are generally freely tradable without restriction under the Securities Act of 1933 by persons other than “affiliates,” as such term is defined under the Securities Act, of Hughes, certain GM employee benefit plans will have the right to require Hughes to register their shares under the Securities Act. See “Shares Eligible For Future Sale— Hughes Common Stock.”

Risk Factors Relating to News Corporation After the Transactions

      A Decline in Advertising Expenditures Could Cause News Corporation’s Revenues and Operating Results to Decline Significantly in any Given Period or in Specific Markets. News Corporation derives substantial revenues from the sale of advertising on its television stations, broadcast and cable networks and direct-to-home television services and in its newspapers and inserts. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. A decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers’ spending priorities. This could cause News Corporation’s revenues and operating results to decline significantly in any given period or in specific markets.

      Acceptance of News Corporation’s Film and Television Programming by the Public is Difficult to Predict, Which Could Lead to Fluctuations in Revenues. Feature film and television production and distribution are speculative businesses since the revenues derived from the production and distribution of a feature film or television series depend primarily upon its acceptance by the public, which is difficult to predict. The commercial success of a feature film or television series also depends upon the quality and acceptance of other competing films and television series released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Further, the theatrical success of a feature film and the audience ratings for a television series are generally key factors in generating revenues from other distribution channels, such as home video and premium pay television with respect to feature films and syndication with respect to television series.

      Changes in U.S. or Foreign Communications Laws and Other Regulations May Have an Adverse Effect on News Corporation’s Business. In general, the television broadcasting and cable industries in the United States are highly regulated by federal laws and regulations issued and administered by various federal agencies, including the FCC. The FCC generally regulates, among other things, the ownership of media, including ownership by non-U.S. citizens, broadcast programming and technical operations. Further, the United States Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters, including technological changes, which could, directly or indirectly, affect the operations and ownership of News Corporation’s U.S. broadcast properties. Similarly, changes in regulations imposed by governments in other jurisdictions in which News Corporation, or entities in which News Corporation has an interest, operate could adversely affect News Corporation’s business and results of operations.

      News Corporation is Controlled by One Principal Shareholder. Approximately 30% of the ordinary shares of News Corporation are owned by (1) K. Rupert Murdoch, (2) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and certain charities, and (3) corporations controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of the shares of News Corporation owned by such persons and entities, and Mr. Murdoch’s positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

THE TRANSACTIONS

      The following section highlights certain important matters that you should review and consider carefully in connection with your review and consideration of the transactions. This section provides a description of the transactions, including:

•	the Hughes split-off;

•	the GM/News stock sale; and

•	the News stock acquisition.

      In addition, because the transactions involve significant changes to GM’s capital structure, including the elimination of GM Class H common stock and as a result GM’s current tracking stock capital structure, we also describe in this section other important matters relating to the development of the transactions, including:

•	GM’s and Hughes’ reasons for the transactions;

•	alternative transactions involving Hughes that have been considered by GM and Hughes in connection with developing the transactions;

•	background information relating to the development by GM and Hughes of the transactions;

•	the recommendations of the GM board of directors, the GM capital stock committee and the Hughes board of directors with respect to the transactions;

•	certain advantages and disadvantages of the transactions to GM common stockholders; and

•	the fairness opinions provided by the GM financial advisors and the Hughes financial advisors.

The discussion of these matters is generally set forth at “—GM Background and Considerations” below.

      Finally, this section addresses other important matters relating to the transactions, including:

•	regulatory requirements relating to the transactions;

•	the lack of appraisal rights for GM common stockholders and, immediately after the Hughes split-off share exchange, Hughes common stockholders in connection with the transactions;

•	stockholder litigation relating to the transactions;

•	accounting treatment of the transactions; and

•	certain material tax consequences relating to the transactions.

Description of the Transactions

Introduction

      The proposed transactions described in this document principally consist of:

•	the Hughes split-off, which will involve the distribution by GM of approximately 80.2% of the Hughes common stock to the GM Class H common stockholders in redemption of and in exchange for their shares of GM Class H common stock and the payment by Hughes to GM of a $275 million special cash dividend;

•	the GM/News stock sale, which will involve the sale by GM of its retained economic interest of approximately 19.8% in Hughes to NPAL, a wholly owned subsidiary of News Corporation; and

•	the News stock acquisition, which will involve the acquisition by NPAL, a wholly owned subsidiary of News Corporation, of an additional approximately 14.2% of the equity of Hughes from the former GM Class H common stockholders who will receive such shares in the Hughes split-off share exchange. The News stock acquisition will be accomplished by merging GMH Merger Sub, an indirect wholly owned subsidiary of News Corporation, with and into Hughes.

      One aspect of the proposed transactions requires the approval of GM common stockholders under applicable corporation law. Specifically, GM common stockholder approval is required for an amendment of the GM restated certificate of incorporation that will provide GM the ability to implement the Hughes split-off share exchange by redeeming the GM Class H common stock in exchange for shares of Hughes common stock. No approval of GM common stockholders is legally required in order to complete the other aspects of the transactions, including the GM/News stock sale or the merger that will implement the News stock acquisition. GM, as the sole stockholder of Hughes, has already approved the merger and adopted the merger agreement. In addition, NPAL, as the sole stockholder of GMH Merger Sub, has approved the merger and adopted the merger agreement. Also, Hughes and News Corporation have unanimously approved the transactions, and the GM board of directors approved the transactions by unanimous vote of all those directors present at the applicable GM board meeting.

      Even though GM common stockholder approval of certain aspects of the transactions is not legally required, GM is submitting the Hughes split-off (including the $275 million special cash dividend from Hughes to GM), the GM/News stock sale and the News stock acquisition to GM common stockholders for ratification. GM is also submitting the new Hughes certificate of incorporation (including the excess stock provision) to GM common stockholders for ratification. As further described elsewhere in this document, GM believes that ratification by GM’s common stockholders of the matters relating to the transactions should extinguish any claim by such stockholders (other than for waste, fraud or similar egregious conduct or based on lack of proper disclosure) against GM and its directors based on the transactions, including a claim alleging unfairness of the transactions to either or both classes of GM common stockholders or alleging any deficiency in the process of developing the terms of the transactions or the GM board of directors’ consideration or approval of the transactions. For more information regarding the proposals being submitted to GM common stockholders for their approval, see “—GM Background and Considerations— Requisite GM Common Stockholder Approval of the Transactions.”

      By approving these proposals, GM $1 2/3 par value common stockholders and GM Class H common stockholders will be approving a transaction that will not result in shares of GM Class H common stock being exchanged for shares of GM $1 2/3 par value common stock at a 120% exchange rate, as currently provided for under certain circumstances pursuant to the GM restated certificate of incorporation. In addition, GM common stockholders will be approving and consenting to an asset transfer consisting of the $275 million special cash dividend from Hughes to GM without a further distribution of a portion of that dividend from GM to the GM Class H common stockholders in accordance with their tracking stock interest in Hughes, as currently provided for under certain circumstances pursuant to a policy statement of the GM board of directors. GM’s receipt of the $275 million special cash dividend distribution from Hughes pursuant to the transactions will not affect GM’s retained economic interest in Hughes. You should understand, however, that the transactions described in this document will not result in either the recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at the 120% exchange rate or the distribution of any portion of the $275 million special cash dividend to the holders of GM Class H common stock. Notwithstanding these matters, the GM board of directors has approved the transactions and unanimously recommends that the GM common stockholders vote to approve the transactions.

      Unless the context indicates otherwise, the term “transactions” as used in this document means the Hughes split-off, the GM/News stock sale and the News stock acquisition, as well as various other transactions that are related to the Hughes split-off, the GM/News stock sale and the News stock acquisition. These transactions are described in greater detail below.

      In order to help you better understand the proposed transactions and how they will impact GM, Hughes and News Corporation, you should review the charts set forth at “Summary— Structure of the Transactions.” These charts illustrate the ownership structure of these companies before and after the transactions.

      We are working diligently to complete the transactions as soon as reasonably possible. However, the obligations of the companies to complete the transactions are subject to a number of conditions that must be satisfied or waived before the transactions can be completed. Assuming that these conditions are satisfied within the time frame we currently anticipate, we expect to complete the transactions by late 2003 or early 2004.

      One important condition to the companies’ obligations to complete the GM/News stock sale is that GM, Hughes and News Corporation must be prepared to complete the Hughes split-off simultaneously with the GM/News stock sale. In addition, unless the companies are prepared to complete the News stock acquisition immediately after the completion of the Hughes split-off and the GM/News stock sale, the transactions will not occur. Other important conditions include, among others:

•	the receipt of the requisite GM common stockholder approval of each of the five proposals relating to the transactions;

•	the expiration or termination of the waiting periods applicable to the transactions under the Hart-Scott-Rodino Act and any similar law of foreign jurisdictions;

•	the absence of any effective injunction or order that prevents the completion of the transactions;

•	the receipt of FCC approval for the transfer of licenses and other authorizations in connection with the transactions;

•	the receipt of all other approvals of, or the making of all other filings with, governmental authorities required to complete the transactions, other than approvals and filings, the absence of which, in the aggregate, would not reasonably be expected to have a material adverse effect on Hughes;

•	the receipt and continued effectiveness of a ruling from the IRS to the effect that the Hughes split-off share exchange will be tax-free to GM and its stockholders for U.S. federal income tax purposes;

•	the approval for listing on the NYSE of the Hughes common stock that will be issued in the transactions;

•	the approval for listing on the NYSE of any News Corporation Preferred ADSs that may be issued in the transactions;

•	the accuracy, in all material respects, of each company’s representations and warranties contained in the stock purchase agreement, as applicable, as of the completion of the transactions;

•	the performance, in all material respects, of each company’s obligations under the stock purchase agreement and the merger agreement; and

•	the absence of a continuing material adverse effect on Hughes.

For more information about these conditions, see “Description of Principal Transaction Agreements— Stock Purchase Agreement— Conditions,” and “— Merger Agreement— Closing Condition.”

Background Regarding GM’s Retained Economic Interest in Hughes

      The transactions involve, among other things, the sale by GM of all of its retained economic interest in Hughes to NPAL, a wholly owned subsidiary of News Corporation. In order to understand and evaluate the transactions, it is important for you to understand GM’s retained economic interest in Hughes, GM’s current dual-class common stock capital structure and the methodology for allocating the earnings of Hughes for earnings per share and for dividend purposes under the terms of GM’s restated certificate of incorporation. These matters are described briefly below.

      Currently, GM has two classes of common stock:

•	GM $1 2/3 par value common stock; and

•	GM Class H common stock.

      GM Class H common stock is a tracking stock of GM designed to provide holders with financial returns based on the financial performance of Hughes. The earnings per share and the amounts available for the payment of dividends on the GM Class H common stock are determined by a fraction set forth in GM’s restated certificate of incorporation. This fraction reflects the portion of Hughes’ earnings that is allocated to the amount available for dividends on the GM Class H common stock. We sometimes refer to this fraction as the “GM Class H fraction.” The numerator and denominator of the GM Class H fraction are determined as follows:

•	the numerator of the GM Class H fraction is the weighted average number of shares of GM Class H common stock that is outstanding during the applicable period; and

•	the denominator of the GM Class H fraction is the number of notional shares of GM Class H common stock that, if outstanding, would result in 100% of the earnings of Hughes being allocated to the GM Class H common stock. We sometimes refer to the denominator of the GM Class H fraction as the “GM Class H dividend base.”

For the calculation of Hughes’ earnings used to compute the amount available for dividends on the GM Class H common stock, see “Summary— Selected Historical and Pro Forma Financial Data— Hughes Selected Historical Financial Data.”

      The remaining portion of Hughes’ earnings is allocated to earnings per share and the amount available for dividends on the other class of GM common stock, the GM $1 2/3 par value common stock. We sometimes refer to the percentage representing this remaining portion of Hughes’ earnings as representing GM’s “retained economic interest in Hughes.” GM’s retained economic interest in Hughes can also be described by reference to the difference between the numerator and the denominator of the GM Class H fraction, which can be thought of in terms of a number of “notional shares” representing GM’s retained economic interest in Hughes. For more information about GM’s current dual-class common stock capital structure, the GM Class H common stock and the relevant provisions of the GM restated certificate of incorporation, see “GM Capital Stock— GM’s Dual-Class Common Stock Capital Structure— Dividends.”

      In accordance with the GM restated certificate of incorporation, the GM board of directors may adjust the GM Class H fraction to reflect:

•	subdivisions and combinations of the GM Class H common stock and stock dividends payable in shares of GM Class H common stock to holders of GM Class H common stock;

•	the fair market value of contributions of cash or property by GM to Hughes, or of cash or property of GM to or for the benefit of Hughes employees for employee benefit plans or arrangements of GM, Hughes or other GM subsidiaries;

•	the contribution by GM of shares of GM capital stock to or for the benefit of Hughes employees for benefit plans or arrangements of GM, Hughes or other GM subsidiaries;

•	payments by Hughes to GM of amounts applied to the repurchase by GM of shares of GM Class H common stock, so long as the GM board of directors has approved the repurchase and GM applied the payment to the repurchase; and

•	the repurchase by Hughes of shares of GM Class H common stock that are no longer outstanding, so long as the GM board of directors approved the repurchase.

      GM’s retained economic interest in Hughes is subject to adjustment from time to time in accordance with the GM restated certificate of incorporation. In general, GM’s retained economic interest in Hughes is subject to reduction as the result of, among other things, the exercise of stock options in respect of GM Class H common stock and is subject to increase as a result of, among other things, repurchases by GM of shares of GM Class H common stock. You should understand that, as a result of the operation of these provisions of the GM restated certificate of incorporation, the size of GM’s retained economic interest in Hughes may change from time to time between now and the time of the completion of the transactions and, accordingly, may differ from the 19.8% amount calculated as of the date of this document. However, notwithstanding any changes in the size of GM’s retained economic interest in Hughes, News Corporation will indirectly own exactly 34% of the outstanding Hughes common stock upon the completion of the transactions.

This is because the merger agreement provides that News Corporation will acquire in the News stock acquisition an amount of Hughes common stock that will result in its ownership upon the completion of the transactions equaling exactly 34%. This means that if GM’s retained economic interest in Hughes decreases between now and the time of the completion of the transactions, the number of shares of Hughes common stock that will be exchanged in the merger described below at “— Description of the Transactions— The News Stock Acquisition” will increase from the amounts used in the illustrative calculations set forth in this document. Similarly, if GM’s retained economic interest in Hughes increases during such period, the number of shares of Hughes common stock that will be exchanged in the merger will decrease from the amounts used in the illustrative calculations set forth in this document.

      GM’s receipt of the $275 million special cash dividend from Hughes pursuant to the transactions will not have any effect on GM’s retained economic interest in Hughes.

      For more information about GM’s current dual-class common stock capital structure, the GM Class H common stock and the relevant provisions of the GM restated certificate of incorporation, see “GM Capital Stock— GM’s Dual-Class Common Stock Capital Structure— Dividends.”

Liquidity and Value to be Provided to GM

      The transactions are designed to provide significant liquidity and value to GM in respect of GM’s approximately 19.8% retained economic interest in Hughes. GM is anticipated to receive this liquidity and value from:

•	the $275 million special cash dividend from Hughes as part of the Hughes split-off; and

•	based on certain assumptions described below, approximately $3.07 billion in cash and approximately $0.77 billion in News Corporation Preferred ADSs and/or cash, subject to adjustment based on a collar mechanism that depends upon the trading price of News Corporation Preferred ADSs during a specified period of time prior to the completion of the transactions, as described below at “—The GM/News Stock Sale” and “Description of Principal Transaction Agreements— Stock Purchase Agreement,” for the sale of its approximately 19.8% retained economic interest in Hughes to a wholly owned subsidiary of News Corporation pursuant to the GM/News stock sale.

      Based on certain assumptions described below, as a result of its receipt of the $275 million special cash dividend from Hughes and the approximately $3.84 billion of proceeds from the GM/News stock sale, GM expects to receive value of approximately $15.00 per notional share for its retained economic interest in Hughes pursuant to the transactions. The $275 million special cash dividend from Hughes to GM (which equates to approximately $1.00 per notional share) will provide additional liquidity to GM in the context of the transactions and is designed to compensate GM for the value enhancement to GM Class H common stockholders arising from the exchange of asset-based stock of Hughes (in the form of Hughes’ common stock) for the GM Class H common stock, a tracking stock of GM, on a one-share-for-one-share basis pursuant to the Hughes split-off share exchange. After the completion of the transactions, the amount of liquidity and value that GM would receive with respect to any News Corporation Preferred ADSs that it holds would generally depend upon, among other things, the market price of News Corporation Preferred ADSs at the time of GM’s disposition of any such shares.

      In addition, you should understand that GM currently expects to incur up to approximately $100 million of fees and expenses in connection with the transactions, including financial advisory, legal and accounting fees. Of this amount, up to approximately $48 million is expected to constitute investment advisor fees (not including expenses) and the payment of between $17 million to $45 million of these financial advisor fees is contingent upon the completion of the transactions. GM has already paid approximately $3 million of these investment advisor fees and expenses in connection with the proposed transactions involving Hughes and EchoStar, which were terminated in December 2002. For more information about the fees payable by GM to its financial advisors, see “— GM Background and Considerations— Fairness Opinions of GM’s Financial Advisors— Merrill Lynch Fairness Opinions” and “— Bear Stearns Fairness Opinions.”

The Hughes Split-Off

      There are two principal elements of the Hughes split-off: the payment of the Hughes $275 million special cash dividend and the Hughes split-off share exchange. In preparation for the Hughes split-off share exchange, GM and Hughes will take appropriate actions to adjust the number of shares of Hughes capital stock held by GM so that, immediately prior to the Hughes split-off share exchange, GM will hold a number of shares of Hughes common stock that is exactly equal to the numerator of the GM Class H fraction and a number of shares of Hughes Class B common stock that is exactly equal to the difference between the numerator and the denominator of the Class H fraction. As a result, GM’s approximately 19.8% retained economic interest in Hughes will be represented by all of the outstanding Hughes Class B common stock and the remaining approximately 80.2% economic interest in Hughes held by the former GM Class H common stockholders will be represented by all of the outstanding Hughes common stock.

      As part of the Hughes split-off, Hughes will declare and pay to GM a $275 million special cash dividend. The special cash dividend will provide additional liquidity to GM in the context of the transactions and is designed to compensate GM for the value enhancement to GM Class H common stockholders arising from the exchange of the GM Class H common stock, a tracking stock, for asset-based Hughes common stock on a one-share-for-one-share basis pursuant to the Hughes split-off share exchange.

      After the payment of the $275 million special cash dividend to GM, and simultaneously with the GM/News stock sale, GM will implement the Hughes split-off share exchange by distributing one share of Hughes common stock to the holders of GM Class H common stock in exchange for and in redemption of each outstanding share of GM Class H common stock. GM will distribute a number of shares of Hughes common stock to GM Class H common stockholders equal to the number of outstanding shares of GM Class H common stock and the numerator of the GM Class H fraction as of immediately prior to the Hughes split-off share exchange. As part of the Hughes split-off share exchange, all of the formerly outstanding shares of GM Class H common stock will be cancelled, and no shares of GM Class H common stock will be outstanding after the Hughes split-off share exchange. See “GM Capital Stock— GM’s Dual-Class Common Stock Capital Structure— Redemption,” for a more complete description of the mechanics of the redemption.

      GM does not currently have the ability to exchange shares of Hughes common stock in redemption of shares of GM Class H common stock. One principal effect of the amendment to the GM restated certificate of incorporation as described below at “—Amendments to the GM Restated Certificate of Incorporation,” for which the approval of GM $1 2/3 par value common stockholders and GM Class H common stockholders is being sought pursuant to proposal 1 of GM’s consent solicitation, is to enable the GM board of directors to make this exchange on the terms described in this document. For more information about this proposed amendment to GM’s restated certificate of incorporation, see “—Amendments to the GM Restated Certificate of Incorporation” and “GM Capital Stock— GM’s Dual-Class Common Stock Capital Structure— Redemption.”

      Immediately following the completion of the Hughes split-off and the GM/News stock sale, the News stock acquisition will occur by means of the merger as described at “—The News Stock Acquisition” and “Description of Principal Transaction Agreements— Merger Agreement” below.

      No 120% Recapitalization of GM Class H Common Stock into GM $1 2/3 Par Value Common Stock. If GM common stockholders approve the proposals relating to the transactions, the completion of the Hughes split-off share exchange will not result in a recapitalization of the GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate, as currently provided for under certain circumstances pursuant to provisions of the GM restated certificate of incorporation. As part of the transactions, the GM restated certificate of incorporation will be amended to expressly provide that this provision will not apply to the Hughes split-off share exchange. By approving the proposals relating to the transactions, GM $1 2/3 par value common stockholders and GM Class H common stockholders will be waiving any application of the recapitalization provision to the Hughes split-off share exchange. For more information, see “GM Capital Stock— GM’s Dual-Class Common Stock Capital Structure— Recapitalization and Certain Other Transactions.” As described in greater detail below at “—GM Background and Considerations— Alternatives to the Transactions Considered by GM and Hughes,” GM determined that, in the context of the proposed separation of Hughes from GM, a recapitalization of the GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate would not be in the best interests of GM and its common stockholders, and, accordingly, GM structured the transactions so as not to result in such a recapitalization.

      No Distribution of a Portion of the Hughes Special Dividend to GM Class H Common Stockholders. If GM common stockholders approve the proposals relating to the transactions, GM will retain the entire $275 million special cash dividend distributed to it by Hughes as part of the Hughes split-off and will not distribute any portion of that special dividend to the holders of GM Class H common stock. This special cash dividend is designed to compensate GM for the value enhancement to GM Class H common stockholders arising from the exchange of Hughes common stock (an asset-based stock of Hughes) for the GM Class H common stock (a tracking stock of GM) on a one-share-for-one-share basis. Therefore, the GM Class H common stockholders will not receive any portion of the Hughes special dividend distribution in accordance with their economic interest in the financial performance of Hughes that is currently provided for under certain circumstances pursuant to the GM board policy statement regarding certain capital stock matters. By approving the proposals relating to the transactions being submitted to GM common stockholders pursuant to this document, GM common stockholders will be approving and consenting to an asset transfer consisting of the Hughes special dividend distribution to GM, as contemplated by the terms of the GM board policy statement. For more information, see “GM Capital Stock— GM Board of Directors Policy Statement.”

      For more information regarding the Hughes split-off, including the redemption of the GM Class H common stock as contemplated by the terms of the stock purchase agreement, see “Description of Principal Transaction Agreements— Stock Purchase Agreement— The Hughes Split-Off.”

The GM/News Stock Sale

      Overview. Immediately prior to the Hughes split-off, GM will own a number of shares of Hughes Class B common stock representing GM’s retained economic interest in Hughes. Simultaneously with the Hughes split-off, GM will sell all of its shares of Hughes Class B common stock to NPAL, a wholly owned subsidiary of News Corporation, pursuant to the GM/News stock sale.

      News Corporation will pay GM a fixed price of $14.00 per share for 80% of the shares of Hughes Class B common stock (which we sometimes refer to as the “fixed price shares”). Based on certain assumptions described below at “—Certain Assumptions,” the aggregate amount of this payment will be approximately $3.07 billion.

      For the other 20% of the Hughes Class B common stock (which we sometimes refer to as the “variable price shares”), News Corporation may elect to pay in the form of News Corporation Preferred ADSs, cash or in a combination of News Corporation Preferred ADSs and cash. For each variable price share purchased with News Corporation Preferred ADSs, News Corporation will deliver a number of News Corporation Preferred ADSs equal to an exchange ratio that will be determined as described below at “—Determination of Exchange Ratio.” Based on certain assumptions described below at “—Certain Assumptions,” the aggregate amount of this payment will be approximately $0.77 billion.

      Determination of Exchange Ratio. The exchange ratio, which determines the amount of News Corporation Preferred ADSs that GM will receive for the variable price shares acquired by NPAL in the GM/News stock sale, will depend on the average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including the fifth business day prior to the completion of the transactions. We sometimes refer to this per share average as the “average closing price of News Corporation Preferred ADSs.”

      The method for determining the exchange ratio will vary depending on whether the average closing price of News Corporation Preferred ADSs falls within or outside a “collar” range of $17.92 to $26.88. This collar, which was negotiated by the parties, represents a range of prices 20% above and below the $22.40 closing price of News Corporation Preferred ADSs on April 4, 2003, the fifth day prior to the execution of the transaction agreements and public announcement of the transactions. Based on certain assumptions described below at “— Certain Assumptions,” the collar mechanism is designed to provide that:

•	at average closing prices of News Corporation Preferred ADSs within the collar range, GM will receive $14.00 worth of News Corporation Preferred ADSs for each variable price share;

•	at average closing prices of News Corporation Preferred ADSs above $26.88, the high end of the collar range, GM will receive more than $14.00 worth of News Corporation Preferred ADSs for each variable price share; and

•	at average closing prices of News Corporation Preferred ADSs below $17.92, the low end of the collar range, GM will receive less than $14.00 worth of News Corporation Preferred ADSs for each variable price share, subject in certain cases to a minimum value of approximately $11.00.

The same collar mechanism will apply to the News stock acquisition and will determine the value that the former GM Class H common stockholders will receive in the News stock acquisition for the shares of Hughes common stock that will be “exchanged shares.”

      The collar mechanism works by adjusting the exchange ratio, as follows:

•	Within the Collar. If the average closing price of News Corporation Preferred ADSs is within the collar, the exchange ratio will be determined by dividing $14.00 by the average closing price of News Corporation Preferred ADSs, which results in a minimum exchange ratio of 0.52083 ($14.00 divided by $26.88) and a maximum exchange ratio of 0.78125 ($14.00 divided by $17.92). As a result, if the average closing price of News Corporation Preferred ADSs stays within the collar and assuming that the value of each News Corporation Preferred ADS at the closing of the transactions is equal to the average closing price of News Corporation Preferred ADSs, GM will receive $14.00 worth of News Corporation Preferred ADSs for each variable price share acquired by NPAL for News Corporation Preferred ADSs.

•	Above the Collar. If the average closing price of News Corporation Preferred ADSs is above the collar, the exchange ratio will stay the same as it would be at the high end of the collar, or 0.52083 ($14.00 divided by $26.88). Because the exchange ratio will stay the same, and assuming that the value of each News Corporation Preferred ADS at the closing of the transactions is equal to the average closing price of News Corporation Preferred ADSs, GM will receive News Corporation Preferred ADSs with a higher financial value because each News Corporation Preferred ADS will be worth more than $26.88. For example, if the average closing price of News Corporation Preferred ADSs is $30.00, then GM will receive 0.52083 News Corporation Preferred ADSs per variable price share, which will have a value of approximately $15.62.

•	Below the Collar. If the average closing price of News Corporation Preferred ADSs is below the collar, the exchange ratio will stay the same as it would be at the low end of the collar, or 0.78125 ($14.00 divided by $17.92), subject to the minimum price provision described below. Because the exchange ratio will stay the same, and assuming that the value of each News Corporation Preferred ADS at the closing of the transactions is equal to the average closing price of News Corporation Preferred ADSs, GM will receive News Corporation Preferred ADSs with a lower financial value because each News Corporation Preferred ADS will be worth less than $17.92. For example, if the average closing price of News Corporation Preferred ADSs is $15.00, then GM will receive 0.78125 ADSs per variable price share, which will have a value of approximately $11.72.

      Top-Off Election. As described in greater detail below at “Description of Principal Transaction Agreements— Stock Purchase Agreement— Termination,” if at any time prior to the completion of the transactions the average of the volume weighted average prices per News Corporation Preferred ADS over any 20 consecutive trading day period is below $14.08, GM will, subject to the provisions described in the next sentence, have the right to terminate the transactions. If GM exercises this right, News Corporation will have seven business days in which it may elect to avoid the termination by agreeing that the exchange ratio will be fixed in a manner designed to provide a minimum value of $11.00 for each variable price share. If News

Corporation makes this election and the average closing price of News Corporation Preferred ADSs is below $17.92, the exchange ratio will be the greater of (1) 0.78125 and (2) $11.00 divided by the average closing price of News Corporation Preferred ADSs. As a result, if News Corporation makes this election to avoid a termination of the stock purchase agreement, GM will not receive less than $11.00 of News Corporation Preferred ADSs for each variable price share acquired by NPAL for News Corporation Preferred ADSs.

      You should understand, however, that there can be no assurance either that GM will exercise its right to terminate the transactions as a result of the average of the volume weighted average prices per News Corporation Preferred ADS over any 20 consecutive trading day period falling below $14.08, or, if GM does exercise its right to terminate the transactions under such circumstances, that News Corporation will elect to top-off rather than allow the transactions to terminate and pay to GM a $150 million termination fee. Any such determination by GM whether or not to terminate the transactions and any such determination by News Corporation whether or not to elect to top-off rather than allow the transactions to terminate will be made by the applicable company in its sole discretion based on the facts and circumstances existing at that time. Finally, you should understand that a determination by GM not to exercise its termination right under such circumstances could result in GM receiving less than $11.00 worth of News Corporation Preferred ADSs for each variable price share acquired by NPAL for News Corporation Preferred ADSs.

      Optional Cash Payment for Variable Price Shares. News Corporation will have the right to pay cash instead of News Corporation Preferred ADSs for some or all of the variable price shares acquired from GM in the GM/News stock sale. If News Corporation elects to pay cash for some or all of the variable price shares, it must in all cases pay at least $14.00 per share. If the average closing price of News Corporation Preferred ADSs is greater than the high end of the collar described above and News Corporation elects to pay cash for the variable price shares, it must pay the greater value that GM would have received if News Corporation had paid with News Corporation Preferred ADSs as described above. Thus, if the average closing price of News Corporation Preferred ADSs is greater than $26.88 and News Corporation elects to pay cash for the variable price shares, it must pay an amount per share equal to (1) the average closing price of News Corporation Preferred ADSs multiplied by (2) 0.52083. This amount would be greater than $14.00 per variable price share.

      Announcement of Exchange Ratio and Related Matters. We plan to issue a press release in connection with the completion of the transactions announcing the number of variable price shares paid for with News Corporation Preferred ADSs and/or with cash, the average closing price of News Corporation Preferred ADSs and the exchange ratio. The exchange ratio as so announced also will be used to determine the number of News Corporation Preferred ADSs payable to former GM Class H common stockholders pursuant to the merger that will give effect to the News stock acquisition. This is discussed further at “— The News Stock Acquisition.”

      For a table setting forth illustrative calculations of the aggregate value of the cash GM will receive with respect to its fixed price shares and the News Corporation Preferred ADSs and/or cash GM will receive with respect to its variable price shares in the GM/News stock sale, see “Summary— Description of the Transactions— Examples of Value to be Received by GM and Former GM Class H Common Stockholders.”

The News Stock Acquisition

      Overview. Upon the completion of the Hughes split-off and the GM/News stock sale (but immediately prior to the News stock acquisition), based on certain assumptions described below at “—Certain Assumptions,” News Corporation will indirectly own approximately 19.8% of the outstanding equity in Hughes and the former GM Class H common stockholders will own approximately 80.2% of the outstanding equity in Hughes. Immediately after the Hughes split-off and the GM/News stock sale, in the News stock acquisition, News Corporation, through its NPAL subsidiary, will then increase its ownership in Hughes to 34% by acquiring an additional approximately 14.2% of the equity of Hughes from the former GM Class H common stockholders. News Corporation will acquire these additional shares by merging GMH Merger Sub, a wholly owned subsidiary of NPAL, with and into Hughes. Hughes will be the surviving corporation in the merger.

      As a result of the operation of various provisions of the GM restated certificate of incorporation, the size of GM’s retained economic interest in Hughes may change from time to time between now and the time of the completion of the transactions and, accordingly, may differ from the 19.8% amount calculated as of the date of this document. However, notwithstanding any changes in the size of GM’s retained economic interest in Hughes, News Corporation will own indirectly exactly 34% of the outstanding Hughes common stock upon the completion of the transactions. This is because the merger agreement provides that News Corporation will acquire in the News stock acquisition an amount of Hughes common stock that results in its ownership upon the completion of the transactions equaling exactly 34%. This means that if GM’s retained economic interest in Hughes decreases between now and the time of the completion of the transactions, the number of shares of Hughes common stock that will be exchanged in the merger will increase from the amounts used in the illustrative calculations set forth in this document. Similarly, if GM’s retained economic interest in Hughes increases during such period, the number of shares of Hughes common stock that will be exchanged in the merger will decrease from the amounts used in the illustrative calculations set forth in this document. It is not currently expected that GM’s retained economic interest will be adjusted in any material respect between now and the completion of the transactions.

      Based on certain assumptions described below at “—Certain Assumptions,” the former holders of GM Class H common stock will retain in the merger approximately 82.3% of the outstanding Hughes common stock they received in the Hughes split-off share exchange. In other words, each former GM Class H common stockholder will retain approximately 0.82335 of a share of Hughes common stock after the transactions for each share of GM Class H common stock held before the transactions. For the other approximately 17.7% of their Hughes common stock (which we sometimes refer to as the “exchanged shares”), the former GM Class H common stockholder will receive, at News Corporation’s election, News Corporation Preferred ADSs, cash or a combination of News Corporation Preferred ADSs and cash. The proportions of the exchanged shares that News Corporation will acquire for News Corporation Preferred ADSs and/or cash will be the same as the proportions of variable price shares that News Corporation will acquire from GM for News Corporation Preferred ADSs and/or cash in the GM/News stock sale, as described above at “—The GM/News Stock Sale— Overview.” For each exchanged share that it purchases with News Corporation Preferred ADSs, News Corporation must deliver a number of News Corporation Preferred ADSs equal to an exchange ratio that will be determined as described below at “—Determination of Exchange Ratio.” For each exchanged share that it purchases with cash, News Corporation must pay the price described below at “—Optional Cash Payment for Exchanged Shares.”

      Determination of Exchange Ratio. The exchange ratio that determines the amount of News Corporation Preferred ADSs that the former GM Class H common stockholders will receive for exchanged shares acquired by NPAL for News Corporation Preferred ADSs will be the same as the exchange ratio that determines the amount of News Corporation Preferred ADSs that GM receives for variable price shares acquired by NPAL for News Corporation Preferred ADSs. The exchange ratio will depend on the average closing price of News Corporation Preferred ADSs as described above at “—The GM/News Stock Sale— Determination of Exchange Ratio.”

      The method for determining the exchange ratio will be based on the average closing price of News Corporation Preferred ADSs and will vary depending upon whether such average price falls within or outside a “collar” range of $17.92 to $26.88. This collar, which was negotiated by the parties, represents a range of prices 20% above and below the $22.40 closing price of News Corporation Preferred ADSs on April 4, 2003, the fifth day prior to the execution of the transaction agreements and the public announcement of the transactions. Based on certain assumptions described below at “—Certain Assumptions,” the collar mechanism is designed to provide that:

•	at average closing prices of News Corporation Preferred ADSs within the collar range, the former GM Class H common stockholders will receive $14.00 worth of News Corporation Preferred ADSs for each exchanged share;

•	at average closing prices of News Corporation Preferred ADSs above $26.88, the high end of the collar, the former GM Class H common stockholders will receive more than $14.00 worth of News Corporation Preferred ADSs for each exchanged share; and

•	at average closing prices of News Corporation Preferred ADSs below $17.92, the low end of the collar range, the former GM Class H common stockholders will receive less than $14.00 worth of News Corporation Preferred ADSs for each exchanged share, subject in certain cases to a minimum value of approximately $11.00.

      The collar mechanism works by adjusting the exchange ratio, as follows:

•	Within the Collar. If the average closing price of News Corporation Preferred ADSs is within the collar, the exchange ratio will be determined by dividing $14.00 by the average closing price of News Corporation Preferred ADSs, which results in a minimum exchange ratio of 0.52083 ($14.00 divided by $26.88) and a maximum exchange ratio of 0.78125 ($14.00 divided by $17.92). As a result, if the average closing price of News Corporation Preferred ADSs stays within the collar and assuming that the value of each News Corporation Preferred ADS at the closing of the transactions is equal to the average closing price of News Corporation Preferred ADSs, the former GM Class H common stockholders will receive $14.00 worth of News Corporation Preferred ADSs for each exchanged share converted into News Corporation Preferred ADSs.

•	Above the Collar. If the average closing price of News Corporation Preferred ADSs is above the collar, the exchange ratio will stay the same as it would be at the high end of the collar, or 0.52083 ($14.00 divided by $26.88). Because the exchange ratio will stay the same, and assuming that the value of each News Corporation Preferred ADS at the closing of the transactions is equal to the average closing price of News Corporation Preferred ADSs, the former GM Class H common stockholders will in this circumstance receive News Corporation Preferred ADSs with a higher financial value because each News Corporation Preferred ADS will be worth more than $26.88. Thus, the former GM Class H common stockholders will realize greater value for each exchanged share converted into News Corporation Preferred ADSs. For example, if the average closing price of News Corporation Preferred ADSs is $30.00, then the former GM Class H common stockholders will receive 0.52083 ADSs per exchanged share, which will have a value of approximately $15.62.

•	Below the Collar. If the average closing price of News Corporation Preferred ADSs is below the collar, the exchange ratio will stay the same as it would be at the low end of the collar, or 0.78125 ($14.00 divided by $17.92), subject to the minimum price provision described below. Because the exchange ratio will stay the same, and assuming that the value of each News Corporation Preferred ADS at the closing of the transactions is equal to the average closing price of News Corporation Preferred ADSs, the former GM Class H common stockholders will in this circumstance receive News Corporation Preferred ADSs with a lower financial value because each News Corporation Preferred ADS will be worth less than $17.92. Thus, the former GM Class H common stockholders will realize less value for each exchanged share converted into News Corporation Preferred ADSs. For example, if the average closing price of News Corporation Preferred ADSs is $15.00, then the former GM Class H common stockholders will receive 0.78125 ADSs per exchanged share, which will have a value of approximately $11.72.

      The amount of News Corporation Preferred ADSs and/or cash to be received by the former GM Class H common stockholders is described above and throughout this document at times with reference to each whole share of Hughes common stock that News Corporation will acquire. News Corporation, however, will, based on certain assumptions described below at “—Certain Assumptions,” only acquire 0.17665 of each share of Hughes common stock from the former GM Class H common stockholders. The former GM Class H common stockholders will retain the other 0.82335 of each share of Hughes common stock. In order to determine the amount of News Corporation Preferred ADSs and/or cash the GM Class H common stockholders will receive for the 0.17665 of each share of Hughes common stock, the amount News Corporation pays per whole share must be multiplied by 0.17665. For example, $14.00 worth of News Corporation Preferred ADSs for each whole exchanged share would result in the GM Class H common stockholders receiving approximately $2.47 (calculated by multiplying $14.00 by 0.17665) for the 0.17665 of each share acquired by News Corporation.

      Top-Off Election. As described in greater detail below at “Description of Principal Transaction Agreements— Stock Purchase Agreement— Termination,” if at any time prior to the completion of the transactions the average of the volume weighed average prices per News Corporation Preferred ADS over any 20 consecutive trading day period is below $14.08, GM will, subject to the provisions described in the next sentence, have the right to terminate the transactions. If GM exercises this right, News Corporation will have seven business days in which it may elect to avoid the termination by agreeing that the exchange ratio will be fixed in a manner designed to provide a minimum value of $11.00 for each exchanged share. If News Corporation makes this election and the average closing price of News Corporation Preferred ADSs is below $17.92, the exchange ratio will be the greater of (1) 0.78125 and (2) $11.00 divided by the average closing price of News Corporation Preferred ADSs. As a result, if News Corporation makes this election to avoid a termination of the stock purchase agreement, the former GM Class H common stockholders will not receive less than $11.00 of News Corporation Preferred ADSs for each exchanged share acquired by NPAL for News Corporation Preferred ADSs.

      You should understand, however, that there can be no assurance either that GM will exercise its right to terminate the transactions as a result of the average of the volume weighted average prices per News Corporation Preferred ADS over any 20 consecutive trading day period falling below $14.08, or, if GM does exercise its right to terminate the transactions under such circumstances, that News Corporation will elect to top-off rather than allow the transactions to terminate and pay to GM a $150 million termination fee. Any such determination by GM whether or not to terminate the transactions and any such determination by News Corporation whether or not to elect to top-off rather than allow the transactions to terminate will be made by the applicable company in its sole discretion based on the facts and circumstances existing at that time. Finally, you should understand that a determination by GM not to exercise its termination right under such circumstances could result in the former GM Class H common stockholders receiving less than $11.00 worth of News Corporation Preferred ADSs for each exchanged share converted into News Corporation Preferred ADSs.

      Optional Cash Payment for Exchanged Shares. As described above at “—The GM/News Stock Sale— Optional Cash Payment for Variable Price Shares,” News Corporation will have the right to pay cash instead of News Corporation Preferred ADSs for some or all of the variable price shares acquired from GM in the GM/News stock sale. If News Corporation elects to pay cash for some proportion of those shares in the GM/News stock sale, it also will acquire the same proportion of exchanged shares in the News stock acquisition for cash. Any cash payment in all cases will be at least $14.00 per share. If the average closing price of News Corporation Preferred ADSs is greater than the high end of the collar described above and News Corporation acquires the exchanged shares for cash, it must pay the greater value that the former GM Class H common stockholders would have received if News Corporation had paid with News Corporation Preferred ADSs as described above. Thus, if the average closing price of News Corporation Preferred ADSs is greater than $26.88 and News Corporation elects to acquire the exchanged shares for cash, it must pay an amount per share equal to (1) the average closing price of News Corporation Preferred ADSs multiplied by (2) 0.52083. This amount would be greater than $14.00 per exchanged share.

      Share Identification Election. As described in greater detail below at “Share Identification Election for GM Class H Common Stockholders,” GM Class H common stockholders who are the holders of record of their GM Class H common stock may elect the method to identify certain shares (instead of a portion of each share as described above) of Hughes common stock that they will hold immediately after the Hughes split-off share exchange that they wish to convert into the right to receive News Corporation Preferred ADSs and/or cash in the News stock acquisition. This may permit electing GM Class H common stockholders to identify for U.S. federal income tax purposes certain shares to be converted into the right to receive News Corporation Preferred ADSs and/or cash as a result of the transactions. Each GM Class H common stockholder whose shares are held in street name through one or more brokers or one or more custodial accounts may be provided the opportunity to make a similar election with such stockholder’s broker(s) or other agent(s) on an account-by-account basis; whether such opportunity is available will be determined by the broker(s) or other agent(s).

If you hold your GM Class H common stock in street name through one or more brokers or through one or more custodial accounts, you should contact your broker(s) or other agent(s) if you wish to make an election. However, such an election will not change the aggregate number of shares of Hughes common stock or the aggregate amount of News Corporation Preferred ADSs and/or cash that an electing GM Class H common stockholder will receive in the transactions.

      Announcement of Exchange Ratio and Related Matters. We plan to issue a press release in connection with the completion of the transactions announcing the proportion of exchanged shares converted into News Corporation Preferred ADSs and/or cash, the average closing price of News Corporation Preferred ADSs and the exchange ratio. The exchange ratio as so announced will be the same as the exchange ratio used to determine the number of News Corporation Preferred ADSs payable to GM pursuant to the GM/News stock sale. This is discussed further above at “— The GM/News Stock Sale.”

      For a table setting forth illustrative calculations of the value that former holders of GM Class H common stock will receive with respect to their exchanged shares in the News stock acquisition, see “Summary— Description of the Transactions— Examples of Value to be Received by GM and Former GM Class H Common Stockholders.”

      Ownership of Hughes After the Transactions. Upon the completion of the transactions:

•	Hughes common stock will be the only outstanding capital stock of Hughes;

•	the former GM Class H common stockholders will own 66% of the outstanding Hughes common stock; and

•	News Corporation will indirectly own 34% of the outstanding Hughes common stock.

Related Transactions

      NPAL has agreed that immediately after the completion of the transactions, it will transfer its entire 34% interest in Hughes to Fox Entertainment, a News Corporation subsidiary, in exchange for two promissory notes totaling $4.5 billion and approximately 74.2 million shares in Fox Entertainment valued at $27.99 per share. As a result of the transfer, News Corporation’s indirect equity interest in Fox Entertainment will increase from approximately 80.6% to approximately 82.0% and its voting power will remain at approximately 97%. You should understand that when we refer in this document to News Corporation indirectly owning 34% of the outstanding Hughes common stock following the transactions, we are referring to its beneficial ownership through its Fox Entertainment subsidiary.

Other Separation-Related Arrangements

      The Hughes split-off and the GM/News stock sale include other arrangements related to the separation of Hughes from GM. These arrangements include the following:

•	GM and Hughes have agreed to a new income tax allocation agreement. Among other things, the new income tax allocation agreement governs the allocation of certain U.S. income tax liabilities among the companies for taxable periods ending on or prior to the completion of the transactions.

•	GM and Hughes have agreed to certain matters pertaining to employee matters. GM has agreed to provide certain service and salary credits under certain GM retirement plans for certain former GM employees who transferred to Hughes or certain related companies, and Hughes has agreed to provide certain service and salary credits under certain Hughes retirement plans for certain former Hughes employees who transferred to GM or certain related companies. In addition, GM has agreed to permit active and retired Hughes employees to continue to participate in the GM vehicle purchase program for three years following the completion of the transactions.

•	Hughes and News Corporation have agreed to certain matters pertaining to employee compensation and benefit matters. Hughes has agreed to retain and maintain for specified periods of time following the completion of the transactions certain employee benefits and compensation plans for Hughes employees and certain others eligible to receive such benefits at the time of the completion of the transactions.

•	GM and Hughes have agreed to intellectual property arrangements concerning certain intellectual property and ongoing activities of the companies. Among other things, the intellectual property arrangements provide that before transferring its rights to certain Hughes XM bandwidth to any third party, Hughes will offer the Hughes bandwidth to GM on the same terms. Similarly, GM has agreed that before transferring its rights to certain OnStar XM bandwidth to a third party, it will offer the OnStar XM bandwidth to Hughes on the same terms.

      For more information regarding the terms of these and other related arrangements, see “Description of Principal Transaction Agreements— Ancillary Separation Agreements.”

Certain Assumptions

      In order to help you to understand the effects of the transactions, we have set forth throughout this document certain illustrative calculations of share ownership percentages, values to be provided to GM and the GM Class H common stockholders and various other matters, including the following:

•	the type, amount and value of the consideration that GM will receive in the GM/News stock sale;

•	the type, amount and value of the consideration that the former GM Class H common stockholders will receive in the News stock acquisition;

•	the percentage of Hughes common stock that will be held by a subsidiary of News Corporation and the former GM Class H common stockholders upon the completion of the Hughes split-off and the GM/News stock sale (but immediately prior to the News stock acquisition);

•	the percentage of Hughes common stock that will be held by various GM employee benefit plans upon the completion of the transactions; and

•	the percentage of News Corporation that will be held by GM and the former GM Class H common stockholders upon the completion of the transactions.

      You should understand that these calculations are for illustrative purposes only and the actual amounts will not be known until the time of the completion of the transactions. This is because these amounts will depend on certain variable factors that will not be known until that time. These illustrative calculations are based on various assumptions with respect to these variable factors, including the following:

•	News Corporation will elect to provide 100% News Corporation Preferred ADSs (and no cash) as consideration for both its purchase of the variable price shares from GM in the GM/News stock sale and as consideration for the exchanged shares to be acquired from the former GM Class H common stockholders in the News stock acquisition;

•	the numerator of the GM Class H fraction immediately prior to the completion of the transactions and calculated as of a point in time would be 1,108,374,638, which is the number of shares of GM Class H common stock outstanding as of August 18, 2003;

•	the denominator of the GM Class H fraction immediately prior to the completion of the transactions and calculated as of a point in time would be 1,382,694,245, which is the denominator as of August 18, 2003;

•	GM’s retained economic interest in Hughes immediately prior to the completion of the transactions would be 19.8%, which is GM’s retained economic interest in Hughes as of August 18, 2003;

•	there would be 3,230,788,604 Preferred Ordinary Shares of News Corporation (four of which underlie each News Corporation Preferred ADS), 2,097,411,050 Ordinary Shares of News Corporation (four of which underlie each News Corporation Ordinary ADS), 467,706,658 News Corporation Preferred ADSs and 85,681,712 News Corporation Ordinary ADSs outstanding immediately prior to the completion of the transactions, which are the amounts outstanding as of August 18, 2003; and

•	the value of each News Corporation Preferred ADS upon the completion of the transactions would be equal to the average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including the fifth business day prior to the completion of the transactions and would be $26.1647, which was the average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including August 18, 2003.

      Changes in the above-described assumptions and other factors could materially affect the share ownership percentages, values to be provided to GM and the GM Class H common stockholders and various other matters set forth throughout this document for illustrative purposes. Such factors include, among other things:

•	whether and to what extent News Corporation elects to pay for the variable price shares from GM and the exchanged shares from the former GM Class H common stockholders with News Corporation Preferred ADSs and/or cash;

•	the exercise of stock options with respect to GM Class H common stock prior to completion of the transactions, which affects the calculation of the GM Class H fraction and thus the size of GM’s retained economic interest in Hughes; and

•	the trading prices of News Corporation Preferred ADSs during the 20 consecutive days ending on and including the fifth business day prior to the completion of the transactions.

Amendments to the GM Restated Certificate of Incorporation

      In order to implement the Hughes split-off share exchange, GM will need to amend Article Fourth of the GM restated certificate of incorporation. In particular, in connection with the Hughes split-off share exchange, GM is proposing to amend Article Fourth of the GM restated certificate of incorporation to:

•	provide GM with the ability to split off Hughes by exchanging one share of Hughes common stock for each outstanding share of GM Class H common stock. This would be accomplished by adding a redemption feature to the terms of the GM Class H common stock that will make the GM Class H common stock redeemable in exchange for shares of Hughes common stock on a one-share-for-one-share basis; and

•	provide that the current provisions of the GM restated certificate of incorporation that provide for a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate under certain circumstances will not be applicable to the Hughes split-off share exchange. This would be accomplished by adding a provision to expressly provide that the completion of the Hughes split-off share exchange as described in this document will not result in a recapitalization of the GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate.

      Without this amendment to Article Fourth of the GM restated certificate of incorporation, the Hughes split-off share exchange cannot be completed as proposed. In its current form, the current provisions of Article Fourth of the GM restated certificate of incorporation do not permit the redemption of GM Class H common stock in exchange for shares of Hughes common stock.

      Also, under the GM restated certificate of incorporation in its current form, the separation of Hughes from GM pursuant to the transactions would result in a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate. The GM charter amendment, however, will expressly provide that the 120% recapitalization provision will not apply to the transactions. As described in greater detail below at “— GM Background and Considerations— Alternatives to the Transactions Considered by GM and Hughes,” GM determined that, in the context of the proposed separation of Hughes from GM, a recapitalization at the 120% exchange rate would not be in the best interests of GM and its common stockholders, and, accordingly, GM structured the transactions so as not to result in such a recapitalization.

      Article Fourth of the GM restated certificate of incorporation, in the form proposed to be amended as described above, is included in Appendix A of this document. We urge GM common stockholders to review carefully the form of this proposed amendment to Article Fourth before voting with respect to the proposals relating to the transactions. Completion of the transactions is conditioned upon the requisite GM common stockholder approval of this proposed amendment to the GM restated certificate of incorporation (as well as the requisite GM common stockholder approval of each of the four related ratification matters).

      GM is also proposing a further amendment to Article Fourth of the GM restated certificate of incorporation after the completion of the transactions in order to eliminate provisions relating to the GM Class H common stock that would no longer be necessary because the GM Class H common stock will no longer be outstanding after the transactions. This is a technical amendment to the GM restated certificate of incorporation, which is necessary in order to reflect the completion of the transactions and the elimination of the GM Class H common stock and GM’s current dual-class common stock capital structure as a result of these transactions.

      Article Fourth of the GM restated certificate of incorporation, in the form proposed to be further amended to eliminate certain provisions relating to the GM Class H common stock, is included in Appendix B of this document. We urge GM common stockholders to review the form of this proposed amendment to Article Fourth carefully before voting with respect to this additional proposal. However, completion of the transactions is not conditioned upon the requisite GM common stockholder approval of this further proposed amendment to the GM restated certificate of incorporation.

      GM does not currently expect to amend its by-laws in connection with the transactions, except to the extent necessary or appropriate to reflect the completion of the transactions and the elimination of the GM Class H common stock and as a result GM’s current tracking stock capital structure.

      For more information regarding the terms of the Hughes split-off, the GM/News stock sale, the News stock acquisition and other related transactions, see “Description of Principal Transaction Agreements.”

Restrictions on Consideration of Competing Transactions and the Fiduciary Out Exception

      Under the terms of the transaction agreements, GM and Hughes have agreed not to solicit any proposals from third parties with respect to any merger, consolidation or other business combination involving Hughes or any acquisition of any capital stock or material portion of the assets, subject to certain exceptions, of Hughes or its subsidiaries, any acquisition of any GM Class H common stock or any combination of the foregoing, each of which we sometimes refer to as a “competing transaction.” In addition, GM and Hughes have agreed not to participate in discussions with or furnish information to any third party with respect to any competing transaction, subject to a “fiduciary out” exception described below. We sometimes refer to these agreements together as the “non-solicitation covenant.” GM and Hughes believe that it was necessary and appropriate to enter into the non-solicitation covenant and related provisions in order to reach agreement with News Corporation on the terms of the transactions, particularly in light of the thorough process in which GM and Hughes had engaged of exploring and negotiating alternative transactions involving Hughes prior to entering into the transaction agreements. For more information, see “—GM Background and Considerations.”

      The fiduciary out exception to the non-solicitation covenant applies until the receipt of the requisite GM common stockholder approval of the proposals relating to the transactions, which may occur a significant period of time before the transactions would be completed. Pursuant to this exception, GM and Hughes may, subject to certain conditions, participate in discussions with and furnish information to a third party (but not solicit proposals) with respect to a competing transaction. One of the conditions for such actions is that GM shall have received a bona fide, written proposal by a third party for a competing transaction that is on terms that the GM board of directors determines in good faith, after consultation with its financial advisors and counsel, would, if completed, result in a transaction that would be more favorable to GM and its stockholders than the transactions, taking into account such factors as the GM board of directors in good faith deems to be relevant, including the identity of the third party and all legal, financial, regulatory and other aspects of the proposal, such as the terms of any financing and the likelihood that the transaction would be completed, and the GM board of directors, after consultation with counsel, determines in good faith that it is required to do so in order to comply with its fiduciary duties. We sometimes refer to a proposal described in the preceding sentence as a “superior proposal.” For a more complete description of the non-solicitation covenant, see

“Description of Principal Transaction Agreements— Stock Purchase Agreement— Covenants— No Solicitation of Competing Transactions Involving Hughes.”

      GM has the right to terminate the stock purchase agreement if GM proposes to enter into an agreement or arrangement with respect to a competing transaction that constitutes a superior proposal, after having complied with the provisions of the non-solicitation covenant, and only if GM concurrently pays a termination fee of $300 million to News Corporation. GM common stockholders should understand that, if they vote to approve the proposals recommended by the GM board of directors, that action will result in the termination of the fiduciary out, which would mean that GM would have no practical ability to enter into any agreement or arrangement with respect to a competing transaction without breaching the non-solicitation covenant. However, if GM common stockholders fail to approve the proposals recommended by the GM board of directors, the transactions could not be completed and GM common stockholders would not have the opportunity to participate in the benefits of the transactions as described in this document and, under certain circumstances in which GM or Hughes enters into or completes a competing transaction, News Corporation would be entitled to a $300 million termination fee. Further, you should understand that, whether or not the requisite stockholder approval is obtained, there can be no assurance that any proposal for a competing transaction would be available to GM and Hughes or, if available, would result in any agreement or arrangement for a competing transaction.

      Accordingly, for all of the reasons described elsewhere in this document, the GM board of directors unanimously recommends that GM common stockholders vote to approve each of the proposals described in this document.

GM Background and Considerations

GM’s and Hughes’ Reasons for the Transactions

      There are two principal purposes for the transactions from the perspective of GM and Hughes. One is that the separation of Hughes from GM and News Corporation’s affiliation with Hughes are expected to better position Hughes to compete in the distribution of multi-channel video programming and, overall, in the telecommunications and media industries. The other is that the transactions are expected to provide significant value to GM and its common stockholders. As measured at the time of the public announcement of the transactions, the transactions offer a premium to GM for its retained economic interest in Hughes and to the GM Class H common stockholders for a portion of their economic interests in Hughes, as described in greater detail elsewhere in this document. The transactions also will provide significant liquidity and value to GM from the proceeds GM will receive from the sale of its retained economic interest in Hughes to News Corporation and the special cash dividend GM will receive from Hughes.

      As a result of the transactions, Hughes will become a publicly traded company that is separate from and no longer wholly owned by GM. Hughes believes that, as a public company independent from GM after the transactions, it will have greater flexibility in accessing capital for operations and expansion, including through the use of its own publicly traded stock which can be used as currency for future strategic acquisitions or alliances. The transactions also will more closely align the investments of the GM Class H common stockholders with Hughes’ business prospects by providing those stockholders with an asset-based stock of Hughes in exchange for their GM tracking stock interest in the financial performance of Hughes. In addition, Hughes believes that its affiliation with News Corporation and its affiliates will benefit Hughes. News Corporation holds interests in a number of satellite direct-to-home television platforms outside the United States, which will allow it both to share with Hughes the benefits of its experience with diverse service offerings and business practices and to achieve economies of scope and scale in research and development and equipment procurement. News Corporation also owns and has interests in a number of entertainment and media businesses that are complementary to Hughes’ businesses. Moreover, News Corporation has demonstrated efficient decision-making, strategic vision, innovation and willingness to commit capital and take risks to achieve superior returns. Hughes believes that the addition of News Corporation representatives to the Hughes board of directors and management, as well as the strategic opportunities that are expected to be associated with News Corporation’s significant equity interest in Hughes after the transactions, should enhance Hughes’ ability to develop and deploy new services and technologies to expand its business and enhance its competitiveness in the markets in which it competes.

      In addition to the strategic repositioning of the Hughes business as a result of the transactions, GM also considered the impact that continued ownership of Hughes by GM might have on GM’s other businesses, including its core automotive and related businesses. While Hughes completed financings in February and March 2003 that Hughes expects to address its financing needs for the foreseeable future, changes in technology, products, services or the competitive landscape may affect Hughes’ capital needs in the future. Under continued GM ownership, additional indebtedness incurred to meet these capital needs could result in downward pressure on GM’s credit ratings, which are an important element of GM’s business operations. GM, including its wholly owned subsidiary, GMAC, is the world’s largest non-governmental borrower. GM sells its vehicles through a dealer network, and GMAC typically provides the financing for dealers to acquire their inventory. In turn, when dealers sell automotive vehicles to retail customers, those sales are often financed through GMAC. As a result of this business model, GMAC is continuously engaged in debt financings in the capital markets, and often has $100 billion or more in debt outstanding. Even a slight decline in GM’s overall credit ratings could have a negative impact on GMAC’s ability to borrow on a cost-effective basis.

      From GM’s perspective, the transactions present an opportunity to meet its own liquidity objectives over the near term and support its credit rating. Pursuant to the GM/ News stock sale, based on certain assumptions described elsewhere in this document, GM will receive approximately $3.07 billion in cash and up to an additional approximately $0.77 billion in News Corporation Preferred ADSs and/or cash for the sale of its retained economic interest in Hughes to News Corporation. Also, as part of the transactions, GM will receive a $275 million special cash dividend from Hughes in connection with the Hughes split-off. For more information regarding what GM will receive in the transactions, see “—The Hughes Split-Off” and “—The GM/News Stock Sale.”

      In addition, GM Class H common stockholders will receive, for a portion of the Hughes common stock they receive in the Hughes split-off share exchange, News Corporation Preferred ADSs and/or cash. Upon the completion of the transactions, based on certain assumptions described elsewhere in this document, GM Class H common stockholders will receive, in exchange for each share of GM Class H common stock held immediately prior to the transactions, approximately 0.82335 of a share of Hughes common stock and approximately $2.47 worth of News Corporation Preferred ADSs and/or cash, subject to adjustment based on the collar mechanism. For more information regarding what the GM Class H common stockholders will receive in the transactions, see “—The Hughes Split-Off” and “—The News Stock Acquisition.”

      In addition to addressing GM’s liquidity objectives, the completion of the transactions is expected to be beneficial to both GM and Hughes in connection with their allocation of management resources. In the context of an increasingly competitive environment, as well as the previous significant efforts of GM and Hughes to complete the proposed transaction with EchoStar Communications Corporation, both GM and Hughes have been required during the last several years to spend substantial amounts of board of directors, management and staff time and other resources to address the strategic challenges facing Hughes and its businesses. The transactions will allow GM to allocate resources currently devoted to those matters to GM’s core automotive and other businesses and similarly will allow Hughes to refocus all of its resources on its businesses.

     Alternatives to the Transactions Considered by GM and Hughes

      Before determining to proceed with the transactions described in this document, GM and Hughes carefully considered various strategic alternatives with respect to Hughes over the course of the last several years. As described in greater detail below and at “— Development of the Transactions by GM and Hughes,” these strategic alternatives were considered by GM and Hughes during two principal time periods. The range of strategic alternatives that were potentially available and considered by GM and Hughes with respect to Hughes during each period were somewhat different, based on, among other things, the status of consolidation within the telecommunications and media industries, the financial condition and prospects of Hughes (including the anticipated funding sources and uses for Hughes’ businesses) and the general competitive environment. Among other things, these factors affected those third parties that at various times had potential interest in a transaction involving Hughes and the relative desirability of various transaction structures to GM, Hughes and the third parties.

      During the first time period, which began in mid-2000 and ended in late 2002, GM and Hughes considered various strategic alternatives and ultimately pursued a proposed separation of Hughes from GM and the subsequent combination of the businesses of Hughes and EchoStar by means of a merger. The second time period began in late 2002 following the termination of the proposed EchoStar transaction as a result of the failure to receive requisite regulatory approvals and ended with the approval in April 2003 by the GM and Hughes boards of directors of the transactions involving News Corporation. During the second time period, GM and Hughes considered various strategic alternatives and ultimately determined to pursue the transactions described in this document. In considering the various strategic alternatives during each of these periods, GM and Hughes focused on the effect of such alternatives on the holders of each class of GM common stock, the effect of such alternatives on both classes of GM’s common stockholders, taken together, and the potential of such alternatives to maximize value for GM common stockholders, for the businesses of GM and Hughes and for their respective employees.

      Period During Which GM and Hughes Pursued the Proposed EchoStar Transaction. Initially, pursuant to a process initiated in mid-2000 and terminating in December 2002, GM and Hughes considered a wide variety of alternative transactions involving Hughes, including, among others, transactions involving the merger or other combination of the business of Hughes with that of another industry participant following its separation from GM. During this period, Hughes was seeking to participate in the increasing industry consolidation then taking place. As discussed in greater detail below at “— Development of the Transactions by GM and Hughes,” the consideration by GM and Hughes of such an alternative transaction involving a merger of the Hughes business with that of another industry participant resulted in the execution of agreements among GM, Hughes and EchoStar in October 2001 that provided for the merger of the Hughes and EchoStar businesses following the separation of Hughes from GM. During late 2001 and throughout most of 2002, GM and Hughes pursued the implementation of this transaction with EchoStar. However, in December 2002, the proposed transaction with EchoStar was terminated by GM, Hughes and EchoStar for failure to receive requisite regulatory approvals.

      In determining to pursue the EchoStar transaction, GM and Hughes considered the following principal alternatives to such a transaction:

•	a separation of Hughes from GM to be followed by a pre-arranged combination of the business of Hughes with the business of News Corporation’s Sky Global Networks subsidiary;

•	continuation of the existing business strategy by retaining Hughes as a wholly owned subsidiary of GM, while maintaining the GM Class H common stock as a tracking stock of GM reflecting the financial performance of Hughes;

•	an initial public offering, spin-off or split-off of a portion or various portions of the Hughes business, such as its DIRECTV business, either with or without a pre-arranged business combination; and

•	a separation of the Hughes business from GM in the absence of a pre-arranged strategic combination, together with a significant investment by a strategic investor or additional debt financing.

After careful consideration of each of these strategic alternatives, GM and Hughes determined that, as of the time of the approval of the proposed EchoStar transaction in October 2001, that transaction represented the best strategic alternative then available with respect to Hughes. The proposed transaction with EchoStar was expected to produce a strong competitor in the market with the ability to achieve significant business synergies from a combination of cost savings and revenue growth opportunities. Due to the failure to receive requisite regulatory approvals, this transaction was terminated by GM, Hughes and EchoStar in December 2002.

      Period Following the Termination of the Proposed EchoStar Transaction. Following the termination of the proposed transaction with EchoStar in December 2002, GM and Hughes engaged in a further process of evaluating Hughes’ business strategy, the existing GM and Hughes ownership structure and possible alternative transactions involving Hughes. Although GM and Hughes continued to be interested in the possibility of a transaction involving the merger or other combination of the Hughes business with another party in the telecommunications or media industries, they ultimately determined that, as a result of further developments within these industries and other factors, as of such time no appropriate industry participants were available and willing and able to participate in such a transaction with Hughes. For example, as described in greater detail below at “— Development of the Transactions by GM and Hughes,” News Corporation advised GM and Hughes in late December 2002 that it was not interested in pursuing a transaction structure in which its Sky Global Networks subsidiary would merge with Hughes following a separation of Hughes from GM. However, various other strategic alternatives were evaluated by GM and Hughes, as further described below.

      As a result of this process, GM and Hughes determined that, in order to address the strategic challenges facing Hughes and its businesses, to facilitate its planned strategic growth initiatives and to preserve and enhance stockholder value for GM common stockholders of both classes, GM and Hughes should pursue a transaction which would separate Hughes from GM on a tax-free basis in connection with an investment in Hughes by a strategic investor having substantial experience in the industry and a strategic commitment to the Hughes businesses. Thus, in April 2003, the boards of directors of GM and Hughes each approved the transactions described in this document by unanimous vote of the directors present. The development of the proposed transactions that are the subject of this document is described in further detail at “— Development of the Transactions by GM and Hughes” below.

      In reaching its determination to approve the transactions described in this document, GM and Hughes considered the following principal alternatives to such a transaction:

•	continuation of the existing business strategy by retaining Hughes as a wholly owned subsidiary of GM, while maintaining the GM Class H common stock as a tracking stock of GM reflecting the financial performance of Hughes;

•	a separation of the Hughes business from GM in the absence of a significant investment by a strategic investor, including in connection with capital markets transactions and other transactions (such as contributions of stock to employee benefit plans) designed to significantly reduce or eliminate GM’s retained economic interest in Hughes; and

•	a sale of all or substantially all of Hughes (or one or more portions of the Hughes business) to another party, including in connection with a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at 120% exchange rate as provided under certain circumstances pursuant to the current provisions of the GM restated certificate of incorporation.

      After careful consideration, GM and Hughes determined that retaining Hughes as a wholly owned subsidiary of GM would limit Hughes’ ability to achieve its strategic objectives and risk degrading its competitive position. In addition, it was recognized that maintaining Hughes as GM’s wholly owned subsidiary could have adverse effects on GM’s credit rating and financial position, which in turn would adversely affect reported earnings attributable to GM $1 2/3 par value common stock and the related earnings per share and its ability to finance its core automotive and related businesses, resulting in an adverse effect on GM common stockholders. Further, GM and Hughes anticipated that the market reaction to the announcement of maintaining Hughes’ current status as a wholly owned subsidiary of GM would be negative in view of the strategic challenges then facing Hughes and its businesses (such as, among other things, Hughes’ need to enhance its competitiveness in an increasingly competitive environment) and GM’s liquidity objectives and desire to exit its investment in Hughes.

      A separation of Hughes from GM in the absence of a strategic investment in Hughes would allow GM to focus its board of directors, management, staff time and other resources on GM’s core automotive and related businesses. However, as part of the earlier process of evaluating various alternative transaction structures, GM and Hughes determined in 2000 and 2001 that a separation of Hughes from GM in the absence of a pre-arranged merger or other business combination or significant strategic investment in Hughes would be unlikely to provide the near term financial resources to permit Hughes to expand its business and provide GM with the liquidity it desired in respect of its retained economic interest in Hughes. Moreover, even after Hughes had successfully completed certain financings in early 2003, GM and Hughes determined that such a transaction would not provide Hughes the additional benefits associated with a separation of Hughes from GM in connection with a strategic investment by a third party having substantial industry experience and a strategic commitment to the Hughes businesses. Furthermore, even in the event that GM were able to achieve liquidity with respect to its retained economic interest in Hughes pursuant to capital markets or other transactions, such transactions would likely involve substantial costs that would reduce the value ultimately provided to GM for its retained economic interest in Hughes. GM and Hughes also considered a separation of Hughes from GM without an immediate disposition of GM’s retained economic interest in Hughes, but such a transaction would not address GM’s liquidity objectives.

      GM and Hughes also gave careful consideration to a sale of 100% of Hughes to another party, including in connection with a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate pursuant to the current provisions of the GM restated certificate of incorporation. However, it was determined that such a transaction would be taxable to GM. Preliminarily, as part of the earlier process of considering various alternative transaction structures, GM and Hughes had determined that certain strategic transactions involving Hughes could result in a level of corporate and stockholder tax so significant that it would make the transaction uneconomic in comparison with transactions structured to be accomplished on a tax-free basis. Nevertheless, because GM and Hughes had received during the period following the termination of the proposed transaction with EchoStar an expression of interest from a strategic investor with respect to the purchase of 100% of the stock of Hughes in a taxable transaction as described in greater detail at “— Development of the Transactions by GM and Hughes,” GM and Hughes explored this alternative. GM and Hughes recognized that a purchase of 100% of Hughes at a premium sufficient to compensate GM and its stockholders appropriately for any tax costs associated with the transaction could provide value to GM, GM Class H common stockholders and GM $1 2/3 par value common stockholders that would compare favorably with certain tax-free (or largely tax-free) transaction structures then under consideration. Accordingly, GM and Hughes continued to evaluate taxable transaction structures, in addition to tax-free (or largely tax-free) transaction structures, until such time as the other party discontinued its interest in pursuing a purchase of 100% of Hughes. After careful evaluation of the tax costs associated with various transaction structures, GM and Hughes ultimately determined that, in the absence of a taxable transaction providing a sufficient premium, any potential strategic transactions involving Hughes should be structured to be tax-free for U.S. federal income tax purposes to GM and its stockholders to the largest extent possible. As further described below at “—Development of the Transactions by GM and Hughes,” GM and Hughes further determined that no party was willing to enter into a transaction that would provide such a premium to GM and its stockholders. Although the receipt of News Corporation Preferred ADSs and/or cash by GM in the GM/News stock sale and the receipt of News Corporation Preferred ADSs and/or cash by the former GM Class H common stockholders in exchange for a portion of their Hughes common stock in the News stock acquisition will be taxable transactions, the Hughes split-off share exchange generally will be tax-free to GM and its stockholders, so that taken as a whole the transactions will be largely tax-free to GM and its stockholders. We note that GM has applied for a ruling from the IRS regarding the tax-free status of the split-off share exchange as part of the Hughes split-off and the receipt and continued effectiveness of that ruling is a condition to the completion of the transactions. For more information see “—Material Tax Consequences Relating to the Transactions— Material U.S. Federal Income Tax Consequences” below.

      GM and Hughes also considered the effects of a potential transaction if it were structured in a manner that would result in a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate, as currently provided under certain circumstances in accordance with the provisions of the GM restated certificate of incorporation. In particular, during the time that GM and Hughes were evaluating the sale of 100% of Hughes in a taxable transaction with the potential strategic investor referenced above, GM and Hughes considered the possibility of effecting a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate, as currently provided under certain circumstances in accordance with the provisions of the GM restated certificate of incorporation, coupled with a sale by GM of 100% of Hughes to the potential purchaser. This would have enabled GM to retain the net proceeds from the sale of Hughes and use such proceeds for other GM corporate purposes. In the process of evaluating a transaction structure that would involve a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate, GM and Hughes considered the substantial dilution that would likely reduce the value of the GM $1 2/3 par value common stock as well as the substantial change that would result in the form and nature of the investment of GM Class H common stockholders, who under such provisions would have their GM tracking stock investment in the Hughes business replaced with GM $1 2/3 par value common stock representing an investment in all of GM’s operations. GM and Hughes took into account their belief that, generally speaking, GM Class H common stockholders own their stock because they seek to benefit from an investment based on the businesses of Hughes rather than an investment based on all of GM’s businesses, and believed that the frustration of that investment objective caused by a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock would likely result in substantial adverse trading activity that would exacerbate the anticipated adverse effect on the trading value of the stock to the detriment of both classes of investors. In light of these considerations as well as the significant benefits that the transactions are expected to provide to GM Class H common stockholders and GM $1 2/3 par value common stockholders, we note that the proposed amendment of the GM restated certificate of incorporation will, among other things, expressly provide that the transactions will not result in a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock. For more information, see “—Description of the Transactions—The Hughes Split-Off— No 120% Recapitalization of GM Class H Common Stock into GM $1 2/3 Par Value Common Stock” and “—Amendments to the GM Restated Certificate of Incorporation.”

      GM and Hughes also evaluated the possibility that one or more portions of the Hughes business might be divested in strategic transactions. If one or more of the Hughes business units were separated from GM, the remaining Hughes business could either be retained by GM or disposed of through a spin-off or split-off or similar transaction, an initial public offering or a sale to a strategic partner, or some combination of several of these transactions. After giving careful consideration to a variety of potential alternative transaction structures, both GM and Hughes realized that the separation of a portion of the Hughes business might be inconsistent with Hughes’ overall strategic objectives. If GM Class H common stock were to remain in existence as a tracking stock of GM and continue to reflect the financial performance of the retained Hughes business, this option could also give rise to complex issues relating to the valuation of the Hughes assets. Moreover, under any scenario involving the separation of a portion of the Hughes business, GM and Hughes expected that GM would receive less liquidity in respect of its retained economic interest in Hughes, and while the retained business could potentially represent a source of growth and value in the future, the financing needs of the retained business would likely exert unfavorable pressure on the financial position of GM in the near term.

      After carefully considering each of the alternatives and considerations described above, GM and Hughes made the judgment that the transactions that are the subject of this document, taken as a whole, offered the best solution to the strategic challenges and business objectives of GM and Hughes as described above at “—GM’s and Hughes’ Reasons for the Transactions.”

     Development of the Transactions by GM and Hughes

      The proposed transactions arise from the longstanding desire of both GM and Hughes to address the strategic objectives of Hughes by enhancing the value of the Hughes businesses to GM and its stockholders while enabling GM to address its liquidity objectives with respect to its retained economic interest in Hughes. As described above, the process relating to the development of the transactions described in this document occurred during two periods: first, the period during which GM and Hughes pursued the proposed transaction with EchoStar; and second, the period following the termination of the proposed EchoStar transaction during which GM and Hughes evaluated numerous alternatives and decided to pursue the transactions with News Corporation that are the subject of this document.

      Development of the Proposed EchoStar Transaction. From time to time, GM and Hughes have reviewed Hughes’ business strategy and the existing GM and Hughes ownership structure and engaged in discussions with industry participants about possible business combinations or other strategic transactions involving Hughes.

      In particular, beginning in mid-2000, following the completion in June 2000 of the restructuring of GM’s retained economic interest in Hughes pursuant to an exchange offer of newly issued shares of GM Class H common stock for then outstanding shares of GM $1 2/3 par value common stock and the contribution by GM of newly issued shares of GM Class H common stock to certain of its employee benefit plans, GM management and Hughes management and their respective financial, legal, tax, accounting and other advisors initiated an intensive assessment of the strategic objectives of Hughes and the financial, legal, tax, accounting and other issues relating to Hughes’ strategic position and alternatives. Consistent with this approach, Hughes completed the sale of its satellite manufacturing operations to Boeing in October 2000, thereby concentrating its business activities on the multi-channel video programming distribution marketplace and other telecommunications businesses.

      In connection with this review, GM and Hughes engaged in a detailed analysis and comparison of the benefits of a strategic combination involving Hughes and another company in the telecommunications or media industries with significant distribution and/or content production capabilities to other strategic alternatives, including expanding the business of Hughes under continued GM ownership while addressing the financing needs of the Hughes businesses and of GM’s other businesses and maximizing stockholder value. GM and Hughes carefully considered several strategic alternatives, but determined by the fall of 2001 that pursuing a combination of Hughes’ business with another company in the telecommunications or media industries at that time represented the best alternative for achieving their objectives.

      In conjunction with the ongoing assessment of the strategic alternatives potentially available to Hughes, in the fall of 2000 Hughes met and engaged in preliminary discussions with various telecommunications and media companies in an effort to assess their potential interest in a business combination involving Hughes. While most of these companies expressed some degree of interest in pursuing discussions about a possible alliance with Hughes, the scope and terms of alliance in which they were interested varied largely from one party to another. Based on their indications of interest, a handful of parties, including EchoStar and Sky Global Networks (a subsidiary of News Corporation), appeared interested in exploring a potential business combination transaction with Hughes following its separation from GM. Other companies indicated an interest in making a minority equity investment in Hughes following a separation of Hughes from GM. A few of the companies approached by Hughes indicated interest in acquiring only Hughes’ indirect interest in PanAmSat. Each of these options was carefully considered by management of GM and Hughes in view of the companies’ objectives with respect to a transaction involving Hughes.

      Over time, several of the parties indicated that they had no interest in pursuing further discussions regarding a strategic transaction involving Hughes. As a result, by November 2000, GM and Hughes were engaged in serious discussions about a merger transaction with only three potential strategic partners, including Sky Global Networks. As the process of pursuing a strategic transaction involving Hughes continued, GM management and Hughes management, with the assistance of their respective advisors, continued to evaluate the financial, legal, tax and accounting issues that would be presented in connection with such a transaction, and the Hughes board of directors, GM capital stock committee and GM board of directors similarly considered these matters in progressively greater detail.

      In December 2000, the GM board of directors reviewed the status of the discussions that had been held to date relating to a Hughes strategic transaction and, following discussion, authorized and directed GM management and Hughes management to explore and develop jointly the terms of possible specific transactions involving Hughes and authorized (or confirmed, as applicable) the retention of independent investment banking firms separately by GM and Hughes to assist in these efforts. Also, as part of this effort, the GM board of directors at this time established a process for the development of a specific transaction that would address substantive and procedural fairness considerations between the two classes of GM common stockholders that were likely to arise in the development of such a transaction. This process included oversight by the GM capital stock committee, the involvement of Hughes management and its advisors in addition to the involvement of GM and its advisors and review by and recommendations from the Hughes board of directors with respect to any strategic transaction involving Hughes.

      By February 2001, two potential strategic partners for Hughes had emerged from the discussions relating to a strategic transaction. One of these companies was Sky Global Networks and the other was a third party in the telecommunications industry that is not involved in the transactions that are the subject of this document. During this period, representatives of Sky Global Networks and its parent company, News Corporation, met with representatives of GM and Hughes to discuss the possibility of a strategic transaction involving Hughes and Sky Global Networks. Preliminary discussions with the other potential strategic partner were also pursued, but by the end of this period these discussions terminated because the parties were unable to reach a common understanding on fundamental terms for a transaction.

      In March 2001, GM and Hughes suspended their discussions with Sky Global Networks and News Corporation in order to assess certain concerns that had emerged about a possible combination of Hughes and Sky Global Networks. In light of these concerns, GM and Hughes began to reconsider alternative strategic transactions involving Hughes that did not include a combination with a strategic partner, including separation transactions involving stand-alone strategic investments in Hughes or debt financing at a higher level of leverage than that customarily used by Hughes in its business. At this time, Hughes also re-engaged in discussions with EchoStar, the only company of those approached in the fall of 2000, other than News Corporation and Sky Global Networks, that remained interested in pursuing discussions about a potential business combination with Hughes, to explore whether it was feasible to reach agreement upon the terms of such a transaction. Some time later, GM and Hughes reengaged in discussions with Sky Global Networks and News Corporation regarding a strategic transaction involving Hughes.

      In April 2001, GM and Hughes continued to engage in discussions with Sky Global Networks and News Corporation as well as EchoStar regarding the possibility of a strategic transaction involving Hughes. From time to time during February, March and April 2001, the GM capital stock committee, the Hughes board of directors and the GM board of directors received information and updates regarding the status of discussions.

      Discussions with Sky Global Networks and News Corporation and discussions with EchoStar continued throughout the summer and fall of 2001. At times during this period the discussions were focused on the potential transaction with Sky Global Networks and News Corporation, and at other times the discussions were focused on the potential transaction with EchoStar. From time to time during this period, GM management and Hughes management provided periodic updates and information to the GM capital stock committee, the Hughes board of directors and the GM board of directors regarding the status of potential transactions involving the combination of Hughes with Sky Global Networks or EchoStar, including the proposed structure and terms of such potential transactions and the open issues remaining under discussion with each party.

      These discussions led to detailed negotiations with Sky Global Networks and News Corporation and with EchoStar regarding a potential merger transaction with Hughes following its separation from GM. These negotiations regarding the two potential transactions intensified during the fall of 2001. During this period, there were numerous meetings of the GM board of directors, the Hughes board of directors and the GM capital stock committee at which updates regarding the status of negotiations and remaining open issues associated with each of the potential transactions were provided by GM management and Hughes management. The negotiations regarding both potential transactions continued until late October 2001. On October 27, 2001, Sky Global Networks and News Corporation publicly announced the withdrawal of their proposal to enter into a strategic transaction involving Hughes. On October 28, 2001, GM, Hughes and EchoStar executed definitive agreements pursuant to which Hughes would be recapitalized and would declare and pay a dividend of up to $4.2 billion to GM (and GM’s retained economic interest in Hughes would be appropriately reduced in consideration therefor), Hughes would be separated from GM in a tax-free split-off and the businesses of Hughes and EchoStar would be combined pursuant to a merger.

      During the remainder of 2001 and most of 2002, GM, Hughes and EchoStar pursued the implementation of the agreed transactions in accordance with the terms of the agreements among the parties. From time to time during this period, the GM capital stock committee, the Hughes board of directors and the GM board of directors received information and updates regarding the proposed transaction with EchoStar, including the status of the regulatory review of the proposed transactions with EchoStar.

      Ultimately, GM, Hughes and EchoStar were unable to obtain the regulatory approvals required to complete the proposed transactions with EchoStar. On October 10, 2002, the Federal Communications Commission announced that it had declined to approve the license transfers necessary to close the proposed transactions with EchoStar and had designated the license transfer application for a public hearing before an administrative law judge. In addition, on October 31, 2002, the United States Department of Justice, 23 states, the District of Columbia and Puerto Rico filed suit against GM, Hughes and EchoStar seeking to enjoin the merger and declare it in violation of federal competition laws. As a result of these developments, the agreements among GM, Hughes and EchoStar were terminated by the parties on December 10, 2002 in a settlement that included, among other things, the payment by EchoStar to Hughes of a $600 million termination fee.

      Development of the Transactions. Following the termination of the agreements among GM, Hughes and EchoStar in December 2002, GM management and Hughes management engaged in a process to evaluate Hughes’ business strategy and the existing GM and Hughes ownership structure and explore alternative possibilities for a strategic repositioning of Hughes in which GM could divest some or all of its retained economic interest in Hughes in order to address its liquidity objectives. GM and Hughes preliminarily determined that such a result could be accomplished pursuant to various transactions, including a sale of all or a portion of Hughes to a third party or a split-off of Hughes to GM common stockholders, including in connection with one or more transactions such as a simultaneous merger of Hughes with a third party, a sale of all or a substantial portion of GM’s retained economic interest to a strategic investor or in the capital markets or contributions of GM Class H common stock or related securities to GM employee benefit plans or dividends from Hughes to GM that would result in a reduction of GM’s retained economic interest in Hughes or capital markets transactions that would reduce GM’s retained economic interest in Hughes (which could then be monetized in the future through capital markets transactions following a separation of Hughes from GM).

      At approximately the same time, GM engaged in a process of assessing various ways in which it could additionally fund its employee benefit plans so as to reduce GM’s operating expenses and strengthen its balance sheet. One of the ways that came under active consideration was the contribution by GM of GM Class H common stock or related securities to GM employee benefit plans. This process ultimately resulted in the contribution by GM of shares of GM Class H common stock to certain of its employee benefit plans as described in greater detail below.

      At this time, with assistance from their respective financial advisors, GM management and Hughes management began to give preliminary consideration to possible third parties that might be interested in pursuing a strategic transaction involving Hughes. Because News Corporation had publicly expressed its continuing interest in a strategic transaction involving Hughes, following the termination of the proposed EchoStar transaction in December 2002, representatives of News Corporation and GM and Hughes met to discuss News Corporation’s potential interest in engaging in a strategic transaction involving Hughes. At this time, News Corporation informed GM and Hughes that it was no longer interested in a transaction that involved the merger of Hughes with an affiliate of News Corporation (such as Sky Global Networks), but that News Corporation, either alone or with another strategic investor, might have interest in making a significant investment in Hughes in connection with its separation from GM.

      As a result of the public announcement of the termination of the proposed EchoStar transaction, GM and Hughes were contacted by several other third parties who expressed potential interest in a transaction involving Hughes (or portions of the Hughes business, such as PanAmSat or Hughes Network Systems). From time to time during this period, GM and Hughes engaged in preliminary discussions with certain of such parties regarding their potential interest in a transaction involving Hughes.

      Shortly thereafter, GM management and Hughes management, with assistance from their respective advisors, began to identify and explore alternatives then available for a strategic transaction involving Hughes. Among the alternatives considered were the disposition of GM’s retained economic interest in Hughes through capital markets transactions, transactions involving the sale of GM’s retained economic interest in Hughes to a strategic investor and combination transactions involving both the capital markets and a strategic investor. The managements of GM and Hughes continued their evaluation throughout the remainder of December 2002 and January 2003 and reviewed a variety of considerations with respect to the alternatives, including the relevant tax treatment of a separation of Hughes from GM, potential regulatory issues relating to the different transaction structures and potential third parties that might be involved in such transactions, financial advice provided by GM’s investment bankers and Hughes’ investment bankers, corporate governance matters, Hughes financing plans, the potential disposition or separation of PanAmSat and Hughes Network Systems from Hughes and the status of the DTVLA restructuring.

      In late January 2003, GM management and Hughes management met to review, with assistance from their respective advisors, GM’s investment in Hughes, alternative transaction scenarios and the Hughes business outlook. They considered taxable and tax-free transaction structures, standalone capital markets transactions, strategic investor transactions and alternative structures involving both a strategic investor and capital markets transactions. The various transactions that were evaluated included the issuance of GM Class H common stock or securities convertible into or exchangeable for GM Class H common stock, debt-for-equity exchanges, contributions of GM Class H common stock or related securities to certain GM employee benefit plans, dividends by Hughes to GM that would result in the reduction or elimination of GM’s retained economic interest in Hughes and the dividend distribution of GM Class H common stock to the holders of GM $1 2/3 par value common stock. Some alternatives contemplated the separation of Hughes from GM, while others contemplated GM’s continuing ownership of Hughes. Each of the alternatives was evaluated in terms of complexity, timing considerations, certainty of execution and the value to each class of

GM common stockholders, including the value potential and liquidity to GM and the preservation and enhancement of the value of the Hughes businesses.

      It was the consensus of the managements of GM and Hughes that GM and Hughes should take certain steps that would provide GM with enhanced flexibility with respect to the potential pursuit of standalone capital markets transactions, such as the completion by Hughes of its financing then in progress and the amendment of the existing GM shelf registration statement in order to provide greater flexibility with respect to the type and amount of securities that could potentially be issued in capital markets transactions, and to solicit indications of interest from third parties with regard to a strategic transaction involving Hughes. Accordingly, several third parties who had expressed potential interest in such a transaction were given the opportunity to conduct due diligence with respect to Hughes during February and March of 2003.

      As the process of evaluating alternative strategic transactions involving Hughes continued, GM management and Hughes management, with the assistance of their respective advisors, continued to evaluate the financial, legal, tax and accounting issues that would be presented in connection with a strategic transaction involving Hughes, and the Hughes board of directors, GM capital stock committee and GM board of directors similarly considered these matters in progressively greater detail. The principal meetings of the Hughes board of directors, GM capital stock committee and GM board of directors relating to the development of the proposed transactions during this period are described below. Each of the meetings described below was attended by internal counsel of GM and/or Hughes and, in many cases, by outside counsel representing GM and Hughes in connection with the potential transactions as well as outside counsel representing the GM capital stock committee and the other independent directors of GM and Hughes. In view of the collaborative working relationship between GM management and Hughes management regarding these matters and the process described below, representatives of Hughes management attended and participated in discussions at those GM board meetings described below.

      On January 27, 2003, representatives of GM and Hughes met with representatives of a third party that had expressed interest in the possibility of a strategic transaction involving Hughes. During this meeting, the third party described to GM and Hughes its potential interest in acquiring 100% of Hughes in a taxable transaction.

      January 28, 2003 Hughes Board Meeting. At a meeting of the Hughes board of directors on January 28, 2003, Mr. Joseph A. Walker, Senior Advisor to GM, presented a report that provided an overview of the various options currently under consideration with respect to a possible strategic transaction involving Hughes. Mr. Thomas A. Gottschalk, Executive Vice President, Law & Public Policy and General Counsel of GM, addressed regulatory issues associated with such transactions. Mr. Walker reported on the meeting held on the previous day with the third party that had expressed potential interest in acquiring 100% of Hughes in a taxable transaction and also described general expressions of interest made by various other third parties (including News Corporation) with respect to a strategic transaction involving Hughes. A discussion ensued to the effect that a very substantial premium would be required from a third party in connection with a taxable transaction in order to compensate GM and its stockholders appropriately for the tax costs associated with such a transaction. Also discussed were GM’s liquidity objectives, the financial capacity and strategic interest of the party proposing the transaction and various regulatory issues associated with such a transaction.

      Mr. Gottschalk commented that he expected that a process similar to that employed in the past in connection with the development of the proposed transaction with EchoStar would be followed in pursuing a strategic transaction involving Hughes presently. In particular, he noted that the managements of both GM and Hughes would continue to work together to evaluate potential transactions and engage in related negotiations, with regular updates to both the Hughes board of directors and the GM board of directors and the capital stock committee of the GM board of directors, which would play the same oversight role that it had played in the development of the proposed EchoStar transaction.

      The Hughes board of directors discussion concluded that Hughes should continue to evaluate a variety of strategic options that could reduce or eliminate GM’s retained economic interest in Hughes, including transactions that would involve strategic investors and transactions that would involve public offerings of GM Class H common stock or related securities for cash or in exchange for outstanding GM debt obligations. The management of Hughes was directed to continue to pursue, working together with the management of GM, the options currently under consideration, balancing the interest of acceptable timing and certainty of execution against the value to each class of GM common stockholder that might be realized under each option. GM management reaffirmed at this meeting that no decision had yet been made regarding any particular option, or combination of options, if any, that GM would pursue, nor was there any assurance that any transaction or offering would be announced or completed or even that GM would pursue any such transaction or offering to final terms within any particular time frame.

      February 4, 2003 GM Board Meeting. The GM board of directors held a meeting on February 4, 2003. At the meeting, the GM board of directors received an update on the Hughes business plan and financing activities. The GM board of directors also reviewed GM’s current options with respect to a strategic transaction involving Hughes, with an emphasis on four principal alternatives: a tax-free split-off of Hughes from GM in connection with a sale of GM’s retained economic interest in Hughes to a strategic investor, a taxable sale of 100% of Hughes to a strategic investor, a tax-free split-off of Hughes from GM in connection with a sale of GM’s retained economic interest in Hughes in capital markets transactions and a tax-free split-off of Hughes from GM with GM retaining all (or a portion) of its retained economic interest in Hughes. With respect to each of these alternatives, the GM board of directors discussed the potential benefits and detriments to GM and its common stockholders, the relevant tax treatment and issues, the various steps that would have to be taken to complete the transaction and the key issues associated with the execution of the transaction, all measured against the alternatives of GM’s retaining Hughes and its economic interest therein and attempting to increase the value of Hughes for possible future disposition. In particular, in connection with a taxable sale of 100% of Hughes, the GM board of directors discussed the amount of the premium that would be necessary to make the offer attractive in comparison with a transaction structure involving a tax-free split-off of Hughes from GM. Following this discussion, the GM board of directors authorized and directed GM management and Hughes management, with assistance from their respective financial, legal, tax, accounting and other advisors, to proceed with further analysis and development of alternate means that could be used to implement a separation of Hughes from GM or retain all or a portion of GM’s interest in Hughes as described in management’s report to the GM board of directors and to negotiate as appropriate with third parties in relation to such alternatives.

      At this meeting, as part of the ongoing assessment of the funding of the GM employee benefit plans, the GM board of directors also discussed the possibility of a contribution by GM of shares of GM Class H common stock or related securities to certain of its employee benefit plans in order to address its funding obligations to such plans. In this regard, it was noted that such a contribution would allow GM to structure certain potential separation transactions involving Hughes in a manner that might not otherwise be economically viable. GM management was authorized to initiate the process for completing such contribution as soon as practicable, subject to final review and approval by a special committee of the GM board of directors as described below.

      The GM board of directors further delegated to the GM capital stock committee the responsibility to oversee the activities to be undertaken by management of GM and of Hughes in exploring and developing the terms of a possible transaction involving Hughes and the responsibility to review and make recommendations to the GM board of directors with regard to any such transaction that might be proposed by Hughes management or GM management, including the fairness of any such transaction to the holders of both classes of GM common stock. In addressing the fairness of any such transaction to the holders of both classes of GM common stock, consideration would be given to the terms of such a transaction, any conditions to approval or completion of such a transaction that should be imposed in order to protect the interests of the holders of either class of GM common stock and fairness of the process for determining the terms of the transaction. Also, the GM board of directors directed GM management and Hughes management and the appropriate financial, legal and other advisors to GM and Hughes to carry out their responsibilities with respect to the potential transactions with the purposes and within the framework of that process. In connection with the development of potential transactions, the GM board of directors confirmed the retention and engagement of each of Merrill Lynch and Bear Stearns as financial advisors to GM and the retention and engagement by

Hughes of each of Credit Suisse First Boston and Goldman Sachs as financial advisors to Hughes in connection with the development of strategic alternatives and any resulting transaction involving Hughes.

      At the meeting, the GM board of directors also established a special committee of the GM board of directors consisting of Mr. John M. Smith, Jr., then Chairman of the Board of Directors of GM, and Mr. G. Richard Wagoner, Jr., then President and Chief Executive Officer of GM and currently Chairman of the Board of Directors of GM and Chief Executive Officer of GM, with the authority to take further actions pertaining to a contribution by GM of shares of GM Class H common stock or related securities to certain GM employee benefit plans as part of the effort to address the funding of the GM employee benefit plans. The GM board of directors also authorized GM to amend its existing shelf registration statement to increase the amount of securities registered by the shelf registration statement by an incremental amount sufficient to cover GM’s entire retained economic interest in Hughes, to register GM Class H common stock and other securities not previously covered by the shelf registration statement and to modify the plan of distribution to include the issuance of securities in debt-for-equity exchanges.

      During the remainder of February 2003, GM management and Hughes management, with the assistance of their respective advisors, continued to evaluate the financial, legal, tax and accounting issues raised by the potential transaction alternatives under consideration, with an emphasis on those alternatives that had been discussed at the February 4, 2003 GM board meeting.

      By this time, in addition to News Corporation, several other third parties also expressed varying degrees of interest in the possibility of a strategic transaction involving Hughes. Based on preliminary discussions with, and communications from, these third parties, GM and Hughes determined that none of such parties was interested in a merger or similar transaction involving the merger or other combination of the Hughes business with the business of another industry participant. Rather, several parties appeared to be potentially interested in a significant investment in Hughes in connection with its separation from GM and one party appeared to be potentially interested in the acquisition of 100% of Hughes in a taxable transaction. Other parties had expressed potential interest in the acquisition of portions of the Hughes business, such as PanAmSat or Hughes Network Systems.

      March 3, 2003 GM Board Meeting. The GM board of directors held a meeting on March 3, 2003. At the meeting, the GM board of directors received a presentation from Mr. Walker regarding four primary transaction alternatives then under consideration: the sale of 100% of Hughes to a strategic investor in a taxable transaction; the tax-free split-off of Hughes from GM in connection with a sale of GM’s retained economic interest in Hughes to a strategic investor; the sale of GM’s retained economic interest in Hughes in the capital markets in connection with a tax-free split-off of Hughes from GM; and the retention of Hughes as a wholly owned subsidiary of GM. A discussion ensued with respect to the benefits and risks associated with each of the alternatives. The GM board of directors discussed the likely magnitude of the taxes that would arise from a taxable sale of 100% of Hughes, as well as other considerations relating to the recapitalization of the GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate as provided for under certain circumstances under the GM restated certificate of incorporation or alternative methods of retiring the GM Class H common stock upon the completion of such a transaction. With respect to the various transaction structures involving a strategic investor, the GM board of directors discussed anticipated corporate governance, management and other issues, including the possibility that a strategic investor might want to acquire a greater interest in Hughes than that represented by GM’s retained economic interest in Hughes. The alternatives were also evaluated from the standpoint of GM’s liquidity objectives and other benefits to GM, benefits to the holders of GM Class H common stock and timing and execution risks, including anticipated regulatory treatment. Mr. Walker provided the GM board of directors with an overview of potential bidders for a strategic investment in Hughes, including the preliminary expressions of interest that GM and Hughes had received from certain potential strategic investors. He also addressed the relative strengths and weaknesses of the expressions of interest that GM and Hughes had received, including regulatory risks and the ability of the interested parties to finance the contemplated transactions.

      March 5, 2003 Hughes Board Meeting. At the Hughes board meeting on March 5, 2003, Mr. Jack A. Shaw, President and Chief Executive Officer of Hughes, provided a status overview of the alternative transaction structures then under consideration. Mr. Walker reported on the status of discussions with third parties, which were still in preliminary stages at this time. Mr. Gottschalk provided an overview of the preliminary evaluation of the regulatory approval process for the potential transactions. Mr. Michael J. Gaines, Senior Vice President and Chief Financial Officer of Hughes, provided a report on Hughes’ financing activities, including the February 28, 2003 issuance by DIRECTV of $1.4 billion in senior notes, and Hughes’ remaining financing needs. The Hughes board of directors authorized an increase in the amount of Hughes’ long-term debt financing to consist of senior notes and senior secured credit facilities of DIRECTV. On March 6, 2003, DIRECTV entered into a new senior secured credit facility with a total term loan and revolving loan commitments of $1.7 billion.

      On March 12, 2003, following appropriate approvals by the special committee of the GM board of directors described above, GM contributed 149.2 million shares of GM Class H common stock to certain of its employee benefit plans. An independent valuation firm that was retained by the trustee to value the shares applied a discount to the market value due to, among other things, various restrictions on the transfer of the shares provided for in the agreements between GM and the trustee, resulting in an aggregate contribution value of approximately $1.24 billion. The contribution was designed to reduce operating expenses of GM associated with its employee benefit plans during 2003 and further strengthen GM’s balance sheet. The contribution increased the amount of GM Class H common stock issued and outstanding by the 149.2 million shares of GM Class H common stock so contributed and reduced GM’s retained economic interest in Hughes by a commensurate amount. This reduction of GM’s retained economic interest in Hughes resulting from the contribution facilitated GM’s ability to engage in certain types of strategic transactions involving a tax-free split-off of Hughes.

      On March 12, 2003, representatives of GM and Hughes met with representatives of the third party that had previously expressed interest in the possible purchase of 100% of Hughes in a taxable transaction. At this time, this third party indicated to GM and Hughes that it was no longer interested in the purchase of 100% of Hughes in a taxable transaction, but might potentially be interested in a significant investment in Hughes in connection with the separation of Hughes from GM. This transaction structure was substantially similar to the transaction structure then being discussed on a preliminary basis between GM and Hughes and the other third parties potentially interested in a strategic transaction involving Hughes. On March 18, 2003, this third party delivered drafts of transaction agreements that might accompany a bid by it with respect to Hughes. In view of the preliminary stages of the discussions with this third party, GM and Hughes determined not to respond to these draft agreements at that time.

      During this period, the managements of GM and Hughes, with assistance from their respective advisors, engaged in a series of discussions regarding the structure and terms of a possible separation of Hughes from GM. To some degree, these discussions were based on prior discussions between the managements of GM and Hughes pertaining to the structure and terms of a possible separation of Hughes from GM, including as part of the proposed EchoStar transaction. New issues were also discussed. Among other things, GM and Hughes discussed the possibility of a special cash dividend to be paid by Hughes to GM as well as other arrangements, such as new tax allocation arrangements to be entered into by the parties and indemnification obligations of the parties, in connection with a separation of Hughes from GM.

      March 19, 2003 GM Capital Stock Committee Meeting. The GM capital stock committee held a meeting on March 19, 2003. At this meeting, counsel to the GM capital stock committee and the other independent directors of GM and Hughes described the responsibilities of the GM capital stock committee and the procedures for the discharge of those responsibilities. Mr. Walker gave a report to the GM capital stock committee regarding the status of developments with third parties expressing an interest in a strategic transaction involving Hughes. In addition, Mr. Walker provided a report on the following potential alternatives with respect to Hughes: a third party purchase of GM’s retained economic interest in Hughes in connection with a tax-free split-off of Hughes from GM (and the third party’s possible acquisition of additional shares from the GM Class H common stockholders), GM’s disposition of its retained economic interest in Hughes in capital markets transactions in connection with a tax-free split-off of Hughes from GM and the retention of Hughes as a wholly owned subsidiary of GM.

      Mr. Walker, Mr. Walter G. Borst, Treasurer of GM, and Mr. Warren G. Andersen, Assistant General Counsel of GM, with assistance from counsel to the GM capital stock committee and the other independent directors of GM and Hughes, provided a report regarding the potential impact of the alternatives on the interests of the holders of the GM Class H common stock and the holders of the GM $1 2/3 par value common stock. This included a discussion of differences in the forms of consideration that might be received by GM and holders of the GM Class H common stock under the various transaction alternatives and the related effect on valuation, and the impact of anticipated corporate governance requirements associated with a strategic transaction involving a third party making a strategic investment in Hughes. In addition, they addressed various separation-related matters, including tax allocation issues, employee matters, intellectual property issues and the proposed indemnification relating to the separation of Hughes from GM.

      Finally, the GM capital stock committee discussed GM’s liquidity objectives and, in view of those objectives, the possibility that it would be necessary and appropriate for Hughes to pay a special dividend distribution to GM in connection with a split-off transaction. Such a dividend distribution would be designed to reflect the incremental value expected to accrue to the holders of the GM Class H common stock as a result of their receipt of an asset-based stock of Hughes in exchange for a tracking stock of GM on a one-share-for-one-share basis. It was noted that the appropriateness of such a dividend distribution would be evaluated in the context of, and would depend on, the specific terms of a proposed transaction, including the agreement of a strategic investor in connection with any negotiated transaction. It was further noted that a transaction involving a strategic investor potentially could provide a sufficiently high premium to GM in respect of its retained economic interest in Hughes to address GM’s liquidity objectives and make it less important to include a special dividend as part of the transaction terms. But it also was noted that a special dividend might be appropriate in the context of any transaction that did not otherwise compensate GM for the difference in value between the tracking stock currently held by the GM Class H common stockholders and the asset-based stock of Hughes transferred to them. Finally, it was noted that any such special dividend that might be proposed would need to be considered in the context of a specific transaction involving Hughes, taking into account all relevant aspects of the transaction.

      Mr. Borst then made a presentation regarding a plan to implement a recapitalization of Hughes designed to, among other things, simplify Hughes’ capital structure in advance of any execution of agreements relating to a strategic transaction involving Hughes. It was noted that this recapitalization would be considered by the Hughes board of directors at an upcoming meeting.

      Following this meeting of the GM capital stock committee, GM and Hughes determined to engage in negotiations with three parties that had to date expressed serious interest in the possibility of a strategic transaction involving Hughes. To this end, on March 20, 2003, GM and Hughes distributed draft transaction agreements to News Corporation and the two other potential strategic investors to serve as the basis for detailed discussions and the submission by such parties of bids for such a transaction. Each set of draft transaction agreements contemplated substantially the same transaction structure: the separation of Hughes from GM by means of a split-off and a related strategic acquisition of Hughes stock by the third party. The transaction agreements distributed to the various parties reflected certain differences based on preliminary discussions between GM and Hughes and such parties, such as, among other things, the form of the consideration that each party was willing to provide for its investment in Hughes.

      During the week of March 24, 2003, representatives of GM and Hughes, with assistance from their respective advisors, participated in meetings with representatives of News Corporation and its advisors and with representatives of one of the other interested parties and its advisors to discuss the structure and terms of a possible transaction and other issues raised by the draft transaction agreements. On March 27, 2003, the third potential strategic investor indicated that it had no further interest in pursuing a strategic transaction involving Hughes and thus terminated its discussions with GM and Hughes.

      Negotiations with News Corporation with respect to the structure and terms of a transaction and the provisions of the applicable transaction agreements continued throughout this period. Numerous revised drafts of the proposed transaction agreements, setting forth the terms and conditions of the transactions being discussed, were exchanged between GM and Hughes and News Corporation. Negotiations with the other potential strategic investor resulted in the distribution by GM and Hughes of revised draft transaction agreements to that party on March 27, 2003 and continued until March 31, 2003, when such party notified GM and Hughes that it did not intend to submit a proposal for a strategic transaction involving Hughes. None of the negotiations during this period dealt with price or other significant economic terms.

      During the course of GM’s and Hughes’ discussions with the three potential strategic investors, GM received an expression of interest by another third party. GM and Hughes engaged in preliminary discussions with this party regarding its potential interest in a strategic transaction involving Hughes. However, in view of substantial concerns regarding the ability of such party to obtain requisite regulatory approvals and necessary financing for a transaction, GM and Hughes determined not to engage in detailed negotiations with this party.

      April 4, 2003 Hughes Board Meeting. On April 4, 2003, the Hughes board of directors met to consider the recapitalization of Hughes that had been discussed at the March 19, 2003 meeting of the GM capital stock committee. An update regarding the status of negotiations with various third parties with respect to a strategic transaction involving Hughes was provided at this meeting. The Hughes board of directors approved the recapitalization of Hughes, which was implemented shortly thereafter.

      After the other potentially interested parties withdrew from the bidding process, GM and Hughes, together with assistance from their respective advisors, negotiated exclusively with News Corporation and its advisors with respect to the structure and terms of a strategic transaction involving Hughes. These negotiations continued through April 6, 2003, when News Corporation submitted a bid that included the financial terms of its offer. Based on discussions among GM, Hughes and News Corporation during the days preceding this submission, GM and Hughes believed that this represented News Corporation’s best and final offer.

      During the days preceding News Corporation’s submission of the financial terms of its offer, GM and News Corporation engaged in discussions regarding the size of the interest in Hughes that News Corporation would acquire and the value to be provided by News Corporation for such acquisition. GM and Hughes had previously indicated to News Corporation that the maximum percentage interest in Hughes that would be available for acquisition by News Corporation would be 36%, based on certain tax-related constraints and the desire of GM and Hughes to ensure that after the completion of the transactions Hughes would have sufficient flexibility to issue a reasonable amount of equity without violating anticipated agreements with GM designed to preserve the tax-free status of the separation of Hughes from GM. Negotiations between GM and Hughes and News Corporation regarding the price to be provided for Hughes stock resulted in News Corporation’s determination that it was interested in acquiring only 34% of Hughes. At this time, the parties also began discussing the collar mechanism applicable to the GM/ News stock sale and the News stock acquisition described in greater detail elsewhere in this document and News Corporation also sought the flexibility to elect to use either News Corporation securities or cash as the form of consideration.

      In the view of GM management, the financial terms offered by News Corporation (which represented $14.00 of value per share, subject to adjustment based on a collar mechanism, in the form of News Corporation securities and/or cash) provided insufficient liquidity to GM to make the transaction compelling for GM in comparison on a risk-adjusted basis to other possible alternatives, such as a separation of Hughes from GM with a disposition of GM’s retained economic interest in Hughes pursuant to capital markets and other transactions. However, the managements of both GM and Hughes recognized that the transaction involving News Corporation potentially offered significant strategic benefits to Hughes. Accordingly, the managements of GM and Hughes engaged in further discussions regarding the possibility and terms of a special dividend distribution from Hughes that would enhance the liquidity provided to GM in order to make the financial terms of the News Corporation transaction more attractive to GM.

      GM management believed that a special dividend distribution from Hughes in an amount equal to approximately 3% to 5% of the market value of the outstanding GM Class H common stock (based on a then current trading price, approximately $400 to $650 million) would be appropriate in view of the value enhancement that would accrue to GM Class H common stockholders as a result of their receipt of Hughes asset-based stock in exchange for GM tracking stock on a one-share-for-one-share basis and considering that this amount was consistent with a similar dividend paid to GM in connection with the split-off of Electronic Data Systems Corporation from GM in 1996. However, in view of the other benefits of the transaction that were expected to accrue to GM and considering the constraints on Hughes’ financial capacity, Hughes believed that if a special dividend were to be paid a lesser amount would be appropriate. Taking into account these factors and the need to obtain News Corporation’s concurrence with the special dividend, GM management and Hughes management agreed after further discussion that the transaction terms would include a special cash dividend from Hughes to GM in the amount of $275 million. It was recognized that the payment of the special dividend by Hughes to GM could be viewed as increasing the value per notional share to GM for its retained economic interest in Hughes from $14.00 to $15.00. On that basis, the two managements proceeded to meet with News Corporation and its advisors and, with assistance from their respective advisors, negotiated the definitive terms of the transactions as reflected in the transaction agreements described in this document. These terms included News Corporation’s agreement that the $275 million special dividend distribution would be paid by Hughes to GM.

      April 7, 2003 GM Capital Stock Committee Meeting. The GM capital stock committee held a meeting on April 7, 2003 for the purpose of receiving a report on the status of the process of pursuing a strategic transaction involving Hughes. Though not a member of the GM capital stock committee, one additional independent director of GM attended this meeting because this director was unavailable due to a prior commitment to attend the GM board meeting tentatively scheduled for April 9, 2003. Counsel to the GM capital stock committee and the other independent directors of GM and Hughes described the responsibilities of the GM capital stock committee in connection with these matters and the procedures that were being followed in the discharge of those responsibilities. It was noted that it was expected that the GM capital stock committee and the GM board of directors would be asked over the next few days to consider and act on a specific transaction. It was further noted that the GM capital stock committee would be asked to address, in particular, the fairness of any proposed transaction to each of GM’s two classes of common stockholders and that the committee should give special attention to the differences in the treatment of each class of GM common stockholder in, and the overall effects on each class of, any proposed transaction.

      Mr. Walker then briefed the GM capital stock committee on recent developments, the alternatives currently available regarding a strategic transaction involving Hughes and the principal issues and terms relating to the proposed transaction that was under negotiation. He addressed, among other things, the principal issues raised by the different third parties with whom negotiations had been conducted, the status and nature of the negotiations with News Corporation, including the financial terms of News Corporation’s proposal, and the alternatives to the transaction involving News Corporation. The contemplated governance of Hughes upon the completion of the proposed News Corporation transaction was also discussed. The aspects of the transaction in which the interests of the GM $1 2/3 par value common stockholders and the GM Class H common stockholders might diverge was discussed, including the consideration that was being given to a special cash dividend payment by Hughes to GM as part of the transaction and the reasons for such provision. Mr. John M. Devine, Vice Chairman and Chief Financial Officer of GM, and Mr. Shaw commented on the strategic transactions involving Hughes that were currently available, including the transaction being negotiated with News Corporation.

      Negotiations among GM, Hughes and News Corporation with respect to the definitive terms and conditions of a strategic transaction involving Hughes continued during this period. Over the next two days, the parties reached agreement on the terms of the proposed transactions described in this document.

      April 9, 2003 Joint Meetings of the Hughes Board, GM Capital Stock Committee and GM Board. On April 9, 2003, a joint meeting of the GM board of directors, the Hughes board of directors and the GM capital stock committee was held to discuss and consider the definitive terms of the proposed transactions with News Corporation as described in this document, including the Hughes split-off, the GM/News stock sale and the News stock acquisition. All but one of the members of the GM board of directors were present in person at or participated by teleconference in the meeting and all members of the Hughes board of directors were present in person at or participated by teleconference in the meeting. The meeting was also attended by representatives of legal counsel to GM, legal counsel to Hughes and legal counsel to the GM capital stock committee and the other independent directors of GM and Hughes and by representatives of the financial advisors to GM and the financial advisors to Hughes.

      Mr. Smith called the meeting to order and explained that the boards had been convened for the purpose of considering a strategic transaction involving Hughes. He informed the boards that specific terms of transactions with News Corporation had recently been negotiated, following discussions with several parties and the developments that had been discussed at the last GM board of directors meeting. See “—March 3, 2003 GM Board Meeting.” He noted the presence at the meeting of representatives of the financial and legal advisors who had assisted in the development of the proposed transactions. Mr. Smith further explained that, after a briefing by GM management and the legal and financial advisors, the GM board of directors, under the procedures customarily followed regarding such matters, would hear the views and recommendations regarding the proposed transactions of the Hughes board of directors and the GM capital stock committee, which were meeting jointly with the GM board of directors for the purpose of receiving a final briefing on the matter and expressing their views.

      At the conclusion of his remarks, Mr. Smith asked counsel to the GM capital stock committee and the other independent directors of GM and Hughes to comment on the directors’ fiduciary duties with regard to the matters they were to consider. Counsel to the GM capital stock committee and the other independent directors of GM and Hughes advised the directors on this subject. Counsel noted the long period during which the Hughes board of directors, the GM capital stock committee and the GM board of directors had considered strategic alternatives concerning Hughes, the two strategic transactions that over the past two years had been considered in detail by the boards of directors, the similarities and differences between the currently proposed transactions and these previous transactions, the process for development and consideration of the currently proposed transactions that the GM board of directors had established and the timing and circumstances that led to the current meeting and the importance of the directors’ decision-making at this time on the proposal before them. The process of developing the terms of the proposed transactions was considered important to the fairness of the transactions to GM’s two classes of common stockholders. See “— Recommendations of the Hughes Board of Directors, the GM Capital Stock Committee and the GM Board of Directors; Fairness of the Transactions.” In this regard, counsel also noted the delegation that the GM board of directors had made to the GM capital stock committee of oversight of the development of a strategic transaction regarding Hughes and the GM capital stock committee’s prior activities, including a meeting on the matter held on April 7, 2003. For more information, see “—April 7, 2003 Capital Stock Committee Meeting.” It was noted that the director who was unable to attend the current meeting because of a previous commitment had attended that meeting and, after being briefed on the proposed transactions, had expressed his support of the proposed transactions. Counsel explained that, later in the meeting, the GM capital stock committee would be asked to express its views on the proposed transactions, including the fairness of the proposed transactions to the GM Class H common stockholders and the GM $1 2/3 par value common stockholders, and the full GM board of directors would be asked to also address the fairness of the proposed transactions to the two classes of GM common stockholders. In this regard, counsel identified the principal differences in the effects of the proposed transactions on, and the differences in circumstances of, the two classes of stockholders, about which the directors would receive more information during the meeting.

      Counsel to the GM capital stock committee and the other independent directors of GM and Hughes pointed out that, after the presentations and discussion, the boards of directors of GM and Hughes would be asked to authorize and approve the proposed transactions and the GM board of directors would also be asked to recommend the proposed transactions to the holders of each class of GM common stock. The approval by majority vote of the holders of the GM Class H common stock and the holders of the GM $1 2/3 par value common stock, voting separately, of appropriate matters pertaining to the transactions (including, in compliance with the GM board policy statement regarding certain capital stock matters, the $275 million special cash dividend from Hughes to GM as part of the Hughes split-off) would be required in order for the proposed transactions to go forward. Counsel explained that, in making its recommendation, the GM board of directors would necessarily assess the fairness of the proposed transactions to each class of GM common stockholders. Counsel further noted that, in making this assessment, it was appropriate for the directors to keep in mind that each class of GM common stockholders by its vote would have to conclude in order for the transactions to go forward that, despite differences in the effects that the proposed transactions would have on the two classes of stockholders, such class of stockholders would be better off, taking into account all relevant considerations, if the proposed transactions occurred. The directors were advised that, as they considered the terms of the proposed transactions in making their decisions, one thing they should keep in mind was whether this was the case as to each class of stockholders.

      Mr. Smith then asked Mr. Devine to comment on the proposed transactions and to provide an overview of the presentations that would be made at the meeting. Mr. Devine noted that the principal objectives of a strategic transaction relating to Hughes that had been under consideration had been to best position Hughes strategically to develop its business and in doing so to generate value for GM and GM’s stockholders, and that important aspects of achieving these objectives included attaining increased liquidity for GM in respect of its retained economic interest in Hughes and attaining reasonable certainty that the contemplated strategic repositioning of Hughes, which would likely take nearly a year to complete, would be completed. He then explained that Mr. Walker, who had been deeply involved in the negotiations, would first brief the directors on the development and terms of the proposed transactions with News Corporation and that the independent financial advisors who had been retained by GM and Hughes to assist in the matter and legal counsel would then comment.

      Mr. Walker first noted that briefing materials describing the proposed transactions had been distributed to the directors in advance of the meeting. He added that negotiations regarding several terms had continued after these materials had been distributed and that the most recent developments would be reported on at the meeting. Mr. Walker then discussed, first, the developments in identifying and negotiating a strategic transaction involving Hughes that had occurred over the last few weeks since the last briefing of the boards. He explained that discussions had ensued with four parties (among other parties who had also been contacted), which ultimately had led to final proposed terms for the proposed transactions with News Corporation. He noted the major issues that had arisen in the discussions with the other parties and recounted the main steps in the negotiations with News Corporation. Second, he summarized the strategic alternatives regarding Hughes that were currently available to GM and Hughes in light of this process and the criteria that had been applied in evaluating them. He discussed the key tax considerations that were material to the structuring of a strategic transaction involving Hughes.

      Mr. Walker then reviewed the material terms of the proposed transactions with News Corporation and how the evaluation criteria applied to it. Several aspects of the proposed transactions were discussed in more detail, including the reduction in the percentage of the shares of the Hughes common stock that News Corporation was willing to acquire (from 36% to 34%) in view of the value to be provided by News Corporation for such acquisition as described above, the expected composition of the Hughes board of directors upon the completion of the proposed transactions, News Corporation’s stated intentions regarding its ownership in Hughes, the proposed restrictions on future acquisitions or business combinations involving Hughes (including by operation of the excess stock provision that had been extensively negotiated with News Corporation and that would be part of the new Hughes certificate of incorporation that would be submitted to GM common stockholders for ratification as part of the GM stockholder approval process), the termination fee provisions, the regulatory approvals required for the transactions and the likelihood of obtaining those approvals, the tax allocation agreement between Hughes and GM and the $275 million special cash dividend that was to be paid by Hughes to GM in connection with the completion of the transactions. For more information regarding the terms of the transactions, see “—Description of the Transactions.”

      Mr. Walker compared the terms of the proposed transactions with News Corporation to the terms of the transactions with EchoStar that were negotiated in 2001 (and subsequently terminated in December 2002, as described above, for failure to receive requisite regulatory approvals). The alternative of a Hughes split-off and related capital markets transactions to divest GM’s retained economic interest in Hughes was then discussed, after which the alternative of continued GM ownership of Hughes as its wholly owned subsidiary and the potential for a restructuring of Hughes’ business under GM’s ownership was discussed.

      In the course of this review of strategic alternatives regarding Hughes, members of Hughes management and others present commented on aspects of the proposed transactions and several questions by the directors were asked and answered. After Mr. Walker’s presentation and the related discussions, Mr. Shaw provided the views and recommendation of Hughes management regarding the strategic alternatives currently available to Hughes and the proposed transactions with News Corporation. He expressed Hughes management’s endorsement of the proposed transactions with News Corporation and Hughes management’s recommenda-

tion that GM and Hughes enter into such transactions. Questions by the directors were asked and answered. Hughes’ recent financial performance, including its first quarter 2003 results, was discussed.

      Financial analyses of various aspects of the proposed News Corporation transactions were then presented by representatives of the investment banking firms that were advising Hughes and GM. It was noted that each of the four investment banking firms involved as financial advisors to GM or Hughes was prepared to deliver its written fairness opinion regarding various aspects of the proposed transactions.

      First, a representative of Merrill Lynch discussed the material elements involved in its analysis of the proposed transactions from a financial point of view and concluded by expressing the view of Merrill Lynch that, as of such date and based upon and subject to the assumptions, conditions, limitations and other matters set forth in its opinion, taking into account all relevant financial aspects of the transactions taken as a whole, the consideration to be provided to GM and to the holders of the GM Class H common stock, as applicable, in the proposed transactions was fair from a financial point of view to the holders of the GM $1 2/3 par value common stock as a class and to the holders of the GM Class H common stock as a class, respectively, which view Merrill Lynch was prepared to confirm by its written opinion to the GM board of directors. It was noted that, in reaching its conclusion, Merrill Lynch considered all of the relevant benefits, costs and risks of the proposed transaction in their totality from the standpoint of each class of GM common stockholder and that no one factor, whether different or similar between the two classes, was dispositive of its conclusion.

      A representative of Bear Stearns then noted that, while his firm had independently analyzed the proposed transactions, it concurred with the points made by the Merrill Lynch representative regarding the financial analysis of the transactions and that his firm as well had concluded that, as of such date and based upon and subject to the assumptions, conditions, limitations and other matters set forth in its opinion, taking into account all relevant financial aspects of the transactions taken as a whole, the consideration to be provided to GM and to the holders of GM Class H common stock, as applicable, in the proposed transactions was fair from a financial point of view to the holders of the GM $1 2/3 par value common stock as a class and to the holders of the GM Class H common stock as a class, respectively, a view which it would confirm in its written opinion to the GM board of directors. For more information regarding the fairness opinions provided by the GM financial advisors, see “—Fairness Opinions of GM’s Financial Advisors.”

      A representative of Goldman Sachs then described the financial analysis his firm had done regarding the merger that is a part of the proposed transactions. It was noted that, while Goldman Sachs had for purposes of its analysis taken into account the terms of the proposed transactions, by reason of the nature of its engagement on behalf of Hughes its opinion would only address the fairness from a financial point of view of the consideration to be received by holders of Hughes common stock in the merger that would be used to implement the News stock acquisition. He concluded his presentation by expressing his firm’s view that, based upon and subject to the matters described in its opinion, as of the date of the opinion and based on market conditions as of that date, the consideration to be received by the holders of Hughes common stock in the merger was fair, from a financial point of view, to the holders of Hughes common stock (other than News Corporation and its affiliates) as of immediately prior to the merger, which view Goldman Sachs was prepared to confirm by its written opinion to the GM board of directors and the Hughes board of directors. It was noted that one of the individuals who had been designated by the parties to serve as a director of Hughes upon the completion of the proposed transactions was currently an executive officer of Goldman Sachs. It was noted that this individual currently also served as a director of British Sky Broadcasting Group plc, a company in which News Corporation owns a significant minority interest, and had announced his retirement from Goldman Sachs, which was expected to take place before the completion of the proposed transactions. Counsel commented on this relationship and its significance was discussed among the directors.

      Finally, a representative of Credit Suisse First Boston described his firm’s financial analysis of the merger that is part of the proposed transactions, noting that although Credit Suisse First Boston had for purposes of its analyses taken into account the terms of the proposed transactions by reason of the nature of its engagement on behalf of Hughes its opinion would only address the fairness from a financial point of view of the consideration to be received by the holders of Hughes common stock in the merger that would be used to implement the News stock acquisition. He also explained that while his firm had independently analyzed the merger, it concurred with the views expressed by the Goldman Sachs representative regarding the financial analysis of the merger. He made comments on the merger and concluded by expressing his firm’s view that, based upon and subject to the matters described in the opinion, as of the date of the opinion and based on market conditions as of that date, the consideration to be received by the holders of Hughes common stock in the merger was fair, from a financial point of view, to the holders of Hughes common stock (other than News Corporation and its affiliates) as of immediately prior to the merger, which view Credit Suisse First Boston was prepared to confirm in its written opinion to the GM board of directors and the Hughes board of directors. For more information regarding the fairness opinions provided by the Hughes financial advisors, see “—Fairness Opinions of Hughes’ Financial Advisors.”

      During these presentations, questions from the directors were asked and answered. At the end of the presentations, counsel to the GM capital stock committee and the other independent directors of GM and Hughes commented on the significance of the investment banking firms’ analyses and opinions to the boards’ assessment of the proposed transactions and of the substance of the valuation considerations that the firms had discussed in their presentations, as well as related issues with respect to the voting by GM’s common stockholders on the proposed transactions.

      After the investment banking presentations, a general discussion of the proposed transactions among the directors ensued. Various questions were asked and answered. Mr. Wagoner expressed GM’s management’s endorsement of the proposed transactions. Mr. Smith asked if any member of the Hughes board of directors, GM board of directors or the GM capital stock committee, wished for such body to meet separately to discuss the proposed transactions. No director thought that a separate meeting was warranted.

      After reviewing the recommendations of Hughes management and considering the other presentations made and information delivered at the meeting, and the information and advice previously provided to and the previous deliberations of the Hughes board of directors, the Hughes board of directors, by unanimous vote of the directors present, determined that the proposed transactions, taken as a whole, including the execution, delivery and performance of the separation agreement, the stock purchase agreement and the merger agreement, were as of April 9, 2003 advisable, desirable and in the best interests of Hughes and its stockholder and approved the form, terms and provisions of, and authorized the execution and delivery of, the separation agreement, the stock purchase agreement and the merger agreement.

      After considering the presentations made and the information delivered at the meeting and the information and advice previously provided to and reviewed by the GM capital stock committee and its prior deliberations, the GM capital stock committee, by unanimous vote of the members present, determined that the proposed transactions, taken as a whole, on the terms and conditions of the transaction agreements, were as of April 9, 2003 advisable, desirable and in the best interests of GM and its common stockholders and fair to each class of GM common stockholders and recommended to the GM board of directors that GM enter into the agreements relating to the proposed transactions and, subject to its fiduciary duties under applicable law, recommend appropriate matters relating to the proposed transactions for approval by the GM common stockholders.

      After receiving the recommendations of Hughes management, the Hughes board of directors, GM management and the GM capital stock committee and considering the other presentations made and information delivered at the meeting and the information and advice previously provided to and reviewed by the GM board of directors and its prior deliberations, the GM board of directors, by unanimous vote of the directors present, determined that the proposed transactions, taken as a whole, including the execution of the separation agreement and the stock purchase agreement, were as of April 9, 2003 advisable, desirable and in the best interests of GM and its stockholders. In addition, the GM board of directors, by the same vote, determined that, as of April 9, 2003, the proposed transactions, taken as a whole, on the terms and the conditions of the transaction agreements, were fair to the GM $1 2/3 par value common stockholders and to the GM Class H common stockholders. The GM board of directors further determined, by the same vote, that, subject to its fiduciary duties under applicable law, the GM board of directors would recommend appropriate matters relating to the proposed transactions for approval by the GM common stockholders. Accordingly, the GM board of directors approved and authorized the proposed transactions.

      Public Announcement of the Transactions. On April 9, 2003, immediately following the April 9, 2003 meetings of the Hughes board of directors, the GM capital stock committee and the GM board of directors described above, GM, Hughes and News Corporation signed definitive agreements relating to the transactions and issued press releases announcing their agreement to enter into the transactions.

      From time to time after the public announcement of the transactions on April 9, 2003, the GM board of directors, the GM capital stock committee and the Hughes board of directors received information and updates from GM management and Hughes management regarding the status of the transactions.

      August 5, 2003 Joint Meetings of the Hughes Board and GM Board. In connection with the regular meeting of the GM board of directors held on August 5, 2003, a joint session of the Hughes board of directors and the GM board of directors was held to discuss and consider the status of the transactions with News Corporation, including the Hughes split-off, the GM/News stock sale and the News stock acquisition, and to consider and take action with respect to the transactions prior to the mailing of this document to GM common stockholders. All of the members of the GM board of directors were present in person at or participated by teleconference in the meeting and all but one of the members of the Hughes board of directors were present in person at or participated by teleconference in the meeting. The meeting was also attended by representatives of legal counsel to GM, legal counsel to Hughes and legal counsel to the GM capital stock committee and the other independent directors of GM and Hughes and by representatives of the financial advisors to GM and the financial advisors to Hughes.

      Mr. Devine first provided a review of the transactions and explained that since the public announcement of the transactions on April 9, 2003, GM, Hughes and News Corporation had been pursuing the necessary regulatory approvals, which were currently expected to be received by either late 2003 or early 2004. Mr. Devine also explained that, although GM had the contractual right not to mail its consent solicitation statement to its common stockholders until after receipt of the IRS private letter ruling (which had not as of such time been received), it was the current belief of GM management that it was appropriate to move forward to seek the requisite GM common stockholder approval of the transactions as soon as possible so as to satisfy an important condition to the completion of the transactions. Mr. Devine further explained that it was currently estimated that the GM stockholder consent solicitation process would likely be completed in October 2003. He indicated that, assuming that GM common stockholders granted their consent to the transactions, the GM board of directors’ “superior proposal” fiduciary out provided for in the transaction agreements would terminate upon such stockholder approval and GM and Hughes would thereafter no longer be permitted under the transaction agreements to terminate the transactions or enter into an agreement or arrangement with respect to a competing transaction involving Hughes that constituted a superior proposal. For more information about the superior proposal fiduciary out and considerations relating to the time interval between GM common stockholder approval and completion of the transactions, see “—Considerations Relating to the Time Interval Between GM Common Stockholder Approval and Completion of the Transactions” and “Description of Principal Transaction Agreements— Stock Purchase Agreement— Covenants— No Solicitation of Competing Transactions Involving Hughes.”

      Mr. Gottschalk then reported on the nature and status of the lawsuits that had been filed against GM, Hughes and their respective directors on behalf of the GM Class H common stockholders in connection with the transactions. For more information, see “—Stockholder Litigation Relating to the Transactions.”

      The updated fairness opinions to be delivered at the meeting to the boards of directors of GM and Hughes, as applicable, by their financial advisors were then discussed. Mr. Andersen described certain of the steps that each of the financial advisors had undertaken in connection with the preparation and delivery of its updated fairness opinion dated August 5, 2003, including, among other things, conducting confirmatory discussions with the managements of Hughes and News Corporation concerning certain aspects of their respective businesses and reviewing changes that had occurred in the securities markets since April 9, 2003 (in each case, as described more fully in the summaries of their respective opinions included below). He further noted that, in preparing and delivering their respective updated fairness opinions, each of the financial advisors had taken into account all relevant aspects of the transactions, as described in their respective opinions. For more information, see “—Fairness Opinions of GM’s Financial Advisors” and “—Fairness Opinions of Hughes’ Financial Advisors.”

      Mr. Andersen then reported that each of Merrill Lynch and Bear Stearns was prepared to confirm its earlier opinion to the GM board of directors by delivering at this meeting its opinion to the GM board of directors to the effect that, as of August 5, 2003 and based upon and subject to the assumptions, conditions, limitations and other matters set forth in its opinion, taking into account all relevant financial aspects of the transactions taken as a whole, the consideration to be provided to GM and to the holders of the GM Class H common stock, as applicable, in the transactions is fair from a financial point of view to the holders of the GM $1 2/3 par value common stock as a class and to the holders of the GM Class H common stock as a class, respectively. The opinions of Merrill Lynch and Bear Stearns are discussed below at “—Fairness Opinions of GM’s Financial Advisors.” Next, Mr. Andersen explained that each of Credit Suisse First Boston and Goldman Sachs was prepared to confirm its earlier opinion to the GM board of directors and to the Hughes board of directors by delivering to the GM board of directors and the Hughes board of directors at this meeting its opinion to the effect that, based upon and subject to the matters described in its opinion, as of August 5, 2003 and based on market conditions as of that date, the consideration to be received by the holders of Hughes common stock in the merger is fair, from a financial point of view, to the holders of Hughes common stock (other than News Corporation and its affiliates) as of immediately prior to the merger. The opinions of Credit Suisse First Boston and Goldman Sachs are discussed below at “—Fairness Opinions of Hughes’ Financial Advisors.”

      Following the summary of the updated fairness opinions, counsel to the GM capital stock committee and the other independent directors of GM and Hughes reviewed the directors’ fiduciary duties with regard to the matters they were to consider. Among other things, counsel noted the extensive consideration which the Hughes board of directors, the GM capital stock committee and the GM board of directors had given to the various available strategic alternatives concerning Hughes, the extensive process of development and consideration of the proposed transactions (including, among other things, the matters considered and the action taken by the boards in April 2003) and the nature of the decisions to be made by the directors at the meeting.

      The directors were then given the opportunity to ask any questions and avail themselves of the expertise made available to them at this meeting. At this time, the Chairman of the GM capital stock committee asked if there was anything that the GM financial advisors and Hughes financial advisors believed should be brought to the directors’ attention bearing upon the fairness of the transactions that was different from the circumstances that existed when these advisors delivered their original fairness opinions in April 2003, and asked the advisors to address, in particular, the effect, if any, on the advisors’ fairness opinions of changes in the GM Class H common stock and News Corporation Preferred ADS trading prices since April 2003. A representative of Goldman Sachs, on behalf of the Hughes financial advisors, stated that no material changes had occurred since the delivery of their opinions dated April 9, 2003 that caused them to change their conclusion that, based upon and subject to the matters described in their opinions, as of August 5, 2003 and based on market conditions as of that date, the merger consideration set forth in the merger agreement is fair from a financial point of view to the holders of Hughes common stock (other than News Corporation and its affiliates, if holders of such shares) immediately prior to the merger. Specifically, the Goldman Sachs representative noted, on behalf of the Hughes financial advisors, that in preparing and delivering their updated fairness opinions as of the date of the meeting the firms had considered, among other things, the increased trading prices of the GM Class H common stock and the News Corporation Preferred ADSs and the upward trend in the securities market in general since April 9, 2003. A representative of Merrill Lynch, on behalf of the GM financial advisors, concurred in the observations of the Goldman Sachs representative regarding the increased trading prices of the securities since April 9, 2003 and stated that no material changes had occurred since the delivery of their opinions dated April 9, 2003 that would affect their conclusion that, as of August 5, 2003, based upon and subject to the conditions, assumptions, limitations and other matters set forth in their opinions, taking into account all relevant financial aspects of the transactions as a whole, the consideration to be provided to GM and to the holders of GM Class H common stock, as applicable, in the transactions is fair, from a financial point of view, to the holders of GM $1 2/3 par value common stock as a class and to the holders of GM Class H common stock as a class, respectively.

      Based on the foregoing, the Hughes board of directors, by unanimous vote of the directors present, determined that the transactions, taken as a whole, were, as of August 5, 2003, advisable, desirable and in the best interests of Hughes and its stockholder and recommended approval of the transactions to its stockholder. Then, the members of the GM capital stock committee each communicated to the other directors their view that the transactions, taken as a whole, on the terms and conditions of the transaction agreements, were, as of August 5, 2003, fair to each class of GM common stockholder and recommended to the GM board of directors that the GM board, subject to any further action by the board in fulfillment of its fiduciary duties, recommend and submit the proposals relating to the transactions for approval by the GM common stockholders.

      Taking into account these recommendations, the GM board of directors, by unanimous vote, determined that the transactions, taken as a whole, were, as of August 5, 2003, advisable, desirable and in the best interests of GM and its stockholders. In addition, the GM board of directors, again by unanimous vote, determined that, as of August 5, 2003, the transactions, taken as a whole, on the terms and conditions of the transaction agreements, were fair to the GM $1 2/3 par value common stockholders and to the GM Class H common stockholders. The GM board of directors further determined, by the same unanimous vote, to recommend, subject to any further action by the board in fulfillment of its fiduciary duties under applicable law, the proposals relating to the transactions for approval by the GM common stockholders.

      Transaction Agreement Amendments. From time to time following the public announcement of the transactions on April 9, 2003, GM, Hughes and News Corporation, with assistance from their respective advisors, have met to discuss various matters pertaining to the implementation of the transactions. In certain instances, the parties have agreed to amendments to the transaction agreements as originally executed. The transaction agreements, as amended to date, are described in greater detail elsewhere in this document. For more information, see “Description of Principal Transaction Agreements.”

Recommendations of the Hughes Board of Directors, the GM Capital Stock Committee and the GM Board of Directors; Fairness of the Transactions

      As described above, the managements and boards of directors of GM and Hughes considered over an extended period of time the strategic challenges facing Hughes and reviewed and assessed various alternatives for a strategic transaction involving Hughes that would meet those challenges. From mid-2000 through most of 2002, this consideration focused primarily on the possibility of a business combination transaction for Hughes and resulted in the development and pursuit of the proposed transaction with EchoStar, which could not be completed as a result of a failure to receive requisite regulatory approvals as described in greater detail elsewhere in this document. In late 2002 and early 2003, this consideration included possible strategic transactions with various telecommunications or media companies based on exploratory discussions that the managements of GM and Hughes had with these parties and on March 19, 2003 the GM capital stock committee endorsed GM and Hughes commencing negotiations looking toward such a transaction with News Corporation and certain other companies, as well as continued consideration of other strategic alternatives. At a joint meeting held on April 9, 2003, the Hughes board of directors, the GM capital stock committee and the GM board of directors were briefed on the results of these negotiations, including on the terms for such a transaction that had been negotiated with News Corporation.

      At the April 9, 2003 meeting, the Hughes board of directors unanimously approved on behalf of Hughes the agreements with News Corporation and transactions described in this document and recommended that GM, in its capacity as the sole stockholder of Hughes, approve Hughes entering into such transactions.

      Also at the April 9, 2003 meeting, the GM capital stock committee unanimously concluded that as of such date the proposed transactions, taken as a whole and on the terms and conditions of the transaction agreements, would be in the best interests of GM and its common stockholders as a whole and fair to both the holders of the GM $1 2/3 par value common stock and the holders of the GM Class H common stock and recommended the proposed transactions to the GM board of directors.

      The GM board of directors at the April 9, 2003 meeting, based upon the recommendation of the GM capital stock committee, as well as the recommendations of the Hughes and GM managements and the Hughes board of directors, determined by unanimous vote of all those directors present at the meeting that as of such date the proposed transactions, taken as a whole, including the proposed amendment of the GM restated certificate of incorporation in connection with the transactions and the execution of the transaction agreements, were advisable, desirable and in the best interests of GM and its stockholders and approved Hughes and GM entering into the transactions. In taking this action, the GM board of directors, upon recommendation of the GM capital stock committee, by unanimous vote of all those directors present at the meeting determined that as of April 9, 2003 the proposed transactions, taken as a whole and on the terms and conditions of the transaction agreements, were fair to the holders of the GM $1 2/3 par value common stock and to the holders of the GM Class H common stock and determined to recommend to the GM common stockholders, subject to further consideration by the GM board of directors in accordance with its fiduciary duties in the event of changed circumstances, approval of the appropriate matters to be voted upon by them in regard to the proposed transactions.

      At a joint meeting of the GM and Hughes boards of directors held on August 5, 2003, the Hughes board of directors and the GM board of directors (including the members of the GM capital stock committee) were briefed on the status of the transactions with News Corporation.

      At the August 5, 2003 meeting, the Hughes board of directors by unanimous vote of all those directors present at the meeting determined that as of such date the transactions described in this document, taken as a whole, were advisable, desirable and in the best interests of Hughes and GM, in its capacity as the sole stockholder of Hughes, and recommended the approval of the transactions to its sole stockholder, GM.

      Also at the August 5, 2003 meeting, the members of the GM capital stock committee each communicated to the other directors their view that the transactions, taken as a whole and on the terms and conditions of the transaction agreements, were, as of such date, fair to each class of GM common stockholder and recommended to the GM board of directors that the GM board, subject to any further action in fulfillment of its fiduciary duties, recommend and submit the proposals relating to the transactions for approval by the GM common stockholders.

      The GM board of directors at the August 5, 2003 meeting, based upon the recommendation of the members of the GM capital stock committee, as well as the recommendations of the GM and Hughes managements and the Hughes board of directors, by unanimous vote determined that the transactions described in this document, taken as a whole, were as of such date advisable, desirable and in the best interests of GM and its stockholders. In taking this action, the GM board of directors, upon recommendation of the GM capital stock committee, by the same unanimous vote, determined that the transactions, taken as a whole and on the terms and conditions of the transaction agreements, were fair to the GM $1 2/3 par value common stockholders and to the GM Class H common stockholders. The GM board of directors further determined, by the same unanimous vote, to recommend, subject to any further action by the board in fulfillment of its fiduciary duties under applicable law, the proposals relating to the transactions for approval by the GM common stockholders.

      In considering a strategic transaction involving Hughes, the GM board of directors determined that a transaction that involved the separation of Hughes from ownership by GM and that would require the recapitalization of GM Class H common stock into GM $1 2/3 par value common stock, as currently provided for under certain circumstances in accordance with provisions of the GM restated certificate of incorporation, would likely not be in the best interests of GM and its common stockholders. A recapitalization under such provisions would require the issuance of a large number of new shares of GM $1 2/3 par value common stock and likely produce substantial dilution in the value of such shares, contrary to the interests of GM and the GM $1 2/3 par value common stockholders. It would also change substantially the form and nature of the investment of the GM Class H common stockholders, who, instead of having a tracking stock investment in the Hughes business, would then have an investment in all of GM’s operations, which would as a result of such a transaction no longer include the separated Hughes business, the financial performance of which was the subject of the investment by the GM Class H common stockholders.

      Although a recapitalization under such provisions would involve an exchange of shares of GM Class H common stock for shares of GM $1 2/3 par value common stock at an exchange rate of 120%, and in that sense would provide to the GM Class H common stockholders a premium valuation of 20% for their shares, the exchange rate calculation would be done by comparison of the respective trading prices of the GM Class H common stock and the GM $1 2/3 par value common stock before the announcement of such a transaction and would be fixed at such rate, despite subsequent changes in the trading price of the shares. Consequently, the GM Class H common stockholders would, in receiving shares of GM $1 2/3 par value common stock in the recapitalization, bear the effects on the value of the GM $1 2/3 par value common stock of any dilution resulting from the recapitalization, would have no assurance of receiving the 20% premium valuation initially calculated and, as holders of GM $1 2/3 par value common stock, would have no opportunity to participate in any future benefits to Hughes of the transaction. Accordingly, the GM board of directors did not consider such a transaction as likely to be in the interests of the GM Class H common stockholders, as well as not being in the interests of GM, the GM $1 2/3 par value common stockholders or the GM common stockholders as a whole.

      Inasmuch as completion of the proposed transactions negotiated with News Corporation would require a recapitalization of the GM Class H common stock into GM $1 2/3 par value common stock in accordance with these provisions of the GM restated certificate of incorporation, which the GM board of directors considered as likely to result in substantial dilution in the value of the GM $1 2/3 par value common stock, the GM board of directors, determined in considering the proposed transactions with News Corporation, after taking into account the substantial benefits that the proposed transactions are expected to provide to the holders of both classes of GM common stock, that the proposed transactions should be conditioned upon, and determined to recommend to the GM common stockholders approval of, the proposed amendment of the GM restated certificate of incorporation, which will provide that the 120% recapitalization provisions will not apply to the proposed transactions involving News Corporation.

      In granting their approvals and making their recommendations, the Hughes board of directors, GM capital stock committee, and GM board of directors each considered the following as potentially material positive aspects of the proposed transactions, assuming completion of the proposed transactions:

      Greater Business and Strategic Flexibility for Hughes; Exchange of Tracking Stock for Asset-Based Common Stock. The separation of Hughes from ownership by GM in the proposed transactions is expected to provide greater flexibility to Hughes in pursuing business and strategic opportunities that may become available to it in the future, including greater opportunity to access financing for its future capital needs, than might be possible if GM continued to own Hughes. Also, as a result of the proposed transactions, GM Class H common stockholders will no longer be holders of a tracking stock of GM reflecting the financial performance of Hughes; they will instead become holders of an asset-based stock of Hughes, and also will receive News Corporation Preferred ADSs and/or cash. See “—Description of the Transactions— The Hughes Split-Off.” In addition, as described in greater detail above at “—GM’s and Hughes’ Reasons for the Transactions,” the affiliation of Hughes with News Corporation and its affiliates will permit Hughes to benefit from News Corporation substantial experience in the multi-channel video programming distribution market.

      Premium Valuation of Hughes. The terms of the proposed transactions, as negotiated with News Corporation, provided a premium valuation to GM and GM Class H common stockholders for all or a portion of their economic interests in Hughes, as applicable, as measured at the time of the public announcement of the transactions. As a specific measure of this premium valuation, based on the closing prices of GM Class H common stock and News Corporation Preferred ADSs on April 9, 2003, the last trading day before the public announcement of the transactions, and on the implied exchange ratio based on those prices, the former GM Class H common stockholders would receive in the News stock acquisition an implied premium of approximately 22.0% for their exchanged shares of Hughes common stock acquired by News Corporation in the News stock acquisition. As previously noted, this implied premium would apply to the approximately 0.17665 of each share (based on certain assumptions described elsewhere in this document) of Hughes common stock exchanged for News Corporation Preferred ADSs and/or cash in the News stock acquisition. On the same basis of calculation, GM would receive the same implied premium of approximately 22.0% for the shares that GM would sell to News Corporation in the GM/News stock sale. The amount of this premium is subject to adjustment based on the collar mechanism discussed in greater detail elsewhere in this document. See “—The GM/News Stock Sale— Determination of Exchange Ratio” and “—The News Stock

Acquisition— Determination of Exchange Ratio.” In considering this aspect of the transactions, the Hughes board of directors, the GM capital stock committee and the GM board of directors considered the various aspects of the valuation and related analyses that the GM financial advisors and the Hughes financial advisors presented at their April 9, 2003 meeting. The Hughes board of directors and the GM board of directors (including the members of the GM capital stock committee) also considered at the August 5, 2003 meeting the updated fairness opinions delivered by the GM financial advisors and the Hughes financial advisors. The Hughes board of directors and the GM board of directors (including the members of the GM capital stock committee) also considered that, as described above, in preparing and delivering their updated fairness opinions, the GM financial advisors and the Hughes financial advisors had, among other things, discussed with the managements of Hughes and News Corporation changes in their respective businesses and reviewed changes in the securities markets in general and the increased trading prices for the GM Class H common stock and News Corporation Preferred ADSs since April 9, 2003. See “—April 9, 2003 Joint Meetings of the Hughes Board, GM Capital Stock Committee and GM Board,” “—August 5 Joint Meetings of the Hughes Board and GM Board,” “—Fairness Opinions of GM’s Financial Advisors” and “—Fairness Opinions of Hughes’ Financial Advisors” below.

      You should understand that the implied premium of approximately 22.0% described above is based on the closing prices of GM Class H common stock and News Corporation Preferred ADSs on April 9, 2003, the last trading day before the announcement of the transactions. Since such date, the trading prices of the GM Class H common stock and News Corporation Preferred ADSs have changed and, depending on the trading price of the GM Class H common stock on any particular date and the average of the volume weighted average prices per News Corporation Preferred ADS over the corresponding 20 consecutive trading days, the implied premium as of any such date may be higher or lower than the 22.0% described above. For example, based on the trading price of the GM Class H common stock on August 18, 2003 and the average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including August 18, 2003, the implied premium as of such date would be approximately 1.4%. As the trading price of the GM Class H common stock and the average of the volume weighted average prices per News Corporation Preferred ADS will likely continue to fluctuate between now and the time of the completion of the transactions, there can be no assurance that any particular premium (or any premium at all) will be implied by the transactions. For more information, see “Risk Factors— Risks Relating to the Transactions— GM Class H Common Stockholders May Receive Shares of Hughes Common Stock Having a Market Value Lower Than Expected” and “—GM and GM Class H Common Stockholders May Receive News Corporation Preferred ADSs Having a Market Value That Differs From the Anticipated Market Value.”

      Liquidity for GM; Credit Rating Support. The transactions are expected to provide significant liquidity to GM in respect of its retained economic interest in Hughes, which will help to support the credit position of GM after the transactions. The anticipated liquidity will result primarily from:

•	the GM/ News stock sale, in the amount of approximately $3.07 billion in cash and, in addition, up to approximately $0.77 billion in News Corporation Preferred ADSs and/or cash, based on certain assumptions described elsewhere in this document; and

•	the $275 million special cash dividend from Hughes to GM as part of the Hughes split-off.

      The purposes and effects of the special dividend are discussed separately below. Based on certain assumptions described elsewhere in this document, as a result of its receipt of the proceeds from the GM/News stock sale and the special cash dividend distribution from Hughes, GM will receive value of approximately $15.00 per notional share for its retained economic interest in Hughes pursuant to the transactions.

      Tax Status of the Transactions. The terms of the proposed transactions were considered to have favorable tax consequences for GM and its stockholders in comparison to the other potentially available strategic transactions involving Hughes. The Hughes split-off share exchange is intended generally to be tax-free to GM and to GM common stockholders for U.S. federal income tax purposes. The GM/ News stock sale will be treated as a taxable disposition for U.S. federal income tax purposes by GM to News Corporation of GM’s approximately 19.8% retained economic interest in Hughes. The News stock acquisition will be treated as a taxable disposition of approximately 17.7% of each share of Hughes common stock received by the former

GM Class H common stockholders in the Hughes split-off share exchange, in respect of which gain or loss will be recognized for U.S. federal income tax purposes. For more information, see “—Material Tax Consequences Relating to the Transactions.” In considering alternative strategic transactions involving Hughes, the GM board of directors recognized that a fully taxable disposition of Hughes by GM could result in a level of corporate and stockholder tax so significant that it would make the transaction uneconomic in comparison with transactions structured to be generally accomplished on a tax-free basis.

      In granting their approvals and making their recommendations, the Hughes board of directors, the GM capital stock committee and the GM board of directors also considered a number of potentially material negative factors of pursuing the transactions, including the following:

      Regulatory Concerns. There is a risk that the transactions might not receive required regulatory approvals or clearances from competition authorities in the United States and certain other countries, the FCC and telecommunications regulatory authorities in certain other countries and numerous state and local authorities, or that certain of these governmental authorities could bring an action seeking to prevent the transactions. There is also a risk that certain of these governmental authorities may attempt to impose onerous conditions on their approval or clearance of the transactions.

      Competitive Risks During Pendency. The pendency of the transactions for many months following the announcement of the execution of the transaction agreements could have an adverse impact on Hughes’ ability to attract and retain customers and employees and otherwise weaken the competitive position of Hughes.

      Preclusion of Other Potential Opportunities. Entering into the transaction agreements and pursuing the transactions would preclude Hughes and GM from pursuing other opportunities relating to Hughes that may become available to them during the period of many months during which the transactions would be pending.

      In addition to the positive and negative factors described above, in connection with its decisions, the GM board of directors (as well as the Hughes board of directors and the GM capital stock committee, as pertinent) considered:

•	the deliberations of the Hughes board of directors, the GM capital stock committee and the GM board of directors concerning strategic transactions involving Hughes previously undertaken by Hughes and GM;

•	the reports, presentations and recommendations of the Hughes management and the approvals and recommendations of the proposed transactions by the Hughes board of directors;

•	the reports, presentations and recommendations of the GM management;

•	that some of the directors and executive officers of Hughes have or may have interests in connection with the transactions that are different from, or in addition to, the interests of GM and GM stockholders;

•	the advice, presentations and fairness opinions of Merrill Lynch and Bear Stearns regarding the proposed transactions;

•	the advice, presentations and fairness opinions of Credit Suisse First Boston and Goldman Sachs regarding the merger that will implement the News stock acquisition;

•	legal advice received with respect to the proposed transactions, including the tax consequences, the issues and prospects concerning needed regulatory approvals and the fiduciary duties of the directors of Hughes and GM to Hughes, GM and both classes of GM common stockholders (as applicable);

•	the oversight by the GM capital stock committee of the development of the proposed transactions by GM and Hughes; its prior deliberations concerning the strategic alternatives available with respect to Hughes and the interests of the GM Class H common stockholders and the GM $1 2/3 par value common stockholders in those alternatives; and, its determination that, on the terms and subject to the conditions of the transaction agreements, the proposed transactions, taken as a whole, would be fair to both the GM Class H common stockholders and the GM $1 2/3 par value common stockholders and in the best interests of GM and its common stockholders and its recommendation that the GM board of directors approve the agreements relating to the transactions and recommend the proposals relating to the transactions to GM common stockholders for their approval;

•	the information previously provided to and reviewed by the GM board of directors, and the prior deliberations of the GM board of directors, concerning the business strategies and prospects of Hughes; and

•	related matters reported on at the April 9, 2003 and August 5, 2003 meetings and other meetings of the GM board of directors.

      See “—GM’s and Hughes’ Reasons for the Transactions,” “—Alternatives to the Transactions Considered by GM and Hughes” and “—Development of the Transactions by GM and Hughes.”

      In considering the strategic alternatives available with respect to Hughes and in considering the proposed transactions with News Corporation, the GM board of directors recognized that the existence of two classes of GM common stock having separate dividend and other rights and powers could give rise to potential divergences between the interests of the two classes of GM common stockholders with regard to the contemplated transactions, and gave consideration to this potential divergence of interests in its deliberations. In this regard, in February 2003, the GM board of directors, consistent with established governance policies of GM, delegated to the GM capital stock committee (which consists solely of independent directors of GM) the responsibility to oversee the activities to be undertaken by the managements of GM and of Hughes in developing the terms of a possible strategic transaction involving Hughes. This responsibility included reviewing and making recommendations to the GM board of directors with regard to any such transaction that might be proposed by Hughes management or GM management, including the fairness to the holders of both classes of GM common stock of the process for determining the terms of a transaction, any conditions to approval or completion of such transaction that should be imposed in order to protect the interests of the holders of either class of GM common stock and the fairness of such transaction to the holders of each such class of stock.

      The GM board of directors in delegating oversight of the development of a strategic transaction involving Hughes to the GM capital stock committee, and the GM capital stock committee in carrying out this oversight responsibility, considered the processes that should be followed by GM and Hughes in pursuing a possible strategic transaction involving Hughes. The establishment of separate, formal negotiating teams to represent the interests of the two classes of GM common stockholders in formulating the terms of a possible strategic transaction was considered but ultimately determined to be unnecessary under the circumstances. This process had not been used in the development of previous strategic transactions involving Hughes and it was considered that the interests of each class of GM common stockholders in those instances had been properly protected, represented and considered. Given the nature of the strategic transactions that were contemplated, the types of transactions in which various third parties had expressed potential interest, the potential areas of divergence in the interests of GM’s two classes of common stockholders with respect to such transactions, the autonomy of Hughes management and the Hughes board of directors with regard to Hughes, the significant role that members of Hughes management were expected to continue to play in the affairs of Hughes after Hughes was separated from ownership by GM and the significant oversight role that the GM capital stock committee would play with respect to the activities of the managements of Hughes and GM in connection with the contemplated transactions, it was determined that there would be little practical benefit in having separate, formal negotiating teams.

      In reaching this conclusion, the following factors were considered. In negotiating with News Corporation (or any other party) with regard to the terms of its investment in Hughes, particularly with regard to the total amount of consideration that such party would make available to Hughes’ stockholders (i.e., to GM and to the former GM Class H common stockholders that will receive Hughes common stock in the Hughes split-off share exchange), the interests of the two classes of GM common stockholders did not diverge in a material way. To the extent the form or other terms of this consideration might differ as between GM and the former GM Class H common stockholders, so that the interests of the GM $1 2/3 par value and GM Class H common stockholders might diverge or conflict, having separate, formal negotiating teams was not considered likely to be helpful in balancing the interests of the two classes of common stockholders. The likely divergence in interest between the two classes of common stockholders in this respect would arise from GM’s interest in liquidating its retained economic interest in Hughes, a consideration that would not meaningfully be addressed by separate, formal negotiating teams. Insofar as the transactions would involve separation-related matters and transactions between Hughes and GM incident to the Hughes split-off and, accordingly, have different consequences for GM’s two classes of common stockholders, the interests of GM and the GM $1 2/3 par value common stockholders would be adequately addressed by GM management, while the interests of the GM Class H common stockholders would be adequately addressed by Hughes management and furthermore on some such matters would be congruent with the interests of News Corporation (or any other party) who would invest in Hughes in connection with the transactions, a party that would be independent of GM and Hughes and dealing with them at arms’ length. Accordingly, given GM’s interest in liquidating its substantial retained economic interest in Hughes, the GM board of directors believed that the involvement of such independent party would help assure a fair outcome in such regard. Finally, the autonomy of Hughes management and the Hughes board of directors, the advice of independent financial advisors to each of Hughes and GM, the significant oversight role of the GM capital stock committee and the ability of the GM board of directors to exercise its own independent business judgment on such matters were considered as a substitute for the procedural protection that might in other circumstances be provided by separate, formal negotiating teams.

      In concluding that the proposed transactions are fair to both classes of GM common stockholders, the GM capital stock committee initially and, then, the GM board of directors placed importance on fair processes having been followed in the development of the definitive terms of the proposed transactions. In this regard, the GM capital stock committee and the full GM board of directors confirmed with the Hughes and GM managements the full participation of Hughes management, along with its financial, accounting, tax, legal and other professional advisors (who were separate from those advising GM and its management), in the process of developing the terms of the Hughes split-off and related transactions, the GM/ News stock sale and the News stock acquisition and the similar participation of GM management along with its advisors and that both Hughes management and GM management had access to all relevant information available to the other. Both the Hughes management and the GM management had full and confidential access to the GM capital stock committee to discuss any reservations they had about the process or its outcome and their recommendations, as well as those of the Hughes board of directors, regarding the proposed transactions and other possible strategic alternatives for Hughes were sought and considered by the GM capital stock committee and the GM board of directors. See “—Development of the Transactions by GM and Hughes” above. In addition, the GM capital stock committee and the GM board of directors considered that, consistent with the GM restated certificate of incorporation and the GM board policy statement regarding certain capital stock matters, the Hughes split-off, including the $275 million special cash dividend from Hughes to GM, would be subject to the approval or ratification, as applicable, of the holders of a majority of the outstanding shares of GM Class H common stock and the holders of a majority of the GM $1 2/3 par value common stock, each voting as a separate class, and also voting together as a single class based on their respective per share voting power in accordance with the GM restated certificate of incorporation.

      In reviewing the fairness of the proposed transactions with News Corporation, the GM capital stock committee initially and then the GM board of directors considered, among other things, that as a consequence of the transaction GM would receive consideration for its retained economic interest in Hughes that was different in form than that which the GM Class H common stockholders would receive and that it differed in certain other respects. As part of the transactions, GM would sell to News Corporation all of the equity of Hughes that GM would own after the split-off share exchange, and the consideration for such sale would in large part be, and might in its entirety be, in cash. The other holders of Hughes common stock (formerly the holders of GM Class H Common Stock) would not have the opportunity to sell all of their shares and might not receive any cash for the shares they would sell.

      As indicated above, achieving increased liquidity in respect of GM’s retained economic interest in Hughes was considered an important objective of GM in developing a strategic transaction relating to Hughes. From the standpoint of GM’s strategic objectives and the interests of the GM $1 2/3 par value common stockholders, liquidity in the form of cash was of paramount interest and the amount of cash that GM would receive on account of the value of its retained economic interest in Hughes would depend on the valuation of Hughes achieved in the strategic transactions and on the availability of cash for payment of that value. As discussed above, it became clear in the development of the proposed transactions that GM would not be able to obtain a cash payment for most of its retained economic interest in Hughes unless the transactions were structured so as to apply all or most of the available cash for such purpose. Failing this, to achieve its liquidity objective in the near future, GM would have available the alternative of a public or private sale or exchange of its retained economic interest in Hughes. In light of this consideration, the GM capital stock committee and GM board of directors determined that, in order to balance GM’s liquidity objectives with the other objectives of a strategic transaction regarding Hughes, it was appropriate for the form and certain other terms of the consideration to be received by GM and the GM Class H common stockholders to be different as long as the overall terms of the transactions, taken as a whole, were fair to both classes of GM common stockholders.

      In assessing the effect of the difference in the form and certain of the other terms of the consideration that GM and the GM Class H common stockholders would receive on the fairness of the overall terms of the proposed transactions to the two classes of GM common stockholders, the GM capital stock committee initially and then the GM board of directors considered, in addition to the proposed terms of the GM/News stock sale and of the News stock acquisition and of the other terms of the Hughes split-off, the $275 million special cash dividend that GM would receive from Hughes in connection with the Hughes split-off. This was considered an important element of the proposed transactions, intended to address two primary considerations. The first was that, upon the separation of Hughes from GM pursuant to the transactions, the GM Class H common stockholders would receive, as provided in the split-off share exchange, one share of Hughes common stock for each share of GM Class H common stock. As a result, they would acquire an asset-based stock of Hughes for a tracking stock of GM, an exchange that was considered to benefit the GM Class H common stockholders because of the differences in the rights and powers of the two stocks. See “GM Capital Stock— GM’s Dual-Class Common Stock Capital Structure” below. This benefit was considered to have definite, if difficult to measure, value and providing for this one-share-for-one-share exchange of asset-based stock for tracking stock in the transactions was considered to constitute a transfer of value to the GM Class H common stockholders from GM and the GM $1 2/3 par value common stockholders. As the terms of a possible strategic transaction involving Hughes were developed, a special cash dividend from Hughes to GM was identified for consideration as part of the transaction in order to provide additional value to GM, for the benefit of the GM $1 2/3 par value common stockholders, to account for this factor.

      The second consideration concerned GM’s objective of significant increased liquidity from a strategic transaction involving Hughes. As discussed above, as the negotiations with News Corporation proceeded, it became clear that News Corporation was not prepared to commit to pay for all of GM’s retained economic interest in Hughes in cash and that the amount payable by News Corporation for an investment in Hughes might not be sufficient to satisfy GM’s strategic objectives with respect to liquidity for its retained economic interest in Hughes. From the perspective of GM’s strategic objectives and the interests of the GM $1 2/3 par value common stockholders, the proposed transactions with News Corporation had to be considered in comparison on a risk-adjusted basis with other alternatives potentially available to GM with respect to its retained economic interest in Hughes, such as a future private or public sale. As discussed above, as the final terms of the proposed transactions emerged in negotiations with News Corporation, GM management concluded that, taking into account all the risks and benefits of the proposed transactions to Hughes, GM, the GM Class H common stockholders and the GM $1 2/3 par value common stockholders, the proposed transactions with News Corporation were not necessarily better in this regard to GM and the GM $1 2/3 par value common stockholders than other reasonably available alternatives and that from this perspective a compelling case for going forward with the proposed transactions had not been established.

      This reservation regarding News Corporation’s proposal from the perspective of GM’s strategic objectives and the interests of the GM $1 2/3 par value common stockholders was discussed between the GM and Hughes managements and the special cash dividend was focused on as an appropriate means for achieving GM’s objective of increased liquidity in respect of its retained economic interest in Hughes, as discussed in greater detail above. As a result, following agreement between GM and Hughes with respect to the $275 million special cash dividend, GM and Hughes then negotiated with News Corporation regarding the inclusion as part of the Hughes split-off of the payment of the special dividend by Hughes to GM. A special dividend in the amount of $275 million was eventually agreed to with News Corporation and GM management ultimately concluded that the addition of the $275 million special dividend sufficiently balanced the risks and benefits of the proposed transactions to Hughes, GM, the GM $1 2/3 par value common stockholders and the GM Class H common stockholders to warrant going forward with the proposed transactions from the perspective of GM and the GM $1 2/3 par value common stockholders. Accordingly, the proposed transactions as presented by the managements of GM and Hughes to the Hughes board of directors, the GM capital stock committee and the GM board of directors included the $275 million special dividend, which was considered by them in considering the fairness of the proposed transactions.

      With regard to the fairness of the proposed transactions to the GM Class H common stockholders and the GM $1 2/3 par value common stockholders, the GM capital stock committee initially and, then, the GM board of directors also considered significant the fairness opinions delivered by Merrill Lynch and Bear Stearns at the April 9, 2003 and August 5, 2003 meetings and the presentations by representatives of Merrill Lynch and representatives of Bear Stearns at the April 9, 2003 meeting relating to their respective fairness opinions delivered as of such date. Each of Merrill Lynch and Bear Stearns provided at the April 9, 2003 and August 5, 2003 meetings their respective opinions to the effect that, as of such date and based upon and subject to the assumptions, conditions, limitations and other matters set forth in their respective opinions, taking into account all relevant financial aspects of the proposed transactions taken as a whole, as of such date, the consideration to be provided to GM and the holders of GM Class H common stock, as applicable, in the proposed transactions is fair, from a financial point of view, to the holders of GM $1 2/3 par value common stock as a class and to the holders of GM Class H common stock as a class, respectively. The opinions of Merrill Lynch and Bear Stearns and the financial analyses regarding their respective opinions dated April 9, 2003 are discussed below at “— Fairness Opinions of GM’s Financial Advisors.” GM asked each of Merrill Lynch and Bear Stearns to consider the fairness from a financial point of view to both the holders of GM $1 2/3 par value common stock as a class and the holders of GM Class H common stock as a class, of the consideration to be provided to GM and to the holders of GM Class H common stock, as applicable, in the proposed transactions (rather than asking one financial advisor to consider the fairness of the consideration only from the perspective of the holders of GM $1 2/3 par value common stock and another financial advisor to consider the fairness issues only from the perspective of the holders of GM Class H common stock), because, among other things, GM believed that such an approach and standard was consistent with and would best satisfy the fiduciary duties that the GM board of directors has to the holders of each class of GM common stock.

      The GM capital stock committee and the GM board of directors also considered significant with regard to the fairness of the proposed transactions the fairness opinions delivered by Credit Suisse First Boston and Goldman Sachs at the April 9, 2003 and August 5, 2003 meetings and the presentations made by representatives of Credit Suisse First Boston and representatives of Goldman Sachs at the April 9, 2003 meeting relating to their respective fairness opinions delivered as of such date. Each of Credit Suisse First Boston and Goldman Sachs provided at the April 9, 2003 and August 5, 2003 meetings their respective opinions to the effect that, based upon and subject to the matters described in their respective opinions, as of the date of such opinions and based on market conditions as of that date, the consideration to be received by the holders of Hughes common stock in the merger is fair, from a financial point of view, to the holders of Hughes common stock (other than News Corporation and its affiliates) as of immediately prior to the merger. The opinions of Credit Suisse First Boston and Goldman Sachs and the financial analyses regarding their respective opinions dated April 9, 2003 are discussed below at “—Fairness Opinions of Hughes’ Financial Advisors.”

      In approving the proposed transactions, including in determining that the proposed transactions, taken as a whole, on the terms and conditions of the transaction agreements, are fair to the holders of each class of GM common stock, the GM capital stock committee and the GM board of directors considered each of the foregoing factors, without assigning weights to any specific factor, and reached their conclusions considering all the factors together.

      Based on the foregoing, among other considerations, the GM board of directors has unanimously determined that the transactions, taken as a whole, are advisable, desirable and in the best interests of GM and its common stockholders and that the transactions, taken as a whole, on the terms and conditions of the transaction agreements, are fair to the holders of GM $1 2/3 par value common stock and to the holders of

GM Class H common stock. The GM board of directors, by the unanimous vote of all those directors present at the applicable meeting, approved the transactions, and the GM board of directors unanimously recommends that the GM common stockholders vote to approve each of the proposals described in this document by executing and returning the enclosed consent card as soon as possible.

      Pursuant to this consent solicitation, GM $1 2/3 par value common stockholders and GM Class H common stockholders are being asked, among other things, to approve the proposed amendment to the GM restated certificate of incorporation that facilitates the Hughes split-off and to ratify the new Hughes certificate of incorporation (including the excess stock provision), the Hughes split-off (including the $275 million special cash dividend from Hughes to GM), the GM/ News stock sale and the News stock acquisition. As further described elsewhere in this document, GM believes that ratification by GM’s common stockholders of these matters should extinguish any claim by such stockholders (other than for waste, fraud or other similar misconduct or based on lack of proper disclosure) against GM and its directors based on these transactions, including a claim alleging unfairness of these transactions to either or both classes of GM common stockholders or alleging any deficiency in the process of developing the terms of these transactions or the GM board of directors’ consideration or approval of these transactions.

      If the proposals relating to the transactions were to receive the requisite GM common stockholder approval, we currently believe that certain of the other applicable conditions to the completion of the transactions would not be satisfied (if satisfied at all) for some period of time after the receipt of the requisite GM common stockholder approval. Accordingly, it is possible that the transactions would not be completed for a significant period of time after the receipt of the requisite GM common stockholder approval. During any such time interval between the receipt of the requisite GM common stockholder approval and the satisfaction or waiver of all other conditions to the completion of the transactions, it is possible that circumstances relating to the business or financial condition of News Corporation or Hughes or financial, economic or other circumstances could change significantly and in a manner not considered at the time that the GM board of directors approved the transactions. You should understand that, despite any such change in circumstances that might occur during this period, it is not a condition to the completion of the transactions that the GM board of directors update its determination that the transactions are fair to both classes of GM common stockholders. The GM board of directors will not make any further determination with regard to fairness of the transactions to both classes of GM common stockholders during this period unless the GM board of directors considers taking any action that would change in any material respect the terms on which the transactions are to be completed from the terms provided by the transaction agreements, in which case the GM board of directors in considering such matters would consider, among other factors, the fairness of the transactions (as to be so revised) to the holders of both classes of GM common stock.

Fairness Opinions of GM’s Financial Advisors

      Descriptions of the fairness opinions of GM’s financial advisors in connection with the transactions, Merrill Lynch and Bear Stearns, are set forth below. These descriptions are qualified in their entirety by reference to the full text of the opinions included in Appendix E to this document or filed as exhibits to the registration statements of which this document is a part, as applicable.

      The fairness opinions described below relate to the proposed transactions described in this document, which primarily consist of:

•	the Hughes split-off, which involves the distribution by Hughes to GM of a $275 million special cash dividend and the distribution by GM of approximately 80.2% of the common stock of Hughes to the GM Class H common stockholders in redemption of and in exchange for their shares of GM Class H common stock;

•	the GM/News stock sale, which involves the sale by GM of its retained economic interest of approximately 19.8% in Hughes to a subsidiary of News Corporation; and

•	the News stock acquisition, which involves the acquisition by a subsidiary of News Corporation of an additional approximately 14.2% of the equity of Hughes from the former GM Class H common stockholders who received such shares in the Hughes split-off share exchange. News Corporation will implement the News stock acquisition by merging GMH Merger Sub into Hughes.

      Merrill Lynch and Bear Stearns, in opining as to the fairness, from a financial point of view, of the consideration to be provided to GM and to the holders of GM Class H common stock, as applicable, in the transactions, took into account all relevant financial aspects of the transactions taken as a whole. For a more detailed description of the transactions, see “—Description of the Transactions— The Hughes Split-Off,” “—The GM/News Stock Sale” and “—The News Stock Acquisition.”

     Merrill Lynch Fairness Opinions

      On April 9, 2003, at a meeting of the GM board of directors held to consider the transactions, Merrill Lynch delivered to the GM board of directors its oral opinion, which opinion was later confirmed by delivery of a written opinion, that, as of such date and based upon and subject to the assumptions, conditions, limitations and other matters set forth in that opinion, taking into account all relevant financial aspects of the transactions taken as a whole, the consideration to be provided to GM and to the holders of the GM Class H common stock, as applicable, in the transactions is fair, from a financial point of view, to the holders of the GM $1 2/3 par value common stock as a class and to the holders of the GM Class H common stock as a class, respectively.

      On August 5, 2003, at a meeting of the GM board of directors held to consider the transactions, Merrill Lynch delivered to the GM board of directors its oral opinion, which opinion was later affirmed by a written opinion, confirming as of such date its opinion delivered on April 9, 2003. Unless otherwise specifically indicated, any references to the Merrill Lynch opinion in this summary means the opinion delivered on August 5, 2003.

      The full text of the Merrill Lynch written opinion delivered on August 5, 2003, which sets forth the assumptions made, matters considered, and qualifications and limitations on the review undertaken, is included in Appendix E to this document and is incorporated into this document by reference. The summary of the opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. You are urged to read the Merrill Lynch opinion in its entirety. No limitations were imposed by GM or the GM board of directors with respect to the investigations made or procedures followed by Merrill Lynch in rendering its opinion.

      The Merrill Lynch opinion was provided to the GM board of directors for its use and benefit and is directed only to the fairness, from a financial point of view, to the holders of GM $1 2/3 par value common stock as a class and to the holders of GM Class H common stock as a class, respectively, taking into account all relevant financial aspects of the transactions taken as a whole, of the consideration to be provided to GM and to the holders of the GM Class H common stock, as applicable, in the transactions. The opinion of Merrill Lynch does not constitute a recommendation to any GM common stockholder as to whether such stockholder should vote to approve any of the proposals described in this document. The terms of the transactions were developed by the managements of GM and Hughes and were approved by the GM board of directors and the Hughes board of directors.

      The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its financial analysis must be considered as a whole and that selecting portions of such analysis, without considering all aspects of such analysis, would create an incomplete view of the process underlying its opinion. The opinion of Merrill Lynch is necessarily based upon market, economic and other conditions as they existed and could be evaluated, and on the information made available to Merrill Lynch, as of the date of the Merrill Lynch opinion.

      In preparing its opinion, Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to GM, Hughes and News Corporation that Merrill Lynch determined to be relevant;

•	reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of GM and Hughes furnished to Merrill Lynch by GM and Hughes, respectively;

•	conducted discussions with members of management of GM, Hughes and News Corporation concerning the matters described above, as applicable, as well as their respective businesses and prospects;

•	reviewed the market prices and valuation multiples for the GM Class H common stock and News Corporation Preferred ADSs and compared them with those of certain publicly traded companies that Merrill Lynch determined to be relevant;

•	reviewed the results of operations of Hughes and News Corporation and compared them with those of certain publicly traded companies that Merrill Lynch determined to be relevant;

•	participated in discussions and negotiations among representatives of GM, Hughes, News Corporation and their financial and legal advisors;

•	reviewed the potential pro forma impact of the transactions on the financial results, financial condition and capitalization of each of GM, Hughes and News Corporation;

•	reviewed the following, including any exhibits and attachments or schedules thereto:

-	the stock purchase agreement (as amended);

-	the GM/Hughes separation agreement and ancillary separation agreements to be entered into in connection with the Hughes split-off as provided by the GM/Hughes separation agreement; and

-	the merger agreement (as amended);

•	reviewed the following:

-	the form of GM charter amendment attached as an exhibit to the stock purchase agreement; and

-	the form of the new Hughes certificate of incorporation attached as an exhibit to the stock purchase agreement;

•	reviewed the consent solicitation statement/prospectuses included in Amendment No. 1 to the Schedule 14A, Form S-4 Registration Statement and Form F-4 Registration Statement filed with the SEC on July 24, 2003 by GM, Hughes and News Corporation, respectively; and

•	reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch determined necessary, including Merrill Lynch’s assessment of general economic, market and monetary conditions.

      In preparing its opinion, Merrill Lynch relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of GM, Hughes or News Corporation, nor was it furnished with any such evaluation or appraisal, nor did Merrill Lynch evaluate the solvency or fair value of GM, Hughes or News Corporation under any state or federal laws relating to bankruptcy, or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of GM, Hughes or News Corporation. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by GM and Hughes, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgments of GM’s and Hughes’ managements as to the expected future financial performance of GM and Hughes, as the case may be. Further, in preparing its opinion, Merrill Lynch did not take into account the amount and timing of any potential revenue and cost savings synergies and related expenses that may result from the transactions.

      Furthermore, in preparing its opinion, Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals, including contractual, governmental or otherwise, for the transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the transactions. In addition, Merrill Lynch assumed that each of the transactions will be completed in a timely manner and in accordance with their terms as contemplated by the various agreements and other documents referred to in the Merrill Lynch opinion. Merrill Lynch was advised by GM, and it assumed, that:

•	as a result of the amendment to Article Fourth of the GM restated certificate of incorporation, the provisions of Article Fourth, Division I, Section (c) of the GM restated certificate of incorporation should not apply to the transactions; and

•	GM would be responsible for no contingent liabilities of Hughes, which are material in the aggregate, as a result of the completion of the transactions.

Merrill Lynch also assumed that there will be no material adverse effect on GM, Hughes or News Corporation from the accounting treatment of the transactions. During the course of its engagement, Merrill Lynch was asked by the GM board of directors to solicit indications of interest from various third parties regarding a transaction involving Hughes, and Merrill Lynch considered the results of such solicitation in rendering its opinion. Merrill Lynch expressed no opinion as to the prices at which (1) the GM $1 2/3 par value common stock, the GM Class H common stock or the News Corporation Preferred ADSs will trade subsequent to the announcement or completion of the transactions and (2) the Hughes common stock will trade following completion of the transactions. In addition, Merrill Lynch’s opinion does not in any manner address the merits of the underlying decision by GM or Hughes to engage in the transactions. Further, Merrill Lynch was not requested to opine as to, and its opinion does not in any manner address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or others constituencies of GM, other than the holders of the GM $1 2/3 par value common stock as a class and the holders of the GM Class H common stock as a class.

      In preparing its opinion, Merrill Lynch also assumed that the Hughes split-off share exchange will be treated as a tax-free distribution under Section 355 and the related provisions of the Code.

      As part of its investment banking business, Merrill Lynch is engaged continually in the valuation of businesses and their securities in connection with mergers and acquisitions and strategic transactions and for other purposes. Merrill Lynch was retained by GM because Merrill Lynch is an internationally recognized investment banking firm, with substantial experience in complex strategic transactions, and because Merrill Lynch was familiar with GM, including its capital structure, and Hughes. Pursuant to an engagement letter, GM agreed to pay Merrill Lynch fees of:

•	$1,000,000 on the date of such engagement letter (which amount is credited towards the amount payable under the third bullet below);

•	$500,000 payable upon delivery of its fairness opinion (which amount is credited towards the amount payable under the third bullet below); and

•	between $10,000,000 and $24,000,000 after the completion of the transactions, such amount to be determined by GM after consultation with Merrill Lynch and based upon the difference in the value of the interests of the GM $1 2/3 par value common stockholders and GM Class H common stockholders in Hughes at the time of announcement and those interests around the time of the completion of the transactions.

GM also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with Merrill Lynch’s activities under the engagement letter, including the reasonable fees and disbursements of its legal counsel, and to indemnify Merrill Lynch and certain related persons and entities for certain liabilities, including liabilities under securities laws, related to or arising out of its engagement.

      Merrill Lynch has, in the past, provided financial advisory and financing services to GM, News Corporation and their respective affiliates and may continue to do so, and Merrill Lynch has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade shares of the GM $1 2/3 par value common stock, the GM Class H common stock, other securities of GM, News Corporation Preferred ADSs and News Corporation Ordinary ADSs for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

      Set forth below is a summary of the material financial analyses performed by Merrill Lynch in connection with the preparation of the opinion of Merrill Lynch dated April 9, 2003. In connection with its fairness opinion dated August 5, 2003, Merrill Lynch reviewed the analyses it performed in connection with the preparation of the fairness opinion dated April 9, 2003 in light of current market conditions, updated financial information with respect to GM, Hughes and News Corporation and the amendments to the stock purchase agreement and merger agreement. Merrill Lynch thereafter confirmed as of August 5, 2003 that no material changes had occurred since the delivery of its opinion dated April 9, 2003 that caused it to change its conclusion that, as of August 5, 2003, based upon and subject to the conditions, assumptions, limitations and other matters set forth in its opinion, taking into account all relevant financial aspects of the transactions taken as a whole, the consideration to be provided to GM and to the holders of GM Class H common stock, as applicable, in the transactions is fair, from a financial point of view, to the holders of GM $1 2/3 par value common stock as a class and to the holders of GM Class H common stock as a class, respectively.

      The summary set forth below does not purport to be a complete description of the analyses underlying the opinion of Merrill Lynch dated April 9, 2003. In performing these analyses in connection with its opinion dated April 9, 2003, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of GM and Hughes. Any estimates contained in the analyses described below are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The opinion of Merrill Lynch dated April 9, 2003 was one of several factors taken into consideration by the GM board of directors in making its determination to approve the transactions. Consequently, the Merrill Lynch analyses described below with respect to its opinion dated April 9, 2003 should not be viewed as determinative of the decision of the GM board of directors with respect to the fairness from a financial point of a view to the holders of GM $1 2/3 par value common stock as a class and to the holders of GM Class H common stock as a class, respectively, of the consideration to be provided to GM and to the holders of the GM Class H common stock, as applicable, in the transactions.

      The financial analyses underlying the April 9, 2003 opinion of Merrill Lynch summarized below include information presented in tabular format. In order to understand fully Merrill Lynch’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Merrill Lynch’s analyses.

      Pursuant to the transactions:

•	in the case of the holders of GM Class H common stock, they will own 66% of the aggregate number of shares of Hughes common stock outstanding upon the completion of the transactions, as well as News Corporation Preferred ADSs and/or cash, and the GM Class H common stock will be redeemed and cancelled; and

•	in the case of the holders of GM $1 2/3 par value common stock, GM will receive cash and, in some circumstances, News Corporation Preferred ADSs for its retained economic interest in Hughes, as well as the $275 million special cash dividend from Hughes.

      Pursuant to the terms of the merger agreement, holders of GM Class H common stock will receive from News Corporation consideration of approximately $14.00 per share for the shares of Hughes common stock that are being converted into News Corporation Preferred ADSs and/or cash, subject to certain adjustment mechanisms set forth in the merger agreement and based on certain assumptions described elsewhere in this document. Pursuant to the terms of the stock purchase agreement, GM will receive from News Corporation consideration of approximately $14.00 per share for its retained economic interest in Hughes, subject to certain adjustment mechanisms set forth in the stock purchase agreement and based on certain assumptions described elsewhere in this document. For more information about the consideration that GM and the holders of GM Class H common stock will receive in the transactions, see “—Description of the Transactions— The Hughes Split-Off,” “—The GM/News Stock Sale” and “—The News Stock Acquisition.”

      Merrill Lynch performed the analyses detailed below with respect to the impact of the transactions on GM’s credit rating and earnings per share, which were deemed to be relevant by Merrill Lynch to the holders of the GM $1 2/3 par value common stock because of their continued ownership in GM after the completion of the transactions. Merrill Lynch examined the impact of the GM/News stock sale and the $275 million special cash dividend received by GM in the GM/Hughes separation and whether such transactions would improve the credit profile of GM and whether and by how much the earnings per share of GM would increase or decrease because of the transactions. See “— GM Background and Considerations— Fairness Opinions of GM’s Financial Advisors— Merrill Lynch Fairness Opinions— Credit Rating Impact Considerations for GM” and “—Earnings Impact Considerations for GM.”

      Hughes Analysis. Merrill Lynch performed a sum-of-the-parts valuation of each of Hughes’ principal businesses and significant investments in order to derive an implied per share equity value for Hughes. Merrill Lynch examined and independently valued DIRECTV, DIRECTV Latin America, PanAmSat, Hughes Network Systems, Hughes’ public and private investments and Hughes’ corporate overhead and reserve allocation. The corporate reserve allocation represents an estimate by Hughes’ management of future cash expenses that are not otherwise directly allocated to any of the business units of Hughes.

      Using the sum-of-the parts valuation analyses described below for each of Hughes’ principal businesses and significant investments, Merrill Lynch estimated the per share value of Hughes, on a consolidated basis, to be:

	Low	High

Implied Equity Value per Share	$10.75	$15.00

      DIRECTV. Merrill Lynch performed a discounted cash flow, or DCF, analysis of DIRECTV using projections provided by Hughes’ management.

      The DCF for DIRECTV, which includes the cash flow associated with National Rural Telecommunications Cooperative subscribers, was calculated assuming discount rates ranging from 9.5% to 11.5% and was comprised of the sum of the present values of:

•	the projected cash flows for the second quarter of 2003 through the fiscal year ended December 31, 2007; and

•	the 2007 terminal value based upon a range of multiples of estimated 2007 earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA, from 9.0x to 11.0x.

	Low	High

	(in millions)
DCF Value of DIRECTV	$14,121	$18,247

      Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating data and ratios for DIRECTV with corresponding data and ratios of similar publicly traded companies. DIRECTV is not a publicly traded company. However, Merrill Lynch inferred a public trading value for DIRECTV by:

•	calculating total enterprise value for Hughes based on public market values at April 4, 2003; and

•	subtracting therefrom the estimated sum-of-the-parts enterprise value for all non-DIRECTV related assets.

      The similar publicly traded companies were selected by Merrill Lynch based upon Merrill Lynch’s views as to the comparability of the financial and operating characteristics of these companies to DIRECTV.

      The companies included in the DIRECTV comparable company analysis were:

•	British Sky Broadcasting Group plc;

•	EchoStar Communications Corporation; and

•	Pegasus Communications Corporation.

      Merrill Lynch derived an estimated valuation range for DIRECTV by comparing estimated current enterprise value as a multiple of estimated 2003 subscribers and as a multiple of estimated 2003 EBITDA. The results of these analyses were as follows:

Comparable Company Analysis	Low	High

Estimated 2003 Subscriber Multiple	$1,838	$2,115
Estimated 2003 EBITDA Multiple	13.0x	25.1x

      Using these analyses, and applying a range of $1,400 to $1,800 per estimated 2003 subscriber multiple and an estimated 2003 EBITDA multiple range of 15.0x to 20.0x, Merrill Lynch estimated the following ranges of value for DIRECTV as of March 31, 2003:

Implied Value of DIRECTV	Low	High

	(in millions)
Estimated 2003 Subscriber Multiple	$14,630	$18,750
Estimated 2003 EBITDA Multiple	$12,525	$16,700

      Based on the DCF valuation and comparable company analysis Merrill Lynch assigned the following reference range of values to the DIRECTV segment:

	Low	High

	(in millions)
Reference Range Value	$14,000	$18,000

      DIRECTV Latin America. Merrill Lynch derived an estimated equity valuation range for Hughes’ interest in DIRECTV Latin America Holdings, Inc. and its subsidiaries and affiliated entities, including DTVLA (collectively, “DIRECTV Latin America”) through a discounted cash flow analysis, using in-court restructuring projections provided by Hughes’ management. The DCF assumes discount rates of 25.0% to 35.0% and was comprised of the sum of the present values of:

•	the projected cash flows for the second quarter of 2003 through the fiscal year ended December 31, 2007, and

•	the 2007 terminal value based free cash flow growing at a rate between 10.0% and 12.0% in perpetuity.

	Low	High

	(in millions)
DCF Value of DIRECTV Latin America	$61	$525

      Due to DTVLA’s recent bankruptcy filing and the significant indebtedness of DTVLA, which has priority over any equity claims, the value of Hughes’ existing equity interest in DIRECTV Latin America was assumed to be zero. Further, Hughes has also committed to provide DTVLA with a debtor-in-possession (which we sometimes refer to as “DIP”) facility in an aggregate amount of $300 million. Given the uncertainties associated with DTVLA’s plan of reorganization and Hughes’ ability to fully recover the DIP financing, Merrill Lynch assigned the following current reference range of values to the DIRECTV Latin America segment:

	Low	High

	(in millions)
Reference Range Value	$(300)	$300

      PanAmSat. Merrill Lynch performed a DCF analysis of PanAmSat using projections provided by Hughes’ management.

      The DCF value of the approximately 81% indirect interest of Hughes in PanAmSat, or approximately 120.8 million shares of common stock of PanAmSat, was calculated assuming discount rates ranging from 9.0% to 11.0%, $1,732 million of net debt attributable to PanAmSat and was comprised of the sum of the present values of:

•	the projected cash flows for the second quarter of 2003 through the fiscal year ended December 31, 2007; and

•	the 2007 terminal value based upon a range of multiples of estimated 2007 EBITDA, from 4.0x to 6.0x.

	Low	High

	(in millions)
DCF Value of Hughes’
Indirect Interest in PanAmSat	$1,609	$2,595

      Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating data and ratios for PanAmSat with corresponding data and ratios of similar publicly traded companies. These companies were selected by Merrill Lynch based upon Merrill Lynch’s views as to the comparability of the financial and operating characteristics of these companies to PanAmSat.

      The companies included in the PanAmSat comparable company analysis were:

•	Asia Satellite Telecommunications Holdings Limited;

•	JSAT Corporation;

•	New Skies Satellites N.V.; and

•	SES Global S.A.

      Merrill Lynch derived an estimated value of the approximately 81% indirect interest of Hughes in PanAmSat by comparing estimated current enterprise value as a multiple of estimated 2003 revenue and also as a multiple of estimated 2003 EBITDA. The results of these analyses were as follows:

Comparable Company Analysis	Low	High

Estimated 2003 Revenue Multiple	2.51x	4.38x
Estimated 2003 EBITDA Multiple	4.5x	6.7x

      Using these analyses, and applying an estimated 2003 revenue multiple range of 3.0x to 5.0x and an estimated 2003 EBITDA multiple range of 5.0x to 7.0x, Merrill Lynch estimated the following ranges of value for the approximately 81% indirect interest of Hughes in PanAmSat, based on $1,732 million of total net debt at PanAmSat as of March 31, 2003:

Implied Value of Hughes’ Indirect Interest in PanAmSat	Low	High

	(in millions)
Estimated 2003 Revenue Multiple	$620	$1,963
Estimated 2003 EBITDA Multiple	$1,002	$1,960

      In addition, Merrill Lynch considered both the 52-week trading range of PanAmSat’s common stock and the range of price targets published by Wall Street equity research analysts as of April 4, 2003. The resulting values of Hughes’ investment are based on Hughes’ approximately 81% indirect interest in PanAmSat:

	Low	High

	(in millions)
52-Week Trading Range	$1,552	$3,099
Research Analyst Price Targets	$1,285	$2,537

      Using these analyses, Merrill Lynch believed the current public market value of Hughes’ indirect stake in PanAmSat to be reasonably proximate to its theoretical intrinsic value. Based on approximately 120.8 million shares of PanAmSat common stock owned by Hughes’ subsidiaries (approximately 81%) and the April 4,

2003 closing price of $14.75, the public market value of Hughes’ indirect stake in PanAmSat, as of April 4, 2003, is calculated to be $1,782 million.

      Hughes Network Systems. Merrill Lynch performed a DCF analysis of Hughes Network Systems using projections provided by Hughes’ management.

      The DCF for Hughes Network Systems was calculated assuming discount rates ranging from 12.0% to 14.0% and was comprised of the sum of the present values of:

•	the projected cash flows for the second quarter of 2003 through the fiscal year ended December 31, 2007; and

•	the 2007 terminal value based upon a range of multiples of estimated 2007 revenue from 0.50x to 1.00x.

	Low	High

	(in millions)
DCF Value of Hughes Network Systems	$849	$1,642

      Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating data and ratios for Hughes Network Systems with corresponding data and ratios of similar public companies. These companies were selected by Merrill Lynch based upon Merrill Lynch’s views as to the comparability of the financial and operating characteristics of these companies to Hughes Network Systems.

      The companies included in the Hughes Network Systems comparable company analysis were broken into three segments: Enterprise, Set-Top and Carrier.

      The Enterprise companies were:

•	ViaSat, Inc.; and

•	Gilat Satellite Networks, Ltd.

      The Set-Top companies were:

•	Scientific-Atlanta, Inc.;

•	Pace Micro Technology plc; and

•	THOMSON S.A.

      The Carrier companies were:

•	ECI Telecom Ltd.;

•	Harris Corporation; and

•	Tellabs, Inc.

      Merrill Lynch derived an estimated valuation range for Hughes Network Systems by comparing estimated current enterprise value as a multiple of 2003 revenue.

Comparable Company Analysis	Low	High

Estimated 2003 Enterprise Revenue Multiple	0.64x	1.41x
Estimated 2003 Set-Top Revenue Multiple	0.30x	0.87x
Estimated 2003 Carrier Revenue Multiple	0.22x	0.86x

      Merrill Lynch also assumed that the investment that Hughes Network Systems has made in Spaceway is currently valued at approximately 0.50x to 1.00x of the invested capital. Using these analyses, and applying an estimated 2003 revenue multiple range of 0.50x to 1.00x to Hughes Network Systems Enterprise, Set-Top and Carrier revenue, Merrill Lynch estimated the following ranges of values:

Value of Hughes Network Systems	Low	High

	(in millions)
Based on:
Estimated 2003 Revenue Multiple/SPACEWAY Invested Capital Multiple	$1,013	$2,026

      In addition, Merrill Lynch considered the range of valuations by certain Wall Street equity research analysts as of April 4, 2003. After excluding the highest and lowest values, the resulting values were as follows:

	Low	High

	(in millions)
Research Analyst Valuation Range	$944	$1,736

      Based on the DCF valuation, the comparable company/ invested capital analysis and the Wall Street equity research valuation, Merrill Lynch has assigned the following reference range of values to the Hughes Network Systems segment:

	Low	High

	(in millions)
Reference Range Value	$1,000	$2,000

      Public Investments. Merrill Lynch valued Hughes’ aggregate investments in the publicly traded shares of common stock of the following companies at $220 million based on the their respective closing prices and applicable currency exchange rates as of April 4, 2003:

•	Hughes Software Systems Ltd.;

•	NextWave Telecom Inc.;

•	XM Satellite Radio Holdings Inc.;

•	TiVo Inc.;

•	Nippon Avionics Co., Ltd.;

•	Globecomm Systems Inc.;

•	PT Pasifik Satelit Nusantra; and

•	Crown Media Holdings, Inc.

      Private Investments. Merrill Lynch valued Hughes’ aggregate investments in private companies at $155 million based on their respective book values as of April 4, 2003:

•	Via Digital;

•	Technologies for Information & Entertainment;

•	Medical Science Partners;

•	Digital Media & Communications, II & III-C;

•	Tata Teleservices Limited;

•	ChinaCast Technology (BVI) Limited;

•	Hughes Escorts Communications Limited; and

•	One Touch Systems, Inc.

      Corporate Reserve Allocation. Merrill Lynch performed a DCF analysis of the net cash flow effect of the corporate overhead and reserve allocations of Hughes using projections provided by Hughes’ management.

Based on estimates provided by Hughes’ management, Merrill Lynch valued the present value of the Hughes net operating losses to be $159 million. Merrill Lynch also calculated the DCF for the corporate contingency and overhead allocations, assuming a discount rate of 10.0%, based upon the sum of the present values of:

•	the projected cash flows for the second quarter of 2003 through the fiscal year ended December 31, 2007; and

•	the 2007 terminal value based upon a range of assumed perpetual growth rates for the net cash flow effect of 1.0% to 2.0%.

	Low	High

	(in millions)
DCF Value of Corporate Contingency	$1,150	$1,275

      Using the analysis, Merrill Lynch estimated the value of corporate contingency and overhead allocations to be between ($1,100) million and ($1,300) million, as of March 31, 2003.

      Hughes on a Consolidated Basis. Using the analyses described above for each of Hughes’ principal businesses and significant investments, Merrill Lynch estimated the reference range of values and the range of per share value of the consolidated Hughes based on 1,382 million shares (i.e., the GM Class H dividend base) including 1,108 million shares of GM Class H common stock and 274 million notional shares representing GM’s retained economic interest in Hughes, options to acquire one million shares of GM Class H common stock with a weighted average exercise price of $7.20, options to acquire 30 million shares of GM Class H common stock with a weighted average exercise price of $12.38, $279 million of net debt and $460 million estimated value of contingent liabilities as of March 31, 2003:

	Low	High

	(in millions)
Reference Range Value	$14,818	$20,618

	Low	High

Implied Equity Value per Share	$10.75	$15.00

      Relative Valuation of Direct Broadcast Satellite Assets. Merrill Lynch compared the appropriate public enterprise valuation multiples of EchoStar’s core direct broadcast satellite assets, the DISH Network, versus Hughes’ core direct broadcast satellite assets, DIRECTV. This analysis was performed in order to confirm that the implied multiples for DIRECTV based on Merrill Lynch’s reference range were in line with the implied multiples for the DISH Network operated by EchoStar, which Merrill Lynch believed to be the closest comparable public company to DIRECTV. EchoStar’s core direct broadcast satellite assets were valued by taking EchoStar’s publicly traded enterprise value as of April 4, 2003 and subtracting the estimated sum-of-the-parts value of the non-direct broadcast satellite assets. Hughes’ core direct broadcast satellite assets were valued using our reference range for DIRECTV. See “— DIRECTV.”

Direct Broadcast Satellite		DIRECTV	DIRECTV
Asset Value as a Multiple of:	DISH at Market	at $14,000	at $18,000

Actual 2002 Subscribers	$2,077	$1,474	$1,895
Estimated 2003 Subscribers	$1,844	$1,366	$1,757
Estimated 2004 Subscribers	$1,698	$1,291	$1,660
Actual 2002 Direct Broadcast Satellite EBITDA	22.7x	16.8x	21.6x
Estimated 2003 Direct Broadcast Satellite EBITDA	15.5x	12.0x	15.5x
Estimated 2004 Direct Broadcast Satellite EBITDA	11.3x	9.0x	11.6x

This analysis indicates that the implied multiples for DIRECTV based on Merrill Lynch’s reference range were in line with the implied multiples for the DISH Network on a stand-alone basis based on its implied publicly traded value, as of April 4, 2003.

      News Corporation Trading Performance. Merrill Lynch reviewed the trading performance of News Corporation securities over the last twelve months relative to the S&P 500 Index and a weighted composite of diversified entertainment companies in order to ascertain whether the current valuation levels of News Corporation securities were in line with both its comparable companies and historical performance. The composite included the following companies:

•	AOL Time Warner Inc.;

•	Viacom Inc.; and

•	The Walt Disney Company.

		Diversified
	News Corporation	Entertainment
	Preferred ADSs	Composite	S&P 500

Stock Performance over Previous 12 Months, as of April 4, 2003	0.4%	(32.8%)	(22.0%)

This analysis indicates that the News Corporation Preferred ADSs have performed better than both of the comparable companies and the overall market over the previous twelve months.

      Merrill Lynch also analyzed the relative valuation of News Corporation Preferred ADSs relative to its diversified entertainment comparable companies.

	News	AOL Time
	Corporation	Warner	Viacom	Walt Disney

2003 EBITDA Multiple	11.2x	9.5x	13.4x	11.2x
2003 EPS Multiple	31.5x	15.6x	27.4x	26.0x

This analysis indicates that News Corporation Preferred ADSs generally trade in line with its diversified entertainment comparable companies.

      Finally, Merrill Lynch analyzed the relative valuation of the News Corporation Preferred ADSs (“NWS.A”) and News Corporation Ordinary ADSs (“NWS”) over the last twelve months.

	Low	Average	High

Relative Premium/(Discount) of NWS.A to NWS Over Previous 12 Months, as of April 4, 2003	(13.7%)	(15.7%)	(17.6%)

This analysis indicates that the 17.3% discount of the NWS.A compared to NWS is generally in line with historical discounts observed over the last twelve months.

      Consideration to be Received by GM and GM Class H Common Stockholders. Merrill Lynch reviewed the consideration to be received by GM in the transactions in light of the consideration to be received by the GM Class H common stockholders, and vice versa. Merrill Lynch noted that:

•	GM would receive a fixed value of $14.00 per Hughes share in cash and, in certain circumstances, News Corporation Preferred ADSs, subject to the collar mechanism, for its entire interest.

•	The GM Class H common stockholders would receive asset-based stock of Hughes in the form of Hughes common stock in exchange for approximately 82.4% of their current shares of GM Class H common stock, which is a tracking stock of GM, and would thus benefit from the exchange of tracking stock for asset-based stock. The GM Class H common stockholders would also receive News Corporation Preferred ADSs, or up to 100% cash at News Corporation’s option, for approximately 17.6% of their shares of Hughes common stock received in the Hughes split-off share exchange at a fixed value of $14.00 per share, subject to the collar mechanism. The $14.00 price per share translates into an 8.7% and 17.6% premium to the approximate mid-point of the sum-of-the-parts valuation range of $12.88 per share and the GM Class H common stock closing price on April 4, 2003 of $11.90 per share, respectively. Assuming that the GM Class H common stockholders would receive 100% News Corporation Preferred ADSs (and no cash in the News stock acquisition), they would obtain a 6.9% to 9.9% pro forma ownership stake in the total capital stock of News Corporation based on the top and bottom ends of the collar, respectively.

•	In addition, GM would receive a $275 million special cash dividend from Hughes, which represents approximately $0.20 per share included in the GM Class H dividend base and 1.6% of the implied equity value, based on the GM Class H common stock closing price on April 4, 2003 of $11.90 per share. As a result of its 100% ownership of Hughes, GM controls Hughes. Because they are stockholders of GM (and not Hughes), GM Class H common stockholders do not have any direct voting or liquidation rights in Hughes. In selected precedent transactions, where a premium was paid for high vote shares, this resulted in an aggregate premium paid to the “controlling” shareholder varying from 0.8% to 9.4% of the total equity value.

•	The $14.00 per Hughes share consideration that GM would receive for 100% of its retained economic interest in Hughes represents a premium of $254 million to $474 million relative to the blended consideration received by the GM Class H common stockholders assuming the approximate midpoint of the sum-of-the-parts valuation range of $12.88 per share and the GM Class H common stock closing price on April 4, 2003 of $11.90 per share, respectively. If taken together with the $275 million special cash dividend, the implied premium to GM is within the range of premiums observed in precedent transactions noted above.

      Credit Rating Impact Considerations for GM. Merrill Lynch evaluated the potential impact to the financial position and credit rating of GM resulting from the proposed transactions. The appropriate credit statistics of GM were compared before and after giving effect to the proposed Hughes split-off (including the receipt by GM of the $275 million special cash dividend from Hughes) and the GM/News stock sale and assuming the transactions closed on December 31, 2003. GM was analyzed excluding the financial results of GMAC.

	GM Excluding GMAC

	Last 12 Months as of		Pro Forma GM
	December 2002		(Excluding Hughes)

EBITDA/ Gross Interest Expense	13.1	x	38.5	x
Total Debt/EBITDA	1.8	x	1.2	x
Total Debt/Book Capitalization	262.6%		Not Material
EBITDA-Capital Expenditures/ Interest	4.3	x	15.9	x
Net Liquidity ($ billion)	$0.3		$ 6.4

This analysis indicates that GM’s credit statistics would improve on a pro forma basis after giving effect to the transactions.

      Earnings Impact Considerations for GM. Merrill Lynch examined the pro forma impact to GM’s earnings per share, or EPS, calculated for the GM $1 2/3 par value common stockholders after giving effect to the proposed Hughes split-off (including the receipt by GM of the $275 million special cash dividend from Hughes) and the GM/News stock sale (assuming such transactions were completed as of December 31, 2002).

	Estimated	Estimated
Projected EPS	2003	2004

GM(1)(2)	$4.57	$5.18
Less: GMH Earnings/(Loss)(2)	(0.12)	0.03
Plus: Saved Interest Expense(3)	0.22	0.22

Pro Forma EPS	$4.91	$5.37
Accretion ($)	$0.34	$0.19
Accretion (%)	7.5%	3.6%

(1)	Assumes $14.00 price per share in the GM/News stock sale. Excludes impact of accounting gain on sale of assets. Assumes 20% of total proceeds of $3.8 billion paid in News Corporation Preferred ADSs and retained by GM.

(2)	Source: First Call earnings estimates for GM as of April 3, 2003. GM Class H common stock earnings taken from Hughes’ management projections. Assumes 19.9% of GMH’s projected earnings/(loss) attributable to GM $1 2/3 par value common stockholders, with 561 million shares outstanding.

(3)	Assumes 6% weighted average interest expense and 38.0% tax rate.

This analysis indicates that GM’s earnings per share for the GM $1 2/3 par value common stock would be higher on a pro forma basis after giving effect to the transactions.

          Bear Stearns Fairness Opinions

      GM retained Bear Stearns as a financial advisor in connection with the transactions in accordance with the terms of an engagement letter between GM and Bear Stearns. GM selected Bear Stearns to act as one of its financial advisors and to render its fairness opinion in connection with the transactions based on Bear Stearns’ qualifications, expertise and reputation in providing advice to companies in the media and communications industries as well as its prior investment banking relationship and familiarity with GM.

      At the April 9, 2003 meeting of the GM board of directors, Bear Stearns delivered its oral opinion, which opinion was later confirmed by delivery of a written opinion, to the effect that, as of the date of the opinion and based upon and subject to the various conditions, assumptions, limitations, and other matters set forth in the opinion, taking into account all relevant financial aspects of the transactions taken as a whole, the consideration to be provided to GM and to the holders of GM Class H common stock, as applicable, in the transactions is fair, from a financial point of view, to the holders of GM $1 2/3 par value common stock as a class and to the holders of GM Class H common stock as a class, respectively.

      On August 5, 2003, at a meeting of the GM board of directors held to consider the transactions, Bear Stearns delivered to the GM board of directors its oral opinion, which was later affirmed by a written opinion, confirming as of such date its opinion delivered on April 9, 2003. Unless otherwise specifically indicated, any references to the Bear Stearns opinion in this summary means the opinion delivered August 5, 2003.

      The full text of the Bear Stearns fairness opinion delivered on August 5, 2003 is included in Appendix E hereto and is incorporated into this document by reference. You are urged to read the Bear Stearns fairness opinion in its entirety for assumptions made, matters considered and limits of the review by Bear Stearns in arriving at its opinion. The Bear Stearns fairness opinion was directed to the GM board of directors and relates only to the fairness, from a financial point of view, to the GM $1 2/3 par value common stockholders as a class and to the GM Class H common stockholders as a class, respectively, taking into account all relevant financial factors and aspects of the transactions taken as a whole, of the consideration to be provided to GM and to the GM Class H common stockholders in the transactions, and does not constitute a recommendation to the GM board of directors or any GM common stockholder as to whether such stockholder should vote to approve any of the proposals described in this document. The summary of the Bear Stearns fairness opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion.

      In connection with rendering its opinion at the August 5, 2003 GM board of directors meeting, Bear Stearns, among other things:

•	reviewed executed copies (including any exhibits thereto) dated April 9, 2003 of: the stock purchase agreement (as amended on April 25, 2003); the GM/Hughes separation agreement; the merger agreement (as amended on July 16, 2003); the proposed amendments to Article Fourth of the GM restated certificate of incorporation; and the proposed new Hughes certificate of incorporation and by-laws;

•	reviewed GM’s restated certificate of incorporation and by-laws, each as of August 5, 2003, GM’s Annual Reports to Shareholders for the years ended December 31, 2000 through 2002, its Annual Reports on Form 10-K for the years ended December 31, 2000 through 2002, its Quarterly Report on Form 10-Q for the period ended March 31, 2003, its press release for the period ending June 30, 2003 including preliminary financial results for the three and six month periods ending June 30, 2003, and its Reports on Form 8-K for the three years ended August 5, 2003;

•	reviewed Hughes’ certificate of incorporation and by-laws, each as of August 5, 2003, Hughes’ Annual Reports to Shareholders for the years ended December 31, 2000 through 2002, its Annual Reports on Form 10-K for the years ended December 31, 2000 through 2002, its Quarterly Report on Form 10-Q for the period ended March 31, 2003, its press release for the period ending June 30, 2003 including preliminary financial results for the three and six month periods ending June 30, 2003 and its Reports on Form 8-K for the three years ended August 5, 2003;

•	reviewed PanAmSat’s Annual Reports to Shareholders for the years ended December 31, 2000 through 2002, its Annual Reports on Form 10-K for the years ended December 31, 2000 through 2002, its Quarterly Report on Form 10-Q for the period ended March 31, 2003, its press release for the period ending June 30, 2003 including preliminary financial results for the three and six month periods ending June 30, 2003, and its Reports on Form 8-K for the three years ended August 5, 2003;

•	reviewed News Corporation’s Annual Reports to Shareholders and Annual Reports on Form 20-F and Form 20-F/A (as applicable) for the fiscal years ended June 30, 2000 through 2002 and its Report on Form 6-K for the period ended March 31, 2003;

•	reviewed the consent solicitation statement/ prospectuses included in Amendment No. 1 to the Schedule 14A, Form S-4 Registration Statement and Form F-4 Registration Statement filed with the SEC on July 24, 2003 by GM, Hughes and News Corporation, respectively;

•	reviewed certain operating and financial information forecasts for the five years ended 2007, provided to Bear Stearns by management of Hughes and its related affiliates relating to their respective businesses and business prospects;

•	reviewed certain operating and financial information provided to Bear Stearns by management of News Corporation relating to News Corporation’s businesses;

•	discussed with management of GM and Hughes the current business landscape related to Hughes’ businesses, the competitive environment of the media and satellite communications sectors and the strategic benefits of pursuing the transactions and discussed with management of News Corporation the businesses and competitive environment of News Corporation;

•	performed sum-of-the parts valuation analysis of Hughes based upon, among other things:

-	historical prices, trading multiples and trading volumes of the common shares of Hughes and PanAmSat;

-	financial data, stock market performance data and trading multiples of companies that Bear Stearns deemed generally comparable to Hughes’ significant businesses (DIRECTV, DIRECTV Latin America, PanAmSat and Hughes Network Systems entities (“HNS”));

-	discounted cash flow analyses based on the projections furnished to Bear Stearns by Hughes of Hughes’ significant businesses (DIRECTV, DIRECTV Latin America, PanAmSat and certain cash flow components of HNS);

•	reviewed the historical prices, trading multiples and trading volumes of the News Corporation Preferred ADSs, preferred stock and ordinary shares of News Corporation;

•	reviewed financial data, stock market performance data and trading multiples of companies that Bear Stearns deemed generally comparable to News Corporation;

•	reviewed the pro forma financial results, financial condition and capitalization of GM, Hughes and News Corporation after giving effect to the transactions; and

•	conducted such other studies, analyses, inquiries and investigations as Bear Stearns has deemed appropriate.

      In the course of its review, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including, among other things, the projections provided to it by GM and Hughes. With respect to the financial forecast information furnished to or discussed with it by GM and Hughes, Bear Stearns assumed that such information had been reasonably prepared and reflected the best then available estimates of the senior managements of GM and Hughes as to the expected future financial performance of GM and Hughes, as the case may be. Bear Stearns did not take into account the amount and timing of any potential revenue and cost savings synergies and related expenses that may result from the transactions. Bear Stearns has not assumed any responsibility for the independent verification of any such information or of the projections provided to it, and Bear Stearns has further relied upon the assurances of the senior managements of GM and Hughes that they are unaware of any facts that would make the information and projections provided to Bear Stearns incomplete or misleading. In arriving at its opinion, Bear Stearns has not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of GM, Hughes, News Corporation, or GMH Merger Sub, nor has Bear Stearns been furnished with any such appraisals.

      Furthermore, Bear Stearns has assumed that the Hughes split-off share exchange will qualify as a tax-free distribution under Section 355 and the relating provisions of the Code. GM also advised Bear Stearns, and Bear Stearns assumed, that as a result of the GM charter amendment, Article Fourth, Division I, Section (c) of the GM restated certificate of incorporation relating to the recapitalization of GM Class H common stock will not apply to the transactions.

      Bear Stearns has assumed: (1) that the transactions will be completed in a timely manner and in accordance with the terms of the applicable transaction agreements without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on GM, Hughes, News Corporation, or GMH Merger Sub; (2) that there will be no material adverse effect on GM, Hughes or News Corporation resulting from the accounting treatment of the transactions; and (3) that there will be no material adverse effect on GM resulting from any payments made by GM with respect to certain contingent liabilities of Hughes.

      During the course of its engagement, Bear Stearns was asked by the GM board of directors to solicit indications of interest from various third parties regarding a transaction involving Hughes, and Bear Stearns considered such results when rendering its opinion. The terms of the transactions were developed by the managements of GM and Hughes and were approved by the GM board of directors and the Hughes board of directors.

      Bear Stearns has been previously engaged by GM, affiliates of GM and News Corporation to provide investment banking and financial advisory services for which Bear Stearns received customary fees. Bear Stearns is presently engaged as a financial advisor to News Corporation in respect of matters unrelated to the transactions. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of GM, Hughes, News Corporation or their respective public affiliates for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to summary description. Bear Stearns believes that all of its analyses must be considered together, and that selecting any one analysis could create an incomplete view of the processes underlying its opinion. Furthermore, no opinion is being expressed as to the prices or range of prices at which the shares of GM $1 2/3 par value common stock, GM Class H common stock or News Corporation Preferred ADSs may trade at any future time. Bear Stearns’ fairness opinion is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date of such opinion.

      The following is a summary of the material analyses performed by Bear Stearns in connection with the preparation of its fairness opinion dated April 9, 2003. In connection with its fairness opinion dated August 5, 2003, Bear Stearns reviewed the analyses it performed in connection with the preparation of the fairness opinion dated April 9, 2003 in light of current market conditions, updated financial information with respect to GM, Hughes and News Corporation and the amendments to the stock purchase agreement and merger agreement. Bear Stearns thereafter confirmed as of August 5, 2003 that no material changes had occurred since the delivery of its opinion dated April 9, 2003 that caused it to change its conclusion that, as of August 5, 2003, based upon and subject to the conditions, assumptions, limitations and other matters set forth in its opinion, taking into account all relevant financial aspects of the transactions taken as a whole, the consideration to be provided to GM and to the holders of GM Class H common stock, as applicable, in the transactions is fair, from a financial point of view, to the holders of GM $1 2/3 par value common stock as a class and to the holders of GM Class H common stock as a class, respectively. Some of the summaries of financial analyses underlying the fairness opinion of Bear Stearns dated April 9, 2003 include information presented in tabular format. In order to fully understand such financial analyses used by Bear Stearns, the tables must be read together with the text of each summary. The tables alone do not represent a complete description of the financial analyses.

      The summary of certain analyses set forth below with respect to the fairness opinion of Bear Stearns dated April 9, 2003 does not purport to be a complete description of the analyses underlying such fairness opinion. Moreover, the estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, such analyses relating to the value of businesses or securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold.

      As part of the transactions, the current holders of the GM Class H common stock, upon the completion of the transactions, will receive asset-based stock of Hughes in the form of Hughes common stock in exchange for approximately 82.4% of their shares of GM Class H common stock, which is a tracking stock of GM. Such holders also will receive approximately $14.00 per share in News Corporation ADSs and/or cash, for the remaining approximately 17.6%, subject to adjustment based on the collar mechanism. GM will receive $14.00 per share in cash for 80% of its retained economic interest in Hughes (the fixed price shares), and approximately $14.00 per share in News Corporation ADSs and/or cash, for the remaining 20% (the variable price shares), subject to adjustment based on the collar. In addition, GM will receive a $275 million special cash dividend from Hughes in connection with the transactions. Bear Stearns performed its analyses giving effect not only to the Hughes split-off, including the $275 million special cash dividend, and the GM/News stock sale but also to the News stock acquisition and certain other related transactions, all of which were deemed to be relevant by Bear Stearns to the GM $1 2/3 par value common stockholders and to the GM Class H common stockholders. For more information about the consideration that GM and the holders of GM Class H common stock will receive in the transactions, see “—Description of the Transactions— The Hughes Split-Off,” “— The GM/News Stock Sale” and “—The News Stock Acquisition.”

      Hughes Analysis. Bear Stearns performed a sum-of-the-parts valuation of each of Hughes’ principal businesses and significant investments in order to derive an implied equity value per share for Hughes. Bear Stearns examined and independently valued DIRECTV, DIRECTV Latin America, PanAmSat, HNS, Hughes’ investment portfolio and Hughes’ corporate reserve allocation. The corporate reserve allocation represents an estimate by Hughes’ management of future cash expenses that are not otherwise directly allocated to any of the business units of Hughes.

      Bear Stearns estimated the range of per share value of consolidated Hughes based on the following: 1,382 million shares (i.e., the GM Class H dividend base), including 1,108 million shares of GM Class H common stock and 274 million notional shares representing GM’s retained economic interest in Hughes; options to acquire 1 million shares of GM Class H common stock with a weighted average exercise price of $7.20 and options to acquire 30 million shares of GM Class H common stock with a weighted average exercise price of $12.38 for the low and high value, respectively; $279 million of net debt; and $460 million in value of contingent liabilities estimated by Hughes’ management as of March 31, 2003. Set forth below is a summary of Bear Stearns’ sum-of-the-parts valuation analysis.

Segment	Low	High

	($ in millions,
	except per share data)
DIRECTV	$14,000	$18,000
DIRECTV Latin America	(300)	300
PanAmSat	1,782	1,782
HNS	1,000	2,000
Investment Portfolio	375	375
Corporate/ Contingencies	(1,300)	(1,100)

Total Enterprise Value	$15,557	$21,357
Implied Equity Value	$14,818	$20,618
Implied Equity Value per Share	$10.75	$15.00

      The implied equity value per share of Hughes included in the sum-of-the-parts analysis presented to the GM board of directors on April 9, 2003 represents the consensus value range of Bear Stearns and Merrill Lynch based on each bank’s independent valuation of the respective assets.

      Bear Stearns compared its implied equity value per share range to the closing stock price and 20-day average stock price ending April 4, 2003 of $11.90 per share and $10.71 per share, respectively.

      DIRECTV. Bear Stearns performed a discounted cash flow, or DCF, analysis of DIRECTV using projections provided by Hughes’ management.

      The DCF analysis of DIRECTV, which includes the after-tax unlevered free cash flow associated with National Rural Telecommunications Cooperative subscribers, was calculated assuming discount rates ranging from 10.5% to 12.5% and was comprised of the sum of the present values of:

•	the projected after-tax unlevered free cash flows for the final three quarters of 2003 through the year ended December 31, 2007; and

•	the December 31, 2007 terminal value based upon a range of multiples of estimated 2007 earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA, from 8.5x to 11.5x.

Segment	Low	High

	($ in millions)
Reference Value Range	$14,000	$18,000

      The reference value range as used herein represents the estimate of the range of value that the entity contributes to aggregate firm value. The reference value range included in the sum-of-the-parts analysis presented to the GM board of directors on April 9, 2003 represents the consensus value range of Bear Stearns and Merrill Lynch based on each bank’s independent valuation of DIRECTV.

      Using publicly available information, Bear Stearns compared selected historical stock, financial and operating data and ratios for DIRECTV with corresponding data and ratios of EchoStar. DIRECTV is not a separate publicly traded company. However, Bear Stearns imputed a public trading value for DIRECTV by:

•	calculating total enterprise value for Hughes based on public market values at April 4, 2003 (enterprise value, as used herein, is the market value of equity, plus debt, plus minority interests, minus cash and minus the value of any unconsolidated investments); and

•	subtracting the estimated sum-of-the-parts enterprise value for all non-DIRECTV related assets, net of the estimated value attributed to corporate contingent liabilities.

      EchoStar was selected by Bear Stearns based upon Bear Stearns’ views as to the comparability of the financial and operating characteristics of EchoStar to DIRECTV.

      Bear Stearns calculated the direct broadcast satellite enterprise value as a multiple of current subscribers from October 25, 2000, one year before the announcement of the previously proposed Hughes/ EchoStar merger (which has been terminated for a failure to receive regulatory approval), through April 4, 2003 for both DIRECTV and EchoStar’s DISH Network. EchoStar projected financial data is based on consensus Wall Street equity research. Bear Stearns compared the projected growth, margins and other operating statistics for these two companies, as well as the current and historical direct broadcast satellite enterprise value to subscriber multiples. Over this time period, the implied DIRECTV enterprise value to subscriber multiple was 20% to 30% below that of EchoStar. Since the termination of the Hughes/ EchoStar merger in December 2002, the DIRECTV enterprise value to subscriber multiple was approximately 30% below that of EchoStar. Bear Stearns believes that EchoStar trades at a premium due to higher projected margins and growth in subscribers, revenue, EBITDA and returns on incremental subscribers. EchoStar’s per subscriber multiple of $2,077 as of April 4, 2003, compared to DIRECTV’s DCF implied enterprise value to current subscriber multiples of $1,450 to $1,850, represents a discount consistent with the historical relationship noted above.

      DIRECTV Latin America. Bear Stearns performed a DCF analysis of DIRECTV Latin America using projections contained in the most recent DTVLA in-court restructuring plan, which as of April 9, 2003 reflected DTVLA’s management’s expectations with regard to contract renegotiations and cost savings to be achieved from the bankruptcy process. The DCF values represent the implied net equity value of Hughes’ stake assuming a range of post-restructuring equity ownership from 50% to 100%. Hughes’ equity value is net of the $300 million debtor-in-possession financing facility, which Hughes has committed to provide to DTVLA.

      The DCF for DIRECTV Latin America was calculated assuming discount rates ranging from 30.0% to 40.0% (relating to both Latin American country risk as well as the risks associated with companies in financial distress) and was comprised of the sum of the present values of:

•	the projected after-tax unlevered free cash flows for the final three quarters of 2003 through the year ended December 31, 2007; and

•	the December 31, 2007 terminal value based upon a range of multiples of estimated 2007 EBITDA, from 4.0x to 6.0x.

      Based on the foregoing analysis, Bear Stearns arrived at a value range based on the reorganization plan of $0 to $500 million. However, given the uncertainties associated with DTVLA’s plan of reorganization, Bear Stearns and Merrill Lynch agreed that a range of ($300) to $300 million more accurately reflected the value of DIRECTV Latin America.

	Low	High

	(in millions)
Reference Value Range	$(300)	$300

      PanAmSat. Bear Stearns utilized the public market price of PanAmSat to calculate attributable value in the sum-of-the-parts analysis. The closing stock price of $14.75 on April 4, 2003 translated into a value of $1,782 million based on 120.8 million shares of PanAmSat common stock held by Hughes. The valuation included in the sum-of-the-parts analysis presented to the GM board of directors on April 9, 2003 represents the consensus value of Bear Stearns and Merrill Lynch based on each bank’s independent valuation of Hughes’ attributable value of PanAmSat.

      Bear Stearns also performed a DCF analysis of PanAmSat using projections provided by Hughes’ management.

      The DCF value of Hughes’ approximate 81% indirect interest in PanAmSat was calculated assuming discount rates ranging from 8.5% to 10.5%, $1,732 million of net debt attributable to PanAmSat and was comprised of the sum of the present values of:

•	the projected after-tax unlevered free cash flows for the final three quarters of 2003 through the year ended December 31, 2007; and

•	the December 31, 2007 terminal value based upon a range of multiples of estimated 2007 EBITDA, from 4.0x to 6.0x.

      The DCF value per share range of $12.00 to $18.00 compared to PanAmSat’s closing price and 20-day average price as of April 4, 2003 of $14.75 and $14.32, respectively. The DCF value per share range translated into a $1,350 million to $2,335 million value range for the approximately 81% indirect interest of Hughes in PanAmSat, or an implied enterprise value to 2003 EBITDA multiple range of 5.7x to 7.8x.

      Bear Stearns also considered the 52-week trading range of PanAmSat of $12.60 to $25.99 as of April 4, 2003. PanAmSat had declined by 59.7% over the past 24 months, compared to a decline in a FSS index (this index includes SES Global S.A. and New Skies Satellites N.V.) of 55.4%. This compares to a decrease of 22.2% for PanAmSat and an increase of 20.4% for the FSS index since the week prior to the termination on December 16, 2002 of the transaction agreements among GM, Hughes and EchoStar. Bear Stearns noted that certain termination provisions of the Hughes/ EchoStar merger agreement, which potentially required EchoStar to purchase Hughes’ indirect interest in PanAmSat for $22.47 per share, affected PanAmSat’s stock price over the 52-week trading range.

      Using publicly available information, Bear Stearns compared selected historical stock, financial and operating data and ratios for PanAmSat with corresponding data and ratios of similar publicly traded companies. These companies were selected by Bear Stearns based upon Bear Stearns’ views as to the comparability of the financial and operating characteristics of these companies to PanAmSat.

      The companies included in the PanAmSat comparable company analysis were as follows:

	Enterprise Value/		Enterprise Value/
Comparable Company Analysis	2003 Revenue		2003 EBITDA

PanAmSat	4.79	x	6.6	x
SES Global S.A.	4.54		5.6
New Skies Satellites N.V.	2.42		4.4

      Hughes Network Systems. Bear Stearns performed a valuation of HNS (including Spaceway) based on projections and other information provided by Hughes’ management.

      The valuations for the constituent businesses of HNS were calculated using trading multiples of companies that Bear Stearns deemed generally comparable to certain of HNS’s businesses, a DCF analysis of the DirecWay segment and HNS’s corporate expenses and percentages of capital invested in Spaceway.

      The companies included in the HNS comparable company analysis were:

		Enterprise Value/
Segment	Comparable Company Analysis	2003 Revenue

Enterprise	Gilat Satellite Networks, Ltd.	0.58	x
Set-top	Scientific-Atlanta, Inc.	0.90
	THOMSON S.A.	0.33
	Pace Micro Technology plc	0.28
Carrier	ECI Telecom Ltd.	0.11
	Harris Corporation	0.84

      Bear Stearns used the following revenue multiple ranges in calculating the value of the following HNS business segments:

•	Enterprise: 0.50x— 0.75x 2003E Revenue

•	Set-top: 0.25x— 0.50x 2003E Revenue

•	Carrier: 0.25x— 0.50x 2003E Revenue

      The DCF analysis of the DirecWay segment and HNS’s corporate expenses were calculated assuming discount rates ranging from 10.5% to 12.5%, and were comprised of the sum of the present values of:

•	the projected after-tax unlevered free cash flows for the final three quarters of 2003 through the year ended December 31, 2007; and

•	the December 31, 2007 terminal value based upon a range of perpetual growth rates of 1.0% to 3.0%.

      Bear Stearns estimated the value of Hughes’ investment in Spaceway to be between 50% and 100% of the estimated invested capital of $1.4 billion, resulting in a range of value from $700 million to $1.4 billion. Spaceway was valued based on a range of 50% to 100% of invested capital since the business is not yet operational and revenues and profits are not expected until late 2004/early 2005.

      The methodologies described above resulted in an aggregate enterprise value range as follows:

	Low	High

	($ in millions)
Reference Value Range	$1,000	$2,000

      The reference value range included in the sum-of-the-parts analysis presented to the GM board of directors on April 9, 2003 represents the consensus value range of Bear Stearns and Merrill Lynch based on each bank’s independent valuation of HNS.

      Investment Portfolio. Bear Stearns valued Hughes’ aggregate public and private investments listed below at $375 million. For public investments, the value was based on the respective closing prices and applicable currency exchange rates as of April 4, 2003. For private investments, the value was based on book value as of December 31, 2002, provided by Hughes’ management.

      Public Investments

      Crown Media Holdings, Inc.

      TiVo Inc.
      Globecomm Systems Inc.
      Hughes Software Systems Ltd.
      Nippon Avionics Co., Ltd.
      PT Pasifik Satelit Nusantra
      NextWave Telecom Inc.
      XM Satellite Radio Holdings Inc.

      Private Investments

      Via Digital

      Technologies for Information & Entertainment
      Medical Science Partners
      Digital Media & Communications, II & III-C
      Tata Teleservices Limited
      ChinaCast Technology (BVI) Limited
      Hughes Escorts Communications Limited
      One Touch Systems, Inc.

      Corporate/Contingencies. Bear Stearns performed a DCF analysis of the net cash flow effect of the corporate reserve allocations of Hughes using projections provided by Hughes’ management. Bear Stearns also valued estimated year-end 2003 net operating losses (“NOLs”) of $314 million provided by Hughes’ management.

      The DCF for corporate contingency was calculated assuming discount rates ranging from 10.5% to 12.5% and was comprised of the sum of the present values of:

•	the projected after-tax unlevered free cash flows for the final three quarters of 2003 through the year ended December 31, 2007;

•	the NOLs were assumed to be utilized in 2004; and

•	the December 31, 2007 terminal value based upon a range of assumed perpetual growth rates for the net cash flow effect from 1.0% to 3.0%.

	Low	High

	($ in millions)
Reference Value Range	$(1,300)	$(1,100)

      The reference value range included in the sum-of-the-parts analysis presented to the GM board of directors on April 9, 2003 represents the consensus value range of Bear Stearns and Merrill Lynch based on each banks’ independent valuation of the net cash flow effect of the corporate reserve allocations of Hughes.

      Consideration to GM. In connection with the GM/News stock sale, News Corporation will pay GM $14.00 per share in cash for 80% of its retained economic interest in Hughes, and $14.00 per share in News Corporation Preferred ADSs and/or cash, as applicable, for the remaining 20%, subject to the collar arrangement. Assuming that GM receives News Corporation Preferred ADSs (and no cash) in the GM/News stock sale for 20% of its interest in Hughes, its pro forma ownership in News Corporation will be between 1.9% and 2.8% based on the top and bottom ends of the collar, respectively. Bear Stearns compared the $14.00 per share consideration to be received by GM in the GM/News stock sale to the approximate mid-point of the sum-of-the-parts valuation range of $12.88 per share, the GM Class H common stock closing price on April 4, 2003 of $11.90 per share, and the GM Class H common stock price at other points in time as set forth below:

GM Class H Common Stock Price	Premium to GM

Mid-Point of Sum-of Parts ($12.88)	8.7%
As of 4/4/03	17.6
One Week Average	22.3
One Month Average	32.4
Three Month Average	32.2
Six Month Average	34.3
One Year Average	25.8
52-Week High	(16.9)
52-Week Low	71.8

      Credit Impact Considerations for GM. Bear Stearns evaluated the potential impact to the financial position and credit position of GM resulting from the transactions. The appropriate credit statistics are compared before and after giving effect to an approximately $3.8 billion reduction of GM’s retained economic interest in Hughes (of which Bear Stearns assumed 20% of the consideration would be in the form of News Corporation Preferred ADSs to be retained by GM) and to the $275 million special cash dividend from Hughes. GM was analyzed excluding the financial results of GMAC, GM’s financing and insurance operations.

	GM Last 12 Months		Pro Forma GM
	as of December 2002		(Excluding Hughes)

EBITDA/Gross Interest Expense	13.1	x	38.5	x
Total Debt/EBITDA	1.8	x	1.2	x
EBITDA-Capital Expenditures/Interest	4.3	x	15.9	x
Net Liquidity (in billions)	$0.3		$6.4

      Net liquidity is defined as cash and equivalents (including $3.0 billion VEBA cash) less total debt. This analysis includes $0.8 billion in marketable securities representing News Corporation Preferred ADSs to be retained by GM. This analysis indicates that GM’s credit statistics would improve on a pro forma basis after giving effect to the GM/Hughes separation.

      Earnings Impact Considerations for GM. Bear Stearns examined the pro forma impact to GM’s earnings per share (“EPS”) of GM $1 2/3 par value common stock, after giving effect to an approximately $3.8 billion reduction of GM’s retained economic interest in Hughes (of which Bear Stearns assumed 20% of the consideration would be in the form of News Corporation Preferred ADSs to be retained by GM) and to the $275 million special cash dividend from Hughes.

Projected EPS	2003 Estimated	2004 Estimated

EPS Attributable to GM $1 2/3 par value common stock	$4.57	$5.18
Add Back: Hughes Net (Income)/Loss Attributable to GM $1 2/3 par value common stock	0.12	(0.03)
Plus: Saved Interest Expense	0.22	0.22
Pro Forma EPS	$4.91	$5.37
Accretion ($)	$0.34	$0.19
Accretion (%)	7.5%	3.6%

      EPS estimates represent First Call consensus estimates for GM and Hughes as of April 4, 2003 (19.9% of Hughes’ (income)/loss is excluded from GM’s earnings). This analysis assumes cash consideration to be received by GM, including the $275 million special cash dividend, is used to retire outstanding indebtedness. Bear Stearns has not assumed that GM will liquidate the News Corporation Preferred ADSs for cash for the purpose of this analysis. Bear Stearns assumed a 6.0% pretax cost of debt and a tax rate of 38.0%. This analysis indicates that GM’s earnings per share for the GM $1 2/3 par value common stock would be higher on a pro forma basis after giving effect to the Hughes split-off and the GM/News stock sale.

      Consideration to GM Class H Common Stockholders. In connection with the Hughes split-off, the GM/News stock sale and the News stock acquisition, the GM Class H common stockholders will receive shares of Hughes common stock, which will be an asset-based stock of Hughes, in exchange for 82.4% of their GM Class H common stock, which is a tracking stock of GM, and $14.00 per share in News Corporation ADSs and/or cash, in exchange for approximately 17.6% of their shares of Hughes common stock received in the Hughes split-off share exchange. Bear Stearns noted that various features of the GM Class H common stock suggest that investors may not value it as highly as an asset-based stock: (1) as a result of its 100% ownership of Hughes, GM controls Hughes, and GM alone has the ability to effect strategic combinations involving Hughes; (2) potential appreciation could be limited by GM’s exercise of its right to effect a mandatory recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate; (3) because they are stockholders of GM (not Hughes), the GM Class H common stockholders do not have direct voting or liquidation rights in Hughes; (4) Hughes is subject to risks unrelated to the performance of its own business; and (5) as a tracking stock, GM Class H common stock is not eligible for inclusion in certain market indices. Based on the above and professional judgment, Bear Stearns believes that the asset-based stock of Hughes is more valuable than tracking stock of GM relating to Hughes.

      The GM Class H common stockholders also will receive News Corporation Preferred ADSs, or up to 100% cash at News Corporation’s option, for approximately 17.6% of their shares of Hughes common stock received in the Hughes split-off share exchange at a fixed value of $14.00 per share, subject to the collar arrangement. The $14.00 price per share translates into a 8.7% and 17.6% premium to the approximate mid-point of the sum-of-the-parts valuation range of $12.88 per share and the GM Class H common stock closing price on April 4, 2003 of $11.90 per share, respectively. Assuming that the GM Class H common stockholders receive 100% News Corporation Preferred ADSs (and no cash) in the News stock acquisition, they will obtain a 6.9% to 9.9% pro forma ownership stake in News Corporation based on the top and bottom ends of the collar, respectively.

      GM’s Receipt of the Special Cash Dividend / Sale of Entire Position. In connection with the transactions, GM will receive the $275 million special cash dividend from Hughes. The $275 million special cash dividend from Hughes represents differential consideration to GM equal to 1.5% to 1.6% of the implied equity value to be received by GM and the GM Class H common stockholders in the transactions based on the approximate mid-point of the sum-of-the-parts valuation range of $12.88 per share and the GM Class H common stock closing price on April 4, 2003 of $11.90 per share, respectively. In assessing the $275 million special cash dividend, Bear Stearns considered the mean and median premiums paid to high vote shareholders in change-of-control transactions involving differential consideration. In these transactions, the range of differential consideration to total transaction equity value was 1% to 9%.

      GM is selling 100% of its retained economic interest to News Corporation, with 80% being acquired for cash at $14.00 per notional share and 20% being acquired for News Corporation Preferred ADSs and/or cash (at News Corporation’s election) at $14.00 per share. As indicated above, the GM Class H common stockholders will receive $14.00 in either News Corporation Preferred ADSs and/or cash, at News Corporation’s election, for only a portion of their shares. The consideration that GM will receive for 100% of its retained economic interest represents a premium of $254 million to $474 million relative to the blended consideration received by the GM Class H common stockholders assuming the approximate midpoint of the sum-of-the-parts valuation range of $12.88 per share and the GM Class H common stock closing price on April 4, 2003 of $11.90 per share, respectively. If taken together with the $275 million special cash dividend, the implied premium to GM is within the range of premiums observed in precedent transactions noted above.

      News Corporation Analysis. Bear Stearns observed the closing price and 20-day trading average of News Corporation Preferred ADSs as of April 4, 2003 were $22.40 per share and $21.13 per share, respectively. As of that date, News Corporation had market value of equity of $32.8 billion, with debt and preferred stock of $10.9 billion and cash of $3.8 billion. Undrawn bank facilities and the recent agreement with Liberty Media providing for the issuance of $500 million in News Corporation Preferred ADSs represent an additional $2.2 billion of liquidity for News Corporation.

      Bear Stearns considered the 52-week trading range of News Corporation Preferred ADSs of $15.32 to $25.91 as of April 4, 2003. News Corporation Preferred ADSs were trading at 87% of its 52-week high as of the same date compared to 70% for Hughes. News Corporation Preferred ADSs have declined by 8.9% over the past 24 months, compared to a group of generally comparable companies including AOL Time Warner, Viacom (reflects VIA.B) and The Walt Disney Company, which declined by 67.1%, 0.8% and 35.6%, respectively. GM Class H common stock declined by 34.4% over the same time period and News Corporation Preferred ADSs have generally outperformed GM Class H common stock over different time intervals. Bear Stearns also compared the trading performance of News Corporation Preferred ADSs to News Corporation ordinary shares. As of April 4, 2003, News Corporation Preferred ADSs were trading at a 17.3% discount to News Corporation ordinary shares, a relationship consistent with the three, six and twelve month average discount of 16.7%, 16.2% and 15.7%, respectively.

      Bear Stearns compared the News Corporation Preferred ADSs closing and 20-day average prices of $22.40 and $21.13, respectively, to Wall Street research analysts’ twelve month average target price of $29.84. The average was based on the three most recent reports published prior to April 4, 2003 and covered a range between $27.53 to $32.00 per share. The $29.84 average Wall Street research price target represents upside to the closing and 20-day average price of News Corporation Preferred ADSs on April 4, 2003 of 33.2% and 41.2%, respectively. In comparison, Bear Stearns analyzed Wall Street research analysts’ twelve month average price target of $15.00 for GM Class H common stock. The average was based on the six most recent reports published prior to April 4, 2003, and covered a range of target prices between $13.00 and $19.00 per share. The average target stock price of $15.00 represents a 16.5% and 26.1% upside to the approximate mid-point of the sum-of-the-parts valuation range of $12.88 per share, and the GM Class H common stock closing price on April 4, 2003 of $11.90 per share.

      Using publicly available information, Bear Stearns compared selected historical stock, financial and operating data and ratios for News Corporation with corresponding data and ratios of similar publicly traded companies. These companies were selected by Bear Stearns based upon Bear Stearns’ view as to the comparability of the financial and operating characteristics of these companies to News Corporation. The companies included in the comparable company analysis were as follows:

	News		AOL
	Corporation		Time Warner		Viacom		Walt Disney

Enterprise Value to:
2002 EBITDA	13.8	x	9.5	x	15.0	x	12.9	x
2003 EBITDA	11.2		9.5		13.4		11.2
Stock Price to:
2002 EPS	39.1	x	13.1	x	31.8	x	30.1	x
2003 EPS	31.5		15.6		27.4		26.0

      Miscellaneous. Pursuant to the engagement letter with respect to Bear Stearns, GM agreed to pay Bear Stearns fees of:

(1)	$1,000,000 on the date of such engagement letter (which amount is credited towards the amount payable under item (3) below);

(2)	$500,000 payable upon delivery of its fairness opinion (which amount is credited towards the amount payable under item (3) below); and

(3)	between $10 million and $24 million after the completion of the transactions, such amount to be determined by GM after consultation with Bear Stearns and based upon the difference in the value of the interests of the GM $1 2/3 par value common stockholders and GM Class H common stockholders in Hughes at the time of announcement and those interests around the time of the completion of the transactions.

      GM has also agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify Bear Stearns and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

      Bear Stearns has in the past performed investment banking services for GM and affiliates of GM, for which services Bear Stearns has received compensation. As part of its investment banking business, Bear Stearns regularly is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Fairness Opinions of Hughes’ Financial Advisors

      Descriptions of the fairness opinions of Hughes’ financial advisors in connection with the merger, Credit Suisse First Boston and Goldman Sachs, are set forth below. These descriptions are qualified in their entirety by reference to the full text of the opinions included in Appendix E to this document or filed as exhibits to the registration statements of which this document is a part, as applicable.

      The fairness opinions described below relate to the merger, which will implement the News stock acquisition and be completed immediately following the completion of the Hughes split-off and the GM/News stock sale. As part of the merger, GMH Merger Sub, a wholly owned indirect subsidiary of News Corporation, will merge with and into Hughes and Hughes will be the surviving corporation. For a more detailed description of the merger, see “—Description of the Transactions— The News Stock Acquisition” and “Description of Principal Transaction Agreements— Merger Agreement.”

Credit Suisse First Boston Fairness Opinions

      Credit Suisse First Boston has acted as financial advisor for GM and Hughes in connection with the merger that will implement the News stock acquisition. Credit Suisse First Boston was selected based on Credit Suisse First Boston’s experience, expertise, reputation and its familiarity with GM and Hughes and their respective businesses. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

      In connection with Credit Suisse First Boston’s engagement, GM and Hughes requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to the holders of Hughes common stock immediately prior to the merger, of the merger consideration to be received by such holders in the merger. On April 9, 2003, at a meeting of the GM board of directors and the Hughes board of directors held to consider the transactions, Credit Suisse First Boston rendered to the GM board of directors and the Hughes board of directors an oral opinion, which opinion was later confirmed by delivery of a written opinion, to the effect that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications described in the opinion, the merger consideration to be received by holders of Hughes common stock in the merger is fair, from a financial point of view, to the holders of Hughes common stock (other than News Corporation and its affiliates) as of immediately prior to the merger.

      Credit Suisse First Boston reconfirmed its opinion dated April 9, 2003 by delivering a written opinion to the Hughes board of directors and GM board of directors dated August 5, 2003. Unless otherwise specifically indicated, any reference to the opinion of Credit Suisse First Boston in this summary means the opinion dated August 5, 2003.

      The full text of Credit Suisse First Boston’s written opinion, dated as of August 5, 2003, to the GM board of directors and the Hughes board of directors, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto in Appendix E to this document and is incorporated into this document by reference. You are urged to, and should, read this opinion carefully and in its entirety. Credit Suisse First Boston’s opinion is addressed and delivered to the GM board of directors and the Hughes board of directors in connection with their consideration of the transactions and does not constitute a recommendation with respect to how any GM common stockholder should vote or act on any matter relating to the transactions or any other proposals described in this document. This summary of Credit Suisse First Boston’s opinion in this document is qualified in its entirety by reference to the full text of the opinion.

      In arriving at its opinion Credit Suisse First Boston reviewed:

•	certain publicly available business and financial information relating to Hughes and News Corporation;

•	the merger agreement dated as of April 9, 2003 and amended as of July 16, 2003, the GM/Hughes separation agreement dated as of April 9, 2003, the stock purchase agreement dated as of April 9, 2003 and amended as of April 25, 2003, the proposed amendments to the GM restated certificate of incorporation for purposes of implementing the transactions and certain related documents;

•	the consent solicitation statement/ prospectuses included in Amendment No. 1 to the Schedule 14A, the Form S-4 Registration Statement and the Form F-4 Registration Statement filed with the SEC on July 24, 2003 by GM, Hughes and News Corporation, respectively;

•	other information, including financial forecasts and estimates prepared by or discussed with Hughes, and the business and prospects of Hughes and News Corporation, which Credit Suisse First Boston has discussed with members of the managements of Hughes and News Corporation;

•	certain financial data of Hughes and News Corporation and certain stock market data relating to shares of GM Class H common stock, News Corporation Preferred ADSs and News Corporation Ordinary ADSs, and Credit Suisse First Boston compared those data with similar data for publicly held companies in businesses similar to Hughes and News Corporation;

•	the financial terms of certain business combinations and other transactions that have been effected or announced; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria that Credit Suisse First Boston deemed relevant.

      In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information that was provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. With respect to the financial forecasts of Hughes, Credit Suisse First Boston was advised by Hughes’ management and assumed that, the financial forecasts of Hughes had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Hughes’ management as to the future financial performance of Hughes, and with respect to the financial forecasts of News Corporation, Credit Suisse First Boston was advised by News Corporation’s management and, with the consent of the GM board of directors and the Hughes board of directors, assumed that the publicly available financial forecasts with respect to News Corporation reviewed by Credit Suisse First Boston and discussed with News Corporation’s management represented reasonable estimates with respect to the future financial performance of News Corporation. For purposes of its analyses, Credit Suisse First Boston was advised and assumed that:

•	the GM/Hughes separation, the merger and the conversion, immediately following the merger, of all outstanding shares of Hughes Class B common stock into an equal number of shares of Hughes common stock, will be completed or effected in accordance with the terms of the principal transaction agreements, without waiver, amendment or modification of any material representation, warranty, covenant, condition or other agreement contained therein;

•	in the course of obtaining any necessary regulatory or third party approvals for such transactions, no delay, condition or restriction will be imposed that will have an adverse effect on the contemplated benefits of such transactions to Hughes and News Corporation;

•	neither the completion of the Hughes split-off, the GM/News stock sale, the merger or the conversion, immediately following the merger, of all outstanding shares of Hughes Class B common stock into an equal number of shares of Hughes common stock, nor the existence or occurrence of any past or future events and circumstances will have an adverse effect on the contemplated tax treatment of any such transactions. For purposes of its opinion, Credit Suisse First Boston has given effect to the conversion, immediately following the merger, of all outstanding shares of Hughes Class B common stock into an equal number of shares of Hughes common stock.

      Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets and liabilities (contingent or otherwise) of Hughes or News Corporation, nor was Credit Suisse First Boston furnished with any such evaluation or appraisal. Credit Suisse First Boston’s opinion is necessarily based upon information available to it and financial, economic, market and other conditions as they exist and can be evaluated on the date of its opinion. Credit Suisse First Boston did not express any opinion as to the actual value of the shares of Hughes common stock (prior to or after the merger) or News Corporation Preferred ADSs or the prices at which such shares would trade at any time.

      Hughes has agreed to pay Credit Suisse First Boston for its financial advisory services in connection with the merger an aggregate fee of $25 million upon the completion of the merger. Hughes has also agreed to reimburse Credit Suisse First Boston for all reasonable out-of-pocket expenses, including reasonable fees and expenses of legal counsel of Credit Suisse First Boston if approved in advance by Hughes, and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws arising out of this engagement. In addition, Credit Suisse First Boston and its affiliates have in the past provided, and/or may in the future provide, investment banking and financial services to Hughes, GM, News Corporation and/or certain of their affiliates unrelated to the merger, for which Credit Suisse First Boston has received, and expects to receive, customary compensation. Credit Suisse First Boston did not advise GM in connection with the Hughes split-off, the GM/News stock sale or the News stock acquisition (including the merger), other than by providing this opinion to the GM board of directors, in consideration of which GM has agreed to indemnify Credit Suisse First Boston and certain related persons for losses arising in connection with or as a result of its opinion and related matters to the same extent as Hughes. Furthermore, in the ordinary course of business, Credit

Suisse First Boston and its affiliates may actively trade the debt and equity securities of Hughes, GM, News Corporation and/or certain of their affiliates for their own accounts and for the accounts of customers, and, accordingly, may at any time hold a long or short position in those securities.

      The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In preparing its opinion to the GM board of directors and the Hughes board of directors, Credit Suisse First Boston performed a variety of financial and comparative analyses. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered.

      The financial and comparative analyses described below were conducted by Credit Suisse First Boston in connection with its opinion dated April 9, 2003. Credit Suisse First Boston believes that its analyses described below must be considered as a whole and that selecting portions of such analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion dated April 9, 2003.

      In its analyses, Credit Suisse First Boston considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of GM and Hughes. No company, transaction or business used in Credit Suisse First Boston’s analyses as a comparison is identical to Hughes or News Corporation, or any business segment thereof, or the merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in Credit Suisse First Boston’s analyses underlying Credit Suisse First Boston’s opinion dated April 9, 2003, and the ranges of valuations resulting from any particular analysis, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, the analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston’s analyses and estimates are inherently subject to substantial uncertainty.

      Credit Suisse First Boston’s opinions and the financial analyses underlying its April 9, 2003 opinion were included among the many factors considered by the GM board of directors and the Hughes board of directors in their evaluation of the merger and should not be viewed as determinative of the views of the GM board of directors and the Hughes board of directors or their respective managements with respect to the merger or the merger consideration pursuant to the merger agreement. The summary set forth below at “— Financial Analyses of Hughes’ Financial Advisors” does not purport to be a complete description of the analyses performed by Credit Suisse First Boston in connection with its opinion dated April 9, 2003.

     Goldman Sachs Fairness Opinions

      On April 9, 2003, Goldman Sachs delivered its oral opinion, later confirmed in writing, to the Hughes board of directors and the GM board of directors that, based upon and subject to the matters described in the opinion and based upon such other matters as Goldman Sachs considered relevant, as of the date of that opinion and based on market conditions on that date, the merger consideration set forth in the merger agreement was fair from a financial point of view to the holders of Hughes common stock (other than News Corporation and its affiliates, if holders of such shares) immediately prior to the merger.

      Goldman Sachs reconfirmed its opinion dated April 9, 2003 by delivering a written opinion to the Hughes board of directors and GM board of directors dated August 5, 2003. Unless otherwise specifically indicated, any reference to the opinion of Goldman Sachs in this summary means the opinion dated August 5, 2003.

      The full text of the written opinion of Goldman Sachs, dated August 5, 2003, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document in Appendix E and is incorporated into this document by reference. Goldman Sachs provided the opinion for the information and assistance of the Hughes board of directors and the GM board of directors in connection with their consideration of the merger and certain related transactions. The Goldman Sachs opinion does not in any respect address GM’s or Hughes’ underlying business decision to effect the merger, the Hughes split-off, the GM/News stock sale or any related transactions, or constitute a recommendation as to how any GM common stockholder should vote with respect to any of the proposals relating to the transactions or any other proposal described in this document. The Goldman Sachs opinion is necessarily based upon information available to Goldman Sachs and financial, economic, market and other conditions as they existed and could be evaluated as of the date of its opinion. We urge you to read the Goldman Sachs opinion in its entirety.

      In connection with its opinion, Goldman Sachs reviewed, among other things:

•	the consent solicitation statement/ prospectuses included in Amendment No. 1 to the Schedule 14A, the Form S-4 Registration Statement and the Form F-4 Registration Statement filed with the SEC on July 24, 2003, by GM, Hughes and News Corporation, respectively;

•	the merger agreement dated as of April 9, 2003 and amended as of July 16, 2003;

•	the GM/Hughes separation agreement dated as of April 9, 2003;

•	the stock purchase agreement dated as of April 9, 2003 and amended as of April 25, 2003;

•	the GM charter amendment;

•	the GM restated certificate of incorporation;

•	the new Hughes certificate of incorporation;

•	the new Hughes by-laws;

•	the annual reports to stockholders of GM for each of the five years ended December 31, 2002;

•	the annual reports on Form 10-K of Hughes for each of the four years ended December 31, 2002;

•	the annual reports to stockholders on Form 20-F and Form 20-F/A (as applicable) of News Corporation for each of the five years ended June 30, 2002;

•	certain interim reports to stockholders and quarterly reports on Form 10-Q of Hughes and GM;

•	certain interim reports on Form 6-K of News Corporation;

•	certain other communications from GM and News Corporation to their respective stockholders; and

•	certain internal financial analyses and forecasts for Hughes prepared by its management.

      Goldman Sachs also held discussions with members of the senior managements of Hughes and News Corporation regarding their assessment of the past and current business operations, financial condition, and future prospects of their respective companies and of the strategic rationale for, and the potential benefits of, the merger and related transactions. In addition, Goldman Sachs:

•	reviewed the reported price and trading activity for the shares of GM Class H common stock and the ordinary shares of News Corporation, Preferred Ordinary Shares of News Corporation, American Depositary Shares representing ordinary shares of News Corporation and the News Corporation Preferred ADSs;

•	compared certain financial information for Hughes and News Corporation and certain stock market information for Hughes and News Corporation with similar information for certain other companies, the securities of which are publicly traded; and

•	reviewed the financial terms of certain recent business combinations in the communications, direct-to-home satellite broadcast and media industries specifically and in other industries generally and performed such other studies and analyses as it considered appropriate.

      Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion. In that regard, Goldman Sachs assumed, with the consent of the Hughes board of directors and the GM board of directors, that the internal financial forecasts prepared by the management of Hughes had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Hughes. With respect to the expected future performance of News Corporation, with the consent of the Hughes board of directors and GM board of directors, Goldman Sachs did not receive internal analyses and forecasts from News Corporation, and, as a result, its review was generally limited to discussions with senior management of News Corporation, including discussions regarding certain research analysts’ earnings estimates of News Corporation and with respect to such research analysts’ earnings estimates, News Corporation senior management advised Goldman Sachs that they represented reasonable estimates with respect to the future financial performance of News Corporation. Goldman Sachs also assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the transactions would be obtained without any adverse effect on Hughes, GM or News Corporation. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance sheet assets and liabilities) of Hughes or News Corporation or any of their subsidiaries and has not been furnished with any such evaluation or appraisal.

      In addition, Goldman Sachs assumed the Hughes split-off, the GM/News stock sale, the conversion of Hughes Class B common stock into Hughes common stock on a one-share-for-one-share basis and certain related transactions would be completed as contemplated by the merger agreement, the GM/Hughes separation agreement, the stock purchase agreement and certain related agreements contemplated thereby (including with respect to the tax treatment of each of such transactions) and Goldman Sachs took into account the terms of such transactions, among other things, in its analyses.

      Goldman Sachs expressed no opinion whatsoever as to:

•	any aspect of the Hughes split-off, the GM/News stock sale and related transactions or the likelihood of their completion;

•	the fairness of any aspect of the Hughes split-off, the GM/News stock sale or related transactions, or the fairness to, or as between, each of GM and the GM Class H common stockholders, respectively, of the consideration to be provided to GM and to the holders of the GM Class H common stock in the Hughes split-off, the GM/News stock sale or related transactions;

•	the prices at which the shares of Hughes common stock may trade if and when they trade publicly, or the prices at which News Corporation Preferred ADSs may trade following the execution of the merger agreement or upon issuance in the transactions; or

•	the relative merits of the merger and alternative potential transactions.

      The Hughes board of directors and the GM board of directors advised Goldman Sachs that GM has received and expected to receive from other financial advisors updated opinions dated as of August 5, 2003 as to the fairness from a financial point of view to each of the holders of GM $1 2/3 par value common stock as a class and the GM Class H common stock as a class of the consideration to be provided to GM and to the holders of GM Class H common stock, as applicable, in the transactions. For more information about the fairness opinions received from the GM financial advisors, see “— Fairness Opinions of GM’s Financial Advisors.”

      Set forth below at “— Financial Analyses of Hughes’ Financial Advisors” is a summary of the material financial analyses used by Goldman Sachs in connection with providing its April 9, 2003 written opinion to the boards of directors of Hughes and GM.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Goldman Sachs considered the results of various analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. No company or transaction used by Goldman Sachs in its analyses as a comparison is directly comparable to Hughes or News Corporation or the proposed merger. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of GM, Hughes, News Corporation, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

      The analyses described below were prepared solely for purposes of Goldman Sachs providing its opinion dated April 9, 2003 to the Hughes board of directors and the GM board of directors as to the fairness from a financial point of view of the merger consideration set forth in the merger agreement to the holders of Hughes common stock (other than News Corporation and its affiliates, if holders of such shares) immediately prior to the merger. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Selecting portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create an incomplete view of the processes underlying the opinion dated April 9, 2003 of Goldman Sachs.

      As described above, Goldman Sachs’ opinion dated April 9, 2003 to the Hughes board of directors and the GM board of directors was one of many factors taken into consideration by the Hughes board of directors and the GM board of directors in making their determination to approve the merger and certain related transactions. The summary set forth below at “—Financial Analyses of Hughes’ Financial Advisors” does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion dated April 9, 2003 and is qualified in its entirety by reference to the written opinion of Goldman Sachs.

      Goldman Sachs, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. Goldman Sachs is familiar with Hughes and GM having provided certain investment banking services to Hughes and GM from time to time (and currently is providing investment banking services to GM).

      Goldman Sachs also has acted as financial advisor to Hughes in connection with, and has participated in certain of the negotiations leading to, the definitive agreements relating to the merger and certain related transactions.

      Goldman Sachs also has provided, and is currently providing, certain investment banking services to News Corporation and its affiliates.

      For a listing of transactions for which Goldman Sachs provided investment banking services to GM, Hughes or News Corporation, see “Appendix E: Fairness Opinions— Goldman Sachs Fairness Opinion Dated August 5, 2003.”

      John Thornton, former President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc., is a member of the board of directors of British Sky Broadcasting Group plc and is expected to be a member of the Hughes board of directors after the merger. Goldman Sachs may also provide investment banking and advisory services to GM, Hughes, News Corporation and their respective affiliates in the future.

      Hughes selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger.

      Goldman Sachs provides a full range of financial, financing and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Hughes (after the split-off), GM, News Corporation or their respective affiliates, for its own account or the accounts of customers.

      Pursuant to a letter agreement dated July 10, 2000, Hughes engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Hughes has agreed to pay Goldman Sachs a fee of $25 million upon the completion of the merger. In addition, Hughes has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys’ fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws. GM has also agreed to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws, pursuant to a letter agreement.

     Financial Analyses of Hughes’ Financial Advisors

      As described above, on April 9, 2003, Credit Suisse First Boston and Goldman Sachs delivered their oral opinions, later confirmed in writing, to the boards of directors of each of Hughes and GM that, based upon and subject to the matters described in their opinions and based upon such other matters as Credit Suisse First Boston and Goldman Sachs considered relevant, as of April 9, 2003 and based on market conditions on that date, the merger consideration set forth in the merger agreement was fair from a financial point of view to the holders of Hughes common stock (other than News Corporation and its affiliates) immediately prior to the merger.

      A description of the financial analyses of Credit Suisse First Boston and Goldman Sachs performed in connection with the preparation of their fairness opinions dated April 9, 2003 is set forth below. The following summary, however, does not purport to be a complete description of the financial analysis performed by Credit Suisse First Boston and Goldman Sachs in connection with their April 9, 2003 opinions. The order of analyses described does not represent relative importance or weight given to those analyses by Credit Suisse First Boston and Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. In order to more fully understand the financial analyses used by Credit Suisse First Boston and Goldman Sachs, the tables must be read together with the full text of each summary. The tables alone are not a complete description of the financial analyses of Credit Suisse First Boston and Goldman Sachs.

      In connection with their respective fairness opinions dated August 5, 2003, Credit Suisse First Boston and Goldman Sachs, among other things, reviewed certain interim reports and quarterly reports on Form 10-Q of Hughes and GM, certain interim reports on Form 6-K of News Corporation, the consent solicitation statement/prospectuses included in Amendment No. 1 to the Schedule 14A, the Form S-4 Registration Statement and the Form F-4 Registration Statement filed with the SEC on July 24, 2003 by GM, Hughes and News Corporation, respectively, updated stock price information for Hughes, News Corporation and the comparable companies described below, updated 2003 guidance for Hughes and other updated market information and held discussions with the senior managements of Hughes and News Corporation regarding the current business operations, financial condition and future prospects of their respective companies. Each of Credit Suisse First Boston and Goldman Sachs thereafter confirmed as of August 5, 2003 that no material changes had occurred since the delivery of its opinion dated April 9, 2003 that caused it to change its conclusion that, based upon and subject to the matters described in its opinion, as of August 5, 2003 and based on market conditions as of that date, the merger consideration set forth in the merger agreement is fair from a financial point of view to the holders of Hughes common stock (other than News Corporation and its affiliates, if holders of such shares) immediately prior to the merger.

      Pro Forma Ownership. Credit Suisse First Boston and Goldman Sachs calculated the pro forma ownership of Hughes and News Corporation after the completion of the transactions with respect to:

•	GM;

•	current holders of GM Class H common stock; and

•	News Corporation or News Corporation stockholders.

      For purposes of this analysis, based on the total number of shares of GM Class H common stock outstanding as of December 31, 2002, Credit Suisse First Boston and Goldman Sachs reflected GM’s contribution of 149.2 million shares to the GM benefit plans on March 12, 2003 and assumed that each GM

Class H common stockholder will receive 0.823 new shares of Hughes common stock and 0.110 News Corporation Preferred ADSs in the merger (which assumes that News Corporation does not elect to pay cash instead of News Corporation Preferred ADSs) and that the price of each News Corporation Preferred ADS was $22.40 (the closing price as of April 4, 2003). Based on the foregoing, the analysis indicated that the holders of Hughes common stock immediately prior to the merger will own, after the merger and related transactions are completed, (1) 66% of the outstanding Hughes common stock and (2) News Corporation Preferred ADSs, representing an approximate 8.2% economic interest in News Corporation. In addition, GM will own News Corporation Preferred ADSs, representing an approximate 2.3% economic interest in News Corporation post-merger and related transactions. The following tables show the results of this analysis:

          Hughes

			Pro Forma
	Current Economic		Asset-Based
	Interest		Stock

	Shares	Percent	Shares	Percent

	(Shares in millions)
GM Retained Economic Interest	274	19.9%	—	—
Existing GM Class H Common Stockholders	1,108	80.1%	912	66.0%
News Corporation	—	—	470	34.0%

Total	1,382	100.0%	1,382	100.0%

          News Corporation

	Current Economic		Pro Forma
	Interest		Economic Interest

	ADS	Percent	ADS	Percent

	(Shares in millions)
GM Retained Economic Interest	—	—	34	2.3%
Existing GM Class H Common Stockholders	—	—	122	8.2%
Current News Corporation Stockholders	1,328	100.0%	1,328	89.5%

Total	1,328	100.0%	1,484	100.0%

      Merger Transaction Consideration Analysis. Credit Suisse First Boston and Goldman Sachs calculated merger consideration premiums for the Hughes common stock held immediately prior to the merger by the Hughes common stockholders (excluding GM but including GM employee benefit plans) based on the closing price of the GM Class H common stock as of April 7, 2003, the average price of GM Class H common stock for the one week ending April 7, 2003 and the average price of GM Class H common stock for the one month ending April 7, 2003.

      The first analysis, the results of which are set forth below in the “All Shares Exchanged” column in the table below, calculates the premium received in the merger by the Hughes common stockholders immediately prior to the merger, assuming that for each share held they receive:

•	0.823 shares of Hughes common stock; and

•	0.108 News Corporation Preferred ADSs

      The 0.108 exchange ratio used for purposes of this analysis was calculated assuming a $22.90 per share price for the News Corporation Preferred ADSs, which was the closing price on April 7, 2003. This methodology and these assumptions (assuming an $11.60 per share price for the GM Class H common stock, which was the closing price on April 7, 2003) imply an aggregate consideration of shares of post-merger Hughes common stock and News Corporation Preferred ADSs of $12.02 per share for each share of pre-merger Hughes common stock.

      The second analysis, the results of which are set forth below in the “Shares Exchanged for News Stock” column in the table below, calculates the premium based solely on the shares of Hughes common stock exchanged for News Corporation Preferred ADSs, assuming $14.00 of consideration for each share of Hughes common stock exchanged.

		Merger Consideration Premium
	Price
	Per	All Shares	Shares Exchanged
Period	Share	Exchanged	For News Stock

Current (4/7/03)	$11.60	3.7%	20.7%
1 Week Average	11.48	4.7%	21.9%
1 Month Average	10.72	12.2%	30.6%

      Hughes Relative Stock Performance. Credit Suisse First Boston and Goldman Sachs compared the relative stock performance of the GM Class H common stock to EchoStar Class A common stock, the S&P 500 Index and a cable composite, consisting of Cablevision Systems Corporation, Comcast Corporation and Cox Communications, Inc. for the 1 week, 1 month, 3 month, 6 month, 9 month and 12 month periods ending April 4, 2003. Although none of the selected companies are directly comparable to Hughes, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Hughes. The following table shows the results of this analysis.

		EchoStar
Period	GMH	(Class A)	S&P 500 Index	Cable Composite

1 Week	4.4%	(1.3)%	1.8%	1.0%
1 Month	21.1%	5.2%	6.9%	9.7%
3 Months	5.8%	21.7%	(3.3)%	13.2%
6 Months	32.4%	71.6%	9.8%	61.2%
9 Months	18.8%	81.4%	(7.9)%	40.9%
12 Months	(25.6)%	4.9%	(22.0)%	(14.5)%

      Hughes Sum-of-the-Parts Analyses. Credit Suisse First Boston and Goldman Sachs analyzed each of the business units of Hughes based on certain financial projections for Hughes prepared by the management of Hughes, and by utilizing several methodologies, including a DCF analysis, an analysis of selected transaction multiples, an analysis of the trading multiples of selected companies to Hughes’ business units and other methodologies as Credit Suisse First Boston or Goldman Sachs believed were appropriate. In the DCF analyses of the respective business units of Hughes, Credit Suisse First Boston and Goldman Sachs applied the following range of discount rates:

Assets

DIRECTV	10% - 12%
PanAmSat	9% - 11%
DIRECTV Latin America	20% - 30%
Hughes Network Systems	19% - 21%
Corporate and Reserves	10% - 15%

      Selected transactions considered by Credit Suisse First Boston and Goldman Sachs, collectively, for the respective business units of Hughes are listed below (target company name is listed second).

      With respect to DIRECTV:

•	News Corporation and Telecom Italia S.p.A./Telepiu S.p.A.

•	EchoStar Communications Corporation/ EchoStar Communications Corporation Series D Preferred Stock (from Vivendi Universal S.A.)

•	Vivendi Universal S.A./EchoStar Communications Corporation Series D Preferred Stock

•	EchoStar Communications Corporation/ Hughes Electronics Corporation

•	Sogecable, S.A./Via Digital

•	Pegasus Communications Corporation/ Golden Sky Holdings, Inc.

•	Pegasus Communications Corporation/ selected independent National Rural Telecommunications Cooperative entities

•	Vivendi S.A./Canal Plus S.A.

•	Hughes Electronics Corporation/ United States Satellite Broadcasting Company, Inc.

•	Hughes Electronics Corporation/ Primestar, Inc.

•	Liberty Satellite & Technology, Inc./Primestar Partners L.P.

•	Sky Perfect Communications Inc./DIRECTV Japan

      With respect to PanAmSat:

•	Eurazeo/23.1% stake in Eutelsat S.A. owned by France Telecom

•	De Agostini SpA/7.9% stake in Eutelsat S.A.

•	Eutelsat S.A./Stellat

•	Lehman Brothers Merchant Banking/20.5% stake in Eutelsat S.A.

•	EchoStar Communications Corporation/ PanAmSat Corporation

•	Eutelsat S.A./17% stake in Hispasat, S.A.

•	SES ASTRA/GE Americom Communications Inc.

•	SES ASTRA/20% stake in Embratel Participaçoes S.A.

•	SES ASTRA and Swedish Space Corporation/62.5% stake in Nordic Satellite A.B.

•	SES ASTRA/34% stake in Asia Satellite Telecommunications Company Limited

•	Lockheed Martin Corporation/ COMSAT Corporation

•	Loral Space & Communications Ltd. and Telefonica, S.A./75% stake in Satelites Mexicanos, S.A. de C.V.

•	Loral Space & Communications Ltd./Orion Network Systems, Inc.

•	Loral Space & Communications Ltd./AT&T’s Skynet Satellite Services

•	Hughes Electronics Corporation/9.5% of PanAmSat Corporation

•	Hughes Electronics Corporation/ PanAmSat Corporation

•	China International Trust & Investment Corporation (CITIC)/10.3% of Asia Satellite Telecommunications Company Limited

      Although none of the selected transactions are directly comparable to the merger and related transactions, the transactions included were chosen because they involve companies with operations that for purposes of analysis may be considered similar to certain operations of Hughes and/or its subsidiaries. No particular attempt was made to assign specific weights to particular transactions, but rather Credit Suisse First Boston and Goldman Sachs made their own qualitative judgments as to the significance and relevance of the transactions considered.

      The companies considered by Credit Suisse First Boston and Goldman Sachs, collectively, for the respective business units of Hughes are listed below.

      With respect to DIRECTV:

•	EchoStar Communications Corporation

•	Pegasus Communications Corporation

•	British Sky Broadcasting Group plc

•	Comcast Corporation

•	Cablevision Systems Corporation

•	Cox Communications, Inc.

      With respect to PanAmSat Corporation:

•	SES Global S.A.

•	New Skies Satellites N.V.

•	JSAT Corporation

•	Loral Space & Communications Ltd.

•	Asia Satellite Telecommunications Company Limited

      With respect to DIRECTV Latin America:

•	Sky Perfect Communications Inc.

•	Sogecable, S.A.

•	Net Serviços de Communicação S.A.

•	Canbras Communications Corporation

      With respect to DIRECTV Latin America, Credit Suisse First Boston and Goldman Sachs also examined the market trading characteristics of selected Latin American and Global telecommunications companies. The Latin American telecommunications companies included Telesp Celular, Telemig, Tele Celular Sul, Tele Centro Oeste, Tele Norte Celular, Tele Leste Celular, Tele Nordeste Celular, Grupo Iusacell and America Movil. The Global telecommunications companies included AT&T Wireless, Nextel, Sprint PCS, Vodafone, Telecom Italia Mobile and Telefonica Moviles. Credit Suisse First Boston and Goldman Sachs analyzed the discount in trading multiples between the Global and Latin American companies when analyzing DIRECTV Latin America with respect to U.S. Direct Broadcast Satellite providers (including DIRECTV, EchoStar and Pegasus Communications Corporation).

      With respect to Hughes Network Systems:

•	Gilat Satellite Networks Ltd.

•	Scientific-Atlanta, Inc.

•	Pace Micro Technology plc

•	ViaSat Inc.

•	THOMSON S.A.

      Although none of the selected companies are directly comparable to Hughes and its subsidiaries, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Hughes and/or its subsidiaries. No particular attempt was made to assign specific weights to particular companies, but rather Credit Suisse First Boston and Goldman Sachs made their own qualitative judgments as to the significance and relevance of the companies considered.

      Credit Suisse First Boston and Goldman Sachs, based upon their judgment as experienced financial advisors and the analyses described above, jointly derived illustrative ranges for each of the business units of Hughes as set forth in the table below. This analysis indicated an illustrative range of $14.1 billion to $21.2 billion, or $10.18 to $15.33 per share.

		Illustrative Ranges

Asset	Ownership	Low	High

		($ in billions,
		except per
		share data)
DIRECTV	100%	$13.7	$18.5
PanAmSat	81%	1.8	1.8
DIRECTV Latin America	TBD	(0.3)	0.4
Hughes Network Systems	100%	0.6	2.2
Investment Portfolio	Various	0.3	0.4

Corporate and Reserves	100%	(1.7)	(1.8)

Total (including net debt)		$14.5	$21.6

Consolidated Net Debt		(0.4)	(0.4)

Total (excluding net debt)		$14.1	$21.2

Total Hughes Shares Outstanding-Diluted (in mm)		1,383	1,383

Total per Share		$10.18	$15.33

      News Corporation Sum-of-the-Parts Analyses. Credit Suisse First Boston and Goldman Sachs analyzed News Corporation by utilizing several methodologies, including an analysis of the trading multiples of selected publicly traded companies and other analyses as Credit Suisse First Boston or Goldman Sachs believed were appropriate.

      Selected companies considered by Credit Suisse First Boston and Goldman Sachs, collectively, for News Corporation and its respective business units:

      With respect to all of News Corporation:

•	AOL Time Warner Inc.

•	Fox Entertainment

•	Viacom Inc.

•	The Walt Disney Company

      With respect to all of Fox Entertainment:

•	AOL Time Warner Inc.

•	News Corporation

•	Viacom Inc.

•	The Walt Disney Company

      In addition to analyzing Fox Entertainment based on trading multiples of selected companies, Credit Suisse First Boston and Goldman Sachs also performed a sum-of-the-parts analysis on Fox Entertainment’s filmed entertainment, television and cable programming businesses. Using publicly available information and Wall Street analyst research reports, Credit Suisse First Boston and Goldman Sachs reviewed and compared certain financial information for each of the Fox Entertainment business segments with financial information for selected publicly traded companies or certain businesses within selected companies.

      With respect to the Filmed Entertainment business of Fox Entertainment:

•	AOL Time Warner Inc.

•	Metro-Goldwyn-Mayer Inc.

•	Viacom Inc.

•	The Walt Disney Company

      With respect to the Television business of Fox Entertainment:

•	Belo Corp.

•	Entravision Communications Corporation

•	Hearst-Argyle Television, Inc.

•	LIN TV Corp.

•	Media General, Inc.

•	Meredith Corporation

•	Paxson Communications Corporation

•	The E.W. Scripps Company

•	Sinclair Broadcast Group, Inc.

•	Univision Communications Inc.

•	Viacom Inc.

•	The Walt Disney Company

      With respect to the Cable Network Programming business of Fox Entertainment:

•	AOL Time Warner Inc.

•	Viacom Inc.

•	The Walt Disney Company

      With respect to the Magazines and Inserts business of News Corporation:

•	AOL Time Warner Inc.

•	Valassis Communications, Inc.

•	Catalina Marketing Corporation

      With respect to the Newspapers business of News Corporation:

•	Belo Corp.

•	Dow Jones & Company, Inc.

•	John Fairfax Holdings Limited

•	Gannett Co., Inc.

•	Knight-Ridder, Inc.

•	Tribune Company

•	The Washington Post Company

•	Rural Press Limited

•	West Australian Newspapers Holdings Limited

•	Daily Mail and General Trust plc

•	Trinity Mirror plc

•	Independent News & Media PLC

•	Johnston Press plc

      With respect to the Book Publishing business of News Corporation:

•	AOL Time Warner Inc.

•	Bloomsbury Publishing Plc

•	Viacom Inc.

      Although none of the selected companies or their operations are directly comparable to News Corporation and its subsidiaries or their operations, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of News Corporation and/or its subsidiaries. No particular attempt was made to assign specific weights to particular companies or their operations, but rather, Credit Suisse First Boston and Goldman Sachs, as the case may be, made qualitative judgments as to the significance and relevance of the companies and their operations considered.

      Credit Suisse First Boston and Goldman Sachs, based upon their judgment as experienced financial advisors and the analyses described above, jointly derived illustrative ranges for each of the business units of News Corporation as set forth in the table below. This analysis indicated an illustrative range for all of News Corporation of $35.4 billion to $41.6 billion, or $22.35 to $29.18 per News Corporation Preferred ADS.

		Illustrative Ranges

Asset	Ownership	Low	High

		($ in billions, except
		per share data)
Fox Entertainment	80.6%	$22.6	$28.3
Magazines & Inserts	100.0%	1.9	2.2
Newspapers	100.0%	5.2	6.3
Book Publishing	100.0%	1.3	1.5
Other		0.3	0.3

Total Consolidated Assets		$31.2	$38.6
Plus: Total of Other Public Investments		$8.9	$8.9
Plus: Total of Other Private Investments		6.9	6.9
Less: Minority Interest		(4.4)	(5.5)
Less: Net Debt		(7.3)	(7.3)

Total (excluding net debt)		$35.4	$41.6
Total Shares Outstanding— Diluted (in mm)		1,332	1,332
Pre-Discount Total Per Preferred ADS(1)		$24.84	$29.18
Holding Company Discount		(10.0)%	—
Total Per Preferred ADS		$22.35	$29.18

(1)	Total per News Corporation Preferred ADS calculated by weighting aggregate illustrative equity total to the size of the float and the historical trading discount of the News Corporation Preferred ADSs to the News Corporation Ordinary ADSs.

      News Corporation Relative Stock Performance. Credit Suisse First Boston and Goldman Sachs analyzed the relative stock performance of the GM Class H common stock to News Corporation Preferred ADSs (NYSE: NWS.A), News Corporation Ordinary ADSs (NYSE: NWS), Fox Entertainment and the S&P 500 Index for the 1 week, 1 month, 3 month, 6 month, 9 month and 12 month periods ending on April 4, 2003. The following table shows the results of this analysis.

					S&P 500
Period	GMH	NWS.A	NWS	FOX	Index

1 Week	4.4%	2.8%	2.6%	2.7%	1.8%
1 Month	21.1%	9.5%	10.3%	10.8%	6.9%
3 Months	5.8%	(3.6)%	(1.5)%	1.7%	(3.3)%
6 Months	32.4%	34.5%	38.8%	27.3%	9.8%
9 Months	18.8%	20.4%	23.3%	37.5%	(7.9)%
12 Months	(25.6)%	0.4%	2.5%	16.6%	(22.0)%

      Credit Suisse First Boston and Goldman Sachs also analyzed the historical relative trading performance of the News Corporation Preferred ADSs and the News Corporation Ordinary ADSs based on the average prices for the 1 week, 1 month, 3 month, 6 month, 9 month and 12 month periods ending on April 4, 2003. The following table shows the results of this analysis.

Period	NWS.A	NWS	Discount

1 Week Average	$22.11	$26.70	(17.2)%
1 Month Average	20.97	25.26	(17.0)%
3 Month Average	21.84	26.22	(16.7)%
6 Month Average	21.51	25.67	(16.2)%
9 Month Average	20.30	24.13	(15.9)%
12 Month Average	20.94	24.84	(15.7)%

      Exchange Ratio Analysis. Credit Suisse First Boston and Goldman Sachs derived the implied historical exchange ratios by dividing the closing price per share of GM Class H common stock by the closing price per News Corporation Preferred ADS based on their respective per share price on April 4, 2003 and based on their respective average per share price for 1 week, 1 month, 3 months, 6 months, 9 months, and 12 months ended on April 4, 2003. The following table shows the results of this analysis.

		Price Per Share
	Implied
Period	Ex. Ratio	NWS.A	GMH

Current (4/4/03)	0.531x	$22.40	$11.90
1 Week Average	0.518x	22.11	11.45
1 Month Average	0.505x	20.97	10.58
3 Month Average	0.485x	21.84	10.60
6 Month Average	0.485x	21.51	10.42
9 Month Average	0.503x	20.30	10.21
12 Month Average	0.531x	20.94	11.13

Requisite GM Common Stockholder Approval of the Transactions

      GM $1 2/3 par value common stockholders and the GM Class H common stockholders, each voting separately as a class and voting together as a single class based on their respective per share voting power, are being asked to approve a proposed amendment to Article Fourth of the GM restated certificate of incorporation and to ratify four matters relating to the transactions. The transactions will not occur unless each of these five matters is approved or ratified, as applicable, by GM $1 2/3 par value common stockholders and GM Class H common stockholders. Accordingly, we sometimes refer to these five proposals as the “proposals relating to the transactions.” In addition, GM common stockholders are being asked to approve a further amendment to the GM restated certificate of incorporation to reflect the elimination of the GM Class H common stock after the completion of the transactions, but the completion of the transactions is not conditioned on approval of this further charter amendment by GM $1 2/3 par value common stockholders and GM Class H common stockholders.

      The five proposals relating to the transactions are described below:

•	Proposal 1: Approval of the First GM Charter Amendment. This proposal is to approve an amendment to Article Fourth of the GM restated certificate of incorporation that would provide GM the ability to implement the Hughes split-off share exchange.

The GM charter amendment would add two important provisions to the GM restated certificate of incorporation and make certain other clarifying changes to facilitate the implementation of the transactions. As a result of these changes:

•	GM will be able to split off Hughes by exchanging one share of Hughes common stock for, and in redemption of, each outstanding share of GM Class H common stock. This would be accomplished by adding a redemption feature to the terms of the GM Class H common stock that will make the GM Class H common stock redeemable in exchange for shares of Hughes common stock on a one-share-for-one-share basis; and

•	the current provisions of the GM restated certificate of incorporation that provide for a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate under certain circumstances will not apply to the Hughes split-off share exchange. This would be accomplished by adding a provision to provide that the completion of the Hughes split-off share exchange as described in this document will not result in a recapitalization of the GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate.

This amendment to Article Fourth of the GM restated certificate of incorporation is required in order to enable GM to complete the Hughes split-off share exchange on the proposed terms as described in this document.

•	Proposal 2: Ratification of the New Hughes Certificate of Incorporation, Including the Excess Stock Provision. This proposal is to ratify the new Hughes certificate of incorporation, including the excess stock provision. This document will, among other things, establish the terms of the Hughes common stock after the transactions and will implement other aspects of the transactions.

The new Hughes certificate of incorporation will contain a number of important provisions, including the excess stock provision. The excess stock provision will provide that no person may acquire any shares of Hughes capital stock during the first year after the completion of the transactions if the acquisition will result in any such person (together with other persons treated as related to such person under the new Hughes certificate of incorporation) holding 10% or more of Hughes. This restriction will not apply to News Corporation’s acquisition of 34% of the outstanding Hughes common stock in the transactions but will prevent News Corporation (and other persons treated as related to News Corporation under the new Hughes certificate of incorporation) from acquiring additional shares of Hughes capital stock for one year after completion of the transactions. This provision is designed to protect Hughes and its stockholders from liability for potential adverse tax effects from certain changes in the ownership of Hughes and from the potential adverse impact of a third party seeking to acquire control of Hughes at a lower price than might be available due to the fact that News Corporation and its affiliates, in order to preserve the tax-free status of the Hughes split-off share exchange, would not be permitted to acquire additional shares of Hughes during the one-year duration of the excess stock provision and thus would not be able to offer a higher price or cause the third party to offer a higher price to Hughes’ stockholders. In addition, the excess stock provision was included in the new Hughes certificate of incorporation in order to induce News Corporation to enter into the agreements relating to the transactions since, during the negotiation of the transaction agreements, News Corporation informed GM and Hughes that it was not willing to agree to the transactions unless the transaction agreements prohibited third parties from acquiring substantial blocks of Hughes capital stock during the period that News Corporation was contractually prohibited from acquiring additional shares of Hughes capital stock. However, you should understand that this provision could have the effect of delaying, deferring or preventing a change of control of Hughes during the first year after the completion of the transactions.

•	Proposal 3: Ratification of the Hughes Split-Off, Including the Special Dividend. This proposal is to ratify the Hughes split-off, including the $275 million special cash dividend from Hughes to GM, as described in this document.

The Hughes split-off principally consists of the $275 million special cash dividend from Hughes to GM and the distribution by GM of shares of Hughes common stock to the GM Class H common stockholders, on a one-share-for-one-share basis, in redemption of and exchange for their shares of GM Class H common stock. By approving this proposal, you are consenting to an asset transfer from Hughes to GM (the $275 million special cash dividend) in accordance with the GM board policy statement regarding certain capital stock matters and you are also ratifying certain other separation-related arrangements between GM and Hughes, including new tax sharing arrangements between GM and Hughes that will become effective upon the completion of the transactions. As a result of the Hughes split-off share exchange, Hughes will become a publicly owned company, separate from and no longer wholly owned by GM.

•	Proposal 4: Ratification of the GM/News Stock Sale. This proposal is to ratify the GM/News stock sale as described in this document. The GM/News stock sale consists of the sale by GM of all of the shares of Hughes Class B common stock that it owns to News Corporation’s subsidiary NPAL for approximately $3.84 billion based on certain assumptions described elsewhere in this document. In the GM/News stock sale, News Corporation through NPAL will acquire 80% of such shares for $14.00 cash per share and will acquire the balance in exchange for News Corporation Preferred ADSs, cash or a combination of News Corporation Preferred ADSs and cash, at the election of News Corporation, in accordance with the terms of the stock purchase agreement. The number of News Corporation Preferred ADSs to be delivered to GM in exchange for any shares of Hughes Class B common stock will be a function of the exchange ratio, which is based on the 20-day trailing average market value of News Corporation Preferred ADSs at the time of the GM/News stock sale and is subject to the collar, as described in greater detail elsewhere in this document.

•	Proposal 5: Ratification of the News Stock Acquisition. This proposal is to ratify the News stock acquisition as described in this document. This transaction will be implemented by merging GMH Merger Sub, a wholly owned subsidiary of NPAL, with and into Hughes, with Hughes continuing as the surviving corporation. Pursuant to the terms of the merger agreement, (1) each share of Hughes Class B common stock (all of which will be held by News Corporation’s subsidiary NPAL as a result of the GM/News stock sale) will remain outstanding and will be converted, on a one-share-for-one-share basis by virtue of the new Hughes certificate of incorporation, into shares of Hughes common stock immediately after the merger, (2) all the stock of GMH Merger Sub (all of which will be held indirectly by News Corporation) will be converted into a number of shares of Hughes common stock such that News Corporation will indirectly own, together with the Hughes Class B common stock acquired in the GM/News stock sale, 34% of the common equity of Hughes outstanding following the News stock acquisition and (3) each share of Hughes common stock (all of which will be held immediately prior to the merger by the former holders of GM Class H common stock) will be converted into approximately 0.82335 of a share of Hughes common stock based on certain assumptions described elsewhere in this document and the right to receive, at the election of News Corporation, News Corporation Preferred ADSs, cash or a combination of cash and News Corporation Preferred ADSs, subject to the collar as described in greater detail elsewhere in this document.

      Proposals 2, 3, 4 and 5 seek ratification by GM common stockholders of certain matters relating to the transactions. In this context, “ratification” refers to the process of seeking GM common stockholder approval of certain matters relating to the transactions that do not, as a matter of applicable corporation law, necessarily require GM common stockholder approval. Even though it is not required to do so, GM is submitting these matters to GM common stockholders for their approval pursuant to GM’s consent solicitation because GM believes that it is appropriate to give GM common stockholders an opportunity to consider and approve these important matters that will affect their investment in GM in significant ways. Unless GM common stockholders ratify these matters, GM will not complete the transactions, even if the other proposal relating to the transactions (that is, proposal 1 relating to the first GM charter amendment) receives the requisite GM common stockholder approval.

      As further described elsewhere in this document, GM believes that approval by GM common stockholders of the proposed amendment of the GM restated certificate of incorporation that facilitates the Hughes split-off and ratification by GM common stockholders of the new Hughes certificate of incorporation, the Hughes split-off, the GM/News stock sale and the News stock acquisition should extinguish any claim by such stockholders (other than for waste, fraud or similar egregious misconduct or based on lack of proper disclosure) against GM and its directors based on these transactions, including a claim alleging unfairness of these transactions to either or both classes of GM common stockholders or alleging any deficiency in the process of developing the terms of these transactions or the GM board of directors’ consideration or approval of these transactions. In addition, by ratifying the terms of the Hughes split-off, which includes the $275 million special cash dividend from Hughes to GM, GM $1 2/3 par value common stockholders and GM Class H common stockholders will be approving and consenting to an asset transfer from Hughes to GM. This will have the effect, pursuant to the terms of the GM board policy statement regarding certain capital stock matters, of permitting the dividend to be paid by Hughes to GM without a further proportionate distribution of a portion thereof from GM to GM Class H common stockholders in accordance with their tracking stock interest in Hughes.

      Proposals 1 through 5, all of which relate to the transactions, are separate matters to be voted upon by GM common stockholders but are expressly conditioned upon the approval of each of the other of these five proposals. This means that ALL FIVE of these proposals must be approved by GM $1 2/3 par value common stockholders and GM Class H common stockholders in order for GM to obtain the requisite GM common stockholder approval of the proposals relating to the transactions. The transactions described in this document will not be completed, even if all of the other conditions are satisfied or waived, if the requisite GM common stockholder approval of the five proposals is not received.

      In addition to the proposals relating to the transactions, GM $1 2/3 par value common stockholders and GM Class H common stockholders are also being asked to approve a sixth proposal, which is to approve a further amendment to the GM restated certificate of incorporation to eliminate certain provisions relating to the GM Class H common stock after the completion of the transactions. GM believes that this proposal will appropriately simplify its restated certificate of incorporation after the completion of the transactions. However, the completion of the transactions is NOT conditioned on the approval by GM common stockholders of this sixth proposal. For more information about this sixth proposal, see “GM Consent Solicitation Matters— Solicitation of Written Consent of GM Common Stockholders— Matters to be Approved.”

      By approving the proposals relating to the transactions, GM Class H common stockholders will be forgoing important rights that might otherwise be available to them under certain circumstances. We briefly describe these matters below.

•	No Recapitalization of GM Class H Common Stock into GM $1 2/3 Par Value Common Stock at a 120% Exchange Rate. GM Class H common stockholders as well as GM $1 2/3 par value common stockholders will be approving transactions that will not result in shares of GM Class H common stock being exchanged for shares of GM $1 2/3 par value common stock at a 120% exchange rate, as currently provided for under certain circumstances pursuant to the GM restated certificate of incorporation. The GM restated certificate of incorporation currently provides that in the event of the sale, transfer, assignment or other disposition by GM of substantially all of the business of Hughes to a person, entity or group of which GM is not a majority owner, whether this occurs by means of a merger, consolidation, sale of assets or stock, liquidation, dissolution, winding up or otherwise, effective automatically upon the completion of such transaction, GM will be recapitalized and all of the outstanding shares of GM Class H common stock will be exchanged for shares of GM $1 2/3 par value common stock at a 120% exchange rate in accordance with the valuation methodology specified in the GM restated certificate of incorporation. For this purpose, substantially all of the business of Hughes means 80% or more of the business of Hughes, based on the fair market value of the assets, tangible and intangible, of Hughes as of the time that the proposed transaction is approved by the GM board of directors.

Although the transactions described in this document involve the disposition of substantially all of the business of Hughes to a group of which GM is not the majority owner, you should understand that the transactions will not result in a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at the 120% exchange rate. This is because the proposed amendment to Article Fourth of the GM restated certificate of incorporation will, among other things, add a provision to expressly provide that the completion of the transactions as described in this document will not result in such a recapitalization. By voting to approve the proposals relating to the transactions, GM $1 2/3 par value common stockholders and GM Class H common stockholders will be approving a transaction that will not result in shares of GM Class H common stock being exchanged for shares of GM $1 2/3 par value common stock at the 120% exchange rate.

As described in greater detail elsewhere in this document, GM determined that, in the context of the proposed separation of Hughes from GM, such a 120% recapitalization would not be in the best interests of GM and its common stockholders because such a 120% recapitalization would likely produce substantial dilution in the value of the GM $1 2/3 par value common stock and would change substantially the form and nature of the investment of the GM Class H common stockholders, who, instead of holding a tracking stock investment in the Hughes business, would then have an investment in all of GM’s operations. In addition, GM determined that the transactions should not be structured in a manner that would result in the holders of GM Class H common stock receiving both Hughes common stock (representing their proportionate economic interest in Hughes) and GM $1 2/3 par value common stock (pursuant to the 120% recapitalization provision) as this would have the effect of compensating GM Class H common stockholders twice for the exchange of their stock, to the detriment of GM $1 2/3 par value common stockholders. Accordingly, GM structured the transactions so as not to result in the 120% recapitalization. For more information, see “The Transactions— GM Background and Considerations— Alternatives to the Transactions Considered by GM and Hughes.”

If the 120% recapitalization provision applied to the Hughes split-off share exchange, upon the completion of the transactions, each share of GM Class H common stock would be cancelled in exchange for the issuance of a number of shares of GM $1 2/3 par value common stock that had a market value equal to 120% of the market value of the GM Class H common stock, based on the average of the closing prices of GM $1 2/3 par value common stock and GM Class H common stock for the 15 consecutive trading days ending one trading day prior to April 9, 2003, the date of the public announcement of the transactions. For illustrative purposes, based on the applicable market prices for the specified period prior to April 9, 2003, the date of the public announcement of the transactions, each share of GM Class H common stock would have been valued at $13.42 (representing a premium of 20% to the GM Class H common stockholders) and, as a result, would be exchanged for 0.38977 of a share of GM $1 2/3 par value common stock, which would have been so valued at $34.42 per share. However, due to the period of time between the public announcement and the completion of the transactions, and due to market factors such as the dilution that would occur with respect to the GM $1 2/3 par value common stock and the possible trading volatility in connection with such issuance, there could be no assurance as to the relative market value of 0.38977 of a share of GM $1 2/3 par value common stock after such issuance in comparison to the market value of one share of GM Class H common stock before such issuance. You should understand, however, that GM is not proposing the transactions on terms that would involve the 120% recapitalization provision of GM’s restated certificate of incorporation.

•	No Distribution of a Portion of the Hughes Special Dividend to GM Class H Common Stockholders. GM $1 2/3 par value common stockholders and GM Class H common stockholders will be approving and consenting to an asset transfer consisting of the $275 million special cash dividend from Hughes to GM without the further proportionate distribution of a portion of that dividend from GM to the GM Class H common stockholders. The GM board policy statement regarding certain capital stock matters requires, under certain circumstances, that GM distribute, in accordance with the GM Class H fraction, to GM Class H common stockholders of a portion of certain asset transfers from Hughes to GM, such as the $275 million special cash dividend, unless such transfer is approved by a requisite vote of the GM common stockholders (including the consent of the holders of a majority of the outstanding shares of GM Class H common stock, voting as a separate class, and GM $1 2/3 par value common stock, voting as a separate class). As a result of the consent and approval of GM’s common stockholders as described herein, the GM board policy statement will not require any distribution of a portion of the Hughes dividend distribution to be made to GM Class H common stockholders based on the GM Class H fraction.

In the absence of this consent and approval by the GM $1 2/3 par value common stockholders and GM Class H common stockholders, and assuming that the GM board of directors did not otherwise modify, rescind or interpret its policy statement, such an asset transfer from Hughes to GM would have resulted in the distribution of a portion of the $275 million special cash dividend distribution to GM Class H common stockholders pursuant to the terms of the GM board policy statement. Based on the calculation of the GM Class H fraction as of August 18, 2003, such distribution to GM Class H common stockholders would have been approximately $220.4 million (or approximately $0.20 per share of GM Class H common stock), representing approximately 80.2% of the $275 million special cash dividend from Hughes to be paid to GM. The GM board policy statement may at any time and from time to time be modified, rescinded and interpreted by the GM board of directors, and the GM board of directors may adopt additional or other policies or make exceptions with respect to the application of the current GM board policy statement in connection with particular facts and circumstances, all as the GM board of directors may determine, consistent with its fiduciary duties to GM and all of its common stockholders, to be in the best interests of GM and all of its common stockholders, and any such action may be taken with or without the approval of the stockholders of GM. For more information, see “GM Capital Stock— GM Board of Directors Policy Statement.”

      If the requisite GM common stockholder approval of the transactions is not obtained, the transactions will not occur and GM Class H common stockholders will similarly have no right to exchange their shares for shares of GM $1 2/3 par value common stock at a 120% exchange rate as described above or to receive any distribution from GM based on an asset transfer from Hughes to GM as described above.

      GM will not complete the transactions unless it obtains approval of the five proposals relating to the transaction by the holders of:

•	a majority of the shares of GM $1 2/3 par value common stock outstanding as of the record date, voting as a separate class;

•	a majority of the shares of GM Class H common stock outstanding as of the record date, voting as a separate class; and

•	a majority of the voting power of the shares of GM $1 2/3 par value common stock and GM Class H common stock outstanding as of the record date, voting together as a single class based on their respective per share voting power pursuant to the provisions set forth in the GM restated certificate of incorporation.

      If GM obtains both of the first two GM common stockholder approvals described above, it also will have obtained, as required by applicable law, the third GM common stockholder approval described above: the approval of a majority of the outstanding shares of GM $1 2/3 par value common stock and GM Class H common stock, voting together as a single class based on their respective per share voting power pursuant to the provisions set forth in the GM restated certificate of incorporation. When voting together as a single class with respect to any proposal, holders of record of GM $1 2/3 par value common stock are entitled to one vote per share and holders of record of GM Class H common stock are entitled to 0.20 of a vote per share.

      If the five proposals relating to the transactions are not approved by the GM common stockholders, none of the transactions will be completed. In addition, if the proposals relating to the transactions are not approved by the GM common stockholders and, under certain circumstances, GM or Hughes enters into an agreement with respect to a competing transaction, GM would be required to make certain payments to News

Corporation under the terms of the stock purchase agreement. For more information, see “Description of Principal Transaction Agreements— Stock Purchase Agreement— Termination Fees; Expense Reimbursement.”

      The GM board of directors has approved the transactions by unanimous vote of all of those directors present at the applicable GM board meeting and has unanimously determined that the transactions are advisable, desirable and in the best interests of GM and the GM common stockholders. The GM board of directors also has unanimously determined that the transactions, taken as a whole, on the terms and conditions of the transaction agreements, are fair to the holders of GM $1 2/3 par value common stock and to the holders of GM Class H common stock. The GM board of directors unanimously recommends that GM common stockholders vote to APPROVE EACH OF THE SIX PROPOSALS described in this document.

      For more information regarding the matters being submitted to GM common stockholders for their approval or ratification, see “GM Consent Solicitation Matters— Solicitation of Written Consent of GM Common Stockholders— Matters to be Approved.”

Advantages and Disadvantages of the Transactions to GM Common Stockholders

      The following is a description of important advantages and disadvantages of the transactions to the GM common stockholders. As described below, the transactions will have differing effects on and consequences for holders of GM $1 2/3 par value common stock and holders of GM Class H common stock. For an explanation of material tax consequences of the transactions to GM common stockholders, see “—Material Tax Consequences Relating to the Transactions” below.

      GM Class H Common Stockholders. As a result of the transactions, all outstanding shares of GM Class H common stock will be cancelled and the former GM Class H common stockholders will no longer be holders of a tracking stock of GM, but instead will be holders of an asset-based Hughes common stock and, under certain circumstances, News Corporation Preferred ADSs. Holders of News Corporation Preferred ADSs have only limited voting rights except in limited circumstances described at “News Corporation Capital Stock— Preferred Ordinary Shares— Voting.”

      Following completion of the transactions, Hughes will be separated from GM and News Corporation, a diversified international media and entertainment company that has demonstrated its ability to develop and operate direct-to-home television platform businesses, will be affiliated with Hughes as a result of its significant indirect ownership interest in Hughes. Hughes believes that, as a public company independent from GM, it will have greater flexibility in accessing capital for operations and expansion, including through the use of its own publicly traded equity as currency for future strategic acquisitions and alliances. In addition, Hughes believes that its affiliation with News Corporation and its affiliates will benefit Hughes.

      If the requisite GM common stockholder approval of the proposals relating to the transactions is obtained and the transactions are completed, the GM Class H common stockholders will no longer have the right to have their shares of GM Class H common stock exchanged for shares of GM $1 2/3 par value common stock at a 120% exchange rate in connection with the transactions, as currently provided for under certain circumstances pursuant to provisions of the GM restated certificate of incorporation.

      In addition, if the requisite GM common stockholder approval of the proposals relating to the transactions is obtained, GM common stockholders will be approving and consenting to an asset transfer consisting of the $275 million special cash dividend from Hughes to GM without the distribution of a portion of that amount to GM Class H common stockholders that is currently provided for under certain circumstances pursuant to a policy statement of the GM board of directors and without any adjustment of GM’s retained economic interest in Hughes. If the transactions were completed without the approval of GM common stockholders (and without any other action by the GM board of directors to cause the policy statement to be inapplicable), GM would have been required to pay a dividend to GM Class H common stockholders in an aggregate amount of approximately $220.4 million (or approximately $0.20 per share of GM Class H common stock), representing approximately 80.2% of the special cash dividend to be paid to GM by Hughes.

      However, if the requisite GM common stockholder approval of the transactions is not obtained, the transactions will not occur. If that happens, GM Class H common stockholders will have no right to exchange their shares for shares of GM $1 2/3 par value common stock at a 120% exchange rate or to receive any dividend distribution from GM.

      Hughes may be required to indemnify GM for certain liabilities, including with respect to certain tax matters and the historical operation of Hughes, and News Corporation for certain liabilities. In addition, the transaction agreements include certain indemnification obligations in favor of Hughes, including with respect to the business of GM (other than Hughes). See “Description of Principal Transaction Agreements— GM/Hughes Separation Agreement— Indemnification” and “—Stock Purchase Agreement— Indemnification.”

      The receipt of cash and/or News Corporation Preferred ADSs by the former GM Class H common stockholders in exchange for shares of Hughes common stock in the News stock acquisition will be a taxable transaction for U.S. federal income tax purposes (and also may be a taxable transaction under applicable state, local or other income tax laws).

      GM $1 2/3 Par Value Common Stockholders. As a result of the transactions, GM will have only one class of outstanding common stock, the GM $1 2/3 par value common stock. GM will then no longer have tracking stock and will be focused primarily on its core automotive and related businesses. After the transactions, the GM $1 2/3 par value common stockholders will continue to hold their shares of GM $1 2/3 par value common stock. However, their shares will reflect only the financial performance of GM’s core automotive and related businesses, which will not include the Hughes business.

      As part of the Hughes split-off, GM will receive a $275 million special cash dividend from Hughes, and no portion of this dividend payment will be distributed to the GM Class H common stockholders.

      Upon the completion of the GM/News stock sale, GM will receive approximately $3.07 billion in cash and approximately $0.77 billion in News Corporation Preferred ADSs and/or cash, subject to adjustment based on the collar mechanism, as described in greater detail above at “— Description of the Transactions— The GM/News Stock Sale.” As a result of the transactions, through and to the extent of any GM ownership of News Corporation Preferred ADSs after the transactions, the GM $1 2/3 par value common stockholders will have an indirect interest in News Corporation and Hughes following the transactions. Holders of News Corporation Preferred ADSs have no voting rights except in limited circumstances described at “News Corporation Capital Stock— Preferred Ordinary Shares— Voting.”

      GM may be required to indemnify Hughes for certain liabilities, including with respect to the historical operation of GM’s core automotive and related businesses, and News Corporation for certain liabilities. In addition, the transaction agreements include certain indemnification obligations in favor of GM, including with respect to the business of Hughes. See “Description of Principal Transaction Agreements— GM/Hughes Separation Agreement— Indemnification” and “—Stock Purchase Agreement— Indemnification.”

      The receipt of cash and/or News Corporation Preferred ADSs by GM in the GM/News stock sale will be a taxable transaction for U.S. federal income tax purposes (and may be a taxable transaction under applicable state, local or other income tax laws).

News Corporation’s Reasons for the Transactions

      News Corporation has agreed to enter into the transactions, which provide for its subsidiary NPAL’s acquisition of 34% of the outstanding Hughes common stock upon the completion of the transactions, primarily in order to acquire an interest in a television distribution business in the United States and to complement its existing ownership of worldwide interests in direct-to-home television services.

Regulatory Requirements

      We have summarized below the material regulatory requirements affecting the transactions. We have not yet satisfied any of the conditions in the transaction agreements relating to the regulatory requirements we discuss and may not satisfy them in a timely manner (or at all). If we satisfy these conditions in a timely manner, we anticipate that we may be able to complete the transactions by late 2003 or early 2004.

U.S. Antitrust Requirements

      The transactions are subject to the requirements of the Hart-Scott-Rodino Act, which prevents specified transactions from being completed until required information and materials are furnished to the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission and specified waiting periods are terminated or expire. On May 2, 2003, we filed the required information and materials to notify the Department of Justice and the Federal Trade Commission of the transactions. On June 2, 2003, the Antitrust Division of the Department of Justice issued requests for additional information to Hughes and News Corporation. The Department of Justice’s Antitrust Division may fail to permit the completion of the transactions on a timely basis or it may bring a lawsuit seeking to prevent the transactions or impose onerous conditions in connection with its clearance.

      At any time, the Antitrust Division of the Department of Justice could challenge the transactions under the antitrust laws as it deems necessary, irrespective of whether applicable waiting periods have expired or whether the transactions were completed. In addition, any state could take action under either applicable state or federal antitrust laws as it deems necessary or desirable in the public interest, irrespective of whether applicable waiting periods have expired or whether the transactions were completed. Likewise, other persons could seek to challenge the transactions under applicable antitrust laws, irrespective of whether applicable waiting periods have expired and whether the transactions were completed. We can provide no assurance that a challenge to the transactions will not be made or that, if a challenge is made, we will prevail.

FCC Approval

      Pursuant to the Communications Act of 1934, the transfer of control of a company holding or controlling FCC licenses requires prior FCC approval. Hughes and its subsidiaries directly or indirectly hold or control FCC licenses. As a result of the transactions, GM will no longer control Hughes and its subsidiaries. Thus, on May 2, 2003, GM, Hughes and News Corporation filed a consolidated application for FCC consent to the transfer of control over the licenses and other authorizations held by Hughes and its subsidiaries in connection with the transactions. The FCC placed that application on public notice on May 16, 2003 and invited petitions, oppositions and other comments by third parties in respect of the application by June 16, 2003.

      A number of third parties have filed comments on, or petitions to deny, the joint GM, Hughes and News Corporation FCC application. The relief sought by those third parties includes requests that the FCC impose conditions on its grant of approval, designate the application for a formal hearing before deciding the merits and that the FCC deny the application. On July 1, 2003, GM, Hughes and News Corporation filed a consolidated opposition and reply to the comments and petitions to deny of those third parties who filed by the June 16, 2003 FCC deadline. On July 8, 2003, the FCC requested that GM, Hughes and News Corporation provide additional documents and information with respect to their application. GM, Hughes and News Corporation filed their responses to the FCC’s request on or before August 6, 2003.

      The application for FCC consent remains pending. The FCC’s transaction team has developed an informal timetable for acting upon complex mergers such as this and seeks to reach a final disposition of the application within 180 days from the initial public notice accepting the application for filing, but the FCC reserves the right to stop that 180-day “clock” at its discretion. GM, Hughes and News Corporation believe that the issues raised by third parties with respect to the application are without merit. However, there can be no assurance that the FCC will grant its consent in a timely manner or that the FCC will not agree with the views of those third parties opposing the application and deny its approval or impose onerous conditions in connection with granting its approval.

Foreign and Certain Other Regulatory Matters

      Hughes subsidiaries provide communications services in more than 50 foreign countries. In many of these countries, Hughes subsidiaries have received government licenses or other authorizations to provide such services. In some of the countries, completion of the transactions may require either government approval or notification of the change in control over the relevant licenses or authorizations. In addition, competition and/or antitrust approvals or clearances from certain foreign countries may be required for completion of the transactions. We do not currently anticipate that our pursuit of any foreign clearances or approvals will hinder, delay or restrict completion of the transactions.

      The transactions may be subject to regulatory requirements of other state, federal and foreign governmental agencies and authorities, including those relating to the regulation of the offer and sale of securities and those relating to the solicitation of a stockholder vote. GM, Hughes and News Corporation are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the transactions.

No Appraisal Rights

      The Delaware General Corporation Law and the GM restated certificate of incorporation do not provide appraisal rights to GM common stockholders in connection with the transactions. No appraisal rights will be available to GM common stockholders in connection with the Hughes split-off or the GM/News stock sale because no merger transaction is involved. Similarly, no appraisal rights will be available to GM common stockholders and, following the Hughes split-off share exchange, the Hughes common stockholders in connection with the News stock acquisition because GM has approved the merger in its capacity as the sole stockholder of Hughes at a meeting of the Hughes stockholders and GM is not a constituent corporation in the merger.

Stockholder Litigation Relating to the Transactions

      Six purported class actions have been filed on behalf of holders of GM Class H common stock alleging that, by approving the transactions, the defendants in the various cases have either variously acted outside their authority and/or breached their fiduciary duties to the stockholders or aided and abetted such acts. Two of these suits, Young v. Pearce, et al. and Silverstein v. Pearce, et al., were filed in Delaware Chancery Court against GM, Hughes, the Hughes directors and News Corporation. Two additional cases, Wyser-Pratte Management Co., Inc. v. Barnevik, et al., and LaMarche v. General Motors Corp., et al., were filed in Delaware Chancery Court against GM and the GM directors. Finally, two cases, Matcovsky v. Hughes Electronics Corp., et al. and Brody v. Hughes Electronics Corp., et al., were filed in Los Angeles County Superior Court against GM, the GM directors, Hughes and the Hughes directors. All of these cases seek unspecified monetary damages, preliminary and permanent injunctive relief prohibiting consummation of the transactions and attorneys fees and costs. In addition, the Wyser-Pratte and LaMarche complaints seek an injunction prohibiting a stockholder vote on the transactions. The defendants believe that the suits are without merit.

      In April 2003, a putative derivative and stockholder class action (Norman Levin v. K. Rupert Murdoch et al.) was filed in the United States District Court for the Southern District of New York against Fox Entertainment (nominal defendant) and Fox Entertainment’s board of directors alleging, among other things, that, in approving the transactions in which Fox Entertainment would acquire 34% of Hughes, they breached their fiduciary duties to Fox Entertainment’s public stockholders. The action seeks monetary and unspecified equitable relief. The defendants believe that the suit is without merit.

      Additional lawsuits may be filed after the date of this document.

Accounting Treatment

      GM will record the $275 million special cash dividend from Hughes to GM as a reduction in GM’s investment in Hughes. GM will record the exchange of Hughes common stock, representing approximately 80.2% of the equity in Hughes, for all the outstanding shares of GM Class H common stock in the Hughes split-off share exchange at book value. Simultaneously with the Hughes split-off, based on certain assumptions described elsewhere in this document, GM will sell all of its retained economic interest in Hughes (in the form of the Hughes Class B common stock, representing approximately 19.8% of the equity in Hughes) to News Corporation for approximately $3.07 billion in cash and up to an additional approximately $0.77 billion in News Corporation Preferred ADSs and/or cash, subject to adjustment based on the collar mechanism, pursuant to the GM/News stock sale. This will result in a gain based on the difference between these proceeds and the book value of the Hughes Class B common stock at the time of the transactions. GM will record any News Corporation Preferred ADSs received at their fair market value at the time of the transactions, and will account for them using the cost method.

      Based on a price of $14.00 per share of GM Class H common stock, the net book value of Hughes at June 30, 2003, and certain other assumptions, the transactions would have resulted in a gain of approximately $1.25 billion, net of tax. In addition, GM currently anticipates that as a result of the transactions, there will be a net reduction of GM stockholders’ equity of approximately $7.13 billion. The actual gain, as well as the actual effect on GM stockholders’ equity, will be higher or lower depending on, among other things, the actual value of GM Class H common stock at the time of the completion of the transactions, the total proceeds received for GM’s sale of Hughes Class B common stock in the GM/News stock sale, and the net book value of Hughes at the time of the completion of the transactions.

      The financial results of Hughes for all periods prior to the completion of the transactions will be reported as discontinued operations in GM’s consolidated financial statements. GM will begin reporting the financial results of Hughes as discontinued operations upon:

•	the receipt of the requisite GM common stockholder approval of each of the five proposals relating to the transactions; and

•	the satisfaction of all regulatory related conditions to the transactions.

      For Hughes, the transactions represent an exchange of equity interests by investors. As such, Hughes will continue to account for its assets and liabilities at historical cost and will not apply purchase accounting. Hughes will record the $275 million special cash dividend payment to GM as a reduction to additional paid-in capital. Any difference between the Hughes consolidated tax liability or receivable as determined on a separate return basis and the cash payment to or from GM resulting from the income tax allocation agreement described at “Description of Principal Transaction Agreements— Ancillary Separation Agreements— Tax Agreement,” also will be reflected as a reduction or increase in additional paid-in capital. Upon the completion of the transactions, Hughes will expense related costs that include investment advisor fees of approximately $50 million and retention and severance benefits to certain employees of approximately $62 million and approximately $5 million, respectively, determined as if the transactions had been completed on June 30, 2003. In addition, certain employees of Hughes may earn up to $45 million in additional retention benefits during the 12-month period subsequent to the completion of the transactions, and additional severance payments may be payable as described at “GM Consent Solicitation Matters— Interests of Executive Officers and Directors of GM and Hughes— Hughes Retention Bonus Plan; Hughes Executive Change in Control Severance Agreements; Other Employee Severance Benefits; Hughes Stock Options.”

Material Tax Consequences Relating to the Transactions

Material U.S. Federal Income Tax Consequences

      The following discussion describes the material U.S. federal income tax consequences of the Hughes split-off and the GM/News stock sale to U.S. persons who are holders of GM Class H common stock, holders of GM $1 2/3 par value common stock and GM, and of the News stock acquisition and the ownership of News Corporation Preferred ADSs to holders of GM Class H common stock. This discussion is intended for general information only and does not address all aspects of U.S. federal income taxation that might be relevant to such stockholders in light of their status or personal investment circumstances and does not discuss the U.S. federal income tax consequences to stockholders that are subject to special treatment under the U.S. federal income tax laws, such as non-U.S. persons, dealers or traders in securities or currencies, regulated investment companies, insurance companies, financial institutions, tax-exempt organizations, partnerships and other pass-through entities (or investors therein) or taxpayers that hold GM common stock, or will hold Hughes common stock or News Corporation Preferred ADSs, as a position in a “straddle,” or as part of a “hedging,” “conversion” or “integrated” transaction or that have a “functional currency” other than the

U.S. dollar. In addition, this discussion does not address the tax consequences to holders of options in respect of GM common stock or other persons who have received their GM common stock as compensation or through a tax-qualified retirement plan. Also, this discussion does not address the tax consequences of the Hughes split-off, the GM/News stock sale or the News stock acquisition under state, local and non-U.S. tax laws or U.S. federal tax laws other than the U.S. federal income tax laws. This discussion assumes that the GM common stock that is, and the Hughes common stock and News Corporation Preferred ADSs that will be, held by the holders thereof will be held as a capital asset within the meaning of the Code.

      This discussion is based upon the Code, regulations proposed or promulgated thereunder, judicial decisions relating thereto and current rulings and administrative pronouncements of the IRS, in each case as in effect as of the date of this document and all of which are subject to change at any time, possibly with retroactive effect. Any such change could alter the tax consequences to GM, Hughes or you as a GM common stockholder as described directly below.

      You should consult your tax advisor as to the particular tax consequences to you of the Hughes split-off and the GM/News stock sale and the News stock acquisition, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

Hughes Split-off and The GM/News Stock Sale

      GM has applied for a private letter ruling from the IRS to the effect, among other things, that:

•	No gain or loss will be recognized by, and no amount will be included in the income of, the holders of GM Class H common stock upon the receipt of Hughes common stock in the Hughes split-off share exchange; and

•	No gain or loss will be recognized by GM on the distribution of Hughes common stock to the holders of GM Class H common stock in exchange for their GM Class H common stock in the Hughes split-off share exchange, other than gains related to certain intercompany transactions that will be recognized by Hughes and included in GM’s consolidated U.S. federal income tax return at the time of the Hughes split-off share exchange.

      It is a condition to the completion of the transactions that GM obtain a private letter ruling to the effect that the distribution by GM of Hughes common stock to the GM Class H common stockholders in connection with the Hughes split-off share exchange will be tax-free to GM (other than with respect to gains related to certain intercompany transactions that will be recognized at the time of the Hughes split-off share exchange) and the GM Class H common stockholders under Section 355 and related sections of the Code, and that such ruling continues to be in effect at the time of the completion of the transactions. It is also a condition to the completion of the transactions that the private letter ruling obtained by GM be reasonably satisfactory to GM and, to the extent that the private letter ruling includes statements relating to facts under the control of News Corporation or relates to or affects any obligations of or limitations on, Hughes or News Corporation, to News Corporation. If the private letter ruling is not issued or ceases to be in effect at the time the transactions would otherwise be completed, these conditions may be waived, but only by the party to whose benefit the condition runs. In the unlikely event that GM were to determine to waive its condition relating to the IRS private letter ruling, GM would mail additional information to the GM common stockholders describing, as appropriate, any changes in the material U.S. federal income tax consequences that would result from the split-off share exchange and would resolicit proxies from one or both classes of GM common stockholders if there were any material adverse changes in the U.S. federal income tax consequences of the transactions to GM or such stockholders.

      Provided that the rulings described above are received by GM from the IRS and continue to be in full force and effect at the time of the completion of the transactions, for U.S. federal income tax purposes:

•	No gain or loss will be recognized by GM upon the exchange of Hughes common stock for GM Class H common stock in the Hughes split-off share exchange, other than gains related to certain intercompany transactions that will be recognized at the time of the Hughes split-off share exchange.

•	The GM/News stock sale will be a taxable sale to GM, in which GM will recognize gain or loss.

•	No income, gain or loss will be recognized by GM Class H common stockholders upon their receipt of the Hughes common stock in exchange for their GM Class H common stock.

•	The tax basis of the Hughes common stock that a GM Class H common stockholder receives will equal the stockholder’s tax basis in the GM Class H common stock immediately before the Hughes split-off share exchange.

•	The holding period of the Hughes common stock that a GM Class H common stockholder receives will include the period during which the stockholder held its GM Class H common stock.

•	No gain or loss will be recognized by the holders of GM $1 2/3 par value common stock in connection with the changes to the GM restated certificate of incorporation proposed in connection with the Hughes split-off and the GM/News stock sale or as a result of the Hughes split- off share exchange.

      The IRS private letter ruling will not specifically address how tax bases and holding periods should be allocated among shares of Hughes common stock received in the Hughes split-off share exchange by stockholders who own two or more blocks of GM Class H common stock with different per share bases and/or holding periods. If you fall into this category of stockholders, you are encouraged to consult with your own tax advisor regarding the possible tax basis and holding period consequences of the Hughes split-off share exchange.

      If issued, the IRS private letter ruling generally will be binding on the IRS but will be based upon representations made by GM and upon assumptions described in the IRS private letter ruling. If any of the representations or assumptions related to the IRS private letter ruling are incorrect or untrue in any material respect, then the IRS private letter ruling may be invalidated. We are not aware of any facts or circumstances that would cause any of the anticipated representations or assumptions to be incorrect or untrue in any material respect. Nevertheless, if the Hughes split-off share exchange were treated as a taxable transaction, both GM and holders of GM Class H common stock could incur material U.S. federal income tax liabilities.

      Current Treasury regulations require each GM Class H common stockholder that receives Hughes common stock pursuant to the Hughes split-off share exchange to attach to such stockholder’s U.S. federal income tax return for the year in which the Hughes split-off share exchange occurs a statement including information to demonstrate the applicability of Section 355 of the Code to the Hughes split-off share exchange. If you are a GM Class H common stockholder, GM will provide this information to you after the completion of the transactions so that you can comply with these regulations.

The News Stock Acquisition

      Except as discussed in the next paragraph, each GM Class H common stockholder will be treated, for U.S. federal income tax purposes, as exchanging a portion of each of such stockholder’s shares of Hughes common stock (received in the Hughes split-off share exchange) for News Corporation Preferred ADSs and/or cash in the News stock acquisition. The receipt of News Corporation Preferred ADSs and/or cash in exchange for shares of Hughes common stock in the News stock acquisition will be a taxable transaction for U.S. federal income tax purposes (and also may be a taxable transaction under applicable state, local or other income tax laws). In general, a Hughes common stockholder (i.e., a former GM Class H common stockholder) will recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) such holder’s adjusted tax basis in the shares of Hughes common stock (or fractional interests therein) that are converted into News Corporation Preferred ADSs and/or cash in the News stock acquisition and (2) the sum of the amount of cash and the fair market value of the News Corporation Preferred ADSs received or deemed received in exchange therefor. Such gain or loss will be a capital gain or loss, and will be a long-term capital gain or loss if the shares of Hughes common stock are treated as having been held for more than one year at the time of the News stock acquisition. In the case of non-corporate stockholders, a long-term capital gain is currently eligible to be taxed at reduced rates for U.S. federal income tax purposes. There are limitations on the deductibility of capital losses. The tax basis of the News Corporation Preferred ADSs (if any) received by a Hughes common stockholder (i.e., a former GM Class H common stockholder) in the News stock acquisition will be equal to the fair market value of such securities on the effective date of the News stock acquisition and such holder’s holding period in the News Corporation Preferred ADSs (if any) so received will commence on the day after the effective date of the News stock acquisition.

      As described in greater detail below at “Share Identification Election For GM Class H Common Stockholders,” each GM Class H common stockholder who is the holder of record of his, her or its shares may elect the method to identify certain shares of Hughes common stock (instead of a portion of each share) received in the Hughes split-off share exchange that such holder wishes to convert into the right to receive News Corporation Preferred ADSs and/or cash in the News stock acquisition. Each GM Class H common stockholder whose shares are held in street name through one or more brokers or through one or more custodial accounts may be provided the opportunity to make a similar election with such stockholder’s broker(s) or other agent(s) on an account-by-account basis; whether such opportunity is available will be determined by the broker(s) or other agent(s). If, for U.S. federal income tax purposes, the IRS respects the specific identification of the shares of Hughes common stock (or fractional interests therein) to be converted pursuant to such procedures, then the shares of Hughes common stock (or fractional interests therein) specifically identified in such manner will be treated as the shares that were exchanged. Gain or loss on the exchange of the identified shares would then be determined and taxed for U.S. federal income tax purposes in the manner described in the preceding paragraph. We can provide no assurance that a GM Class H common stockholder will be able to identify certain shares of Hughes common stock after the Hughes split-off share exchange or that a taxing authority will respect the election as identifying the shares that were exchanged in the News stock acquisition. Each GM Class H common stockholder should consult such stockholder’s tax advisor as to whether any steps taken by such stockholder to identify which shares of Hughes common stock have been disposed of in the News stock acquisition will be respected for U.S. federal income tax purposes.

      Under the U.S. federal income tax backup withholding rules, unless an exemption applies, News Corporation or its affiliate is required to and will withhold up to 28% of all reportable payments to which a Hughes common stockholder is entitled in the News stock acquisition, unless the Hughes common stockholder provides a tax identification number, or “TIN” (social security number, in the case of an individual, or employer identification number, in the case of other stockholders), and certifies under penalties of perjury that its TIN is correct, the stockholder is not subject to backup withholding and the stockholder is a U.S. person. Each Hughes common stockholder (i.e., a former GM Class H common stockholder) should complete and sign the substitute Form W-9 that will be part of the letter of transmittal to be returned to the exchange agent (or other agent) in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is otherwise proved in a manner satisfactory to the exchange agent (or other agent). The exemptions provide that certain Hughes common stockholders (including, among others, corporations and certain foreign individuals) generally are not subject to backup withholding. In order for a foreign individual to qualify as an exempt recipient, however, he or she must submit a signed statement (such as a Certificate of Foreign Status on Form W-8BEN) attesting to his or her exempt status. Any amounts withheld will be allowed as a credit against the stockholder’s U.S. federal income tax liability for that year, provided that the appropriate information is furnished to the IRS.

Holding News Corporation Preferred ADSs

      A holder that receives News Corporation Preferred ADSs in the News stock acquisition will be treated as the owner of the underlying Preferred Ordinary Shares of News Corporation for U.S. federal income tax purposes. Accordingly, if News Corporation Preferred ADSs are later exchanged for Preferred Ordinary Shares, no gain or loss will be recognized upon the exchange; the holder’s tax basis in the Preferred Ordinary Shares will be the ratable portion of its tax basis in the News Corporation Preferred ADSs surrendered therefor; and the holding period of the Preferred Ordinary Shares will include the period during which the holder held the surrendered News Corporation Preferred ADSs. For a description of the tax basis and holding period of such News Corporation Preferred ADSs, see “Material U.S. Federal Income Tax Consequences— The News Stock Acquisition,” above.

      Any cash distribution paid by News Corporation out of earnings and profits, as determined under U.S. federal income tax law, will be subject to tax as dividend income and will be includible in the gross income of a holder when such distribution is received by the depositary. Cash distributions paid by News Corporation in excess of its earnings and profits will be treated as (1) a tax-free return of capital to the extent of the holder’s adjusted basis in its News Corporation Preferred ADSs (reducing such adjusted basis, but not below zero), and (2) thereafter as a gain from the sale or exchange of such News Corporation Preferred ADSs. Any cash distribution that is treated as a dividend will be includible in the gross income of such holder in an amount equal to the gross amount (including Australian withholding tax) of the dividend. A dividend paid in Australian dollars generally will be includible in income in a U.S. dollar amount based on the prevailing U.S. dollar/ Australian dollar exchange rate at the time of receipt by the depositary. Such dividend income generally will constitute foreign source income for U.S. federal income tax purposes. Subject to certain complex limitations, any Australian tax withheld from the cash dividend will be treated as a foreign income tax that may be claimed as a credit against the U.S. federal income tax liability of the holder. Alternatively, the Australian tax withheld may be deducted currently at the election of the holder. The dividend income generally will not be eligible for the dividends received deduction allowed to corporations. Under recently enacted legislation, which is generally effective for tax years beginning after December 31, 2002 through tax years beginning on or before December 31, 2008, dividend income received by an individual from a corporation organized in the United States or from a “qualified foreign corporation” is eligible for taxation at the lower rates imposed on long-term capital gains recognized by individuals. A non-U.S. corporation is a “qualified foreign corporation” if (1) it is eligible for benefits under a comprehensive U.S. income tax treaty determined to be satisfactory by the United States Department of the Treasury or (2) its stock with respect to which the dividend is paid is readily tradeable on an established securities market in the United States. The Conference Report with respect to the legislation states that until the United States Department of the Treasury identifies satisfactory treaties for this purpose, a non-U.S. corporation will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program (which would include the United States— Australia treaty currently in effect). The Conference Report further states that a non-U.S. corporation’s stock is treated as readily tradeable on an established securities market in the U.S. if an American Depositary Receipt (which would represent a News Corporation Preferred ADS) backed by such stock is so traded.

      Upon the sale, exchange or other disposition of News Corporation Preferred ADSs, a holder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized on the disposition and the holder’s tax basis in such News Corporation Preferred ADSs. Such gain or loss will be a capital gain or loss, and will be long- term if the News Corporation Preferred ADSs have been held for more than one year. Any such capital gain generally will be treated as U.S. source income.

Material Australian Income Tax Consequences

The GM/News Stock Sale

      GM has been advised by Mallesons Stephen Jaques that GM will realize no taxable gain or loss and receive no taxable income for Australian tax purposes upon the receipt of cash and/or News Corporation Preferred ADSs in connection with the GM/News stock sale in exchange for its shares of Hughes Class B common stock, and GM will not be subject to any Australian withholding tax or suffer any adverse Australian tax adjustments in respect of the exchange and cancellation of the GM Class H common stock, provided that GM and Hughes are not residents of Australia for Australian tax purposes and that GM is not using or holding the Hughes Class B common stock sold in the GM/News stock sale for the purposes of any business carried on in Australia.

The News Stock Acquisition

      News Corporation has been advised by its special Australian counsel, Allens Arthur Robinson, that holders of GM Class H common stock will realize no taxable gain or loss and receive no taxable income for Australian tax purposes upon the receipt of News Corporation Preferred ADSs and/or cash to be issued in connection with the News stock acquisition in exchange for their exchanged shares provided that they are not residents of Australia for Australian tax purposes, Hughes is not a resident of Australia for Australian tax purposes and that those holders are not using, holding or disposing of the exchanged shares for the purposes of any business carried on in Australia.

Holding News Corporation Preferred ADSs

      The following discussion prepared by Allens Arthur Robinson, special Australian counsel to News Corporation, provides general information about the consequences under Australian tax law of non-residents of Australia acquiring and holding News Corporation Preferred ADSs as a result of the transactions and does not purport to be a complete technical analysis or listing of all potential tax effects to U.S. holders of News Corporation Preferred ADSs. In addition, this discussion may not apply to certain classes of holders such as dealers or holders who carry on business in Australia. Prospective recipients of News Corporation Preferred ADSs pursuant to the transactions are urged to consult their own tax advisor as to the tax consequences to them under the laws of Australia of receiving News Corporation Preferred ADSs in the transactions and of holding those News Corporation Preferred ADSs. Except as otherwise noted, the statements of Australian laws set forth below are based on the laws in effect on the date of this document and are subject to any changes in Australian law or any bilateral taxation convention between the United States and Australia occurring after the date of this document. No arrangements exist or are proposed under which News Corporation will assume liability to reimburse to stockholders any tax that it withholds in respect of dividends in accordance with Australian tax legislation.

      Under the Australian imputation system of taxation, dividends paid out of the profits of News Corporation that have been subject to tax at the maximum corporate rate then in effect are referred to as “fully franked dividends.” In the case of fully franked dividends paid to shareholders who are not residents of Australia, no dividend withholding tax is payable and such dividends are not subject to Australian income tax in the hands of such non-resident holders.

      Dividends that are paid from profits on which no Australian corporate tax has been paid are referred to as “unfranked dividends.” Unfranked dividends, generally, are subject to withholding tax at 30% when paid to shareholders who are non-residents of Australia except to the extent that the dividend is paid out of certain foreign-source dividend income and certain other conditions are satisfied. Under the tax treaty currently in effect between Australia and the United States, the withholding tax imposed on dividend payments to a qualifying U.S. resident individual by a corporation resident in Australia (such as News Corporation) is limited to 15% of the gross dividend. Under changes to that tax treaty, which will take effect on July 1, 2003, the withholding tax on dividend payments to a qualifying U.S. resident, which is a company holding directly at least 10% of the voting power of News Corporation, is limited to 5% of the gross dividend.

      If the profits out of which News Corporation pays a dividend have been taxed at a rate that is less than the maximum Australian corporate tax rate then in effect, the dividend received by its shareholders will be partially franked. Dividends paid to holders of News Corporation Preferred ADSs who are not residents of Australia will be subject to withholding tax on the unfranked portion of the dividend.

      Non-residents of Australia who do not carry on business in Australia will have no Australian income tax liability with respect to fully franked dividends, and no further Australian income tax liability in respect of dividends that are not fully franked once the withholding tax in respect of the unfranked portion thereof has been paid. Such non-resident holders of News Corporation Preferred ADSs with no other source of Australian income are not required to file an Australian income tax return. News Corporation will send to holders of News Corporation Preferred ADSs statements that indicate the extent to which dividends are franked and the amounts of any taxes withheld.

Disposal of Shares/News Corporation Preferred ADSs

      Upon the sale, exchange or other disposition of News Corporation Preferred ADSs, a News Corporation shareholder who (1) is not a resident of Australia for Australian tax purposes, (2) has not, either alone or in combination with associates (as defined in the Income Tax Assessment Act 1997 (as amended)), held 10% or more of the issued shares of News Corporation (by value) at any time during the five years preceding the disposition, and (3) has not held or disposed of the News Corporation Preferred ADSs in, or in the course of activities conducted or carried on in, Australia, generally, will not be subject to Australian income tax or capital gains tax in respect of any gain or profit from the disposition. Neither Australia nor any political subdivision of Australia imposes any gift, estate or death tax or duty in respect of the gift, devise or bequest of News Corporation Preferred ADSs.

      No stamp duty or other transfer tax is payable under the law of the State of South Australia, the state of registration of News Corporation, or of any other Australian jurisdiction, upon the transfer of any News Corporation Preferred ADSs provided that any instrument by which News Corporation Preferred ADSs are transferred is executed outside Australia on the basis that the Preferred Ordinary Shares to which the News Corporation Preferred ADSs relate are registered on a register in South Australia or outside Australia.

      No Australian stamp duty is payable on any transfer of Preferred Ordinary Shares taking place on or after July 1, 2001, provided that these shares are listed on the Australian Stock Exchange, the New York Stock Exchange or certain other designated stock exchanges.

      Under the stamp duties legislation of South Australia, it would be an offense to register a transfer of Preferred Ordinary Shares liable to South Australian duty if that transfer had not been stamped. Other dealings in relation to Preferred Ordinary Shares may have stamp duty consequences in one or more Australian jurisdictions.

Resale Limitations

      In general, shares of Hughes common stock and News Corporation Preferred ADSs issued to GM Class H common stockholders pursuant to the transactions will be freely transferable, except for shares received by persons who may be deemed to be “affiliates” of the parties to the transactions under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with a person. Affiliates may sell their shares of Hughes common stock and News Corporation Preferred ADSs only pursuant to an effective registration statement under the Securities Act covering the resale of those shares, an exemption under Rule 145(d) of the Securities Act or any other applicable exemption under the Securities Act. We expect that the exemption under Rule 145(d) of the Securities Act will be available for resales of shares of Hughes common stock and News Corporation Preferred ADSs by most of the affiliates of GM and Hughes immediately following the completion of the transactions. The registration statements of Hughes and News Corporation on Form S-4 and Form F-4, respectively, of which this document constitutes a part, do not cover the resale of Hughes common stock or News Corporation Preferred ADSs held by affiliates after the transactions.

DESCRIPTION OF PRINCIPAL TRANSACTION AGREEMENTS

      On April 9, 2003, GM, Hughes and News Corporation and certain of their respective affiliates entered into certain agreements that set forth the terms and conditions of the proposed transactions. The principal transaction agreements consist of the following:

•	the stock purchase agreement, as amended, which establishes the overall framework for the transactions as well as the terms and conditions of the Hughes split-off and the GM/News stock sale;

•	the merger agreement, as amended, which establishes the terms and conditions of the News stock acquisition;

•	the GM/Hughes separation agreement, which establishes certain terms and conditions relating to the separation of Hughes from GM; and

•	certain other ancillary agreements contemplated by the agreements listed above.

      The descriptions of the principal transaction agreements, including the stock purchase agreement, the merger agreement, the GM/Hughes separation agreement and certain other agreements contemplated by those agreements, set forth below summarize what we believe to be the material terms of those agreements. However, these summaries do not purport to be complete and are qualified in their entirety by reference to the actual text of those agreements, most of which have been filed as exhibits to the registration statements of which this document constitutes a part. Copies of the stock purchase agreement, the merger agreement and the GM/Hughes separation agreement (and certain amendments thereto) have been filed as exhibits to the registration statements of which this document constitutes a part and are incorporated by reference into this document. For more information about how you can obtain copies of these agreements, see “Where You Can Find More Information” below.

Stock Purchase Agreement

      GM, Hughes and News Corporation have entered into a stock purchase agreement that establishes important terms and conditions relating to the implementation of the Hughes split-off and the GM/News stock sale. Generally speaking, the stock purchase agreement sets forth the terms and conditions of GM’s obligations to complete the Hughes split-off and the GM/News stock sale.

      Let us tell you more about the stock purchase agreement:

The Hughes Split-Off

      Simultaneously with the GM/News stock sale, GM and Hughes will complete the Hughes split-off. The stock purchase agreement provides that GM and Hughes will take all actions within their control to complete the Hughes split-off pursuant to the following steps:

•	GM and Hughes will cause GM to hold a number of shares of Hughes common stock equal to the numerator of the GM Class H fraction and a number of shares of Hughes Class B common stock equal to the denominator of the GM Class H fraction minus the numerator of such fraction;

•	GM will cause the GM Class H fraction, expressed as a number, to be at least 0.80; and

•	GM will distribute in the Hughes split-off share exchange one share of Hughes common stock in exchange for and in redemption of each outstanding share of GM Class H common stock, and the GM Class H common stock will be redeemed and cancelled.

      After the Hughes split-off share exchange, each former holder of shares of GM Class H common stock will not have any rights with respect to such shares, and any certificates representing, or other evidence of ownership of, such shares will represent shares of Hughes common stock distributed in the Hughes split-off share exchange.

      Treatment of Stock Options, Restricted Stock Units and Incentive Compensation Awards. In connection with the Hughes split-off share exchange, GM and Hughes have agreed to take all actions as may be necessary to cause each outstanding option to purchase shares of GM Class H common stock to be converted into an option to purchase, and become in accordance with its terms exercisable for, the same number of shares of Hughes common stock. In addition, restricted stock units with respect to shares of GM Class H common stock and other incentive compensation awards payable in, or determined by reference to, shares of GM Class H common stock, will be converted into, and become in accordance with their terms exercisable for, the same number of restricted stock units or incentive compensation awards with respect to shares of Hughes common stock. GM and Hughes have agreed to take all such actions as may be necessary to cause payments under the Hughes long-term achievement plan that are payable in shares of GM Class H common stock to become payable in the same number of shares of Hughes common stock and payments under such plan that are payable in shares of GM $1 2/3 par value common stock to become payable in a number of shares of Hughes common stock to be determined by a formula based on the prices of GM Class H common stock and GM $1 2/3 par value common stock near the time of the completion of the Hughes split-off and GM/News stock sale. GM and Hughes have agreed to use reasonable best efforts to obtain any consents of the holders of such options, restricted stock units and rights to payment under the Hughes long-term achievement plan to the extent required by the terms thereof to achieve these effects in connection with the Hughes split-off share exchange.

The GM/News Stock Sale

      The stock purchase agreement provides that, simultaneously with the completion of the Hughes split-off, GM will sell to NPAL, a subsidiary of News Corporation, all of GM’s shares of Hughes Class B common stock. These shares will represent GM’s approximately 19.8% retained economic interest in Hughes. The stock purchase agreement provides that the purchase price for the fixed price shares (i.e., 80% of GM’s shares of Hughes Class B common stock) will be $14.00 per share payable in cash. Based on certain assumptions described elsewhere in this document, the aggregate purchase price for these shares will be approximately $3.07 billion.

      The stock purchase agreement provides that News Corporation may elect to pay for the variable price shares (i.e. the remaining 20% of GM’s shares of Hughes Class B common stock) with News Corporation Preferred ADSs, cash or a combination of News Corporation Preferred ADSs and cash. For these shares, NPAL will pay GM:

•	for each variable price share paid for with News Corporation Preferred ADSs, subject to limitations (1), (2) and (3) described below, a fraction of a share of a News Corporation Preferred ADS determined by dividing $14.00 by the average closing price of News Corporation Preferred ADSs. We sometimes refer to this as the “exchange ratio”; or

•	for each variable price share News Corporation elects to pay for in cash, subject to exception (4) described below, $14.00 per share.

      The stock purchase agreement provides that News Corporation will be presumed to be purchasing the variable price shares in exchange for News Corporation Preferred ADSs unless News Corporation elects to pay cash for some or all of the variable price shares by delivering a notice to that effect to GM at least three business days prior to the completion of the transactions. We sometimes refer to this as the “cash payment election notice.”

      The following provisions apply to the purchase of Hughes Class B common stock in the GM/News stock sale:

(1)	The determination of the average closing price of News Corporation Preferred ADSs will be over the 20 consecutive trading days ending on and including the fifth business day prior to the completion of the transactions.

(2)	The exchange ratio is subject to the collar adjustments. If the average closing price of News Corporation Preferred ADSs:

•	is equal to or greater than $26.88, then the average closing price of News Corporation Preferred ADSs will be deemed to be equal to $26.88; and

•	is equal to or less than $17.92, then the average closing price of News Corporation Preferred ADSs will be deemed to be equal to $17.92.

(3)	If GM delivers a termination notice, as described below, as a result of the average of the volume weighted average closing prices per share of a News Corporation Preferred ADS during any 20 consecutive trading day period being less than $14.08 and News Corporation subsequently delivers a top-off election notice, as described below, the exchange ratio will be equal to the greater of:

•	the quotient resulting by dividing $14.00 by the average closing price of News Corporation Preferred ADSs (giving effect to the $17.92 price limitation); and

•	the quotient resulting from dividing $11.00 by the actual average closing price of News Corporation Preferred ADSs (without giving effect to the $17.92 price limitation).

(4)	If News Corporation elects to pay cash for some or all of the variable price shares and, if the average closing price of News Corporation Preferred ADSs is greater than $26.88, then that amount of cash will be determined by multiplying the average closing price of News Corporation Preferred ADSs (without giving effect to the $26.88 price limitation) by the exchange ratio.

Completion and Effectiveness of the GM/News Stock Sale

      The stock purchase agreement provides that the completion of the GM/News stock sale, which will occur simultaneously with the completion of the Hughes split-off, will occur no later than one business day after the date on which all the conditions to closing have been fulfilled or waived (other than those conditions that by their nature are to be fulfilled at the closing, but subject to the fulfillment or waiver of such conditions). For more information, see “— Conditions” below.

Obligation to Seek Requisite GM Common Stockholder Approval

      The stock purchase agreement provides the terms under which GM will seek the requisite GM common stockholder approval of each of the five proposals relating to the transactions. In addition to the obligations of GM, Hughes and News Corporation to prepare this document and file the registration statements of which this document constitutes a part, GM has agreed, subject to the provisions described below, to:

•	take all other action, in accordance with the U.S. federal securities laws, the Delaware General Corporation Law, all other applicable law, the GM restated certificate of incorporation, the GM by-laws and the GM board policy statement regarding certain capital stock matters, necessary to present the transactions, including the proposed amendment to the GM restated certificate of incorporation, the new Hughes certificate of incorporation, the Hughes split-off, the GM/News stock sale, the News stock acquisition and all other aspects of the transactions, to the holders of GM $1 2/3 par value common stock and GM Class H common stock for their consideration and in order to seek the requisite GM common stockholder approval;

•	include in this document the recommendation of the GM board of directors in favor of the transactions;

•	mail this document to the GM common stockholders; and

•	use reasonable best efforts, in accordance with the U.S. federal securities laws, the Delaware General Corporation Law and all other applicable law, to solicit from the GM common stockholders written consents to be obtained in connection with GM’s consent solicitation sufficient under applicable law to constitute the requisite GM common stockholder approval.

Each of these obligations is subject to certain conditions relating to compliance with certain securities laws, the receipt of and the continued effectiveness of the IRS private letter ruling applied for by GM and GM’s determination that there is no material risk that the DOJ or FCC will not approve the transactions prior to the “drop-dead date,” which we discuss below at “— Termination.”

      In addition, the stock purchase agreement provides that if the GM board of directors determines, in accordance with its fiduciary duties under applicable law, either that:

•	it cannot or will not be able to recommend the transactions to GM common stockholders for their approval; or

•	after having recommended to GM common stockholders approval of the transactions, it is required to withdraw, revoke or modify in any adverse manner its recommendation;

then GM must promptly notify News Corporation in writing of this determination. If GM provides this notification, it will not be required to take or continue any of the actions described above, although GM might owe a termination fee to News Corporation under these circumstances as described in greater detail elsewhere in this document. For more information, see “—Termination Fees; Expense Reimbursement” below.

Requisite GM Common Stockholder Approval

      Pursuant to the terms of the stock purchase agreement, GM is seeking common stockholder approval from:

•	the holders of a majority of the outstanding shares of GM $1 2/3 par value common stock;

•	the holders of a majority of the outstanding shares of GM Class H common stock; and

•	the holders of a majority of the voting power of the outstanding shares of GM $1 2/3 par value common stock and GM Class H common stock, voting together as a single class, based on their respective per share voting power pursuant to provisions set forth in the GM restated certificate of incorporation.

If these approvals are obtained, the proposals relating to the transactions, which are being submitted to GM common stockholders pursuant to GM’s consent solicitation, will have received the requisite GM common stockholder approval.

Covenants

      The following summarizes the more significant covenants made by GM, Hughes and News Corporation in the stock purchase agreement.

      Special Dividend. Hughes has agreed to declare and pay the $275 million special cash dividend to GM prior to the completion of the Hughes split-off.

      No Solicitation of Competing Transactions Involving Hughes. GM and Hughes have agreed, among other things, to cease discussions with other parties relating to competing transactions involving Hughes and to be bound by a non-solicitation provision restricting future discussions relating to such transactions.

      Pursuant to the non-solicitation covenant, GM, Hughes, their respective subsidiaries and certain other persons are generally prohibited from doing any of the following:

•	soliciting proposals from, participating in discussions with or furnishing information to any third party with respect to any merger, consolidation or other business combination involving Hughes or any acquisition of any capital stock or material portion of the assets, subject to certain exceptions, of Hughes or its significant subsidiaries, any acquisition of any GM Class H common stock or any combination of the foregoing, each of which we sometimes refer to as a “competing transaction”;

•	waiving any standstill or similar arrangement with respect to Hughes or its subsidiaries; or

•	entering into any agreement, other than a confidentiality agreement, or taking certain other actions with respect to a competing transaction.

However, at any time prior to receipt of the requisite GM common stockholder approval of the transactions, GM and Hughes may take certain actions if GM or Hughes has first received a bona fide, written proposal by a third party for a competing transaction that is on terms that the GM board of directors determines in good faith, after consultation with its financial advisors and counsel, would, if completed, result in a transaction that would be more favorable to GM and its stockholders than the transactions, and the GM board of directors, after consultation with counsel, determines in good faith that it is required to do so in order to comply with its fiduciary duties. The GM board of directors’ determination will take into account such factors as the GM board of directors in good faith deems relevant, including the identity of the third party and all legal, financial, regulatory and other aspects of the proposal, including the terms of any financing and the likelihood that the transactions will be completed. We sometimes refer to such a proposal as a “superior proposal.” This exception to the non-solicitation covenant is sometimes referred to as a “fiduciary out” exception. This fiduciary out exception will terminate upon the receipt of the requisite GM common stockholder approval of the proposals relating to the transactions. See “The Transactions—Description of the Transactions—Restrictions on Consideration of Competing Transactions and the Fiduciary Out Exception.”

      Prior to furnishing any confidential information to any third party, that third party must have entered into a confidentiality agreement with GM and/or Hughes that contains provisions that are no less restrictive than the comparable provisions contained in the confidentiality agreement entered into by GM, Hughes and News Corporation. GM and Hughes must promptly notify News Corporation of any such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives indicating the name of the person and the material terms and conditions of any inquiries, proposals or offers and keep News Corporation reasonably informed as to the status thereof.

      Each of GM and Hughes may enter into any agreement or arrangement, other than a confidentiality agreement, which may be entered into as described above, regarding any competing transaction, or approve or recommend to its stockholders, any such competing transaction, but only if GM has first:

•	given News Corporation at least 72 hours to respond to such competing transaction after GM has notified News Corporation that, in the absence of any further action by News Corporation, it would consider such competing transaction to be a superior proposal and would be required to withdraw, revoke or modify its recommendation of the transactions, and given due consideration to any amendments or modifications to the principal transaction agreements proposed by News Corporation during such period; and

•	terminated the stock purchase agreement and simultaneously paid to News Corporation the required $300 million termination fee.

      For more information about this non-solicitation covenant and the related fiduciary out exception, see “The Transactions—Description of the Transactions—Restrictions on Consideration of Competing Transactions and the Fiduciary Out Exception.”

      Conduct of Hughes’ Operations. The stock purchase agreement provides that, until the completion of the GM/News stock sale, Hughes will conduct its businesses and operations in the ordinary course, except as expressly contemplated by the stock purchase agreement. The stock purchase agreement also provides that Hughes will use reasonable best efforts to maintain and preserve the Hughes business organization and their material rights and franchises and to retain the services of Hughes’ officers and key employees and maintain relationships with customers, suppliers and other third parties.

      The stock purchase agreement also provides that, except in certain circumstances, until the completion of the GM/News stock sale, Hughes will not, without the prior written consent of News Corporation:

•	take any of the following actions with respect to Hughes’ or any of its subsidiaries’ securities:

-	adjust, split, combine, recapitalize or reclassify its capital stock;

-	except for the $275 million special cash dividend and the Hughes split-off share exchange, make, declare or pay any dividend or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock;

-	grant any person any right or option to acquire any shares of its capital stock other than grants in accordance with the terms of the stock purchase agreement;

-	except for the Hughes split-off share exchange, issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any securities, instruments or obligations convertible into or exchangeable or exercisable for any shares of its capital stock or such securities, except pursuant to the exercise of outstanding options and options issued in accordance with the terms of the stock purchase agreement; or

-	enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

•	permit any person other than GM to own any of its issued and outstanding capital stock;

•	sell or otherwise dispose of or encumber any amount of Hughes’ or any of its subsidiaries’ property or assets that is material to Hughes and its subsidiaries, other than in the ordinary course of business, consistent with past practice;

•	make or propose any changes in its certificate of incorporation or by-laws;

•	merge or consolidate with any other person or acquire assets or capital stock of any other person which are material to Hughes and its subsidiaries, taken as a whole, or enter into any confidentiality agreement with any person with respect to any such transaction;

•	enter into or modify any benefit plan or other employment, severance, change in control, termination or similar agreements with, or grant any bonus, severance or termination pay or otherwise increase the compensation or benefits of, any officer, director, consultant or employee of Hughes or its subsidiaries, other than:

-	as required by applicable law or a binding written contract in effect on the date of the stock purchase agreement; or

-	in the ordinary course of business consistent with past practice;

•	take any action that would reasonably be expected to result in GM’s or Hughes’ representations and warranties set forth in the stock purchase agreement becoming false or inaccurate;

•	amend the transaction agreements to which News Corporation is not a party;

•	incur any material indebtedness or amend the terms of any existing material indebtedness;

•	subject to certain exceptions, settle any litigation or enter into any consent decree or similar equitable relief in settlement of any litigation, in each case on terms which include a material limitation on the business or operations of Hughes after completion of the transactions;

•	subject to certain exceptions, enter into joint ventures or similar arrangements that are material to Hughes; or

•	agree in writing or otherwise to take any of the foregoing actions.

      Regulatory Approvals. GM, Hughes and News Corporation have agreed to use their reasonable best efforts to take all actions and to do all things necessary, proper or advisable to complete the transactions. In addition, GM, Hughes and News Corporation have agreed to use their reasonable best efforts to take all actions necessary to obtain all required FCC approvals and the expiration or termination of the waiting period under the Hart-Scott-Rodino Act.

      In addition, News Corporation and Hughes have agreed to consent to the imposition by the FCC of a series of program access undertakings as a condition of FCC approval of the transactions. News Corporation and Hughes will agree to operate under the same program access rules that Congress and the FCC have placed on programmers that are affiliated with cable operators, regardless of whether or not News Corporation is otherwise legally subject to the FCC’s program access rules. Accordingly, News Corporation will continue to make its programming available to all multi-channel video programming distributors on non-discriminatory prices, terms and conditions. News Corporation and Hughes have also agreed to consent to a number of other restrictions that go beyond those applicable to cable-affiliated programmers and direct broadcast satellite operators. These restrictions would, for example, (1) preclude News Corporation from offering any of its existing or future national or regional programming services on an exclusive basis to any multi-channel video programming distributor, (2) preclude News Corporation and DIRECTV from discriminating against unaffiliated programming services in the selection, price, terms or conditions of carriage, and (3) preclude News Corporation and DIRECTV from entering into exclusive arrangements with or unduly or improperly influencing affiliated programming entities, including Liberty Media Corporation. These undertakings would remain in place as long as the FCC’s program access rules remain in effect and News Corporation holds an attributable interest in DIRECTV.

      Certain Transaction-Related Costs. GM, Hughes and News Corporation have agreed that transaction-related costs generally will be paid by the party that incurs them. GM and Hughes, however, have agreed to allocate between them certain expenses. See “—GM/Hughes Separation Agreement—Allocation of Expenses Relating to the Transactions.”

      GM, Hughes and News Corporation have agreed that News Corporation will pay all filing fees associated with filing any News Corporation registration statement relating to the transactions with the SEC and any state and foreign securities law regulators.

      NYSE Listing and Other Approvals. GM, Hughes and News Corporation have agreed to use reasonable best efforts to cause the Hughes common stock to be issued in the News stock acquisition to be listed on the NYSE prior to the completion of the transactions. In addition, if News Corporation is to issue any News Corporation Preferred ADSs in the transactions, News Corporation must prior to the completion of the transactions take all actions necessary for (1) the authorization of those News Corporation Preferred ADSs for listing on the NYSE, (2) the approval in principle from the Australian Stock Exchange that it will grant official quotation to any News Corporation Preferred Ordinary Shares underlying any News Corporation Preferred ADSs to be issued in the transactions and (3) any necessary approval of the Australian Securities and Investment Commission.

      Director and Officer Indemnification. The stock purchase agreement provides that for six years after the completion of the News stock acquisition, the new Hughes certificate of incorporation and by-laws will contain indemnification provisions for the directors and officers of Hughes prior to the completion of the Hughes split-off. For six years after the completion of the Hughes split-off, Hughes will indemnify present and former officers and directors of Hughes and its subsidiaries against losses, claims, damages, liabilities, fees and expenses arising out of actions or omissions occurring at or prior to the completion of the News stock acquisition.

Representations and Warranties; Survival

      GM and News Corporation make various mutual representations and warranties about their businesses and the approval of the transactions and, in the case of News Corporation, GMH Merger Sub and NPAL. Hughes provides more extensive representations and warranties about itself and its subsidiaries with respect to, among other things, items related to its businesses. The representations and warranties in the stock purchase agreement will not survive the completion of the GM/ News stock sale, except that certain provisions relating to the tax-free status of the exchange of Hughes common stock for GM Class H common stock in the Hughes split-off share exchange and covenants and agreements contained in the stock purchase agreement that by their terms require performance after the completion of the GM/News stock sale shall survive indefinitely.

Conditions

      Conditions to Each Party’s Obligations. The stock purchase agreement provides that the obligations of GM, Hughes and News Corporation to complete the transactions are each subject to the satisfaction or waiver of the following conditions:

•	the absence of any order, injunction or decree issued by a U.S. court preventing the completion of the transactions;

•	the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Act;

•	the receipt of all U.S. governmental approvals required to complete the transactions, other than approvals the failure of which to be obtained would not reasonably be expected to have a material adverse effect on the prospects of Hughes after the completion of the transactions;

•	the receipt of all approvals of the FCC, other than approvals with respect to those of Hughes’ FCC licenses that are immaterial to its business;

•	the approval of the transactions by GM common stockholders as described above at “— Requisite GM Common Stockholder Approval”;

•	the GM charter amendment has been filed with the secretary of state of Delaware and has become effective in accordance with the Delaware General Corporation Law;

•	the SEC has declared effective the registration statement of which this document is a part and all applicable material state and foreign blue sky and securities permits or approvals required with respect to the registration statement have been received and no stop order or similar restraining order has been entered or threatened by the SEC or any state securities administrator or any foreign securities administrator;

•	the execution of certain of the transactions agreements described or referred to in this document;

•	the approval for listing on the NYSE of the shares of Hughes common stock to be issued in the merger that will implement the News stock acquisition; and

•	the satisfaction of all conditions to the Hughes split-off share exchange.

      Additional Conditions to the Obligations of GM. The stock purchase agreement provides that the obligation of GM to complete the transactions is also subject to the satisfaction or waiver of the following conditions:

•	the material accuracy of the representations and warranties of News Corporation;

•	the accuracy of certain of News Corporation’s representations regarding GMH Merger Sub;

•	the performance by News Corporation in all material respects of its obligations under the stock purchase agreement and the merger agreement;

•	the absence of any order, injunction or decree issued by a court outside the United States or any foreign governmental authority preventing the completion of the transactions;

•	the receipt of all foreign governmental approvals required to complete the transactions, and the expiration or termination of all applicable waiting periods under the competition laws of foreign jurisdictions;

•	the receipt of and continued effectiveness of the IRS private letter ruling described above at “The Transactions— Material Tax Consequences Relating to the Transactions— Material U.S. Federal Income Tax Consequences”;

•	the absence of any notification by the IRS, or separate determination by GM, on the basis of an opinion from tax counsel, that there is a more than immaterial possibility that the completion of the Hughes split-off share exchange will not be tax-free to GM and its stockholders;

•	the receipt by GM of opinions of tax counsel that the recapitalization of the GM $1 2/3 par value common stock and the GM Class H common stock arising from the adoption of the GM charter amendment will be tax free to GM and its common stockholders, and the GM Class H common stock is stock of GM for U.S. federal income tax purposes;

•	the approval for listing on the NYSE of the News Corporation Preferred ADSs to be issued in the GM/News stock sale and the merger that will implement the News stock acquisition;

•	if News Corporation delivers a cash payment election notice, the deposit by News Corporation of cash in the amount of the merger consideration to be paid in cash;

•	Hughes shall have declared and paid the $275 million special cash dividend to GM;

•	at least six months shall have elapsed prior to the satisfaction of at least one of certain enumerated closing conditions;

•	the continued effectiveness of the registration rights agreement between GM and News Corporation, described below at “Shares Eligible For Future Sale— News Corporation Preferred ADSs”; and

•	the continued effectiveness of the employee matters agreement described below at “— Ancillary Separation Agreements— Hughes/News Corporation Employee Matters Agreement.”

      Additional Conditions to the Obligations of News Corporation. The stock purchase agreement provides that the obligation of News Corporation to complete the transactions is also subject to the satisfaction or waiver of the following conditions:

•	the material accuracy of the representations and warranties of GM and Hughes;

•	the performance by GM and Hughes in all material respects of their respective obligations under the stock purchase agreement;

•	the absence of a continuing material adverse effect on Hughes; and

•	under certain circumstances, that the IRS private letter ruling is reasonably satisfactory to News Corporation and that the IRS shall not have notified any party to the stock purchase agreement that the ruling has been withdrawn, invalidated or modified in an adverse manner to News Corporation and its affiliates.

      A “material adverse effect on Hughes” is defined in the stock purchase agreement generally as a material adverse effect on the business, operations, assets, liabilities or financial condition of Hughes and its subsidiaries taken as a whole, other than effects that arise out of or result from:

•	economic factors affecting the economy or financial markets as a whole;

•	economic, political or regulatory factors generally affecting the industries or countries in which Hughes or any of its subsidiaries operate;

•	the announcement of the transactions or the compliance by the parties with their obligations under the transaction agreements;

•	any conditions imposed by, or actions taken at the direction of, any regulatory agency or authority in connection with the transactions; and

•	the occurrence of certain specified events.

Preservation of the Tax-Free Status of the Hughes Split-Off Share Exchange

      GM intends for the Hughes split-off share exchange to qualify as a tax-free transaction to GM and its stockholders under Section 355 and related sections of the Code. To that end, GM has requested the IRS private letter ruling described above at “The Transactions— Material Tax Consequences Relating to the Transactions— Material U.S. Federal Income Tax Consequences.”

      In connection with GM’s request for the IRS private letter ruling, GM made certain statements of fact and representations to the IRS with regard to Hughes and its business. Hughes represented to GM that these statements and representations were correct. In the stock purchase agreement, in general, Hughes and News Corporation have agreed not to take any action that, or fail to take any action within their control the failure of which, would cause the Hughes split-off share exchange to be taxable to GM or its stockholders. Hughes and News Corporation may not take any action that, or fail to take any action the failure of which, would result in a more than immaterial possibility that the tax-free status of the Hughes split-off share exchange would be jeopardized, including any action or failure to act that would be reasonably likely to be inconsistent with any representation made to the IRS in connection with the IRS private letter ruling, unless GM has determined, in its reasonable discretion, that such action would not jeopardize the tax-free status of the Hughes split-off share exchange. See “—Cooperation on Tax Matters.”

      Hughes and News Corporation also have agreed to certain covenants in the stock purchase agreement that are intended to preserve the tax-free status of the Hughes split-off share exchange. Certain of these specific covenants are summarized below:

      Certain Acquisition Transactions. Until the first day after the first anniversary of the completion of the Hughes split-off share exchange, News Corporation has agreed that neither it nor any of its affiliates will acquire, or enter into any agreement or negotiations to acquire, any shares of GM Class H common stock or Hughes common stock, or any rights to acquire, or securities convertible into or exchangeable for such shares.

      Continuation of DIRECTV Active Trade or Business. Until the first day after the second anniversary of the Hughes split-off share exchange, Hughes has agreed to continue to conduct the active trade or business, within the meaning of Section 355 of the Code, conducted by DIRECTV Holdings, DIRECTV Enterprises and DIRECTV Operations, immediately prior to the completion of the Hughes split-off share exchange.

      Continuity of Business. Until after the second anniversary of the completion of the Hughes split-off share exchange, Hughes has agreed that:

•	it will not voluntarily dissolve or liquidate; and

•	except in the ordinary course of business, neither Hughes nor any of its direct or indirect subsidiaries (other than PanAmSat) will sell, transfer or otherwise dispose of or agree to dispose of assets, including any shares of capital stock of its subsidiaries, that, in the aggregate, constitute more than:

-	50% of Hughes’ gross assets; or

-	50% of the consolidated gross assets of Hughes and its subsidiaries.

      Discharge of Intracompany Debt. Prior to the Hughes split-off share exchange, Hughes has agreed to fully discharge and satisfy all debt that Hughes and its affiliates owe to GM and its affiliates. For this purpose, debt does not include payables arising in the ordinary course of business. Until two years after the completion of the Hughes split-off share exchange, Hughes will not be able to have any such indebtedness with GM, and GM will not be able to have any indebtedness with Hughes.

      In general, these covenants will not prohibit Hughes from implementing or complying with any transaction upon which the IRS has granted a favorable ruling in the IRS private letter ruling or in any subsequent IRS private letter ruling.

Cooperation on Tax Matters

      Hughes, News Corporation and GM have agreed to certain procedures with respect to the tax-related covenants in the stock purchase agreement. Hughes and News Corporation are required to notify GM if they desire to take any action that is prohibited by the tax-related covenants set forth in the stock purchase agreement. Upon such notification, if GM determines that such action might jeopardize the tax-free status of the Hughes split-off share exchange, then GM has agreed to elect either to:

•	use reasonable best efforts to obtain a private letter ruling from the IRS that would permit Hughes or News Corporation to take the desired action, and Hughes and News Corporation have agreed to cooperate in connection with such efforts; or

•	provide all reasonable cooperation to Hughes and News Corporation in connection with their obtaining such an IRS private letter ruling.

Indemnification for Tax Liabilities

      Hughes generally has agreed to indemnify GM and its affiliates against any tax-related losses incurred by GM and its affiliates in connection with any proposed tax assessment or tax controversy with respect to the Hughes split-off share exchange, to the extent caused by:

•	any action or failure to act by Hughes or its subsidiaries and affiliates that jeopardizes the tax-free status of the Hughes split-off share exchange;

•	any other breach by Hughes of any of its covenants made in the tax-related provisions of the stock purchase agreement if such breach occurs after the completion of the Hughes split-off share exchange; or

•	certain failures by Hughes to adopt, if requested by GM, and maintain a stockholder rights plan.

      News Corporation generally has agreed to indemnify GM and its affiliates against any tax-related losses incurred by GM and its affiliates in connection with any proposed tax assessment or tax controversy with respect to the Hughes split-off share exchange, to the extent caused by:

•	any action or failure to act by News Corporation or its subsidiaries and affiliates that jeopardizes the tax-free status of the Hughes split-off share exchange; or

•	any other breach by News Corporation of any of its representations or covenants made in the tax-related provisions of the stock purchase agreement.

This indemnification does not apply to actions that GM permits Hughes or News Corporation to take as a result of a determination by GM that such action would not jeopardize the tax-free status of the Hughes split-off share exchange, unless Hughes or News Corporation breaches a representation or covenant upon which the determination by GM was based.

Other General Indemnification

      In addition to the tax indemnification provisions summarized above, the stock purchase agreement provides that GM, Hughes and News Corporation will provide each other with certain additional indemnifications as described below.

      Hughes. Hughes has agreed to indemnify News Corporation and certain related indemnitees for certain losses relating to or arising from:

•	material inaccuracies or omissions in any information provided by or on behalf of Hughes for inclusion in this document and certain other disclosure documents related to the transactions; and

•	material inaccuracies or omissions contained in Hughes’ SEC filings or relating to Hughes and contained in GM’s SEC filings, in each case made prior to, or relating to periods partially prior to, the completion of the Hughes split-off share exchange.

      General Motors. GM has agreed to indemnify News Corporation and certain related indemnitees for certain losses relating to or arising from:

•	material inaccuracies or omissions in any information provided by or on behalf of GM for inclusion in this document and certain other disclosure documents related to the transactions;

•	liabilities and obligations of GM’s benefit plans;

•	subject to certain exceptions, any claims related to the investigation, consideration or entering into of a strategic transaction involving Hughes, including claims for breaches of fiduciary duties;

•	any failure in GM’s representations regarding its ownership of the Hughes Class B common stock; and

•	third party claims relating to Hughes’ payment of the $275 million special cash dividend to GM.

      News Corporation. News Corporation has agreed to indemnify GM, Hughes and certain related indemnitees for certain losses relating to or arising from:

•	material inaccuracies or omissions in any information provided by or on behalf of News Corporation for inclusion in this document and certain other disclosure documents related to the transactions;

•	News Corporation’ failure to obtain all necessary consents and approvals for the transactions from its partners in Latin America;

•	fines and monetary penalties arising out of the failure of any party to obtain all necessary consents and approvals from, and to make all necessary filings with, any telecommunications, competition or related governmental authority or court located in Brazil, Mexico or any other country located in Latin America where DIRECTV Latin America has operations; and

•	any claims related to the investigation, consideration or entering into of a strategic transaction with GM and Hughes, including claims for breaches of fiduciary duties.

Termination

      The stock purchase agreement may be terminated in any of the following circumstances:

•	By mutual written consent of GM and News Corporation;

•	By either GM or News Corporation if:

-	the Hughes split-off and the GM/News stock sale have not been completed by April 9, 2004, which we sometimes refer to as the “drop-dead date,” unless this period is extended for up to three months under certain circumstances or by mutual consent of GM and News Corporation;

-	the FCC denies any FCC consent application or if the FCC designates for hearing any FCC consent application, except denials and designations with respect to Hughes’ FCC licenses that are immaterial to its business;

-	a permanent injunction or other order of a court or governmental authority located in the United States (other than the FCC) preventing the completion of the transactions is entered and remains in effect five business days after the entry thereof;

-	the transactions are not approved by GM common stockholders;

-	the other party breaches the stock purchase agreement such that the related closing conditions cannot be satisfied by the drop-dead date; or

-	GM delivers to News Corporation a notice of non-recommendation, as described above at “—Obligation to Seek GM Common Stockholder Approval.”

•	By GM if it proposes to enter into an agreement with respect to a competing transaction that constitutes a superior proposal after having complied with the terms of the non-solicitation covenant, described above at “— Covenants— No Solicitation of Competing Transactions Involving Hughes,” and after having paid a termination fee;

•	By News Corporation if:

-	GM or Hughes agrees to, or its board of directors approves or recommends, a competing transaction; or

-	there has been any event, change, circumstance or effect that has had a material adverse effect on Hughes (as described above at “— Conditions— Additional Conditions to the Obligations of News Corporation”), and the material adverse effect is continuing and cannot be cured by the drop-dead date.

•	The stock purchase will terminate automatically if:

-	the average of the volume weighted average prices per News Corporation Preferred ADS during any 20 consecutive trading day period between April 9, 2003 and the completion of the transactions is below $14.08;

-	during the time the average price is below $14.08, GM delivers a notice to News Corporation that GM is terminating the stock purchase agreement as a result of the average price falling below $14.08; and

-	within seven business days of its receipt of GM’s termination notice, News Corporation does not deliver a top-off election notice.

      A “top-off election” is defined in the stock purchase agreement generally as an election by News Corporation to pay not less than $11.00 per share in News Corporation Preferred ADSs for each variable price share, notwithstanding what GM would otherwise receive for each such share in accordance with the exchange ratio.

Termination Fees; Expense Reimbursement

      GM will pay News Corporation a cash termination fee and expense reimbursement in the aggregate amount of $300 million if the stock purchase agreement is terminated because:

•	GM or Hughes agrees to, or their respective boards of directors approve or recommend, a competing transaction;

•	GM has proposed to enter into an agreement with respect to a competing transaction that constitutes a superior proposal;

•	GM failed to obtain the requisite GM common stockholder approval at a duly called meeting, or failed to obtain the required number of written consents, and:

-	at any time before the failure to obtain GM stockholder approval a competing transaction (other than a spin-off) has been publicly disclosed and such competing transaction has not been abandoned at the time of the GM common stockholder vote;

-	GM’s board of directors shall have recommended against this competing transaction and continued to recommend the transactions that are the subject of this document; and

-	within twelve months of such termination, GM or Hughes enters into a definitive agreement with respect to, or completes, a competing transaction with the party that proposed such initial competing transaction or a Hughes spin-off distribution is either publicly announced by GM or completed.

•	the drop-dead date has passed and, at or prior to that time the GM common stockholders have not voted on the transactions and GM has delivered to News Corporation a notice of non-recommendation, as described above at “— Obligation to Seek Requisite GM Common Stockholder Approval,” and:

-	at or before the delivery of the notice of non-recommendation, a competing transaction involving (other than a spin-off) has been commenced, publicly disclosed or communicated to the board of directors of GM or Hughes and not abandoned; and

-	within twelve months of such termination, GM or Hughes enters into a definitive agreement with respect to, or completes, a competing transaction with the party that proposed such initial competing transaction or a Hughes spin-off distribution is either publicly announced by GM or completed.

      GM will pay News Corporation a cash termination fee and expense reimbursement in the aggregate amount of $150 million if the stock purchase agreement is terminated because GM has delivered to News Corporation a notice of non-recommendation, as described above at “— Obligation to Seek Requisite GM Common Stockholder Approval.” GM will pay News Corporation an additional $150 million in cash if:

•	within twelve months of the termination, GM or Hughes enters into a definitive agreement regarding a competing transaction with a person who had proposed a competing transaction after the date of the stock purchase agreement and on or prior to the 75th day following the termination; or

•	a Hughes spin-off distribution shall have been announced or completed.

      A “Hughes spin-off distribution” is defined in the stock purchase agreement generally as a distribution of Hughes capital stock to GM stockholders either alone or in connection with the sale of up to 5% of Hughes’ outstanding capital stock in a negotiated transaction.

      News Corporation will pay GM a cash termination fee and expense reimbursement in the aggregate amount of $150 million if the stock purchase agreement is terminated because News Corporation does not deliver a top-off election notice within seven business days of its receipt of GM’s termination notice, as described above, as a result of the average price of the News Corporation Preferred ADSs falling below $14.08.

Amendments and Waivers

      Any provision of the stock purchase agreement may be amended or waived prior to completion of the Hughes split-off and the GM/News stock sale if such amendment or waiver is in writing and is signed, in the case of an amendment, by each of the parties to the stock purchase agreement or, in the case of a waiver, by each of the parties to the stock purchase agreement against whom the waiver is to be effective. After receipt of the requisite GM common stockholder approval, no amendment of any provision of the stock purchase agreement may be made that requires the approval of GM common stockholders, unless such required approval is obtained.

Merger Agreement

      Hughes, News Corporation and GMH Merger Sub have entered into an agreement and plan of merger that establishes the terms and conditions relating to the News stock acquisition.

      Let us tell you more about the merger agreement:

The Merger and The News Stock Acquisition

      Upon the terms and subject to the conditions of the merger agreement, and in accordance with the provisions of the General Corporation Law of the State of Delaware, GMH Merger Sub, a wholly owned subsidiary of NPAL, will merge with Hughes, with Hughes as the surviving corporation.

      After completion of the Hughes split-off and the GM/News stock sale but prior to the merger, NPAL will own approximately 19.8% of the outstanding equity of Hughes (through Hughes Class B common stock) and the former GM Class H common stockholders will own approximately 80.2% of the outstanding equity of Hughes (through Hughes common stock). The sole purpose of the merger is to provide a mechanism whereby News Corporation can increase its ownership of Hughes to 34%. In the merger, NPAL will acquire an additional approximately 14.2% interest in Hughes from the former GM Class H common stockholders that receive shares of Hughes common stock in the Hughes split-off share exchange in exchange for News Corporation Preferred ADSs and/or cash.

Closing and Effectiveness of the Merger

      The merger agreement provides that the closing of the merger will occur immediately following the Hughes split-off and the GM/News stock sale. In order to complete the merger, the parties will file a certificate of merger with the Secretary of State of the State of Delaware. At that time, or at a later time as set forth in the certificate of merger, the merger will become effective.

      The merger agreement provides that at the effective time of the merger, the separate corporate existence of GMH Merger Sub will cease and Hughes, as the surviving corporation of the merger, will continue its existence under the laws of the State of Delaware.

Conversion of Hughes Common Stock

      The merger agreement provides that at the effective time of the merger:

•	Each share of Hughes Class B common stock (all of which will then be held by NPAL) will remain outstanding and be unchanged and, other than these shares of Hughes Class B common stock, each share of Hughes common stock owned by News Corporation or any of its subsidiaries immediately prior to the effective time of the merger will be cancelled.

•	The common stock of GMH Merger Sub (all of which will be held by NPAL) will be converted into the aggregate number of shares of Hughes common stock that, when added to the number of shares of Hughes Class B common stock, will equal 34% of the aggregate number of outstanding shares of Hughes common stock and Hughes Class B common stock. Immediately after the merger, each share of Hughes Class B common stock will automatically convert into one share of Hughes common stock in accordance with the terms of the Hughes Class B common stock.

•	Each share of Hughes common stock (all of which will be held by the former GM Class H common stockholders) will be converted into the right to receive:

-	a fraction of a share of Hughes common stock (the “Hughes fraction”) determined by multiplying the denominator of the GM Class H fraction calculated immediately prior to the effective time by 66% and dividing the resulting product by the numerator of the GM Class H fraction calculated immediately prior to the effective time; and

-	either:

•	subject to limitations (1), (2) and (3) described below, a fraction of a share of a News Corporation Preferred ADS determined by dividing $14.00 by the average price of News Corporation Preferred ADSs (the “exchange ratio”) and multiplying the resulting exchange ratio by the difference obtained by subtracting the Hughes fraction from 1.0; or

•	if News Corporation delivers a cash payment election notice in accordance with the stock purchase agreement, at News Corporation’s election:

-	a fraction of a share of a News Corporation Preferred ADS determined by multiplying the exchange ratio by the difference obtained by subtracting the Hughes fraction from 1.0 and multiplying the resulting product by the percentage of variable price shares of Hughes Class B common stock to be acquired by News Corporation from GM for News Corporation Preferred ADSs in the GM/News stock sale; and

-	subject to exception (4) described below, an amount in cash determined by multiplying $14.00 by the difference obtained by subtracting the Hughes fraction from 1.0 and multiplying the resulting product by the percentage of variable price shares of Hughes Class B common stock to be acquired by News Corporation from GM for cash in the GM/News stock sale.

      Each holder of Hughes common stock who is the holder of record of his, her or its Hughes common stock may elect, prior to the effective time of the merger, the method to identify certain of such holder’s shares to be converted into the right to receive News Corporation Preferred ADSs and/or cash (instead of having each share of Hughes common stock owned by such holder converted in part into a fraction of a share of Hughes common stock and in part into the right to receive a fraction of a News Corporation Preferred ADS and/or cash) in the merger. Each holder of Hughes common stock whose shares are held in street name through one or more brokers or through one or more custodial accounts may be provided the opportunity to make a similar election with such stockholder’s broker(s) or other agent(s) on an account-by-account basis; whether such opportunity is available will be determined by the broker(s) or other agent(s). Notwithstanding any such election, however, such holder will receive in the merger exactly the same aggregate number of shares of Hughes common stock and the same aggregate amount of News Corporation Preferred ADSs and/or cash as such holder would have otherwise received in exchange for such holder’s shares of Hughes common stock in the absence of such an election.

      Each holder of Hughes common stock who is the record holder of his, her or its Hughes common stock may elect one of the following methodologies to identify certain shares of Hughes common stock owned by such holder as of immediately prior to the effective time of the merger as the shares to be converted into the right to receive News Corporation Preferred ADSs and/or cash by virtue of the merger:

•	the stockholder’s shares of Hughes common stock that were issued in the Hughes split-off share exchange in respect of the most recently acquired shares of GM Class H common stock will be the first shares converted into the right to receive News Corporation Preferred ADSs and/or cash;

•	the stockholder’s shares of Hughes common stock that were issued in the Hughes split-off share exchange in respect of the longest held shares of GM Class H common stock will be the first shares converted into the right to receive News Corporation Preferred ADSs and/or cash; or

•	the stockholder’s shares of Hughes common stock that were issued in the Hughes split-off share exchange in respect of the most recently acquired shares of GM Class H common stock that have been held by the stockholder for at least 366 days immediately prior to the effective time of the merger will be the first shares converted into the right to receive News Corporation Preferred ADSs and/or cash.

      If a holder of Hughes common stock makes any of the above elections, the remainder of that electing holder’s shares of Hughes common stock will remain Hughes common stock. The aggregate number of shares of Hughes common stock and the aggregate amount of News Corporation Preferred ADSs and/or cash received by a holder of Hughes common stock (i.e., a former GM Class H common stockholder) who makes any such election will be identical to what such holder would have received if he or she had not made such election.

      You should understand that if a specific election is not made prior to the effective time of the merger, the exchange of Hughes common stock for News Corporation Preferred ADSs and/or cash will apply proportionately to each share of Hughes common received in the Hughes split-off share exchange as described above. For more information on how to make such an election or how to convert shares held in street name to registered shares, see “Share Identification Election For GM Class H Common Stockholders” below.

      The following provisions apply to the conversion of Hughes common stock in the merger:

(1)	For all purposes, the determination of the average closing price of News Corporation Preferred ADSs will be over the 20 consecutive trading days ending on and including the fifth business day prior to the completion of the transactions.

(2)	For purposes of calculating the exchange ratio, if the average closing price of News Corporation Preferred ADSs:

•	is equal to or greater than $26.88, then the average closing price of News Corporation Preferred ADSs will be deemed to be equal to $26.88; and

•	is equal to or less than $17.92, then the average closing price of News Corporation Preferred ADSs will be deemed to be equal to $17.92.

(3)	If GM delivers a termination notice under the stock purchase agreement as a result of the average of the volume weighted average prices per share of a News Corporation Preferred ADS during a 20 consecutive trading day period being less than $14.08 and News subsequently delivers a top-off election notice under the stock purchase agreement, the exchange ratio will be equal to the greater of:

•	the quotient resulting by dividing $14.00 by the average closing price of News Corporation Preferred ADSs (giving effect to the $17.92 price limitation); and

•	the quotient resulting from dividing $11.00 by the actual average closing price of News Corporation Preferred ADSs (without giving effect to the $17.92 price limitation).

(4)	In determining the amount of cash into which each share of Hughes common stock will be converted pursuant to a News Corporation cash payment election, if the average closing price of News Corporation Preferred ADSs is greater than $26.88, then such amount of cash will be determined by multiplying the average closing price of News Corporation Preferred ADSs (without giving effect to the $26.88 price limitation) by the exchange ratio; otherwise $14.00 of cash would be delivered if the average closing price of News Corporation Preferred ADSs is less than $26.88.

      Fractional shares of Hughes common stock and News Corporation Preferred ADSs will not be issued in the merger, and no dividends will be paid with respect to such fractional shares. Instead, cash, representing each holder’s proportionate interest in the net proceeds from the sale by the exchange agent appointed by News Corporation and Hughes of the aggregate of the fractional shares of Hughes common stock and News Corporation Preferred ADSs that would otherwise be issued, will be paid in lieu of any such fractional shares. The sale of the aggregate of the fractional shares of Hughes common stock and News Corporation Preferred ADSs by the exchange agent will be executed on the NYSE through one or more member firms of the NYSE and will be executed in round lots to the extent practicable.

      After the completion of the merger, the exchange agent will mail to each record holder of Hughes common stock a letter of transmittal and related materials for use in surrendering the certificates that formerly represented such holder’s shares of GM Class H common stock or surrendering their rights to shares of GM Class H common stock held in book-entry accounts. Hughes common stockholders (i.e., the former GM Class H common stockholders) will be instructed to mail the certificates formerly representing their GM Class H common stock or information regarding their shares of GM Class H common stock held in book-entry accounts and the letter of transmittal to the exchange agent in exchange for:

•	certificates representing, or other evidence of ownership of, their Hughes common stock;

•	if and to the extent applicable, certificates representing, or other evidence of ownership of, their News Corporation Preferred ADSs;

•	if and to the extent applicable, a check for the amount of cash into which each share of Hughes common stock will be converted pursuant to a News Corporation cash payment election;

•	if and to the extent applicable, a check representing any fractional shares of Hughes common stock and News Corporation Preferred ADSs that will be cashed out.

Treatment of Options

      The merger agreement provides that, at the effective time of the merger, each option to purchase Hughes common stock will remain outstanding and allow the holder to purchase the number of shares of Hughes common stock equal to the number of shares of Hughes common stock underlying such option immediately prior to the merger at a price equal to the exercise price of such option immediately prior to the merger and on the same terms and subject to the same conditions as were applicable to such option prior to the merger (except for any changes in vesting rights or acceleration of exercise rights pursuant to the terms of stock option plans and agreements that result from the transactions).

      The board of directors of Hughes will adopt appropriate resolutions so that the disposition of shares or options with respect to Hughes common stock, or any other equity securities or derivative equity securities of Hughes, and the acquisition of shares or options with respect to Hughes common stock, or any other equity securities or derivative securities of Hughes, by applicable officers or directors of Hughes, will be exempt for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended.

Board of Directors; Committees and Officers of the Surviving Corporation

      The merger agreement provides for the initial composition of the Hughes board of directors and committees thereof, as well as certain officers of Hughes. See “Hughes Directors and Executive Officers” below for a complete list of Hughes’ directors and “Hughes Capital Stock” below for more information on various matters related to corporate governance with respect to Hughes.

Closing Condition

      The obligation of Hughes, News Corporation and GMH Merger Sub to effect the merger is subject only to the completion of the GM/News stock sale, which is subject to the satisfaction or waiver of a number of conditions. For a description of these conditions, see “—Stock Purchase Agreement— Conditions.” Failure to complete the GM/ News stock sale could, therefore, result in the delay or non-completion of the merger.

Amendment

      The merger agreement may be amended by Hughes, News Corporation and GMH Merger Sub, provided that no amendment, which would (1) alter or change the amount or kind of shares, securities, cash and/or property to be distributed to, or the rights to be received in exchange for Hughes common stock pursuant to the merger, (2) alter or change any term of the Hughes certificate of incorporation or (3) alter or change any of the terms and conditions of the merger agreement in such a manner as to adversely affect GM capital stockholders, Hughes common stockholders or Hughes Class B common stockholders, will be made after receipt of the requisite GM common stockholder approval of the transactions without the approval of the Hughes, News Corporation, GMH Merger Sub and the GM board of directors.

Termination

      The merger agreement will terminate automatically in the event that the stock purchase agreement is terminated.

GM/Hughes Separation Agreement

      GM and Hughes have entered into a separation agreement, which establishes important terms and conditions relating to the separation of Hughes from GM. Generally speaking, the GM/ Hughes separation agreement sets forth the obligations of GM and Hughes to each other after the separation of Hughes from GM.

      Let us tell you more about the GM/Hughes separation agreement:

Insurance Matters

      GM and Hughes have agreed to cooperate on insurance matters after the Hughes split-off. GM has agreed to use commercially reasonable efforts to assist Hughes in the transition to its own separate insurance coverage, including coverage for directors and officers of Hughes. GM will provide insurance coverage for Hughes’ directors and officers for six years after the Hughes split-off. Other than with respect to director and officer insurance, in the event that Hughes is unable to obtain its own insurance coverage for occurrences, GM and Hughes will cooperate with each other to enter into an arrangement so that Hughes will continue to have the benefit of the insurance coverage formerly provided by GM’s insurance program. GM and Hughes and their respective affiliates will use commercially reasonable efforts not to take any action that would jeopardize or otherwise interfere with the other party’s ability to collect any proceeds payable pursuant to certain insurance policies maintained by GM or any GM affiliate prior to the Hughes split-off. GM will refund to Hughes the portion of any payments made by Hughes to GM for insurance coverage for its directors and officers under any of the GM insurance policies for periods occurring after the Hughes split-off.

Assumption of Obligations Relating to Registration Rights

      From and after the Hughes split-off, GM will assign to Hughes substantially all of GM’s rights, and Hughes will assume substantially all of GM’s obligations, under two existing registration rights agreements relating to the GM Class H common stock that will apply to the Hughes common stock after the transaction. GM has agreed not to amend these registration rights agreements before the completion of the transactions in any manner that would adversely affect Hughes under such agreements. Hughes has similarly agreed not to amend these registration rights agreement after the completion of the transactions in any manner that would adversely affect GM under such agreements.

Contingent Liabilities

      GM and Hughes have agreed to indemnify each other for contingent liabilities sustained by either GM or Hughes after the Hughes split-off as a result of obligations or commitments made by one party on behalf of the other party prior to the separation of Hughes from GM.

Confidential Information

      From and after the Hughes split-off, neither GM nor Hughes may disclose any confidential information of the other to any person, subject to certain limited exceptions. GM and Hughes have agreed to maintain current policies and procedures, as appropriate, and develop further policies and procedures to comply with their respective confidentiality obligations under the GM/Hughes separation agreement.

Access to Information

      For a specified period following the completion of the Hughes split-off, GM and Hughes have agreed to provide reasonable access to certain information within their possession, and to certain personnel to the extent reasonably necessary to discuss such information, relating to the other’s business, assets or liabilities if required by such other party for certain purposes and to use commercially reasonable efforts to make certain persons available as witnesses for certain purposes, in each case at the expense of the party requesting such access, information or witnesses. GM and Hughes have agreed to use commercially reasonable efforts to accommodate the other party’s requests with respect to retention and provision of copies of any significant information in such party’s possession relating to the business, operations, assets or liabilities of the other party.

Allocation of Expenses Relating to the Transactions

      In general, all transaction-related expenses will be borne by the party that actually incurs such expense. However, GM and Hughes have each agreed to be responsible for the following expenses:

      General Motors. GM has agreed to pay expenses that relate to:

•	filing, printing and distributing this document and certain other materials relating to the transactions;

•	the GM transfer agent and any other proxy or consent solicitation agent or similar consultant engaged by GM in connection with the transactions, except for expenses incurred with respect to the share identification election process; and

•	its legal and financial advisors.

      Hughes. Hughes has agreed to pay expenses that relate to:

•	obtaining certain regulatory approvals in connection with the transactions;

•	the share identification election process; and

•	its legal and financial advisors.

Indemnification

      The GM/Hughes separation agreement provides that GM and Hughes will provide each other with certain indemnification, as described below.

      Indemnification by Hughes. Hughes has agreed to indemnify GM and certain related indemnitees for certain losses relating to or arising from:

•	the business or operations of Hughes or its affiliates, including any business or operations previously owned by them and disposed of before the completion of the Hughes split-off or any occurrence relating to any disposition of any such business or operations;

•	breaches by Hughes or its affiliates of any covenants contained in the transaction agreements, but Hughes is only responsible for 50% of the losses relating to or arising from breaches that occur during the period between the completion of the Hughes split-off share exchange and the completion of the News stock acquisition;

•	certain information in the transaction disclosure documents, including this document, relating to Hughes or its affiliates, their business and operations and, with respect to the period beginning after the Hughes split-off share exchange, the Hughes capital stock;

•	recognizing the Hughes common stockholders as the record holders of Hughes after the News stock acquisition and related matters, but Hughes is only responsible for 50% of such losses that relate to or arise from any action (or lack thereof) during the period between the completion of the Hughes split-off and the News stock acquisition;

•	any indebtedness for borrowed money of Hughes or certain of its affiliates to the extent paid by GM or certain of its affiliates after the completion of the Hughes split-off;

•	Hughes’ obligations under certain Hughes retirement and retiree medical plans (other than for any current or former employee of GM with respect to their employment with GM);

•	certain taxes that could become applicable to GM as a result of certain actions of Hughes after the completion of the Hughes split-off share exchange; and

•	the share identification election process.

      Indemnification by General Motors. General Motors has agreed to indemnify Hughes and certain related indemnitees for certain losses relating to or arising from:

•	the business or operations of GM or its affiliates, except to the extent any such losses relate to the Hughes business;

•	breaches by GM or its affiliates of any covenants contained in the transaction agreements;

•	certain information in the transaction disclosure documents, including this document, relating to GM or its affiliates (other than Hughes and its affiliates), their business and operations, the GM capital stock, the Hughes capital stock before the completion of the Hughes split-off share exchange, and the sale process undertaken with respect to the separation of Hughes from GM pursuant to the transactions;

•	recognizing the former record holders of GM Class H common stock as the record holders of GM common stock and related matters;

•	any indebtedness for borrowed money of GM or certain of its affiliates to the extent paid by Hughes or certain of its affiliates after the completion of the Hughes split-off share exchange;

•	GM’s obligations under certain GM retirement and retiree medical plans (other than for any current or former employee of Hughes with respect to their employment with Hughes) and for benefits provided to certain other individuals under GM benefit plans;

•	claims related to the investigation, consideration or pursuit of a strategic business transaction involving Hughes or its subsidiaries with another unaffiliated party; and

•	claims related to Hughes’ payment of the $275 million special cash dividend to GM.

Termination; Effect of Termination

      The GM/Hughes separation agreement will terminate automatically upon the termination of the stock purchase agreement. For more information regarding the termination of the stock purchase agreement, see “— Stock Purchase Agreement— Termination.” In the event of a termination of the GM/Hughes separation agreement, it will become void and have no effect, without any liability under the GM/Hughes separation agreement on the part of GM or Hughes or their respective directors, officers, employees or stockholders.

However, this provision will not relieve GM or Hughes of liability for breach of any provision of the GM/Hughes separation agreement or invalidate any provisions of the confidentiality agreement among GM, Hughes and News Corporation.

Ancillary Separation Agreements

      Pursuant to the GM/Hughes separation agreement, GM and Hughes, and certain of their affiliates, have entered into certain other agreements relating to the separation of Hughes from GM. We will briefly describe these agreements below.

      Tax Agreement. As contemplated by the GM/Hughes separation agreement, GM and Hughes have entered into an income tax allocation agreement to govern the allocation of certain U.S. income tax liabilities and to set forth agreements with respect to certain other tax matters. The income tax allocation agreement amended and restated, as of March 20, 2003, the income tax allocation agreement dated December 17, 1997, that had previously been in place between GM and Hughes.

      Under the Code, Hughes will cease to be a member of the GM consolidated group upon the completion of the Hughes split-off. For tax periods prior to the Hughes split-off, Hughes will calculate its tax liability to GM as if Hughes were the common parent of a separate affiliated group of corporations filing a consolidated return using a rate, depending on the tax year in question and the amount of taxable income produced by the Hughes group, of either 24% or the highest rate specified in subsection (b) of Section 11 of the Code. Hughes will pay its taxes, calculated in such manner, to GM, which will file a consolidated or combined return including the Hughes return with the appropriate tax authorities. Tax benefits generated by Hughes, such as net operating losses and foreign tax credits, for tax periods before the Hughes split-off will reduce its tax liability, and may be carried back to offset Hughes’ hypothetical separate income tax liability for prior years to the extent allowed under the then applicable law. Hughes will be compensated by GM for any such tax benefits that have not been used to offset Hughes’ hypothetical separate income tax liability through the date of the Hughes split-off, but have been used by the GM consolidated group; such compensation will not exceed $75.4 million and, in the case of net operating losses and similar tax attributes, will be based on the 24% rate. Hughes will be compensated by GM for these tax benefits, other than foreign tax credits, within 20 business days of the filing of the GM consolidated return that includes the Hughes split-off, and for foreign tax credits to the extent that Hughes shows that it would have used the credits on a stand-alone basis.

      Hughes will continue to determine its provision for income taxes on a separate return basis as if Hughes and its subsidiaries were a stand-alone consolidated group for the periods through the Hughes split-off. To the extent that there is a difference between the Hughes consolidated tax liability or receivable as determined on a separate return basis and the amount determined pursuant to the income tax allocation agreement as owed to or payable from GM, such difference will be reported for financial accounting purposes by Hughes as either a dividend distribution to GM or a contribution to additional paid-in capital by GM occurring immediately prior to the Hughes split-off, and will be reflected as a reduction or increase in additional paid-in capital.

      There may be U.S. state or local jurisdictions in which Hughes will file a separate income tax return that is not combined or consolidated with GM, for tax periods before the Hughes split-off. In that circumstance, Hughes will file the income tax return with the appropriate tax authorities and pay the tax, if any, directly to the tax authority.

      Hughes will prepare and file all tax returns, and pay all income taxes due, with respect to all tax returns required to be filed by it for all tax periods after the Hughes split-off.

      Hughes is responsible for most U.S. tax adjustments related to Hughes for all periods prior to the Hughes split-off. In addition, GM and Hughes have agreed to cooperate in any tax audits, litigation or appeals that involve, directly or indirectly, periods prior to the Hughes split-off. Except as provided in the stock purchase agreement, GM has agreed to indemnify Hughes for income tax liabilities not otherwise payable by Hughes pursuant to the income tax allocation agreement including for any joint and several liability imposed under U.S. federal income tax law on Hughes and its subsidiaries because they joined in the GM consolidated federal income tax return for tax periods ending on or prior to the split-off.

      GM/Hughes Special Employee Items Agreement. As contemplated by the GM/Hughes separation agreement, GM and Hughes have entered into a special employee items agreement. Under the special employee items agreement, GM has agreed to provide certain service and salary credits under certain GM retirement plans for certain former GM employees who transferred to Hughes and Hughes has agreed to provide certain service and salary credits under certain Hughes retirement plans for certain former Hughes employees who transferred to GM or certain related companies. In addition, GM has agreed to permit active and retired Hughes employees to continue to participate in the GM vehicle purchase program for three years following the completion of the News stock acquisition.

      Hughes/News Corporation Employee Matters Agreement. Pursuant to the GM/Hughes separation agreement, Hughes and News Corporation have entered into an employee matters agreement in order to address certain employee compensation and benefit matters. Under the employee matters agreement, among other things, Hughes agrees to retain and maintain at designated levels and for specified periods of time following completion of the transactions certain employee benefits and compensation plans for Hughes employees and certain others eligible to receive such benefits at the time of the consummation of the transactions.

      GM/Hughes Intellectual Property Agreement. Hughes and GM have entered into an intellectual property agreement, which we sometimes refer to as the “GM/Hughes intellectual property agreement,” concerning certain intellectual property and ongoing activities of the parties. Under this agreement, the parties granted each other mutual, non-exclusive, royalty-free licenses and sublicenses under certain of their respective intellectual property rights, excluding trademark rights, to make, have made, use and sell products and services in their respective businesses. This agreement terminates upon the last to expire of such intellectual property rights.

      The GM/Hughes intellectual property agreement further provides that, until October 28, 2005, before transferring its right to the Hughes XM bandwidth, a communications frequency spectrum to which Hughes has the right to use under its agreement with XM Satellite Radio, to any third party other than a subsidiary or affiliate of Hughes, Hughes must offer the bandwidth to GM on terms comparable to those offered to the third party. If GM declines the offer, but the terms under which Hughes proposes to transfer the Hughes XM bandwidth improve for the third party, Hughes is obligated to offer such bandwidth to GM under those improved terms. The GM/Hughes intellectual property agreement also grants Hughes reciprocal rights with respect to any transfer by GM of the OnStar XM bandwidth, a communications frequency spectrum to which GM has the right to use under its agreement with XM Satellite Radio.

      The GM/Hughes intellectual property agreement also provides as follows:

•	Hughes has agreed, until October 28, 2006, not to use, license, transfer or disclose to any third party or affiliate, certain OnStar air interface software for use in any vehicle or any product or service specifically adapted for use in a vehicle;

•	GM and Hughes have agreed to certain terms and conditions with respect to any ongoing collaborative efforts involving research, development or engineering designed to aid the possible bringing of new products and services to market; and

•	Hughes has agreed to continue until October 28, 2003 to offer for sale certain products, services and technologies that GM acquired from Hughes on October 28, 2001, on a most favored customer basis to GM and is subsidiaries and affiliates as compared with similarly situated customers.

      Neither Hughes nor GM may assign the GM/Hughes intellectual property agreement or any of the license rights and obligations contained in the GM/Hughes intellectual property agreement without the prior written consent of the other party, which will not be unreasonably withheld, except:

•	in connection with the sale of their respective businesses; or

•	in connection with the sale of a subsidiary or affiliate of either party, in which case the relevant rights and obligations of the GM/Hughes intellectual property agreement relevant to such subsidiary or affiliate may be assigned.

GM PRO FORMA CAPITALIZATION

      The following table sets forth the capitalization of General Motors and its consolidated subsidiaries at June 30, 2003, and as adjusted to reflect the completion of the transactions. You should read the table below in conjunction with GM’s consolidated financial statements (including the notes thereto) in GM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in GM’s Current Report on Form 8-K dated June 6, 2003, and GM’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, which are incorporated into this document by reference.

      The pro forma information gives effect to the transactions.

	As of June 30, 2003

	Historical	Adjustments	Pro Forma

	(in millions)
Notes and loans payable	$232,150	$(5,009)	$227,141
Minority interests	991	(577)	414
Stockholders’ Equity
GM common stock
GM $1 2/3 par value common stock	935	—	935
GM Class H common stock	111	(111)	—
Capital surplus (principally additional paid-in capital)	22,815	(8,220)	14,595
Retained earnings	11,855	1,152	13,007

Subtotal	35,716	(7,179)	28,537
Accumulated foreign currency translation adjustments	(2,292)	25	(2,267)
Net unrealized loss on derivatives	(205)	8	(197)
Net unrealized gains on securities	612	(15)	597
Minimum pension liability adjustment	(23,450)	32	(23,418)

Total stockholders’ equity	$10,381	$(7,129)	$3,252

Total capitalization	$243,522	$(12,715)	$230,807

Amount Available for the Payment of Dividends
GM $1 2/3 par value common stock	$12,204	$15,398	$27,602
GM Class H common stock	22,466	$(22,466)	—

Total	$34,670	$(7,068)	$27,602

BUSINESS OF GM

      GM is primarily engaged in the automotive and, through its wholly owned subsidiary, Hughes, the communications services industries. GM is the world’s largest manufacturer of automotive vehicles. GM also has financing and insurance operations and, to a lesser extent, is engaged in other industries.

      GM’s automotive segment is comprised of four regions:

•	GM North America;

•	GM Europe;

•	GM Latin America/ Africa/Mid-East; and

•	GM Asia Pacific.

      GM North America designs, manufactures and/or markets vehicles primarily in North America under the following nameplates:

• Chevrolet	• GMC	• Buick	• Saturn
• Pontiac	• Oldsmobile	• Cadillac	• HUMMER

      GM Europe, GM Latin America/ Africa/Mid-East and GM Asia Pacific meet the demands of customers outside North America with vehicles designed, manufactured and/or marketed under the following nameplates:

• Opel	• Holden	• Buick	• GMC
• Vauxhall	• Saab	• Chevrolet	• Cadillac

      GM’s automotive regions also have equity ownership in Fiat Auto Holdings, Fuji Heavy Industries Ltd., Suzuki Motor Corporation, Isuzu Motors Limited, Shanghai General Motors Corporation, SAIC-GM-Wuling Automobile Company Ltd. and GM Daewoo Auto & Technology Company. These investees design, manufacture and market vehicles under the following nameplates:

• Fiat	• Subaru	• Isuzu	• Wuling
• Alfa Romeo	• Suzuki	• Buick	• Daewoo

      These investees also design, manufacture and market vehicles under the Chevrolet nameplate.

      GM’s communications services relate to Hughes, which includes digital entertainment, information and communications services and satellite-based private business networks. For more information about Hughes, see the documents filed separately by Hughes with the SEC, including Hughes’ Annual Report on Form 10-K for the year ended December 31, 2002, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003 and its various Current Reports on Form 8-K.

      GM’s financing and insurance operations primarily relate to General Motors Acceptance Corporation, which provides a broad range of financial services, including consumer vehicle financing, automotive dealership and other commercial financing, residential and commercial mortgage services, automobile service contracts, personal automobile insurance coverage and selected commercial insurance coverage. For more information about GMAC, see the documents filed separately by GMAC with the SEC, including GMAC’s Annual Report on Form 10-K for the year ended December 31, 2002, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003 and its various Current Reports on Form 8-K.

      GM’s other industrial operations include the design, manufacturing and marketing of locomotives and heavy-duty transmissions.

      Substantially all of GM’s automotive-related products are marketed through retail dealers and distributors in the United States, Canada and Mexico, and through distributors and dealers overseas. At December 31, 2002, there were approximately 7,790 GM vehicle dealers in the United States, 800 in Canada and 210 in Mexico. Additionally, there were a total of approximately 11,800 outlets overseas, which include dealers and authorized sales, service and parts outlets.

      Although Hughes is currently a wholly owned subsidiary of GM, as a result of the transactions, Hughes will be separated from GM and Hughes will become a publicly owned company, separate from and no longer wholly owned by GM. For more information, see “The Transactions.”

GENERAL MOTORS

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed consolidated financial statements as of and for the six months ended June 30, 2003 and for the year ended December 31, 2002 have been derived from the historical financial statements of GM and Hughes to give effect to the transactions.

      The unaudited pro forma condensed consolidated statements of income (loss) giving effect to the transactions for the six months ended June 30, 2003 and the year ended December 31, 2002 reflect adjustments as if the transactions had taken place on January 1, 2002. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2003 gives effect to the transactions as if the transactions had occurred on June 30, 2003.

      Certain pro forma adjustments described in the accompanying notes are based on estimates and various assumptions that GM believes are reasonable under the circumstances.

      Certain amounts and percentages have been rounded for presentation purposes. Accordingly, certain arithmetic operations may not be recalculated exactly.

      The unaudited pro forma condensed consolidated financial statements are not intended to be indicative of either future results of operations or results that might have been achieved had the transactions actually occurred on the dates specified. In the opinion of GM management, all adjustments necessary to fairly present such unaudited pro forma condensed consolidated financial statements have been made based upon the proposed terms of the transactions.

      The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the GM and Hughes financial statements, including the respective notes thereto, as of and for the six months ended June 30, 2003, each of which is contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and is incorporated into this document by reference, and as of and for the year ended December 31, 2002, which for GM is contained in its 2002 Annual Report on Form 10-K and for Hughes is contained in its Current Report on Form 8-K dated July 24, 2003, and are incorporated into this document by reference.

GENERAL MOTORS

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED BALANCE SHEET

As of June 30, 2003

				Pro Forma	Special Cash
				Giving Effect	Dividend
	GM	Pro Forma		to the	from Hughes		GM/News		Other Pro Forma
	Historical	Adjustments		Transactions	to GM		Stock Sale		Adjustments		Pro Forma

	(in millions, except per share data)
Assets
Cash and cash equivalents	$31,009	$(3,138	)(a)	$27,871	$275	(d)	$3,072	(e)	$—		$31,218
Other marketable securities	18,777			18,777							18,777

Total cash and marketable securities	49,786	(3,138)		46,648	275		3,072		—		49,995
Finance Receivables— net	153,600			153,600							153,600
Accounts and notes receivables (less allowance)	19,420	(1,061	)(a)	18,365							18,365
		6	(c)
Inventories (less allowances)	11,093	(297	)(a)	10,796							10,796
Net assets of discontinued operations		10,618	(b)	10,618	(275	)(d)	(2,062	)(e)	(8,331	)(f)	—
									50	(j)
Deferred income taxes	39,116	(1,032	)(a)	38,084							38,084
Equipment on operating leases (less accumulated depreciation)	36,576	(1,996	)(a)	34,580							34,580
Equity in net assets of nonconsolidated associates	5,249	86	(a)	5,335							5,335
Property	38,384	(1,528	)(a)	36,856							36,856
Intangible assets— net	18,068	(7,124	)(a)	10,944							10,944
Other assets	39,553	(4,276	)(a)	35,277			768	(e)			36,045

Total assets	$410,845	$(9,742)		$401,103	$—		$1,778		$(8,281)		$394,600

Liabilities and Stockholders’ Equity
Accounts payable (principally trade)	$27,402	$(1,022	)(a)	26,386	$—		$—		$100	(g)	$26,486
		6	(c)
Notes and loans payable	232,150	(5,009	)(a)	227,141							227,141
Postretirement benefits other than pensions	38,618	(31	)(a)	38,587							38,587
Pensions	23,968	(89	)(a)	23,879							23,879
Deferred income taxes	7,359	(1,479	)(a)	5,880							5,880
Accrued expense and other liabilities	69,976	(1,541	)(a)	68,435			526	(e)			68,961

Total liabilities	399,473	(9,165)		390,308	—		526		100		390,934
Minority Interests	991	(577	)(a)	414							414
Stockholders’ Equity
$1 2/3 par value common stock (outstanding, 560,712,564)	935			935							935
Class H common stock (outstanding, 1,108,139,876)	111			111					(111	)(f)	—
Capital surplus (principally paid-in capital)	22,815			22,815					(8,220	)(f)	14,595
Retained earnings	11,855			11,855			1,252	(e)			13,007
				—					(100	)(g)

Subtotal	35,716	—		35,716	—		1,252		(8,431)		28,537
Accumulated foreign currency translation adjustments	(2,292)			(2,292)					25	(j)	(2,267)
Net unrealized loss on derivatives	(205)			(205)					8	(j)	(197)
Net unrealized gains on securities	612			612					(15	)(j)	597
Minimum pension liability adjustment	(23,450)			(23,450)					32	(j)	(23,418)

Accumulated other comprehensive loss	(25,335)	—		(25,335)	—		—		50		(25,285)

Total Stockholders’ Equity	10,381	—		10,381	—		1,252		(8,381)		3,252

Total Liabilities and Stockholders’ Equity	$410,845	$(9,742)		$401,103	$—		$1,778		$(8,281)		$394,600

The accompanying notes are an integral part of the

Unaudited Pro Forma Condensed Consolidated Financial Statements.

GENERAL MOTORS

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF INCOME FROM CONTINUING OPERATIONS

For the Six Months Ended June 30, 2003

			Pro Forma	Other Pro
	GM	Pro Forma	After	Forma
	Historical	Adjustments(a)	Transactions	Adjustments	Pro Forma

	(in millions, except per share data)
Total net sales and revenues	$97,673	$(4,616)	$93,057	$—	$93,057
Cost of sales and other expenses	78,323	(2,980)	75,343	—	75,343
Selling, general, and administrative expenses	11,789	(1,432)	10,357	—	10,357
Interest expense	4,393	(165)	4,228	—	4,228

Total costs and expenses	94,505	(4,577)	89,928	—	89,928
Income from continuing operations before income taxes and minority interests	3,168	(39)	3,129	—	3,129
Income tax expense	921	5	926	—	926
Equity and minority interests income (loss)	137	76	213	—	213

Income (loss) from continuing operations	2,384	32	2,416	—	2,416
Income (loss) from discontinued operations	—	(32)	(32)	32	—

Net income	2,384	—	2,384	32	2,416
Dividends on preference stocks	—	—	—	—	—

Earnings attributable to common stocks	$2,384	$—	$2,384	$32	$2,416

Earnings Per Share:
GM $1 2/3 par value common stock:
Basic earnings per share (EPS) from continuing operations	$4.30				$4.31
Diluted EPS from continuing operations	$4.29				$4.31
GM Class H common stock:
Basic EPS from continuing operations	$(0.02)				$—	(h)
Diluted EPS from continuing operations	$(0.02)				$—	(h)
Shares Outstanding:
GM $1 2/3 par value common stock:
Average shares outstanding	560.6				560.6
Adjusted diluted shares outstanding	560.7				560.7
GM Class H common stock:
Average shares outstanding	1,049.1				—	(h)
Adjusted diluted shares outstanding	1,049.1				—	(h)

The accompanying notes are an integral part of the

Unaudited Pro Forma Condensed Consolidated Financial Statements.

GENERAL MOTORS

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF INCOME FROM CONTINUING OPERATIONS

For the Year Ended December 31, 2002

			Pro Forma	Other Pro
	GM	Pro Forma	After	Forma
	Historical	Adjustments(a)	Transactions	Adjustments		Pro Forma

	(in millions, except per share data)
Total net sales and revenues	$186,763	$(9,487)	$177,276	$—		$177,276
Cost of sales and other expenses	153,344	(6,165)	147,179	—		147,179
Selling, general, and administrative expenses	23,624	(3,244)	20,380	—		20,380
Interest expense	7,715	(336)	7,379	—		7,379

Total costs and expenses	184,683	(9,745)	174,938	—		174,938
Income from continuing operations before income taxes and minority interests	2,080	258	2,338	—		2,338
Income tax expense	533	111	644	—		644
Equity and minority interests income (loss)	189	92	281	—		281

Income (loss) from continuing operations	1,736	239	1,975	—		1,975
Income (loss) from discontinued operations	—	(239)	(239)	239		—

Net income	1,736	—	1,736	239		1,975
Dividends on preference stocks	(47)	—	(47)	47	(i)	—

Earnings attributable to common stocks	$1,689	$—	$1,689	$286		$1,975

Earnings Per Share:
GM $1 2/3 par value common stock:
Basic earnings per share (EPS) from continuing operations	$3.37					$3.53
Diluted EPS from continuing operations	$3.35					$3.51
GM Class H common stock:
Basic EPS from continuing operations	$(0.21)					$—	(h)
Diluted EPS from continuing operations	$(0.21)					$—	(h)
Shares Outstanding:
GM $1 2/3 par value common stock:
Average shares outstanding	560.0					560.0
Adjusted diluted shares outstanding	562.0					562.0
GM Class H common stock:
Average shares outstanding	919.8					—	(h)
Adjusted diluted shares outstanding	919.8					—	(h)

The accompanying notes are an integral part of the

Unaudited Pro Forma Condensed Consolidated Financial Statements.

Notes to General Motors Unaudited Pro Forma

Condensed Consolidated Financial Statements

(a)	Records removal of the assets and liabilities of Hughes prior to the items discussed in notes (b), (d) and (g), and the reclassification of Hughes’ operating results to income from discontinued operations upon the receipt of the requisite GM common stockholder approval of each of the five proposals relating to the transactions and the satisfaction of all regulatory related conditions to the transactions.

(b)	Records the net assets of Hughes as discontinued operations.

(c)	Consolidation adjustments that are not required if Hughes is a separate company.

(d)	Reflects the receipt by GM of the $275 million special cash dividend from Hughes and an associated reduction in GM’s investment book value in Hughes.

(e)	Records the sale of GM’s 19.8% retained economic interest in Hughes to News Corporation pursuant to the GM/News stock sale. The gain was calculated as follows:

Proceeds: (For further information, See “The Transactions—Description of the Transactions—The GM/News Stock Sale”)
Total shares of Hughes Class B common stock (in millions)		274
Price per share	x	$14.00

Total		3,840
Fixed price shares percentage	x	80%

Fixed price shares—cash proceeds			3,072
Variable price shares percentage	x	20%

Variable price shares—News Corp Preferred ADSs			768

Total proceeds			3,840
Historical book value of GM’s investment in Hughes as of June 30, 2003			$10,668
Adjustment to reflect the special cash dividend from Hughes			(275)

Pro forma book value of GM’s investment in Hughes as of June 30, 2003			10,393
GM’s percentage retained economic interest in Hughes			19.8%

Pro forma book value of GM’s 19.8% retained economic interest in Hughes as of June 30, 2003			2,062
Pre-tax gain			1,778
Tax expense, calculated at 38% of the total proceeds less the tax basis of GM’s economic interest in Hughes			(526)

Net gain			$1,252

(f)	Records the distribution, in the Hughes split-off share exchange, of Hughes common stock at book value based on Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions,” and the Financial Accounting Standards Board’s Emerging Issues Task Force Issue No. 01-2, “Interpretations of APB Opinion No. 29.”

(g)	Adjustment to reflect estimated transaction costs including financial advisory, legal and accounting fees.

(h)	After the Hughes split-off and the GM/News stock sale are completed, the GM Class H common stock will no longer be outstanding and GM will only have one class of common stock outstanding, the GM $1 2/3 par value common stock.

(i)	Assumes the cancellation of the GM Series H preference stock at the time of the transactions.

(j)	To reflect the removal of other comprehensive income items as a result of the Hughes split-off.

HUGHES PRO FORMA CAPITALIZATION

      The following table sets forth the capitalization of Hughes and its consolidated subsidiaries at June 30, 2003, and as adjusted to reflect the completion of the transactions. You should read the table below in conjunction with (1) the revised consolidated financial statements and supplementary data (including the notes thereto) for the three years ended December 31, 2002 in Hughes’ Current Report on Form 8-K dated July 24, 2003, (2) the revised Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three years ended December 31, 2002 in Hughes’ Current Report on Form 8-K dated June 20, 2003 and (3) the consolidated financial statements (including the notes thereto) and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Hughes’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, which are incorporated into this document by reference.

      The pro forma information gives effect to the transactions.

	As of June 30, 2003

	Historical	Adjustments		Pro Forma

	(in millions)
Long-term debt	$4,946			$4,946
Minority interests	577			577
Stockholders’ equity
Capital stock	15			15
Additional paid-in capital	11,067	(275	)(a)	10,792
Retained earnings (deficit)	(1,056)	(73	)(c)	(1,129)

Subtotal	10,026	(348)		9,678
Minimum pension liability adjustment	(32)			(32)
Net unrealized gain on securities and derivatives	7			7
Accumulated foreign currency translation adjustments	(25)			(25)

Total stockholders’ equity	9,976	(348)		9,628

Total capitalization	$15,499	$(348)		$15,151

Amount available for the payment of dividends Hughes common stock(b)	$10,011	$(348)		$9,663

(a)	Special cash dividend to GM.

(b)	Total of additional paid-in capital and retained deficit.

(c)	Net income effect of pre-tax charges for investment advisor fees, and retention and severance benefits to certain employees of approximately $50 million, $62 million and $5 million, respectively, to be expensed upon the completion of the transactions, determined as if the transactions had been completed on June 30, 2003.

BUSINESS OF HUGHES

      Hughes is a world-leading provider of digital television entertainment, broadband satellite networks and services, and global video and data broadcasting. Hughes has been a pioneer in many aspects of the satellite communications industry, and its technologies have driven the creation of new services and markets and have established Hughes as a leader in each of the markets it serves.

      Hughes provides advanced communications services on a global basis and has developed a wide range of entertainment, information and communications services for home and business use, including video, data, voice, multimedia and Internet services.

      Hughes’ businesses include:

•	DIRECTV, the world’s leading all-digital multi-channel entertainment service, based on the number of subscribers.

-	DIRECTV includes businesses in the United States and Latin America, which constitute Hughes’ Direct-To-Home Broadcast segment. As of June 30, 2003, DIRECTV Holdings LLC had approximately 11.6 million subscribers in the United States and DIRECTV Latin America, LLC and its local operating companies had approximately 1.5 million subscribers in Latin America. On March 18, 2003, DIRECTV Latin America, LLC filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code.

•	Hughes Network Systems, the world’s leading provider of broadband satellite networks and services to both consumers and enterprises.

-	Hughes Network Systems, Inc., which has more than a 50% share of the global market for very small aperture terminal private business networks and 166,000 DIRECWAY broadband consumer customers as of June 30, 2003, constitutes the network systems segment of Hughes. Hughes Network Systems is one of the two largest manufacturers of DIRECTV® subscriber equipment, having shipped over 12 million units. Hughes Network Systems is also leading the development of the SPACEWAY® service, a next-generation satellite-based broadband communications platform that is expected to provide customers with high-speed, two-way data communications on a more cost-efficient basis than systems that are currently available. SPACEWAY is expected to begin commercial service in North America in 2004.

•	PanAmSat, the owner and operator of one of the world’s largest commercial satellite fleets.

-	PanAmSat, a publicly held company of which Hughes owns approximately 81%, constitutes Hughes’ satellite services segment. PanAmSat owns and operates 23 satellites that are capable of transmitting signals to geographic areas covering 98% of the world’s population. PanAmSat provides satellite capacity for the transmission of cable and broadcast television programming from the content source to the cable operator or to the consumer’s home.

      Hughes is currently a wholly owned subsidiary of GM. However, as a result of the transactions, Hughes will be separated from GM and Hughes will become a publicly owned company, separate from and no longer wholly owned by GM. For more information, see “The Transactions.”

      DIRECTV®, DIRECWAY®, Galaxy®, PRIMESTAR® and SPACEWAY® are trademarks of Hughes.

BUSINESS OF NEWS CORPORATION

      News Corporation is a diversified international media and entertainment company with operations in a number of industry segments, including filmed entertainment, television, cable network programming, magazines and inserts, newspapers and book publishing. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Italy, Asia, Australia and the Pacific Basin.

      As of the date of this document, News Corporation owns approximately 80.6% of the equity of Fox Entertainment, and approximately 97% of its voting power. Fox Entertainment is principally engaged in the following business segments:

•	Filmed Entertainment. Fox Entertainment engages in feature film and television production and distribution principally through the following businesses: Fox Filmed Entertainment, a producer and distributor of feature films; Twentieth Century Fox Television, a producer of network television programming; Twentieth Television, a producer and distributor of television programming; and Fox Television Studios, a producer of broadcast television and cable network programming.

•	Television. Fox Television Stations currently owns and operates 35 full power stations, including stations located in nine of the top ten designated market areas. Fox Broadcasting Company operates a television network that has 188 affiliated stations across the United States, including 25 full power television stations in major cities that are owned and operated by Fox Entertainment.

•	Cable Network Programming. Fox Entertainment’s interests in cable network programming businesses include: Fox News Channel, a 24-hour all news cable channel; Fox Sports Networks, a group of 24-hour regional cable sports programming services, and a 50% interest in a complementary national sports programming service, Fox Sports Net; and FX Networks, a general entertainment network.

      News Corporation’s subsidiaries also have operations in the following business segments:

•	Magazines and Inserts. Through its News America Marketing Group, News Corporation publishes free standing inserts, which are promotional booklets containing consumer offers distributed though insertion in local Sunday newspapers, and provides in-store marketing products and services, primarily to consumer packaged goods manufacturers.

•	Newspapers. The New York Post is a mass circulation, metropolitan morning newspaper published in New York City.

•	Book Publishing. Through HarperCollins Publishers, News Corporation is engaged in English language book publishing on a worldwide basis.

      In addition, News Corporation owns approximately 43% of Gemstar-TV Guide International, Inc., which is a leading media and technology company that develops, licenses, markets and distributes technologies, products and services targeted at the television guidance and home entertainment needs of consumers worldwide.

      In the United Kingdom, News Corporation publishes four national newspapers (The Times, The Sunday Times, The Sun, and the News of the World), which account for approximately one-third of all national newspapers sold in the United Kingdom, and owns approximately 78.25% of the equity (and 97.3% of the voting power) of NDS Group plc, which is a leading provider of open end-to-end digital pay-television solutions for the secure delivery of entertainment and information to television set-up boxes and personal computers. News Corporation also owns an approximately 35% interest in British Sky Broadcasting Group plc (which we sometimes refer to as “BSkyB”), which is the leading pay television broadcaster in the United Kingdom.

      In Italy, News Corporation owns approximately 80% of the direct-to-home television platform Sky Italia S.r.L.

      In Australia, News Corporation’s principal activity is newspaper publishing. News Corporation is the largest newspaper publisher in Australia, owning more than 100 newspapers. News Corporation also owns a 25% interest in the FOXTEL pay television service.

      In Asia, STAR Group Limited, an indirect wholly owned subsidiary of News Corporation, is engaged in the development, production and distribution of television programming to over 50 countries throughout Asia and the Middle East.

      As of June 30, 2003, News Corporation had a 36% equity interest and an approximate 49.25% economic interest in the entity that operates Sky Brasil, the leading direct-to-home pay television service in Brazil. News Corporation also has a 30% interest in the entity that operates Sky Mexico, the leading direct-to-home pay television service in Mexico, and a 30% interest in Sky Multi-Country Partners, which has interests in direct-to-home television services in Chile and Columbia.

HUGHES DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

      The board of directors of Hughes after the completion of the transactions will initially have 11 members. At least a majority of the members of the Hughes board of directors will be “independent” directors as determined under the new Hughes certificate of incorporation and by-laws until such time as the “standstill” provisions in the new Hughes certificate of incorporation cease to apply unless otherwise required by applicable law or stock exchange requirements. For more information on these “standstill” provisions and when they terminate see “Hughes Capital Stock— Standstill.”

      The Hughes board of directors will initially be divided into three classes, the composition of which will be mutually determined by GM, Hughes and News Corporation prior to the completion of the transactions. Class I will have three directors and Classes II and III will each have four directors, serving staggered terms. Initially, depending on when the transactions are completed, the Class I directors will have a term ending on the date of the 2004 annual meeting, the Class II directors will have a term ending on the date of the 2005 annual meeting and the Class III directors will have a term ending on the date of the 2006 annual meeting.

      The merger agreement provides that, immediately following the merger, the Hughes board of directors will be comprised of the individuals identified below.

Name	Age	Independent Director

K. Rupert Murdoch	72	No
Neil R. Austrian	63	Yes
Chase Carey	49	No
Peter Chernin	52	No
James M. Cornelius	59	Yes
David F. DeVoe	56	No
Eddy W. Hartenstein	52	No
Charles R. Lee	63	Yes
Peter A. Lund	62	Yes
John L. Thornton	49	Yes
One additional independent director to be mutually determined by GM, Hughes and News Corporation prior to the completion of the transactions		Yes

      Set forth below is a description of the backgrounds of the persons expected to be directors of Hughes following completion of the transactions.

      K. Rupert Murdoch. Mr. Murdoch has been Chairman of the board of directors of News Corporation since 1991 and Executive Director and Chief Executive since 1979. He has been a Director of News Limited, News Corporation’s principal subsidiary in Australia, since 1953, a Director of News International plc, News Corporation’s principal subsidiary in the United Kingdom, since 1969 and a Director of News America Incorporated, News Corporation’s principal subsidiary in the United States, since 1973. Mr. Murdoch has been a Director of STAR since 1993 and served as Chairman of STAR from 1993 to 1998. Mr. Murdoch has been a Director of Fox Entertainment since 1985, Chairman since 1992 and Chief Executive Officer since 1995. Mr. Murdoch has served as a Director of BSkyB since 1990 and Chairman since 1999. Mr. Murdoch has served as a Director of Gemstar-TV Guide since 2001. Mr. Murdoch has served as a Director of China Netcom (Hong Kong) Limited since 2001.

      Neil R. Austrian. Mr. Austrian is a Director of Office Depot, Inc. and is a member of the compensation committee and finance committee of Office Depot, Inc. Mr. Austrian is currently a private investor and served as President and Chief Operating Officer of the National Football League from 1991 until 1999. Prior to that, Mr. Austrian was a Managing Director of Dillon, Read & Co., Inc. from 1987 until 1991.

      Chase Carey. Mr. Carey has been an advisor to News Corporation since 2002 and an Executive Director since 1996. Mr. Carey served as Co-Chief Operating Officer of News Corporation from 1996 until 2002. Mr. Carey served as a Director, President and Chief Executive Officer of Sky Global Networks, Inc. from 2001 until 2002. Mr. Carey served as a Director of Fox Entertainment from 1992 until 2002 and served as Co-Chief Operating Officer from 1998 until 2002. Mr. Carey was Chairman and Chief Executive Officer of Fox Television from 1994 until 2000. Mr. Carey was a Director of News America until 2002, President and Chief Operating Officer from 1998 until 2002 and Executive Vice President from 1996 to 1998. Mr. Carey served as a Director of STAR from 1993 until 2002, a Director of NDS from 1996 until 2002 and a Director of Gemstar-TV Guide from 2000 until 2002. Mr. Carey was appointed to the board of directors of BSkyB in 2003. Mr. Carey has served on the boards of Gateway, Inc. and Colgate University since 1996.

      Peter Chernin. Mr. Chernin has been an Executive Director, President and Chief Operating Officer of News Corporation since 1996. Mr. Chernin has been a Director, President and Chief Operating Officer of Fox Entertainment since 1998. Mr. Chernin has been a Director, Chairman and Chief Executive Officer of News America since 1996. Mr. Chernin served as Chairman and Chief Executive Officer of Fox Filmed Entertainment from 1994 to 1996 and in various executive capacities at Fox subsidiaries since 1989. Mr. Chernin has served as a Director of Gemstar TV-Guide since 2002 and was a Director of TV Guide, Inc. from 1999 to 2000. Mr. Chernin has been a Member of the Advisory Board of PUMA AG since 1999 and was a Director of E*TRADE Group, Inc. from 1999 to 2003.

      James M. Cornelius. Mr. Cornelius has served as a Director of Hughes since 2000 and is Chairman of the Hughes audit committee and a member of the executive compensation committee. Mr. Cornelius currently serves as the non-executive Chairman of the Guidant Corporation board of directors, where he has served as a Director since 1994. Previously, he served as Executive Chairman of Guidant Corporation from 1995 until his retirement as an employee in 2000. Mr. Cornelius is also a Director and a member of the audit and executive committees of Chubb Corporation and a Director, member of the audit committee and Chairman of the compensation committee of Given Imaging Ltd.

      David F. DeVoe. Mr. DeVoe has been an Executive Director of News Corporation since 1990, Senior Executive Vice President since 1996 and Chief Financial Officer and Finance Director since 1990. Mr. DeVoe served as an Executive Vice President of News Corporation from 1990 until 1996. Mr. DeVoe has been a Director of News America since 1991, Senior Executive Vice President since 1998 and Executive Vice President from 1991 to 1998. Mr. DeVoe has been a Director of Fox Entertainment since 1991 and Senior Executive Vice President and Chief Financial Officer since 1998. Mr. DeVoe has been a Director of STAR since 1993 and a Director of NDS since 1996. Mr. DeVoe has been a Director of BSkyB since 1994 and a Director of Gemstar-TV Guide since 2001.

      Eddy W. Hartenstein. Mr. Hartenstein currently serves as Senior Executive Vice President of Hughes, where he has served in numerous capacities from 1972 through 1984 and from 1987 through 2003. Mr. Hartenstein is also Chairman and Chief Executive Officer of DIRECTV. Mr. Hartenstein has headed DIRECTV since its inception in 1990. Mr. Hartenstein is a member of the board of directors of Thomson Multimedia Inc., PanAmSat, Converse, Inc., the Consumer Electronics Association and is Chairman of the Satellite Broadcasting Communications Association.

      Charles R. Lee. Mr. Lee currently serves as the Chairman of the Board of Directors of Verizon Communications, Inc., where he has been Chairman since 2000. From 2000 through 2002, Mr. Lee served as Chairman and Co-Chief Executive Officer of Verizon Communications, Inc. Previously, Mr. Lee served as Chairman of the board of directors and Chief Executive Officer of GTE Corporation. Mr. Lee is also a director of The Procter & Gamble Company, United Technologies Corporation, United States Steel Corporation and Marathon Oil Corporation. He also serves as chairman of the audit committee for United States Steel Corporation and is a member of the audit committees of The Procter & Gamble Company and Marathon Oil Corporation.

      Peter A. Lund. Mr. Lund has served as a Director of Hughes since 2000 and is a member of the Hughes audit committee and executive compensation committee. Mr. Lund is a private investor and media consultant and currently serves as Chairman of the board of directors of EOS International, Inc. He is also a Director and member of the audit committee of Crown Media Holdings, Inc. and Emmis Communications Corporation. Previously, Mr. Lund served as the Chief Executive Officer of EOS International, Inc. from 2000 to 2001.

      John L. Thornton. Mr. Thornton served as President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. until his retirement on July 1, 2003. Mr. Thornton was also a member of Goldman, Sachs & Co.’s management committee and was Co-Chairman of its partnership committee. He will continue to serve as a senior advisor to the firm and will remain as a Director of The Goldman Sachs Foundation. Mr. Thornton joined Goldman Sachs in 1980 and became a partner in 1988. Mr. Thornton is also a Director of the Ford Motor Company, BSkyB, Pacific Century Group, Inc., Laura Ashley Holdings plc and Intel Corporation.

      Additional Independent Director. Pursuant to the merger agreement, an additional independent director will be determined by mutual agreement of GM, Hughes and News Corporation prior to the completion of the transactions.

Committees

      Pursuant to the new Hughes by-laws, the Hughes board of directors will designate an audit committee, a compensation committee and a nominating/ corporate governance committee. All members of the audit committee, the compensation committee and the nominating/ corporate governance committee will be independent directors, as determined under the new Hughes certificate of incorporation and by-laws. The audit committee will have the authority to determine what constitutes a related party transaction and will have sole authority to review, consider and pass on any related party transactions.

      The Hughes board of directors may, from time to time, establish other committees to facilitate the management of Hughes or for other purposes it may deem appropriate.

Executive Officers

      Immediately after the completion of the transactions, certain of the executive officers of Hughes will include:

Name	Positions

K. Rupert Murdoch	Chairman
Chase Carey	President and Chief Executive Officer
Eddy W. Hartenstein	Vice Chairman

      Executive officers will serve at the discretion of the Hughes board of directors. Any officer elected by the Hughes board of directors may be removed at any time by the board of directors with or without cause.

      See “— Board of Directors” for a description of the backgrounds of the persons listed above.

Summary of Cash and Other Compensation

      The following table sets forth the cash compensation, as well as certain other compensation, paid or accrued by Hughes for each of the past three years to its Chief Executive Officer and each of its other four most highly compensated executive officers, which we refer to as the “Hughes Named Executive Officers,” serving as such at December 31, 2002.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation

					Awards	Payouts

					Securities
				Other Annual	Underlying	LTIP	All Other
Name and Principal		Salary	Bonus(1)	Compensation(2)	Stock Options(3)	Payout(4)	Compensation(5)
Position	Year	($)	($)	($)	(# of Shares)	($)	($)

Jack A. Shaw	2002	800,020	964,000	146,067	0	82,267	64,687
Hughes President and Chief	2001	702,130	539,000	0	330,000	192,014	66,409
Executive Officer	2000	541,355	770,000	385	1,026,000	610,779	15,751
Eddy W. Hartenstein	2002	625,040	675,000	0	0	64,606	43,322
Hughes Senior Executive Vice	2001	602,914	376,000	0	300,000	164,736	56,516
President, and DIRECTV	2000	531,371	770,000	0	1,050,000	511,020	75,992
Chairman and Chief Executive Officer
Roxanne S. Austin	2002	550,004	606,000	9,366	0	43,999	36,038
Hughes Executive Vice	2001	526,365	327,000	3,784	250,000	138,394	43,470
President, and DIRECTV	2000	420,160	550,000	0	1,002,000	522,094	20,289
President and Chief Operating Officer
Pradman P. Kaul	2002	513,011	272,000	0	0	48,910	36,726
Hughes Senior Vice President,	2001	487,578	300,000	874	245,000	147,108	41,723
and Hughes Network Systems	2000	464,066	542,000	0	726,000	469,641	16,771
Chairman and Chief Executive Officer
Sandra L. Harrison	2002	400,036	381,000	0	0	36,099	26,571
Hughes Senior Vice President,	2001	398,882	213,000	2,153	190,000	111,740	34,042
Human Resources and	2000	340,028	440,000	0	534,000	409,885	13,741
Administration

(1)	Amounts shown in this column represent bonuses earned under Hughes’ Annual Incentive Plan for performance during the year, but actually paid in the subsequent year.

(2)	The amounts shown in this column include (i) perquisites if in total they exceed the lesser of $50,000 or 10% of annual salary plus bonus and (ii) reimbursed taxes. For the year ended December 31, 2002, the amounts shown for Mr. Shaw also include use of company aircraft for $75,950.

(3)	The amounts shown in this column represent options to purchase shares of GM Class H common stock.

(4)	The amounts shown in this column represent awards earned under Hughes’ Long Term Achievement Plan (“LTAP”) for the performance periods ending on December 31, 2000, 2001 and 2002, respectively, but actually paid in the subsequent year. The LTAP is a 3-year performance share plan initiated each January, resulting in 3 LTAPs running concurrently at any time. Under the LTAP, shares of GM Class H common stock are conditionally awarded as target awards at the beginning of the 3 years; 25% of the target awards were denominated in GM $1 2/3 par value common stock. Effective with the 2001-2003 LTAP, GM $1 2/3 par value common stock was no longer a component of the targeted award. The value of the target awards varies with Hughes’ performance and the market prices of GM Class H common stock. Performance for the listed years was measured using Hughes’ consolidated financial results and relative total shareholder return targets established for the LTAP by the Executive Compensation Committee (“Compensation Committee”) of its board of directors. The number of shares distributed at the end of the 3 years varies with Hughes performance. Performance below threshold results in no award, performance above threshold but below target results in reduced awards, performance above target results in additional shares awarded up to a maximum established by the Compensation Committee. Shares are valued at the market price on the date distributed following the end of the 3-year performance period. Awards vest only upon final payout. The Compensation Committee may also distribute cash awards in lieu of share awards.

(5)	Amounts shown in this column represent company-matching contributions to savings plans and company contributions to employee welfare benefit plans. The company-matching contributions for the savings plans in 2002 for Mr. Shaw were $53,561, for Mr. Hartenstein $40,040, for Ms. Austin $35,080, for Mr. Kaul $32,521, and for Ms. Harrison $24,521. The company contributions for the employee welfare benefit plans in 2002 for Mr. Shaw were $11,126, for Mr. Hartenstein $3,282, for Ms. Austin $958, for Mr. Kaul $4,205, and for Ms. Harrison $2,050.

Stock Options

      The Hughes Named Executive Officers participate in the Hughes Electronics Corporation Incentive Plan as approved by the GM board of directors in 1999.

      No stock options were granted to the Hughes Named Executive Officers during 2002.

      The following table provides information as to options to purchase shares of GM Class H common stock exercised by each of the Hughes Named Executive Officers in 2002 and the value of options held by them at year-end.

Aggregated Option Exercises in 2002 and Option Values at December 31, 2002

						Value of Unexercised
	Number of			Number of Unexercised		In-the-Money Options at
	Shares		Value	Options at December 31, 2002		December 31, 2002 ($)(1)
	Acquired on		Realized
Name	Exercise		($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Jack A. Shaw	—		—	1,543,549	1,162,001	303,704	0
Eddy W. Hartenstein	13,557	(2)	133,174	1,262,948	1,150,000	568,004	0
Roxanne S. Austin	—		—	931,638	1,100,668	470,478	0
Pradman P. Kaul	—		—	989,112	805,334	161,627	0
Sandra L. Harrison	—		—	550,049	604,667	58,436	0

(1)	Calculated on the basis of the difference between the option exercise price and the closing price of the GM Class H common stock on the New York Stock Exchange on December 31, 2002, which was $10.70 per share.

(2)	Mr. Hartenstein exercised these stock options as they were scheduled to expire on June 30, 2002.

Long-Term Incentive Awards

      The following table sets forth information with respect to potential payouts to the Hughes Named Executive Officers pursuant to the LTAP.

Projected Long-Term Incentive Plans—Awards in 2002

	Number of	Performance	Estimated Future Payouts(2)
	Shares, Units or	Period Until
	Other	Maturation or	Threshold	Target	Maximum
Named Executive	Rights(1)	Payout	(#)	(#)	(#)

Jack A. Shaw	46,840	2002-2004	18,740	46,840	81,970
Eddy W. Hartenstein	34,440	2002-2004	13,780	34,440	60,270
Roxanne S. Austin	28,410	2002-2004	11,370	28,410	49,720
Pradman P. Kaul	24,740	2002-2004	9,900	24,740	43,300
Sandra L. Harrison	19,290	2002-2004	7,720	19,290	33,760

(1)	The number set forth in this column for a Hughes Named Executive Officer is the target number of shares of GM Class H common stock for the LTAP, which is a 3-year performance share plan commencing on January 1, 2002 and ending on December 31, 2004. The target number of shares is calculated from a percentage of base salary specified by the Compensation Committee and the value of a share of GM Class H common stock at grant, which was the average market price of shares of GM Class H common stock in December 2001.

(2)	For purposes of projecting a Hughes Named Executive Officer’s future payout, the target number of shares has been multiplied by the percentage established by the Compensation Committee, below which no awards will be paid (the threshold) and by the maximum percentage above which no additional shares would be paid (the maximum). The value of a Hughes Named Executive Officer’s final payout will be determined by multiplying the final number of shares awarded based on Hughes’ performance by the market price of shares of GM Class H common stock at the date of distribution in early 2005.

Agreements with Principal Officers

      Hughes has a change in control severance agreement with each Hughes Named Executive Officer. Under these agreements, no benefits are payable unless and until both a change in control of Hughes occurs during the term of the agreement and, during the three years following a change in control of Hughes, the Hughes Named Executive Officer’s employment is involuntarily terminated by Hughes without cause or the executive terminates his or her own employment for good reason (as defined in the agreements). The completion of the transactions would be a change in control for purposes of these agreements. The agreements provide for payment of severance calculated as a multiple of the then current base salary and bonus, continuation of employee group health, dental and vision plan benefits for a specified period of time, reimbursement for outplacement services and accelerated vesting of unvested stock options (except for the stock options granted June 22, 2001, whose vesting will continue in accordance with the vesting schedule). The multiple for each of Mr. Shaw, Mr. Hartenstein and Ms. Austin is three times and for each of Mr. Kaul and Ms. Harrison two times. In the event an excise tax under Code Section 4999 is imposed on any payment pursuant to the agreement, the Hughes Named Executive Officer shall receive a gross-up payment such that, after taxes, the net remaining gross-up payment shall equal the excise tax. Messrs. Hartenstein and Kaul and Ms. Harrison shall also be eligible for an additional retirement benefit under the Hughes Salaried Employees Excess Benefit Plan as if he/she had satisfied the “Rule of 75” benefit under that plan.

      Upon the completion of the transactions, as Chase Carey assumes the position of President and Chief Executive Officer of Hughes, Mr. Shaw’s change in control severance agreement will be deemed triggered and the resulting severance pay, benefits and payments due under Hughes’ Retention Bonus Plan will be provided to Mr. Shaw at that time.

      Hughes has a retention plan in which the Hughes Named Executive Officers participate. Benefits under the plan are only available if a qualified change in control of Hughes occurs. The completion of the transactions would be a qualified change in control for purposes of this plan. Upon such a change in control, 50% of the retention award is paid to the executive and the remaining 50% of the award is paid 12 months following the date of the change in control. Generally, the executive must be continuously employed through the change in control date and the 12-months date in order to receive each payment. In the event an executive is laid-off after the change in control but before the 12-months date or the executive terminates his or her employment for good reason during that period (as defined in the plan), the second payment will be made at the time of termination of employment. The award for each of Mr. Shaw, Mr. Hartenstein and Ms. Austin would be $7.2 million, for Mr. Kaul $4.8 million and for Ms. Harrison $3.6 million. Mr. Shaw’s payment will be made to him upon the completion of the transactions in connection with Chase Carey succeeding him as President and Chief Executive Officer of Hughes.

Pension Plans

      The Hughes Named Executive Officers are eligible for retirement benefits under the Hughes Non-Bargaining Retirement Plan and the Hughes Salaried Employees Excess Benefit Plan. These plans consist of a contributory benefit program available to employees hired prior to August 1, 1990, a final pay non-contributory benefit for employees hired after this date and a cash balance benefit (“Retirement Growth”) established in

December 2001. The contributory benefit requires a 3% after-tax participant contribution and provides benefits based on one of three formulas (Career Average Formula, Minimum Benefit Formula and a Final Average Monthly Compensation Formula). The benefit received by the employee is based on the formula that provides the highest monthly benefit. The non-contributory benefit is a final average pay benefit using the highest 5 out of the last 10 years of covered compensation (generally, base salary plus bonus). The Retirement Growth provides company credits based on 4% of covered compensation. For this exhibit, all employees participating in the non-contributory benefit receive the highest benefit from either the non-contributory or Retirement Growth programs. As permitted by the Employee Retirement Income Security Act of 1974, the Hughes Salaried Employees Excess Benefit Plan is a supplemental plan that pays benefits out of general funds for retirement benefits payable in excess of legislated compensation and benefit limits.

      Messrs. Shaw, Hartenstein and Kaul and Ms. Harrison participate in the Contributory Benefit Program. Ms. Austin participates in the non-contributory/ Retirement Growth benefit program.

      The following tables set forth the annual benefit based on remuneration and years of service:

Pension Plan Table: Contributory Benefit Program(1)(2)

	Years of Service

Remuneration	5	10	15	20	25	30	35

$ 100,000	$6,950	$13,900	$20,850	$27,800	$34,750	$41,700	$49,250
$ 200,000	15,700	31,400	47,100	62,800	78,500	94,200	110,500
$ 300,000	24,450	48,900	73,350	97,800	122,250	146,700	171,750
$ 400,000	33,200	66,400	99,600	132,800	166,000	199,200	233,000
$ 500,000	41,950	83,900	125,850	167,800	209,750	251,700	294,250
$ 600,000	50,700	101,400	152,100	202,800	253,500	304,200	355,500
$ 700,000	59,450	118,900	178,350	237,800	297,250	356,700	416,750
$ 800,000	68,200	136,400	204,600	272,800	341,000	409,200	478,000
$ 900,000	76,950	153,900	230,850	307,800	384,750	461,700	539,250
$1,000,000	85,700	171,400	257,100	342,800	428,500	514,200	600,500
$1,100,000	94,450	188,900	283,350	377,800	472,250	566,700	661,750
$1,200,000	103,200	206,400	309,600	412,800	516,000	619,200	723,000

Pension Plan Table: Non-Contributory/ Retirement Growth Benefit Program(3)(4)

	Years of Service

Remuneration	5	10	15	20	25	30	35

$ 100,000	$5,400	$10,800	$16,200	$21,600	$27,000	$32,400	$37,800
$ 200,000	12,900	25,800	38,700	51,600	64,500	77,400	90,300
$ 300,000	20,400	40,800	61,200	81,600	102,000	122,400	142,800
$ 400,000	27,900	55,800	83,700	111,600	139,500	167,400	195,300
$ 500,000	35,400	70,800	106,200	141,600	177,000	212,400	247,800
$ 600,000	42,900	85,800	128,700	171,600	214,500	257,400	300,300
$ 700,000	50,400	100,800	151,200	201,600	252,000	302,400	352,800
$ 800,000	57,900	115,800	173,700	231,600	289,500	347,400	405,300
$ 900,000	65,400	130,800	196,200	261,600	327,000	392,400	457,800
$1,000,000	72,900	145,800	218,700	291,600	364,500	437,400	510,300
$1,100,000	80,400	160,800	241,200	321,600	402,000	482,400	562,800
$1,200,000	87,900	175,800	263,700	351,600	439,500	527,400	615,300

(1)	Social Security offset estimated at $2,000 per month.

(2)	Benefits calculated on a straight life annuity basis payable at Normal Retirement Age (age 65).

(3)	Social Security offset for covered compensation estimated at $70,000 per year.

(4)	Benefits calculated on a straight life annuity basis payable as of Social Security Normal Retirement Age (age 67), with an unreduced benefit payable at Normal Retirement Age (age 65) with ten (10) or more years of service.

      The following table sets forth, as of December 31, 2002, the number of years of creditable service (benefit accrual service) and the applicable covered compensation for pension benefit calculation purposes for each of the Hughes Named Executive Officers:

		Compensation
Named Executive	Years of Benefit Accrual Service	($)

Jack A. Shaw	15.25	1,032,154
Eddy W. Hartenstein	12.0	929,796
Roxanne S. Austin	8.4	772,032
Pradman Kaul	15.25	770,081
Sandra L. Harrison	16.75	564,439

      For Messrs. Shaw, Hartenstein and Kaul and Ms. Harrison, normal retirement age is 65, however the plan provides for an early retirement subsidy as early as age 55 with 20 years of service with Hughes, as distinguished from benefit accrual service.

     Compensation of Directors

      In 2002, Hughes paid each of James M. Cornelius and Peter A. Lund $140,000 for services rendered as directors. In addition, Mr. Cornelius received an additional $20,000 as Chairman of the Audit Committee of the Board of Directors. Mr. Lund received an additional $15,000 as a member of the Audit Committee. Mr. Cornelius and Mr. Lund were each required to defer fifty percent of this compensation into either stock options to purchase GM Class H common stock or restricted stock units, which restricted stock units are valued based on the price of GM Class H common stock but are paid in cash. Mr. Cornelius and Mr. Lund were also reimbursed for all board-related travel expenses and were provided with complementary DIRECTV service.

      After the completion of the transactions, the compensation committee of the Hughes board of directors is expected to approve a compensation plan for the directors that will be recommended to and voted on by the full board.

Compensation Committee Interlocks and Insider Participation

      Historically, all executive officer compensation decisions have been made by the Compensation Committee. The members of the Compensation Committee are Eckhard Pfeiffer, James M. Cornelius, Bernee D. L. Strom, Peter A. Lund and Harry J. Pearce. Current members of the Compensation Committee have served since April 2000 and, other than Harry J. Pearce, are and have been independent directors of Hughes.

      After the completion of the transactions, the compensation committee of the Hughes board of directors will review and determine the compensation of all the officers of Hughes. The compensation committee will be comprised entirely of independent directors.

GM CAPITAL STOCK

Introduction

      General Motors is currently authorized to issue 5,706,000,000 shares of capital stock, consisting of:

•	6,000,000 shares of preferred stock, without par value;

•	100,000,000 shares of preference stock, $0.10 par value; and

•	5,600,000,000 shares of GM common stock comprising two classes, which currently include 2,000,000,000 shares of GM $1 2/3 par value common stock and 3,600,000,000 shares of GM Class H common stock.

      As of August 18, 2003, the following shares of capital stock of GM were outstanding:

•	560,722,604 shares of GM $1 2/3 par value common stock (and an additional 153,041,400 shares were reserved for possible issuance upon conversion of outstanding convertible debt securities of GM); and

•	1,108,374,638 shares of GM Class H common stock.

      There are currently no outstanding shares of preferred stock or preference stock.

      On March 6, 2002, GM issued $3.75 billion of convertible debt securities. The offering included $1.15 billion principal amount of 4.5% Series A convertible senior debentures due 2032 and $2.6 billion principal amount of 5.25% Series B convertible senior debentures due 2032. GM may redeem in whole or in part for cash (at certain specified amounts) the GM Series A convertible senior debentures on or after March 6, 2007 and the GM Series B convertible senior debentures on or after March 6, 2009. In addition, on March 6, 2007 for the GM Series A convertible senior debentures and on March 6, 2014 for the GM Series B convertible senior debentures (and on certain anniversary dates thereafter), the holders of the GM Series A and Series B convertible debt securities may require GM to repurchase such convertible debt securities, which repurchase obligation GM may elect to satisfy with cash, shares of GM $1 2/3 par value common stock or any combination thereof. The GM Series A and Series B convertible debt securities are convertible into shares of GM $1 2/3 par value common stock at specified conversion rates upon the occurrence of certain triggering events, but GM may elect to satisfy the conversion thereof with cash.

      On July 2, 2003, GM issued $4 billion principal amount of 6.250% Series C convertible senior debentures due 2033. On July 25, 2003, GM issued an additional $0.3 billion principal amount of GM Series C convertible senior debentures in connection with the exercise of an over-allotment option by the underwriters. GM may redeem in whole or in part for cash (at certain specified amounts) the GM Series C convertible senior debentures on or after July 20, 2010. In addition, on each of July 15, 2018, 2023 and 2028, the holders of the GM Series C convertible senior debentures may require GM to repurchase such convertible debentures, which repurchase obligation GM may elect to satisfy with cash, shares of GM $1 2/3 par value common stock or any combination thereof. The GM Series C senior convertible debentures are convertible into shares of GM $1 2/3 par value common stock at specified conversion rates upon the occurrence of certain triggering events, but GM may elect to satisfy the conversion thereof with cash.

      In connection with the Hughes split- off share exchange, each outstanding share of GM Class H common stock will be exchanged for one share of Hughes common stock and, as a result, all of the outstanding shares of GM Class H common stock will be redeemed and cancelled. Consequently, after the Hughes split- off share exchange is completed, GM will have only one class of outstanding common stock, the GM $1 2/3 par value common stock. GM will then no longer have a dual- class common stock capital structure, with each class of common stock reflecting the financial performance of different businesses of GM.

      In order to implement the transactions, GM is proposing two amendments to Article Fourth of the GM restated certificate of incorporation. First, GM is proposing to amend Article Fourth of the GM restated certificate of incorporation in connection with the Hughes split- off share exchange. As a result of this amendment:

•	GM would be able to split- off Hughes by exchanging one share of Hughes common stock for each outstanding share of GM Class H common stock. This would be accomplished by adding a redemption feature to the terms of the GM Class H common stock that will make the GM Class H common stock redeemable in exchange for shares of Hughes common stock on a one- share- for- one- share- basis; and

•	the current provisions of the GM restated certificate of incorporation that provide for a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate under certain circumstances will not apply to the Hughes split- off share exchange. This would be accomplished by adding a provision to expressly provide that the completion of the Hughes split- off share exchange as described in this document will not result in a recapitalization of the GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate.

      This amendment to Article Fourth of the GM restated certificate of incorporation is one of the five proposals that must be approved in order for GM to receive the requisite stockholder approval so that the transactions may be completed. Article Fourth of the GM restated certificate of incorporation, in the form proposed to be amended as described above, is included in Appendix A of this document. We urge GM common stockholders to review the form of proposed amendment to Article Fourth carefully before voting with respect to the proposals relating to the transactions.

      Second, GM is proposing a further amendment to Article Fourth of the GM restated certificate of incorporation that would become effective after completion of the transactions. This further amendment is designed to eliminate the provisions of the GM restated certificate of incorporation that relate to the GM Class H common stock and is a technical amendment to the GM restated certificate of incorporation that will reflect the completion of the transactions. Article Fourth of the GM restated certificate of incorporation, in the form proposed to be further amended to eliminate certain provisions relating to the GM Class H common stock, is included in Appendix B of this document. We urge GM common stockholders to review the form of proposed amendment to Article Fourth carefully before voting with respect to this additional proposal. The completion of the transactions is not conditioned on the approval by GM common stockholders of this further amendment.

      The following description of GM capital stock is a summary and does not purport to be complete. Reference is made to the more detailed provisions of, and such descriptions are qualified in their entirety by reference to, Article Fourth of GM’s restated certificate of incorporation and the amendments included in Appendix A and Appendix B of this document. For information regarding how you can obtain a copy of Article Fourth of GM’s restated certificate of incorporation, see “Where You Can Find More Information.”

GM Preferred Stock

      GM’s restated certificate of incorporation authorizes the GM board of directors to issue shares of preferred stock from time to time in distinctly designated series, with each series ranking equally and being identical in all respects except as to the dividend rate and redemption price. There are currently no outstanding shares of GM preferred stock and the GM board of directors has no current intention to issue any preferred stock.

      If any GM preferred stock were issued, it would rank senior to GM preference stock and GM common stock with respect to payments of dividends and distributions in liquidation. In addition, if any shares of GM preferred stock were issued, holders of such shares would not be entitled to vote except upon the question of disposing of GM’s assets as an entirety and except as otherwise required by the Delaware General Corporation Law.

GM Preference Stock

      GM’s restated certificate of incorporation authorizes the GM board of directors to issue shares of preference stock from time to time in distinctly designated series, with the terms of each series fixed by the GM board of directors in the resolutions providing for the issuance of such series. If any GM preference stock were issued, it would rank senior to GM common stock and junior to GM preferred stock, if any, with respect to payments of dividends and distributions in liquidation. There are currently no outstanding shares of GM preference stock and the GM board of directors has no current intention to issue any GM preference stock.

GM’s Dual-Class Common Stock Capital Structure

      GM currently has two outstanding classes of common stock:

•	GM $1 2/3 par value common stock; and

•	GM Class H common stock.

      However, as discussed elsewhere in this document, after the Hughes split-off share exchange is completed, the GM Class H common stock will no longer be outstanding and GM will have only one class of outstanding common stock, the GM $1 2/3 par value common stock. See “The Transactions— Description of the Transactions— The Hughes Split- Off.”

      The current GM Class H common stock is a tracking stock designed to provide holders with financial returns based on the financial performance of Hughes. To further this objective:

•	GM’s restated certificate of incorporation allocates earnings of GM attributable to Hughes between amounts available for the payment of dividends on GM Class H common stock and amounts available for the payment of dividends on the GM $1 2/3 par value common stock, which also permits a corresponding calculation of the earnings per share of GM attributable to the GM Class H common stock and GM $1 2/3 par value common stock; and

•	the GM board of directors adopts dividend policies and practices concerning the GM Class H common stock consistent with this design objective as more fully described below.

      The GM board of directors is free at any time to change its dividend policies and practices concerning the GM Class H common stock or the GM $1 2/3 par value common stock.

Dividends

      GM’s restated certificate of incorporation restricts the power of the GM board of directors to declare and pay dividends on either class of GM common stock. The amounts that may be declared and paid by the GM board of directors as dividends on GM common stock are allocated to each separate class of GM common stock and are subject to the amount legally available for the payment of dividends by GM. For dividend purposes, this allocation serves to preserve for each class of GM common stockholders an interest in retained earnings that is not shared by the other class. This restriction does not require a physical segregation of the assets of GM on the one hand and of Hughes on the other hand. Nor does it require separate accounts or separate dividend or liquidation preferences of GM and Hughes assets for the benefit of the holders of either of the separate classes of GM common stock. The holders of GM Class H common stock, like the holders of GM $1 2/3 par value common stock, have liquidation rights in the equity and assets of GM.

      Calculation of Amount Available for Dividends on GM Class H Common Stock. The financial performance of Hughes determines the earnings per share of GM Class H common stock and the portion of GM’s earnings out of which dividends on the GM Class H common stock may be paid. In order to determine what amount is available to pay dividends on the GM Class H common stock, the following steps are taken:

•	the net income of Hughes is determined for each quarterly accounting period;

•	the net income of Hughes determined for each quarter is divided into amounts allocated to the GM Class H common stock and the GM $1 2/3 par value common stock; and

•	the amount allocated to the GM Class H common stock, which we sometimes refer to as the “available separate consolidated net income of Hughes,” is accumulated from quarter to quarter, together with any surplus attributable to shares of GM Class H common stock issued from time to time, and is reduced by the amount of any dividends actually paid on the GM Class H common stock.

      GM Board of Directors’ Discretion Regarding Payment of Dividends on GM Class H Common Stock. After the amount available to pay dividends on the GM Class H common stock is determined as provided above, the GM board of directors may decide to pay or not pay dividends on the GM Class H common stock in its sole discretion. This discretion is subject to the following restrictions:

•	The holders of GM preferred stock, if any, and GM preference stock, if any, may have a higher priority claim on amounts that would otherwise be available to pay dividends on the GM Class H common stock, to the extent that dividends have been accumulated but not paid on GM’s preferred or preference stock.

•	Under the Delaware General Corporation Law, GM can only pay dividends to the extent that it has surplus— the extent to which the fair market value of GM’s net assets exceeds the amount of GM’s capital— or the extent of GM’s net profits for the then current and/or the preceding fiscal year.

      Due to these restrictions, it is possible that, even though the net income of Hughes is sufficient to permit the payment of a dividend on the GM Class H common stock, payment of a dividend on the GM Class H common stock would not be permitted because of the requirements for the payment of dividends on GM preferred or preference stock or the Delaware law surplus restriction described above.

      Any dividends declared or paid on each class of GM common stock from time to time will reduce the amount available for future payments of dividends on that class. The amount available for dividends on each class also will depend upon any adjustments to GM’s capital or surplus due to repurchases or issuances of shares of that class. In addition, as provided by Delaware law, the GM board of directors may adjust for any reason it deems appropriate the amount of surplus, and therefore the amount available for dividends on each class. Delaware law also permits the board of directors to adjust in the exercise of its business judgment the total amount legally available for the payment of dividends to reflect a re-valuation of GM’s assets and liabilities.

      Within the constraints mentioned above, the GM board of directors can determine, in its sole discretion, the timing of declarations and payments, and the amounts, of dividends on each class of GM common stock. The GM board of directors may, in its sole discretion, declare dividends payable exclusively to the holders of GM $1 2/3 par value common stock, exclusively to the holders of GM Class H common stock, or to the holders of both classes in equal or unequal amounts. The GM board of directors may make its decision notwithstanding the respective amounts of surplus available for dividends to each class, the voting and liquidation rights of each class, the amount of prior dividends declared on each class or any other factor. However, the maximum amount declared as dividends on either class of GM common stock cannot exceed the amount available for dividends on each class of common stock under the GM restated certificate of incorporation. See “— Dividend Policy.”

      GM Class H Dividend Base Adjustments. Under the GM restated certificate of incorporation, the GM board of directors may adjust the denominator of the GM Class H fraction that determines the net income of Hughes attributable to the GM Class H common stock— that is, the GM Class H dividend base, from time to time as the GM board of directors deems appropriate to reflect the following:

•	subdivisions and combinations of the GM Class H common stock and stock dividends payable in shares of GM Class H common stock to holders of GM Class H common stock;

•	the fair market value of contributions of cash or property by GM to Hughes, or of cash or property of GM to or for the benefit of Hughes employees for employee benefit plans or arrangements of GM, Hughes or other GM subsidiaries;

•	the contribution by GM of shares of GM capital stock to or for the benefit of Hughes employees for benefit plans or arrangements of GM, Hughes or other GM subsidiaries;

•	payments by Hughes to GM of amounts applied to the repurchase by GM of shares of GM Class H common stock, so long as the GM board of directors has approved the repurchase and GM applied the payments to the repurchase; and

•	the repurchase by Hughes of shares of GM Class H common stock that are no longer outstanding, so long as the GM board of directors approved the repurchase.

      However, GM’s receipt of the $275 million special cash dividend from Hughes will not affect GM’s retained economic interest in Hughes. Under GM’s restated certificate of incorporation, GM’s retained economic interest in Hughes cannot be adjusted as the result of the payment of a dividend.

      Dividend Policy. The GM board of directors has adopted a policy statement that, among other things, provides that the GM board of directors’ quarterly dividend policy regarding the GM Class H common stock is to declare and pay quarterly dividends on the GM Class H common stock in an amount that will equal the product of the aggregate amount of each quarterly dividend GM receives as a stockholder of Hughes, if any, multiplied by the fraction used to determine the available separate consolidated net income of Hughes at the time the dividend is declared by Hughes. The policy statement expressly provides that GM will pay the quarterly dividend on the GM Class H common stock as soon as practicable after receipt of the corresponding dividend payment from Hughes. For the text of the GM board of directors policy statement, see “— GM Board of Directors Policy Statement.”

      Delaware General Corporation Law and the GM restated certificate of incorporation do not require the GM board of directors to declare dividends on any class of GM common stock. The declaration of any dividend on either class is a matter to be acted upon by the GM board of directors upon the recommendation of GM management. If and to the extent the GM board of directors chooses to declare dividends on either or both of the classes of GM common stock, neither Delaware law nor the GM restated certificate of incorporation requires any proportionate or other fixed relationship between the amount of the dividends declared on the different classes of common stock. The GM board of directors reserves the right to reconsider from time to time its policies and practices regarding dividends on GM common stock and to increase or decrease the dividends paid on GM common stock. The GM board of directors may reconsider such matters on the basis of GM’s consolidated financial position, which includes liquidity and other factors, and, with regard to GM Class H common stock, the earnings and consolidated financial position of Hughes. You may find information regarding GM and its consolidated financial performance, including management’s discussion and analysis of financial condition and results of operations, in the documents incorporated into this document by reference.

      Since the completion of the Hughes restructuring transactions (which included, among other things, a recapitalization of the old GM Class H common stock into the current GM Class H common stock) in late 1997, GM has not paid dividends on the GM Class H common stock. Further, the GM board of directors does not currently expect to pay dividends on the GM Class H common stock in the foreseeable future. Similarly, since that time, Hughes has not paid dividends on its common stock to GM and does not intend to do so in the foreseeable future (except for the $275 million special cash dividend that Hughes will pay to GM in connection with the Hughes split-off). GM currently expects that the future earnings of Hughes will be retained for the development of the business of Hughes.

Voting Rights

      GM’s restated certificate of incorporation entitles holders of GM Class H common stock and GM $1 2/3 par value common stock to a fixed number of votes per share on all matters submitted to GM’s common stockholders for a vote. Except as described below, holders of GM Class H common stock vote together as a single class with the holders of GM $1 2/3 par value common stock based on their respective voting rights described in the GM restated certificate of incorporation. The GM restated certificate of incorporation entitles each share of GM Class H common stock to 0.20 of a vote per share and each share of GM $1 2/3 par value common stock to one vote per share. The number of votes for each share of GM Class H common stock and GM $1 2/3 par value common stock is subject to adjustment as described below at “—Subdivision or Combination.”

      GM Class H common stock votes separately as a class only on any amendment to the GM restated certificate of incorporation that adversely affects the rights, powers or privileges of the GM Class H common stock or changes the par value of the Class H common stock. Any increase or decrease in the number of authorized shares of GM Class H common stock is subject to approval by the holders of a majority of the shares of GM $1 2/3 par value common stock and GM Class H common stock, voting together as a single class based on their respective voting rights, and by the holders of a majority of the GM Class H common stock, voting separately as a class. Neither holders of GM Class H common stock nor holders of GM $1 2/3 par value common stock vote, either as a separate class or together, on any adjustment of the GM Class H dividend base or any other determination made in the calculation of the available separate consolidated net income of Hughes.

Liquidation Rights

      In the event of the liquidation, dissolution or winding up of the business of GM, whether voluntary or involuntary, GM’s restated certificate of incorporation provides that, after the holders of GM preferred stock and GM preference stock receive their full preferential amounts, holders of GM Class H common stock and holders of GM $1 2/3 par value common stock will receive the assets of GM remaining for distribution to GM’s stockholders on a per share basis in proportion to their respective per share liquidation units. Subject to adjustment as described below at “—Subdivision or Combination,” each share of GM Class H common stock has liquidation units equal to its number of votes, that is, 0.20 liquidation units, as described above at “—Voting Rights.” Similarly, each share of GM $1 2/3 par value common stock has one liquidation unit. Holders of the GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM, which include 100% of the stock of Hughes.

Subdivision or Combination

      If GM subdivides or combines the outstanding shares of the GM $1 2/3 par value common stock or the GM Class H common stock, GM will appropriately adjust the voting and liquidation rights of shares of GM Class H common stock relative to GM $1 2/3 par value common stock. In the event that GM issues shares of GM Class H common stock as a dividend on shares of GM $1 2/3 par value common stock, GM will adjust the liquidation rights of the applicable class of common stock so that the relative aggregate liquidation rights of each stockholder would not change as a result of the dividend.

Recapitalization and Certain Other Transactions

      Under GM’s restated certificate of incorporation, all outstanding shares of GM Class H common stock may be recapitalized as shares of GM $1 2/3 par value common stock at any time after December 31, 2002 in the sole discretion of the GM board of directors or automatically, if at any time GM, in one transaction or a series of related transactions, disposes of substantially all of the business of Hughes to a person, entity or group of which GM is not a majority owner. For purposes of the recapitalization provisions of GM’s restated certificate of incorporation, substantially all of the business of Hughes means at least 80% of the business of Hughes, based on the fair market value of the assets, both tangible and intangible, of Hughes as of the time that the proposed transaction is approved by the GM board of directors. No automatic recapitalization will occur on a disposition in connection with the dissolution, liquidation and winding up of GM pursuant to which the net assets of GM are distributed to GM’s common stockholders.

      In the event of any recapitalization, each holder of GM Class H common stock would be entitled to receive shares of GM $1 2/3 par value common stock having a market value as of the date provided in GM’s restated certificate of incorporation equal to 120% of the market value of the holder’s GM Class H common stock. Notwithstanding this provision of GM’s restated certificate of incorporation or the policy statement adopted by the GM board of directors, the GM board of directors may propose to GM’s common stockholders for their approval one or more transactions on terms different than those provided by this provision or by the GM board of directors policy statement. See “— GM Board of Directors Policy Statement.”

      GM would not issue any fractional shares of GM $1 2/3 par value common stock in the recapitalization. Instead of fractional shares, a holder of GM Class H common stock would receive cash equal to the product of the fraction of a share of GM $1 2/3 par value common stock that the holder would otherwise receive multiplied by the average market price per share of the GM $1 2/3 par value common stock on the valuation date, determined as provided in GM’s restated certificate of incorporation.

      In connection with the transactions, GM is proposing to amend Article Fourth of the GM restated certificate of incorporation to expressly provide that the recapitalization provisions described above will not apply to the transactions. As a result, the transactions will not result in a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate.

      The GM board policy statement provides, among other things, that, subject to various exceptions, in the event that Hughes transfers any material assets to GM, the GM board of directors shall declare and pay a dividend or make a distribution to holders of GM Class H common stock. In this event, these holders would receive a portion of the assets or cash or other assets having an equivalent fair value that is not less than the fraction used to determine the available separate consolidated net income of Hughes at the time of the transfer. The GM board policy statement also provides that, subject to various exceptions, in the event that Hughes transfers any material assets to GM’s stockholders, the portion of the assets transferred to the holders of GM Class H common stock will not be less than the fraction used to determine the available separate consolidated net income of Hughes at the time of the transfer.

      The exceptions to the GM board policy statement provisions above include an exception for any transfer for which Hughes receives fair compensation. However, the GM board policy statement provides that GM will not acquire in one transaction or a series of related transactions a significant portion— that is, more than 33% of the business of Hughes for compensation without receiving the consent of the holders of a majority of the outstanding shares of GM Class H common stock, voting as a separate class, and GM $1 2/3 par value common stock, voting as a separate class.

      The completion of the transactions will not result in the distribution of a portion of the Hughes $275 million special cash dividend distribution to GM Class H common stockholders in accordance with the GM Class H fraction as is currently provided for under certain circumstances pursuant to the GM board policy statement. By approving the proposals relating to the transactions being submitted to GM common stockholders pursuant to GM’s consent solicitation, GM common stockholders will be approving and consenting to an asset transfer consisting of the $275 million special cash dividend from Hughes to GM, as contemplated by the terms of the GM board policy statement. See “— GM Board of Directors Policy Statement.”

Redemption

      In connection with the transactions, GM is proposing to amend Article Fourth of the GM restated certificate of incorporation such that all of the outstanding GM Class H common stock may be redeemed in exchange for shares of Hughes common stock, on a one- share- for- one- share basis, in the Hughes split- off share exchange. Pursuant to the proposed amendment to Article Fourth of the GM restated certificate of incorporation, the GM Class H common stock would be redeemable in a manner such that the number of shares of Hughes common stock to be exchanged for GM Class H common stock would appropriately reflect the portion of the available separate consolidated net income of Hughes that is attributed to the GM Class H common stock outstanding at such time.

      Pursuant to the proposed amendment to Article Fourth of the GM restated certificate of incorporation, if the redemption occurs after the record date for the payment of a dividend or other distribution with respect to the GM Class H common stock, but before the payment of the dividend or other distribution, the holders of GM Class H common stock on the record date will be entitled to receive the dividend or other distribution on the date set for payment of the dividend or other distribution.

      After the GM board of directors determines to redeem the GM Class H common stock, GM will give notice of the redemption as it deems appropriate to the GM Class H common stockholders. The redemption notice will state the effective time of the redemption and any other terms of the redemption. The redemption will be contingent on the simultaneous completion of the GM/News stock sale. The redemption may be made contingent on the occurrence of any other specified event and the effective time of the redemption may be fixed by the GM board of directors with reference to such other specified event. The failure of GM to provide the notice of the redemption to any holder of GM Class H common stock or any defect in the redemption notice, however, will not affect the sufficiency of the redemption notice with respect to any holders of GM Class H common stock or the validity of the redemption contemplated by the redemption notice.

      Upon the completion of the redemption, all shares of GM Class H common stock will cease to be outstanding and will automatically be cancelled. Further, each holder of a certificate representing shares of GM Class H common stock, or other evidence of ownership, will no longer have any rights with respect to such shares of GM Class H common stock, except for the right to receive shares of Hughes common stock and the right to dividends as described above.

      We anticipate that the News stock acquisition will occur immediately after the simultaneous completion of the redemption and the GM/News stock sale. However, under the extremely remote circumstances in which the News stock acquisition does not occur reasonably promptly after the redemption and the GM/News stock sale, then, effective as of a date set by the GM board of directors and the Hughes board of directors, holders of GM Class H common stock certificates will not be entitled to receive any dividends or other distributions with respect to their shares of Hughes common stock until they surrender their GM Class H common stock certificates.

Diverging Interests of GM Common Stockholders

      The existence of two classes of common stock with separate dividend rights can give rise to potential divergences among the interests of the holders of the two classes of GM common stock concerning various intercompany transactions and other matters. The laws of Delaware govern the duties of the GM board of directors with respect to these divergences. Under Delaware General Corporation Law, the GM board of directors owes fiduciary duties to all holders of GM common stock, regardless of class, and must act with due care and on an informed basis in the best interests of GM and all its common stockholders, regardless of class. In this regard, the GM board of directors, in the discharge of its fiduciary duties, principally through the GM capital stock committee, oversees the policies, programs and practices of GM that may impact the potentially divergent interests of the two classes of GM common stock. The GM capital stock committee is comprised entirely of independent directors of GM.

      The GM by- laws currently provide that the GM capital stock committee of the GM board of directors is responsible for reviewing the policies and practices of GM with respect to matters in which the two classes of GM common stockholders may have divergent interests, particularly as they relate to:

•	the business and financial relationships between GM and any of its units and Hughes;

•	dividends in respect of, disclosures to stockholders and the public concerning, and transactions by GM or any of its subsidiaries in, shares of GM Class H common stock; and

•	any matters arising concerning these items;

all to the extent the GM capital stock committee may deem appropriate. The GM capital stock committee may also recommend changes in policies, programs and practices as it may deem appropriate.

      The GM capital stock committee’s principal role is not to make decisions concerning matters referred to its attention, but rather to oversee the process by which decisions concerning these matters are made. The GM capital stock committee conducts its oversight with a view toward, among other things, assuring a process of fair dealing between GM and Hughes as well as fair consideration of the interests of all of GM’s common stockholders in the resolution of these matters.

GM Board of Directors Policy Statement

      In connection with its determination of the terms of the GM Class H common stock at the time of the Hughes restructuring transactions in December 1997, the GM board of directors adopted a policy statement concerning GM’s dual-class common stock structure.

      This policy statement may be modified, rescinded or interpreted at any time and from time to time by the GM board of directors. Also, notwithstanding the policy statement or the provisions concerning recapitalization of the GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate as provided under certain circumstances in GM’s restated certificate of incorporation, the GM board of directors may propose to GM’s common stockholders for their approval one or more transactions on terms different than those provided for by such provisions or by this policy statement which would not involve such a recapitalization. The policy statement is set forth below in its entirety. Terms which are defined in the GM board of directors policy statement do not apply to the rest of this document.

GM Board Policy Statement Regarding Certain Capital Stock Matters

      (A) General Policy. It is the policy of the Board of Directors of General Motors Corporation (the “GM Board”):

(1) that all material matters as to which the holders of the two classes of GM common stock may have potentially divergent interests shall be resolved in a manner which the GM Board determines to be in the best interests of General Motors Corporation and all of its common stockholders after giving fair consideration to the potentially divergent interests and all other relevant interests of the holders of the separate classes of GM common stock; and

(2) that a process of fair dealing shall govern the relationship between GM and HEC and the means by which the terms of any material transaction between them shall be determined.

      (B) Additional Matters. In relation to the foregoing policy, it is the further policy of the GM Board that:

(1) Quarterly Dividends.

(a) In contemplation of the GM Board’s duty periodically to consider an appropriate dividend policy and practice in relation to Class H Common Stock and its expectation that the Board of Directors of HEC (the “HEC Board”) shall, at least annually, consider and determine a quarterly dividend policy with respect to the common stock of HEC (100% of which is held by GM), the GM Board shall, at least annually, determine a quarterly dividend policy with respect to the Class H Common Stock.

(b) The quarterly dividend policy of the GM Board with respect to the Class H Common Stock shall be to declare and pay quarterly dividends on the Class H Common Stock in an amount equal to the product of (i) the aggregate amount of each quarterly dividend received by GM as a stockholder of HEC, if any, multiplied by (ii) the fraction used to determine the Available Separate Consolidated Net Income of Hughes (as such term is used in GM’s Restated Certificate of Incorporation, as amended) at the time such dividend was declared by HEC.

(c) GM’s payment of a quarterly dividend on the Class H Common Stock shall be made as soon as practicable after receipt of the corresponding dividend payment from HEC.

(2) Principles Governing Dividends and Distributions Other Than Quarterly Dividends.

(a) Except as provided in paragraph (B)(2)(b) below, in the event that HEC directly or indirectly makes any transfer of material assets to GM or to GM’s stockholders:

(i) Transfers of HEC Assets to GM. If such transfer of assets by HEC is to GM, the GM Board shall as soon thereafter as practicable declare and pay a dividend or make other provision with respect to a distribution on the Class H Common Stock so that there shall be distributed to the holders of Class H Common Stock a portion of such assets transferred to GM that is not less than the fraction used to determine the Available Separate Consolidated Net Income of Hughes at the time of such transfer to GM; provided that, if the GM Board determines that it is not reasonably practicable or not in the best interests of the holders of Class H Common Stock for GM to distribute any such assets to the holders of Class H Common Stock, GM shall distribute to such holders cash or other noncash assets having an equivalent fair value; and

(ii) Transfers of HEC Assets to GM’s Stockholders. If such transfer of assets by HEC is to GM’s stockholders, the portion of such assets transferred to the holders of Class H Common Stock shall be not less than the fraction used to determine the Available Separate Consolidated Net Income of Hughes at the time of such transfer.

(b) Exceptions to Foregoing Principles. The provisions of paragraph (B)(2)(a) above shall not apply to any of the following asset transfers:

(i) any transfer that results in the recapitalization of Class H Common Stock into $1 2/3 Par Value Common Stock pursuant to the provisions of paragraph (c) of Division I of Article Fourth of GM’s Restated Certificate of Incorporation, as amended;

(ii) any transfer that is made pursuant to the quarterly dividend policy described in paragraph (B)(1) above;

(iii) any transfer that is made in the ordinary course of HEC’s business;

(iv) any transfer for which HEC shall have received fair compensation as determined pursuant to this policy as described in paragraph (A) above, provided that, where required by paragraph (B)(3) below, stockholder consent to such transfer shall have been received; and

(v) any transfer which shall have received the consent of the holders of a majority of the outstanding shares of Class H Common Stock, voting as a separate class, and $1 2/3 Par Value Common Stock, voting as a separate class.

(3) Separate Class Votes of GM’s Stockholders as a Condition to GM’s Acquisition of a Significant Portion of HEC Assets. GM shall not acquire in one transaction or a series of related transactions a significant portion of the business of HEC for compensation without receiving the consent of the holders of a majority of the outstanding shares of Class H common stock, voting as a separate class, and $1 2/3 Par Value Common Stock, voting as a separate class. For purposes of this paragraph, “significant portion of the business of HEC” shall mean more than 33% of the business of HEC, based on the fair market value of the assets, both tangible and intangible, of HEC as of the time that the proposed transaction is approved by the GM Board.

(4) Basis for Commercial Transactions Between GM and HEC. GM and HEC shall operate on the principle that all material commercial transactions between them shall be based on commercially reasonable terms.

      (C) Meaning of “GM” and “HEC” Within This Policy. For purposes of this policy, “GM” shall mean General Motors Corporation and its affiliates (other than HEC), and “HEC” shall mean Hughes Electronics Corporation, including any person controlled by Hughes Electronics Corporation.

      (D) Role of Capital Stock Committee Relating to This Policy. The Capital Stock Committee of the GM Board shall oversee the implementation of, and shall have authority to interpret, this policy.

      (E) Delegation. In administering this policy, the GM Board may, at its option, delegate its authority, including to the Capital Stock Committee, and may delegate to members of management the authority to implement any matter pursuant to this policy.

      (F) Fiduciary Obligations. In making any and all determinations in connection with this policy, either directly or by appropriate delegation of authority, the GM Board shall act in its fiduciary capacity and pursuant to legal guidance concerning its obligations under applicable law.

      (G) GM Board May Make Future Proposals to Stockholders for Recapitalization Transactions Which Would Be on Terms Different from Those in GM’s Current Restated Certificate of Incorporation, as Amended. Consistent with the terms of both GM’s Restated Certificate of Incorporation, as amended, and Delaware General Corporation Law, the GM Board may, in the future, propose recapitalization transactions to GM stockholders on terms different from those provided for under GM’s Restated Certificate of Incorporation, as amended. (Such alternative proposals were utilized by GM’s Board of Directors in connection with the split- off of Electronic Data Systems Corporation in 1996 and the spin-off of the defense electronics business of HEC in 1997.)

      (H) Interpretation, Amendments and Modifications of This Policy. This policy may at any time and from time to time be modified, rescinded and interpreted by the GM Board, and the GM Board may adopt additional or other policies or make exceptions with respect to the application of this policy in connection with particular facts and circumstances, all as the GM Board may determine, consistent with its fiduciary duties to General Motors Corporation and all of its common stockholders, to be in the best interests of General Motors Corporation and all of its common stockholders, and any such action may be taken with or without the approval of the stockholders of General Motors Corporation.

* * * * *

      The completion of the transactions will not result in the distribution of a portion of the $275 million special cash dividend from Hughes to GM to GM Class H common stockholders in accordance with their tracking stock interest in Hughes pursuant to the GM board policy statement. By approving the proposals relating to the transactions being proposed to GM common stockholders pursuant to GM’s consent solicitation, GM $1 2/3 par value common stockholders and GM Class H common stockholders will be approving and consenting to an asset transfer from Hughes to GM consisting of the $275 million special cash dividend from Hughes to GM in accordance with paragraph (B)(2)(b)(v) of the GM board policy statement. Accordingly, the provisions in paragraph (B)(2) of the GM board policy statement requiring the distribution of an asset transfer from Hughes to GM to GM Class H common stockholders in accordance with the GM Class H fraction will not apply to the Hughes $275 million special cash dividend in connection with the Hughes split- off.

HUGHES CAPITAL STOCK

      The following descriptions of Hughes capital stock are summaries and do not purport to be complete. The descriptions reflect the Hughes capital structure that will exist upon the consummation of the transactions. These descriptions are qualified in their entirety by reference to the forms of the Hughes amended and restated certificate of incorporation, which we sometimes refer to as the “new Hughes certificate of incorporation,” and the Hughes amended and restated by-laws, which we sometimes refer to as the “new Hughes by-laws,” which are more detailed than the information provided below. Copies of the new Hughes certificate of incorporation and the new Hughes by-laws that will be in effect upon the completion of the transactions are attached to this document as Appendix C and Appendix D, respectively.

Authorized Capital Stock

      Under the new Hughes certificate of incorporation the authorized capital stock of Hughes will consist of:

•	common stock, par value $0.01 per share;

•	Class B common stock, par value $0.01 per share;

•	Excess stock, par value $0.01 per share; and

•	Preferred stock, par value $0.01 per share.

None of the classes of common stock will be a tracking stock.

Common Stock

      Each share of Hughes common stock will entitle the holder to one vote on all matters submitted to stockholders for their approval. Subject to the preferential rights of any outstanding series of Hughes preferred stock, the holders of Hughes common stock are entitled to such dividends as may be declared from time to time by the Hughes board of directors from legally available funds and are entitled, after payment of all prior claims, to receive pro rata all of Hughes’ assets upon a liquidation. Holders of Hughes common stock have no redemption, conversion or preemptive rights.

Class B Common Stock

      Immediately after the completion of the merger that will implement the News stock acquisition, each share of Hughes Class B common stock outstanding will be automatically converted into one share of Hughes common stock. Upon the completion of the merger and the conversion of the Hughes Class B common stock into Hughes common stock, there will be no shares of Hughes Class B common stock outstanding.

Preferred Stock

      The Hughes board of directors will be empowered to issue from time to time shares of Hughes preferred stock in one or more series. In connection with the creation of any series of Hughes preferred stock, the Hughes board of directors will be empowered to determine and fix the number of shares of such series, the voting powers, full or limited, or no voting powers, and the designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including dividend rights, special voting rights, conversion rights, redemption privileges, and liquidation preferences, as shall be stated and expressed in the resolutions of the Hughes board of directors with respect to the creation of such series, all to the fullest extent permitted by the Delaware General Corporation Law. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of Hughes by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Hughes’ management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of Hughes without any further action by Hughes’ stockholders.

Classified Board; Removal of Directors

      The Hughes board of directors initially will be divided into three classes, with one class having three directors and two classes having four directors, serving staggered terms. Initially, one class of directors will have a term ending at the first Hughes annual meeting after the completion of the transactions, one class of directors will have a term ending at the second Hughes annual meeting after the completion of the transactions and one class of directors will have a term ending at the third Hughes annual meeting after the completion of the transactions.

      A director of Hughes may be removed only for cause. Additionally, no director may be removed without the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of Hughes capital stock entitled to vote for the election of directors, voting as a single class.

Restrictions on Ownership; Conversion into Excess Stock

Ownership Limitations

      The new Hughes certificate of incorporation will contain restrictions on the transfer of Hughes capital stock during the first year after completion of the transactions. These provisions are designed to protect Hughes and its stockholders from, among other things:

•	liability for potential adverse tax effects that could result in the event that the distribution of Hughes common stock in the Hughes split-off share exchange is taxable to GM; and

•	the potential adverse impact of third-party attempts to gain control of Hughes at a time when News Corporation and its affiliates, in order to preserve the tax-free status of the Hughes split-off share exchange, may be prohibited or substantially delayed in their ability to acquire additional Hughes capital stock and, as a result, not be in a position to defend against a third party attempting to gain control, possibly provide greater consideration to Hughes’ common stockholders or cause any third party to offer greater consideration than would otherwise be the case.

      The excess stock provision of the new Hughes certificate of incorporation will provide that, subject to certain exceptions, during the first year after completion of the transactions, no person may acquire, actually or constructively by virtue of certain of the attribution provisions of the Code, any shares of Hughes capital stock which would cause such person to own, actually or constructively, 10% or more of any class of Hughes capital stock. This restriction will not apply to News Corporation’s acquisition of 34% of Hughes in the transactions but will prevent News Corporation (and other persons treated as related to News Corporation under the new Hughes certificate of incorporation) from acquiring additional shares of Hughes capital stock for one year after completion of the transactions. They may not, however, acquire any additional shares, actually or constructively by virtue of certain of the attribution provisions of the Code, during the one-year period after completion of the transactions. We sometimes refer to the entities from whom ownership of Hughes capital stock would be attributed to News Corporation as “News Corporation’s tax-related parties.” Under the attribution rules of the Code, a corporation or other entity could become a News Corporation tax-related party by reason of an investment by News Corporation in such corporation or entity irrespective of the size of such investment. If during the first year after completion of the transactions News Corporation were to invest in a corporation or other entity that owned shares of Hughes common stock, such shares could be converted into excess stock as a result of News Corporation’s investment.

      The excess stock provision was included in the new Hughes certificate of incorporation in order to induce News Corporation to enter into the agreements relating to the transactions since, during the negotiation of the transaction agreements, News Corporation informed GM and Hughes that it was not willing to agree to the transactions unless the transaction agreements prohibited third parties from acquiring substantial blocks of Hughes capital stock during the period that News Corporation was contractually prohibited from acquiring additional shares of Hughes capital stock.

Remedies

      During the first year after completion of the transactions, if any person acquires Hughes capital stock in excess of the 10% ownership limit described above, or if News Corporation or News Corporation’s tax-related parties acquire any additional shares of Hughes capital stock, that acquisition will be null and void to the intended holder, the intended holder will have no rights to the stock and the acquired shares will constitute excess shares. At the closing of the transactions, Hughes will create a trust for the exclusive benefit of a charitable beneficiary. The trustee of the trust will be designated by the audit committee of Hughes’ board of directors and will not be affiliated with Hughes or the intended holder. Excess shares will be transferred to the trustee of the trust for the exclusive benefit of the charitable beneficiary, until such time as the excess shares are transferred to a person whose ownership will not violate the restrictions on ownership. While the excess shares are held in trust, distributions on the shares will be paid to the trust for the benefit of the charitable beneficiary. The excess shares will have no voting rights other than class voting rights provided under the Delaware General Corporation Law. To the extent the excess shares are entitled to voting rights, they may only be voted by the trustee.

      The excess shares will be sold by the trustee for cash to a transferee whose ownership would not violate the restrictions described above. After the sale to a permitted transferee, the excess shares will be automatically converted into the same type of Hughes capital stock as they were before they were converted into excess shares. The intended holder who originally acquired the shares in violation of the restrictions described above will receive proceeds from the sale of the excess shares equal to the lesser of:

•	the price paid by the intended holder for the excess shares, or, if no consideration was paid, the fair market value on the day of the event causing the excess shares to be held in trust; and

•	the price received from the sale or other disposition of the excess shares held in trust.

Any proceeds in excess of the amount payable to the intended holder will be paid to the charitable beneficiary.

      In addition, the excess shares held in trust are subject to purchase by Hughes for a 30 day period at a purchase price equal to the price paid by the intended holder for the excess shares, or, if no consideration was paid, the fair market value on the day of the event causing the excess shares to be held in trust. For these purposes, the new Hughes certificate of incorporation defines fair market value as:

•	the volume weighted average closing price on the NYSE, other national securities exchange or on the Nasdaq National Market, as applicable, of the relevant class of Hughes capital stock on the five trading days immediately preceding and ending on the date of determination;

•	if such class of Hughes capital stock is not then traded over any national securities exchange or quoted on the Nasdaq National Market, but a regular, active public market exists for the security, the average closing price of the daily bid and ask quotations in the over-the-counter market for the security for the five trading days immediately preceding and ending on the date of determination; or

•	if such class of Hughes capital stock is not then traded over any national securities exchange or quoted on the Nasdaq National Market, and there is no regular, active public market for the security, the price determined in good faith by the Hughes board of directors as the fair market value on the date of determination.

      The intended holder of excess shares will cease to be entitled to distributions (other than liquidating distributions), voting rights or any other benefits with respect to the excess shares except the right to payment on the transfer of the excess shares as described above. Any dividend or distribution paid to an intended holder on excess shares must be repaid to Hughes upon demand, and Hughes will pay any such amounts to the trust for the benefit of the charitable beneficiary.

Waivers

      These ownership restrictions may not be waived by the Hughes board of directors except in the event of an inadvertent violation of the provisions. Any waiver must be conditioned upon the intended holder promptly disposing of a sufficient number of shares that cures the violation.

Miscellaneous

      All certificates representing Hughes capital stock will bear a legend referring to the restrictions described above.

      The ownership provisions described above could have the effect of delaying, deferring or preventing a change in control of Hughes during the first year after the completion of the transactions. That could deter potential acquirors from making an offer to stockholders of Hughes and limit any opportunity to realize premiums over prevailing market prices for Hughes common stock in connection therewith.

Standstill

      Upon the completion of the merger, 34% of the outstanding shares of Hughes common stock will be held initially by a subsidiary of News Corporation. The new Hughes certificate of incorporation will prohibit the News group, which includes News Corporation, its subsidiaries, Cruden Investments Pty. Limited, Mr. Murdoch, certain persons that are related to Mr. Murdoch and certain trusts for the benefit of Mr. Murdoch, from collectively owning 50% or more of Hughes’ outstanding voting securities. This prohibition does not apply if:

•	any member of the News group commences a tender or exchange offer for all of Hughes’ outstanding voting securities or enters into an agreement to acquire all of such voting securities pursuant to a merger or other business combination transaction with Hughes;

•	the News group acquires shares in a transaction that is approved by an affirmative vote of a majority of the independent directors of the Hughes board of directors; or

•	a person that is not affiliated with any member of the News group acquires, or has announced its intention to acquire, 25% or more of Hughes’ outstanding voting securities or has announced its intention to effect a merger or other business combination transaction with Hughes as a result of which such party would become the beneficial owner of 25% or more of the outstanding voting securities of the corporation surviving the merger or business combination, which merger or other business combination has been approved by the Hughes board of directors.

      This standstill provision will cease to apply if:

•	a majority of the independent directors of the Hughes board of directors so determines;

•	the News group acquires 50% or more of Hughes’ outstanding voting securities in a tender or exchange offer, merger, business combination transaction or other transaction under the circumstances described in the first two bullets above;

•	the News group acquires 80% or more of Hughes’ outstanding voting securities; or

•	any of Mr. Murdoch, Mr. Carey, Mr. Chernin or Mr. DeVoe (or any of their successors specified by a majority of these four directors or their successors) is not nominated by the nominating/ corporate governance committee for election to the Hughes board of directors at any annual or special meeting of stockholders where such director’s class of directors is up for election, or ceases to be a director between stockholder meetings and the nominating/ corporate governance committee of the Hughes board of directors fails to appoint as a director to fill the vacancy a person that was specified by a majority of these four directors (or their successors), unless, at such time:

-	the News group owns, in the aggregate, less than 17% of Hughes’ outstanding voting securities; or

-	the wholly owned subsidiary of News Corporation that acquires the Hughes common stock at the completion of the transactions has disposed of, in the aggregate, 25% or more of the securities acquired in the GM/News stock sale and the News stock acquisition.

      The foregoing provisions of the new Hughes certificate of incorporation and by-laws, including the excess stock provision, could have the following effects, among others:

•	delaying, deferring or preventing a change in control of Hughes;

•	delaying, deferring or preventing the removal of existing management;

•	deterring potential acquirors from making an offer to the stockholders of Hughes; and

•	limiting any opportunity to realize premiums over prevailing market prices for Hughes common stock in connection with offers from potential acquirors.

      This could be the case notwithstanding that a majority of Hughes’ stockholders might benefit from such a change in control or offer.

Stock Exchange Listing

      Application has been made to list the Hughes common stock on the NYSE under the trading symbol “HS.” The Hughes Class B common stock will not be listed on a stock exchange and will not be outstanding after the transactions.

Book Entry; Uncertificated Shares

      The Hughes common stock will be issued initially in book-entry form through the direct registration system. Under this system, unless a Hughes common stockholder requests a physical stock certificate, ownership of Hughes common stock is reflected in account statements periodically distributed to Hughes common stockholders by Hughes’ transfer agent, who will hold the book-entry shares on behalf of Hughes common stockholders. However, any holder of Hughes common stock who wishes to receive a physical stock certificate evidencing his or her shares of Hughes common stock may at any time obtain a stock certificate at no charge by contacting Hughes’ transfer agent.

Transfer Agent and Registrar

      EquiServe Trust Company, N.A. will serve as the transfer agent and registrar for the Hughes common stock. The transfer agent for Hughes may be contacted as follows:

EquiServe Trust Company, N.A.

P.O. Box 43010
Providence, Rhode Island 02940
Telephone: (877) 498-8904

NEWS CORPORATION CAPITAL STOCK

General

      News Corporation currently has two types of shares outstanding: (1) Preferred Ordinary Shares, and (2) Ordinary Shares. Holders of the Preferred Ordinary Shares have no voting rights except in limited circumstances while holders of the Ordinary Shares have full voting rights as described below at “—Preferred Ordinary Shares— Voting.”

      News Corporation also has outstanding News Corporation Preferred ADSs, each of which represents four Preferred Ordinary Shares. The News Corporation Preferred ADSs are listed on the NYSE and traded under the symbol “NWS.A.” In accordance with the rules of the NYSE, the Preferred Ordinary Shares also are listed on the NYSE solely in connection with the listing of the News Corporation Preferred ADSs, but without the ability to trade.

      News Corporation also has outstanding News Corporation Ordinary ADSs, each of which represents four Ordinary Shares. The News Corporation Ordinary ADSs are listed on the NYSE and traded under the symbol “NWS.” In accordance with the rules of the NYSE, the Ordinary Shares also are listed on the NYSE solely in connection with the listing of the News Corporation Ordinary ADSs, but without the ability to trade.

Preferred ADSs

      The News Corporation Preferred ADSs will be issued under the amended and restated deposit agreement (which we sometimes refer to as the “deposit agreement”), dated as of December 3, 1996, as amended by the letter agreement dated as of December 17, 2001, between News Corporation, Citibank, N.A., as depositary, and the holders from time to time of the News Corporation Preferred ADSs. The following is a summary of the material provisions of that agreement. This summary is not intended to be complete and is qualified in its entirety by reference to the deposit agreement and the letter agreement. Copies of the deposit agreement and the letter agreement are available for inspection at the office of the depositary, located at 111 Wall Street, 20th Floor, New York, New York 10043.

American Depositary Receipts

      American Depositary Receipts (which we sometimes refer to as “Preferred ADRs”) representing News Corporation Preferred ADSs are issuable by the depositary under the deposit agreement. Each Preferred ADR evidences a specified number of News Corporation Preferred ADSs deposited with the depositary’s custodian, Citicorp Nominees Pty Ltd., located in Melbourne, Australia or its successors or any other firms or corporations appointed as custodians by the depositary. A Preferred ADR may represent any number of News Corporation Preferred ADSs.

Deposit and Withdrawal of Shares

      Upon deposit with the custodian of:

•	certificates for Preferred Ordinary Shares or evidence of rights to receive such shares endorsed or accompanied by any appropriate instruments of transfer; and

•	such certifications and payments as may be required by the custodian or the depositary,

the depositary agrees to execute and deliver at its office to, or upon the written order of, the person or persons specified by the depositor, a Preferred ADR or Preferred ADRs for the number of Preferred Ordinary Shares issuable in respect of such deposit.

      Each holder of a Preferred ADR is entitled to withdraw the underlying Preferred Ordinary Shares at any time. This right to withdraw is not restricted in any manner, subject only to:

•	temporary delays caused by the closing transfer books of the depositary or News Corporation or the deposit of Preferred Ordinary Shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; and

•	compliance with any laws or governmental regulations relating to Preferred ADRs or to the withdrawal of deposited securities.

      Upon surrendering a Preferred ADR at the depositary’s office, the holder of the Preferred ADR is entitled to delivery, at that office or at the custodian’s office in Melbourne, Australia, of the Preferred Ordinary Shares and any other documents of title at the time represented by the surrendered Preferred ADR. However, the entitlement to delivery is subject to the payment of the fees and charges provided in the deposit agreement, as applicable, and the terms of that agreement. The forwarding of share certificates and other documents of title for delivery at the depositary’s office, in New York, New York will be at the risk and expense of the Preferred ADR holder.

      The depositary may issue Preferred ADRs against rights to receive Preferred Ordinary Shares from:

•	News Corporation;

•	any agent of News Corporation; or

•	any other entity involved in ownership or transaction records in respect of the Preferred Ordinary Shares.

      The depositary will not issue Preferred ADRs against any other rights to receive Preferred Ordinary Shares unless:

•	such Preferred ADRs are fully collateralized (marked-to-market daily) with cash or U.S. government securities, or other collateral of comparable safety and liquidity;

•	the applicant for such Preferred ADRs represents in writing that it, or its customer, owns such Preferred Ordinary Shares or Preferred ADRs before the issuance of such Preferred ADRs or such evidence of ownership as the depositary deems appropriate; and will hold them in trust for the depositary until delivery upon the depositary’s request; and

•	such issuance shall be terminable by the depositary on not more than five business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate.

      Additionally, the depositary intends that the number of Preferred ADRs issued by it prior to the receipt of Preferred Ordinary Shares and outstanding at any one time generally will not exceed 30% of the News Corporation Preferred ADSs issued by the depositary with respect to which Preferred Ordinary Shares are on deposit with the depositary or custodian. However, the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary will set limits with respect to the number of Preferred ADRs and Preferred Ordinary Shares involved in transactions under these provisions on a case-by-case basis. The depositary or the custodian may deliver Preferred Ordinary Shares only in accordance with the deposit agreement.

Voting Deposited Securities

      If the depositary receives any notice of any meeting or solicitation of consents or proxies of holders of Preferred Ordinary Shares or other deposited securities, the depositary will:

•	as soon as practicable, fix a record date for determining the Preferred ADR holders entitled to give instructions for the exercise of voting rights or the grant of proxies or consents, as provided in the deposit agreement; and

•	mail to such holders a notice containing:

–	the information contained in the notice of meeting and solicitation materials, if any;

–	a statement that such holders at the close of business on a specified record date will be entitled, subject to applicable law, News Corporation’s constitution and the provisions of the deposited securities, to instruct the depositary as to the exercise of the voting rights (if any) pertaining to the Preferred Ordinary Shares and other deposited securities represented thereby; and

–	a brief statement as to the manner in which such instructions may be given.

      If the depositary receives a written request of a Preferred ADR holder on such record date, on or before the date established by the depositary for such purpose, it shall endeavor, insofar as practicable and permitted under applicable law, News Corporation’s constitution and the provisions of the deposited securities, to vote or cause to be voted the amount of Preferred Ordinary Shares or other deposited securities represented by such News Corporation Preferred ADSs, in accordance with the instructions set out in the request. Other than in accordance with instructions received from holders, the depositary will not itself exercise any voting discretion over any News Corporation Preferred ADSs or other deposited securities evidenced by a Preferred ADR.

Dividends, Other Distributions and Rights

      Whenever the depositary receives any cash dividend or other cash distribution on the deposited securities, the depositary or the custodian will, subject to the provisions of the deposit agreement:

•	convert on a reasonable basis such dividend or distribution without unreasonable delay into U.S. dollars; and

•	distribute the converted amounts to the record holders entitled to such dividend or distribution, in proportion to the number of News Corporation Preferred ADSs representing such deposited securities held by it, provided, however, that the amount distributed will be reduced by any amounts required to be withheld by News Corporation, the custodian or the depositary on account of taxes.

      The depositary will either:

•	distribute the non-U.S. dollar currency received by the depositary to the then Preferred ADR holders entitled to the dividend or distribution; or

•	hold such non-U.S. dollar currency for the respective accounts of such persons, without liability for interest, and distribute to them an appropriate document or notice evidencing their rights to receive such currency, if:

-	the depositary determines that non-U.S. dollar amounts may not be converted on a reasonable basis into the U.S. dollars transferable to the United States;

-	any approval or license of any government or agency, which is required for such conversion, is denied or, in the depositary’s opinion, is unobtainable; or

-	any such approval or license is not obtained within a reasonable period as determined by the depositary.

      If any distribution consists of a dividend in Preferred Ordinary Shares or a free distribution of such shares, the depositary may in its discretion, upon prior consultation with and the approval of News Corporation, distribute to the Preferred ADR holders entitled to the dividend or distribution additional Preferred ADRs representing the aggregate number of Preferred Ordinary Shares received, subject to the terms of the deposit agreement. The depositary must distribute such additional Preferred ADRs if News Corporation so requests. In lieu of delivering Preferred ADRs for fractional News Corporation Preferred ADSs in any such case, the depositary may sell the number of Preferred Ordinary Shares represented by the aggregate of such fractions at public or private sale, at such place or places and upon such terms as it may deem proper, and distribute the net proceeds of any such sale, all in the manner and subject to the conditions described in the deposit agreement.

      Whenever the depositary or the custodian receives any distribution other than cash or Preferred Ordinary Shares or rights upon any deposited securities, the depositary will, upon consultation with News Corporation, distribute without unreasonable delay to the Preferred ADR holders entitled to the distribution such securities or property in any manner that the depositary, after consultation with News Corporation if practicable, may deem equitable and practicable for accomplishing such distribution. If:

•	in the depositary’s opinion, such distribution cannot be made to the Preferred ADR holders entitled to the distribution; or

•	for any other reason (such as any requirement (1) that News Corporation, the depositary or the custodian withhold an amount on account of taxes, or other governmental charges, (2) under any applicable securities or exchange control regulations or law, or (3) that such securities must be registered under the Securities Act or other law in order to be distributed to holders of Preferred ADRs), the depositary, after consultation with News Corporation if practicable, deems such distribution to be unfeasible, the depositary may adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received, or any part thereof, at such place or places and upon such terms as it may deem proper or in accordance with applicable law. The net proceeds of any such sale will be distributed by the depositary to the Preferred ADR holders so entitled as in the case of a distribution received in cash.

      If News Corporation offers, or causes to be offered, to the holders of any deposited securities any rights to purchase additional Preferred Ordinary Shares or any other rights, such rights shall be made available by the depositary to the Preferred ADR holders in such manner as the depositary may determine, either:

•	by the issue to the record holders so entitled of warrants or other instruments representing such rights; or

•	by such other method as the depositary deems feasible, after consultation with News Corporation,

provided, however, that:

•	if at the time of the offering of any rights, the depositary determines that it is unlawful or not feasible to make such rights available to Preferred ADR holders by the issue of warrants or otherwise; or

•	if the rights, warrants or other instruments are not exercised and appear to be about to lapse,

the depositary in its discretion may, in accordance with applicable law, sell such rights, warrants or other instruments at public or private sale, at such place or places and upon such terms as it may deem proper. The net proceeds of such sale will be distributed to the extent practicable to the Preferred ADR holders so entitled as in the case of a distribution received in cash. Disposal of rights in accordance with this paragraph may reduce the equity interest of the Preferred ADR holders in News Corporation.

      If registration under the Securities Act of the securities to which any rights relate is required in order for News Corporation to offer such rights to Preferred ADR holders and sell the securities represented by such rights, the depositary will not offer such rights to the Preferred ADR holders:

•	unless and until such a registration statement is in effect; or

•	unless the offering and sale of such securities to such Preferred ADR holders are exempt from registration under the provisions of the Securities Act.

If such rights are offered, the depositary may dispose of such rights in accordance with the preceding paragraph. News Corporation will, in connection with any offer of such rights, use reasonable efforts to make such rights generally transferable or consent to the transfer of such rights by foreign investors not resident in Australia.

Fixing Record Dates

      Whenever:

•	the depositary receives notice of the fixing of a record date by News Corporation for the determination of holders of News Corporation’s Preferred Ordinary Shares or other deposited securities entitled to receive any cash dividend, cash or non-cash distribution, or any rights to be issued with respect to the Preferred Ordinary Shares or other deposited securities;

•	the depositary receives notice of any meeting of holders of the Preferred Ordinary Shares or other deposited securities; or

•	upon such other circumstances as are specified in the deposit agreement,

the depositary will, after consultation with News Corporation if practicable, fix a record date (which, where applicable, will be as close as practicable to the date corresponding to the record date fixed by News Corporation in respect of the Preferred Ordinary Shares) for determining the Preferred ADR holders who will be entitled to:

•	receive such dividend, distribution or rights, or the net proceeds of the sale thereof; or

•	to give instructions for the exercise of voting rights at any such meeting or to take such other action.

      Subject to the provisions of the deposit agreement, the record Preferred ADR holders at the close of business on the record date fixed by the depositary will be entitled to:

•	receive the amount distributable by the depositary with respect to such dividend or distribution or rights or the net proceeds of the sale thereof; or

•	give voting instructions for the exercise of such voting rights, in proportion to the number of News Corporation Preferred ADSs held by them.

Transfer of Preferred ADRs

      The Preferred ADRs are transferable on the books of the depositary in accordance with the provisions of the deposit agreement. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Preferred ADR, the depositary or a custodian may require:

•	payment of a sum sufficient for reimbursement of any tax or other governmental charge and any stock transfer registration fee with respect thereto;

•	payment of any applicable fees as provided in the deposit agreement;

•	the production of proof satisfactory to it as to the identity and genuineness of any signature; and

•	compliance with any laws or governmental regulations and such reasonable regulations, if any, as the depositary may establish consistent with the provisions of the deposit agreement.

      The depositary or News Corporation may:

•	suspend the delivery of Preferred ADRs against deposits of Preferred Ordinary Shares generally;

•	suspend the delivery of Preferred ADRs against deposits of particular Preferred Ordinary Shares;

•	withhold the delivery of Preferred ADRs against the deposit of particular Preferred Ordinary Shares;

•	refuse the registration of transfer of Preferred ADRs in particular instances; or

•	suspend the transfer of Preferred ADRs generally,

during any period when the transfer books are closed, or if any such action is deemed necessary or advisable by the depositary or News Corporation at any time or from time to time because of:

•	any requirement of law, any government or governmental body, authority or commission or under any provision of the deposit agreement;

•	the provisions of, or governing, deposited securities;

•	any meeting of shareholders of News Corporation; or

•	any other reason in accordance with the deposit agreement.

Filing Proofs, Certificates and Other Information

      Any person presenting Preferred Ordinary Shares for deposit or any Preferred ADR holder may be required from time to time to:

•	file such proof of citizenship or residence, evidence of the number of Preferred Ordinary Shares beneficially owned and any other matters necessary or appropriate to evidence compliance with applicable laws, the constitution of News Corporation or other matters;

•	file such other information including, without limitation:

-	taxpayer status;

-	exchange control approval; and

-	information relating to the registration on the books of News Corporation (or its appointed agent for transfer and registration of Preferred Ordinary Shares);

•	execute such certificates; and

•	make such representations and warranties,

as the depositary or News Corporation may deem necessary or proper. The depositary may, and will if requested by News Corporation:

•	withhold the delivery or registration of transfer of any Preferred ADR or the distribution of rights or of the proceeds thereof or the delivery of any such deposited securities; and

•	make a reasonable effort to refuse to vote the deposited securities of a specified holder in accordance with instructions received from such holder under the deposit agreement,

until such proof or other information is filed or such certificates are executed or such representations and warranties are made.

Amendment of the Deposit Agreement

      The form of the Preferred ADRs and any provisions of the deposit agreement may at any time be amended by written agreement between News Corporation and the depositary.

      Any amendment:

•	imposing or increasing any fees or charges payable by Preferred ADR holders (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses); or

•	otherwise prejudicing any substantial existing right of Preferred ADR holders,

shall not take effect as to outstanding Preferred ADRs until the expiration of thirty days after notice of such amendment has been given to the record holders of outstanding Preferred ADRs. Every Preferred ADR holder at the time such amendment so becomes effective will be deemed, by continuing to hold such Preferred ADR, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby.

      No amendment may impair the right of any Preferred ADR holder to surrender their Preferred ADR and receive the underlying deposited securities except as permitted under the deposit agreement.

Termination of the Deposit Agreement

      The depositary will, at the direction of News Corporation, terminate the deposit agreement by mailing notice of such termination to the record Preferred ADR holders then outstanding under the deposit agreement, at least thirty (30) days prior to the date fixed in such notice for termination. The depositary may likewise terminate the deposit agreement at any time after sixty days of delivering to News Corporation a written notice of its election to resign, and a successor depositary has not been appointed and accepted its appointment within such sixty days.

      If any Preferred ADRs remain outstanding after the date of termination of the deposit agreement, the depositary thereafter shall:

•	discontinue the registration of transfer of Preferred ADRs;

•	suspend the distribution of dividends to the holders of any outstanding Preferred ADRs; and

•	not give further notices or perform any further acts under the deposit agreement, except for:

-	the collection of dividends and other distributions pertaining to the deposited securities;

-	the sale of rights as provided in the deposit agreement; and

-	the delivery of the deposited securities, together with any dividends or other distributions received with respect to the deposited securities and the net proceeds of the sale of any rights or other property, in exchange for surrendered Preferred ADRs.

      At any time after the expiration of six months from the date of termination, the depositary may:

•	sell the deposited securities then held at public or private sale, at such place or places as it deems proper, and in accordance with applicable law, and

•	thereafter hold uninvested the net proceeds of such sale, together with any cash then held by it under the deposit agreement, in an unsegregated escrow account, without liability for interest, for the pro rata benefit of the outstanding Preferred ADR holders.

Notices and Reports

      On or before the date that News Corporation gives notice to its shareholders, by publication or otherwise, of:

•	any meeting of holders of its Preferred Ordinary Shares or other deposited securities;

•	any adjourned meeting of such holders; or

•	the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of the deposited securities,

News Corporation will transmit to the depositary and the custodian a copy of such notice in the form given to holders of the Preferred Ordinary Shares or other deposited securities.

      The depositary will, at News Corporation’s expense:

•	arrange for the prompt transmittal by the custodian to the depositary of such notices and any other reports and communications which are made generally available by News Corporation to holders of its Preferred Ordinary Shares; and

•	arrange for the mailing of copies of such notices, reports and other communications to all Preferred ADR holders; or

•	at News Corporation’s request, make such notices, reports and other communications available to Preferred ADR holders on a basis similar to that for holders of Preferred Ordinary Shares or other deposited securities or on such other basis as News Corporation may advise the depositary may be required by any applicable law or regulation.

      The depositary will make available for inspection by Preferred ADR holders at its office, any reports and communications received from News Corporation which are both:

•	received by the depositary as the holder of the deposited securities; and

•	made generally available to the holders of such deposited securities by News Corporation,

and the depositary will furnish such communications and reports to Preferred ADR holders upon request of such holders.

Inspection of Transfer Books

      The depositary will keep books in the Borough of Manhattan, The City of New York, New York for the registration and transfer of Preferred ADRs. These books will at all reasonable times be open for inspection by:

•	the Preferred ADR holders; and

•	News Corporation,

provided that such inspection, to the depositary’s knowledge, shall not be for the purpose of communicating with Preferred ADR holders in the interest of a business or object other than:

•	the business of News Corporation; or

•	a matter related to the deposit agreement or Preferred ADRs.

      The depositary may close the books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties under the deposit agreement or at the request of News Corporation.

Charges of Depositary

      The depositary will charge:

•	the party to whom Preferred ADRs are delivered against deposits of stock; and

•	the party surrendering Preferred ADRs for delivery of stock and other deposited securities,

$5.00 per 100 News Corporation Preferred ADSs (or fraction thereof) represented by each Preferred ADR delivered or surrendered. News Corporation will pay other charges of the depositary except for:

•	stock transfer and other taxes and other governmental charges;

•	fees of the depositary for execution, delivery, transfer, combination, split-up or surrender of, and the making of distributions with respect to, Preferred ADRs;

•	fees for registration, exchange or transfer of Preferred Ordinary Shares;

•	expenses incurred by the depositary in the conversion of foreign currency; and

•	such cable, telex or facsimile transmission and delivery charges as are expressly provided in the deposit agreement.

Liability of Holders for Taxes or Other Charges

      Any tax or other governmental charge or assessment which becomes payable by the depositary with respect to:

•	a Preferred ADR; or

•	any deposited security evidenced by a Preferred ADR,

will be payable by such Preferred ADR holder or any deposited security represented by a News Corporation Preferred ADS. Until such payments are made:

•	any transfer of such News Corporation Preferred ADS or any split-up or combination or withdrawal of deposited securities represented by the share may be refused;

•	any dividends or other distributions may be withheld; and

•	any part or all of the deposited securities evidenced by such Preferred ADR and not sold may be sold for the account of the holder of such Preferred ADR,

and such dividends or other distributions or the proceeds of any such sale may be applied to any payment of such tax or other governmental charge. The holder of such Preferred ADR remains liable for any deficiency.

Limitation on Liability

      The depositary, News Corporation or any of their respective agents will not be liable to the Preferred ADR holders if the depositary is prevented or delayed in performing its obligations under the deposit agreement by:

•	any present or future law,

•	any rule or regulation;

•	any present or future provision of News Corporation’s constitution; or

•	any circumstances beyond its control.

      The obligations of the depositary and the custodian under the deposit agreement are expressly limited to performing their respective obligations and duties specified in that agreement in good faith using their best judgment.

Preferred Ordinary Shares

      News Corporation’s constitution provides directors with the power to issue shares, options and securities with such preferred, deferred or other special rights or such restrictions, whether with regard to dividends, voting, return of capital, payment of calls or otherwise, as the directors may decide, including:

•	Preferred Ordinary Shares;

•	Ordinary Shares;

•	Non-Voting Ordinary Shares;

•	Converting Preference Shares, which are convertible into Ordinary Shares and otherwise have rights and privileges attached to them as set out in News Corporation’s constitution;

•	Redeemable Ordinary Shares, which upon transfer or disposal prior to a “triggering event” (as defined at the time of issuance) other than to a “permitted transferee” (also as so defined) are automatically redeemed and converted into one Preferred Ordinary Share for each Redeemable Ordinary Share redeemed, plus an amount of cash calculated in accordance with News Corporation’s constitution equating to the excess of the then current market price of the Redeemable Ordinary Shares over the current market price of the Preferred Ordinary Shares. The Redeemable Ordinary Shares otherwise have the rights and privileges attached to them as specified in News Corporation’s constitution;

•	Perpetual Preference Shares, with such rights attaching to them as the directors determine on or prior to allotment, but in accordance with News Corporation’s constitution; and

•	Redeemable Preference Shares, with such rights attaching to them as the directors determine on or prior to allotment, but in accordance with News Corporation’s constitution.

      As of August 18, 2003, there were outstanding 2,097,411,050 Ordinary Shares, 3,230,788,604 Preferred Ordinary Shares and no shares of any other classes in News Corporation capital stock. Australian Stock Exchange Listing Rule 7.1 generally provides that a company may not issue (in any 12 month period) equity securities where such issuance would be more than 15% of the number of ordinary securities already on issue without the approval of the holders of ordinary securities. An issue of Preferred Ordinary Shares of News Corporation is excluded from the operation of this rule by Listing Rule 7.2 because such shares are preference shares that comply with certain requirements of the Australian Stock Exchange Listing Rule and cannot be converted into any other class of equity security.

Voting

      At annual and extraordinary general meetings of shareholders:

•	five members entitled to vote and present in person, by proxy, attorney or (if a corporation) representative constitute a quorum;

•	each holder of Ordinary Shares or a proxy, attorney or (if a corporation) representative of such holder present has one vote on a show of hands; and

•	on a poll, each holder of Ordinary Shares present in person or by proxy, attorney or representative has one vote per Ordinary Share registered in his name (provided that votes on a poll in respect of partly paid Ordinary Shares are pro rata in accordance with the amount paid up on such shares).

      Votes at meetings are conducted by a show of hands unless a poll is demanded. A poll may be demanded by:

•	the chairman of the meeting;

•	no fewer than five shareholders present and having a right to vote at the meeting; or

•	members with at least 5% of the votes that may be cast on a resolution on a poll.

      A majority of votes cast is required generally for the passing of resolutions.

      A holder of a Preferred Ordinary Share may vote only under the following circumstances:

•	on a proposal to reduce the share capital of News Corporation;

•	on a proposal to wind up or during the winding up of News Corporation;

•	on a proposal for the disposal of the whole of the property, business and undertaking of News Corporation;

•	when any preferential dividend declared on such Preferred Ordinary Shares is in arrears;

•	on a proposal which affects rights attached to the Preferred Ordinary Share; or

•	on a resolution to approve the terms of a buy-back agreement.

      Other than as set forth in the preceding paragraph, a holder of a Preferred Ordinary Share has no right to vote. If a holder of a Preferred Ordinary Share is entitled to vote by virtue of the above, such holder is entitled to vote in the same manner and subject to the same conditions as a holder of an Ordinary Share. The rights and privileges attached to each class into which the capital of News Corporation is divided may be modified, abrogated or dealt with only by a three-fourths majority of the votes cast at a separate meeting of the holders of that class. The following circumstances will be deemed to directly affect the rights attached to, and the rights and privileges of holders of, Preferred Ordinary Shares:

•	the issuance of other preference shares ranking in any respect prior to Preferred Ordinary Shares; or

•	the conversion of Ordinary Shares and Non-Voting Ordinary Shares into preference shares ranking in any respect prior to or ranking equally with the Preferred Ordinary Shares.

But the issue of other preference shares ranking equally with the Preferred Ordinary Shares or of additional Preferred Ordinary Shares will be deemed not to affect directly such rights or privileges.

Dividends

     Dividends on Ordinary Shares

      Subject to the satisfaction of the rights of holders of Preferred Ordinary Shares, dividends on Ordinary Shares:

•	may be declared by the directors of News Corporation;

•	are payable only out of the profits of News Corporation; and

•	are distributed among holders of those shares in proportion to the amount of capital paid on those shares by such holders.

     Dividends on Preferred Ordinary Shares

      Each Preferred Ordinary Share will confer a preferential but non-cumulative right to dividends in respect of any financial year of News Corporation equal to the greater of:

•	the base dividend, which is such amount (if any) as is declared by the directors as a dividend not exceeding 15% of the paid up capital on the Preferred Ordinary Shares (or a lesser percentage in proportion to any increase in the capital resulting from a bonus issue of Preferred Ordinary Shares); and

•	the premium dividend, which is 120% of the aggregate of all dividends declared in that financial year on an Ordinary Share paid up to the same proportion as such Preferred Ordinary Share for the same period of time.

      If dividends on the Preferred Ordinary Shares are not declared in respect of any fiscal year or, if any dividends declared on Preferred Ordinary Shares in respect of the fiscal year fall short in aggregate of 15% on the amount of capital paid up on such shares, such omission or shortfall shall not limit the dividends which may be declared or paid on the Ordinary Shares in respect of any subsequent year.

      No dividends may be paid to the holders of Preferred Ordinary Shares or Ordinary Shares until all “base dividends” and “supplementary dividends” (each as defined in News Corporation’s constitution) payable in respect of Converting Preference Shares, if any are on issue, immediately preceding the declaration of dividends in those other classes of shares or any of them, have been paid or otherwise provided in full.

      All Ordinary Shares are entitled to dividends equally, without preference, with all other such shares, according to the capital paid up on such shares at a rate declared by the directors, but the right to such a dividend is subject to:

•	the prior or concurrent declaration of the greater of the base dividend or the premium dividend on the Preferred Ordinary Shares in respect of the same financial year; and

•	in the case of an interim dividend of the same financial year, prior or concurrent payment in respect of each preferred share of the greater of:

-	50% of the preferred dividend, which is the amount of dividend declared in respect of each of the Preferred Ordinary Shares; and

-	an amount equal to 120% of all dividends paid on Ordinary Shares paid up to the same proportion as such Preferred Ordinary Share in that financial year; and

•	in the case of a final dividend, prior or concurrent payment of the remainder of the preferred dividend.

      The directors or members in a general meeting may also resolve that:

•	profits or other legally available reserves be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportions; and

•	the same be applied for the benefit of members in certain distributions of capital, including:

-	payment of unpaid capital on shares;

-	issuing fully paid shares or debentures; or

-	in accordance with the rules of a bonus share plan of News Corporation.

      Dividends on any class of securities of News Corporation are not required to be paid in the fiscal year in respect of which they are declared and are payable:

•	on the date specified by the board of directors at the time of declaration; or

•	if no such date is specified, forthwith after the declaration.

Rights on a Winding-Up

      On a winding up of News Corporation, News Corporation’s assets (including capital uncalled at the commencement of the winding up) remaining after paying and discharging its debts and liabilities and the costs of the winding up, are to be applied as follows:

•	first, if any Converting Preference Shares are on issue in payment to the holders of Converting Preference Shares of any “base dividends” (as defined in News Corporation’s constitution) not paid and any “supplementary dividend” (as defined in News Corporation’s constitution) not declared on those shares;

•	second, if any Converting Preference Shares are on issue in repayment of the capital paid up on Converting Preference Shares;

•	third, in repayment of the capital paid up on the Preferred Ordinary Shares pro rata according to the amounts so paid;

•	fourth, in payment to the holders of the Preferred Ordinary Shares of the preferential dividends declared but not paid on their shares pro rata according to the amounts not paid;

•	fifth, (if any Redeemable Ordinary Shares are on issue) in repayment to the holders of Redeemable Ordinary Shares of up to A$1.00 for every 1,000 Redeemable Ordinary Shares held;

•	sixth, in repayment of the capital paid up on the Ordinary Shares (and, if any are on issue, the Non-Voting Ordinary Shares) pro rata according to the amounts so paid;

•	seventh, in payment to the holders of Preferred Ordinary Shares, Ordinary Shares, (and, if any are on issue Redeemable Ordinary Shares and Non-Voting Ordinary Shares) of non-preferential dividends declared but not paid on their shares pro rata according to the amounts not paid;

•	and lastly, any residue shall be divided amongst the holders of the Preferred Ordinary Shares, Ordinary Shares, (and, if any are on issue) Redeemable Ordinary Shares and Non-Voting Ordinary Shares pro rata according to the amounts of capital paid up on such shares, respectively.

      On a winding up of News Corporation, repayment of the capital of members will rank junior to payment of all of the creditors of News Corporation. Also, as between holders of preferred shares in the News

Corporation, holders of Preferred Ordinary Shares will rank junior to holders of any Converting Preference Shares on issue.

      If any Perpetual Preference Shares or Redeemable Preference Shares are issued by News Corporation, their ranking on winding up shall be one of the terms determined by the directors in accordance with News Corporation’s constitution on or prior to the issue of those shares, and:

•	they shall rank senior to Ordinary Shares and, (if any are on issue,) Redeemable Ordinary Shares; and

•	they may rank equally, without preference, with, or junior to, Converting Preference Shares or other classes of preference shares outstanding at the time those shares are issued, including the Preferred Ordinary Shares, depending on their terms of issue.

Transfers

      News Corporation’s constitution permits its shares to be transferred in any manner permitted by the listing rules of the Australian Stock Exchange and the business rules of the Australian Securities Clearing House.

      News Corporation’s constitution also makes provision for the refusal to register any transfer of shares:

•	where the shares are subject to a lien in respect of unpaid calls;

•	where an escrow agreement has been entered into in accordance with the listing rules of the Australian Stock Exchange;

•	where such transfer would create a new shareholding of a less than marketable parcel;

•	where such transfer must or may be refused in accordance with the Australian Stock Exchange Listing Rules, the Australian Corporations Act or the Australian Securities Clearing House Business Rules; or

•	where such transfer would require registration of more than three persons as joint holders (unless they are executors or trustees of a deceased shareholder).

The Listing Rules of the Australian Stock Exchange also provide for an application to be made to the Australian Securities Clearing House, if certain circumstances exist, to prevent shares from being transferred. All shares of News Corporation are presently approved for participation in the Clearing House Electronic Subregister System administered by the Australian Securities Clearing House.

      Other than transfers under the Business Rules of the Australian Securities Clearing House, as permitted by News Corporation’s constitution, the following must be delivered to News Corporation as a prerequisite to a transfer in the register of shareholders:

•	an instrument of transfer in proper form and duly stamped;

•	the share certificates (if any); and

•	such other information relating to the transferor’s right to dispose of the shares as the directors require.

      The share registry office of News Corporation is Computershare Investor Services Pty Ltd Level 5, 115 Grenfell Street, Adelaide, South Australia, Australia.

Australian Exchange Controls and Other Limitations Affecting Holders

      The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control and regulate, or permit the control and regulation of, a broad range of payments and transactions involving non-residents of Australia. News Corporation is not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

•	withholding for Australian tax due in respect of dividends (to the extent they are unfranked) and interest and royalties paid to non-residents of Australia; and

•	a requirement for approval from the Reserve Bank of Australia or in some cases the Minister for Foreign Affairs for certain payments or dealings in or out of Australia to or on behalf of:

-	members of the previous government of Iraq, its senior officials and their immediate families;

-	certain supporters of the former government of the Federal Republic of Yugoslavia;

-	the Taliban or any undertaking owned or controlled directly or indirectly by the Taliban and certain other named terrorist organizations and individuals; or

-	certain ministers and senior officials of the Government of Zimbabwe.

This list is subject to change from time to time.

      Accordingly, at the present time, remittance of dividends on the Preferred Ordinary Shares to the depositary is not subject to exchange controls.

      Other than under the Australian Corporations Act, the Foreign Acquisitions and Takeovers Act (insofar as such laws apply) or as contained in associated Australian government policy (and except as otherwise described above), there are no limitations, either under Australian law or under News Corporation’s constitution on the right to hold or vote Preferred Ordinary Shares.

Limitations on Foreign Acquisitions and Investment in Australian Companies

      The following Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote shares in News Corporation.

Australian Foreign Acquisitions and Takeovers Act

      Each of the following persons is defined by the Australian Foreign Acquisitions and Takeovers Act to be a foreign person for the purposes of that Act:

•	any natural person not ordinarily resident in Australia, or

•	any corporation or trustee of a trust estate in which:

-	a natural person not ordinarily resident in Australia, or a foreign corporation (being a body corporate organized outside Australia), holds a “substantial interest” (as defined in the following paragraph); or

-	in which two or more such persons or foreign corporations hold an “aggregate substantial interest” (as defined in the following paragraph).

      A person is deemed to hold a “substantial interest:”

•	in a corporation if the person, alone or together with any associates (as defined in the Australian Foreign Acquisitions and Takeovers Act):

-	is in a position to control at least 15% of the voting power in the corporation; or

-	holds interests in at least 15% of the issued shares in the corporation; and

•	in a trust estate, if the person alone or together with any associates (as so defined) holds a beneficial interest in at least 15% of the corpus or income of the trust estate.

      Two or more persons are deemed to hold an “aggregate substantial interest:”

•	in a corporation, if they together with any associates (as so defined):

-	are in a position to control at least 40% of the voting power in the corporation; or

-	hold at least 40% of the issued shares in the corporation; and

•	in a trust estate, if they together with any associates hold in the aggregate beneficial interests in at least 40% of the corpus or income of the trust estate.

      Where a trustee has power or discretion under the terms of a trust as to the distribution of income or corpus of the trust estate to beneficiaries, each beneficiary is taken for the purposes of the definitions of “substantial interest” and “aggregate substantial interest” above to hold a beneficial interest in the maximum percentage of income or corpus of the trust estate that the trustee is empowered to distribute to that beneficiary.

     Compulsory Notification

      As applied to News Corporation, the Australian Foreign Acquisitions and Takeovers Act prohibits any foreign person (as described above) from entering into an agreement by virtue of which the foreign person acquires any interests in any shares if:

•	the foreign person already holds a substantial interest in News Corporation; or

•	on acquisition of those interests (together with any interests in other shares in News Corporation that the person has offered to acquire) the foreign person would hold a substantial interest,

without first applying in the prescribed form for approval of such acquisition by the Australian Treasurer and such approval being granted or (if no order is made) forty (40) days having elapsed after such application was made.

      The circumstances in which a person is to be taken to hold an interest in a share are widely described in the Australian Foreign Acquisitions and Takeovers Act and, without limitation, include:

•	having a legal or equitable interest in the share;

•	having entered into a contract to purchase the share or an option over the share or an interest in the share; or

•	having the right to vote the share otherwise than by reason of the appointment as a proxy or representative at a meeting of members.

      The Australian Foreign Acquisitions and Takeovers Act also provides that, for the purpose of that Act, a holder of a substantial interest or holders of an aggregate substantial interest (including any such interest held by other applications of the relevant provision) in a corporation or a trust estate which:

•	is in a position to control any voting power in another corporation; or

•	holds interest in shares in another corporation or in another trust estate,

shall be taken to be in the position to control such voting power in the other corporation or to hold such interests in the other corporation or in the other trust estate (as the case may be).

      The Australian Treasurer has the power to compel divestiture of shares where:

•	an Australian corporation becomes foreign controlled or undergoes a change in foreign control without the consent of the Australian Treasurer. A change in foreign control is determined according to whether:

-	a substantial interest or an aggregate substantial interest is acquired by the foreign person or persons; or

-	where foreign persons hold an aggregate substantial interest, there is any change in the foreign persons holding any interest; and

•	the Treasurer is satisfied that such a result would be contrary to the national interest.

     Voluntary Notification

      The Australian Foreign Acquisitions and Takeovers Act does not require compulsory notification of the acquisition of an aggregate substantial interest. However, it is possible to lodge a voluntary notification of a proposed transaction that would invoke an aggregate substantial interest under that Act to ascertain the Australian Treasury Department’s view of the transaction. If the Australian Treasury Department advises that it does not object to the transaction or the time period in which the Australian Treasury Department is permitted to make a decision expires, then the Treasurer will not be permitted to compel divestiture of the shares that are the subject of the notified transaction.

      News Corporation believes that Cruden Investments Pty. Limited may technically be deemed to be a foreign person under the Australian Foreign Acquisitions and Takeovers Act. Based upon the latest information available to it, News Corporation has reason to believe that approximately an additional 45% of the Ordinary Shares and approximately an additional 59.6% of News Corporation’s issued capital in total are held by a foreign person or persons. As a result, foreign persons may already hold an aggregate substantial interest in News Corporation.

      The Australian Treasury Department issues from time to time a statement of its policy relating to foreign investment in terms of particular industry sectors (including the media sector). The current foreign investment policy is available from the Australian Treasury Department’s web site located at “http://www.treasury.gov.au”.

      The Australian Treasury Department which administers the Australian Foreign Acquisitions and Takeovers Act has stated that any transaction which falls within the scope of the order-making powers of the Australian Foreign Acquisitions and Takeovers Act should be the subject of a voluntary notification under the Act, unless the transaction is a “portfolio” investment of less than five percent. The Australian Treasury Department defines a “portfolio” shareholding as one that does not enable the owner of the shares to exercise control or potential control over the operations of the company.

      Accordingly, investors who may wish to hold shares in News Corporation which do not satisfy the definition of a “portfolio” shareholding or who are not sure whether their shareholding is or will be a “portfolio” investment (either on its own or together with other holdings of the investor and its associates) are advised to obtain their own independent advice on whether the investment requires notification to, or the approval of, the Australian Treasurer.

The Australian Corporations Act

      As applied to News Corporation, the Australian Corporations Act prohibits any person (including a corporation) from acquiring a “relevant interest” in Ordinary Shares, except under a takeover bid or in certain other exceptional circumstances, if after the acquisition that person’s or someone else’s voting power in News Corporation would:

•	increase from 20% or below to more than 20%; or

•	increase from a starting point that is above 20% and below 90%.

      In general terms, a person’s voting power in News Corporation is (1) the total number of votes attached to Ordinary Shares in which the person or an “associate” of the person has a relevant interest divided by (2) the total number of votes attached to all of News Corporation’s Ordinary Shares.

      In general terms, a person is considered to have a “relevant interest” in a share under the Australian Corporations Act if he is the holder of the share or has, or is deemed under the Australian Corporations Act to have:

•	power to exercise, or to control the exercise of, the right to vote attached to that share; or

•	power to dispose of, or to control the exercise of a power to dispose of, that share,

whether such power is direct or indirect and legally enforceable or not, and irrespective of restrictions and restraints on such power and other matters and things as specified in the Australian Corporations Act. A person is considered to have acquired a share when he or she has acquired such power over such share.

      It does not matter how remote the relevant interest is or how it arises. The concepts of “power” and “control” are given wide and extended meanings in this context in order to deem certain persons to hold a “relevant interest.” For example, each person who has voting power above 20% in a company or managed investment scheme which in turn holds shares in News Corporation is deemed to have a relevant interest in those News Corporation shares. Certain situations (set out in the Australian Corporations Act) which would otherwise constitute the holding of a “relevant interest” are excluded form the definition.

      Shares are regarded as being held by a person if they are held by a corporation which the person controls or in which the person has a 20% voting interest.

      In general terms, a person is considered to be an “associate” of another person (the primary person) under the Australian Corporations Act:

•	if the primary person is a body corporate, if the person is a director or secretary of the body, a related body corporate (as defined in the Australian Corporations Act) or a director or secretary of a related body corporate,

•	in relation to a body corporate, if the primary person has entered, or proposes to enter, into an agreement:

-	under which one of them will have any voting power with respect to the body;

-	for the purpose of influencing the conduct of the affairs of the body;

-	under which one of them may be required to dispose of shares in the body; or

•	if he is a person with whom the primary person is acting, or proposes to act.

      The above Australian Corporations Act prohibition is subject to certain exceptions which must be strictly complied with to be applicable.

COMPARISON OF RIGHTS OF HOLDERS OF GM CLASS H COMMON STOCK,

HUGHES COMMON STOCK AND NEWS CORPORATION PREFERRED ADSs

Introduction

      If you currently hold shares of GM Class H common stock, you will become a common stockholder of Hughes and, under certain circumstances described elsewhere in this document, a shareholder of News Corporation. As a stockholder of Hughes and possibly News Corporation, you will have different rights than you previously had as a GM Class H common stockholder. The rights of holders of Hughes common stock will be defined and governed by the new Hughes certificate of incorporation, the new Hughes by-laws and the Delaware General Corporation Law. The rights of holders of News Corporation Preferred ADSs will be defined and governed by the News Corporation constitution and the Australian Corporations Act, each of which differ in certain material respects from the GM restated certificate of incorporation, the GM by-laws and the Delaware General Corporation Law.

GM Class H Common Stock

      Under the GM restated certificate of incorporation, the financial performance of Hughes currently determines the earnings per share of GM Class H common stock and the portion of GM’s earnings out of which dividends on the GM Class H common stock may be paid. Accordingly, GM Class H common stock is sometimes described as a tracking stock of GM with respect to Hughes. Holders of GM Class H common stock are stockholders of GM (not Hughes), and, as a result, have voting, liquidation and other rights with respect to GM (not Hughes). For more information, see “GM Capital Stock.”

Hughes Common Stock

      Hughes will have two authorized classes of common stock: Hughes common stock and Hughes Class B common stock. However, upon the completion of the transactions, Hughes will have only shares of Hughes common stock outstanding. Holders of Hughes common stock will be stockholders of Hughes, and, as a result, will have voting, liquidation and other rights with respect to Hughes. Hughes common stock will not be a tracking stock. For more information, see “Hughes Capital Stock.”

News Corporation Preferred American Depositary Shares

      News Corporation currently has two types of shares outstanding: (1) Preferred Ordinary Shares and (2) Ordinary Shares. Each News Corporation Preferred ADS represents four Preferred Ordinary Shares. Each News Corporation Ordinary ADS represents four Ordinary Shares. For more information, see “News Corporation Capital Stock.”

Comparison

      We summarize below the material differences among the rights of holders of GM Class H common stock, Hughes common stock and News Corporation Preferred ADSs, which represent four Preferred Ordinary Shares of News Corporation. We do not intend for this summary to be a complete statement of the rights of such stockholders or a complete description of the specific provisions referred to in this summary. Further, we do not intend by this identification of specific differences to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the Delaware General Corporation Law and the Australian Corporations Act, the GM restated certificate of incorporation, the new Hughes certificate of incorporation, the GM by-laws, the new Hughes by-laws and the constitution of News Corporation.

Voting Rights

      GM Class H Common Stock. The GM restated certificate of incorporation entitles each share of GM Class H common stock to 0.20 of a vote per share. The holders of GM Class H common stock vote together, with certain exceptions, as a single class with the holders of GM $1 2/3 par value common stock on all matters, including the election and removal of directors. As required by the Delaware General Corporation Law, the holders of GM Class H common stock vote separately as a class on any amendment to the GM restated certificate of incorporation which adversely affects the rights, powers or privileges of the GM Class H common stock or changes the par value of the GM Class H common stock. Any increase or decrease in the number of authorized shares of GM Class H common stock is subject to approval by the holders of a majority of the shares of GM $1 2/3 par value common stock and GM Class H common stock, voting together as a single class based on their respective voting rights, and by the holders of GM Class H common stock, voting separately as a class. Cumulative voting is not allowed by the GM restated certificate of incorporation.

      Hughes Common Stock. The new Hughes certificate of incorporation will entitle each share of Hughes common stock to one vote per share. Cumulative voting will not be allowed by the new Hughes certificate of incorporation.

      Each share of Hughes excess stock, if any, issued with respect to Hughes common stock would entitle the holder to no voting rights other than those class voting rights required by the Delaware General Corporation Law. The trustee, as record holder of the excess stock, would be entitled to vote all shares of excess stock.

      News Corporation Preferred ADSs. The News Corporation constitution provides that a holder of a Preferred Ordinary Share may vote only under the following limited circumstances:

•	on a proposal to reduce the share capital of News Corporation;

•	on a proposal to wind up or during the winding up of News Corporation;

•	on a proposal for the disposal of the whole of the property, business and undertaking of News Corporation;

•	when any preferential dividend declared on such Preferred Ordinary Share is in arrears;

•	on a proposal which affects rights attached to Preferred Ordinary Shares; or

•	on a resolution to approve the terms of an agreement to buy-back the shares.

      Other than as set forth in the preceding paragraph, a holder of a Preferred Ordinary Share has no right to vote at general meetings of News Corporation. If a holder of a Preferred Ordinary Share is entitled to vote by virtue of the above, such holder is entitled to vote in the same manner and subject to the same conditions as the holder of an Ordinary Share.

      In addition, the holder of a Preferred Ordinary Share will have the right to vote on a proposal which modifies, abrogates or deals with the rights or privileges related to Preferred Ordinary Shares.

      The following will be deemed to directly affect the rights attached to, and the rights and privileges of holders of, Preferred Ordinary Shares:

•	issuance of other preference shares ranking in any respect prior to Preferred Ordinary Shares; or

•	the conversion of Ordinary Shares and Non-Voting Ordinary Shares into preference shares ranking in any respect prior to or ranking equally with Preferred Ordinary Shares.

      The following will be deemed not to directly affect such rights or privileges:

•	issuance of other preference shares ranking equally with Preferred Ordinary Shares; or

•	issuance of additional Preferred Ordinary Shares.

Dividends

      GM Class H Common Stock. The GM restated certificate of incorporation allocates earnings of GM attributable to Hughes between amounts available for the payment of dividends on GM Class H common stock and amounts available for the payment of dividends on GM $1 2/3 par value common stock, in each case in accordance with their respective indirect interests in the financial performance of Hughes. If dividends have been declared but not paid on GM preferred stock or GM preference stock, dividends may not be paid on the

GM Class H common stock until all declared but unpaid dividends on the GM preferred stock and GM preference stock have been paid. Since late 1997, the GM board of directors has not paid cash dividends on the GM Class H common stock.

      Hughes Common Stock. Under the Delaware General Corporation Law and the new Hughes certificate of incorporation, the Hughes board of directors will not be required to declare dividends on any class of Hughes common stock. Subject to the rights of holders of Hughes preferred stock, if any, the holders of shares of Hughes common stock will be entitled to receive such dividends and other distributions as may be lawfully declared by the Hughes board of directors from time to time.

      Each share of excess stock, if any, issued and outstanding with respect to Hughes common stock would be entitled to the same dividends and distributions (as to both timing and amount) as may be declared by the Hughes board of directors with respect to Hughes common stock. All dividends and distributions paid on the excess stock will be held in trust by the trustee, as record holder of the excess stock, for the benefit of the charitable beneficiary.

      Hughes does not currently expect to pay dividends on the Hughes common stock for the foreseeable future.

      News Corporation Preferred ADSs. Under Australian law, a corporation is permitted to pay dividends only out of profits available for distribution. News Corporation’s constitution provides that, subject to the satisfaction of the rights of holders of Converting Preference Shares (if any are on issue) and Preferred Ordinary Shares, dividends on Ordinary Shares may be declared by the directors. Those dividends will be distributed among holders of those shares in proportion to the amount of capital paid on those shares by such holders.

      Subject to any special rights attached to shares, the directors or members may at a general meeting resolve that profits or other legally available reserves be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend, and in the same proportions, and the same be applied for the benefit of members in certain distributions of capital.

      Dividends on any class of News Corporation’s securities are not required to be paid in the fiscal year in respect of which they are declared. Dividends are payable on the date specified by the board of directors at the time of declaration or if no such date is specified, forthwith after the declaration. If dividends on the Preferred Ordinary Shares are not declared with respect to any fiscal year or, if any dividends declared on Preferred Ordinary Shares in respect of any fiscal year fall short in aggregate of 15% on the amount of capital paid up on such shares, such omission or shortfall will not limit the dividends which may be declared or paid on the Ordinary Shares or Redeemable Ordinary Shares with respect to any subsequent year. No dividends may be paid to the holders of Preferred Ordinary Shares or Ordinary Shares, until all “base dividends” (as defined in News Corporation’s constitution) and “supplementary dividends” (as defined in News Corporation’s constitution) payable in respect of Converting Preference Shares (if any such shares are on issue) immediately preceding the declaration of dividends in those other classes of shares, or any of them, have been paid or otherwise provided for in full.

      Preferred Ordinary Shares confer a preferential but non-cumulative right to dividends with respect to any financial year of News Corporation equal to the greater of (1) the base dividend, which is such amount (if any) as is declared by the directors as a dividend not exceeding 15% of the paid up capital on the Preferred Ordinary Shares (or a lesser percentage in proportion to any increase in the capital resulting from a bonus issue of Preferred Ordinary Shares) and (2) the premium dividend, which is 120% of the aggregate of all dividends declared in respect of that financial year on any Ordinary Share paid up to the same proportion for the same period of time.

      All Ordinary Shares are entitled to dividends equally, without preference, with all other such shares, according to the capital paid up on such shares at a rate declared by the directors, but the right to such a dividend is subject to:

•	the prior or concurrent declaration of the greater of the base dividend and the premium dividend on the Preferred Ordinary Shares in respect of the same financial year; and

•	in the case of an interim dividend of the same financial year, prior to concurrent payment in respect of each preferred share of the greater of:

-	50% of the preferred dividend, which is the amount of dividend declared in respect of each of the Preferred Ordinary Shares; and

-	an amount equal to 120% of all dividends paid on Ordinary Shares paid up to the same proportion as such preferred ordinary share in that financial year; and

•	in the case of a final dividend, prior or concurrent payment of the remainder of the preferred dividend.

Preferred Stock; Preference Stock

      GM Preferred Stock and GM Preference Stock. GM’s restated certificate of incorporation authorizes the GM board of directors to issue shares of preferred stock from time to time in distinctly designated series, with each series ranking equally and being identical in all respects except as to the dividend rate and redemption price. There are currently no outstanding shares of GM preferred stock. If any GM preferred stock were outstanding, it would rank senior to GM preference stock and GM common stock with respect to payments of dividends and distributions in liquidation.

      GM’s restated certificate of incorporation authorizes the GM board of directors to issue shares of preference stock from to time in distinctly designated series, with the terms of each series fixed by the GM board of directors in the resolutions providing for the issuance of such series. There are currently no outstanding shares of GM preference stock. If any GM preference stock were outstanding, it would rank senior to GM common stock and junior to GM preferred stock, if any, with respect to payments of dividends and distributions in liquidation.

      Hughes Preferred Stock. The new Hughes certificate of incorporation will authorize the Hughes board of directors to issue from time to time shares of preferred stock in one or more series. In connection with the creation of any such series of Hughes preferred stock, the Hughes board of directors will be empowered to determine and fix by resolution the number of shares of such series, such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in the resolutions of the Hughes board of directors with respect to the creation of such series, all to the fullest extent permitted by the Delaware General Corporation Law.

      News Corporation Preferred ADSs. There is no longer any concept of authorized capital or par value under Australian law. In addition to the directors having the power to issue shares, options and securities with such preferred, deferred or other special rights or such restrictions, whether with regard to dividends, voting, return of capital, payment of calls or otherwise, as the directors may decide, News Corporation’s constitution provides for the issuance of the following types of shares:

•	Preferred Ordinary Shares;

•	Ordinary Shares;

•	Non-Voting Ordinary Shares;

•	Converting Preference Shares;

•	Redeemable Ordinary Shares;

•	Perpetual Preference Shares; and

•	Redeemable Preference Shares.

      As of the date of this document, only Preferred Ordinary Shares and Ordinary Shares are on issue.

Disposition of Assets; Rights Upon Disposition

      GM Class H Common Stock. The Delaware General Corporation Law provides that, with the affirmative vote of holders of a majority of the outstanding shares entitled to vote, a corporation may sell, lease or exchange all or substantially all of its property and assets upon such terms and conditions and for such consideration as its board of directors deems expedient and for the best interests of the corporation.

      Under GM’s restated certificate of incorporation, all outstanding shares of GM Class H common stock will be automatically recapitalized into shares of GM $1 2/3 par value common stock if at any time GM, in one transaction or a series of related transactions, disposes of substantially all of the business of Hughes to a person, entity or group of which GM is not a majority owner.

      In the event of any recapitalization, each holder of GM Class H common stock would be entitled to receive shares of GM $1 2/3 par value common stock having a market value as of the date provided in GM’s restated certificate of incorporation equal to 120% of the market value of the holder’s GM Class H common stock. For a more detailed description of this recapitalization provision, see “GM Capital Stock— GM’s Dual Class Common Stock Capital Structure— Recapitalization and Certain Other Transactions.” In connection with the transactions, GM is proposing to amend Article Fourth of the GM restated certificate of incorporation to expressly provide that the recapitalization provisions will not apply to the transactions. As a result, the transactions will not result in a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate.

      In addition, the GM board of directors policy statement provides, among other things, that, subject to various exceptions, in the event that Hughes transfers any material assets to GM, the GM board of directors shall declare and pay a dividend or make a distribution to holders of GM Class H common stock. The GM board policy statement also provides that, subject to various exceptions, in the event that Hughes transfers any material assets to GM’s stockholders, the portion of the assets transferred to the holders of GM Class H common stock will not be less at the time of the transfer than the GM Class H fraction. The exceptions to the provisions above include an exception for any transfer for which Hughes receives fair compensation. However, the GM board policy statement provides that GM will not acquire in one transaction or a series of transactions a significant portion— that is, more than 33% of the business of Hughes for compensation without receiving the consent of the holders of a majority of the outstanding shares of GM Class H common stock, voting as a separate class, and GM $1 2/3 par value common stock, voting as a separate class. For a more detailed description of these matters, see “GM Capital Stock— GM’s Dual Class Common Stock Capital Structure— Recapitalization and Certain Other Transactions.”

      Hughes Common Stock. Hughes will be subject to the provisions of the Delaware General Corporation Law relating to the disposition of assets, as described above.

      News Corporation Preferred ADSs. Under Australian law and News Corporation’s constitution, the directors have the power to manage the business of News Corporation, including the power, subject to the following, to dispose of all or substantially all of its property or assets. A disposal of the whole of the property, business and undertaking of News Corporation will require approval by majority vote of the holders of Ordinary Shares and Preferred Ordinary Shares. The acquisition of a substantial asset from, or the disposal of a substantial asset to, a related party of News Corporation, a subsidiary (other than a wholly owned subsidiary) of News Corporation or certain other classes of entities specified in the Listing Rules of the Australian Stock Exchange or any disposal of News Corporation’s main undertaking will require approval by majority vote of the holders of News Corporation’s Ordinary Shares. Where the Australian Stock Exchange requires, a significant change in the nature or scale of News Corporation’s activities also will require approval by majority vote of the holders of News Corporation’s Ordinary Shares.

Liquidation Rights

      GM Class H Common Stock. Holders of GM Class H common stock have liquidation rights in the assets and equity of GM. Upon a dissolution of GM, holders of GM preferred stock and GM preference stock have the right to receive all amounts paid to them before holders of GM Class H common stock are entitled to receive anything. Thereafter, holders of GM Class H common stock have liquidation rights equal to 0.20 liquidation units per share in any remaining assets of GM.

      Hughes Common Stock. Holders of Hughes common stock will have liquidation rights in the assets of Hughes. In the event of any dissolution, liquidation or winding-up of the affairs of Hughes, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of Hughes and after making provision for the holders of each series of Hughes preferred stock, if any, the remaining assets and funds of Hughes, if any, will be divided among and paid ratably to the holders of the shares of Hughes common stock.

      In the event of any voluntary or involuntary liquidation, winding up or distribution of the assets of Hughes, each holder of shares of excess stock would be entitled to receive, ratably with each other holder of the same class and series of Hughes capital stock that was converted into Hughes excess stock, that portion of the assets of Hughes that is allocated to such class and/or series. Such beneficial owner would not be entitled to receive any amounts in excess of the share price paid for those shares of Hughes capital stock converted to excess stock. Any amounts in excess of such share price would be payable to the beneficiary of the trust.

      News Corporation Preferred ADSs. On a winding up of News Corporation, News Corporation’s assets (including capital uncalled at the commencement of the winding up) remaining after paying and discharging News Corporation’s debts and liabilities and the costs of winding up will be applied as follows:

•	first, in the payment to the holders of Converting Preference Shares (if any are on issue) of any “base dividend” (as defined in News Corporation’s constitution) not paid and any “supplementary dividend” (as defined in News Corporation’s constitution) not declared on those shares;

•	second, in the payment of capital paid up on Converting Preference Shares (if any are on issue);

•	third, in repayment of the capital paid up on the Preferred Ordinary Shares pro rata according to the amounts so paid;

•	fourth, in payment to holders of the Preferred Ordinary Shares of the preferential dividends declared but not paid on their shares pro rata according to the amounts not paid;

•	fifth, in repayment to the holders of any Redeemable Ordinary Shares (if any are on issue) of up to A$1.00 for every 1,000 Redeemable Ordinary Shares held;

•	sixth, in repayment of the capital paid up on the Ordinary Shares (and, if any are on issue, Redeemable Ordinary Shares and Non-Voting Ordinary Shares) pro rata according to the amounts so paid;

•	seventh, in payment to the holders of Preferred Ordinary Shares and Ordinary Shares (and, if any are on issue, Redeemable Ordinary Shares and Non-Voting Ordinary Shares) of non-preferential dividends declared but not paid on their shares pro rata according to the amounts not paid; and

•	lastly, any residue shall be divided among the holders of shares on issue of the following shares, pro rata according to the amounts of capital paid up on such shares, respectively:

-	Preferred Ordinary Shares;

-	Ordinary Shares; and

-	Non-Voting Ordinary Shares (and, if any are on issue, Redeemable Ordinary Shares).

      On a winding up of News Corporation, repayment of the capital of members will rank junior to payment of all of News Corporation’s creditors. Also, as between holders of preferred shares in News Corporation, holders of Preferred Ordinary Shares will rank junior to holders of Converting Preference Shares (if any are on issue). If any Perpetual Preference Shares or Redeemable Preference Shares are issued by News Corporation, their ranking on winding up shall be on terms determined by the directors in accordance with News Corporation’s constitution on or prior to the issue of those shares. Such shares will rank senior to Ordinary Shares (and if any are on issue, Redeemable Ordinary Shares) and may rank equally, without preference, with, or junior to, any Converting Preference Shares or other classes of preference shares outstanding at the time those shares are issued, including the Preferred Ordinary Shares, depending on their terms of issue.

     Recapitalization, Redemption and Conversion Rights

      GM Class H Common Stock. Under GM’s restated certificate of incorporation, all outstanding shares of GM Class H common stock will be recapitalized into shares of GM $1 2/3 par value common stock:

•	at any time after December 31, 2002 in the sole discretion of the GM board of directors; or

•	automatically, if at any time GM, in one transaction or a series of related transactions, disposes of substantially all of the business of Hughes to a person, entity or group of which GM is not a majority owner.

      In the event of any recapitalization, each holder of GM Class H common stock would be entitled to receive shares of GM $1 2/3 par value common stock having a market value as of the date provided in GM’s restated certificate of incorporation equal to 120% of the market value of the holder’s GM Class H common stock. For a more detailed description of this recapitalization provision, see “GM Capital Stock— GM’s Dual-Class Common Stock Capital Structure— Recapitalization and Certain Other Transactions.”

      In connection with the transactions, GM proposes to amend Article Fourth of the GM restated certificate of incorporation to expressly provide that the recapitalization provisions will not apply to the transactions. As a result, the transactions will not result in a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate. Additionally, GM proposes to amend Article Fourth of the GM restated certificate of incorporation to make the GM Class H common stock redeemable in exchange for shares of Hughes common stock in connection with the Hughes split-off share exchange as part of the Hughes split-off.

      Hughes Common Stock. Immediately after the completion of the merger, each share of Hughes Class B common stock outstanding will be converted into one validly issued, fully paid and non-assessable share of Hughes common stock.

      News Corporation Preferred ADSs. Under News Corporation’s constitution, there is no specific mechanism allowing the conversion of Preferred Ordinary Shares into another class of shares or allowing Preferred Ordinary Shares to be redeemed.

      However, under Australian law and News Corporation’s constitution, it is possible for News Corporation to convert Preferred Ordinary Shares into Ordinary Shares with the sanction of a three-fourths majority of the votes cast at a separate general meeting of the holders of Preferred Ordinary Shares (or, if the necessary majority at such meeting is not obtained, with the consent in writing of holders of three-fourths of the issued Preferred Ordinary Shares within two months of such meeting) and the sanction of a three-fourths majority of the votes cast by the holders of Ordinary Shares.

      The Australian Corporations Act prohibits the conversion of a share which is not a redeemable preference share when issued into a redeemable preference share.

Amendments to Certificate of Incorporation or Constitution

      GM Class H Common Stock. Under the Delaware General Corporation Law, the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation. In addition, and as required by the Delaware General Corporation Law, the holders of GM Class H common stock vote separately as a class on any amendment to the GM restated certificate of incorporation that adversely affects the rights, powers or privileges of the shares of GM Class H common stock, increases or decreases the number of authorized shares of GM Class H common stock or changes the par value of the shares of GM Class H common stock.

      Hughes Common Stock. Hughes will be subject to the provisions of the Delaware General Corporation Law relating to amendments to a certificate of incorporation, as described above. In addition, the new Hughes certificate of incorporation will require the affirmative vote of at least a majority of the directors, including at least a majority of the independent directors, and the affirmative vote of at least 75% of the voting power of the then outstanding shares entitled to vote generally on such matters to amend provisions in the new Hughes certificate of incorporation governing excess stock, independent directors, related party transactions and standstill provisions.

      News Corporation Preferred ADSs. Under Australian law, a company is able to modify or repeal its constitution in whole or in part by a three-fourths majority of the votes cast by members entitled to vote on the resolution who attend and vote at a general meeting. Unless a proposed change to News Corporation’s constitution would vary the rights of the holders of Preferred Ordinary Shares (and in other limited circumstances described above), the holders of Preferred Ordinary Shares would not be entitled to vote on such resolution. The board of directors is not authorized to change the constitution. Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to such class, also require approval of the class affected in a separate class meeting.

Amendments to the By-laws

      GM Class H Common Stock. As provided by the Delaware General Corporation Law, the GM common stockholders have the power to adopt, amend or repeal the GM by-laws at any annual or special meeting if they comply with the notice provisions contained in the GM by-laws for stockholder business. In addition, the GM restated certificate of incorporation provides that the GM board of directors also has the power to adopt, amend or repeal the by-laws at any regular or special meeting of the directors.

      Hughes Common Stock. As provided by the Delaware General Corporation Law, the Hughes common stockholders will have the power to adopt, amend or repeal the new Hughes by-laws at any annual or special meeting if they comply with the notice provisions contained in the new Hughes by-laws for stockholder business. The new Hughes certificate of incorporation and by-laws will provide that, except in certain instances, the stockholders can adopt, amend or repeal the new Hughes by-laws only by the affirmative vote of holders of at least a majority of the combined voting power of the then outstanding shares of all classes and series of Hughes capital stock entitled to vote, voting as a single class. Sections pertaining to the election and removal of directors, the audit, compensation and nominating/ corporate governance committees, and officers can be amended, altered or repealed only by the affirmative vote of at least a majority of the Hughes board of directors, including at least a majority of the independent directors, by the affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of all classes and series of Hughes capital stock entitled to vote, voting as a single class, excluding the shares beneficially owned by News Corporation or by the affirmative vote of the holder of at least a majority of the combined voting power of the then outstanding shares of all classes and series of Hughes capital stock entitled to vote, voting as a single class in the event any person, together with its affiliates, is the holder of record of 65% or more of those shares entitled to vote. In addition, the new Hughes certificate of incorporation will provide that the Hughes board of directors will have the power to adopt, amend or repeal the new Hughes by-laws at any regular or special meeting of the directors.

      News Corporation Preferred ADSs. Under Australian law, a company is able to modify or repeal its constitution in whole or part by a three-fourths majority of the votes cast by members entitled to vote on the resolution who attend and vote at a general meeting. Unless a proposed change to News Corporation’s constitution would vary the rights of the holders of Preferred Ordinary Shares (and in other limited circumstances described above), the holders of Preferred Ordinary Shares would not be entitled to vote on such resolution. The board of directors is not authorized to change the constitution. Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to such class, also require approval of the class affected in a separate class meeting.

Number of Directors; Classified Board

      GM Class H Common Stock. The Delaware General Corporation Law provides that a corporation’s board of directors will consist of at least one member and that the authorized number of directors may be fixed in the corporation’s certificate of incorporation or by-laws. The GM by-laws provide that the number of directors will be determined by resolution of the GM board of directors. The total number of directors will not be less than 10 nor more than 20. There are currently 10 members of the GM board of directors. The GM board of directors is unclassified.

      Hughes Common Stock. Hughes will be subject to the provisions of the Delaware General Corporation Law and, as a result, its board of directors will consist of at least one member and the authorized number of directors may be fixed by or in the manner provided in the new Hughes certificate of incorporation or by-laws. The new Hughes by-laws will indicate that the number of directors will be determined by a resolution by the Hughes board of directors, but shall at no time be less than 11. The initial board of directors of Hughes will have 11 directors. The Hughes board of directors will be divided into three classes, with one class initially having three directors and two classes initially having four directors, serving staggered terms. Therefore, one class of directors will have a term ending at the first Hughes annual meeting after the completion of the transactions, one class of directors will have a term ending at the second Hughes annual meeting after the completion of the transactions and one class of directors will have a term ending at the third Hughes annual meeting after the completion of the transactions.

      News Corporation Preferred ADSs. Under Australian law, board composition is largely provided for in a company’s constitution, although a public company must have at least 3 directors (not counting alternate directors), two of whom must be Australian residents. News Corporation’s constitution provides that the board of directors will be comprised of not less than 5 directors unless the shareholders determine otherwise in a general meeting. News Corporation’s constitution provides that at every annual general meeting one third of the directors other than the managing director, or if the number of directors is not a multiple of three, the number nearest to but not exceeding one-third of the directors, shall retire and be eligible for reelection.

      The directors who must retire are those who have held office for the longest time since being elected or re-elected. The managing director is not required to retire by rotation. Any director who has been appointed by the directors to fill a casual vacancy on the board of directors or as an additional director is also required to retire at the next general meeting following his or her appointment and is eligible for re-election at that meeting. Such a director and the managing director are not taken into account in deciding the number or identity of the one-third of directors who must retire by rotation.

      Except for the managing director, a director may not hold office for a period in excess of three years; or after the third annual general meeting following his or her appointment, (whichever occurs later) without submitting for re-election.

      There are currently 15 members of the News Corporation board of directors.

Removal of Directors

      GM Class H Common Stock. Under the Delaware General Corporation Law, in general, a director may be removed from office by the affirmative vote of a majority of the shares entitled to vote at an election of directors.

      Hughes Common Stock. Hughes will be subject to the provisions of the Delaware General Corporation Law and, as a result, in general, a director on the Hughes board of directors may be removed from office by the affirmative vote of a majority of the shares entitled to vote at an election of directors. However, a director of Hughes may be removed by the stockholders only for cause. In addition, the new Hughes certificate of incorporation will provide that any director shall be automatically removed from office upon such director ceasing to meet any required qualifications for directors contained in the new Hughes by-laws.

      News Corporation Preferred ADSs. Australian law allows shareholders to remove any director of a public company by an ordinary resolution at a general meeting. News Corporation’s constitution provides that the office of director may be vacated on grounds of:

•	mental disorder;

•	ceasing to hold an executive office; or

•	continual absence from board of directors meetings for a period of six months without leave of absence from the board.

Vacancies in the Board of Directors

      GM Class H Common Stock. The Delaware General Corporation Law generally provides that all vacancies on the board of directors, including vacancies caused by an increase in the number of authorized directors, may be filled by a majority of the remaining directors even if they constitute less than a quorum, unless otherwise provided in the certificate of incorporation or by-laws. The GM by-laws provide that any vacancy occurring in the GM board of directors for any cause may be filled by a majority of the remaining members of the GM board of directors, even though such majority is less than a quorum.

      Hughes Common Stock. Hughes will be subject to the provisions of the Delaware General Corporation Law and, as a result, all vacancies on the Hughes board of directors, including vacancies caused by an increase in the number of authorized directors, may be filled by a majority of the remaining directors even if they constitute less than a quorum, unless otherwise provided in the certificate of incorporation or the by-laws. The new Hughes certificate of incorporation and by-laws will provide that any vacancy on the Hughes board of directors may be filled by the affirmative vote of a majority of all the directors then in office, even if less than a quorum, or by a duly appointed committee of the board of directors, or in any other manner prescribed by the board of directors, but, in any event, not by the stockholders. Directors so appointed will hold office for the remainder of the relevant term until a successor is elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal from office.

      News Corporation Preferred ADSs. Under News Corporation’s constitution, News Corporation may, by ordinary resolution of its shareholders, appoint a person who has been nominated in advance and is willing to be a director either to fill a vacancy or as an additional director. News Corporation’s board of directors may also appoint a director to fill a vacancy or as an additional director, so long as such appointment will only last until the next following general meeting of News Corporation where the director may be re-elected. No person is eligible for appointment as director unless:

•	the nominee is a director retiring at a meeting;

•	the nominee has been recommended by the board of directors; or

•	notice of the nomination is given by a shareholder to the company on or before the 30th business day before the meeting.

Indemnification and Limitation of Liability of Directors and Officers

      GM Class H Common Stock. Under Section 145 of the Delaware General Corporation Law, GM is empowered to indemnify its directors and officers in the circumstances provided under Section 145.

      In addition, and as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the GM restated certificate of incorporation provides that a director of GM will not be personally liable to GM or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time:

•	for any breach of the director’s duty of loyalty to GM or its stockholders;

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

      Under Article V of its by-laws, GM, subject to certain limitations, is required to indemnify and advance expenses to every director and officer in the manner and to the full extent permitted by applicable law against any and all amounts reasonably incurred by or on behalf of such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such director or officer was or is made or is threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director or officer of the company, or is or was serving at the request of the company as a director, officer, employee, fiduciary or member of any other corporation, partnership, joint venture, trust, organization or other enterprise.

      GM is insured against liabilities which it may incur by reason of Article V of its by-laws. In addition, directors and officers are insured, at GM’s expense, against some liabilities which might arise out of their employment and not be subject to indemnification under Article V of the GM by-laws.

      Hughes Common Stock. Hughes will be empowered to indemnify its directors and officers in the circumstances provided under Section 145 of the Delaware General Corporation Law.

      In addition, and as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the new Hughes certificate of incorporation will provide that a director of Hughes will not be personally liable to Hughes or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time:

•	for any breach of the director’s duty of loyalty to Hughes or its stockholders;

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

      Under the new Hughes certificate of incorporation, subject to certain limitations, Hughes will be required to indemnify and advance expenses to every director and officer to the fullest extent authorized by the Delaware General Corporation Law against all expenses and amounts actually and reasonably incurred by or on behalf of such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was or had agreed to become or is alleged to have been, a director or officer of Hughes, is or was serving, or had agreed to serve or is alleged to have served at the request of or to further the interests of Hughes as a director, officer, manager, partner or trustee of, or in a similar capacity for, another corporation or any limited liability company, partnership, joint venture or the enterprise, including any employee benefit plan of Hughes or any of its affiliates and any charitable or not-for-profit enterprise.

      The new Hughes certificate of incorporation will permit Hughes to purchase and maintain insurance, at its expense, to protect any current or former director or officer of Hughes.

      News Corporation Preferred ADSs. Under Australian law, a company may not indemnify a person against any liability to the company or a related body corporate incurred as an officer or auditor of the company. Australian law does not prohibit a company from indemnifying a person from liability to any other person incurred as an officer or auditor of the company, except liability which arises out of conduct involving a lack of good faith and certain penalty or compensation orders. Australian law does not prohibit a company from indemnifying a person for legal costs incurred as a director or officer of the company except legal costs which are incurred in:

•	defending criminal proceedings in which the person is found guilty;

•	defending or resisting certain compensation orders which the person is required to pay;

•	connection with proceedings for relief to that person which are denied; or

•	defending or resisting certain proceedings orders if the grounds for those proceedings are established.

      News Corporation’s constitution provides that News Corporation:

•	must indemnify its directors, principal executive officers and secretaries to the extent permitted by the relevant statutory provisions; and

•	may indemnify any auditor, employee or other officer of the company or any subsidiary of the company (including a director, principal executive officer or secretary of such subsidiary) where its board of directors considers it appropriate to do so.

      The Australian Corporations Act permits a company or any related body corporate to purchase and maintain insurance on behalf of present and past directors, other officers or auditors of the company against any liability (other than legal costs) except liability which arises out of conduct involving a willful breach of duty, the improper use of information acquired by virtue of his or her position, or the improper use of his or her position, to gain an advantage for himself or herself or any other person, or to cause detriment to the company. News Corporation’s constitution permits the board of directors to authorize the purchase and maintenance of such insurance on behalf of the current and former directors, principal executive officers, secretaries and auditors of News Corporation or any subsidiary, and any insurance on behalf of other employees of News Corporation or a subsidiary.

Anti-Takeover Statutes

      GM Class H Common Stock. Under the business combination statute of the Delaware General Corporation Law, which is Section 203 of the Delaware General Corporation Law, a corporation is prohibited from engaging in any business combination with an interested stockholder who, with or through its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within a three-year period did own, 15% or more of the corporation’s voting stock for a three-year period following the time the stockholder became an interested stockholder, unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

      Business combinations generally include:

•	mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

•	specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

      The provisions of this business combination statute do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or by-laws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on the Nasdaq or held of record by more than 2,000 stockholders.

      Because GM has voting securities listed on the NYSE and has not adopted any provision in its restated certificate of incorporation to “opt-out” of this business combination statute, the statute is applicable to business combinations involving GM.

      Hughes Common Stock. Because the new Hughes certificate of incorporation will include a provision “opting out” of the business combination statute of the Delaware General Corporation Law described at “— GM Class H Common Stock” above, that statute will not apply to business combinations involving Hughes.

      News Corporation Preferred ADSs. Australian law provides that if any person or its associate has or ceases to have 5% of the total voting power in a company listed in Australia (power that arises by owning the voting shares in the company) (which is referred to as a “substantial shareholding”) or there is a movement of more than 1% in a substantial shareholding, the person must provide certain detailed information about their substantial shareholding to the company and to each Australian securities exchange on which the company is listed within 2 business days after they become aware of the information.

      Australian law also places restrictions on a person acquiring interests in voting shares in a company listed in Australia such that the person’s or someone else’s voting power in the company increases from 20% or below to more than 20% or from a starting point that is above 20% and below 90%. Generally, such acquisitions cannot be made unless the person does not acquire more than 3% of the voting shares of the target in any six month period, the acquisition is made with shareholder approval or the acquisition is made pursuant to a takeover bid under the Australian Corporations Act. Takeover bids must treat all shareholders of the target company alike and must not involve any collateral benefits. Various restrictions about conditional offers exist and there are also substantial restrictions concerning the withdrawal and suspension of offers.

      News Corporation’s constitution also provides that a person may not offer to acquire, procure any offer to acquire or acquire any Ordinary Shares or Preferred Ordinary Shares under a takeover scheme or announcement or other general offer (as defined in News Corporation’s constitution) for such shares unless: the takeover scheme or announcement or other offer relates to Ordinary Shares and Preferred Ordinary Shares; or contemporaneous offers are made for Ordinary Shares and Preferred Ordinary Shares; and the terms of the offer are comparable (as that term is used in News Corporation’s constitution). In accordance with section 140 of the Australian Corporations Act, such a provision in a company’s constitution has the effect of a contract under seal between the company and each member, between the company and each of its directors or secretaries and between each of the members as between themselves, under which each of them agrees to observe and perform those provisions applicable to them as in force for the time being. As long as that provision remains in News Corporation’s constitution, it may be enforced by and against such persons to the extent permitted by section 140. News Corporation’s constitution does not affect the operation of those provisions of the Australian Corporations Act or the Foreign Acquisitions and Takeovers Act which control the acquisition of shares in the company and regulate takeover bids.

Stockholders Rights Agreement; Excess Stock Provision

      GM Class H Common Stock. GM currently has not adopted a stockholder rights agreement.

      Hughes Common Stock. Hughes does not currently intend to adopt a stockholder rights agreement prior to or immediately after the completion of the transactions.

      The excess stock provision will provide that no person may acquire any shares of Hughes capital stock during the first year after the completion of the transactions if the acquisition will result in any such person (together with other persons treated as related to such person under the new Hughes certificate of incorporation) holding 10% or more of Hughes. This restriction will not apply to News Corporation’s acquisition of 34% of Hughes in the transactions but will prevent News Corporation (and other persons treated as related to News Corporation under the new Hughes certificate of incorporation) from acquiring additional shares of Hughes capital stock for one year after completion of the transactions. This provision is designed to protect Hughes and its stockholders from liability for potential adverse tax effects from certain changes in the ownership of Hughes and from the potential adverse impact of a third party seeking to acquire control of Hughes at a lower price than might be available due to the fact that News Corporation and its affiliates, in order to preserve the tax-free status of the Hughes split-off share exchange, would not be permitted to acquire additional shares of Hughes during the one-year duration of the excess stock provision and thus would not be able to offer a higher price or cause the third party to offer a higher price to Hughes’ stockholders. In addition, the excess stock provision was included in the new Hughes certificate of incorporation in order to induce News Corporation to enter into the agreements relating to the transactions since, during the negotiation of the transaction agreements, News Corporation informed GM and Hughes that it was not willing to agree to the transactions unless the transaction agreements prohibited third parties from acquiring substantial blocks of Hughes capital stock during the period that News Corporation was contractually prohibited from acquiring additional shares of Hughes capital stock. This provision could have the effect of delaying, deferring or preventing a change of control of Hughes during the first year after the completion of the transactions. For more information, see “Hughes Capital Stock— Restrictions on Ownership; Conversion into Excess Stock.”

      News Corporation Preferred ADSs. News Corporation has not adopted a stockholder rights agreement.

Appraisal Rights

      GM Class H Common Stock. The Delaware General Corporation Law provides that dissenting stockholders have appraisal rights in connection with specified mergers and consolidations, provided the stockholder complies with certain procedural requirements. However, unless otherwise provided in the certificate of incorporation, and except as otherwise provided in the Delaware General Corporation Law, this right to demand appraisal does not apply to stockholders if a vote of stockholders of such corporation is not required to authorize the merger or consolidation.

      In addition, except as otherwise provided in the Delaware General Corporation Law, the right to demand appraisal does not apply if the shares held by the stockholders are of a class or series listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD or are held of record by more than 2,000 stockholders, in each case on the record date set to determine the stockholders entitled to vote on the merger or consolidation.

      Notwithstanding the above, appraisal rights are available for the shares of any class or series of stock of a Delaware corporation if the holders thereof are required by the terms of an agreement of merger or consolidation to accept for their stock anything except:

•	shares of stock of the surviving corporation;

•	shares of stock of any other corporation which at the effective date of the merger or consolidation will be listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD or held of record by more than 2,000 stockholders;

•	cash in lieu of fractional shares described in either of the above; or

•	any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above.

      GM common stockholders are not entitled to appraisal rights in connection with transactions. For more information, see “Summary— No Appraisal Rights.”

      Hughes Common Stock. Hughes common stockholders will not be entitled to appraisal rights in connection with the transactions. After the transactions, however, Hughes common stockholders will be entitled to appraisal rights with respect to certain types of transactions in accordance with the provisions of the Delaware General Corporation Law, as described at “— GM Class H Common Stock” above.

      News Corporation Preferred ADSs. Australian law generally does not provide for appraisal rights. Dissenters under a scheme of arrangement will be bound by the decision of the majority (50% by number and 75% of the votes cast on the resolution) of holders of shares in the relevant class. However, a dissenting shareholder whose rights are subject to compulsory acquisition following a takeover may appeal to a court for an order that his or her shares not be acquired if the dissenter can prove he or she has been treated unfairly.

Annual Meeting; Special Meetings of Stockholders

      GM Class H Common Stock. The GM by-laws provide that the annual meeting of GM stockholders for the election of directors, ratification or rejection of the selection of auditors and the transaction of such other business as may properly be brought before the meeting is held on the first Tuesday in June in each year, or on such other date and such place and time as the Chairman of the GM board of directors or the GM board of directors designates.

      Under the GM by-laws, special meetings of stockholders may be called by the GM board of directors or the Chairman of the GM board of directors at such place, date and time and for such purpose or purposes as are set forth in the notice of such meeting.

      If a quorum is not present at any annual or special meeting of the GM stockholders, the meeting may be adjourned from time to time until a quorum shall attend. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each GM stockholder of record entitled to vote at the meeting.

      Hughes Common Stock. The new Hughes by-laws will provide that the annual meeting of Hughes stockholders for the election of directors, ratification or rejection of the selection of auditors and the transaction of other business as may properly be brought before the meeting is to be held on such date and at such a place and time as the Hughes board of directors designates. A Hughes stockholder who wants to bring business before, or nominate directors for election at, an annual meeting of stockholders generally must deliver written notice to Hughes not less than 120 days but not more than 150 days prior to the first anniversary of the date on which Hughes first mailed its proxy materials for the preceding year’s annual meeting of stockholders.

      Under the new Hughes by-laws, special meetings of stockholders may be called by the Hughes board of directors or the Chairman of the Hughes board of directors or any stockholder who beneficially owns 10% or more of Hughes capital stock then outstanding with the requisite voting power at such place, date and time and for such purpose or purposes as are set forth in the notice of such meeting.

      If a quorum is not present at any annual or special meeting of the Hughes stockholders, the meeting may be adjourned from time to time until a quorum shall attend.

      News Corporation Preferred ADSs. Under Australian law, an annual meeting of a public corporation’s members is required to be held within 5 months after the end of each financial year. Directors may call a meeting of shareholders when they deem a meeting necessary or appropriate. Under the Australian Corporations Act, at least 28 days’ notice must be given of a meeting of News Corporation’s shareholders. A general meeting may also be called when the directors are required to do so by shareholders holding at least 5% of the total votes that may be cast at the general meeting or by at least 100 shareholders who are entitled to vote at a general meeting.

      Ordinary resolutions require a simple majority of votes cast by those present and voting personally or by representative, proxy or attorney. Special resolutions require a three-quarters majority of votes cast by those present and voting personally or by representative, proxy or attorney.

Advance Notice to Stockholders

      GM Class H Common Stock. Under the Delaware General Corporation Law, a written notice stating the place, if any, date and hour of the stockholder’s meeting, the means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting. If mailed, notice will be deemed to be given when deposited in the U.S. mail and directed to the stockholder at his address as it appears on the records of the corporation, with postage prepaid.

      In addition, any notice to stockholders given by a corporation under the Delaware General Corporation Law, the certificate of incorporation or by-laws shall be effective if given by a form of electronic transmission consented to by the stockholder by written notice to the corporation.

      Under the GM by-laws, written notice of each meeting of stockholders will be given by the Chairman of the GM board of directors or the Secretary in compliance with the provisions of the Delaware General Corporation Law.

      Hughes Common Stock. Hughes will be subject to the provisions or the Delaware General Corporation Law and, as a result, a written notice stating the place, if any, date and hour of the stockholder’s meeting, the means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting. If mailed, notice will be deemed to be given when deposited in the U.S. mail and directed to the stockholder at his address as it appears on the records of the corporation, with postage prepaid.

      In addition, any notice to stockholders given by a corporation under the Delaware General Corporation Law, the certificate of incorporation or the by-laws shall be effective if given by a form of electronic transmission consented to by the stockholder by written notice to the corporation.

      News Corporation Preferred ADSs. Under the Australian Corporations Act, a written notice stating the place, date and hour of the shareholder’s meeting and, if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting, the nature of any business to be transacted at the meeting, the wording of any special resolutions intended to be proposed at the meeting and a description of the shareholders rights to appoint a proxy must be given to each shareholder entitled to vote at the meeting and each director of News Corporation 28 days before the date of the meeting. Notice need only be given to one member of a joint membership.

      Notice may be given personally, by mail, by fax or electronic address (where the shareholder has elected to receive notices in such fashion) or by serving the notice on a member’s attorney (if such attorney has been specified by the member for that purpose). A notice sent by mail is taken to be effected on the day after the date of its posting and, in other cases, the time at which the letter would be delivered in the ordinary course of the post. A notice of fax or other electronic means is taken to be effected on the day it was sent.

      The names of the candidates for election as directors must be included in the notice if the business of a general meeting includes the election of directors. News Corporation’s constitution requires notice of any nomination of a person for election as a director, other than a director retiring and seeking re-election or a person recommended by the directors, to be given to it on or before the 30th business day before the meeting at which the director is to be elected.

      A special notice period of two months is required in certain circumstances such as a resolution for the removal of a director or an auditor of a company.

Stockholder Action by Written Consent

      GM Class H Common Stock. The Delaware General Corporation Law provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or a special meeting of stockholders may be taken without a meeting if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders. The GM restated certificate of incorporation is silent with respect to a stockholder’s ability to act by written consent, and accordingly, GM stockholders may act by written consent in the manner permitted by the Delaware General Corporation Law. In fact, the requisite GM common stockholder approval of the matters relating to the transactions being sought by this document is pursuant to action by written consent of GM common stockholders in accordance with the applicable provisions of the Delaware General Corporation Law.

      Hughes Common Stock. The new Hughes certificate of incorporation will permit Hughes stockholders to act by written consent in the manner specified in the new Hughes certificate of incorporation and as permitted by the Delaware General Corporation Law.

      News Corporation Preferred ADSs. The Australian Corporations Act does not provide a procedure for shareholders in a public corporation to pass a resolution without holding a general meeting. However, under Section 7(2) of News Corporation’s constitution, three-fourths of the holders of the issued shares in a class of shares may consent in writing to a variation of the rights attached to shares in that class if a resolution proposing a variation of such rights does not obtain the necessary majority at a separate general meeting of such shareholders. Furthermore, under Australian law and News Corporation’s constitution, a member may appoint a proxy to vote that member’s shares.

Record Date

      GM Class H Common Stock. Under the GM by-laws, which follow the Delaware General Corporation Law, the GM board of directors may fix a record date for purposes of determining stockholders entitled to vote at meetings or express consent to corporate action, receive dividends or participation in other actions. Any such record date cannot precede the date upon which the resolution fixing the record date is adopted by the GM board of directors and:

•	in the case of determination of GM stockholders entitled to vote at any meeting of GM stockholders or adjournment thereof, such record date will not be more than 60 nor less than 10 days before the date of such meeting;

•	in the case of determination of GM stockholders entitled to express consent to corporate action in writing without a meeting, such record date will not be more than 10 days from the date upon which the resolution fixing the record date is adopted by the GM board of directors; and

•	in the case of any other action, such record date will not be more than 60 days prior to such other action.

      Hughes Common Stock. Hughes will be subject to the provisions of the Delaware General Corporation Law and, as a result, the Hughes board of directors may fix a record date for purposes of determining stockholders entitled to vote at meetings or express consent to corporate action, receive dividends or participate in other actions. Any such record date cannot precede the date upon which the resolution fixing the record date is adopted by the Hughes board of directors and:

•	in the case of determination of Hughes stockholders entitled to vote at any meeting of Hughes stockholders or adjournment thereof, such record date will not be more than 60 nor less than 10 days before the date of such meeting;

•	in the case of determination of Hughes stockholders entitled to express consent to corporate action in writing without a meeting, such record date will not be more than 10 days from the date upon which the resolution fixing the record date is adopted by the Hughes board of directors; and

•	in the case of any other action, such record date will note be more than 60 days prior to such other action.

      News Corporation Preferred ADSs. The Business Rules of the Australian Securities Clearing House and the Listing Rules of the Australian Stock Exchange specify the requirements to be observed by News Corporation when setting a record date with respect to the declaration of dividends, the issue of new shares or other corporate actions.

      In the case of a bonus issue or pro rata issue, the record date must be at least 7 business days after the latest to occur of:

•	News Corporation providing the Australian Stock Exchange with its application for quotation of the new securities;

•	News Corporation providing the Australian Securities and Investments Commission with a disclosure document for the new securities (if required); and

•	shareholders approving the issue of new securities (if required).

      In the case of the declaration of a dividend or corporate action, the record date must be at least 7 business days after News Corporation announces the setting of a record date with respect to the dividend or corporate action, as the case may be.

      The Australian Corporations Act entitles the convenor of a meeting of shareholders to determine that, for the purposes of the meeting, News Corporation’s shares are taken to be held by the persons who held them at a specified time prior to the meeting. The specified time must be either:

•	on a day which is not a trading day;

•	at the end of the days trading on the trading day immediately prior to the meeting; or

•	at the end of the days trading on the day which is 2 trading days prior to the meeting; and in any event is no more than 48 hours before the meeting. The specified time must be particularized in the notice of meeting given to shareholders.

      Legal title to the shares must be held at the time specified by the convenor in order to be taken to be the holder of those shares for the purposes of the meeting. As trading in News Corporation’s shares on the Australian Stock Exchange settles 3 business days after the relevant trade takes places, shares must be held at least 3 business days prior to the time specified by the convenor of the meeting of shareholders in order to be entitled to vote at the meeting.

      Whenever:

•	the depositary receives notice of the fixing of a record date by News Corporation for the determination of holders of News Corporation’s Preferred Ordinary Shares or other deposited securities entitled to receive any cash dividend, cash or non-cash distribution, or any rights to be issued with respect to the Preferred Ordinary Shares or other deposited securities;

•	the depositary receives notice of any meeting of holders of the Preferred Ordinary Shares or other deposited securities; or

•	upon such other circumstances as are specified in the deposit agreement,

the depositary will, after consultation with News Corporation if practicable, fix a record date (which, where applicable, will be as close as practicable to the date corresponding to the record date fixed by News Corporation in respect of the Preferred Ordinary Shares) for determining the Preferred ADR holders who will be entitled to:

•	receive such dividend, distribution or rights, or the net proceeds of the sale thereof; or

•	to give instructions for the exercise of voting rights at any such meeting or to take such other action.

      Subject to the provisions of the deposit agreement, the record Preferred ADR holders at the close of business on the record date fixed by the depositary will be entitled to:

•	receive the amount distributable by the depositary with respect to such dividend or distribution or rights or the net proceeds of the sale thereof; or

•	give voting instructions for the exercise of such voting rights;

in proportion to the number of News Corporation Preferred ADSs held by them.

Stock Exchange Listing

      GM Class H Common Stock. GM Class H common stock is listed on the NYSE under the symbol “GMH.”

      Hughes Common Stock. Hughes has applied for the listing of the Hughes common stock on the NYSE under the symbol “HS.”

      News Corporation Preferred ADSs. News Corporation’s Preferred Ordinary Shares are listed on the Australian Stock Exchange. The Australian Stock Exchange presently constitutes the principal non-U.S. trading market for the Preferred Ordinary Shares.

      In the United States, News Corporation Preferred ADSs, each representing four Preferred Ordinary Shares, are listed on the NYSE and traded under the symbol “NWS.A.” In accordance with the rules of the NYSE, the Preferred Ordinary Shares are also listed on NYSE solely in connection with the listing of the News Corporation Preferred ADSs and without the ability to trade.

Form of Stock Ownership

      GM Class H Common Stock. GM Class H common stock is registered in book-entry form through the direct registration system. Under this system, unless a GM Class H common stockholder requests a physical stock certificate, ownership of GM Class H common stock is reflected in account statements periodically distributed to GM Class H common stockholders by EquiServe Trust Company, N.A., GM’s transfer agent, who holds the book-entry shares on behalf of GM Class H common stockholders. However, any stockholder who wishes to receive a physical stock certificate evidencing his or her shares may at any time obtain a stock certificate at no charge by contacting GM’s transfer agent.

      Hughes Common Stock. The Hughes common stock will be issued initially in book-entry form through the direct registration system. Under this system, unless a Hughes common stockholder requests a physical stock certificate, ownership of Hughes common stock is reflected in account statements periodically distributed to Hughes common stockholders by Hughes’ transfer agent, who will hold the book-entry shares on behalf of Hughes common stockholders. However, any holder of Hughes common stock who wishes to receive a physical stock certificate evidencing his or her shares of Hughes common stock may at any time obtain a stock certificate at no charge by contacting Hughes’ transfer agent.

      News Corporation Preferred ADSs. News Corporation Preferred ADSs are represented by American Depositary Receipt certificates.

SHARES ELIGIBLE FOR FUTURE SALE

The Transactions

      Shares of Hughes common stock and News Corporation Preferred ADSs issued to GM Class H common stockholders pursuant to the transactions will be freely transferable, except for shares received by persons who may be deemed to be “affiliates” of the parties to the transactions under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with a person. Affiliates may sell their shares of Hughes common stock and News Corporation Preferred ADSs only pursuant to an effective registration statement under the Securities Act covering the resale of those shares, an exemption under Rule 145(d) of the Securities Act or any other applicable exemption under the Securities Act. We expect that the exemption under Rule 145(d) of the Securities Act will be available for resales of the shares of the Hughes common stock and News Corporation Preferred ADSs issued in the transactions by most of the affiliates immediately following the completion of the transactions. The registration statements of Hughes and News Corporation on Form S-4 and Form F-4, respectively, of which this document constitutes a part, do not cover the resale of Hughes common stock or News Corporation Preferred ADSs held by affiliates after the transactions.

      Certain executive officers, directors and employees of GM and its subsidiaries hold GM Class H common stock, including through employee benefit plans. To the extent that any of such persons are not affiliates or otherwise restricted, these persons generally will be able to transfer such shares of Hughes common stock and News Corporation Preferred ADSs they receive in the transactions without restriction.

Hughes Common Stock

      GM Employee Benefit Plans. On June 12, 2000, GM contributed a total of 60,500,000 shares of GM Class H common stock to: a Sub-Trust of the General Motors Welfare Benefit Trust, a voluntary employees’ beneficiary association trust, which we refer to as the “GM VEBA,” and the General Motors Special Hourly Employees Pension Trust, established under the General Motors Hourly-Rate Employees Pension Plan. On June 30, 2000, the GM board of directors paid a three-for-one stock split on the GM Class H common stock. On March 12, 2003, GM contributed an additional 11,000,000 shares of GM Class H common stock to the General Motors Special Hourly Employees Pension Trust, an additional 41,000,000 shares of GM Class H common stock to the GM VEBA and 97,200,000 shares of GM Class H common stock to the General Motors Special Salaried Employees Pension Trust, established under the General Motors Retirement Program for Salaried Employees. In addition to the contributions described above, GM’s employee benefit plans, from time to time, also invest in funds that hold shares of GM Class H common stock. As of July 31, 2003, these GM employee benefit plans held approximately 332.8 million shares of GM Class H common stock. After the transactions, these GM employee benefit plans would hold approximately 19.8% of the outstanding Hughes common stock, and assuming that they receive all News Corporation Preferred ADSs (rather than cash) for their shares of Hughes common stock exchanged in the News stock acquisition and that the average closing price of News Corporation Preferred ADSs is $26.1647, which was the average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including August 18, 2003, approximately 5.2% of the outstanding News Corporation Preferred ADSs.

      The shares of GM Class H common stock contributed to the GM employee benefit plans are subject to an agreement that will provide the plans with registration rights with respect to the shares of Hughes common stock that they will receive in respect of those contributed shares as a result of the transactions. That agreement also will regulate the manner in which those shares may be transferred. The following description summarizes the material terms of that agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the actual text of the form of registration rights agreement, which has been incorporated by reference as an exhibit to the registration statements of which this document is a part. While the parties to this agreement are currently GM and the GM employee benefit plans, Hughes will succeed to most of the rights and obligations of GM under the agreement after the transactions.

      This agreement provides that:

•	The GM employee benefit plans will be permitted to transfer their shares of Hughes common stock only in certain specified types of transactions and under certain circumstances, including public offerings and negotiated transactions, whether registered with the SEC or not.

•	The GM employee benefit plans will together have the right to engage in two registered or unregistered underwritten public offerings or negotiated transfers of their shares of Hughes common stock in any twelve-month period until June 12, 2004 and three times in any 12-month period thereafter for the duration of the agreement. Subject to certain limitations, Hughes will have the right to postpone the filing or effectiveness of any registration or the making of negotiated transfers by the GM employee benefit plans at any time that Hughes determines that such action would interfere with any proposal or plan by Hughes to engage in any material transaction or would require Hughes to make a public disclosure of material information which was previously non-public.

•	The GM employee benefit plans will be prohibited from making a negotiated transfer of Hughes common stock to certain persons who are or who as a result of the transfer would become holders of more than 5% of the then outstanding Hughes common stock or in blocks of more than 2% of the then outstanding Hughes common stock. Additionally, the underwriters in any registered offerings of the GM employee benefit plans’ shares will agree to use their reasonable best efforts to make a broad public distribution of those shares and not to sell those shares in blocks of more than 2% of the then outstanding Hughes common stock.

•	Prior to Hughes registering any offering of shares of Hughes common stock with the SEC, Hughes will be required to notify the GM employee benefit plans of its intent to do so and, subject to certain exceptions and volume limitations, add to that offering as many shares of Hughes common stock held by the GM employee benefit plans as they request.

      In addition, the GM employee benefit plans are subject to an agreement with GM that will, in general, prohibit them from transferring their shares of Hughes common stock for at least one year following the completion of the transactions.

      PRIMESTAR. In connection with Hughes’ acquisition of PRIMESTAR in April 1999, GM issued 4,871,448 shares of restricted Class H common stock to PRIMESTAR. After this acquisition, PRIMESTAR changed its name to Phoenixstar, Inc. The following description summarizes the material terms of the registration rights agreement between GM and Phoenixstar. While the parties to this agreement are currently GM and Phoenixstar, Hughes will succeed to the rights and obligations of GM under the agreement after the transactions.

      Under the registration rights agreement, Phoenixstar will have the right to demand registration under the Securities Act of the shares of its Hughes common stock subject to certain limitations. Hughes will not be required to register any shares that can be sold publicly without registration. In addition, Hughes will have the right to delay any registration demanded by Phoenixstar for up to 90 days in any 12-month period if that registration could materially interfere with its business activities or plans. In addition, Hughes will not be required to register any shares for 30 days prior to the anticipated completion of a public offering by Hughes of its securities and 90 days after the completion of the public offering where, in the good faith judgment of the managing underwriters, the registration would have an adverse effect on the offering or if registration is prohibited by law.

      We do not currently believe that Hughes will be required to register any shares of Hughes common stock held by Phoenixstar following the transactions.

News Corporation Preferred ADSs

      General Motors. After the transactions, assuming that GM receives all News Corporation Preferred ADSs (rather than cash) in connection with the GM/News stock sale in exchange for the variable price shares (that is, 20% of its retained interest in Hughes) and that the average closing price of News Corporation

Preferred ADSs is $26.1647, which was the average of the volume weighted average prices per News Corporation Preferred ADS over the 20 consecutive trading days ending on and including August 18, 2003, GM would hold approximately 4.9% of the outstanding News Corporation Preferred ADSs. GM and News Corporation have entered into an agreement that would provide GM certain registration rights relating to any News Corporation Preferred ADSs it may receive in the GM/News stock sale. The following description summarizes the material terms of that agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the actual text of the registration rights agreement, which has been filed as an exhibit to the registration statements of which this document is a part.

      Under the registration rights agreement, GM will have the right to demand registration under the Securities Act of its News Corporation Preferred ADSs subject to certain limitations. Except in connection with any such registration which is requested by GM within 30 days following the completion of the transactions, News Corporation will have the right to delay the filing of any registration demanded by GM for up to 180 days if its board of directors determines that the filing would be materially detrimental to News Corporation. Prior to News Corporation registering certain offerings (whether initiated by News Corporation or any News Corporation stockholder) of News Corporation Preferred ADSs or certain other shares of its capital stock under the Securities Act, News Corporation will be required to notify GM of its intent to do so and, subject to certain limitations, add to that offering as many News Corporation Preferred ADSs held by GM as it requests.

      Kingdom 5-KR-63. Kingdom 5-KR-63, Ltd. acquired approximately 8 million News Corporation Preferred ADSs pursuant to a stock purchase transaction in July 1999. To the knowledge of News Corporation, Kingdom 5-KR-63 still owns such News Corporation Preferred ADSs and assuming the issuance of all News Corporation Preferred ADSs (rather than cash) to GM Class H common stockholders for the exchanged shares and GM for the variable price shares as part of the transactions, Kingdom 5-KR-63 will hold approximately 1.3% of the outstanding News Corporation Preferred ADSs after the transactions. The following description summarizes the material terms of the registration rights agreement between News Corporation and Kingdom 5-KR-63.

      Under the registration rights agreement, Kingdom 5-KR-63 has the right to demand registration under the Securities Act of its News Corporation Preferred ADSs subject to certain limitations. News Corporation will have the right to delay the filing of any registration demanded by Kingdom 5-KR-63 for up to 180 days if its board of directors determines that the filing would be materially detrimental to News Corporation. Prior to News Corporation registering certain offerings (whether initiated by News Corporation or any News Corporation stockholder) of News Corporation Preferred ADSs, News Corporation will be required to notify Kingdom 5-KR-63 of its intent to do so and, subject to certain limitations, add to that offering as many News Corporation Preferred ADSs held by Kingdom 5-KR-63 as it requests.

      Liberty Media Corporation. Liberty Media Corporation has acquired News Corporation Preferred ADSs through a variety of transactions previously described in News Corporation’s public filings. Liberty Media is party to two registration rights agreements with News Corporation, dated July 15, 1999 and December 3, 2001. To the knowledge of News Corporation, Liberty Media is the beneficial owner of approximately 234 million News Corporation Preferred ADSs as of May 30, 2003 and assuming the issuance of all News Corporation Preferred ADSs (rather than cash) to GM Class H common stockholders for the exchanged shares and GM for the variable price shares as part of the transactions, Liberty Media will hold approximately 39% of the outstanding News Corporation Preferred ADSs after the transactions. The following description summarizes the material terms of the registration rights agreements between News Corporation and Liberty Media.

      Under the registration rights agreements, Liberty Media has the right to demand registration under the Securities Act of its News Corporation Preferred ADSs subject to certain limitations. News Corporation will have the right to delay the filing of any registration demanded by Liberty Media for up to 180 days if its board of directors determines that the filing would be materially detrimental to News Corporation. Prior to News Corporation registering certain offerings (whether initiated by News Corporation or any News Corporation stockholder) of News Corporation Preferred ADSs or certain other shares of its capital stock under the Securities Act, News Corporation will be required to notify Liberty Media of its intent to do so and, subject to certain limitations, add to that offering as many News Corporation Preferred ADSs held by Liberty Media as it requests.

      In addition, on March 27, 2003, News Corporation and Liberty Media Corporation announced an agreement under which Liberty Media has the right, within six months from the date of the agreement, to acquire $500 million in News Corporation Preferred ADSs at $21.50 per News Corporation Preferred ADS. Under the agreement, if Liberty Media does not exercise its right, News Corporation can require Liberty to purchase $500 million of News Corporation Preferred ADSs at $21.50 per News Corporation Preferred ADS if News Corporation acquires an interest in Hughes before March 27, 2005. News Corporation and Liberty have agreed that, if Liberty purchases News Corporation Preferred ADSs under this agreement, the parties will execute another registration rights agreement on substantially similar terms as the agreements currently in place between them.

MARKET PRICE AND DIVIDEND DATA

GM Class H Common Stock

      The GM Class H common stock is currently listed on the NYSE under the symbol “GMH.” The following table contains, for the periods indicated, the high and low sale prices per share of GM Class H common stock, as reported on the NYSE composite tape.

Calendar Year	High	Low

2001
First Quarter	$28.00	$17.90
Second Quarter	25.09	17.50
Third Quarter	21.65	11.50
Fourth Quarter	15.80	12.12
2002
First Quarter	$17.55	$12.50
Second Quarter	17.00	8.49
Third Quarter	11.25	8.35
Fourth Quarter	12.00	8.00
2003
First Quarter	$12.41	$9.40
Second Quarter	$13.56	$10.17
Third Quarter (through August 18, 2003)	$14.20	$12.74

      There were 171,443 holders of record of GM Class H common stock as of August 18, 2003, the most recent practicable date before the filing of this document.

      On April 9, 2003, the last full trading day prior to the public announcement of the signing of the principal transaction agreements among GM, Hughes and News Corporation, the closing price of GM Class H common stock was $11.48 on the NYSE.

      As of August 18, 2003, the most recent practicable date before the filing of this document, the closing price of GM Class H common stock was $13.80 on the NYSE.

      Since the completion of the Hughes restructuring transactions and the recapitalization of the GM Class H common stock in late 1997, GM has not paid dividends on the GM Class H common stock. The GM board of directors does not currently expect to pay dividends on the GM Class H common stock in the foreseeable future. Future earnings of Hughes before the completion of the transactions are expected to be retained for the development of the business of Hughes. For more information, see “GM Capital Stock.”

      GM common stockholders are urged to obtain a current market price quotation for GM Class H common stock prior to making any decision with respect to the proposals relating to the transactions.

Hughes Common Stock

      There is currently no public market for the Hughes common stock. Application has been made to list the Hughes common stock on the NYSE under the trading symbol “HS.” We cannot assure you as to the prices at which the Hughes common stock will trade. The trading price of Hughes common stock after the transactions may be less than, equal to or greater than the trading price of GM Class H common stock before the transactions.

      Following completion of the transactions, Hughes does not expect to pay dividends on the Hughes common stock in the foreseeable future.

      Shares of Hughes common stock issued in the transactions generally will be freely transferable. For more information, see “Shares Eligible for Future Sale.”

News Corporation Preferred ADSs

      The Preferred Ordinary Shares and Ordinary Shares of News Corporation are listed on the Australian Stock Exchange, which operates stock exchanges in the capital cities of each state of Australia, the London Stock Exchange and the New Zealand Stock Exchange. The Australian Stock Exchange constitutes the principal non-U.S. trading market for News Corporation Preferred Ordinary Shares and Ordinary Shares.

      In the United States, News Corporation Preferred ADSs, each representing four Preferred Ordinary Shares, and News Corporation Ordinary ADSs, each representing four Ordinary Shares, are listed on the NYSE under the symbols “NWS.A” and “NWS,” respectively. In accordance with the rules of the NYSE, News Corporation’s Ordinary Shares and Preferred Ordinary Shares are also listed on the NYSE but only for technical reasons and without trading privileges.

      The following table contains, for the periods indicated, the high and low sale prices per share of the News Corporation Preferred ADSs, as reported on the NYSE.

Calendar Year	High	Low

2001
First Quarter	$37.40	$25.70
Second Quarter	34.53	24.55
Third Quarter	34.39	19.60
Fourth Quarter	28.75	21.40
2002
First Quarter	$27.21	$20.82
Second Quarter	26.29	18.20
Third Quarter	20.92	15.09
Fourth Quarter	24.57	15.90
2003
First Quarter	$24.75	$18.66
Second Quarter	$26.88	$20.20
Third Quarter (through August 18, 2003)	$27.90	$24.78

      There were 6,472 holders of record of News Corporation Preferred ADSs as of August 18, 2003, the most recent practicable date before the filing of this document.

      On April 9, 2003, the last full trading day prior to the public announcement of the signing of the principal transaction agreements among GM, Hughes and News Corporation, the closing price of the News Corporation Preferred ADSs was $22.52 on the NYSE.

      As of August 18, 2003, the most recent practicable date before the filing of this document, the closing price of the News Corporation Preferred ADSs was $27.66 on the NYSE.

      GM common stockholders are urged to obtain a current market price quotation for News Corporation Preferred ADSs prior to making any decision with respect to the proposals relating to the transactions.

      The following table contains, for the periods indicated, the annual dividends paid per Preferred Ordinary Share of News Corporation and per News Corporation Preferred ADS. Four Preferred Ordinary Shares underlie each News Corporation Preferred ADS.

	Dividend paid per
	News Corporation		Dividend paid per
	Preferred		News Corporation
	Ordinary Share		Preferred ADS

Fiscal year ended June 30,	A$	US$(1)	US$(1)

1998	0.075	0.0470	0.1880
1999	0.075	0.0483	0.1932
2000	0.075	0.0389	0.1556
2001	0.075	0.0385	0.1540
2002	0.075	0.0389	0.1556

(1)	Dividend amounts have been translated into U.S. dollars at the Noon Buying Rates prevailing on the dates the final dividends were paid.

      The dividend levels of past years may not be indicative of future dividends.

GM CONSENT SOLICITATION MATTERS

Solicitation of Written Consent of GM Common Stockholders

Matters to be Approved

      GM is furnishing this document to all GM common stockholders in connection with its solicitation of the approval of certain matters relating to the transactions by the GM $1 2/3 par value common stockholders and the GM Class H common stockholders, each voting separately as a class and voting together as a single class based on their respective per share voting power as set forth in the GM restated certificate of incorporation. GM is seeking approval by the GM $1 2/3 par value common stockholders and the GM Class H common stockholders, voting in this manner, of an amendment to the GM restated certificate of incorporation and ratification of four matters relating to the transactions. In addition, GM is also seeking approval by the GM $1 2/3 par value common stockholders and the GM Class H common stockholders, voting in this manner, of a further amendment to the GM restated certificate of incorporation to reflect the completion of the transactions, but the completion of the transactions is not conditioned on approval of this further charter amendment.

      Matters Relating to the Transactions. The matters relating to the transactions, which the GM common stockholders are being asked to approve, include the following:

•	the approval of a proposed amendment of the GM restated certificate of incorporation in connection with the Hughes split-off share exchange as part of the Hughes split-off; and

•	the ratification of four matters relating to the transactions:

-	the new Hughes certificate of incorporation, including the excess stock provision;

-	the Hughes split-off, including the $275 million special cash dividend from Hughes to GM;

-	the GM/News stock sale; and

-	the News stock acquisition.

      Specifically, the GM $1 2/3 par value common stockholders and GM Class H common stockholders are being asked to approve the following five proposals relating to the transactions:

Proposals Relating To The Transactions

PROPOSAL 1: APPROVAL OF THE FIRST GM CHARTER AMENDMENT

This proposal is to approve an amendment to Article Fourth of the GM restated certificate of incorporation that would be filed in order to provide GM the ability to implement the Hughes split-off share exchange.

The GM charter amendment would add two important provisions to the GM restated certificate of incorporation and make certain other clarifying changes to facilitate the implementation of the transactions. As a result of these changes:

•	GM will be able to split off Hughes by exchanging one share of Hughes common stock for, and in redemption of, each outstanding share of GM Class H common stock. This would be accomplished by adding a redemption feature to the terms of the GM Class H common stock that will make the GM Class H common stock redeemable in exchange for shares of Hughes common stock on a one-share-for-one-share basis; and

•	the current provisions of the GM restated certificate of incorporation that provide for a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate under certain circumstances will not apply to the Hughes split-off share exchange. This would be accomplished by adding a provision to provide that the completion of the Hughes split-off share exchange as described in this document will not result in a recapitalization of the GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate.

      This amendment to Article Fourth of the GM restated certificate of incorporation is required in order to enable GM to complete the Hughes split-off share exchange on the proposed terms as described in this document. However, even if this amendment is approved by GM common stockholders and implemented prior to the completion of the Hughes split-off share exchange, the provisions described above will not have any effect unless and until the Hughes split-off share exchange is completed.

           PROPOSAL 2: RATIFICATION OF THE NEW HUGHES CERTIFICATE OF INCORPORATION, INCLUDING THE EXCESS STOCK PROVISION

      This proposal is to ratify the new Hughes certificate of incorporation, including the excess stock provision. This document will establish the terms of the Hughes common stock after the transactions and will implement other aspects of the transactions.

      The new Hughes certificate of incorporation will contain a number of important provisions, including the excess stock provision. The excess stock provision will provide that no person may acquire any shares of Hughes capital stock during the first year after the completion of the transactions if the acquisition will result in any such person (together with other persons treated as related to such person under the new Hughes certificate of incorporation) holding 10% or more of Hughes. This restriction will not apply to News Corporation’s acquisition of 34% of Hughes in the transactions but will prevent News Corporation (and other persons treated as related to News Corporation under the new Hughes certificate of incorporation) from acquiring additional shares of Hughes capital stock for one year after completion of the transactions. This provision is designed to protect Hughes and its stockholders from liability for potential adverse tax effects from certain changes in the ownership of Hughes and from the potential adverse impact of a third party seeking to acquire control of Hughes at a lower price than might be available due to the fact that News Corporation and its affiliates, in order to preserve the tax-free status of the Hughes split-off share exchange, would not be permitted to acquire additional shares of Hughes during the one-year duration of the excess stock provision and thus would not be able to offer a higher price or cause the third party to offer a higher price to Hughes’ stockholders. In addition, the excess stock provision was included in the new Hughes certificate of incorporation in order to induce News Corporation to enter into the agreements relating to the transactions since, during the negotiation of the transaction agreements, News Corporation informed GM and Hughes that it was not willing to agree to the transactions unless the transaction agreements prohibited third parties from acquiring substantial blocks of Hughes capital stock during the period that News Corporation was contractually prohibited from acquiring additional shares of Hughes capital stock. However, you should understand that this provision could have the effect of delaying, deferring or preventing a change of control of Hughes during the first year after the completion of the transactions.

           PROPOSAL 3: RATIFICATION OF THE HUGHES SPLIT-OFF, INCLUDING THE SPECIAL DIVIDEND

      This proposal is to ratify the Hughes split-off, including the $275 million special cash dividend from Hughes to GM, as described in this document.

      The Hughes split-off between GM and Hughes principally consists of the $275 million special cash dividend from Hughes to GM and the distribution by GM of shares of Hughes common stock to the GM Class H common stockholders, on a one-share-for-one-share basis, in redemption of and exchange for their shares of GM Class H common stock, as well as certain other separation-related arrangements between GM and Hughes, including new tax sharing arrangements between GM and Hughes that will become effective upon the completion of the transactions. As a result of the Hughes split-off, Hughes will become a publicly owned company, separate from and no longer owned by GM.

          PROPOSAL 4: RATIFICATION OF THE GM/NEWS STOCK SALE

      This proposal is to ratify the GM/News stock sale as described in this document. The GM/News stock sale consists of the sale by GM of all of the shares of Hughes Class B common stock that it owns to News Corporation’s subsidiary NPAL for, based on certain assumptions described elsewhere in this document, approximately $3.84 billion. In the GM/News stock sale, News Corporation through NPAL will acquire 80% of such shares for $14.00 cash per share and will acquire the balance in exchange for News Corporation Preferred ADSs, cash or a combination of News Corporation Preferred ADSs and cash, at the election of

News Corporation, in accordance with the terms of the stock purchase agreement. The number of News Corporation Preferred ADSs to be delivered to GM in exchange for 20% of the Hughes Class B common stock will be a function of the exchange ratio, which is based on the 20-day trailing average market value of News Corporation Preferred ADSs at the time of the GM/News stock sale, subject to a collar, as described in greater detail elsewhere in this document.

     PROPOSAL 5: RATIFICATION OF THE NEWS STOCK ACQUISITION

      This proposal is to ratify the News stock acquisition as described in this document. This transaction will be implemented by merging GMH Merger Sub, a wholly owned subsidiary of NPAL, with and into Hughes, with Hughes continuing as the surviving corporation. Pursuant to the terms of the merger agreement, (1) each share of Hughes Class B common stock (all of which will be held by News Corporation’s subsidiary NPAL as a result of the GM/News stock sale) will remain outstanding and will be converted, by virtue of the new Hughes certificate of incorporation, on a one-share-for-one-share basis, into shares of Hughes common stock immediately after the merger, (2) all the stock of GMH Merger Sub (all of which will be held indirectly by News Corporation) will be converted into a number of shares of Hughes common stock such that News Corporation will indirectly own, together with the Hughes Class B common stock acquired in the GM/News stock sale, 34% of the common equity of Hughes outstanding following the News stock acquisition and (3) each share of Hughes common stock (all of which will be held immediately prior to the merger by the former holders of GM Class H common stock) will, based on certain assumptions described elsewhere in this document, be converted into approximately 0.82335 of a share of Hughes common stock and the right to receive News Corporation Preferred ADSs, cash or a combination of cash and News Corporation Preferred ADSs, at the election of News Corporation and subject to a collar as described in greater detail elsewhere in this document.

      Proposals 2, 3, 4 and 5 seek ratification by GM common stockholders of certain matters relating to the transactions. In this context, “ratification” refers to the process of seeking GM common stockholder approval of certain matters relating to the transactions which do not, as a matter of corporation law, necessarily require GM common stockholder approval. Even though it is not required to do so, GM is submitting these matters to GM common stockholders for their approval pursuant to GM’s consent solicitation because GM believes that it is appropriate to give GM common stockholders an opportunity to consider and approve these important matters that will affect their investment in GM in significant ways. Unless GM common stockholders ratify these matters, GM will not complete the transactions, even if the other proposal relating to the transactions (that is, proposal 1 relating to the first GM charter amendment) receives the requisite GM common stockholder approval.

      In general, ratification by stockholders is effective to approve actions taken by a corporation and its board of directors, even if the actions are challenged by some of the stockholders, provided that such actions are not against public policy (such as actions involving waste, fraud or similar egregious misconduct). GM believes, therefore, that approval by GM common stockholders of the proposed amendment of the GM restated certificate of incorporation that facilitates the Hughes split-off and ratification by GM common stockholders of the new Hughes certificate of incorporation (including the excess stock provision), the Hughes split-off (including the $275 million special cash dividend from Hughes to GM), the GM/News stock sale and the News stock acquisition should extinguish any claim by such stockholders (other than for waste, fraud or similar egregious misconduct or based on lack of proper disclosure) against GM and its directors based on these transactions, including a claim alleging unfairness of these transactions to either or both classes of GM common stockholders or alleging any deficiency in the process of developing the terms of these transactions or the GM board of directors’ consideration or approval of these transactions. In addition, by ratifying the terms of the Hughes split-off, which includes the $275 million special cash dividend from Hughes to GM, GM $1 2/3 par value common stockholders and GM Class H common stockholders will be approving and consenting to an asset transfer from Hughes to GM. This will have the effect, pursuant to the terms of the GM board policy statement regarding certain capital stock matters, of permitting the dividend to be paid by Hughes to GM without a further proportionate distribution of a portion thereof from GM to GM Class H common stockholders in accordance with their tracking stock interest in Hughes.

      By approving the proposals relating to the transactions, GM Class H common stockholders will be forgoing important rights that might otherwise be available to them under certain circumstances. We briefly describe these matters below.

•	No Recapitalization of GM Class H Common Stock into GM $1 2/3 Par Value Common Stock at a 120% Exchange Rate. GM Class H common stockholders as well as GM $1 2/3 par value common stockholders will be approving transactions that will not result in shares of GM Class H common stock being exchanged for shares of GM $1 2/3 par value common stock at a 120% exchange rate, as currently provided for under certain circumstances pursuant to the GM restated certificate of incorporation. The GM restated certificate of incorporation currently provides that in the event of the sale, transfer, assignment or other disposition by GM of substantially all of the business of Hughes to a person, entity or group of which GM is not a majority owner, whether this occurs by means of a merger, consolidation, sale of assets or stock, liquidation, dissolution, winding up or otherwise, effective automatically upon the completion of such transaction, GM will be recapitalized and all of the outstanding shares of GM Class H common stock will be exchanged for shares of GM $1 2/3 par value common stock at a 120% exchange rate in accordance with the valuation methodology specified in the GM restated certificate of incorporation. For this purpose, substantially all of the business of Hughes means 80% or more of the business of Hughes, based on the fair market value of the assets, tangible and intangible, of Hughes as of the time that the proposed transaction is approved by the GM board of directors.

Although the transactions described in this document involve the disposition of substantially all of the business of Hughes to a group of which GM is not the majority owner, you should understand that the transactions will not result in a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at the 120% exchange rate. This is because the proposed amendment to Article Fourth of the GM restated certificate of incorporation will, among other things, add a provision to expressly provide that the completion of the transactions as described in this document will not result in such a recapitalization. By voting to approve the proposals relating to the transactions, GM $1 2/3 par value common stockholders and GM Class H common stockholders will be approving a transaction that will not result in shares of GM Class H common stock being exchanged for shares of GM $1 2/3 par value common stock at the 120% exchange rate.

As described in greater detail elsewhere in this document, GM determined that, in the context of the proposed separation of Hughes from GM, such a recapitalization would not be in the best interests of GM and its common stockholders because such a recapitalization would likely produce substantial dilution in the value of the GM $1 2/3 par value common stock and would change substantially the form and nature of the investment of the GM Class H common stockholders, who, instead of holding a tracking stock investment in the Hughes business, would then have an investment in all of GM’s operations. In addition, GM determined that the transactions should not be structured in a manner that would result in the holders of GM Class H common stock receiving both Hughes common stock (representing their proportionate economic interest in Hughes) and GM $1 2/3 par value common stock (pursuant to the recapitalization provision) as this would have the effect of compensating GM Class H common stockholders twice for the exchange of their stock, to the detriment of GM $1 2/3 par value common stockholders. Accordingly, GM structured the transactions so as not to result in such a recapitalization. For more information, see “The Transactions— GM Background and Considerations— Alternatives to the Transactions Considered by GM and Hughes.”

If the 120% recapitalization provision applied to the Hughes split-off share exchange, upon the completion of the transactions, each share of GM Class H common stock would be cancelled in exchange for the issuance of a number of shares of GM $1 2/3 par value common stock that had a market value equal to 120% of the market value of the GM Class H common stock, based on the average of the closing prices of GM $1 2/3 par value common stock and GM Class H common stock for the 15 consecutive trading days ending one trading day prior to April 9, 2003, the date of the public announcement of the transactions. For illustrative purposes, based on the applicable market prices for the specified period prior to April 9, 2003, the date of the public announcement of the transactions, each share of GM Class H common stock would have been valued at $13.42 (representing a premium of 20% to the GM Class H common stockholders) and, as a result, would be exchanged for 0.38977 of a share of GM $1 2/3 par value common stock, which would have been so valued at $34.42 per share. However, due to the period of time between the public announcement and the completion of the transactions, and due to market factors such as the dilution that would occur with respect to the GM $1 2/3 par value common stock and the possible trading volatility in connection with such issuance, there could be no assurance as to the relative market value of 0.38977 of a share of GM $1 2/3 par value common stock after such issuance in comparison to the market value of one share of GM Class H common stock before such issuance.

•	No Distribution of a Portion of the Hughes Special Dividend to GM Class H Common Stockholders. GM $1 2/3 par value common stockholders and GM Class H common stockholders will be approving and consenting to an asset transfer consisting of the $275 million special cash dividend from Hughes to GM without the further distribution of a portion of that dividend from GM to the GM Class H common stockholders in accordance with their tracking stock interest in Hughes. The GM board policy statement regarding certain capital stock matters requires, under certain circumstances, that GM distribute, in accordance with the GM Class H fraction, to GM Class H common stockholders of a portion of certain asset transfers from Hughes to GM, unless such transfer is approved by a requisite vote of the GM common stockholders (including the consent of the holders of a majority of the outstanding shares of GM Class H common stock, voting as a separate class, and GM $1 2/3 par value common stock, voting as a separate class). As a result of the consent and approval of GM’s common stockholders as described herein, the GM board policy statement will not require any distribution of a portion of the Hughes dividend distribution to be made to GM Class H common stockholders based on the GM Class H fraction.

In the absence of this consent and approval by the GM $1 2/3 par value common stockholders and GM Class H common stockholders, and assuming that the GM board of directors did not otherwise modify, rescind or interpret its policy statement, such an asset transfer from Hughes to GM would have resulted in the distribution of a portion of the $275 million special cash dividend distribution to GM Class H common stockholders pursuant to the terms of the GM board policy statement. Based on the calculation of the GM Class H fraction as of August 18, 2003, such distribution to GM Class H common stockholders would have been approximately $220.4 million (or approximately $0.20 per share of GM Class H common stock), representing approximately 80.2% of the $275 million special cash dividend from Hughes to be paid to GM. The GM board policy statement may at any time and from time to time be modified, rescinded and interpreted by the GM board of directors, and the GM board of directors may adopt additional or other policies or make exceptions with respect to the application of the current GM board policy statement in connection with particular facts and circumstances, all as the GM board of directors may determine, consistent with its fiduciary duties to GM and all of its common stockholders, to be in the best interests of GM and all of its common stockholders, and any such action may be taken with or without the approval of the stockholders of GM. For more information, see “GM Capital Stock— GM Board of Directors Policy Statement.”

      If the requisite GM common stockholder approval of the transactions is not obtained, the transactions will not occur and GM Class H common stockholders will similarly have no right to exchange their shares for shares of GM $1 2/3 par value common stock at a 120% exchange rate as described above or to receive any distribution from GM based on an asset transfer from Hughes to GM as described above.

      IMPORTANT NOTE REGARDING PROPOSALS 1 THROUGH 5: Although proposals 1 through 5 above are separate matters to be voted upon by the GM $1 2/3 par value common stockholders and the GM Class H common stockholders in connection with the transactions, these proposals are expressly conditioned upon the approval of each of the other of these five proposals. This means that, even if the GM $1 2/3 par value common stockholders and the GM Class H common stockholders approve one of these proposals, GM will not complete the transactions contemplated by that proposal unless the GM $1 2/3 par value common stockholders and the GM Class H common stockholders also approve each of the other proposals so that the transactions can be completed as planned and as described in this document. In other words, ALL FIVE PROPOSALS (PROPOSALS 1 THROUGH 5) above must be approved by GM $1 2/3 par value common stockholders and GM Class H common stockholders in order for GM to obtain the requisite GM common stockholder approval of the proposals relating to the transactions. The transactions that are the subject of this document will not be completed, even if all of the other conditions are satisfied or waived, if the requisite GM common stockholder approval of the five proposals is not received. Accordingly, if you wish to approve the proposals relating to the transactions, you should VOTE TO APPROVE ALL FIVE PROPOSALS (PROPOSALS 1 THROUGH 5).

Additional Proposal

      Further Amendment of the GM Restated Certificate of Incorporation. In addition to the proposals relating to the transactions described above, the GM $1 2/3 par value common stockholders and GM Class H common stockholders are also being asked to approve the following additional proposal which is not part of the proposals relating to the transactions:

PROPOSAL 6: APPROVAL OF THE SECOND GM CHARTER AMENDMENT

      This proposal is to approve an amendment to Article Fourth of the GM restated certificate of incorporation to eliminate certain provisions relating to the GM Class H common stock after completion of the transactions.

      Proposal 6 will not be implemented unless GM receives the requisite GM common stockholder approval of proposals 1 through 5 described above and the transactions are completed. However, the completion of the transactions is not conditioned upon the requisite GM common stockholder approval of proposal 6. This means that if GM receives the requisite GM common stockholder approval of proposals 1 through 5, but not proposal 6, GM and Hughes may nonetheless complete the transactions.

      In the event that the transactions are completed but GM shall not have received the requisite GM common stockholder approval of proposal 6 in connection with GM’s consent solicitation, GM currently intends to propose a substantially identical amendment to the GM restated certificate of incorporation at its next annual meeting of stockholders. This amendment to the GM restated certificate of incorporation is necessary in order to remove the provisions relating to GM Class H common stock, which will no longer be relevant after the completion of the transactions.

      Requisite GM Common Stockholder Approval. To receive the requisite GM common stockholder approval of the proposals described above, GM must obtain the consent of the holders of:

•	a majority of the shares of GM $1 2/3 par value common stock outstanding as of the record date, voting as a separate class;

•	a majority of the shares of GM Class H common stock outstanding as of the record date, voting as a separate class; and

•	a majority of the voting power of the shares of GM $1 2/3 par value common stock and GM Class H common stock outstanding as of the record date, voting together as a single class based on their respective per share voting power pursuant to the provisions set forth in the GM restated certificate of incorporation.

      If GM obtains both of the first two GM common stockholder approvals described above, it also will have obtained, as required by applicable law, the third GM common stockholder approval described above: the approval of a majority of the outstanding shares of GM $1 2/3 par value common stock and GM Class H common stock, voting together as a single class based on their respective per share voting power pursuant to the provisions set forth in the GM restated certificate of incorporation. When voting together as a single class with respect to any proposal, holders of record of GM $1 2/3 par value common stock are entitled to one vote per share and holders of record of GM Class H common stock are entitled to 0.20 of a vote per share.

      GM Board of Directors Recommendation. The GM board of directors unanimously recommends that GM common stockholders approve each of the six proposals described above.

      To the best of GM’s knowledge, all of GM’s directors and executive officers currently intend to vote to approve and consent to the proposals described above and, except in their capacities as members of the Hughes board of directors as described above at “The Transactions— GM Background and Considerations— Development of the Transactions by GM and Hughes” and “— Recommendations of the Hughes Board of Directors, the GM Capital Stock Committee and the GM Board of Directors; Fairness of the Transactions,” none of GM’s executive officers who are not directors have made any recommendations with respect to the proposals described above.

Action by Written Consent; Record Date

      GM has delivered this document to GM $1 2/3 par value common stockholders and GM Class H common stockholders in order to obtain their written consent to the proposals described above at “—Matters to be Approved.” GM will not hold a special meeting of its common stockholders with respect to these proposals. Only GM $1 2/3 par value common stockholders and GM Class H common stockholders of record on August 1, 2003, the record date, are entitled to consent with respect to such proposals.

      On the record date, there were outstanding 560,718,432 shares of GM $1 2/3 par value common stock held by 423,574 holders of record and 1,108,336,710 shares of GM Class H common stock held by 171,593 holders of record. Approval of the proposals described above at “— Matters to be Approved” by GM’s common stockholders will be deemed to be obtained once consents have been received and not revoked from holders of the number of outstanding shares of GM $1 2/3 par value common stock and GM Class H common stock required for approval as described above. In no event will this be sooner than 20 business days after the date on which the mailing of this document to GM common stockholders is complete. The mailing of this document is currently expected to be completed on or about September 5, 2003, but could be completed sooner. However, if GM does not receive the number of consents required to approve proposals 1 through 5 described above at “— Matters to be Approved” within 60 days of the earliest dated consent delivered to GM in accordance with applicable corporation law, GM will not have received the requisite GM common stockholder approval of the transactions and GM will not complete the transactions and will not implement proposal 6 described above at “— Matters to be Approved” even if GM receives the number of consents required to approve that proposal.

      The shares represented by each executed consent submitted with respect to each proposal will be deemed to have approved and consented to such proposal.

      Except with respect to shares of GM $1 2/3 common stock and/or GM Class H common stock held in certain employee savings plans as described at “— Certain Employee Savings Plans,” if a GM $1 2/3 par value common stockholder or a GM Class H common stockholder does not submit a consent, it will have the same effect as a vote against the proposals relating to the transactions, which approval is a condition to the completion of the transactions. Therefore, we urge all GM $1 2/3 par value common stockholders and GM Class H common stockholders to please complete, date, sign and return the enclosed consent card as soon as possible.

      GM common stockholders that participate in any of the employee savings or other plans described below or maintain other accounts under a different name (e.g., with and without a middle initial) may receive more than one set of solicitation materials. To ensure that all shares of GM common stock held by each GM common stockholder are voted, GM common stockholders must execute and return every consent received.

      A GM common stockholder may revoke his, her or its consent at any time before the approval of the proposals by GM’s common stockholders. To revoke a consent, file with the Secretary of GM a written notice stating that you would like to revoke your consent. You can also revoke your consent, or any withholding of consent, by filing another form of written consent bearing a date later than the date of the consent. Written revocations should be sent to GM at the following address:

General Motors Corporation

Renaissance Center
P.O. Box 300
Mail Code 482-C38-B71
Detroit, Michigan 48265-3000
Attention: Secretary

Other Consent Solicitation Matters

      Under the rules of the NYSE, on which GM’s common stock is listed, brokers who hold shares in street name may not consent on behalf of customers to non-routine proposals such as the approval of the proposals described above at “— Matters to be Approved” without specific instructions from such customers. Thus, “broker non-votes” with respect to the proposals will have the effect of a vote against such proposals.

      If your shares of GM $1 2/3 par value common stock and/or GM Class H common stock are held in street name by a broker, your broker will vote your shares only if you provide instructions to your broker on how to vote. You should follow the directions provided to you by your broker regarding how to instruct your broker to vote your shares. Without your instructions, your shares of GM common stock will not be voted with respect to the proposals described above at “— Matters to Be Approved,” which will have the same effect as voting against those proposals.

      Arrangements have been made to furnish copies of this document and other related solicitation materials to brokerage houses, nominees, fiduciaries and other custodians for forwarding to beneficial owners of GM $1 2/3 par value common stock and GM Class H common stock. GM will reimburse such brokerage houses, nominees, fiduciaries and other custodians for their reasonable expenses incurred in sending consent solicitation materials to beneficial owners.

      GM will bear the cost of preparing and mailing this document and related materials to GM’s common stockholders. GM will solicit written consents by mail, and the directors, officers and employees of GM may also solicit written consents by telephone, facsimile or personal interview. These persons will receive no additional compensation for such services. In addition, GM has retained Morrow & Co., Inc. to assist in soliciting written consents regarding the proposals. GM has agreed to pay Morrow & Co., Inc. a fee of $125,000 and reasonable out-of-pocket expenses for its solicitation services. GM has also retained Morrow & Co., Inc. to assist in providing information regarding the transactions.

Certain Employee Savings Plans

      If you are a GM common stockholder who participates in one or more of the following employee savings plans, each of your consents relating to the shares of GM common stock held in such plans will serve as a voting instruction for the trustees, plan committees or independent fiduciaries of those plans:

•	General Motors Savings-Stock Purchase Program for Salaried Employees in the United States

•	General Motors Personal Savings Plan for Hourly-Rate Employees in the United States

•	General Motors Canadian Savings-Stock Program for Salaried Employees

•	General Motors of Canada, Limited Group RRSP and Savings Plan for Hourly Employees

•	Fidelity Investments Canada Limited Next Step™— Personal Retirement Group

•	Raytheon Canada Savings and Investment Program

•	Raytheon Savings and Investment Plan

•	Delphi Corporation stock plans for employees, including:

-	Delphi Corporation Savings-Stock Purchase Program for Salaried Employees in the United States

-	Delphi Corporation Personal Savings Plan for Hourly-Rate Employees in the United States

•	Hughes Non-Bargaining Employees Thrift and Savings Plan

•	Hughes Savings Plus Plan

•	Saturn Individual Savings Plan for Represented Members

•	GMAC Mortgage Group Inc. Savings Incentive Plan

•	GMAC Insurance Personal Lines— Retirement Plan

      Under certain employee savings plans, if you do not provide voting instructions with respect to the GM common stock held in such plans, those shares may be voted by the trustee, plan committee or independent fiduciary at its discretion. The following is a list of employee savings plans that have adopted this procedure:

•	General Motors Savings-Stock Purchase Program for Salaried Employees in the United States

•	Hughes Non-Bargaining Employees Thrift and Savings Plan

•	Hughes Savings Plus Plan

•	Delphi Corporation Savings-Stock Purchase Program for Salaried Employees in the United States

      Under certain other employee savings plans, if you do not provide voting instructions with respect to the GM common stock held in such plans, those shares will not be voted unless the trustee deems it would be contrary to its responsibility under applicable law not to vote the shares. The following is a list of employee savings plans that have adopted this procedure:

•	General Motors Personal Savings Plan for Hourly-Rate Employees in the United States

•	General Motors Canadian Savings-Stock Program for Salaried Employees

•	General Motors of Canada, Limited Group RRSP and Savings Plan for Hourly Employees

•	Fidelity Investments Canada Limited Next Step™— Personal Retirement Group

•	Raytheon Canada Savings and Investment Plan

•	Raytheon Savings and Investment Plan

•	Delphi Corporation Personal Savings Plan for Hourly-Rate Employees in the United States

•	Saturn Individual Savings Plan for Represented Members

•	GMAC Mortgage Group Inc. Savings Incentive Plan

•	GMAC Insurance Personal Lines— Retirement Plan

Security Ownership of Certain Beneficial Owners and Management of General Motors

      The following tables set forth, as of July 31, 2003, the beneficial ownership of all classes of GM common stock for:

•	each director of GM;

•	the Chief Executive Officer and the four other most highly compensated executive officers of GM who were serving as executive officers at the end of GM’s fiscal year ended December 31, 2002 (collectively, the “GM Named Executive Officers”); and

•	all directors and executive officers of GM as a group.

      The shares listed below do not include any GM common stock held by the pension or profit sharing plans of any other corporation or other entity, or of any endowment funds of an educational or charitable institution of which a director or executive officer may serve as a director or trustee. Each of the individuals listed below, as well as all the directors and executive officers of GM as a group, owns less than one percent of the outstanding shares and voting power of any class of GM common stock. The business address of each of the individuals listed below is as follows: c/o General Motors Corporation, 300 Renaissance Center, Detroit, Michigan 48265-3000.

      In addition, the following tables give, as of July 31, 2003, information about each entity known to GM to be the beneficial owner of more than five percent of any class of GM common stock. As of July 31, 2003, no GM director or GM Named Executive Officer beneficially owned any shares of PanAmSat common stock.

Non-Employee Directors

	Shares Beneficially			Deferred Stock
	Owned			Units(a)			Options(b)

	GM			GM			GM
	$1 2/3	GM		$1 2/3	GM		$1 2/3	GM
Name	Par Value	Class H		Par Value	Class H		Par Value	Class H

P. N. Barnevik	9,628	1,188		6,307	2,525		1,000	—
J. H. Bryan	6,603	1,266		12,701	3,733		9,738	1,797
A. M. Codina	2,000	—		2,207	—		1,000	—
G. M. C. Fisher	4,752	792		4,711	13,227	(c)	6,908	1,236
K. Katen	4,000	3,000		7,056	2,542		6,141	1,377
A. G. Lafley	1,000	—		2,567	—		1,000	—
P. A. Laskawy	2,000	—		—	—		—	—
E. S. O’Neal	1,000	1,400	(d)	1,557	834		1,000	—
E. Pfeiffer	4,512	4,752		9,430	23,962	(e)	8,436	14,572	(f)

(a)	These amounts have been deferred under the General Motors Corporation Compensation Plan for Non-Employee Directors, as well as under the Hughes Electronics Corporation Compensation Plan for Non-Employee Directors. The only material difference between these two plans is that all stock amounts in the Hughes Electronics Corporation Compensation Plan for Non-Employee Directors refer exclusively to GM Class H common stock.

(b)	These columns report the number of shares of GM $1 2/3 par value common stock or GM Class H common stock, as applicable, that may be acquired through the exercise of stock options within 60 days of July 31, 2003. The shares reported reflect adjustments to the original option grants resulting from a three-for-one GM Class H common stock split in the form of a 200% stock dividend in 2000.

(c)	This amount includes 450 deferred stock units granted under the Hughes Electronics Corporation Compensation Plan for Non-Employee Directors.

(d)	E. S. O’Neal disclaims any beneficial ownership of any GM common stock owned by Merrill Lynch & Co., Inc. or its affiliates for the benefit of others or itself.

(e)	This amount includes 20,959 deferred stock units granted under the Hughes Electronics Corporation Compensation Plan for Non-Employee Directors.

(f)	This amount includes 12,775 options granted under the Hughes Electronics Corporation Compensation Plan for Non-Employee Directors.

GM Named Executive Officers and All Directors and Executive Officers

	Shares Beneficially		Deferred Stock
	Owned(a)		Units(b)		Options(c)

	GM		GM		GM
	$1 2/3	GM	$1 2/3	GM	$1 2/3 Par	GM
Name	Par Value	Class H	Par Value	Class H	Value	Class H

J. M. Devine	14,731	3,503	278,452	—	433,336	—
T. A. Gottschalk	52,377	20,035	44,503	—	400,793	—
R. A. Lutz	8,430	—	178,025	—	133,336	—
G. R. Wagoner, Jr.	106,405	64,137	149,928	16,755	1,305,548	—
All directors and executive officers as a group	405,958	164,258	774,853	63,578	3,840,030	18,982

(a)	Shares beneficially owned include shares credited under the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States and the General Motors Canadian Savings-Stock Program for Salaried Employees. The General Motors Savings-Stock Purchase Program for Salaried Employees in the United States is generally available to all salaried employees in the United States and provides that participants may contribute up to 40% of eligible salary, subject to maximum limits established by the Code. The General Motors Canadian Savings-Stock Program for Salaried Employees is available to all salaried employees in Canada and there is no maximum contribution limit.

(b)	Deferred stock units include shares under the General Motors Benefit Equalization Plan-Savings. The General Motors Benefit Equalization Plan-Savings is a non-qualified “excess benefits” plan that is exempt from ERISA and Code limitations and provides executives with the full GM matching contribution without regard to Code limitations. Amounts credited under the General Motors Benefit Equalization Plan-Savings are maintained in share units of GM $1 2/3 par value common stock. Following termination of employment, an employee may elect to receive a complete distribution of amounts in the General Motors Benefit Equalization Plan-Savings account, which will be paid in cash. Deferred stock units also include undelivered incentive awards that will vest upon the occurrence of certain events and that are subject to forfeiture under certain circumstances.

(c)	These columns report the number of shares of GM $1 2/3 par value common stock or GM Class H common stock, as applicable, that may be acquired through the exercise of stock options within 60 days of July 31, 2003. The shares reported reflect adjustments to the original option grants resulting from a three-for-one GM Class H common stock split in the form of a 200% stock dividend in 2000.

Certain Beneficial Owners

				Percent of Class
	Shares Beneficially Owned
				GM
	GM $1 2/3			$1 2/3	GM	Percent of
Name and Address	Par Value	GM Class H		Par Value	Class H	Total Vote(a)

State Street Corporation(b)	102,556,790	51,113,358		18.3%	4.6%	14.4%
225 Franklin Street
Boston, MA 02110
Capital Research and Management Company	68,943,400	5,900,000		12.3%	0.5%	9.0%
333 South Hope Street, 55th Floor
Los Angeles, CA 90071-1447
United States Trust Company of New York	218,496	331,245,572	(c)	*	29.9%	8.5%
114 West 47th Street
New York, NY 10036-1532
Southeastern Asset Management, Inc.	17,089,426	68,981,104		3.0%	6.2%	3.9%
6410 Poplar Ave., Suite 900
Memphis, TN 38119
PRIMECAP Management Company	1,590,657	61,266,188		*	5.5%	1.8%
225 South Lake Avenue, Suite 400
Pasadena, CA 91101

*	Less than one percent.

(a)	Combined voting power of GM $1 2/3 par value common stock and GM Class H common stock. Each share of GM $1 2/3 par value common stock is equivalent to one vote, and each share of GM Class H common stock is equivalent to 0.20 of a vote.

(b)	Acting in various fiduciary capacities for various employee benefit plans.

(c)	Includes shares beneficially owned by U.S. Trust Company, National Association acting as the independent trustee for certain of GM’s employee pension plans and GM’s VEBA plan trust.

      Certain GM employee benefit plans, including the General Motors Hourly-Rate Employees Pension Plan, the General Motors Retirement Program for Salaried Employees in the United States and the General Motors Welfare Benefit Trust (collectively, the “plans”), hold shares of GM Class H common stock, for the benefit of plan participants, through trusts managed by independent trustees. As indicated below, as of July 31, 2003, certain special trusts created under the plans hold significant amounts of GM Class H common stock which have been contributed to them by GM:

•	the General Motors Special Hourly Employees Pension Trust in the United States holds 171,800,000 shares of GM Class H stock (approximately 15.5% of the total GM Class H common stock outstanding);

•	the General Motors Special Salaried Employees Pension Trust in the United States holds 97,200,000 shares of GM Class H stock (approximately 8.8% of the total GM Class H common stock outstanding); and

•	a Sub-Trust of the General Motors Welfare Benefit Trust holds 61,700,000 shares of GM Class H stock (approximately 5.6% of the total GM Class H common stock outstanding).

      All of the shares held by the trusts listed above are managed by U.S. Trust Company. The plans also hold 2,142,025 shares of GM Class H common stock (0.2% of the total shares outstanding) through various other funds managed by other independent trustees.

      The Investment Funds Committee of the GM board of directors, which is comprised entirely of independent directors, is the named fiduciary for the plans. The Investment Funds Committee has appointed U.S. Trust to act as independent fiduciary with respect to matters relating to the contribution of shares by GM and the management and disposition of GM Class H common stock by the plans. The Investment Funds Committee, consistent with its responsibility as named fiduciary of the plans, retains the authority to remove U.S. Trust and appoint a successor independent fiduciary.

      U.S. Trust has been granted sole discretionary control to act on behalf of the plans with respect to the management and disposition of GM Class H common stock contributed by GM. U.S. Trust has the authority to make any determination with respect thereto, including, among other things, determinations with respect to the voting of such shares of GM Class H common stock.

      U.S. Trust is a fiduciary with respect to the plans and its actions are subject to the fiduciary responsibilities set forth pursuant to the Employee Retirement Income Security Act. As an independent fiduciary, U.S. Trust is not subject to direction by GM or the Investment Funds Committee. GM has no ownership interest in either U.S. Trust or its parent Charles Schwab & Co.

      With assets under management and custodianship in excess of $79 billion, U.S. Trust is one of the nation’s oldest and most respected trustees, with extensive capabilities in discretionary asset management, asset allocation and diversification, investment advice, securities trading and independent fiduciary assignments under Employee Retirement Income Security Act.

Interests of Executive Officers and Directors of News Corporation

      As of July 31, 2003, the directors and executive officers of News Corporation, individually and the group as a whole, held less than one percent of the outstanding shares and voting power of each class of GM common stock.

Interests of Executive Officers and Directors of GM and Hughes

      GM common stockholders should be aware that the executive officers and directors of GM and Hughes have interests in the transactions that are different from, or in addition to, their interests as stockholders of GM generally. The GM board of directors was aware of these interests and considered them, among other matters, in approving the transactions. The material interests of the executive officers and directors of GM and Hughes are summarized below.

      Hughes Retention Bonus Plan; Hughes Executive Change in Control Severance Agreements; Other Employee Severance Benefits; Hughes Stock Options

      The Hughes board of directors has approved several benefit plans and agreements which contain change-in-control provisions and which are designed to provide benefits for the retention of approximately 212 key employees and also to provide benefits in the event of employee lay-offs. Generally, these benefits are only available if a qualified change-in-control of Hughes occurs and, with respect to severance benefits, if an employee subsequently experiences a qualifying termination of employment. In the event of a change-in-control, the retention benefits will be accrued and expensed when earned and the severance benefits will be accrued and expensed when an employee is terminated. A total of up to approximately $105 million for retention benefits will be paid by Hughes, with approximately $61 million paid and expensed at the time of a change-in-control and approximately $44 million paid up to 12 months following the date of a change-in-control, determined as if the transactions had been completed on July 31, 2003. Approximately $4.5 million of the $61 million will be paid on October 1, 2003, if the transactions have not closed by that date. The approximately $44 million paid following the date of a change-in-control will be deferred and expensed as earned. In addition, approximately $5 million of known severance payments will be made at the time of closing of the transactions. Additional severance benefits to be paid by Hughes to employees will be based upon the decision to layoff such employees, if any, following the date of a change-in-control. In addition, as of July 31, 2003, approximately 12.1 million employee stock options (including approximately 2.1 million options held by executive officers and directors of Hughes) will vest upon a qualifying change-in-control and up to an additional 3.7 million employee stock options could vest if employees are laid off within one year following a change-in-control. For purposes of the above benefits and stock options, and under certain other Hughes benefit plans, a successful completion of the transactions would qualify as a change-in-control.

Directors of Hughes

      Three of the initial 11 members of the Hughes board of directors upon the completion of the transactions are currently members of the Hughes board of directors and/or officers of Hughes. These three individuals are James M. Cornelius, Peter A. Lund and Eddy W. Hartenstein. See “Hughes Directors and Executive Officers— Board of Directors.”

Security Ownership of Directors and Executive Officers of Hughes

      The beneficial ownership as of July 31, 2003, of GM Class H common stock and GM $1 2/3 par value common stock for each of Hughes’ directors, each of the Hughes Named Executive Officers, and all current directors and executive officers as a group is shown in the following table. Each of the individuals listed below, as well as all the current directors and executive officers as a group, owns less than one percent of the outstanding shares and voting power of GM Class H common stock and GM $1 2/3 par value common stock.

	Shares
	Beneficially Owned		Deferred Stock Units			Stock Options(1)

		GM			GM		GM
	GM	$1 2/3	GM		$1 2/3	GM	$1 2/3
Name	Class H	Par Value	Class H		Par Value	Class H	Par Value

Harry J. Pearce, Chairman	169,588	90,427	0		0	843,061	457,762
James M. Cornelius, Director	59,000	0	4,187	(2)	0	12,775	0
John M. Devine, Director	3,503	14,731	0		278,452	0	433,336
Peter A. Lund, Director	0	0	8,537	(2)	0	5,000	0
Eckhard Pfeiffer, Director	4,752	4,512	23,962	(2)	9,430	14,572	8,436
Alfred C. Sikes, Director	0	0	18,229	(2)	0	5,000	0
Bernee D.L. Strom, Director	0	0	9,842	(2)	0	5,000	0
G. Richard Wagoner, Director	64,137	106,405	16,755		149,928	0	1,305,548
Jack A. Shaw, Director, President and CEO	73,332	4,084	0		0	2,235,549	0
Eddy W. Hartenstein, Senior Executive Vice President	60,911	3,036	0		0	1,936,328	0
Roxanne S. Austin, Executive Vice President(3)	63,809	3,293	22,192	(4)	1,870	1,588,972	0
Pradman P. Kaul Senior Vice President(3)	14,569	173	3,795	(4)	300	1,472,778	0
Sandra L. Harrison, Senior Vice President	32,543	1,632	2,875	(4)	230	911,382	0
All directors and executive officers as a group	648,001	229,521	110,374		440,210	10,919,411	2,205,082

(1)	Includes all options exercisable, whether or not having current value, within 60 days of July 31, 2003

(2)	Issued under Hughes’ Compensation Plan for Non-Employee Directors

(3)	Ms. Austin beneficially owns 11,350 shares of PanAmSat common stock. Mr. Kaul beneficially owns 54,000 equity shares of Hughes Software Systems Ltd. No other Hughes director or Hughes Named Executive Officer beneficially owns any shares of PanAmSat common stock or equity shares of Hughes Software Systems Ltd. Each of the individuals listed in the table, as well as all the current directors and executive officers as a group, owns less than one percent of each of the outstanding shares and voting power of PanAmSat common stock and Hughes Software Systems Ltd. equity shares.

(4)	Issued under Hughes’ Executive Deferred Compensation Plan

DEADLINE FOR STOCKHOLDER PROPOSALS

      At each annual meeting of GM common stockholders, the GM board of directors asks stockholders to vote on its nominees for election as GM directors. In addition, GM’s by-laws require that at each annual meeting the stockholders approve the independent public accountants selected by the GM audit committee and the GM board of directors. The GM board of directors also may submit other matters for stockholder approval at the annual meeting.

      In addition to matters presented by the GM board of directors, GM common stockholders may be asked to vote on one or more stockholder proposals. GM has been asked from time to time why the GM board opposes the stockholder proposals included in GM’s annual meeting proxy statement.

      The GM board of directors does not disagree with all stockholder proposals submitted to GM. When it agrees with a proposal and thinks it is in the best interests of GM and its stockholders, the proposal usually can be implemented without a stockholder vote. The stockholder proposals that appear in the GM annual meeting proxy statements are only those with which the GM board of directors disagrees and believes it must oppose in fulfilling its obligations to represent and safeguard the best interests of stockholders as a whole.

      The deadline for GM common stockholders to submit a proposal to include in GM’s proxy statement for the 2004 annual meeting is December 19, 2003. Any proposals intended to be presented at the 2004 meeting must be received by GM on or before that date. Please send proposals to the Secretary, General Motors Corporation, by mail to MC 482-C38-B71, 300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000, or by fax at (313) 667-3166.

SHARE IDENTIFICATION ELECTION FOR GM CLASS H COMMON STOCKHOLDERS

      GM Class H common stockholders who are the holders of record of their GM Class H common stock may elect the method to identify certain shares (instead of a portion of each share) of Hughes common stock that they will hold immediately after the Hughes split-off share exchange that they wish to convert into the right to receive News Corporation Preferred ADSs and/or cash in the News stock acquisition. If a GM Class H common stockholder does not make a specific election prior to the completion of the transactions, the exchange of Hughes common stock for News Corporation Preferred ADSs and/or cash in the News stock acquisition will apply proportionately to each share of Hughes common stock received in the Hughes split-off share exchange, which we refer to as the “default exchange procedures.” For example, under the default exchange procedures, assuming 17.7% of each former GM Class H common stockholder’s shares of Hughes common stock received in the Hughes split-off share exchange will be exchanged for News Corporation Preferred ADSs and/or cash in the News stock acquisition, 17.7% of each of these shares will be exchanged for News Corporation Preferred ADSs and/or cash, unless a share identification election form is properly completed, and a different method for exchanging the shares has been chosen. Each GM Class H common stockholder whose shares are held in street name through one or more brokers or one or more custodial accounts may be provided the opportunity to make a similar election with such stockholder’s broker(s) or other agent(s) on an account-by-account basis; whether such opportunity is available will be determined by the broker(s) or other agent(s).

      Each Hughes common stockholder (i.e., each former GM Class H common stockholder) making the specific election will receive in the News stock acquisition exactly the same aggregate number of shares of Hughes common stock and the same aggregate amount of News Corporation Preferred ADSs and/or cash as such Hughes common stockholder would have received if such holder had not made this election.

Share Identification Election Form

      A share identification election form is available to any current GM Class H common stockholder that requests the form and who is the record holder of such holder’s GM Class H common stock. GM Class H common stockholders whose shares are held in street name through a broker or other custodial account must contact their broker or other agent if they wish to make such an election. A GM Class H common stockholder who is the registered owner of his or her GM Class H common stock may obtain the share identification election form from the exchange agent, EquiServe, by calling (877) 498-8904. EquiServe will neither provide a share identification election form to, or accept a share identification election form from, a stockholder whose shares are held in street name through a broker. The share identification election form provides GM Class H common stockholders who are the record holders of their GM Class H common stock the right to elect to have one of the following methodologies apply in the News stock acquisition instead of the default exchange procedures:

•	shares of Hughes common stock received in respect of the most recently acquired shares of GM Class H common stock will be the first shares converted into News Corporation Preferred ADSs and/or cash;

•	shares of Hughes common stock received in respect of the longest held shares of GM Class H common stock will be the first shares converted into News Corporation Preferred ADSs and/or cash; or

•	shares of Hughes common stock received in respect of the most recently acquired shares of GM Class H common stock that have been held by the stockholder for at least 366 days immediately prior to the News stock acquisition will be the first shares converted into News Corporation Preferred ADSs and/or cash.

Purpose of the Share Identification Election

      As described in further detail at “The Transactions—Material Tax Consequences Relating to the Transactions,” the exchange of shares of Hughes common stock for News Corporation Preferred ADSs and/or cash in the News stock acquisition will be a taxable transaction for U.S. federal income tax purposes

(and also may be a taxable transaction under applicable state, local or other income tax laws). If a GM Class H common stockholder has acquired GM Class H common stock over a number of years, in varying quantities and at different prices, the tax associated with exchanging the shares of Hughes common stock received in respect of those shares may differ depending on which shares are exchanged.

      As a general rule, an exchange of the shares with the highest per share cost basis will result in the lowest amount of gain. In the United States, a sale of shares held for more than one year will result in long term capital gains treatment and, in the case of non-corporate stockholders, long term capital gains are currently eligible to be taxed at reduced rates for U.S. federal income tax purposes. Even if a GM Class H common stockholder properly completes the share identification election form (or makes a similar share identification election to such holder’s broker), we can provide no assurance that a GM Class H common stockholder will be able to identify certain shares of Hughes common stock after the Hughes split-off share exchange or that a taxing authority will respect the election as identifying the shares that were exchanged in the News stock acquisition.

      GM Class H common stockholders should consult their personal tax advisors as to the considerations relevant to their specific circumstances and as to any further actions that should be taken to ensure that a specific election is respected by one or more taxing authorities. We can make no assurance as to any particular tax effect of the share identification election. See “Risk Factors— Risks Relating to the Transactions— Any Election by GM Class H Common Stockholders to Identify Certain Shares of Hughes Common Stock to be Converted Into the Right to Receive Consideration in the News Stock Acquisition May Not Be Respected by Taxing Authorities.”

Deadline for Completing the Election

      A properly completed share identification election form must be received by the exchange agent no later than the completion of the News stock acquisition. Because it will be difficult to predict when the News stock acquisition will be completed, any GM Class H common stockholder who is the registered owner of his or her GM Class H common stock and who wishes to make an election with respect to such holder’s shares should complete and return a share identification election form as soon as possible. A properly completed and signed share identification election form that is received by the election deadline will apply to all of the electing holders’ shares held in the account for which the election was made, regardless of whether such shares were acquired before or after the election was made. If the exchange agent does not receive from a GM Class H common stockholder a properly completed and signed share identification election form by the election deadline, then that stockholder will be deemed not to have made a specific election and, when and if the News stock acquisition occurs, such stockholder will be treated, in accordance with the default exchange procedures described above, as having exchanged in the News stock acquisition a portion of each share of Hughes common stock that such stockholder then owned. Any determination as to whether a share identification election form (or similar election made with a holder’s broker or other agent) has been timely received and properly completed will be made by the exchange agent, broker or other agent in its sole discretion.

      GM Class H common stockholders who hold their shares in street name through a broker or through a custodial account similarly should contact their broker or other agent as soon as possible to find out if a similar election mechanism is available, and if so how and when to submit such an election to their broker or other agent. We can make no assurance as to any particular tax effect of the share identification election.

Withdrawal of Election

      GM Class H common stockholders who submit a share identification election form to the exchange agent will have the ability to revoke or amend their election at any time prior to the News stock acquisition by contacting the exchange agent in writing. To be effective, a written transmission to revoke or amend such election must be received by the exchange agent at its address provided with the share identification election form prior to the News stock acquisition.

CURRENCY OF PRESENTATION, EXCHANGE RATES AND CERTAIN DEFINITIONS

      News Corporation publishes its consolidated financial statements in Australian dollars. In this document, unless otherwise stated or the context otherwise requires, all references to “A$” are to Australian dollars and references to “$” or “US$” are to U.S. dollars.

      For your convenience, this document contains translations of certain A$ amounts into US$ amounts at specified exchange rates. These translations of A$ into US$ and of US$ into A$ have been made at the indicated Noon Buying Rate in New York City for cable transfers in Australian dollars as certified for customs purposes by The Federal Reserve Bank of New York. These translations should not be construed as representations that the A$ amounts actually represent such US$ amounts or could be converted to US$ at the rates indicated.

      The following table sets out, for the periods and dates indicated, information concerning the rates of exchange of A$1.00 into US$ based on the noon buying rate on the relevant dates:

	US$ Per A$

		Average
Fiscal Year Ended June 30,	At Period End	Rate(1)	High	Low

2004 (through August 18, 2003)	0.6562	0.6518	0.6823	0.6454
2003	0.6655	0.5809	0.6729	0.5280
2002	0.5628	0.5240	0.5748	0.4841
2001	0.5100	0.5320	0.5996	0.4828
2000	0.5971	0.6256	0.6703	0.5685
1999	0.6618	0.6246	0.6712	0.5550
1998	0.6030	0.6773	0.7550	0.5867

(1)	Average of the noon buying rates from the last business day of each fiscal month during the year.

      The following table sets out, for the periods indicated, information concerning the high and low rates of exchange for the A$ for each month during the previous six months based on the noon buying rate:

Period	High	Low

August 2003 (through August 18, 2003)	0.6653	0.6465
July 2003	0.6823	0.6454
June 2003	0.6729	0.6564
May 2003	0.6585	0.6298
April 2003	0.6262	0.5970
March 2003	0.6161	0.5905
February 2003	0.6075	0.5843

      On August 18, 2003, the latest practicable date for which exchange rate information was available before the filing of this document, the noon buying rate was US$0.6562 per A$1.00.

      Fluctuations in the A$/US$ exchange rate also will affect the US$ equivalent of the A$ price of the Preferred Ordinary Shares of News Corporation on the Australian Stock Exchange and, as a result, are likely to affect the market price of the corresponding News Corporation Preferred ADSs in the United States Such fluctuations would also affect the US$ amounts received by holders of News Corporation Preferred ADSs on conversion by Citibank, N.A., as the depositary, of cash dividends, if any, paid in A$ on the Preferred Ordinary Shares of News Corporation.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

      The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control and regulate, or permit the control and regulation of, a broad range of payments and transactions involving non-residents of Australia. News Corporation is not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

•	withholding for Australian tax due in respect of dividends (to the extent they are unfranked) and interest and royalties paid to non-residents of Australia; and

•	a requirement for approval from the Reserve Bank of Australia or in some cases the Minister for Foreign Affairs for certain payments or dealings in or out of Australia to or on behalf of:

-	members of the previous government of Iraq, its senior officials and their immediate families;

-	certain supporters of the former government of the Federal Republic of Yugoslavia;

-	the Taliban or any undertaking owned or controlled directly or indirectly by the Taliban and certain other named terrorist organizations and individuals; or

-	certain ministers and senior officials of the Government of Zimbabwe.

      This list is subject to change from time to time.

      Accordingly, at the present time, remittance of dividends on News Corporation Preferred Ordinary Shares, represented by News Corporation Preferred ADSs, to Citibank, N.A., as the depositary, is not subject to exchange controls. See “News Corporation Capital Stock— Australian Exchange Controls and Other Limitations Affecting Holders.”

      There are no limitations, either under Australian law or under the constitution of News Corporation, on the right to hold or vote News Corporation Preferred Ordinary Shares, represented by News Corporation Preferred ADSs, other than under the Australian Foreign Acquisitions and Takeovers Act of 1975 and the Australian Corporations Act insofar as such laws apply. For additional information, see “News Corporation Capital Stock— Australian Exchange Controls and Other Limitations Affecting Holders,” and “—Limitations on Foreign Acquisitions and Investment in Australian Corporations.”

ENFORCEMENT OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

AND ENFORCEABILITY OF JUDGMENTS

      News Corporation is a corporation incorporated in Australia. Since many of News Corporation’s directors and officers, its Australian counsel and its independent auditors named in this document reside outside the United States, it may not be possible to:

•	effect service of process within the United States upon those directors, officers, counsel and experts; or

•	enforce, in U.S. courts, judgments against those persons obtained in U.S. courts predicated on the civil liability provisions of the U.S. federal securities laws.

      Furthermore, since all directly owned assets of News Corporation are outside the United States, any judgment obtained in the United States against News Corporation may not be collectible within the United States.

      News Corporation has been advised by its Australian counsel, Allens Arthur Robinson, that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in actions originating in federal and state courts in Australia. News Corporation conducts its operations through direct and indirect subsidiaries worldwide, but it does not directly own any significant assets outside Australia. News Corporation has been advised by Allens Arthur Robinson that, subject to certain conditions, exceptions and time limitations, federal and state courts in Australia will enforce a foreign (including U.S.) judgment for a liquidated amount in a civil matter, including (although there is no express authority relating to this) a judgment for such amount rendered in an action under the Securities Act or the Exchange Act obtained after due trial before a court which has jurisdiction on grounds recognized under Australian conflicts of law rules for the purposes of enforcement of judgments, provided that:

•	due service of process has been effected with sufficient notice to enable appearance in defense; and

•	such judgment:

(a)	is not contrary to Australian law or public policy and the proceedings by which it was obtained were not contrary to natural justice;

(b)	is final and conclusive and cannot be reopened by the parties and was not obtained by actual or constructive fraud or duress;

(c)	could be enforced by execution in the jurisdiction in which such judgment was rendered;

(d)	has not been stayed or satisfied in full or set aside;

(e)	is not directly or indirectly for the payment of foreign taxes or charges of like nature or of a fine or other penalty (in particular, Allens Arthur Robinson have indicated that they believe that, subject to the proviso in paragraph (g) below, Australian courts would probably not enforce a judgment for an amount arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for loss or damage sustained by the person in whose favor the judgment was given, such as a treble-damage award under the United States Racketeer Influenced and Corrupt Organizations Act);

(f)	was not awarded against a non-U.S. resident or corporation in respect of acts committed outside the United States;

(g)	is not a judgment in respect of which the Australian Attorney-General has made a declaration or order under the Australian Foreign Proceedings (Excess of Jurisdiction) Act, 1984 (provided that if the declaration is under Section 9(1)(d) of that Act and the amount of the judgment is deemed to be reduced to an amount specified in the declaration, the judgment may, subject to the other requirements for recognition or enforcement, be recognized or enforced as if the reduced amount were substituted for the amount of the judgment);

(h)	is not a judgment given in respect of a cause of action which had previously been determined by a court having jurisdiction; and

(i)	is not a judgment on a claim for contribution in respect of a judgment which does not satisfy the terms of this proviso.

      Allens Arthur Robinson has further advised that News Corporation might be allowed to raise any counterclaim which it might have raised had the action originally been brought before the courts of Australia, unless such counterclaim was in issue before and had previously been decided by such U.S. court. Of the foregoing matters which affect the enforceability of a foreign judgment in an Australian court, some must be established by the party seeking enforcement and others by the party resisting enforcement. Moreover, Allens Arthur Robinson has expressed no opinion as to whether the enforcement by an Australian court of any judgment would be effected in any currency other than Australian dollars, and if in Australian dollars, the date of determination of the applicable exchange rate from U.S. dollars to Australian dollars.

LEGAL MATTERS

      The validity of the shares of Hughes common stock to be distributed to the GM Class H common stockholders in the transactions has been passed upon by Weil, Gotshal & Manges LLP on behalf of Hughes. The validity of the News Corporation Preferred Ordinary Shares, represented by News Corporation Preferred ADSs, to be distributed and issued to the Hughes common stockholders (i.e., the former GM Class H common stockholders) in the transactions has been passed upon by Allens Arthur Robinson for News Corporation.

      Certain matters relating to the U.S. federal income tax consequences arising in connection with the transactions have been passed upon by Kirkland & Ellis LLP for General Motors, by Weil, Gotshal & Manges LLP for Hughes and by Skadden, Arps, Slate, Meagher & Flom LLP for News Corporation. Certain matters relating to the Australian income tax consequences arising in connection with the transactions have been passed upon by Mallesons Stephen Jaques for GM and by Allens Arthur Robinson for News Corporation.

EXPERTS

      The consolidated financial statements and the related financial statement schedules incorporated into this document by reference from the General Motors Corporation Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements and the related financial statement schedules for the year ended December 31, 2002, incorporated into this document by reference from the Hughes Electronics Corporation Current Report on Form 8-K dated July 24, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of The News Corporation Limited and subsidiaries incorporated into this document by reference to The News Corporation Limited’s Annual Report on Form 20-F/A for the year ended June 30, 2002, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The audited consolidated financial statements of Fox Entertainment Group, Inc. as of June 30, 2001 and for each of the two years in the period then ended incorporated into this document by reference to The News Corporation Limited’s Annual Report on Form 20-F for the year ended June 30, 2002, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

      On April 16, 2002, Fox Entertainment Group, Inc. dismissed Arthur Andersen LLP as its independent auditors. On April 16, 2002, Fox Entertainment Group, Inc. appointed Ernst & Young LLP to replace Arthur Andersen as the independent auditors of Fox Entertainment Group, Inc. Prior to the date of filing of this document, the Arthur Andersen partner responsible for the audit of the audited financial statements of Fox Entertainment Group, Inc. as of June 30, 2001 and for the two years then ended resigned from Arthur Andersen. As a result, after reasonable efforts, Fox Entertainment Group, Inc. has been unable to obtain Arthur Andersen’s written consent to the incorporation by reference into this document of its audit as of June 30, 2001 and for the two years then ended. Under these circumstances, Rule 437a under the Securities

Act permits the filing of this document without a written consent from Arthur Andersen. Because Arthur Andersen has not consented to the inclusion of its audit in this document, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

      The consolidated financial statements of Fox Entertainment Group, Inc. and subsidiaries incorporated into this document by reference to The News Corporation Limited’s Annual Report on Form 20-F for the year ended June 30, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The audited consolidated financial statements of Stream S.p.A. as of December 31, 2001 and for each of the two years in the period then ended incorporated into this document by reference in The News Corporation Limited’s Report of Foreign Issuer on Form 6-K dated May 20, 2003, have been audited by Arthur Andersen S.p.A., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

      On July 15, 2002, Stream S.p.A. appointed Reconta Ernst & Young S.p.A. to replace Arthur Andersen S.p.A. as its independent auditors. Prior to the date of filing of this document, the Arthur Andersen partner responsible for the audit of the audited financial statements of Stream as of December 31, 2000 and for the two years then ended resigned from Arthur Andersen. As a result, after reasonable efforts, Stream has been unable to obtain Arthur Andersen’s written consent to the incorporation by reference into this document of its audit as of December 31, 2000 and for the two years then ended. Under these circumstances, Rule 437a under the Securities Act permits the filing of this document without a written consent from Arthur Andersen. Because Arthur Andersen has not consented to the inclusion of its audit in this document, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

      The consolidated financial statements of Stream S.p.A. incorporated into this document by reference to The News Corporation Limited’s Report of Foreign Issuer on Form 6-K dated May 20, 2003, have been audited by Reconta Ernst & Young S.p.A., independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of British Sky Broadcasting Group plc for the year ended June 30, 2002 incorporated into this document by reference to the Current Report on Form 6-K of News Corporation filed on May 20, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of Gemstar— TV Guide International, Inc. appearing in The News Corporation Limited’s Annual Report on Form 20-F/A for the year ended June 30, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This document includes forward-looking statements. All statements, other than statements of historical facts, included in this document that address activities, events or developments that we expect or anticipate will or may occur in the future, references to future success and other matters are forward-looking statements, including statements preceded by, followed by or that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “intends,” “anticipates,” “continues,” “forecasts,” “designed,” “goal,” or the negative of those words or other comparable words.

      These statements are based on certain assumptions and analyses made in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors the companies believe are appropriate in the circumstances. However, whether actual future results and developments will conform with the companies’ expectations and predictions is subject to a number of risks and uncertainties, including the risks and uncertainties discussed in this document at “Risk Factors” and elsewhere; and other factors such as the following, many of which are beyond the companies’ control:

      With respect to General Motors:

•	changes in economic conditions, currency exchange rates, significant terrorist attacks or political instability in the major markets where GM procures material, components and supplies for the production of its principal products or where its products are produced, distributed or sold (i.e., North America, Europe, Latin America and Asia-Pacific);

•	shortages of fuel or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to or difficulties in the employment of labor in the major markets where GM purchases material, components and supplies for the production of its products or where its products are produced, distributed or sold;

•	significant changes in the competitive environment in the major markets where GM purchases material, components and supplies for the production of its products or where its products are produced, distributed or sold;

•	changes in the laws, regulations, policies or other activities of governments, agencies and similar organizations where such actions may affect the production, licensing, distribution or sale of GM’s products, the cost thereof or applicable tax rates; and

•	the ability of GM to achieve reductions in cost and employment levels, to realize production efficiencies and to implement capital expenditures, all at the levels and times planned by management.

      With respect to Hughes:

•	benefits expected from the transactions may not be realized due to, and unanticipated costs may be incurred with respect to, delays, burdensome conditions imposed by regulatory authorities or disruptions in relationships with employees, customers or suppliers;

•	Hughes is party to various lawsuits which, if adversely decided, could have a significant adverse impact on its businesses and the transactions;

•	weakness in the global economy may harm the business of Hughes generally, and adverse local political or economic developments may occur in some markets of Hughes;

•	legislative and regulatory developments may create unexpected challenges for Hughes;

•	Hughes may be unable to obtain needed retransmission consents, FCC authorizations or export licenses;

•	service interruptions arising from technical anomalies on some satellites, or caused by war, terrorist activities or natural disasters, may cause customer cancellations or otherwise harm the business of Hughes;

•	Hughes faces intense and increasing competition from cable television operators and other subscription television providers, new competitors may enter the subscription television business, and new technologies may increase competition;

•	regulatory authorities or third parties may impose limitations on access to distribution channels;

•	satellite launches may be delayed or fail, the satellites of Hughes may fail prematurely in orbit, and Hughes may be unable to obtain adequate insurance to cover losses incurred from the failure of launches and/or satellites;

•	Hughes has experienced satellite anomalies in the past and may experience satellite anomalies in the future that could lead to the loss or reduced capacity of such satellites that could materially affect operations;

•	future acquisitions, strategic partnerships and divestitures may involve additional uncertainties;

•	the ability of customers to obtain financing; and

•	the ability to timely perform material contracts or achieve cost reductions.

      With respect to News Corporation:

•	deterioration in worldwide economic and business conditions;

•	rapidly changing technology challenging its businesses’ ability to adapt successfully;

•	exposure to fluctuations in currency exchange rates;

•	significant changes in News Corporation’s assumptions about customer acceptance, overall market penetration and competition from providers of alternative products and services;

•	unexpected challenges created by legislative and regulatory developments; and

•	changes in News Corporation’s business strategy or development plans.

      With respect to GM, Hughes and News Corporation:

•	the September 11, 2001 terrorist attacks, the military activity in Iraq, the outbreak or escalation of hostilities between the United States and any foreign power or territory and changes in international political conditions as a result of these events may continue to affect the United States and the global economy and may increase other risks; and

•	GM, Hughes and News Corporation may face other risks described from time to time in periodic reports that each files with the SEC.

      Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments the companies anticipate will be realized or, even if realized, that they will have the expected consequences to or effects on the companies and their respective subsidiaries or their businesses or operations. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

WHERE YOU CAN FIND MORE INFORMATION

      GM files annual, quarterly and current reports, proxy statements and other information with the SEC. GM’s filings include information relating to Hughes. Beginning in 1999, Hughes began filing its own annual, quarterly and current reports with the SEC. News Corporation files annual and other reports and other information with the SEC. However, News Corporation, as a foreign private issuer, is exempt from the SEC’s rules prescribing the furnishing and content of proxy statements. You may read and copy any reports, statements or other information that the companies file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. GM, Hughes and News Corporation public filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at “www.sec.gov”. Reports, documents and other information filed by GM and News Corporation are also available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      This document constitutes a consent solicitation statement of GM relating to the transactions, pursuant to which GM is seeking the requisite GM common stockholder approval of the proposals described in this document. Hughes has filed a registration statement on Form S-4 to register with the SEC the Hughes common stock to be distributed to the GM Class H common stockholders in the transactions. News Corporation has filed a registration statement on Form F-4 to register with the SEC the News Corporation Preferred Ordinary Shares, represented by News Corporation Preferred ADSs, to be distributed and issued to the GM Class H common stockholders in the transactions. This document includes a prospectus of Hughes and a prospectus of News Corporation which constitute part of Hughes’ registration statement and News Corporation’s registration statement, respectively. As allowed by the SEC rules, however, this document does not contain all of the information you can find in the registration statements or the exhibits to the registration statements. Each registration statement and its exhibits are available for inspection and copying as set forth above.

      The News Corporation Preferred ADSs, each representing four Preferred Ordinary Shares of News Corporation, will be issued under the deposit agreement, dated as of December 3, 1996, between News Corporation, Citibank, N.A., as depositary, and the holders from time to time of the News Corporation Preferred ADSs. News Corporation will provide the depositary with copies of its annual reports containing consolidated financial statements which are audited and reported upon, with an opinion expressed by News Corporation’s independent public accountants. Such consolidated financial statements will be prepared in conformity with Australian generally accepted accounting principles. News Corporation also will prepare annual reconciliations of its financial statements to U.S. generally accepted accounting principles. The depositary will mail such reports to record holders of News Corporation Preferred ADSs. News Corporation also will provide to the depositary all notices of shareholders’ meetings and other reports and communications that are generally made available to shareholders of News Corporation. The Depositary will, in its discretion, make such notices, other reports and communications available to holders of News Corporation Preferred ADSs, and will mail to all record holders a notice containing a summary of the information contained in any notice of a shareholders’ meeting of News Corporation received by it.

      The SEC allows us to incorporate by reference information into this document, which means that the companies can disclose information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document or in later filed documents incorporated by reference into this document. Except as otherwise indicated, this document incorporates by reference the documents set forth below that GM, Hughes and News Corporation have previously filed with the SEC. These documents contain important information about GM, Hughes, News Corporation, and their respective financial condition.

GM Filings (File No. 1-143)	Period

Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Report on Form 10-Q	Quarters ended March 31, 2003 and June 30, 2003
Current Reports on Form 8-K	Date filed: January 3, 2003, January 9, 2003*, January 9, 2003*, January 10, 2003*, January 16, 2003, February 3, 2003, February 13, 2003*, February 25, 2003, February 27, 2003*, February 28, 2003, March 3, 2003, March 3, 2003, March 7, 2003 March 19, 2003, March 20, 2003, April 1, 2003, April 10, 2003, April 14, 2003, April 15, 2003*, April 23, 2003, May 1, 2003, May 15, 2003, June 3, 2003, June 6, 2003, June 10, 2003*, June 12, 2003*, June 13, 2003, June 19, 2003, June 19, 2003, June 19, 2003, June 20, 2003, June 20, 2003, July 2, 2003, July 16, 2003, July 17, 2003*, July 23, 2003*, July 24, 2003 and August 1, 2003

*	Report submitted to the SEC under Item 9, Regulation FD Disclosure. Pursuant to General Instruction B of Form 8-K, the report submitted under Item 9 is not deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 and GM is not subject to liabilities of that section. We are not incorporating and will not incorporate by reference these reports into a filing under the Securities Act of 1933, the Securities Exchange Act of 1934 or into this document.

Hughes Filings (File No. 0-26035)	Period

Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Report on Form 10-Q	Quarters ended March 31, 2003 and June 30, 2003
Current Reports on Form 8-K	Date filed: January 9, 2003*, January 15, 2003, February 12, 2003*, February 27, 2003*, March 3, 2003, March 19, 2003, April 14, 2003*, April 14, 2003, May 13, 2003, June 20, 2003, July 16, 2003*, July 16, 2003, July 24, 2003, August 8, 2003* and August 11, 2003

*	Report that is not deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 and Hughes is not subject to liabilities of that section. We are not incorporating and will not incorporate by reference these reports into a filing under the Securities Act of 1933, the Securities Exchange Act of 1934 or into this document.

News Corporation Filings (File No. 1-9141)	Period

Annual Report on Form 20-F and 20-F/A	Year ended June 30, 2002
Reports of Foreign Private Issuers on Form 6-K	Date filed: July 3, 2002*, August 15, 2002, August 15, 2002, August 21, 2002*, September 17, 2002*, September 26, 2002*, September 26, 2002*, October 1, 2002*, October 15, 2002*, October 15, 2002*, November 14, 2002, November 14, 2002*, January 17, 2003*, February 12, 2003*, March 4, 2003*, March 5, 2003*, March 12, 2003*, March 13, 2003, March 19, 2003*, March 20, 2003, March 28, 2003*, March 28, 2003*, April 10, 2003*, April 10, 2003*, April 14, 2003*, April 30, 2003*, May 7, 2003, May 13, 2003*, May 20, 2003, July 2, 2003, July 2, 2003, August 13, 2003, August 13, 2003* and August 18, 2003

*	Report that is not deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 and News Corporation is not subject to liabilities of that section. We are not incorporating and will not incorporate by reference these reports into a filing under the Securities Act of 1933, the Securities Exchange Act of 1934 or into this document.

      We hereby incorporate by reference into this document additional documents that GM, Hughes and News Corporation may file with the SEC between the date of this document and the completion of the transactions. These include periodic reports, such as Annual Reports on Form 10-K or Form 20-F, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Reports of Foreign Private Issuers on Form 6-K, as well as proxy statements.

      You may already have received some of the documents incorporated by reference, but you can obtain any of them through GM, News Corporation or the SEC’s website described above. Documents incorporated by reference are available from GM or News Corporation, as applicable, without charge, excluding all exhibits unless specifically incorporated by reference as exhibits into this prospectus.

      You may obtain some of the documents about GM, Hughes and News Corporation at the following websites:

•	GM: Documents relating to GM are available at GM’s website, “www.gm.com” by selecting “Investor Information & Governance” and then selecting “SEC Filings”;

•	Hughes: Documents relating to Hughes are available at Hughes’ website, “www.hughes.com” by selecting “Investor Relations” and then selecting “SEC Filings”; and

•	News Corporation: Certain Documents relating to News Corporation are available at News Corporation’s website, “www.newscorp.com” by selecting “Investor & Financial” and then selecting “SEC.”

      We are not incorporating the contents of the website of the SEC, Hughes, GM, News Corporation or any other person into this document.

      This information is available to you without charge upon your written or oral request as described below. Written and telephone requests by GM common stockholders for any of the documents about GM, Hughes or News Corporation should be directed to GM as indicated below:

GM Fulfillment Center

MC 480-000-FC1
30200 Stephenson Hwy.
Madison Heights, Michigan 48071-1621
Telephone: (313) 667-1434

      If you request any incorporated documents from GM, GM will mail them to you by first class mail, or other equally prompt means, within one business day of receipt of your request.

      The information contained in this document with respect to GM was provided by GM, the information in this document with respect to Hughes was provided by Hughes and the information with respect to News Corporation was provided by News Corporation.

APPENDIX A: THE FIRST GM CHARTER AMENDMENT— ARTICLE FOURTH OF THE GM

RESTATED CERTIFICATE OF INCORPORATION AFTER GIVING EFFECT TO THE
FIRST CHARTER AMENDMENT TO EFFECT THE TRANSACTIONS

      The complete text of Article Fourth of the GM Certificate of Incorporation, as proposed to be amended in connection with the transactions, appears below. New text is set forth in bold type and underlined. Deleted text has been lined through.

ARTICLE FOURTH:

      The total authorized capital stock of the Corporation is as follows: 5,706,000,000 shares, of which 6,000,000 shares shall be Preferred Stock, without par value (“Preferred Stock”), 100,000,000 shares shall be Preference Stock, $0.10 par value (“Preference Stock”), and 5,600,000,000 shares shall be Common Stock, of which 2,000,000,000 shares shall be Common Stock, $1 2/3 par value (“Common Stock”), and 3,600,000,000 shares shall be Class H Common Stock, $0.10 par value (“Class H Common Stock”).

DIVISION I: COMMON STOCK AND CLASS H COMMON STOCK.

      The Common Stock and the Class H Common Stock shall be identical in all respects and shall have equal rights and privileges, except as otherwise provided in this Article FOURTH. The relative rights, privileges and restrictions of the shares of each class are as follows:

           (a) Dividend Rights.

           Subject to the express terms of any outstanding series of Preferred Stock or Preference Stock, dividends may be paid in cash or otherwise upon the Common Stock and the Class H Common Stock out of the assets of the Corporation in the relationship and upon the terms provided for below with respect to each such class:

                (1) Dividends on Common Stock.

                Dividends on Common Stock may be declared and paid only to the extent of the assets of the Corporation legally available for the payment of dividends reduced by an amount equal to the sum of (A) the amount determined by the GM Board to be available for the payment of dividends on the Class H Common Stock as of December 17, 1997 (the “Hughes Transactions Date”) plus the paid in surplus attributable to shares of Class H Common Stock issued after the Hughes Transactions Date; and (B) that portion of the earned surplus of the Corporation attributable to the Available Separate Consolidated Net Income of Hughes (as defined in subparagraph (a)(4)) earned since the Hughes Transactions Date. Dividends declared and paid with respect to shares of Common Stock and any adjustments to capital or surplus resulting from either (i) the repurchase or issuance of any shares of Common Stock or (ii) any other reason deemed appropriate by the Board of Directors shall be subtracted from or added to the amount available for the payment of dividends on Common Stock. Subject to the foregoing, the declaration and payment of dividends on the Common Stock, and the amount thereof, shall at all times be solely in the discretion of the Board of Directors of the Corporation.

                (2) Dividends on Class H Common Stock.

                Dividends on the Class H Common Stock may be declared and paid only to the extent of the assets of the Corporation legally available for the payment of dividends reduced by an amount equal to the sum of (A) the amount determined by the GM Board to be available for the payment of dividends on the Common Stock as of the Hughes Transactions Date plus the paid in surplus attributable to shares of Common Stock issued after the Hughes Transactions Date; and (B) the earned surplus of the Corporation earned since the Hughes Transactions Date exclusive of that portion of such earned surplus attributable to the Available Separate Consolidated Net Income of Hughes earned since the Hughes Transactions Date. Dividends declared and paid with respect to shares of Class H Common Stock and any adjustments to capital or surplus resulting from either (i) the repurchase or issuance of any shares of Class H Common Stock or (ii) any other reason deemed appropriate by the Board of Directors shall be subtracted from or added to the amount available for the payment of dividends on Class H Common Stock. Subject to the foregoing, the declaration and payment of dividends on the Class H Common Stock, and the amount thereof, shall at all times be solely in the discretion of the Board of Directors of the Corporation.

                (3) Discrimination Between Common Stock and Class H Common Stock.

                The Board of Directors, subject to the provisions of subparagraphs (a)(1) and (a)(2), may, in its sole discretion, declare dividends payable exclusively to the holders of Common Stock, exclusively to the holders of Class H Common Stock or to the holders of both such classes in equal or unequal amounts, notwithstanding the respective amounts available for dividends to each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class or any other factor.

                (4) Available Separate Consolidated Net Income of Hughes.

                The “Available Separate Consolidated Net Income of Hughes” shall mean the separate net income of Hughes Electronics Corporation, its subsidiaries and successors after the Hughes Transactions Date (“Hughes”) on a consolidated basis, determined in accordance with generally accepted accounting principles, without giving effect to any adjustment which would result from accounting for the acquisition of Hughes Aircraft Company by the Corporation using the purchase method, calculated for each quarterly accounting period and multiplied by a fraction, the numerator of which shall be the weighted average number of shares of Class H Common Stock outstanding during such accounting period and the denominator of which shall initially be 399,914,626; provided, that such fraction shall in no event be greater than one. The denominator of the foregoing fraction shall be adjusted from time to time as deemed appropriate by the Board of Directors of the Corporation (i) to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the Class H Common Stock and stock dividends payable in shares of Class H Common Stock to holders of Class H Common Stock, (ii) to reflect the fair market value of contributions of cash or property by the Corporation to Hughes or of cash or property of the Corporation to, or for the benefit of, employees of Hughes in connection with employee benefit plans or arrangements of the Corporation or any of its subsidiaries, (iii) to reflect the number of shares of capital stock of the Corporation contributed to, or for the benefit of, employees of Hughes in connection with benefit plans or arrangements of the Corporation or any of its subsidiaries, (iv) to reflect payments by Hughes to the Corporation of amounts applied to the repurchase by the Corporation of shares of Class H Common Stock, and (v) to reflect the number of shares of Class H Common Stock repurchased by Hughes and no longer outstanding; provided, that in the case of adjustments pursuant to clause (iv) or clause (v) above, adjustments shall be made only to the extent that the Board of Directors of the Corporation, in its sole discretion, shall have approved such repurchase of shares by the Corporation or Hughes and, in the case of clause (iv) above, shall declare such payments by Hughes to be applied to such repurchase. Any changes in the numerator or denominator of the foregoing fraction occurring after the end of a quarterly accounting period shall not result in an adjustment to the Available Separate Consolidated Net Income of Hughes for such quarterly accounting period or any prior period. For all purposes, determination of the Available Separate Consolidated Net Income of Hughes shall be in the sole discretion of the Board of Directors of the Corporation and shall be final and binding on all stockholders of the Corporation.

           (b) Voting Rights.

           The holders of Common Stock and Class H Common Stock shall vote together as a single class on all matters; provided, however, that (i) the holders of Common Stock voting separately as a class shall be entitled to approve by the vote of a majority of the shares of Common Stock then outstanding any amendment, alteration or repeal of any of the provisions of this Certificate of Incorporation which adversely affects the rights, powers or privileges of the Common Stock; (ii) the holders of Class H Common Stock voting separately as a class shall be entitled to approve by the vote of a majority of the shares of Class H Common Stock then outstanding any amendment, alteration or repeal of any of the provisions of this Certificate of Incorporation which adversely affects the rights, powers or privileges of the Class H Common Stock; and (iii) any increase in the number of authorized shares of Class H Common Stock shall be subject to approval by both (A) the holders of a majority of the shares of Common Stock and Class H Common Stock then outstanding, voting together as a single class based upon their respective voting rights, and (B) the holders of a majority of the shares of Class H Common Stock then outstanding, voting separately as a class. Subject to adjustment pursuant to paragraph (e) hereof, each holder of Common Stock shall be entitled to one vote, in person or by proxy, for each share of Common Stock standing in his name on the stock transfer books of the Corporation; and each holder of Class H Common Stock shall be entitled to the Class H Portion (as defined below) of a vote, in person or by proxy, for each share of Class H Common Stock standing in his name on the stock transfer books of the Corporation. For purposes of this paragraph (b) and paragraph (d) of Division I of this Article FOURTH, “Class H Portion” shall mean the greater of (x) 0.50 and (y) an amount, rounded to the nearest one-tenth, equal to (i) the average of the Closing Prices (as defined in subparagraph (c)(5)) of a share of Class H Common Stock during the period of twenty (20) consecutive trading days beginning on January 5, 1998 divided by (ii) the average of the Closing Prices of a share of Common Stock during such period.

(c) Exchangeability.

                (1)  After December 31, 2002, the Board of Directors of the Corporation, in its sole discretion and by a majority vote of the directors then in office, may at any time effect a recapitalization of the Corporation by declaring that all of the outstanding shares of Class H Common Stock shall be exchanged for fully paid and nonassessable shares of Common Stock in accordance with the Exchange Rate (as defined in subparagraph (c)(4)).

                (2)  ~~In~~Except as otherwise provided in subparagraph (c)(3), in the event of the sale, transfer, assignment or other disposition by the Corporation of Substantially All of the Business of Hughes (as defined in subparagraph (c)(3)) to a person, entity or group of which the Corporation is not a majority owner (whether by merger, consolidation, sale of assets or stock, liquidation, dissolution, winding up or otherwise), effective upon the consummation of such sale, transfer, assignment or other disposition and automatically without any action on the part of the Corporation or its Board of Directors or on the part of the holders of shares of Class H Common Stock, the Corporation shall be recapitalized and all outstanding shares of Class H Common Stock shall be exchanged for fully paid and nonassessable shares of Common Stock at the Exchange Rate.

                (3)  ~~For~~Except as otherwise provided in the immediately following sentence, for purposes of subparagraph (c)(2) of this subparagraph (c) of Division I of this Article FOURTH, the term “Substantially All of the Business of Hughes” shall mean 80% or more of the business of Hughes, based on the fair market value of the assets, both tangible and intangible, of Hughes as of the time that the proposed transaction is approved by the Board of Directors of the Corporation. Notwithstanding the preceding sentence or any other provision of this Article Fourth, the redemption of shares of Class H Common Stock pursuant to paragraph (f) of Division I of this Article FOURTH shall not (A) constitute, for purposes of subparagraph (c)(2) and this subparagraph (c)(3), the sale, transfer, assignment or disposition by the Corporation of Substantially All of the Business of Hughes to a person, entity or group of which the Corporation is not a majority owner or (B) cause the recapitalization contemplated by subparagraph (c)(2).

                (4)  For purposes of this paragraph (c) of Division I of this Article FOURTH, the term “Exchange Rate” applicable to the Class H Common Stock shall mean the number of shares of Common Stock for which each share of Class H Common Stock shall be exchangeable pursuant to subparagraphs (c)(1) and (c )(2), as the case may be, of this paragraph (c) determined as follows: Each share of Class H Common Stock shall be exchangeable for such number of shares of Common Stock (calculated to the nearest five decimal places) as is determined by dividing (A) the product resulting from multiplying (i) the Average Market Price Per Share (as defined in subparagraph (c)(5)) of such Class H Common Stock by (ii) 1.2, by (B) the Average Market Price Per Share of Common Stock.

           (5)     For purposes of this paragraph (c) of Division I of this Article FOURTH, the “Average Market Price Per Share” of Common Stock or Class H Common Stock, as the case may be, shall mean the average of the Closing Prices of a share of such Common Stock or Class H Common Stock for the fifteen (15) consecutive trading days ending one (1) trading day prior to either (A) in the case of an exchange pursuant to subparagraph (c)(1), the date the Exchange Notice (as defined in subparagraph (c)(8)) is mailed or (B) in the case of an exchange pursuant to subparagraph (c)(2), the date of the public announcement by the Corporation or one of its subsidiaries of the first to occur of the following: that the

Corporation or one of its subsidiaries (1) has entered into an agreement in principle with respect to such transaction or (2) has entered into a definitive agreement with respect thereto. For purposes of this paragraph (c) of Division I of this Article FOURTH, the “Closing Price” of a share of Common Stock or Class H Common Stock for each day shall mean the closing sales price therefor as reported in The Wall Street Journal or, if not reported therein, as reported in another newspaper of national circulation chosen by the Board of Directors of the Corporation or, in case no such sale takes place on such day, the average of the closing bid and asked prices regular way on the New York Stock Exchange, or if the Common Stock or Class H Common Stock is not then listed or admitted to trading on the New York Stock Exchange, on the largest principal national securities exchange on which such stock is then listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, then the last reported sale prices for such shares in the over-the-counter market, as reported on the National Association of Securities Dealers Automated Quotation System, or, if such sale prices shall not be reported thereon, the average of the closing bid and asked prices so reported, or, if such bid and asked prices shall not be reported thereon, as the same shall be reported by the National Quotation Bureau Incorporated, or, in all other cases, an appraised market value furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors or the Finance Committee of the Corporation for that purpose.

           (6)     No fraction of a share of Common Stock shall be issued in connection with the exchange of shares of Class H Common Stock into Common Stock, but in lieu thereof, each holder of Class H Common Stock who would otherwise be entitled to a fractional interest of a share of Common Stock shall, upon surrender of such holder’s certificate or certificates (if any) representing shares of Class H Common Stock, be entitled to receive a cash payment (without interest) (the “Fractional Payment”) equal to the product resulting from multiplying (A) the fraction of a share of Common Stock to which such holder would otherwise have been entitled by (B) the Average Market Price Per Share of the Common Stock.

           (7)     No adjustments in respect of dividends shall be made upon the exchange of any shares of Class H Common Stock; provided, however, that if the Exchange Date (as defined in subparagraph (c)(8)) with respect to Class H Common Stock shall be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto but prior to the payment or distribution thereof, the registered holders of such shares at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on such shares on the date set for payment of such dividend or other distribution notwithstanding the exchange of such shares or the Corporation’s default in payment of the dividend or distribution due on such date.

           (8)     At such time or times as the Corporation exercises its right to cause all of the shares of Class H Common Stock to be exchanged for Common Stock in accordance with subparagraph (c)(1) of this paragraph (c) of Division I of this Article FOURTH and at such time as the Corporation causes the exchange of such Class H Common Stock for Common Stock as a result of a sale, transfer, assignment or other disposition of the type referred to in subparagraph (c)(2) of this paragraph (c), the Corporation shall give notice of such exchange to the holders of Class H Common Stock whose shares are to be exchanged, by mailing by first-class mail a notice of such exchange (the “Exchange Notice”), in the case of an exchange in accordance with subparagraph (c)(1) not less than thirty (30) nor more than sixty (60) days prior to the date fixed for such exchange (the “Exchange Date”), and in the case of an exchange in accordance with subparagraph (c)(2) as soon as practicable before or after the Exchange Date, in either case to their last addresses as they shall appear upon the Corporation’s books. Each such Exchange Notice shall specify the Exchange Date and the Exchange Rate applicable to such exchange, and shall state that issuance of certificates representing, or other evidence of ownership of, Common Stock to be received upon exchange of shares of Class H Common Stock shall be, if such shares of Class H Common Stock are held in certificated form, upon surrender of certificates representing such shares of Class H Common Stock.

           (9)     Neither the failure to mail any notice required by this paragraph (c) of Division I of this Article FOURTH to any holder nor any defect therein shall affect the sufficiency thereof with respect to any holder or the validity of any recapitalization contemplated hereby.

           ~~(9)~~     (10) Before any holder of shares of Class H Common Stock who holds such shares in certificated form shall be entitled to receive certificates representing, or other evidence of ownership of, shares of Common Stock for which such shares of Class H Common Stock were exchanged, such holder shall surrender at such office as the Corporation shall specify certificates for such shares of Class H Common Stock duly endorsed to the Corporation or in blank or accompanied by proper instruments of transfer to the Corporation or in blank, unless the Corporation shall waive such requirement. The Corporation will, as soon as practicable after such surrender of any such certificates representing shares of Class H Common Stock, issue and deliver at the office of the transfer agent representing the Common Stock to the person for whose account such shares of Class H Common Stock were so surrendered, or to his nominee or nominees, certificates representing, or other evidence of ownership of, the number of whole shares of Common Stock to which such holder shall be entitled as aforesaid, together with the Fractional Payment, if any.

           ~~(10)~~     (11) From and after the Exchange Date, all rights of a holder of shares of Class H Common Stock which were exchanged for shares of Common Stock shall cease except for the right to receive certificates representing, or other evidence of ownership of, shares of Common Stock together with a Fractional Payment, if any, as contemplated by subparagraphs (c)(6) and (c)(~~9~~10) of this paragraph (c) and rights to dividends as provided in subparagraph (c)(7); provided, however, that no holder of a certificate which immediately prior to the Exchange Date represented shares of Class H Common Stock shall be entitled to receive any of the foregoing until surrender of such certificate. Upon such surrender, there shall be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable with respect to a record date after the Exchange Date, but which were not paid by reason of the foregoing, with respect to the number of whole shares of Common Stock represented by the certificate or certificates issued upon such surrender. From and after the Exchange Date applicable to the Class H Common Stock, the Corporation shall, however, be entitled to treat the certificates for Class H Common Stock which have not yet been surrendered for exchange as evidencing the ownership of the number of whole shares of Common Stock for which the shares of Class H Common Stock represented by such certificates shall have been exchanged, notwithstanding the failure to surrender such certificates.

           ~~(11)~~     (12) If any shares of Common Stock are to be issued in a name other than that in which the shares of Class H Common Stock exchanged therefor are registered, it shall be a condition of such issuance that the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of such shares of Common Stock in a name other than that of the record holder of the shares of Class H Common Stock exchanged therefor, or shall establish to the satisfaction of the Corporation or its agent that such tax has been paid or is not applicable. Notwithstanding anything to the contrary in this paragraph (c), the Corporation shall not be liable to a holder of shares of Class H Common Stock for any shares of Common Stock or dividends or distributions thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

           ~~(12)~~     (13) At such time as any Exchange Notice is delivered with respect to any shares of Class H Common Stock, or at the time of the Exchange Date, if earlier, the Corporation shall have reserved and kept available, solely for the purpose of issuance upon exchange of the outstanding shares of Class H Common Stock, such number of shares of Common Stock as shall be issuable upon the exchange of the number of shares of Class H Common Stock specified or to be specified in the Exchange Notice, provided, that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of the exchange of the outstanding shares of Class H Common Stock by delivery of purchased shares of Common Stock which are held in the treasury of the Corporation.

(d) Liquidation Rights.

           In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after there shall have been paid or set apart for the holders of Preferred Stock and Preference Stock the full preferential amounts to which they are entitled, the holders of Common Stock and Class H Common Stock shall be entitled to receive the assets of the Corporation remaining for distribution to its stockholders, on a per share basis in proportion to the respective per share liquidation units of such classes.

Subject to adjustment pursuant to paragraph (e) hereof, each share of Common Stock and Class H Common Stock shall be entitled to liquidation units of one (1.0) and the Class H Portion, respectively.

(e) Subdivision or Combination.

                (1)  If after the Hughes Transactions Date, the Corporation shall in any manner subdivide (by stock split or otherwise) or combine (by reverse stock split or otherwise) the outstanding shares of the Common Stock or Class H Common Stock, or pay a stock dividend in shares of any class to holders of that class, the per share voting rights specified in paragraph (b) and the per share liquidation units specified in paragraph (d) of Class H Common Stock relative to Common Stock shall be appropriately adjusted so as to avoid any dilution in the aggregate voting or liquidation rights of any class. Distribution by the Corporation of shares of any class of its common stock as a dividend on any other class of its common stock shall not require an adjustment pursuant to this paragraph (e)(1).

                (2)  If after the Hughes Transactions Date, the Corporation shall distribute shares of Class H Common Stock as a dividend (the “Dividend”) on Common Stock, then the per share liquidation rights of the classes of common stock set forth in paragraph (d) above, as they may have been previously adjusted, shall be adjusted so that:

                (A) each holder of shares of Class H Common Stock shall be entitled to, with respect to such holder’s interest in such Class H Common Stock, the same percentage of the aggregate liquidation units of all shares of the Corporation’s common stock immediately after the Dividend as such holder was entitled to with respect to such holder’s interest in such Class H Common Stock immediately prior to the Dividend; and

                (B) each holder of shares of Common Stock shall be entitled to, with respect to such holder’s interest in Common Stock and all shares of Class H Common Stock issued with respect to such holder’s shares of Common Stock, the same percentage of the aggregate liquidation units of all shares of the Corporation’s common stock immediately after the Dividend as such holder was entitled to with respect to such holder’s interest in Common Stock immediately prior to the Dividend; provided, that any adjustment pursuant to this subparagraph (e)(2)(B) shall be made to the liquidation units of Common Stock.

                In no event will any adjustments be made pursuant to this subparagraph (e)(2) if the adjustment called for herein would reduce the liquidation units of any class of common stock to less than zero.

                (3)  The determination of any adjustment required under this paragraph (e) shall be made by the Corporation’s Board of Directors; any such determination shall be binding and conclusive upon all holders of shares of all classes of the Corporation’s common stock. Following any such determination, the Secretary of the Corporation shall maintain a record of any such adjustment.

                    (f) Redemption of Class H Common Stock.

                (1)     In effectuating the separation, if any, of Hughes from the Corporation in the performance of that certain Stock Purchase Agreement, dated as of April 9, 2003 (as amended from time to time, the “Stock Purchase Agreement”), by and among the Corporation, Hughes, and The News Corporation Limited, an Australian Corporation (“News”), and that certain Separation Agreement, dated as of April 9, 2003, by and between the Corporation and Hughes, the Board of Directors of the Corporation, in its sole discretion and by a majority vote of the directors then in office, may, out of funds legally available therefor, redeem all (but not less than all) of the outstanding shares of Class H Common Stock by distributing to the holders thereof one (1.0) share of common stock, par value $0.01 per share, of Hughes (the “Hughes Common Stock”) in exchange for each share of Class H Common Stock outstanding as of immediately prior to the Redemption Effective Time (as defined below) (such outstanding shares of Class H Common Stock, the “Class H Outstanding Shares”); provided that, in order to ensure that the number of shares of Hughes Common Stock distributed to the holders of Class H Common Stock pursuant to any such redemption appropriately reflects that portion of the Available Separate Consolidated Net Income of Hughes that is then attributed to the Class H Outstanding Shares, (A) the aggregate number of shares of Hughes Common Stock outstanding immediately prior to the Redemption Effective Time shall be caused to be equal to the numerator of the fraction described in subparagraph (a)(4) of Division I of this Article FOURTH, determined as of immediately prior to the Redemption Effective Time and as of such point in time rather than as an average with respect to any accounting period (the “Split-Off Numerator”), and (B) the aggregate number of shares of Class B common stock, par value $0.01 per share, of Hughes (the “Hughes Class B Common Stock”) outstanding immediately prior to the Redemption Effective Time shall be caused to be equal to the difference obtained by subtracting (i) the Split-Off Numerator from (ii) the denominator of the fraction described in subparagraph (a)(4) of Division I of this Article FOURTH, determined as of immediately prior to the Redemption Effective Time and as of such point in time rather than as an average with respect to any accounting period (the “Split-Off Denominator”). For all purposes, determination of the Split-Off Numerator and Split-Off Denominator shall be in the sole discretion of the Board of Directors of the Corporation and shall be final and binding on all stockholders of the Corporation.

                (2)     If the Redemption Effective Time shall be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto but prior to the payment or distribution thereof, the registered holders of such shares at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on such shares on the date set for payment of such dividend or other distribution notwithstanding the redemption of such shares.

                (3)     Following such time as the Board of Directors of the Corporation has determined to effect a redemption in accordance with subparagraph (f)(1), the Corporation shall give notice of such redemption to the holders of record of Class H Common Stock by providing such notice of such redemption (the “Redemption Notice”) as the Corporation deems appropriate, in accordance with applicable law, including, but not limited to, the rules of any national securities exchange upon which the Class H Common Stock is then listed, prior to the date and time fixed by the Board of Directors of the Corporation for such redemption (the date and time fixed for such redemption, the “Redemption Effective Time”) to their last addresses as they shall appear on the Corporation’s books. Each such Redemption Notice shall specify the Redemption Effective Time and the other terms of the redemption; provided, that (A) such redemption shall be contingent upon the simultaneous sale by the Corporation of shares of Class B common stock, par value $0.01 per share, of Hughes to News upon the terms and conditions set forth in Stock Purchase Agreement, (B) such redemption may be made contingent upon the occurrence of any other specified event and (C) the Redemption Effective Time may be fixed by the Board of Directors of the Corporation in its sole discretion by reference to any other such specified event (in which case, for all purposes, determination of the Redemption Effective Time by reference to such specified event shall be in the sole discretion of the Board of Directors of the Corporation and shall be final and binding on all stockholders of the Corporation).

                (4)     Neither the failure to provide any notice required by this paragraph (f) of Division I of this Article FOURTH to any holder nor any defect therein shall affect the sufficiency thereof with respect to any holder or the validity of any redemption contemplated hereby.

                (5)     From and after the Redemption Effective Time, all shares of Class H Common Stock shall cease to be outstanding and shall automatically be cancelled, and each holder of a certificate, or other evidence of ownership, previously evidencing any such shares of Class H Common Stock shall cease to have any rights with respect thereto, except for the right to receive shares of Hughes Common Stock in accordance with subparagraph (f)(1) and rights to dividends as provided in subparagraph (f)(2).

                (6)     From and after the Redemption Effective Time, the Corporation shall be entitled to treat the certificates previously evidencing shares of Class H Common Stock that have not yet been surrendered for exchange as evidencing the ownership of the number of shares of Hughes Common Stock for which such shares of Class H Common Stock shall have been redeemed, notwithstanding the failure of any holder thereof to surrender such certificates.

                (7)     If any shares of Hughes Common Stock are to be distributed in a name other than that in which the shares of Class H Common Stock redeemed therefor are registered, it shall be a condition of such distribution that the person requesting such distribution shall pay any transfer or other taxes required by reason of the distribution of such shares of Hughes Common Stock to a person or in a name other than that of the record holder of the shares of Class H Common Stock redeemed therefor, or shall establish to the satisfaction of the Corporation or its agent that such tax has been paid or is not applicable. Notwithstanding anything to the contrary in this paragraph (f), the Corporation shall not be liable to any holder of shares of Class H Common Stock for any shares of Hughes Common Stock or dividends or distributions thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                (8)     From and after the effective time of the merger, if any, of GMH Merger Sub, Inc., a Delaware corporation (“Merger Sub”), with and into Hughes, with Hughes as the surviving Corporation (the “Merger,” and such effective time, the “Merger Effective Time”), pursuant to that certain Agreement and Plan of Merger, dated as of April 9, 2003 (as such agreement may be amended from time to time in accordance with its terms, the “Merger Agreement”), by and among Hughes, News and Merger Sub, all shares of Hughes Common Stock, and all rights of a holder of shares of Hughes Common Stock, shall be subject to the effects thereof set forth in the Merger Agreement, the certificate of merger filed with respect to the Merger and the Delaware General Corporation Law (as amended from time to time).

                (9)     The Corporation may, subject to applicable law, establish such other rules, requirements or procedures to facilitate any redemption contemplated by this paragraph (f) as the Board of Directors may determine in its sole discretion to be appropriate under the circumstances. Without limiting the generality of the foregoing, in the event that the Merger does not occur reasonably promptly (as determined by both the Board of Directors of the Corporation and the Board of Directors of Hughes) following the Redemption Effective Time, then, effective as of a date mutually determined by the Board of Directors of the Corporation and the Board of Directors of Hughes (any such date, the “Certification Date”), no holder of a certificate that immediately prior to the Redemption Effective Date represented shares of Class H Common Stock shall be entitled to receive any dividends or other distributions with respect to the shares of Hughes Common Stock held by such holder until surrender of such certificate; and upon such surrender, there shall be paid to the holder the amount of any dividends or other distributions (without interest) that theretofore became payable with respect to a record date after the Certification Date, but which were not paid by reason of the foregoing, with respect to the number of shares of Hughes Common Stock represented by the certificate or certificates delivered upon such surrender.

DIVISION II: PREFERRED STOCK.

      A statement of the relative rights of the holders of Preferred Stock and a statement of the limits of variation between each series of Preferred Stock as to rate of dividends and price of redemption and a statement of the voting powers and the designations, powers, privileges and rights, and the qualifications, limits or restrictions thereof of the various series thereof, except so far as the Board of Directors is expressly authorized to fix the same by resolution or resolutions for the various series of the Preferred Stock, are as follows:

      Preferred Stock of the Corporation may be issued in various series as may be determined from time to time by the Board of Directors, each such series to be distinctly designated. All shares of any one series of Preferred Stock shall be alike in every particular, and all series shall rank equally and be identical in all respects except as to the dividend rate and the amount payable upon the exercise of the right to redeem.

      The dividend on the Preferred Stock of each series shall be such rate as may be fixed by the Board of Directors in the resolution or resolutions providing for the issuance of the Preferred Stock of such series, and as shall be stated on the face or back of the certificates of stock therefor.

      The amount payable on the exercise of the right to redeem Preferred Stock of each series shall be an amount as may be fixed by the Board of Directors in the resolution or resolutions providing for the issuance of the Preferred Stock of such series, and as shall be stated on the face or back of the certificates of stock therefor.

      All other provisions herein set forth in respect of the Preferred Stock of the Corporation shall apply to all the Preferred Stock of the Corporation, irrespective of any variations between the Preferred Stock of the different series.

      The holders of the Preferred Stock shall be entitled to receive cumulative dividends, when and as declared by the Board of Directors, at the rates fixed for the respective series in the Certificate of

Incorporation or in the resolution or resolutions of the Board of Directors providing for the issuance of the respective series, and no more, payable quarterly on the dates to be fixed by the By-Laws. The periods between such dates commencing on such dates are herein designated as “dividend periods.” Dividends on all shares of any one series shall commence to accrue and be cumulative from the first day of the current dividend period within which shares of such series are first issued, but in the event of the issue of additional shares of such series subsequent to the date of the first issue of said shares of such series, all dividends paid on the shares of such series prior to the issue of such additional shares and all dividends declared payable to holders of record of shares of such series of a date prior to such issue shall be deemed to have been paid in respect of the additional shares so issued. Such dividends on the Preferred Stock shall be in preference and priority to any payment on any other class of stock of the Corporation.

      The dividends on the Preferred Stock shall be cumulative and shall be payable before any dividend on the Common Stock or Class H Common Stock or any series of the Preference Stock shall be paid or set apart so that if in any year dividends at the rates determined for the respective series of the Preferred Stock shall not be paid thereon, the deficiency shall be payable before any dividend shall be paid upon or set apart for the Common Stock or Class H Common Stock or any series of the Preference Stock. Dividends shall not be declared and paid on the shares of Preferred Stock of any one series for any dividend period unless dividends have been or are contemporaneously paid or declared and set apart for payment thereof on the shares of Preferred Stock of all series, for all the dividend periods terminating on the same or an earlier date.

      Whenever all cumulative dividends on the Preferred Stock outstanding shall have been paid and a sum sufficient for the payment of the next ensuing quarterly dividend on the Preferred Stock outstanding shall have been set aside from the surplus or net profits, the Board of Directors may declare dividends on the Common Stock or Class H Common Stock or any series of the Preference Stock, payable then or thereafter, out of any remaining surplus or net profits, and no holders of any shares of any series of Preferred Stock, as such, shall be entitled to share therein.

      At the option of the Board of Directors, the Preferred Stock shall be subject to redemption at the amounts fixed for the respective series in the Certificate of Incorporation or in the resolution or resolutions of the Board of Directors providing for the issuance of the respective series, together, in the case of each class or series, with accrued dividends on the shares to be redeemed, on any dividend paying date in such manner as the Board of Directors may determine.

      The holders of the Preferred Stock shall not have any voting power whatsoever, except upon the question of selling, conveying, transferring or otherwise disposing of the property and assets of the Corporation as an entirety and except as otherwise required by law.

DIVISION III: PREFERENCE STOCK.

      The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article FOURTH, to provide for the issuance of Preference Stock from time to time in one or more series of any number of shares, with a distinctive serial designation for each series, provided that the aggregate number of shares issued and not cancelled of any and all such series shall not exceed the total number of shares of Preference Stock authorized by this Article FOURTH, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the issue of such Preference Stock from time to time adopted by the Board of Directors. Subject to said limitations, and provided that each series of Preference Stock shall rank junior to the Preferred Stock with respect to the payment of dividends and distributions in liquidation, each series of Preference Stock (a) may have such voting powers, full or limited, or may be without voting powers; (b) may be subject to redemption at such time or times and at such prices; (c) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock; (d) may have such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (e) may be made convertible into, or exchangeable for, shares of any other class or classes of or any other series of the same or any other class or classes of stock of the Corporation or any other issuer, at such price or prices or at such rates of exchange, and with such adjustments; (f) may be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of such series in such amount or amounts; (g) may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issue of any additional stock (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation or any subsidiary of any outstanding stock of the Corporation; and (h) may have such other relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof; all as shall be stated in said resolution or resolutions providing for the issue of such series of Preference Stock.

      Shares of any series of Preference Stock which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes shall have the status of authorized and unissued shares of Preference Stock of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preference Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preference Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of Preference Stock.

DIVISION IV: MISCELLANEOUS.

      From time to time, the Preferred Stock, the Preference Stock, the Common Stock and the Class H Common Stock may be increased or decreased according to law, and may be issued in such amounts and proportions as shall be determined by the Board of Directors, and as may be permitted by law.

      In the event of any liquidation or dissolution or winding up, whether voluntary or otherwise, of the Corporation, the holders of the Preferred Stock shall be entitled to be paid the redemption price of each series in full, as aforesaid, out of the assets whether capital or surplus, and, in every case, the unpaid dividends accrued on such shares, whether or not earned or declared, before any distribution of the assets to be distributed shall be made to the holders of Common Stock or Class H Common Stock or any series of the Preference Stock; but the holders of such shares shall be entitled to no further participation in such distribution. If the assets distributable on such liquidation, dissolution or winding up shall be insufficient to permit the payment to the holders of the Preferred Stock of the full amount of the redemption price of each series in full as aforesaid and accrued dividends as aforesaid, the said assets shall be distributed pro rata among the holders of the respective series of the Preferred Stock. After all payments are made as aforesaid, any required payments shall be made with respect to the Preference Stock, if any, outstanding, and the remaining assets and funds shall be divided among and paid to the holders of Common Stock and Class H Common Stock pro rata in proportion to the respective per share liquidation units of such classes. The merger or consolidation of the Corporation into or with any other corporation shall not be or be deemed to be a distribution of assets or a dissolution, liquidation or winding up for the purposes of this paragraph.

      Any Preferred Stock, Preference Stock, Common Stock or Class H Common Stock, authorized hereunder or under any amendment hereof, in the discretion of the Board of Directors, may be issued, except as herein otherwise provided, in payment for property or services, or as bonuses to employees of the Corporation or employees of subsidiary companies, or for other assets or securities including cash, necessary or desirable, in the judgment of the Board of Directors, to be purchased or acquired from time to time for the Corporation, or for any other lawful purpose of the Corporation.

      If it seems desirable so to do, the Board of Directors may from time to time issue scrip for fractional shares of stock. Such scrip shall not confer upon the holder any right to dividends or any voting or other rights of a stockholder of the Corporation, but the Corporation shall from time to time, within such time as the Board of Directors may determine or without limit of time if the Board of Directors so determines, issue one or more whole shares of stock upon the surrender of scrip for fractional shares aggregating the number of whole shares issuable in respect of the scrip so surrendered, provided that the scrip so surrendered shall be properly endorsed for transfer if in registered form.

APPENDIX B: THE SECOND GM CHARTER AMENDMENT— ARTICLE

FOURTH OF THE GM RESTATED CERTIFICATE OF INCORPORATION
AFTER GIVING EFFECT TO THE SECOND CHARTER AMENDMENT
REFLECTING THE COMPLETION OF THE TRANSACTIONS

      The complete text of Article Fourth of the GM Certificate of Incorporation, as proposed to be amended to reflect the completion of the transactions, including to eliminate certain provisions relating to the GM Class H common stock as a result of the transactions, appears below. New text is set forth in bold type and underlined. Deleted text has been lined through.

ARTICLE FOURTH

      The total authorized capital stock of the Corporation is as follows: ~~5,706,000,000~~2,106,000,000 shares, of which 6,000,000 shares shall be Preferred Stock, without par value (“Preferred Stock”), 100,000,000 shares shall be Preference Stock, $0.10 par value (“Preference Stock”), and ~~5,600,000,000 shares shall be Common Stock, of which~~ 2,000,000,000 shares shall be Common Stock, $1 2/3 par value (“Common Stock”)~~, and 3,600,000,000 shares shall be Class H Common Stock, $0.10 par value (“Class H Common Stock”)~~.

DIVISION I:

COMMON STOCK
~~AND CLASS H COMMON STOCK.~~

      The ~~Common Stock and the Class H Common Stock shall be identical in all respects and shall have equal rights and privileges, except as otherwise provided in this Article FOURTH. The relative~~ rights, privileges and restrictions of the shares of ~~each class~~ the Common Stock are as follows:

(a) Dividend Rights.

           Subject to the express terms of any outstanding series of Preferred Stock or Preference Stock, dividends may be paid in cash or otherwise upon the Common Stock ~~and the Class H Common Stock~~ out of the assets of the Corporation ~~in the relationship and upon the terms provided for below with respect to each such class~~:

~~(1) Dividends on Common Stock.~~

                ~~Dividends on Common~~ Stock and may be declared and paid only to the extent of the assets of the Corporation legally available for the payment of dividends ~~reduced by an amount equal to the sum of (A) the amount determined by the GM Board to be available for the payment of dividends on the Class H Common Stock as of December 17, 1997 (the “Hughes Transactions Date”) plus the paid in surplus attributable to shares of Class H Common Stock issued after the Hughes Transactions Date; and (B) that portion of the earned surplus of the Corporation attributable to the Available Separate Consolidated Net Income of Hughes (as defined in subparagraph (a)(4)) earned since the Hughes Transactions Date. Dividends declared and paid with respect to shares of Common Stock and any adjustments to capital or surplus resulting from either (i) the repurchase or issuance of any shares of Common Stock or (ii) any other reason deemed appropriate by the Board of Directors shall be subtracted from or added to the amount available for the payment of dividends on Common Stock.~~ Subject to the foregoing, the declaration and payment of dividends on the Common Stock, and the amount thereof, shall at all times be solely in the discretion of the Board of Directors of the Corporation.

~~(2) Dividends on Class H Common Stock.~~

                ~~Dividends on the Class H Common Stock may be declared and paid only to the extent of the assets of the Corporation legally available for the payment of dividends reduced by an amount equal to the sum of (A) the amount determined by the GM Board to be available for the payment of dividends on the Common Stock as of the Hughes Transactions Date plus the paid in surplus attributable to shares of Common Stock issued after the Hughes Transactions Date; and (B) the earned surplus of the Corporation earned since the Hughes Transactions Date exclusive of that portion of such earned surplus attributable to the Available Separate Consolidated Net Income of Hughes earned since the Hughes Transactions Date. Dividends~~

~~declared and paid with respect to shares of Class H Common Stock and any adjustments to capital or surplus resulting from either (i) the repurchase or issuance of any shares of Class H Common Stock or (ii) any other reason deemed appropriate by the Board of Directors shall be subtracted from or added to the amount available for the payment of dividends on Class H Common Stock. Subject to the foregoing, the declaration and payment of dividends on the Class H Common Stock, and the amount thereof, shall at all times be solely in the discretion of the Board of Directors of the Corporation.~~

~~(3) Discrimination Between Common Stock and Class H Common Stock.~~

                ~~The Board of Directors, subject to the provisions of subparagraphs (a)(1) and (a)(2), may, in its sole discretion, declare dividends payable exclusively to the holders of Common Stock, exclusively to the holders of Class H Common Stock or to the holders of both such classes in equal or unequal amounts, notwithstanding the respective amounts available for dividends to each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class or any other factor.~~

~~(4) Available Separate Consolidated Net Income of Hughes.~~

                ~~The “Available Separate Consolidated Net Income of Hughes” shall mean the separate net income of Hughes Electronics Corporation, its subsidiaries and successors after the Hughes Transactions Date (“Hughes”) on a consolidated basis, determined in accordance with generally accepted accounting principles, without giving effect to any adjustment which would result from accounting for the acquisition of Hughes Aircraft Company by the Corporation using the purchase method, calculated for each quarterly accounting period and multiplied by a fraction, the numerator of which shall be the weighted average number of shares of Class H Common Stock outstanding during such accounting period and the denominator of which shall initially be 399,914,626; provided, that such fraction shall in no event be greater than one. The denominator of the foregoing fraction shall be adjusted from time to time as deemed appropriate by the Board of Directors of the Corporation (i) to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the Class H Common Stock and stock dividends payable in shares of Class H Common Stock to holders of Class H Common Stock, (ii) to reflect the fair market value of contributions of cash or property by the Corporation to Hughes or of cash or property of the Corporation to, or for the benefit of, employees of Hughes in connection with employee benefit plans or arrangements of the Corporation or any of its subsidiaries, (iii) to reflect the number of shares of capital stock of the Corporation contributed to, or for the benefit of, employees of Hughes in connection with benefit plans or arrangements of the Corporation or any of its subsidiaries, (iv) to reflect payments by Hughes to the Corporation of amounts applied to the repurchase by the Corporation of shares of Class H Common Stock, and (v) to reflect the number of shares of Class H Common Stock repurchased by Hughes and no longer outstanding; provided, that in the case of adjustments pursuant to clause (iv) or clause (v) above, adjustments shall be made only to the extent that the Board of Directors of the Corporation, in its sole discretion, shall have approved such repurchase of shares by the Corporation or Hughes and, in the case of clause (iv) above, shall declare such payments by Hughes to be applied to such repurchase. Any changes in the numerator or denominator of the foregoing fraction occurring after the end of a quarterly accounting period shall not result in an adjustment to the Available Separate Consolidated Net Income of Hughes for such quarterly accounting period or any prior period. For all purposes, determination of the Available Separate Consolidated Net Income of Hughes shall be in the sole discretion of the Board of Directors of the Corporation and shall be final and binding on all stockholders of the Corporation.~~

            (b)  Voting Rights.

           The holders of Common Stock ~~and Class H Common Stock~~ shall be entitled to vote ~~together~~ as a single class on all matters~~; provided, however, that (i) the holders of Common Stock voting separately as a class shall be entitled to approve by the vote of a majority of the shares of Common Stock then outstanding any amendment, alteration or repeal of any of the provisions of this Certificate of Incorporation which adversely affects the rights, powers or privileges of the Common Stock; (ii) the holders of Class H Common Stock voting separately as a class shall be entitled to approve by the vote of a majority of the shares of Class H Common Stock then outstanding any amendment, alteration or repeal of any of the provisions of this Certificate of Incorporation which adversely affects the rights, powers or privileges of the Class H Common Stock; and (iii) any increase in the number of authorized shares of Class H Common Stock shall be subject to~~

~~approval by both (A) the holders of a majority of the shares of Common Stock and Class H Common Stock then outstanding, voting together as a single class based upon their respective voting rights, and (B) the holders of a majority of the shares of Class H Common Stock then outstanding, voting separately as a class. Subject to adjustment pursuant to paragraph (e) hereof, each~~ to be voted on by the stockholders of the Corporation. Each holder of Common Stock shall be entitled to one vote, in person or by proxy, for each share of Common Stock standing in his name on the stock transfer books of the Corporation~~; and each holder of Class H Common Stock shall be entitled to the Class H Portion (as defined below) of a vote, in person or by proxy, for each share of Class H Common Stock standing in his name on the stock transfer books of the Corporation. For purposes of this paragraph (b) and paragraph (d) of Division I of this Article FOURTH, “Class H Portion” shall mean the greater of (x) 0.50 and (y) an amount, rounded to the nearest one-tenth, equal to (i) the average of the Closing Prices (as defined in subparagraph (c)(5)) of a share of Class H Common Stock during the period of twenty (20) consecutive trading days beginning on January 5, 1998 divided by (ii) the average of the Closing Prices of a share of Common Stock during such period.~~

            ~~(c)  Exchangeability.~~

                ~~(1)  After December 31, 2002, the Board of Directors of the Corporation, in its sole discretion and by a majority vote of the directors then in office, may at any time effect a recapitalization of the Corporation by declaring that all of the outstanding shares of Class H Common Stock shall be exchanged for fully paid and nonassessable shares of Common Stock in accordance with the Exchange Rate (as defined in subparagraph (c)(4)).~~

                ~~(2)  Except as otherwise provided in subparagraph (c)(3), in the event of the sale, transfer, assignment or other disposition by the Corporation of Substantially All of the Business of Hughes (as defined in subparagraph (c)(3)) to a person, entity or group of which the Corporation is not a majority owner (whether by merger, consolidation, sale of assets or stock, liquidation, dissolution, winding up or otherwise), effective upon the consummation of such sale, transfer, assignment or other disposition and automatically without any action on the part of the Corporation or its Board of Directors or on the part of the holders of shares of Class H Common Stock, the Corporation shall be recapitalized and all outstanding shares of Class H Common Stock shall be exchanged for fully paid and nonassessable shares of Common Stock at the Exchange Rate.~~

                ~~(3)  Except as otherwise provided in the immediately following sentence, for purposes of subparagraph (c)(2) of this paragraph (c) of Division I of this Article FOURTH, the term “Substantially All of the Business of Hughes” shall mean 80% or more of the business of Hughes, based on the fair market value of the assets, both tangible and intangible, of Hughes as of the time that the proposed transaction is approved by the Board of Directors of the Corporation. Notwithstanding the preceding sentence or any other provision of this Article Fourth, the redemption of shares of Class H Common Stock pursuant to paragraph (f) of Division I of this Article FOURTH shall not (A) constitute, for purposes of subparagraph (c)(2) and this subparagraph (c)(3), the sale, transfer, assignment or disposition by the Corporation of Substantially All of the Business of Hughes to a person, entity or group of which the Corporation is not a majority owner or (B) cause the recapitalization contemplated by subparagraph (c)(2).~~

                ~~(4)  For purposes of this paragraph (c) of Division I of this Article FOURTH, the term “Exchange Rate” applicable to the Class H Common Stock shall mean the number of shares of Common Stock for which each share of Class H Common Stock shall be exchangeable pursuant to subparagraphs (c)(1) and (c )(2), as the case may be, of this paragraph (c) determined as follows: Each share of Class H Common Stock shall be exchangeable for such number of shares of Common Stock (calculated to the nearest five decimal places) as is determined by dividing (A) the product resulting from multiplying (i) the Average Market Price Per Share (as defined in subparagraph (c)(5)) of such Class H Common Stock by (ii) 1.2, by (B) the Average Market Price Per Share of Common Stock.~~

                ~~(5)  For purposes of this paragraph (c) of Division I of this Article FOURTH, the “Average Market Price Per Share” of Common Stock or Class H Common Stock, as the case may be, shall mean the average of the Closing Prices of a share of such Common Stock or Class H Common Stock for the fifteen (15) consecutive trading days ending one (1) trading day prior to either (A) in the case of an exchange~~

~~pursuant to subparagraph (c)(1), the date the Exchange Notice (as defined in subparagraph (c)(8)) is mailed or (B) in the case of an exchange pursuant to subparagraph (c)(2), the date of the public announcement by the Corporation or one of its subsidiaries of the first to occur of the following: that the Corporation or one of its subsidiaries (1) has entered into an agreement in principle with respect to such transaction or (2) has entered into a definitive agreement with respect thereto. For purposes of this paragraph (c) of Division I of this Article FOURTH, the “Closing Price” of a share of Common Stock or Class H Common Stock for each day shall mean the closing sales price therefor as reported in The Wall Street Journal or, if not reported therein, as reported in another newspaper of national circulation chosen by the Board of Directors of the Corporation or, in case no such sale takes place on such day, the average of the closing bid and asked prices regular way on the New York Stock Exchange, or if the Common Stock or Class H Common Stock is not then listed or admitted to trading on the New York Stock Exchange, on the largest principal national securities exchange on which such stock is then listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, then the last reported sale prices for such shares in the over-the-counter market, as reported on the National Association of Securities Dealers Automated Quotation System, or, if such sale prices shall not be reported thereon, the average of the closing bid and asked prices so reported, or, if such bid and asked prices shall not be reported thereon, as the same shall be reported by the National Quotation Bureau Incorporated, or, in all other cases, an appraised market value furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors or the Finance Committee of the Corporation for that purpose.~~

                ~~(6)  No fraction of a share of Common Stock shall be issued in connection with the exchange of shares of Class H Common Stock into Common Stock, but in lieu thereof, each holder of Class H Common Stock who would otherwise be entitled to a fractional interest of a share of Common Stock shall, upon surrender of such holder’s certificate or certificates (if any) representing shares of Class H Common Stock, be entitled to receive a cash payment (without interest) (the “Fractional Payment”) equal to the product resulting from multiplying (A) the fraction of a share of Common Stock to which such holder would otherwise have been entitled by (B) the Average Market Price Per Share of the Common Stock.~~

                ~~(7)  No adjustments in respect of dividends shall be made upon the exchange of any shares of Class H Common Stock; provided, however, that if the Exchange Date (as defined in subparagraph (c)(8)) with respect to Class H Common Stock shall be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto but prior to the payment or distribution thereof, the registered holders of such shares at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on such shares on the date set for payment of such dividend or other distribution notwithstanding the exchange of such shares or the Corporation’s default in payment of the dividend or distribution due on such date.~~

                ~~(8)  At such time or times as the Corporation exercises its right to cause all of the shares of Class H Common Stock to be exchanged for Common Stock in accordance with subparagraph (c)(1) of this paragraph (c) of Division I of this Article FOURTH and at such time as the Corporation causes the exchange of such Class H Common Stock for Common Stock as a result of a sale, transfer, assignment or other disposition of the type referred to in subparagraph (c)(2) of this paragraph (c), the Corporation shall give notice of such exchange to the holders of Class H Common Stock whose shares are to be exchanged, by mailing by first-class mail a notice of such exchange (the “Exchange Notice”), in the case of an exchange in accordance with subparagraph (c)(1) not less than thirty (30) nor more than sixty (60) days prior to the date fixed for such exchange (the “Exchange Date”), and in the case of an exchange in accordance with subparagraph (c)(2) as soon as practicable before or after the Exchange Date, in either case to their last addresses as they shall appear upon the Corporation’s books. Each such Exchange Notice shall specify the Exchange Date and the Exchange Rate applicable to such exchange, and shall state that issuance of certificates representing, or other evidence of ownership of, Common Stock to be received upon exchange of shares of Class H Common Stock shall be, if such shares of Class H Common Stock are held in certificated form, upon surrender of certificates representing such shares of Class H Common Stock.~~

                ~~(9)  Neither the failure to mail any notice required by this paragraph (c) of Division I of this Article FOURTH to any holder nor any defect therein shall affect the sufficiency thereof with respect to any holder or the validity of any recapitalization contemplated hereby.~~

                ~~(10) Before any holder of shares of Class H Common Stock who holds such shares in certificated form shall be entitled to receive certificates representing, or other evidence of ownership of, shares of Common Stock for which such shares of Class H Common Stock were exchanged, such holder shall surrender at such office as the Corporation shall specify certificates for such shares of Class H Common Stock duly endorsed to the Corporation or in blank or accompanied by proper instruments of transfer to the Corporation or in blank, unless the Corporation shall waive such requirement. The Corporation will, as soon as practicable after such surrender of any such certificates representing shares of Class H Common Stock, issue and deliver at the office of the transfer agent representing the Common Stock to the person for whose account such shares of Class H Common Stock were so surrendered, or to his nominee or nominees, certificates representing, or other evidence of ownership of, the number of whole shares of Common Stock to which such holder shall be entitled as aforesaid, together with the Fractional Payment, if any.~~

                ~~(11) From and after the Exchange Date, all rights of a holder of shares of Class H Common Stock which were exchanged for shares of Common Stock shall cease except for the right to receive certificates representing, or other evidence of ownership of, shares of Common Stock together with a Fractional Payment, if any, as contemplated by subparagraphs (c)(6) and (c)(10) of this paragraph (c) and rights to dividends as provided in subparagraph (c)(7); provided, however, that no holder of a certificate which immediately prior to the Exchange Date represented shares of Class H Common Stock shall be entitled to receive any of the foregoing until surrender of such certificate. Upon such surrender, there shall be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable with respect to a record date after the Exchange Date, but which were not paid by reason of the foregoing, with respect to the number of whole shares of Common Stock represented by the certificate or certificates issued upon such surrender. From and after the Exchange Date applicable to the Class H Common Stock, the Corporation shall, however, be entitled to treat the certificates for Class H Common Stock which have not yet been surrendered for exchange as evidencing the ownership of the number of whole shares of Common Stock for which the shares of Class H Common Stock represented by such certificates shall have been exchanged, notwithstanding the failure to surrender such certificates.~~

                ~~(12) If any shares of Common Stock are to be issued in a name other than that in which the shares of Class H Common Stock exchanged therefor are registered, it shall be a condition of such issuance that the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of such shares of Common Stock in a name other than that of the record holder of the shares of Class H Common Stock exchanged therefor, or shall establish to the satisfaction of the Corporation or its agent that such tax has been paid or is not applicable. Notwithstanding anything to the contrary in this paragraph (c), the Corporation shall not be liable to a holder of shares of Class H Common Stock for any shares of Common Stock or dividends or distributions thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.~~

           ~~(13) At such time as any Exchange Notice is delivered with respect to any shares of Class H Common Stock, or at the time of the Exchange Date, if earlier, the Corporation shall have reserved and kept available, solely for the purpose of issuance upon exchange of the outstanding shares of Class H Common Stock, such number of shares of Common Stock as shall be issuable upon the exchange of the number of shares of Class H Common Stock specified or to be specified in the Exchange Notice, provided, that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of the exchange of the outstanding shares of Class H Common Stock by delivery of purchased shares of Common Stock which are held in the treasury of the Corporation.~~

                    (c)~~(d)~~ Liquidation Rights.

           In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after there shall have been paid or set apart for the holders of Preferred Stock and Preference Stock the full preferential amounts to which they are entitled, the holders of Common Stock ~~and Class H Common Stock~~ shall be entitled to receive the assets of the Corporation remaining for distribution to its stockholders~~, on a per share basis in proportion to the respective per share liquidation units of such classes. Subject to adjustment pursuant to paragraph (e) hereof, each share of Common Stock and Class H Common~~

~~Stock shall be entitled to liquidation units of one (1.0) and the Class H Portion, respectively.~~ ratably on a per share basis. None of the consolidation or merger of the Corporation into or with any other entity or entities, the sale or transfer by the Corporation of all or any part of its assets, or the reduction of the capital stock of the Corporation, shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this paragraph.

                    ~~(e) Subdivision or Combination.~~

                      ~~(1)  If after the Hughes Transactions Date, the Corporation shall in any manner subdivide (by stock split or otherwise) or combine (by reverse stock split or otherwise) the outstanding shares of the Common Stock or Class H Common Stock, or pay a stock dividend in shares of any class to holders of that class, the per share voting rights specified in paragraph (b) and the per share liquidation units specified in paragraph (d) of Class H Common Stock relative to Common Stock shall be appropriately adjusted so as to avoid any dilution in the aggregate voting or liquidation rights of any class. Distribution by the Corporation of shares of any class of its common stock as a dividend on any other class of its common stock shall not require an adjustment pursuant to this paragraph (e)(1).~~

                      ~~(2)  If after the Hughes Transactions Date, the Corporation shall distribute shares of Class H Common Stock as a dividend (the “Dividend”) on Common Stock, then the per share liquidation rights of the classes of common stock set forth in paragraph (d) above, as they may have been previously adjusted, shall be adjusted so that:~~

                      ~~(A) each holder of shares of Class H Common Stock shall be entitled to, with respect to such holder’s interest in such Class H Common Stock, the same percentage of the aggregate liquidation units of all shares of the Corporation’s common stock immediately after the Dividend as such holder was entitled to with respect to such holder’s interest in such Class H Common Stock immediately prior to the Dividend; and~~

                      ~~(B)  each holder of shares of Common Stock shall be entitled to, with respect to such holder’s interest in Common Stock and all shares of Class H Common Stock issued with respect to such holder’s shares of Common Stock, the same percentage of the aggregate liquidation units of all shares of the Corporation’s common stock immediately after the Dividend as such holder was entitled to with respect to such holder’s interest in Common Stock immediately prior to the Dividend; provided, that any adjustment pursuant to this subparagraph (e)(2)(B) shall be made to the liquidation units of Common Stock.~~

                      ~~In no event will any adjustments be made pursuant to this subparagraph (e)(2) if the adjustment called for herein would reduce the liquidation units of any class of common stock to less than zero.~~

                      ~~(3)  The determination of any adjustment required under this paragraph (e) shall be made by the Corporation’s Board of Directors; any such determination shall be binding and conclusive upon all holders of shares of all classes of the Corporation’s common stock. Following any such determination, the Secretary of the Corporation shall maintain a record of any such adjustment.~~

                    ~~(f)  Redemption of Class H Common Stock.~~

                      ~~(1)  In effectuating the separation, if any, of Hughes from the Corporation in the performance of that certain Stock Purchase Agreement, dated as of April 9, 2003 (as amended from time to time, the “Stock Purchase Agreement”), by and among the Corporation, Hughes, and The News Corporation Limited, a South Australia corporation (“News”), and that certain Separation Agreement, dated as of April 9, 2003, by and between the Corporation and Hughes, the Board of Directors of the Corporation, in its sole discretion and by a majority vote of the directors then in office, may, out of funds legally available therefor, redeem all (but not less than all) of the outstanding shares of Class H Common Stock by distributing to the holders thereof one (1.0) share of common stock, par value $0.01 per share, of Hughes (the “Hughes Common Stock”) in exchange for each share of Class H Common Stock outstanding as of immediately prior to the Redemption Effective Time (as defined below) (such outstanding shares of Class H Common Stock, the “Class H Outstanding Shares”); provided that, in order to ensure that the number of shares of Hughes Common Stock distributed to the holders of Class H Common Stock pursuant to any such redemption appropriately reflects that portion of the Available Separate Consolidated Net Income of Hughes that is then attributed to the~~

~~Class H Outstanding Shares, (A) the aggregate number of shares of Hughes Common Stock outstanding immediately prior to the Redemption Effective Time shall be caused to be equal to the numerator of the fraction described in subparagraph (a)(4) of Division I of this Article FOURTH, determined as of immediately prior to the Redemption Effective Time and as of such point in time rather than as an average with respect to any accounting period (the “Split-Off Numerator”), and (B) the aggregate number of shares of Class B common stock, par value $0.01 per share, of Hughes (the “Hughes Class B Common Stock”) outstanding immediately prior to the Redemption Effective Time shall be caused to be equal to the difference obtained by subtracting (i) the Split-Off Numerator from (ii) the denominator of the fraction described in subparagraph (a)(4) of Division I of this Article FOURTH, determined as of immediately prior to the Redemption Effective Time and as of such point in time rather than as an average with respect to any accounting period (the “Split-Off Denominator”). For all purposes, determination of the Split-Off Numerator and Split-Off Denominator shall be in the sole discretion of the Board of Directors of the Corporation and shall be final and binding on all stockholders of the Corporation.~~

                ~~(2)  If the Redemption Effective Time shall be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto but prior to the payment or distribution thereof, the registered holders of such shares at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on such shares on the date set for payment of such dividend or other distribution notwithstanding the redemption of such shares.~~

                ~~(3)  Following such time as the Board of Directors of the Corporation has determined to effect a redemption in accordance with subparagraph (f)(1), the Corporation shall give notice of such redemption to the holders of record of Class H Common Stock by providing such notice of such redemption (the “Redemption Notice”) as the Corporation deems appropriate, in accordance with applicable law, including, but not limited to, the rules of any national securities exchange upon which the Class H Common Stock is then listed, prior to the date and time fixed by the Board of Directors of the Corporation for such redemption (the date and time fixed for such redemption, the “Redemption Effective Time”) to their last addresses as they shall appear on the Corporation’s books. Each such Redemption Notice shall specify the Redemption Effective Time and the other terms of the redemption; provided, that (A) such redemption shall be contingent upon the simultaneous sale by the Corporation of shares of Class B common stock, par value $0.01 per share, of Hughes to News upon the terms and conditions set forth in Stock Purchase Agreement, (B) such redemption may be made contingent upon the occurrence of any other specified event and (C) the Redemption Effective Time may be fixed by the Board of Directors of the Corporation in its sole discretion by reference to any other such specified event (in which case, for all purposes, determination of the Redemption Effective Time by reference to such specified event shall be in the sole discretion of the Board of Directors of the Corporation and shall be final and binding on all stockholders of the Corporation).~~

                ~~(4)  Neither the failure to provide any notice required by this paragraph (f) of Division I of this Article FOURTH to any holder nor any defect therein shall affect the sufficiency thereof with respect to any holder or the validity of any redemption contemplated hereby.~~

                ~~(5)  From and after the Redemption Effective Time, all shares of Class H Common Stock shall cease to be outstanding and shall automatically be cancelled, and each holder of a certificate, or other evidence of ownership, previously evidencing any such shares of Class H Common Stock shall cease to have any rights with respect thereto, except for the right to receive shares of Hughes Common Stock in accordance with subparagraph (f)(1) and rights to dividends as provided in subparagraph (f)(2).~~

                ~~(6)  From and after the Redemption Effective Time, the Corporation shall be entitled to treat the certificates previously evidencing shares of Class H Common Stock that have not yet been surrendered for exchange as evidencing the ownership of the number of shares of Hughes Common Stock for which such shares of Class H Common Stock shall have been redeemed, notwithstanding the failure of any holder thereof to surrender such certificates.~~

                ~~(7)  If any shares of Hughes Common Stock are to be distributed in a name other than that in which the shares of Class H Common Stock redeemed therefor are registered, it shall be a condition of such distribution that the person requesting such distribution shall pay any transfer or other taxes required by reason~~

~~of the distribution of such shares of Hughes Common Stock to a person or in a name other than that of the record holder of the shares of Class H Common Stock redeemed therefor, or shall establish to the satisfaction of the Corporation or its agent that such tax has been paid or is not applicable. Notwithstanding anything to the contrary in this paragraph (f), the Corporation shall not be liable to any holder of shares of Class H Common Stock for any shares of Hughes Common Stock or dividends or distributions thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.~~

                ~~(8)  From and after the effective time of the merger, if any, of GMH Merger Sub, Inc., a Delaware corporation (“Merger Sub”), with and into Hughes, with Hughes as the surviving corporation (the “Merger,” and such effective time, the “Merger Effective Time”), pursuant to that certain Agreement and Plan of Merger, dated as of April 9, 2003 (as such agreement may be amended from time to time in accordance with its terms, the “Merger Agreement”), by and among Hughes, News and Merger Sub, all shares of Hughes Common Stock, and all rights of a holder of shares of Hughes Common Stock, shall be subject to the effects thereof set forth in the Merger Agreement, the certificate of merger filed with respect to the Merger and the Delaware General Corporation Law (as amended from time to time).~~

                ~~(9)  The Corporation may, subject to applicable law, establish such other rules, requirements or procedures to facilitate any redemption contemplated by this paragraph (f) as the Board of Directors may determine in its sole discretion to be appropriate under the circumstances. Without limiting the generality of the foregoing, in the event that the Merger does not occur reasonably promptly (as determined by both the Board of Directors of the Corporation and the Board of Directors of Hughes) following the Redemption Effective Time, then, effective as of a date mutually determined by the Board of Directors of the Corporation and the Board of Directors of Hughes (any such date, the “Certification Date”), no holder of a certificate that immediately prior to the Redemption Effective Date represented shares of Class H Common Stock shall be entitled to receive any dividends or other distributions with respect to the shares of Hughes Common Stock held by such holder until surrender of such certificate; and upon such surrender, there shall be paid to the holder the amount of any dividends or other distributions (without interest) that theretofore became payable with respect to a record date after the Certification Date, but which were not paid by reason of the foregoing, with respect to the number of shares of Hughes Common Stock represented by the certificate or certificates delivered upon such surrender.~~

DIVISION II: PREFERRED STOCK.

      A statement of the relative rights of the holders of Preferred Stock and a statement of the limits of variation between each series of Preferred Stock as to rate of dividends and price of redemption and a statement of the voting powers and the designations, powers, privileges and rights, and the qualifications, limits or restrictions thereof of the various series thereof, except so far as the Board of Directors is expressly authorized to fix the same by resolution or resolutions for the various series of the Preferred Stock, are as follows:

      Preferred Stock of the Corporation may be issued in various series as may be determined from time to time by the Board of Directors, each such series to be distinctly designated. All shares of any one series of Preferred Stock shall be alike in every particular, and all series shall rank equally and be identical in all respects except as to the dividend rate and the amount payable upon the exercise of the right to redeem.

      The dividend on the Preferred Stock of each series shall be such rate as may be fixed by the Board of Directors in the resolution or resolutions providing for the issuance of the Preferred Stock of such series, and as shall be stated on the face or back of the certificates of stock therefor.

      The amount payable on the exercise of the right to redeem Preferred Stock of each series shall be an amount as may be fixed by the Board of Directors in the resolution or resolutions providing for the issuance of the Preferred Stock of such series, and as shall be stated on the face or back of the certificates of stock therefor.

      All other provisions herein set forth in respect of the Preferred Stock of the Corporation shall apply to all the Preferred Stock of the Corporation, irrespective of any variations between the Preferred Stock of the different series.

      The holders of the Preferred Stock shall be entitled to receive cumulative dividends, when and as declared by the Board of Directors, at the rates fixed for the respective series in the Certificate of Incorporation or in the resolution or resolutions of the Board of Directors providing for the issuance of the respective series, and no more, payable quarterly on the dates to be fixed by the By-Laws. The periods between such dates commencing on such dates are herein designated as “dividend periods.” Dividends on all shares of any one series shall commence to accrue and be cumulative from the first day of the current dividend period within which shares of such series are first issued, but in the event of the issue of additional shares of such series subsequent to the date of the first issue of said shares of such series, all dividends paid on the shares of such series prior to the issue of such additional shares and all dividends declared payable to holders of record of shares of such series of a date prior to such issue shall be deemed to have been paid in respect of the additional shares so issued. Such dividends on the Preferred Stock shall be in preference and priority to any payment on any other class of stock of the Corporation.

      The dividends on the Preferred Stock shall be cumulative and shall be payable before any dividend on the Common Stock or Class H Common Stock or any series of the Preference Stock shall be paid or set apart so that if in any year dividends at the rates determined for the respective series of the Preferred Stock shall not be paid thereon, the deficiency shall be payable before any dividend shall be paid upon or set apart for the Common Stock or Class H Common Stock or any series of the Preference Stock. Dividends shall not be declared and paid on the shares of Preferred Stock of any one series for any dividend period unless dividends have been or are contemporaneously paid or declared and set apart for payment thereof on the shares of Preferred Stock of all series, for all the dividend periods terminating on the same or an earlier date.

      Whenever all cumulative dividends on the Preferred Stock outstanding shall have been paid and a sum sufficient for the payment of the next ensuing quarterly dividend on the Preferred Stock outstanding shall have been set aside from the surplus or net profits, the Board of Directors may declare dividends on the Common Stock or Class H Common Stock or any series of the Preference Stock, payable then or thereafter, out of any remaining surplus or net profits, and no holders of any shares of any series of Preferred Stock, as such, shall be entitled to share therein.

      At the option of the Board of Directors, the Preferred Stock shall be subject to redemption at the amounts fixed for the respective series in the Certificate of Incorporation or in the resolution or resolutions of the Board of Directors providing for the issuance of the respective series, together, in the case of each class or series, with accrued dividends on the shares to be redeemed, on any dividend paying date in such manner as the Board of Directors may determine.

      The holders of the Preferred Stock shall not have any voting power whatsoever, except upon the question of selling, conveying, transferring or otherwise disposing of the property and assets of the Corporation as an entirety and except as otherwise required by law.

DIVISION III: PREFERENCE STOCK.

      The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article FOURTH, to provide for the issuance of Preference Stock from time to time in one or more series of any number of shares, with a distinctive serial designation for each series, provided that the aggregate number of shares issued and not cancelled of any and all such series shall not exceed the total number of shares of Preference Stock authorized by this Article FOURTH, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the issue of such Preference Stock from time to time adopted by the Board of Directors. Subject to said limitations, and provided that each series of Preference Stock shall rank junior to the Preferred Stock with respect to the payment of dividends and distributions in liquidation, each series of Preference Stock (a) may have such voting powers, full or limited, or may be without voting powers; (b) may be subject to redemption at such time or times and at such prices; (c) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock; (d) may have such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (e) may be made convertible into, or exchangeable for, shares of any other class or classes of or any other series of the same or any other class or classes of stock of the Corporation or any other issuer, at such price or prices or at such rates of exchange, and with such adjustments; (f) may be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of such series in such amount or amounts; (g) may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issue of any additional stock (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation or any subsidiary of any outstanding stock of the Corporation; and (h) may have such other relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof; all as shall be stated in said resolution or resolutions providing for the issue of such series of Preference Stock.

      Shares of any series of Preference Stock which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes shall have the status of authorized and unissued shares of Preference Stock of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preference Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preference Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of Preference Stock.

DIVISION IV: MISCELLANEOUS.

      From time to time, the Preferred Stock, the Preference Stock, the Common Stock and the Class H Common Stock may be increased or decreased according to law, and may be issued in such amounts and proportions as shall be determined by the Board of Directors, and as may be permitted by law.

      In the event of any liquidation or dissolution or winding up, whether voluntary or otherwise, of the Corporation, the holders of the Preferred Stock shall be entitled to be paid the redemption price of each series in full, as aforesaid, out of the assets whether capital or surplus, and, in every case, the unpaid dividends accrued on such shares, whether or not earned or declared, before any distribution of the assets to be distributed shall be made to the holders of Common Stock or Class H Common Stock or any series of the Preference Stock; but the holders of such shares shall be entitled to no further participation in such distribution. If the assets distributable on such liquidation, dissolution or winding up shall be insufficient to permit the payment to the holders of the Preferred Stock of the full amount of the redemption price of each series in full as aforesaid and accrued dividends as aforesaid, the said assets shall be distributed pro rata among the holders of the respective series of the Preferred Stock. After all payments are made as aforesaid, any required payments shall be made with respect to the Preference Stock, if any, outstanding, and the remaining assets and funds shall be divided among and paid to the holders of Common Stock and Class H Common Stock pro rata in proportion to the respective per share liquidation units of such classes. The merger or consolidation of the Corporation into or with any other corporation shall not be or be deemed to be a distribution of assets or a dissolution, liquidation or winding up for the purposes of this paragraph.

      Any Preferred Stock, Preference Stock, Common Stock or Class H Common Stock, authorized hereunder or under any amendment hereof, in the discretion of the Board of Directors, may be issued, except as herein otherwise provided, in payment for property or services, or as bonuses to employees of the Corporation or employees of subsidiary companies, or for other assets or securities including cash, necessary or desirable, in the judgment of the Board of Directors, to be purchased or acquired from time to time for the Corporation, or for any other lawful purpose of the Corporation.

      If it seems desirable so to do, the Board of Directors may from time to time issue scrip for fractional shares of stock. Such scrip shall not confer upon the holder any right to dividends or any voting or other rights of a stockholder of the Corporation, but the Corporation shall from time to time, within such time as the Board of Directors may determine or without limit of time if the Board of Directors so determines, issue one or more whole shares of stock upon the surrender of scrip for fractional shares aggregating the number of whole shares issuable in respect of the scrip so surrendered, provided that the scrip so surrendered shall be properly endorsed for transfer if in registered form.

APPENDIX C: THE NEW HUGHES CHARTER— AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF HUGHES

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

HUGHES ELECTRONICS CORPORATION

The undersigned, [name of officer], certifies that [he / she] is the [title of officer] of Hughes Electronics Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), and does hereby further certify as follows:

(1) The name of the Corporation is Hughes Electronics Corporation.

(2) Hughes Electronics Corporation was originally incorporated under the name Microwave Associates Gaithersburg, Inc., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 17, 1977.

(3) This Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

(4) This Amended and Restated Certificate of Incorporation restates and integrates and further amends the certificate of incorporation of the Corporation, as heretofore amended or supplemented.

(5) The text of the Amended and Restated Certificate of Incorporation of the Corporation as amended hereby is restated to read in its entirety as follows:

ARTICLE I

The name of this corporation (hereinafter called the “Corporation”) is:

Hughes Electronics Corporation

ARTICLE II

The purpose or purposes of this Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE III

The name and address of the Corporation’s registered agent in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware.

ARTICLE IV

Capital Stock

     SECTION 1.     Authorized Stock; No Pre-emptive Rights.

      The total number of shares of capital stock that this Corporation shall have authority to issue is [                    ] (                    ) consisting of (i) [                    ] (                    ) shares of Common Stock, $0.01 par value per share (“Common Stock”) and [                    ] (                    ) shares of Class B Common Stock, $0.01 par value per share (“Class B Common Stock” and, together with the Common Stock, the “Hughes Common Stock”), (ii) [                    ] (                    ) shares of excess stock, $0.01 par value per share (the “Excess Stock”)

and (iii) [                    ] (                    ) shares of preferred stock, $0.01 par value per share (the “Preferred Stock”).1

      The powers, preferences and rights and the qualifications, limitations and restrictions in respect of the shares of each class are set forth in the following sections.

SECTION 2.     Preferred Stock.

      The Preferred Stock may be issued from time to time in one or more series.

      The Board of Directors is hereby expressly authorized, to the fullest extent permitted by law, to provide, by resolution or resolutions, for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the DGCL (hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares constituting each such series and the designation of such series, the voting powers (if any) of the shares of such series, and the relative rights, powers, privileges, preferences and limitations of the shares of such series as shall be stated and expressed in such Preferred Stock Designation, including, without limitation, the authority to provide that any such series may be (i) subject to redemption at such time or times and at such price or prices as are set forth in the Preferred Stock Designation; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series as are set forth in the Preferred Stock Designation; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation as are set forth in the Preferred Stock Designation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments as are set forth in the Preferred Stock Designation.

      Shares of Preferred Stock, regardless of series, that are converted into other securities or other consideration or otherwise acquired by the Corporation shall be retired and canceled and the Corporation shall take all such actions as are necessary to cause such shares to have the status of authorized but unissued shares of Preferred Stock, without designation as to series, and the Corporation shall have the right to reissue such shares.

SECTION 3.     Common Stock.

A.     Voting Rights.

      Subject to applicable law and the rights of any outstanding series of Preferred Stock to vote as a separate class or series, each share of Hughes Common Stock shall entitle the holder thereof to one (1) vote upon all matters upon which stockholders shall have the right to vote.

B.     Dividends and Distributions.

      Subject to the preferential and other dividend rights of any outstanding series of Preferred Stock, holders of Hughes Common Stock shall be entitled to such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

C.     Conversion.

      Immediately after the Merger Effective Time each share of Class B Common Stock outstanding immediately prior to the Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of Common Stock.

1 Authorized shares to be filled in prior to Closing based upon expected number of shares to be issued in the Hughes split-off, to be sold to News Corp and to be issued in the merger, plus such number of additional shares as the parties shall determine.

SECTION 4.     Excess Stock.

A.            (1) For purposes of (x) protecting the Corporation and its stockholders (i) from potential adverse tax effects that could result for U.S. income tax purposes from certain changes in ownership of shares of Equity Stock in light of the Corporation’s participation in the Split-Off and the Merger and related transactions, and (ii) from the potential adverse impact of a third party seeking to acquire control of the Corporation at a lower price than should be available to the Corporation and its stockholders during the short period of time when the Corporation’s largest stockholder may be prohibited or substantially delayed in its ability to acquire additional Equity Stock of the Corporation and hence be in a position to provide greater consideration to the Corporation and its stockholders or to cause any third party to offer greater consideration than would otherwise be the case, and (y) inducing The News Corporation Limited, an Australia corporation (the “Purchaser”) to enter into the Stock Purchase Agreement and the Merger Agreement (as defined in the Stock Purchase Agreement) and to consummate the transactions contemplated thereby, the provisions of this Section 4 shall apply.

                (2) Prohibited Transfers. If, notwithstanding any other provisions contained herein, at any time during the Prohibition Period, there is a purported Transfer or Non-Transfer Event such that:

                     (a) any Initial Stockholder or any Tax-Related Party otherwise would be treated as acquiring shares of Equity Stock, directly or indirectly (as determined by reference to Section 355(e) of the Code, taking into account applicable constructive ownership rules and any final or temporary Treasury regulations promulgated thereunder); or

                     (b) any other Person otherwise would be treated as acquiring shares of Equity Stock, directly or indirectly (as determined by reference to Section 355(e) of the Code, taking into account applicable constructive ownership rules and any final or temporary Treasury regulations promulgated thereunder), other than shares of Equity Stock that would not be considered, for purposes of Section 355(e) of the Code, to be part of a plan that includes the Split-Off solely by reason of the application of Safe Harbor V (the so-called “public trading safe harbor”) set forth in Treasury Regulation Section 1.355-7T(d)(5) (as in effect on the date hereof and applied without regard to whether the transferor is a 10% shareholder of the Corporation or a controlling shareholder of the Corporation, each as defined for purposes of Section 355(e) of the Code) to such acquisition, then (i) except as otherwise provided in Section 4.A(4) of this Article, the Purported Record Transferee (and the Purported Beneficial Transferee, if different) shall acquire no right or interest (or, in the case of a Non-Transfer Event, the Person holding record title to the shares of Equity Stock purportedly Beneficially Owned by such Beneficial Owner shall cease to own any right or interest) in such shares of Equity Stock, (ii) such number of shares (rounded up to the nearest whole share) of Equity Stock shall be automatically converted into an equal number of shares of Excess Stock and transferred to a Trust in accordance with Section 4.D of this Article and (iii) such Purported Record Transferee (and such Purported Beneficial Transferee, if different) or, in the case of a Non-Transfer Event, the Person who, immediately prior to such automatic conversion, was the holder of record title to the shares of Equity Stock automatically converted, shall submit the certificates representing such number of shares of Equity Stock to the Corporation, accompanied by all requisite and duly executed assignments of Transfer thereof, for registration in the name of the Trustee (as hereinafter defined) of the Trust. Such conversion into Excess Stock and Transfer to a Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event, as the case may be, even though the certificates representing the shares of Equity Stock so converted may be submitted to the Corporation at a later date. For purposes of this Section 4 of Article IV, the number of shares of Equity Stock treated as acquired in the case of a Non-Transfer Event shall be equal to the number of shares which cause or result in an increase in the percentage of a Person’s Beneficial Ownership of the outstanding shares of Equity Stock.

                (3) Conversion to Excess Stock. Upon the occurrence of such a conversion of shares of Equity Stock into an equal number of shares of Excess Stock, such shares of Equity Stock shall be automatically retired and canceled, without any action required by the Board of Directors of the Corporation or any other Person, and shall thereupon be restored to the status of authorized but unissued shares of the particular class or series of Equity Stock from which such Excess Stock was converted and may thereafter be reissued by the Corporation as that particular class or series of Equity Stock.

           (4) Waiver of Restrictions. (i) The Board of Directors (or in the case of an acquisition described in Section 4.A(2)(a) of this Article, the audit committee thereof) may, in its sole discretion, waive the restrictions set forth in Section 4.A(2) of this Article with respect to a particular Transfer of shares of Equity Stock or a particular Non-Transfer Event in the event of an inadvertent violation of the provisions thereof by any Person, so long as such waiver is conditioned upon such Person promptly disposing (and such Person does in fact promptly dispose) of a sufficient number of shares of Equity Stock such that any such violation ceases to exist.

                (ii) Certain Exceptions. Notwithstanding Section 4.A(2) of this Article, (i) any Person shall be permitted to acquire ownership of shares of Equity Stock directly from (x) any Initial Stockholder or (y) the Corporation in the case of (1) shares issued upon the exercise of employee compensatory stock options, (2) shares issued in public financings and (3) shares issued in connection with the acquisition of stock or assets of a third party; provided, that (A) the aggregate number of shares of Equity Stock issued pursuant to clauses (2) and (3) hereof does not exceed 10% of the then outstanding shares of Equity Stock, and (B) no Person or its Affiliates (as such term is defined in the Stock Purchase Agreement) as a result of issuances pursuant to clauses (2) and (3) hereof acquires more than 5% of the then outstanding shares of Equity Stock and (ii) any retirement plan maintained by General Motors Corporation or any GM Affiliate or by the Corporation or any Hughes Affiliate for their respective employees that is qualified under Section 401(a) or 403(a) of the Code shall be permitted to acquire shares of Equity Stock.

B.  Remedies for Breach. If the Corporation, or its designees, shall at any time determine in good faith that a Transfer has taken place in violation of Section 4A of this Article or that a Person intends to acquire or has attempted to acquire, directly or indirectly, any shares of Equity Stock in violation of Section 4.A of this Article, the Corporation shall, and shall cause its agents to, take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or acquisition, including, but not limited to, refusing to give effect to such Transfer on the stock transfer books of the Corporation or instituting proceedings to enjoin such Transfer or acquisition, but the failure to take any such action shall not affect the automatic conversion of shares of Equity Stock into Excess Stock and their Transfer to a Trust in accordance with Section 4.D of this Article.

C.  Notice of Restricted Transfer. Any Person who acquires or attempts to acquire shares of Equity Stock in violation of Section 4.A of this Article, or any Person who owns shares of Equity Stock that were converted into shares of Excess Stock and transferred to a Trust pursuant to Section 4.D of this Article, shall immediately give written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer or Non-Transfer Event on the tax-free status of the Split-Off. In the event that a Person determines that Equity Stock has been acquired in violation of Section 4.A of this Article, such Person shall immediately give written notice to the Corporation of such acquisition and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, on such acquisition on the tax-free status of the Split-Off.

D.  Transfer in Trust. Upon the Split-Off Effective Time, the Corporation shall create, or cause to be created, a Trust, and the audit committee of the Board of Directors shall designate a Trustee. Upon any purported Transfer or Non-Transfer Event that results in Excess Stock pursuant to Section 4.A of this Article, (i) the Corporation shall name a Beneficiary of the Trust and (ii) such Excess Stock shall be automatically transferred to such Trust to be held for the exclusive benefit of the Beneficiary. Any conversion of shares of Equity Stock into shares of Excess Stock and transfer to a Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event that results in the conversion. Shares of Excess Stock so held in trust shall be issued and outstanding shares of stock of the Corporation.

E.  Dividend Rights. Each share of Excess Stock shall be entitled to the same dividends and distributions (as to both timing and amount) as may be declared by the Board of Directors of the Corporation with respect to each share of Equity Stock which was converted into such Excess Stock. The Trustee, as record holder of the shares of Excess Stock, shall be entitled to receive all dividends and distributions and shall hold all such dividends or distributions in trust for the benefit of the Beneficiary. The Prohibited Owner with respect to such shares of Excess Stock shall repay to the Trust the amount of any dividends or distributions received by it (i) that are attributable to any shares of Equity Stock that have been converted into shares of Excess Stock and (ii) the record date of which was on or after the date that such shares were converted into shares of Excess Stock. The Corporation shall take all measures that it determines are reasonably necessary to recover the amount of any such dividend or distribution paid to a Prohibited Owner, including, if necessary, withholding any portion of future dividends or distributions payable on shares of Equity Stock purportedly Beneficially Owned by the Person who, but for the provisions of this Article, would Beneficially Own the shares of Equity Stock that were converted into shares of Excess Stock; and, as soon as reasonably practicable following the Corporation’s receipt or withholding thereof, shall pay over to the Trust for the benefit of the Beneficiary the dividends so received or withheld, as the case may be.

F.  Liquidation of the Corporation. In the event of any voluntary or involuntary liquidation of, or winding up of, or any distribution of the assets of, the Corporation, each holder of shares of Excess Stock shall be entitled to receive, ratably with each other holder of shares of the same class and series of Equity Stock which was converted into such Excess Stock, that portion of the assets of the Corporation that is available for distribution to the holders of the same class and series of Equity Stock which was converted into such Excess Stock. The Trust shall distribute to the Prohibited Owner the amounts received upon such liquidation, dissolution, or winding up, or distribution; provided, however, that the Prohibited Owner shall not be entitled to receive amounts in excess of, in the case of a purported Transfer in which the Prohibited Owner gave value for shares of Equity Stock and which Transfer resulted in the conversion of such shares of Equity Stock into shares of Excess Stock, the product of (x) the price per share, if any, such Prohibited Owner paid for the shares of Equity Stock and (y) the number of shares of Equity Stock which were so converted into Excess Stock, and, in the case of a Non-Transfer Event or purported Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which Non-Transfer Event or purported Transfer, as the case may be, resulted in the conversion of the shares into shares of Excess Stock, the product of (x) the price per share equal to the Market Price on the date of such Non-Transfer Event or purported Transfer and (y) the number of shares of Equity Stock which were so converted into Excess Stock. Any remaining amount in such Trust shall be distributed to the Beneficiary.

G.  Voting Rights. Each share of Excess Stock shall entitle the holder to no voting rights other than those class voting rights required to be afforded to holders of a class of capital stock under Delaware law. The Trustee, as record holder of the Excess Stock, shall be entitled to vote all shares of Excess Stock. Any vote by a Prohibited Owner as a purported holder of shares of Equity Stock prior to the discovery by the Corporation that such shares of Equity Stock have been converted into shares of Excess Stock shall, subject to applicable law, be rescinded and shall be void ab initio with respect to such shares of Excess Stock.

H.  Restrictions on Transfer; Sale of Excess Stock. (a) As soon as practicable after the Trustee acquires Excess Stock and complies with the last sentence of this Section 4.H(a), but in an orderly fashion so as not to materially adversely affect the trading price of the same class and series of Equity Stock from which such Excess Stock was converted, the Trustee shall designate one or more Persons as Permitted Transferees and sell to such Permitted Transferees any shares of Excess Stock held by the Trustee; provided, however, that (i) any Permitted Transferee so designated purchases for cash (whether in a public or private sale) the shares of Excess Stock and (ii) any Permitted Transferee so designated may acquire the shares of the same class and series of Equity Stock from which such Excess Stock was converted without violating any of the restrictions set forth in Section 4.A of this Article and without such acquisition resulting in the conversion of such shares of Equity Stock into shares of Excess Stock and the Transfer of such shares to a Trust pursuant to Sections 4.A and 4.D of this Article. Subject to the foregoing, the Trustee shall have the exclusive and absolute right to designate Permitted Transferees of any and all shares of Excess Stock. Prior to any Transfer by the Trustee of shares of Excess Stock to a Permitted Transferee, the Trustee shall give not less than five Trading Days prior written notice to the Corporation of such intended Transfer and the Corporation must have waived in writing its purchase rights under Section 4.J of this Article if such intended Transfer would occur during the 30-day period referred to therein.

           (b) Upon the designation by the Trustee of a Permitted Transferee in accordance with the provisions of this Section 4.H, the Trustee shall cause to be Transferred to the Permitted Transferee shares of Excess Stock acquired by the Trustee pursuant to Section 4.D of this Article. Upon such Transfer of shares of Excess Stock to the Permitted Transferee, such shares of Excess Stock shall be automatically converted into an equal number of shares of Equity Stock of the same class and series from which such Excess Stock was converted. Upon the occurrence of such a conversion of shares of Excess Stock into an equal number of shares of Equity Stock, such shares of Excess Stock shall be automatically retired and canceled, without any action required by the Board of Directors of the Corporation, and shall thereupon be restored to the status of authorized but unissued shares of Excess Stock and may be reissued by the Corporation as Excess Stock. The Trustee shall (i) cause to be recorded on the stock transfer books of the Corporation that the Permitted Transferee is the holder of record of such number of shares of Equity Stock, and (ii) distribute to the Beneficiary any and all amounts held with respect to such shares of Excess Stock after making payment to the Prohibited Owner pursuant to Section 4.I of this Article.

           (c) If the Transfer of shares of Excess Stock to a purported Permitted Transferee would or does violate any of the transfer restrictions set forth in Section 4.A of this Article, such Transfer shall be void ab initio as to that number of shares of Excess Stock that cause the violation of any such restriction when such shares are converted into shares of Equity Stock (as described in Section 4.H(b) above) and the purported Permitted Transferee shall be deemed to be a Prohibited Owner and shall acquire no rights in such shares of Excess Stock or Equity Stock. Such shares of Equity Stock shall be automatically converted into Excess Stock and transferred to the Trust from which they were originally Transferred. Such conversion and transfer to the Trust shall be effective as of the close of trading on the Trading Day prior to the date of the Transfer to the purported Permitted Transferee and the provisions of this Article shall apply to such shares, including, without limitation, the provisions of Sections 4.H through 4.J with respect to any future transfer of such shares by the Trust.

I.   Payments to Prohibited Owner. Any Prohibited Owner shall be entitled (following acquisition of the shares of Excess Stock and subsequent designation of and sale of Excess Stock to a Permitted Transferee in accordance with Section 4.H of this Article or following the acceptance of the offer to purchase such shares in accordance with Section 4.J of this Article) to receive from the Trustee following the sale or other disposition of such shares of Excess Stock the lesser of (a)(i) in the case of a purported Transfer in which the Prohibited Owner gave value for shares of Equity Stock and which Transfer resulted in the conversion of such shares into shares of Excess Stock, the product of (x) the price per share, if any, such Prohibited Owner paid for the shares of Equity Stock and (y) the number of such shares of Equity Stock which were so converted into Excess Stock and (ii) in the case of a Non-Transfer Event or purported Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which Non-Transfer Event or purported Transfer, as the case may be, resulted in the conversion of such shares into shares of Excess Stock, the product of (x) the price per share equal to the Market Price on the date of such Non-Transfer Event or purported Transfer and (y) the number of such shares of Equity Stock which were so converted into Excess Stock or (b) the proceeds received by the Trustee from the sale or other disposition of such shares of Excess Stock in accordance with Section 4.H or Section 4.J of this Article. Any amounts received by the Trustee in respect of such shares of Excess Stock which are in excess of such amounts to be paid to the Prohibited Owner pursuant to this Section 4.I shall be distributed to the Beneficiary in accordance with the provisions of Section 4.H of this Article. The Trustee and the Trust shall not be liable for, and each Beneficiary and Prohibited Owner shall be deemed to have irrevocably waived, any claim by a Beneficiary or Prohibited Owner arising out of the disposition of shares of Excess Stock, except for claims arising out of the gross negligence or willful misconduct of, or any failure to make payments in accordance with this Section 4 of this Article by, such Trustee.

J.   Purchase Right in Stock Transferred to Trustee. Shares of Excess Stock shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the price per share in the transaction that created such shares of Excess Stock (or, in the case of a Non-Transfer Event or Transfer in which the Prohibited Owner did not give value for the shares (e.g., if the shares were received through a gift or devise), the Market Price on the date of such Non-Transfer Event or Transfer in which the Prohibited Owner did not give value for the shares). The Corporation shall have the right to accept such offer for a period of 30 days following the later of (x) the date of the Non-Transfer Event or purported Transfer which results in such shares of Excess Stock or (y) the date the Board of Directors of the Corporation first determined that a Transfer or Non-Transfer Event resulting in shares in Excess Stock has occurred, if the Corporation does not receive a notice of such Transfer or Non-Transfer Event pursuant to Section 4.C of this Article.

K.  Remedies Not Limited; Interpretations. Nothing contained in this Article shall limit the authority of the Corporation to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders from potential adverse tax effects that could result from certain changes in ownership of shares of Equity Stock. Notwithstanding anything herein to the contrary, the Board of Directors shall have the power and authority to administer the provisions of Section 4 of this Article IV and to make all interpretations and determinations with respect thereto which, if made in good faith, and absent manifest error, shall be conclusive and binding.

L.  Legend. Each certificate for shares of Equity Stock (if and to the extent certificated) shall bear the following or a similar legend:

           “The shares of Hughes Electronics Corporation (the “Corporation”) represented by this certificate are subject to restrictions set forth in the Corporation’s Certificate of Incorporation, including restrictions based upon a holder’s ownership of shares of Equity Stock, and to automatic conversion upon the occurrence of certain events, all as set forth therein. Capitalized terms used herein and not defined herein are defined in the Corporation’s Certificate of Incorporation.

           The Corporation will furnish without charge, to each stockholder who so requests, a copy of the relevant provisions of the Corporation’s Certificate of Incorporation, which set forth the limitations and restrictions on ownership of Equity Stock. Any such request may be addressed to the Secretary of the Corporation or to the transfer agent named on the face hereof.”

M. Severability. Each provision of this Article shall be severable and an adverse judicial determination as to any such provision or a judicial modification of such provision shall in no way affect the validity of any other provisions.

N.  Definitions. As used in these Articles, the following terms shall have the meanings set forth below:

           “Beneficial Ownership” shall mean beneficial ownership for U.S. federal income tax purposes. The terms “Beneficial Owner,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.

           “Beneficiary” shall mean, with respect to any Trust, one or more organizations described in each of Section 170(b)(l)(A) (other than clauses (vii) and (viii) thereof) and Section 170(c)(2) of the Code that are named by the Corporation as the beneficiary or beneficiaries of such Trust, in accordance with the provisions of Section 4.D of this Article.

           “Code” shall mean the Internal Revenue Code of 1986, as amended, and any successor thereto.

           “Equity Stock” shall mean any and all shares, interests, participation rights or other equivalents (however designated, whether voting or nonvoting) of capital stock, membership interests or equivalent ownership interests in or issued by the Corporation; it being understood that Equity Stock shall include shares of Common Stock of the Corporation.

           “GM Affiliate” shall have the meaning ascribed to such term in the Separation Agreement.

           “Hughes Affiliate” shall have the meaning ascribed to such term in the Separation Agreement.

           “Initial Stockholder” shall mean (i) Purchaser, an Australia corporation, or (ii) any Qualified Subsidiary (as defined in the Stock Purchase Agreement) of Purchaser that acquires any shares of capital stock of the Corporation pursuant to the Stock Purchase Agreement or the Merger Agreement (as defined in the Stock Purchase Agreement) or that acquires any shares of capital stock of Hughes Electronics Corporation from Purchaser or a Qualified Subsidiary of Purchaser.

“Market Price” of Equity Stock (or Excess Stock) means, on any date of determination:

(i) if, at the date of determination, the security is listed on a national securities exchange in the United States or is reported on the NASDAQ-National Market System, then the Market Price shall be deemed to be the Volume Weighted Average Trading Price if the security is listed on the New York Stock Exchange and, if not so listed, shall be deemed to be the Volume Weighted Average Trading Price of the daily sales prices as reported on such national securities exchange other than the New York Stock Exchange or on the NASDAQ-National Market System, as applicable, in each case for the five (5) consecutive Trading Days preceding and ending on the Trading Day immediately prior to the date of determination.

(ii) if, at the date of determination, the security is not so listed or reported, but a “regular, active public market” exists for such security (as determined in the good faith, sole discretion of the Board of Directors, whose decision shall be conclusive and binding), then the Market Price shall be deemed to be the Volume Weighted Average Trading Price of the daily bid and ask quotations in the over-the-counter market for the security for the five (5) consecutive Trading Days preceding and ending on the Trading Day immediately prior to the date of determination. For purposes of the foregoing, a market in which trading is sporadic and the ask quotations generally exceed the bid quotations by more than 15% shall not be deemed to be a “regular, active public market.”

(iii) if, at the date of determination, neither clause (i) nor clause (ii) of this definition applies, then the Market Price shall be deemed to be the fair market value of the security as determined in the good faith, sole discretion of the Board of Directors, whose determination shall be conclusive and binding.

           “Merger” shall have the meaning set forth in the Separation Agreement.

           “Non-Transfer Event” shall mean an event (other than a purported Transfer) that would cause or result in an increase in the percentage of any Person’s Beneficial Ownership of the outstanding shares of Equity Stock, provided that the consummation of the transactions specifically contemplated by the Transaction Agreements (and the receipt of Equity Stock in connection therewith) shall not result in or constitute a “Non-Transfer Event.”

           “Permitted Transferees” shall mean any Person designated as a Permitted Transferee in accordance with the provisions of Section 4.H of Article IV.

           “Person” shall mean (a) an individual or any corporation, partnership, limited liability company, estate, trust, association, private foundation, joint stock company or any other entity, (b) a “group” as the term is used for purposes of Section 13(d)(3) of the Exchange Act; but shall not include an underwriter that participates in a public offering of stock (including Equity Stock) for a period of 90 days following purchase by such underwriter of such stock, and (c) a “person” as such term is used in Section 355(e) of the Code.

           “Prohibited Owner” shall mean, with respect to any purported Transfer or Non-Transfer Event, any Person who is prevented from becoming or remaining the owner of record title to shares of Equity Stock by the provisions of Section 4.A of Article IV.

           “Prohibited Party” shall mean, collectively, (x) any Person that engaged in substantial negotiations, as defined for purposes of Section 355(e) of the Code, with General Motors Corporation or the Corporation regarding an acquisition of GM Class H common stock or Equity Stock during the two (2) year period preceding the Split-Off and (y) (i) any Person from whom ownership of Equity Stock would be attributed to the Person described in clause (x) hereof for purposes of Section 355(e) of the Code and (ii) any member of a “coordinating group” as defined in Treasury Regulation Section 1.355-7T(h)(4) (or any successor thereto) that includes the Person described in clause (x) hereof (or any Person from whom ownership of Equity Stock would be attributed to such member for purposes of Section 355(e) of the Code); provided, however, that the term “Prohibited Party” shall not include an Initial Stockholder or a Subsidiary of an Initial Stockholder.

           “Prohibition Period” shall mean the period beginning at the Split-Off Effective Time and ending on the day after the date that is one year after the date of the Split-Off Effective Time; provided that if, prior to the day after the date that is one year after the date of the Split-Off Effective Time, a Prohibited Party enters into an agreement, understanding, arrangement or negotiations (collectively, an “Agreement”) which contemplates a transaction which, if consummated prior to such date, would constitute a Transfer or Non-Transfer Event subject to the restrictions imposed by Section 4.A of Article IV, then with respect to such Prohibited Party only, the Prohibition Period shall be extended until the later to occur of one day after (i) the date that is two (2) years after the date of the Split-Off Effective Time, and (ii) the date which is six (6) months after the date such transaction is consummated or such Agreement is terminated, as the case may be.

           “Purported Beneficial Transferee” shall mean, with respect to any purported Transfer of Beneficial Ownership of shares of Equity Stock that results in the automatic conversion of such shares into Excess Stock, the purported transferee of Beneficial Ownership of such shares if such purported Transfer had not been prohibited by Section 4.A of Article IV.

           “Purported Record Transferee” shall mean, with respect to any purported Transfer of Beneficial Ownership of shares of Equity Stock that results in the automatic conversion of such shares into Excess Stock, the purported record transferee of such shares if such purported Transfer had not been prohibited by Section 4.A of Article IV.

           “Restricted Hughes Stock” shall mean capital stock of the Corporation received by any Initial Stockholder or Tax-Related Party in exchange for shares of GM Class H Common Stock, par value $0.10 per share, or any other shares of General Motors Corporation capital stock, in each case acquired after March 20, 2003.

           “Separation Agreement” shall mean the Separation Agreement by and between General Motors Corporation and the Corporation dated as of April 9, 2003, as in effect on the date hereof.

           “Split-Off” shall have the meaning set forth in the Separation Agreement.

           “Split-Off Effective Time” shall have the meaning set forth in the Separation Agreement.

           “Stock Purchase Agreement” shall mean the Stock Purchase Agreement by and among The News Corporation Limited, the Corporation and General Motors Corporation dated as of April 9, 2003, as in effect on the date hereof.

           “Subsidiary” shall have the meaning set forth in the Stock Purchase Agreement.

           “Tax-Related Party” shall mean (i) any Person from whom ownership of Equity Stock would be attributed to any Initial Stockholder for purposes of Section 355(e) of the Code and (ii) any member of a “coordinating group” as defined in Treasury Regulation Section 1.355-7T(h)(4) (or any successor thereto) that includes any Initial Stockholder (or any Person from whom ownership of Equity Stock would be attributed to such member for purposes of Section 355(e) of the Code).

           “Trading Day” shall mean 9:30 a.m. through 4:00 p.m., Eastern Time, of any day on which the principal national securities exchange on which any of the shares of Equity Stock are listed or admitted to trading is open for the transaction of business or, if none of the shares of Equity Stock are listed or admitted to trading on any national securities exchange, any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

           “Transaction Agreements” shall have the meaning set forth in the Stock Purchase Agreement.

           “Transfer” (as a noun) shall mean any sale, transfer, gift, assignment, devise or other disposition of Beneficial Ownership of Equity Stock, whether voluntary or involuntary and whether by operation of law or otherwise; provided that the consummation of the transactions specifically contemplated by the Transaction Agreements (and the receipt of Equity Stock in connection therewith) shall not result in or constitute a “Transfer”; provided, however, that, notwithstanding the immediately proceeding proviso, the receipt of Equity Stock in exchange for Restricted Hughes Stock in the Merger shall be a “Transfer”. “Transfer” (as a verb) shall have the correlative meaning.

           “Trust” shall mean any separate trust created and administered in accordance with the terms of Section 4 of Article IV, for the exclusive benefit of any Beneficiary.

           “Trustee” shall mean any Person, unaffiliated with both the Corporation and any Prohibited Owner (and, if different than the Prohibited Owner, the Person who would have had Beneficial Ownership of the Shares that would have been owned of record by the Prohibited Owner), designated by the audit committee of the Board of Directors to act as trustee of any Trust, or any successor trustee thereof.

           “Volume Weighted Average Trading Price” means, with respect to any Trading Day, the weighted average of the reported per share prices at which transactions in the relevant Equity Stock are executed on the New York Stock Exchange during such Trading Day (weighted based on the number of shares of the relevant Equity Stock traded), as such weighted average price appears on the Bloomberg screen “Volume at Price” page for such Equity Stock.

O.  NYSE Transactions. Nothing in this Section 4 of Article IV shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or automated inter-dealer quotation system. In no event shall the existence or application of the preceding sentence have the effect of deterring or preventing the conversion of Equity Stock into Excess Stock as contemplated herein.

ARTICLE V

Board of Directors

SECTION 1.     Number; Series; Terms.

           Except as otherwise fixed by or pursuant to the provisions of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock, the number of directors of the Corporation shall be determined in accordance with the By-Laws of the Corporation. In addition, from and after the Merger Effective Time (as defined in the Agreement and Plan of Merger, dated as of April 9, 2003, by and among the Corporation, The News Corporation Limited and GMH Merger Sub, Inc. (the “Merger Agreement”)), the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The directors as of the Merger Effective Time and those directors elected or appointed by the Board of Directors so as to take office in accordance with Exhibit A to the Merger Agreement (or otherwise agreed upon in writing by and among the parties to the Merger Agreement) not later than immediately following the Merger Effective Time shall be designated into classes as set forth on Exhibit A to the Merger Agreement. The term of the initial Class I directors shall terminate on the date of the 20042 annual meeting; the term of the initial Class II directors shall terminate on the date of the 2005 annual meeting; and the term of the initial Class III directors shall terminate on the date of the 2006 annual meeting. At each succeeding annual meeting of stockholders beginning in 2004, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office in accordance with Section 2 of this Article V, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

2 In the event that the Closing (as defined in the Stock Purchase Agreement) does not occur prior to the 2004 annual meeting, the references to 2004 shall be changed to 2005, 2005 to 2006 and 2006 to 2007.

SECTION 2.     Vacancies.

           Except as otherwise provided for or fixed by or pursuant to the provisions of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock, any vacancy on the Board of Directors of the Corporation resulting from death, resignation, retirement, disqualification, removal or other cause and any newly created directorship resulting from any increase in the authorized number of directors between meetings of stockholders shall be filled only in the manner provided in the By-Laws of the Corporation or, if not so provided for therein, by the affirmative vote of (i) a majority of all the directors then in office, even if less than a quorum, (ii) a duly appointed committee of the Board of Directors, or (iii) in such other manner as may be determined by the Board of Directors, but in any event not by the stockholders. Any director so chosen shall hold office until the next meeting of stockholders held for the election of directors, with such director’s replacement to be nominated for election at such meeting. Such director’s replacement who is elected at such meeting shall serve for the remainder of the full term of the director or, from and after the Merger Effective Time, the class of directors in which the vacancy occurred or the new directorship was created and until a successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal from office in accordance with this Certificate of Incorporation or any applicable law or pursuant to an order of a court. If there are no directors in office, then an election of directors may be held in the manner provided by the By-Laws of the Corporation or, if not so provided for therein, by applicable law. Notwithstanding the preceding two sentences, in the event any directors are elected or appointed (including to fill vacancies resulting from any amendment to the By-Laws of the Corporation) by the Board of Directors so as to take office not later than immediately following the Merger Effective Time in accordance with Exhibit A to the Merger Agreement (or otherwise agreed upon by and among the parties to the Merger Agreement), such directors shall hold office until the annual meeting for the year in which his or her term, based upon the class to which such director is appointed, expires and until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal from office in accordance with this Certificate of Incorporation or any applicable law or pursuant to an order of a court.

SECTION 3.     Notice.

           Advance notice of nominations for the election of directors and business to be transacted at any stockholders meeting shall be given in the manner and to the extent provided in the By-Laws of the Corporation.

SECTION 4.     Removal.

           Except as otherwise provided for or fixed by or pursuant to the provisions of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock and except for the automatic removal of a director from office upon such director ceasing to meet any required qualifications for directors contained in the By-Laws of the Corporation, no director may be removed from office without cause and without the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of stock of the Corporation entitled to vote for the election of directors, voting together as a single class.

SECTION 5.     Independent Directors; Related Party Transactions.

           Except as provided for in Section 6 of this Article V, the Board of Directors shall consist of at least a majority of independent directors (as “independent director” may be defined from time to time in the By-Laws of the Corporation).

           Except as provided for in Section 6 of this Article V, from and after the Merger Effective Time, (i) the audit committee of the Board of Directors shall be comprised solely of independent directors who also satisfy such other standard for service as may be set forth from time to time in the By-laws of the Corporation, (ii) each of the nominating/corporate governance committee and the compensation committee of the Board of Directors shall be comprised solely of independent directors, and (iii) related party transactions (as “related party transactions” may be determined from time to time by the audit committee of the Corporation)

between the Corporation and certain parties shall be subject to approval by the audit committee of the Board of Directors.

SECTION 6.     Standstill

           Neither any member of the Purchaser Group nor any Purchaser Successor shall enter into any transaction or series of transactions as a result of which the members of the Purchaser Group, together with all Purchaser Successors, collectively would have beneficial ownership (as such term is defined in Section 13(d) of the Exchange Act) in the aggregate of 50% or more of the outstanding voting securities of the Corporation, unless:

(i) in connection therewith, such member of the Purchaser Group or Purchaser Successor commences a tender or exchange offer for all of the outstanding voting securities of the Corporation (at a price at least equal to the market price thereof immediately prior to the earlier of the public announcement or commencement thereof) or acquires, or enters into an agreement to acquire, all of such voting securities pursuant to a merger or other business combination transaction with the Corporation (it being understood that the prohibitions set forth in the first sentence of this Section 6 of this Article V shall not apply (A) to any such offer, merger or transaction or (B) from and after the consummation of such offer, merger or transaction if, but only if, as a result of the consummation thereof the members of the Purchaser Group, together with any Purchaser Successor, have beneficial ownership in the aggregate of 50% or more of the outstanding voting securities of the Corporation);

(ii) such transaction or series of transactions is approved by an affirmative vote of a majority of the “independent directors” of the Board of Directors of the Corporation; or

(iii) a party that is not an Affiliate (as defined in the Stock Purchase Agreement) of any member of the Purchaser Group or of any Purchaser Successor acquires (and continues to hold), or has announced its intention (and is currently seeking) to acquire, through any transaction or series of transactions, including through any tender or exchange offer, beneficial ownership in the aggregate of 25% or more of the outstanding voting securities of the Corporation or has announced its intention (and is currently seeking) to effect a merger or other business combination transaction with the Corporation as a result of which such party would become the beneficial owner of 25% or more of the outstanding voting securities of the surviving corporation of the merger or business combination, which merger or other business combination has been approved by the Board of Directors of the Corporation; provided, however, in the event that any member of the Purchaser Group or any Purchaser Successor makes any such acquisition pursuant to the exception provided in this clause (iii) then, unless such acquisition was also in accordance with clause (i) or (ii) above or unless either of the following paragraphs is also applicable, a majority of the Board of Directors of the Corporation shall continue to consist of “independent directors”.

The requirements set forth in Section 5 and Section 6 of this Article V shall cease to apply from and after the first to occur of (x) such time as a majority of the independent directors so determines, (y) the acquisition of beneficial ownership of 50% or more of the outstanding voting securities of the Corporation under the circumstances described in clauses (i) or (ii) above or (z) the members of the Purchaser Group and the Purchaser Successors acquire aggregate beneficial ownership of 80% or more of the outstanding voting securities of the Corporation.

In addition, the requirements set forth in Section 5 and Section 6 of this Article V shall cease to apply from and after such time as any of the four persons specified on Exhibit A to the Merger Agreement in Column I thereto (the “Specified Directors”) (or any successor thereto specified in writing to the nominating/corporate governance committee of the Board of Directors by a majority of the Specified Directors or their successors then in office) (1) is not, to the extent that the directors in the Class of such Specified Director are up for election at any annual or special meeting of stockholders, nominated by the nominating/ corporate governance committee for election to the Board of Directors at such annual or special meeting of stockholders or (2) ceases to be a Director between stockholder meetings and the nominating/corporate governance committee of the Board of Directors fails to appoint as a Director to fill such vacancy a person that was specified in writing to such committee by a majority of the Specified Directors (or their successors) then in office, unless, at such time, (A) the Purchaser Group and the Purchaser Successors have beneficial ownership, in the aggregate, of less than 17% of the outstanding voting securities of the Corporation or (B) the Purchaser (together with any Qualified Subsidiary) has disposed of, in the aggregate, 25% or more of the securities of the Corporation acquired by the Purchaser and any Qualified Subsidiary pursuant to the Stock Sale and the Merger (giving effect to any anti-dilution adjustments).

Any calculation as to the beneficial ownership of the outstanding voting securities of any Person shall be determined in good faith by the Board of Directors of the Corporation.

As used in these Articles, the following terms shall have the meanings set forth below:

           “Purchaser Group” shall mean Purchaser, Subsidiaries of Purchaser or Purchaser Successors and (i) K. Rupert Murdoch and any executor, administrator, guardian, conservator or similar legal representative thereof, (ii) any member of the immediate family of K. Rupert Murdoch, (iii) Cruden Investments Pty. Limited, an Australian company, and any successor (by merger, consolidation, transfer of assets or otherwise) to all or substantially all of its business and assets, (iv) any settlement and trusts, and any entities which are controlled by settlements and trusts, set up for the benefit of K. Rupert Murdoch or members of his family (exclusively or also for the benefit of others) and (v) any Person acting as agent for Purchaser, any Subsidiary of Purchaser, any Purchaser Successor or any Person described in clauses (i) through (iv) hereof.

           “Purchaser Successor” shall mean any Person to whom any member of the Purchaser Group transfers (other than pursuant to open market transactions) more than 10% of the outstanding voting securities of the Corporation or any successor of any such Person.

ARTICLE VI

Stockholder Action; No Cumulative Voting

SECTION 1.     Meetings; Written Consent.

           Subject to any rights provided to the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation shall be effected (i) at a duly called annual or special meeting of stockholders of the Corporation, (ii) by written consent or consents setting forth the action so taken, signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, or (iii) as otherwise may be permitted under the DGCL, as such law may be amended from time to time. Subject to any rights provided to the holders of any outstanding series of Preferred Stock to call special meetings of the holders of such series, special meetings of stockholders of the Corporation may be called as provided in the By-Laws of the Corporation. Notwithstanding the foregoing, whenever the holders of any one or more outstanding series of Preferred Stock shall have the right, voting separately by class or series, as applicable, to elect directors at an annual or special meeting of stockholders, the calling of special meetings of the holders of such class or series shall be governed by the terms of the applicable resolution or resolutions of the Board of Directors establishing such series of Preferred Stock pursuant to Article IV of this Certificate of Incorporation.

SECTION 2.     No Cumulative Voting.

           Shares of capital stock of the Corporation shall not be entitled to cumulative voting.

ARTICLE VII

By-Laws

           Except as provided therein, the Board of Directors shall have the power to adopt, alter, amend or repeal the By-Laws of the Corporation. Except as provided for therein, the stockholders of the Corporation may adopt, amend or repeal the By-Laws of the Corporation but only by the affirmative vote of holders of at least a majority of the combined voting power of the then outstanding shares of capital stock of all classes and series of the Corporation entitled to vote generally on matters requiring the approval of stockholders, voting together as a single class.

ARTICLE VIII

Amendments

           The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article VIII. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, Section 4 of Article IV, Sections 5 and 6 of Article V and Article VIII of this Certificate of Incorporation shall not be amended, altered, changed or repealed and no provision inconsistent therewith shall be adopted without (x) the affirmative vote of at least a majority of the Directors, including at least a majority of independent directors (as such term is used in Section 5 of Article V hereof), then serving on the Board and (y) the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all of the then outstanding shares entitled to vote generally on matters requiring approval of stockholders.

ARTICLE IX

Indemnification; Limitation of Liability.

SECTION 1.     Indemnification.

           The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Section 1 shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

           The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Section 1 to directors and officers of the Corporation.

           The rights to indemnification and to the advance of expenses conferred in this Section 1 shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the By-Laws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

           Any repeal or modification of this Section 1 by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

SECTION 2.     Limited Liability.

           No director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision does not eliminate the liability of the director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. For purposes of the prior sentence, the term “damages” shall, to the extent permitted by law, include without limitation, any judgment, fine, amount paid in settlement, penalty, punitive damages, excise or other tax assessed with respect to an employee benefit plan, or expense of any nature (including, without limitation, counsel fees and disbursements). Each person who serves as a director of the Corporation while this Section 2 is in effect shall be deemed to be doing so in reliance on the provisions of this Section 2, and neither the amendment or repeal of this Section 2, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Section 2, shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for, arising out of, based upon, or in connection with any acts or omissions of such director occurring prior to such amendment, repeal, or adoption of an inconsistent provision. The provisions of this Section 2 are cumulative and shall be in addition to and independent of any and all other limitations on or eliminations of the liabilities of directors of the Corporation, as such, whether such limitation or eliminations arise under or are created by any law, rule, regulation, by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

ARTICLE X

Miscellaneous

SECTION 1.     Section 203 of the DGCL

           The Corporation hereby elects that it shall not be subject to Section 203 of the DGCL or any successor provision.

           IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed on its behalf this                     day of                     , 200     .

HUGHES ELECTRONICS CORPORATION

By:

Name:
Title:

APPENDIX D: HUGHES AMENDED

AND RESTATED BY-LAWS

HUGHES ELECTRONICS CORPORATION

(hereinafter called the “Corporation”)

AMENDED AND RESTATED BY-LAWS

ARTICLE I

STOCKHOLDERS

Section 1. Annual Meeting; Notice of Stockholders Nominations and Other Proposed Stockholder Action. The Annual Meeting of the stockholders for the purpose of electing Directors and for the transaction of such other business as may properly come before the meeting in accordance with these By-Laws, shall be held at such place, on such date, and at such time as may be fixed by the Board of Directors (the “Board”) and stated in the notice of meeting.

(a) Nominations of persons for election to the Board and the proposal of business to be transacted by the stockholders may be made at an Annual Meeting of stockholders (i) pursuant to the Corporation’s notice with respect to such meeting, (ii) by or at the direction of the Board or (iii) by any stockholder of record of the Corporation who was a stockholder of record at the time of the giving of the notice provided for in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in Section 1(b) below.

(b) For nominations or other business to be properly brought before an Annual Meeting of stockholders by a stockholder pursuant to clause (iii) of the foregoing paragraph, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation; (ii) such business must be a proper matter for stockholder action under the General Corporation Law of the State of Delaware (the “DGCL”); (iii) if the stockholder has provided the Corporation with a Solicitation Notice (as defined herein) such stockholder must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation’s voting shares reasonably believed by such stockholder to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice; and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section 1, the stockholder or Beneficial Owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 1.

To be timely, a stockholder’s notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary (the “Proxy Mailing Anniversary”) of the date on which the Corporation first mailed its proxy materials for the preceding year’s Annual Meeting of stockholders; provided, however, that if the date of the Annual Meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s Annual Meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (i) the 150th day prior to the first anniversary of the preceding year’s Annual Meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made.

Such stockholder’s notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a Director all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as Directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such person’s written consent to be named as a nominee and to serve as a Director if elected; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder; and (iii) as to the stockholder giving the notice (A) the name and address of such stockholder, as they appear on the Corporation’s books, (B) the class and number of shares of the Corporation that are owned beneficially or of record by such stockholder, and (C) whether either such stockholder intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “Solicitation Notice”).

Notwithstanding anything in the second sentence of Section 1(b) to the contrary, in the event that (x) the number of Directors to be elected to the Board is increased and (y) there is no public announcement naming all of the nominees for Director or specifying the size of the increased Board made by the Corporation on or prior to the 120th day prior to the Proxy Mailing Anniversary, a stockholder’s notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

Only persons nominated in accordance with the procedures set forth in this Section 1(b) shall be eligible to serve as Directors and only such business shall be conducted at an Annual Meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1(b). The chairman of the meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in these By-Laws and, if any proposed nomination or business is not in compliance with these By-Laws, to declare that such defective proposed business or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

Nominations by stockholders of persons for election to the Board may be made at a special meeting of stockholders if the stockholder’s notice required by this Section 1(b) shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the later of the 150th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

For purposes of this Section 1, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Notwithstanding the foregoing provisions of this Section 1(b), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters set forth in this Section 1(b). Nothing in this Section 1(b) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

                    Section 2.     Special Meetings; Notice.

Special meetings of the stockholders, other than those required by statute, may be called at any time by (a) the Board pursuant to a resolution approved by a majority of the Board, (b) the Chairman or a Vice Chairman or (c) any stockholder of the Corporation who Beneficially Owns (as defined herein) 10% or more of the Corporation’s Voting Securities (as defined herein) then outstanding. No other person or persons may call a special meeting of stockholders except as provided in the Company’s Certificate of Incorporation, as amended from time to time (the “Certificate of Incorporation”). Only such business as is stated in the notice may be acted upon thereat. The foregoing notwithstanding, unless otherwise provided in the Certificate of Incorporation, whenever the holders of any one or more outstanding series of Preferred Stock shall have the right, voting separately by class or by series, as applicable, to elect Directors at any Annual Meeting or special meeting of stockholders, the calling of special meetings of the holders of such class or series shall be governed by the terms of the applicable resolution or resolutions of the Board establishing such series of preferred stock pursuant to the Certificate of Incorporation. The Board may postpone or reschedule any previously scheduled special meeting.

Nominations of persons for election to the Board may be made at a special meeting of stockholders at which Directors are to be elected pursuant to the Corporation’s notice of meeting (a) by or at the direction of the Board, or (b) by any stockholder of record of the Corporation who is a stockholder of record at the time of the giving of notice provided for in Section 1(b) of this Article I entitled to vote at the meeting who complies with the notice provisions set forth in Section 1(b) of this Article I.

                    Section 3.     Notice of Meetings; Adjournment.

Except as otherwise provided herein or required by “applicable law” (meaning, here and hereinafter, as required from time to time by the DGCL) or the Certificate of Incorporation, written notice of the place, date, and time of all meetings of the stockholders and the purpose or purposes for which such meeting is called shall be given by mailing, postage prepaid, a copy of such notice addressed to each stockholder of the Corporation entitled to vote at such meeting at his address as recorded on the books of the Corporation, not less than 10 nor more than 60 days before the date on which the meeting is to be held.

Any meeting may be adjourned from time to time, whether or not there is a quorum, either (i) in the discretion of the chairman of the meeting where necessary for the proper and orderly conduct of the meeting (including, without limitation, where necessary to tabulate any vote the tabulation of which is necessary for the continued conduct of the meeting) or (ii) by vote of the holders of a majority of the voting power of the shares of stock present at the meeting.

When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

                    Section 4.     Quorum.

At any meeting of the stockholders, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by these By-Laws, the Certificate of Incorporation or by applicable law. Where a separate vote by a class or classes or series is required by law or by the Certificate of Incorporation, a majority of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting from time to time, without notice other than by announcement to the meeting, to another date, place and time until a quorum shall be present.

                    Section 5.     Organization.

The Chairman of the Board of the Corporation, or, in his or her absence, such person as the Board may have designated or, in the absence of such a person, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or represented by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. The Secretary of the Corporation, or if he or she is not present, any Assistant Secretary, or in the absence of any Assistant Secretary of the Corporation, any person the chairman of the meeting appoints shall act as the Secretary of the meeting.

                    Section 6.     Place of Meeting.

Meetings of the stockholders for the election of Directors or for any other purpose shall be held at such time and place, either within or outside the State of Delaware, as shall be designated from time to time by the Board and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

                    Section 7.     Conduct of Business.

The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. The Board may adopt by resolution such rules and regulations for the conduct of meetings as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairman of any meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of the chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business at the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting of stockholders of record of the Corporation, their duly authorized and constituted proxies and such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants.

                    Section 8.     Proxies and Voting.

At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Unless otherwise provided in the Certificate of Incorporation, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of capital stock entitled to vote thereat held by such stockholder. If the Certificate of Incorporation provides for the issuance of any class or series of stock which is convertible into any other class or series of stock, as a condition to counting the votes cast by any holder of shares at any annual or special meeting of stockholders, the Board or a duly authorized committee thereof, in its discretion, may require the holder of any shares to furnish such affidavits or other proof as the Board or such committee deems necessary and advisable to determine whether such shares have been converted pursuant to the terms governing the issuance and conversion of such shares in the Certificate of Incorporation. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. All voting, except as may be required by law, including voting for the election of Directors may be by a voice vote; provided, however, that upon demand therefor by a stockholder entitled to vote or by his or her proxy, or upon resolution by the Board in its discretion or by action of the chairman of the meeting, in his or her discretion, a stock vote may be taken. Every stock vote shall be taken by written ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. Unless otherwise specified by the Certificate of Incorporation or these By-Laws, (i) at all meetings of stockholders for the election of Directors, a plurality of the votes cast shall be sufficient to elect, and (ii) any other question brought before any meeting of stockholders shall be determined by the votes cast affirmatively or negatively by the holders of a majority of the stock represented and entitled to vote thereon.

                    Section 9.     Stock List.

The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 9 or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                    Section 10.     Inspector of Elections.

Before any meeting of stockholders, the Board shall appoint one or more inspectors to act at the meeting and make a written report thereof. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability.

The inspectors shall, in accordance with these By-Laws and the Certificate of Incorporation, ascertain the number of shares outstanding and the voting power of each, determine the shares represented at the meeting and the validity of proxies and ballots, count all votes and ballots, determine and retain for a reasonable period a record of the disposition of any challenges made to any determination made by the inspectors, and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.

The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. In determining the validity and counting of proxies and ballots, the inspectors shall act in accordance with applicable law.

ARTICLE II

BOARD OF DIRECTORS

                    Section 1.     Number, Election and Term of Directors.

Except as otherwise fixed by or pursuant to the provisions of the Certificate of Incorporation relating to the rights of the holders of any class or series of preferred stock, the number of Directors of the Corporation shall be fixed from time to time by resolution adopted by a majority of the entire Board, but the number of Directors shall at no time be less than eleven (11) and initially shall be eleven (11). Directors need not be stockholders. Directors shall (except as hereinafter provided for the filling of vacancies) be elected by the holders of the shares of stock entitled to vote thereon, by a plurality vote thereof, at the Annual Meeting of stockholders. Each Director so elected shall hold office until such Director’s successor is duly elected and qualified, or until such Director’s death, or until such Director’s earlier disqualification, resignation, retirement or removal.

                    Section 2.     Certain Definitions. For the purposes of these By-Laws:

“Acquisition-Related Agreements” means the Merger Agreement, the Stock Purchase Agreement and any other Transaction Agreements (as defined in the Stock Purchase Agreement).

“Affiliate” with respect to any person shall mean any other person who, directly or indirectly, controls, is controlled by or is under common control with such person.

“Beneficially Owns” (and variations thereof) shall have the same meaning as under Section 13(d) of the Exchange Act and Regulation 13D-G thereunder (or any successor provision of law).

“Employee Director” means a Director, who at the time of taking office as a Director, is an employee of the Corporation or any Subsidiary of the Corporation.

“Independent Director” means a director who qualifies as an “independent director” under the rules and regulations of the New York Stock Exchange in effect from time to time; provided, however, that if, at any particular time, the New York Stock Exchange has not then adopted a definition of “independent director”, “Independent Director” shall mean a director who, as determined in good faith by the Board (other than the “Independent Director” in question), has no relationship to the Corporation that may interfere with the exercise of his or her independence from management of the Corporation and the Corporation and no material relationship with any member of the Purchaser Group (as defined in the Certificate of Incorporation) or any Purchaser Successor (as defined in the Certificate of Incorporation).

“Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of April 9, 2003, by and among the Corporation, The News Corporation Limited and GMH Merger Sub, Inc.

“Purchaser” means The News Corporation Limited and any successor (by merger, consolidation, transfer of assets or otherwise) to all or substantially all of its business and assets, which also succeeds to ownership of all or substantially all of its ownership of Voting Securities.

“Stock Purchase Agreement” shall mean the Stock Purchase Agreement, dated as of April 9, 2003, by and among The News Corporation Limited, GMH Merger Sub, Inc., and General Motors Corporation.

“Subsidiary” with respect to a Person, means any corporation, limited liability company, partnership, trust or unincorporated organization of which such Person owns, directly or indirectly, 50% or more of the outstanding stock or other equity interests, the holders of which are entitled to vote for the election of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership, trust or unincorporated organization.

“Voting Securities” means the common stock, par value $0.01 per share, of the Corporation and any shares of capital stock of the Corporation entitled to vote generally in the election of Directors. A stated percentage of the Voting Securities shall mean a number of shares of the Voting Securities as shall equal in voting power that stated percentage of the total voting power of the then outstanding shares of Voting Securities entitled to vote in the election of Directors.

                    Section 3.     Nomination of Directors.

(a) Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors of the Corporation, except as may be otherwise provided in the Certificate of Incorporation with respect to the right of holders of any class or series of preferred stock of the Corporation to nominate and elect a specified number of Directors in certain circumstances. Nominations of persons for election to the Board may be made at any Annual Meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing Directors, (i) by or at the direction of the Nominating Committee or (ii) by any stockholder of record of the Corporation who is a stockholder of record at the time of the giving of notice provided for in Section 1(b) or Section 2 of Article I entitled to vote at the meeting who complies with the notice provisions set forth in Section 1(b) of Article I.

                    Section 4.     Newly Created Directorships and Board Vacancies.

Subject to applicable law and except as otherwise provided for or fixed by or pursuant to the Certificate of Incorporation relating to the rights of the holders of any class or series of preferred stock with respect to such class or series of preferred stock, newly created Directorships resulting from any increase in the authorized number of Directors or, subject to Section 12(b) of this Article II below, any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause between meetings of stockholders shall be filled only by the affirmative vote of a majority of all of the Directors then in office, even if less than a quorum, or a duly appointed committee of the Board, but in any event not by the stockholders. Directors so chosen shall hold office until such Director’s successor shall have been duly elected and qualified or until his earlier death, resignation, retirement, disqualification or removal from office in accordance with the Certificate of Incorporation, these By-Laws, or any applicable law or pursuant to an order of a court. No decrease in the number of authorized Directors constituting the entire Board shall shorten the term of any incumbent Director.

                    Section 5.     Regular Meetings.

A meeting of the Board shall be held after the Annual Meeting of the stockholders and regular meetings of the Board shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board and publicized among all Directors. Meetings may be held either within or outside the State of Delaware. A notice of each regular meeting shall not be required.

                    Section 6.     Special Meetings.

Special meetings of the Board may be called by the Chairman of the Board, by the Vice Chairman, by the President or by two or more Directors then in office and shall be held at such place, on such date, and at such time as they or he or she shall fix. Meetings may be held either within or outside the State of Delaware. Notice thereof, stating the place, date and time of each such special meeting shall be given each Director by whom it is not waived by mailing written notice not less than four (4) days before the meeting or personally by telephone, or electronic mail, facsimile transmission of notice, or by similar means of communication not less than 12 hours before the meeting or on such shorter notice as the person or persons calling the meeting may deem necessary and appropriate under the circumstances. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

                    Section 7.     Quorum.

Except as may be otherwise provided by applicable law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board, a majority of the entire Board shall constitute a quorum for the transaction of business. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board. The Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                    Section 8.     Participation in Meetings by Conference Telephone.

Members of the Board, or of any committee thereof, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

                    Section 9.     Conduct of Business; Action by Written Consent.

At any meeting of the Board, business shall be transacted in such manner as the Board may from time to time determine, and all matters shall be determined by the vote of a majority of the Directors present, except as otherwise provided herein or required by law. The Board may take action without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.

                    Section 10.     Powers.

The property, business and affairs of the Corporation shall be managed by or under the direction of the Board which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders of the Corporation, including, without limiting the generality of the foregoing, the unqualified power:

(1) To declare dividends from time to time in accordance with law;

(2) To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine;

(3) To authorize the creation, making and issuance, in such form as it may determine, of written obligations of every kind, negotiable or non-negotiable, secured or unsecured, and to do all things necessary in connection therewith;

(4) To remove any officer of the Corporation with or without cause, and from time to time to devolve the powers and duties of any officer upon any other person for the time being;

(5) To confer upon any officer of the Corporation the power to appoint, remove and suspend subordinate officers, employees and agents;

(6) To adopt from time to time such stock option, stock purchase, bonus or other compensation plans for Directors, officers, employees and agents of the Corporation and its Subsidiaries as it may determine;

(7) To adopt from time to time such insurance, retirement, and other benefit plans for Directors, officers, employees and agents of the Corporation and its Subsidiaries as it may determine; and

(8) To adopt from time to time regulations, not inconsistent with these By-Laws, for the management of the Corporation’s business and affairs.

                    Section 11.     Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation, the Board shall have the authority to fix the compensation of the Directors. The Directors may be paid their expenses, if any, of attendance at each meeting of the Board and may be paid a fixed sum for attendance at each meeting of the Board or paid a stated salary or paid other compensation as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                    Section 12.     Removal; Employee Director Removal.

(a) Except as otherwise provided by the Certificate of Incorporation, any Director may be removed from office with or without cause but only by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of stock of the Corporation entitled to vote for the election of Directors, voting together as a single class.

(b) Notwithstanding anything set forth in this Section 12, unless otherwise determined by the Board, an Employee Director shall cease to be qualified to serve as a Director and shall automatically be removed from office (an “Employee Director Removal”) without any action on the part of the stockholders or the other members of the Board, if such person ceases to be an employee of the Corporation or any one of its Subsidiaries, with the removal of such Director to take place upon the earliest of (i) such Director’s cessation of employment, (ii) delivery by such Employee Director to the Corporation, or such Subsidiary or Subsidiaries, as the case may be, of a notice of resignation of employment, or (iii) delivery by the Corporation or one of its Subsidiaries, as the case may be, to such Employee Director of a notice of termination of employment.

                    Section 13.     Special Election or Appointment.

Notwithstanding anything to the contrary contained in Section 3 and Section 4 of this Article II, any Directors elected or appointed (including to fill a vacancy due to the increase of the size of the Board), in accordance with Exhibit A to the Merger Agreement (or otherwise agreed upon by and among the parties to the Merger Agreement) so as to take office not later than immediately following the Merger Effective Time (as defined in the Merger Agreement), shall be deemed to be validly elected and appointed irrespective of the provisions of the above referenced Sections.

ARTICLE III

COMMITTEES

                    Section 1.     Committees of the Board.

The Board, by a vote of a majority of the entire Board then in office, may from time to time designate committees of the Board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board and shall, for those committees and any others provided for herein, elect a Director or Directors to serve as the member or members, designating, if it desires, other Directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board to act at the meeting in the place of the absent or disqualified member. Notwithstanding the foregoing provisions of this Section if either (A) required by the applicable rules and regulations of the New York Stock Exchange or the Securities and Exchange Commission (in each case, as may be amended from time to time) or (B) under the Certificate of Incorporation the Board is required to consist of a majority of Independent Directors, then from and after the Merger Effective Time, and for so long as the conditions in clauses (A) or (B) above are satisfied, the Standing Committees (as defined herein), shall at all such times consist solely of Independent Directors, except as otherwise provided by these By-Laws. Without limiting the foregoing, the Board shall designate the following committees (the “Standing Committees”): Audit Committee, Nominating / Corporate Governance Committee and Compensation Committee.

                    Section 2.     Conduct of Business.

Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the duly delegated powers and authority of the Board in the management of the business and affairs of the Corporation. The Board shall have the power to prescribe the manner in which proceedings of any such committee shall be conducted. In the absence of any such prescription, such committee shall have the power to prescribe the manner in which its proceedings shall be conducted. Unless the Board or such committee shall otherwise provide, regular and special meetings and other actions of any such committee shall be governed by the provisions of Article II applicable to meetings and actions of the Board. Each committee shall keep regular minutes and report to the Board when required.

                    Section 3.     Audit Committee.

(a) The Audit Committee shall have at least three (3) members.

(b) The Audit Committee shall have such responsibilities, and such powers and authority, as are required under the rules and regulations of the New York Stock Exchange, applicable law and the rules and regulations of the Securities and Exchange Commission, or as are normally incident to the functions of an audit committee (including authority to retain counsel and consultants to assist it in carrying out its responsibilities) or as may be determined by the Board.

(c) The Audit Committee shall have the sole authority on behalf of the Corporation to assert, defend or settle any claims under and relating to any Acquisition-Related Agreement, except as may be expressly provided in Section 9.4(f) of the Stock Purchase Agreement.

(d) The Audit Committee shall have sole authority to review, consider and pass upon any Related Party Transaction, and no such transaction shall be effected without the approval of or authorization of a majority of the Audit Committee, provided that the committee may ratify any such transaction.

(e) The Audit Committee shall have the powers to (i) engage advisers at the reasonable expense of the Corporation to assist in its review and decision regarding any matter including any Related Party Transaction; (ii) utilize internal Corporation resources, including requiring the assistance of an executive employee of the Corporation; and (iii) review Corporation contracts, books and records.

(f) The Audit Committee may have additional responsibilities as shall be set forth in the Audit Committee Charter from time to time.

For the purposes of this Section 3 only, “Related Party Transaction” means any transaction or series of transactions between the Corporation or any of its subsidiaries on the one hand, and another party or parties on the other hand, in such amounts and related to such matters that the Audit Committee determines could be considered an interested transaction between the Company or its subsidiaries and such other party or parties.

                    Section 4.     Compensation Committee.

(a) The Compensation Committee shall be composed of at least three (3) Directors. The Compensation Committee shall have the power and authority to approve, adopt and implement the incentive, stock option and similar plans of the Corporation and its Subsidiaries. The Compensation Committee shall have the power to approve, disapprove, modify or amend all plans designed and intended to provide compensation primarily for officers of the Corporation. The Compensation Committee shall review, fix and determine from time to time the salaries and other remunerations of all officers of the Corporation.

(b) The Compensation Committee shall have such powers and authority as necessary to carry out the foregoing responsibilities and shall have such other responsibilities, and such other powers and authority, as may be determined by the Board.

(c) The Compensation Committee may have additional responsibilities as shall be set forth in the Compensation Committee Charter from time to time.

                    Section 5.     Nominating/ Corporate Governance Committee.

(a) The Nominating / Corporate Governance Committee shall be composed of at least three (3) Directors. The Nominating / Corporate Governance Committee shall have the full and exclusive power and authority to evaluate Director candidates for election to the Board and committees of the Board, to nominate Directors for election to the Board at any annual or special meeting of stockholders. The Committee shall also be responsible for matters related to service on the Board, and associated issues of corporate governance.

(b) The Nominating / Corporate Governance Committee shall have such powers and authority as necessary to carry out the foregoing responsibilities and shall have such other responsibilities, and such other powers and authority, as may be determined by the Board.

(c) The Nominating / Corporate Governance Committee may have additional responsibilities as shall be set forth in the Nominating / Corporate Governance Committee Charter from time to time.

ARTICLE IV

OFFICERS

                    Section 1.     General.

The officers of the Corporation shall be elected by the Board and shall be a Chairman of the Board (who must be a Director), a President (who shall also be the Chief Executive Officer), a Secretary and a Treasurer. The Board, in its sole discretion, may also choose one or more Vice Chairmen, Senior Executive Vice Presidents, Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The Board may, from time to time, delegate the powers or duties of any officer to any other officers or agents, notwithstanding any contrary provision hereof.

                    Section 2.     Election; Removal.

The Board at its first meeting held after each Annual Meeting of stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time solely by the Board, which determination may be by resolution of the Board or in any By-Law provisions duly adopted or approved by the Board and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. The salaries of the officers elected by the Board shall be fixed from time to time by the Board or by such officers as may be designated by resolution of the Board, upon recommendation or action of the Compensation Committee. Any officer elected by the Board may be removed at any time by the Board with or without cause. Only the Board may fill any vacancy occurring in any office of the Corporation.

                    Section 3.     Chairman of the Board.

The Chairman of the Board shall be initially appointed in accordance with the Merger Agreement, shall preside at all meetings of the Board and of stockholders (unless the Board designates another person) and, except where by applicable law the signature of the President is required, the Chairman of the Board shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board. The Chairman of the Board shall also perform such other duties and may exercise such other powers as may from time to time be assigned by these By-Laws or by the Board.

                    Section 4.     Vice Chairmen of the Board.

The Vice Chairmen, if such are appointed by the Board, shall report and be responsible to the Chairman of the Board or, if the Board so directs, the President and Chief Executive Officer. The Vice Chairmen shall have such powers and perform such duties as from time to time may be assigned or delegated to him or her by the Board or are incident to the office of Vice Chairman. During the absence, disability, or at the request of the Chairman of the Board, a Vice Chairman shall perform the duties and exercise the powers of the Chairman of the Board. In the absence or disability of both the Vice Chairmen and the Chairman of the Board, the President or another person designated by the Board shall perform the duties and exercise the powers of the Vice Chairmen, and unless otherwise determined by the Board, the duties and powers of the Chairman.

                    Section 5.     President and Chief Executive Officer.

The President shall report and be responsible to the Board and shall be initially appointed in accordance with the Merger Agreement. The President shall be the Chief Executive Officer of the Corporation and shall have general supervision of the business of the Corporation and shall have the authority to see that all orders and resolutions of the Board are carried into effect and shall have such powers and perform such duties as from time to time may be assigned or delegated to him or her by the Board or are incident to the office of President. During the absence or disability of the Vice Chairman (if there be one so appointed), or at the request of the Chairman of the Board, the President shall perform the duties and exercise the powers of the Vice Chairman of the Board. During the absence or disability of the Chairman of the Board and the Vice Chairman, or at the request of the Chairman of the Board, the President shall perform the duties and exercise the powers of the Vice Chairman and the Chairman of the Board. In the absence or disability of the President, the person designated by the Board shall perform the duties and exercise the powers of the President, and unless otherwise determined by the Board, the duties and powers of the Vice Chairman.

                    Section 6.     Senior Executive Vice Presidents.

The Senior Executive Vice Presidents shall have such powers and perform such duties as from time to time may be prescribed for them respectively by the Board or are incident to the office of Senior Executive Vice President.

                    Section 7.     Executive Vice Presidents.

The Executive Vice Presidents shall have such powers and perform such duties as from time to time may be prescribed for them respectively by the Board or are incident to the office of Executive Vice President.

                    Section 8.     Senior Vice Presidents.

The Senior Vice Presidents shall have such powers and perform such duties as from time to time may be prescribed for them respectively by the Board or are incident to the office of Senior Vice President.

                    Section 9.     Vice Presidents.

The Vice Presidents shall have such powers and perform such duties as from time to time may be prescribed for them respectively by the Board or are incident to the office of Vice President.

                    Section 10.     Secretary.

The Secretary shall keep or cause to be kept, at the principal executive office of the Corporation or such other place as the Board may order, a book of minutes of all meetings of stockholders, the Board and its committees, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Board and committee meetings, the number of shares present or represented at stockholders’ meetings, and the proceedings thereof. The Secretary shall keep, or cause to be kept, a copy of the By-Laws of the Corporation at the principal executive office of the Corporation or such other place as the Board may order.

The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one be appointed, a stock register, or a duplicate stock register, showing the names of the stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the stockholders, and of the Board and any committees thereof required by these By-Laws or by law to be given, shall keep the seal of the Corporation in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board.

                    Section 11.     Treasurer.

The Treasurer shall have custody of the corporate funds and securities of the Corporation and shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, and shall send or cause to be sent to the stockholders of the Corporation such financial statements and reports as are required by law or these By-Laws to be sent to them.

The Treasurer shall deposit all monies and valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board, shall render to the President and the Board, whenever they request it, an account of all transactions and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board.

                    Section 12.     Other Officers.

Such other officers or assistant officers as the Board may designate shall perform such duties and have such powers as from time to time may be assigned to them by the Board. The Board may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                    Section 13.     Execution of Contracts and Other Documents.

Each officer of the Corporation may execute, affix the corporate seal and/or deliver, in the name and on behalf of the Corporation, deeds, mortgages, notes, bonds, contracts, agreements, powers of attorney, guarantees, settlements, releases, evidences of indebtedness, conveyances, or any other document or instrument which is authorized by the Board or is required to be executed in the ordinary course of business of the Corporation, except in cases where the execution, affixation of the corporate seal and/or delivery thereof shall be expressly and exclusively delegated by the Board to some other officer or agent of the Corporation.

                    Section 14.     Action with Respect to Securities of Other Corporations.

Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board or the President or any other officer or officers authorized by the Board, the Chairman of the Board or the President, and any such officer may, in the name of and on behalf of the Corporation, vote, represent and exercise on behalf of the Corporation all rights incident to any and all shares of any other corporation and take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board may, by resolution from time to time, confer like powers upon any other person or persons.

ARTICLE V

STOCK

                    Section 1.     Certificates of Stock.

The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time determine,

provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the stock of the Corporation shall be represented by uncertificated shares. Notwithstanding the adoption of such a resolution or resolutions by the Board, each stockholder shall be entitled, upon request, to a certificate certifying the number of shares owned by him or her and signed in the name of the Corporation (i) by the Chairman or Vice Chairman of the Board, the President or any Executive Vice President, Senior Vice President or Vice President and (ii) by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. Where a certificate is countersigned by (i) a transfer agent or (ii) a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar whose signature appears on the certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. Except as expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

                    Section 2.     Transfers of Stock.

Transfers of shares of capital stock of the Corporation shall be made only on the stock record of the Corporation by the holder of record thereof or by his, her or its attorney thereunto authorized by the power of attorney duly executed and filed with the Secretary of the Corporation or the transfer agent thereof, and, in the case of certificated shares, only on surrender of the certificate or certificates representing such shares, properly endorsed or accompanied by a duly executed stock transfer power. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled and issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded in the books of the Corporation. Registration of transfer of any shares shall be subject to applicable provisions of the Certificate of Incorporation and applicable law with respect to the transfer of such shares. The Board may make such additional rules and regulations as it may deem expedient concerning the issue and transfer of certificates representing shares of the capital stock of the Corporation.

                    Section 3.     Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in any other lawful action, the Board may fix, in advance, a record date in respect of such meeting, which record date shall not be more than 60 nor less than 10 days before the date of such meeting; provided, however, that if no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board adopts a resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

(b) Notwithstanding Section 3(a) of this Article V, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be as fixed by the Board or as otherwise established under this Section 3(b). Any person seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the Secretary and delivered to the Corporation, request that a record date be fixed for such purpose. The Board may fix a record date for such purpose, which shall be no more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board and shall not precede the date such resolution is adopted. If the Board fails within 10 days after the Corporation receives such notice to fix a record date for such purpose, the record date shall be the day on which the first written consent is delivered to the Corporation in the manner described in Section 3(c) below unless prior action by the Board is required under the DGCL, in which event the record date shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

(c) Every written consent purporting to take or authorizing the taking of corporate action and/or revocations (each such written consent and related revocation is referred to in this Section 3(c) as a “Consent”) shall bear the date of signature of each stockholder who signs the Consent, and no Consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated Consent delivered in the manner required by this Section 3(c), Consents signed by a sufficient number of stockholders to take such action are so delivered to the Corporation. A Consent shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery to the Corporation’s registered office, to its principal place of business or to such officer or agent shall be made by hand or by certified or registered mail, return receipt requested. In the event of the delivery to the Corporation of a Consent, the Secretary of the Corporation shall provide for the safe-keeping of such consent and shall promptly conduct such ministerial review of the sufficiency of the Consents and of the validity of the action to be taken by stockholder consent as he or she deems necessary or appropriate, including, without limitation, whether the holders of a number of shares having the requisite voting power to authorize or take the action specified in the Consent have given consent; provided, however, that if the corporate action to which the Consent relates is the removal or replacement of one or more members of the Board, the Secretary or the Corporation shall promptly designate two persons who shall not be members of the Board, to serve as inspectors with respect to such Consent and such inspectors shall discharge the functions of the Secretary of the Corporation under this Section 3(c). If the Certificate of Incorporation provides for the issuance of any class or series of stock which is convertible into any other class or series of stock, as a condition to counting the votes cast by any holder of shares at any annual or special meeting of stockholders, or in connection with any Consent of stockholders, the Board or a duly authorized committee thereof, in its discretion, may require the holder of any shares to furnish such affidavits or other proof as the Board or such committee deems necessary and advisable to determine whether such shares have been converted pursuant to the terms governing the issuance and conversion of such shares in the Certificate of Incorporation. If after such investigation the Secretary or the inspectors (as the case may be) shall determine that the Consent is valid and that the action therein specified has been validly authorized, that fact shall forthwith be certified on the records of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders, and the Consent shall be filed in such records, at which time the Consent shall become effective as stockholder action. In conducting the investigation required by this Section 3(c), the Secretary or the inspectors (as the case may be) may, at the expense of the Corporation, retain special legal counsel and any other necessary or appropriate professional advisors, and such other personnel as they may reasonably deem necessary or appropriate to assist them, and shall be fully protected in relying in good faith upon the opinion of such counsel or advisors.

                    Section 4.     Lost, Stolen or Destroyed Certificates.

The Board may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to advertise the same in such manner as the Board shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                    Section 5.     Regulations.

The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board may establish.

                    Section 6.     Record Owners.

The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

ARTICLE VI

NOTICES

                    Section 1.     Notices.

Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, except as otherwise specifically provided herein or required by law, all notices required to be given to any stockholder, Director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, recognized overnight delivery service or by sending such notice by facsimile, receipt acknowledged, or by prepaid telegram or mailgram. Any such notice shall be addressed to such stockholder, Director, officer, employee or agent at his or her last known address as the same appears on the books of the Corporation. The time when such notice is received, if hand delivered, or dispatched, if delivered through the mails or by telegram or facsimile shall be the time of the giving of the notice.

                    Section 2.     Waivers.

A written waiver of any notice, signed by a stockholder, Director, officer, employee or agent, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such stockholder, Director, officer, employee or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice of such meeting except attendance for the sole purpose of objecting to the timeliness of notice.

ARTICLE VII

MISCELLANEOUS

                    Section 1.     Facsimile Signatures.

In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these By-Laws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board or a committee thereof.

                    Section 2.     Corporate Seal.

The Board may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

                    Section 3.     Reliance upon Books, Reports and Records.

Each Director, each member of any committee designated by the Board, and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board so designated, or by any other person as to matters which such Director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

                    Section 4.     Fiscal Year.

The fiscal year of the Corporation shall be as fixed by the Board.

                    Section 5.     Time Periods.

In applying any provision of these By-Laws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

                    Section 6.     Disbursements.

All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board may from time to time designate.

ARTICLE VIII

INDEMNIFICATION

                    Section 1.     Power to Indemnify in Actions, Suits or Proceedings Other Than Those by or in the Right of the Corporation.

Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director or officer of the Corporation, or is or was a Director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

                    Section 2.     Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.

Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a Director or officer of the Corporation, or is or was a Director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                    Section 3.     Authorization of Indemnification.

Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Such determination shall be made, with respect to a person who is a Director or officer at the time of such determination, (i) by a majority vote of the Directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such Directors designated by a majority vote of such Directors, even though less than a quorum, or (iii) if there are no such Directors, or if such Directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former Directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former Director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

                    Section 4.     Good Faith Defined.

For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a Director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

                    Section 5.     Indemnification by a Court.

Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any Director or officer may apply to the Court of Chancery in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the Director or officer is proper in the circumstances because such person has met the applicable standards of conduct set forth in Section 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the Director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the Director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

                    Section 6.     Expenses Payable in Advance.

Expenses incurred by a Director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

                    Section 7.     Nonexclusively of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Section 1 or 2 of this Article VIII but whom the Corporation has the power to or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

                    Section 8.     Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director or officer of the Corporation, or is or was a Director or officer of the Corporation serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VIII.

                    Section 9.     Certain Definitions.

For purposes of this Article VIII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its Directors or officers, so that any person who is or was a Director or officer of such constituent corporation, or is or was a Director or officer of such constituent corporation serving at the request of such constituent corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a Director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such Director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VIII.

                    Section 10.     Survival of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

                    Section 11.     Limitation on Indemnification.

Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any Director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of the Corporation.

                    Section 12.     Indemnification of Employees and Agents.

The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VIII to Directors and officers of the Corporation.

ARTICLE IX

AMENDMENTS

(a) Subject to paragraph (b) of this Article IX below, and in furtherance and not in limitation of the powers conferred by law, in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law, the Certificate of Incorporation or these By-Laws, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares entitled to vote generally on matters requiring approval of stockholders, voting together as a single class, shall be authorized to adopt, alter, amend or repeal any provision of these By-Laws, and, subject to the power of the holders of capital stock of the Corporation to adopt, alter, amend or repeal the By-Laws under the DGCL, the Board is also expressly authorized to adopt, alter, amend or repeal any provision of these By-Laws.

(b) Notwithstanding any of the foregoing, (i) Article II, Sections 1, 2, 3, 12, 13, (ii) Article III, Sections 1, 3, 4, 5, (iii) Article IV, and (iv) this Article IX of these By-Laws, may only be amended, altered or repealed (x) by the affirmative vote of at least a majority of the Directors, including at least a majority of Independent Directors then serving on the Board, or (y) by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares entitled to vote generally on matters requiring approval of stockholders, voting together as a single class, but excluding such shares Beneficially Owned by Purchaser, or (z) in the event any person, together with its Affiliates, shall have acquired ownership of sixty-five percent (65%) or more of the Corporation’s Voting Securities then outstanding, pursuant to paragraph (a) of this Article IX above.

APPENDIX E:

FAIRNESS OPINIONS

Merrill Lynch Fairness Opinion Dated August 5, 2003

Corporate and Institutional

Client Group

4 World Financial Center FL 30

New York NY 10080

August 5, 2003

Board of Directors

General Motors Corporation
300 Renaissance Center
Detroit, Michigan 48265-3000

Members of the Board of Directors:

      General Motors Corporation (‘‘GM”) proposes to engage in a series of transactions involving its wholly owned subsidiary Hughes Electronics Corporation (“Hughes”), whose outstanding capital stock consists of common stock, $0.01 par value per share (the “Hughes Common Stock”), and Class B common stock, $0.01 par value per share (the “Hughes Class B Common Stock”).

      GM proposes that prior to the Split-Off Effective Time (as defined below), (1) Hughes will declare and pay to GM a special dividend consisting of $275 million in cash (the “Special Dividend”) and (2) GM and Hughes will take all actions necessary such that GM will hold, immediately prior to the Split-Off Effective Time, (i) a number of shares of Hughes Common Stock equal to the number of shares of GM Class H Common Stock, par value $0.10 per share (the “GM Class H Common Stock”), outstanding as of immediately prior to the Split-Off Effective Time (the “Outstanding Class H Shares”) and (ii) a number of shares of Hughes Class B Common Stock equal to the Split-Off Denominator minus the Outstanding Class H Shares. “Split-Off Denominator” means the denominator of the fraction described in Article Fourth, Division I, Section (a)(4) of the Amended and Restated Certificate of Incorporation of GM, as amended (the “GM Certificate of Incorporation”), as amended by the GM Charter Amendment (as defined below), determined as of immediately prior to the Split-Off Effective Time and determined as of such point in time rather than as an average with respect to any accounting period.

      Pursuant to provisions to be implemented by means of an amendment (the “GM Charter Amendment”) to the GM Certificate of Incorporation, GM will distribute to holders of outstanding shares of GM Class H Common Stock, as of immediately prior to the Split-Off Effective Time, one share of Hughes Common Stock per share of GM Class H Common Stock, and all such shares of GM Class H Common Stock will be redeemed and canceled in accordance with the terms of the GM Certificate of Incorporation, as amended by the GM Charter Amendment (the “Split-Off”, and together with the separation of Hughes from GM as contemplated by the Separation Agreement (the “Separation Agreement”) dated as of April 9, 2003 by and between GM and Hughes and the payment of the Special Dividend to GM, the “Hughes Separation Transactions”). The date and time at which the Split-Off becomes effective is referred to herein as the “Split-Off Effective Time.”

      Simultaneously with the Split-Off, GM will sell to The News Corporation Limited (“Purchaser”), or a qualified subsidiary designated by Purchaser, all of the shares of Hughes Class B Common Stock held by GM as of such time (the “Stock Sale”) for cash and, as applicable, American Depositary Receipts representing American Depositary Shares of Purchaser, each of which represents four Preferred Limited Voting Ordinary Shares of Purchaser (“Purchaser Stock”), in accordance with the terms and conditions of the Stock Purchase Agreement, dated as of April 9, 2003, and amended by Amendment No. 1 to the Stock Purchase Agreement dated as of April 25, 2003 (as amended, the “Stock Purchase Agreement”) by and among Purchaser, Hughes and GM.

      Immediately after the consummation of the Split-Off and the Stock Sale, and in accordance with the terms of an Agreement and Plan of Merger, dated as of April 9, 2003, and amended by Amendment No. 1 to the Agreement and Plan of Merger dated as of July 16, 2003 (as amended, the “Merger Agreement”) by and among Hughes, Purchaser and a wholly owned subsidiary of Purchaser (“Merger Sub”), Merger Sub will be merged with and into Hughes (the “Merger”, and together with the Hughes Separation Transactions and the Stock Sale, the “Transactions”), and Hughes will be the surviving corporation (the “Surviving Corporation”). The date and time at which the Merger becomes effective is referred to herein as the “Merger Effective Time.”

      Pursuant to the Merger, (1) each share of Hughes Class B Common Stock held by Purchaser will remain outstanding and will constitute an equal number of shares of Class B common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Class B Common Stock”), and such shares of Surviving Corporation Class B Common Stock will, immediately after the Merger Effective Time, convert into an equal number of shares of common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”), (2) all of the outstanding capital stock of Merger Sub issued and outstanding as of immediately prior to the Merger Effective Time will, in the aggregate, be converted into shares of Surviving Corporation Common Stock such that, immediately following the Merger Effective Time, Purchaser and its subsidiaries will own, including the shares described in clause (1) above, 34% of the aggregate number of shares of Surviving Corporation Common Stock and Surviving Corporation Class B Common Stock issued and outstanding immediately after the Merger Effective Time and (3) all of the shares of Hughes Common Stock issued and outstanding as of immediately prior to the Merger Effective Time and not held by Purchaser or any subsidiary of Purchaser will be converted into the right to receive (i) shares of Surviving Corporation Common Stock representing 66% of the aggregate number of shares of Surviving Corporation Common Stock and Surviving Corporation Class B Common Stock outstanding immediately after the Merger Effective Time and (ii) Purchaser Stock and/or cash, as applicable, in accordance with the terms and conditions of the Merger Agreement.

      You have advised us that GM will request a private letter ruling from the Internal Revenue Service to the effect that, and we have assumed that, the Split-Off will be treated as a tax-free distribution under Section 355 and the related provisions of the Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated thereunder.

      You have asked us whether, in our opinion, taking into account all relevant financial aspects of the Transactions taken as a whole, the consideration to be provided to GM and to the holders of the GM Class H Common Stock, as applicable, in the Transactions is fair, from a financial point of view, to the holders of the GM Common Stock, par value $1 2/3 per share (the “GM $1 2/3 Common Stock”), as a class and to the holders of the GM Class H Common Stock as a class, respectively.

      In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to GM, Hughes and Purchaser that we deemed to be relevant;

(2)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of GM and Hughes furnished to us by GM and Hughes, respectively;

(3)	Conducted discussions with members of management of GM, Hughes and Purchaser concerning the matters described in clauses 1 and 2 above, as applicable, as well as their respective businesses and prospects;

(4)	Reviewed the market prices and valuation multiples for the GM Class H Common Stock and Purchaser Stock and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Reviewed the results of operations of Hughes and Purchaser and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Participated in certain discussions and negotiations among representatives of GM, Hughes, Purchaser and their financial and legal advisors;

(7)	Reviewed the potential pro forma impact of the Transactions on the financial results, financial condition and capitalization of each of GM, Hughes and Purchaser;

(8)	Reviewed the following (including any exhibits and attachments or schedules thereto): (i) the Stock Purchase Agreement, (ii) the Separation Agreement and the ancillary separation agreements to be entered into in connection with the Split-Off as provided by the Separation Agreement and (iii) the Merger Agreement (collectively, the “Transaction Agreements”);

(9)	Reviewed the following: (i) the form of GM Charter Amendment attached as Exhibit A to the Stock Purchase Agreement and (ii) the form of Amended and Restated Certificate of Incorporation of Hughes attached as Exhibit D to the Stock Purchase Agreement (collectively, the “Amendments” and together with the Transaction Agreements, the “Transaction Documents”);

(10)	Reviewed the consent solicitation statement/prospectuses included in Amendment No. 1 to the Schedule 14A, Form S-4 Registration Statement and Form F-4 Registration Statement filed with the Securities and Exchange Commission on July 24, 2003 by GM, Hughes and Purchaser, respectively; and

(11)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

      In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of GM, Hughes or Purchaser or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of GM, Hughes or Purchaser under any state or federal laws relating to bankruptcy, or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of GM, Hughes or Purchaser. With respect to the financial forecast information furnished to or discussed with us by GM and Hughes, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of GM’s or Hughes’ management as to the expected future financial performance of GM and Hughes, as the case may be. Further, we have not taken into account the amount and timing of any potential revenue and cost savings synergies and related expenses which may result from the Transactions. We have also assumed that the actual Amendments will be substantially similar to the last forms reviewed by us.

      Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual, governmental or otherwise) for the Transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transactions. In addition, we have assumed that each of the Transactions will be consummated in a timely manner and in accordance with the terms as contemplated by the Transaction Documents. You have advised us, and we have assumed, that as a result of the GM Charter Amendment, the provisions of Article Fourth, Division I, Section (c) of the GM Certificate of Incorporation should not apply to the Transactions. We have also assumed that there will be no material adverse effect on GM, Hughes, Purchaser or the Surviving Corporation from the accounting treatment of the Transactions. You have advised us, and we have assumed, that GM will be responsible for no contingent liabilities of Hughes which are material in the aggregate as a result of the consummation of the Transactions.

      During the course of our engagement, we were asked by you to solicit indications of interest from various third parties regarding a transaction with Hughes, and we have considered the results of such solicitation in rendering our opinion.

      We have received fees for our services as financial advisor to GM in connection with the Transactions and will receive additional fees for our services that are contingent upon the consummation of certain transactions relating to Hughes. In addition, GM has agreed to indemnify us for certain liabilities arising out of our engagement. We have also, in the past, provided financial advisory and financing services to GM and its affiliates and may continue to do so and have received, and may receive, fees for rendering of such services. In addition, in the ordinary course of our business, we may actively trade shares of the GM $1 2/3 Common Stock, the GM Class H Common Stock, and other securities of GM for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

      This opinion is for the use and benefit of the Board of Directors of GM and may be used in its entirety in any proxy or consent solicitation statement/prospectus to be distributed to holders of the GM $1 2/3 Common Stock or the GM Class H Common Stock in connection with the Transactions. Our opinion does not address the merits of the underlying decision by GM or Hughes to engage in the Transactions and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Transactions or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of GM, other than the holders of the GM $1 2/3 Common Stock and the holders of the GM Class H Common Stock.

      We are not expressing any opinion herein as to the prices at which (i) the GM $1 2/3 Common Stock, the GM Class H Common Stock or Purchaser Stock will trade following the announcement or consummation of the Transactions and (ii) the Surviving Corporation Common Stock will trade following the consummation of the Transactions.

      On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, taking into account all relevant financial aspects of the Transactions taken as a whole, the consideration to be provided to GM and to the holders of the GM Class H Common Stock, as applicable, in the Transactions is fair, from a financial point of view, to the holders of the GM $1 2/3 Common Stock as a class and to the holders of the GM Class H Common Stock as a class, respectively.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

Bear Stearns Fairness Opinion Dated August 5, 2003

Bear, Stearns & Co. Inc.

383 Madison Avenue
New York, NY 10179
Tel (212) 272-2000
www.bearstearns.com

August 5, 2003

Board of Directors

General Motors Corporation
300 Renaissance Center
Detroit, Michigan 48265-3000

Ladies and Gentlemen:

We understand that General Motors Corporation (together with its subsidiaries, “GM”), Hughes Electronics Corporation (together with its subsidiaries, “Hughes”), a wholly owned subsidiary of GM, The News Corporation Limited (together with its affiliates, “News”), and GMH Merger Sub, Inc., a wholly owned subsidiary of News Publishing Australia Limited, which is a wholly owned subsidiary of News (“News Merger Sub”), have entered into various agreements pursuant to which Hughes will be Split-Off (as defined below) from GM, News will simultaneously purchase GM’s approximately 19.8% economic interest in Hughes, and subsequently News will obtain an additional approximately 14.2% of Hughes through a merger of News Merger Sub with and into Hughes.

We further understand that:

(1) GM currently owns all of the outstanding capital stock of Hughes, consisting of shares of Common Stock, par value $0.01 per share (the “Hughes Common Stock”), and Class B Common Stock, par value $0.01 per share (the “Hughes Class B Common Stock”). Prior to and as a condition of the Split-Off, Hughes will declare and pay to GM a special dividend consisting of $275 million in cash (the “Special Dividend”). Prior to the time the Split-Off becomes effective (the “Split-Off Effective Time”), GM and Hughes will take all actions necessary so that GM will hold, immediately prior to the Split-Off Effective Time, (A) a number of shares of Hughes Common Stock equal to the number of shares of GM’s Class H Common Stock, par value $0.10 per share (the “GM Class H Common Stock”), outstanding immediately prior to the Split-Off Effective Time (the “Outstanding Class H Shares”) and (B) a number of shares of Hughes Class B Common Stock equal to the Split-Off Denominator minus the Outstanding Class H Shares. “Split-Off Denominator” means the denominator of the fraction described in Article Fourth, Division I, Section (a)(4) of the Restated Certificate of Incorporation of GM, as amended (the “GM Certificate of Incorporation”), as further amended by the GM Charter Amendment (as defined below), determined as of immediately prior to the Split-Off Effective Time and determined as of such point in time rather than as an average with respect to any accounting period.

(2) Simultaneous with the Stock Sale (as defined below) and immediately prior to the Merger (as defined below), GM, pursuant to the provisions to be implemented by means of an amendment (the “GM Charter Amendment”) to the GM Certificate of Incorporation, will distribute to the holders of GM Class H Common Stock, as of immediately prior to the Split-Off Effective Time, one share of Hughes Common Stock in exchange for each outstanding share of GM Class H Common Stock held, and all of the shares of GM Class H Common Stock will be redeemed and cancelled (the “Split-Off”). The Split-Off, the Special Dividend, the GM Charter Amendment and certain other transactions contemplated by the Separation Agreement (as defined below) are collectively referred to herein as the “Hughes Separation Transactions.” The Split-Off of Hughes from GM is conditioned upon the vote for approval of matters pertaining to the Transactions (as defined below), including the GM Charter Amendment, by the holders of a majority of the outstanding shares of GM Class H Common Stock and GM Common

Stock, par value $1 2/3 per share (“GM $1 2/3 Common Stock”), each voting as a separate class and both voting together as a single class based on their respective per share voting power.

(3) Simultaneous with the Split-Off and immediately prior to the Merger, pursuant to the Stock Purchase Agreement (as defined below) GM will sell to News (or a qualified subsidiary designated by News), and News (or a qualified subsidiary designated by News) will purchase from GM, all of the Hughes Class B Common Stock held by GM as of such time for cash and, as applicable, News Stock (as defined below) in accordance with the terms and conditions of the Stock Purchase Agreement (the “Stock Sale”).

(4) Immediately following the consummation of the Split-Off and the Stock Sale, News Merger Sub will merge (the “Merger”) with and into Hughes. The separate corporate existence of News Merger Sub will cease and Hughes will be the surviving corporation (“Newco”). Pursuant to the Merger Agreement (as defined below), (A) all of the shares of Hughes Class B Common Stock purchased by News will remain outstanding and unchanged and will constitute an equal number of shares of Class B Common Stock, par value $0.01 per share, of Newco (“Newco Class B Common Stock”), and such shares of Newco Class B Common Stock will, immediately after the effectiveness of the Merger, automatically convert into an equal number of shares of Common Stock, par value $0.01 per share, of Newco (“Newco Common Stock”); (B) all of the capital stock of News Merger Sub held by News will be converted into a number of shares of Newco Common Stock which when added to the Newco Class B Common Stock held by News will equal thirty-four percent (34%) of the aggregate number of shares of Newco Common Stock and Newco Class B Common Stock outstanding immediately after the effectiveness of the Merger; and (C) all of the shares of Hughes Common Stock not held by News or any subsidiary of News will be converted into the right to receive (i) shares of Newco Common Stock representing 66% of the aggregate number of shares of Newco Common Stock and Newco Class B Common Stock outstanding immediately after the Merger becomes effective and (ii) American Depository Receipts representing American Depository Shares of News, each of which represents four Preferred Limited Voting Ordinary Shares of News (“News Stock”), and/or cash, as applicable, in accordance with the terms and conditions of the Merger Agreement.

You have provided us with a copy of each of the Transaction Agreements (as defined below) executed by GM, Hughes and the other parties to such agreements, as well as all subsequent amendments thereto. For purposes of this letter, the term “Transactions” shall mean the Hughes Separation Transactions, the Merger, and the Stock Sale.

You have asked us to render our opinion, taking into account all relevant financial aspects of the Transactions taken as a whole, whether the consideration to be provided to GM and to the holders of GM Class H Common Stock, as applicable, in the Transactions is fair, from a financial point of view, to the holders of GM $1 2/3 Common Stock as a class and to the holders of GM Class H Common Stock as a class, respectively.

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed executed copies (including any exhibits thereto) of: the Stock Purchase Agreement dated as of April 9, 2003 by and among GM, Hughes and News (as amended on April 25, 2003, the “Stock Purchase Agreement”); the Separation Agreement dated as of April 9, 2003 by and between GM and Hughes (the “Separation Agreement”); the Agreement and Plan of Merger dated as of April 9, 2003 by and among Hughes, News and News Merger Sub (as amended on July 16, 2003, the “Merger Agreement”); the form of GM Charter Amendment attached as Exhibit A to the Stock Purchase Agreement; and the form of Amended and Restated Certificate of Incorporation of Hughes attached as Exhibit D to the Stock Purchase Agreement (collectively, the “Transaction Agreements”);

•	reviewed GM’s Charter and By-Laws, each as of the date hereof, GM’s Annual Reports to Shareholders for the years ended December 31, 2000 through 2002, its Annual Reports on Form 10-K for the years ended December 31, 2000 through 2002, its Quarterly Report on Form 10-Q for the period ended March 31, 2003, its press release for the period ending June 30, 2003 including preliminary financial results for the three and six month periods ending June 30, 2003, and its Reports on Form 8-K for the three years ended the date hereof;

•	reviewed Hughes’ Charter and By-Laws, each as of the date hereof, Hughes’ Annual Reports to Shareholders for the years ended December 31, 2000 through 2002, its Annual Reports on Form 10-K for the years ended December 31, 2000 through 2002, its Quarterly Report on Form 10-Q for the period ended March 31, 2003, its press release for the period ending June 30, 2003 including preliminary financial results for the three and six month periods ending June 30, 2003, and its Reports on Form 8-K for the three years ended the date hereof;

•	reviewed PanAmSat Corporation’s (“PanAmSat”) Annual Reports to Shareholders for the years ended December 31, 2000 through 2002, its Annual Reports on Form 10-K for the years ended December 31, 2000 through 2002, its Quarterly Report on Form 10-Q for the period ended March 31, 2003, its press release for the period ending June 30, 2003 including preliminary financial results for the three and six month periods ending June 30, 2003, and its Reports on Form 8-K for the three years ended the date hereof;

•	reviewed News’ Annual Reports to Shareholders and Annual Reports on Form 20-F and Form 20-F/ A for the fiscal years ended June 30, 2000 through 2002 and its Report on Form 6-K for the period ended March 31, 2003;

•	reviewed the consent solicitation statement/prospectuses included in Amendment No. 1 to the Schedule 14A, Form S-4 Registration Statement and Form F-4 Registration Statement filed with the Securities and Exchange Commission on July 24, 2003 by GM, Hughes and News, respectively.

•	reviewed certain operating and financial information for the five years ended 2007, provided to us by management of Hughes and its related affiliates relating to their respective businesses and business prospects;

•	reviewed certain operating and financial information provided to us by management of News relating to its respective businesses and business prospects;

•	discussed with management of GM and Hughes the current business landscape related to Hughes’ businesses and the competitive environment of the media and satellite communications sectors and the strategic benefits of pursuing the Transactions and discussed with management of News the businesses, competitive environment and prospects of News;

•	performed sum-of-the parts valuation analysis of Hughes based upon, among other things:

•	historical prices, trading multiples and trading volumes of the common shares of Hughes and PanAmSat;

•	financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Hughes’ significant businesses (DirecTV, DirecTV Latin America, PanAmSat and Hughes Network Systems entities (“HNS”)); and

•	discounted cash flow analyses based on the projections furnished to us by Hughes of Hughes’ significant businesses (DirecTV, DirecTV Latin America, PanAmSat and certain cash flow components of HNS);

•	reviewed the historical prices, trading multiples and trading volumes of the ADRs, Preferred Stock and Ordinary Shares of News;

•	reviewed financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to News;

•	reviewed the pro forma financial results, financial condition and capitalization of GM, Hughes and News after giving effect to the Transactions; and

•	conducted such other studies, analyses, inquiries and investigations as we have deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation, the projections provided to us by GM and Hughes. With respect to the financial forecast information furnished to or discussed with us by GM and Hughes, we have assumed that such information has been reasonably prepared and reflect the best currently available estimates of the senior managements of GM and Hughes, as to the expected future financial performance of GM and Hughes, as the case may be. Further, we have not taken into account the amount and timing of any potential revenue and cost savings synergies and related expenses which may result from the Transactions. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior managements of GM and Hughes that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of GM, Hughes, News, News Merger Sub or Newco, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors of GM to solicit indications of interest from various third parties regarding a transaction with Hughes, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Split-Off will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code. You have advised us, and we have assumed, that as a result of the GM Charter Amendment, Article Fourth, Division I, Section (c) of the GM Restated Certificate of Incorporation will not apply to the Transactions. We have assumed that the Transactions will be consummated in a timely manner and in accordance with the terms of the applicable agreements without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on GM, Hughes, News, News Merger Sub or Newco. We have further assumed that there will be no material adverse effect on GM, Hughes, News or Newco resulting from the accounting treatment of the Transactions. We have also assumed, that there will be no material adverse effect on GM resulting from any payments made by GM with respect to certain contingent liabilities of Hughes.

We do not express any opinion as to the price or range of prices at which the shares of GM $1 2/3 Common Stock, GM Class H Common Stock or News Stock may trade subsequent to the announcement of the Transactions, nor do we express any opinion as to the price or range of prices at which the shares of Newco Common Stock, GM $1 2/3 Common Stock or News Stock may trade subsequent to consummation of the Transactions.

We have acted as a financial advisor to GM in connection with the Transactions and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transactions. Bear Stearns has been previously engaged by GM, affiliates of GM and News to provide certain investment banking and financial advisory services for which we received customary fees. Bear Stearns is presently engaged as a financial advisor to News in respect of matters unrelated to the Transactions. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of GM, Hughes, News or their respective public affiliates for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is intended for the benefit and use of the Board of Directors of GM in connection with their consideration of the Transactions and does not constitute a recommendation to the Board of Directors of GM or any holders of GM $1 2/3 Common Stock or GM Class H Common Stock as to how to vote in connection with the Transactions. This opinion does not address GM’s or Hughes’ underlying business decisions to pursue the Transactions, the relative merits of the Transactions as compared to any alternative business strategies or transactions that might exist for GM or Hughes or the effects of any other transaction in which GM or Hughes might engage. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy or consent solicitation statement/prospectus to be distributed to the holders of GM $1 2/3 Common Stock or GM Class H Common Stock in connection with the Transactions. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, and taking into account all relevant financial aspects of the Transactions taken as a whole, the consideration to be provided to GM and to the holders of GM Class H Common Stock, as applicable, in the Transactions is fair, from a financial point of view, to the holders of GM $1 2/3 Common Stock as a class and to the holders of GM Class H Common Stock as a class, respectively.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/s/ MARK A. VAN LITH

Senior Managing Director

Credit Suisse First Boston Fairness Opinion Dated August 5, 2003

CREDIT SUISSE FIRST BOSTON LLC

Eleven Madison Avenue Telephone 212 325 2000
New York, NY 10010-3629

August 5, 2003

Board of Directors

Hughes Electronics Corporation
200 N. Sepulveda Boulevard
El Segundo, California 90245

Board of Directors

General Motors Corporation
300 Renaissance Center
Detroit, Michigan 48265

Members of the Boards:

You have asked us to provide you with our opinion with respect to the fairness, from a financial point of view, to the holders of Common Stock, par value $0.01 per share (“Hughes Common Stock”), of Hughes Electronics Corporation (“Hughes”) immediately prior to the Merger (as defined below), of the Merger Consideration (as defined below) to be received by such holders in the Merger.

The Merger Agreement (as defined below) provides, among other things, for the merger (the “Merger”) of GMH Merger Sub, Inc. (“Merger Sub”), an indirect wholly owned subsidiary of The News Corporation Limited (“Purchaser”), with and into Hughes, with Hughes as the surviving corporation (the “Surviving Corporation”). Pursuant to the Merger: (x) the issued and outstanding shares of Class B common stock, par value $0.01 per share (“Hughes Class B Common Stock”) of Hughes, will remain outstanding as shares of Class B common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Class B Common Stock”); (y) the issued and outstanding shares of capital stock of Merger Sub will be converted into a number of shares of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”); and (z) each issued and outstanding share of Hughes Common Stock (other than shares of Hughes Common Stock held by Purchaser or any subsidiary of Purchaser) will be converted into (1) a number of shares of Surviving Corporation Common Stock (the “Public Interest”), and (2) a number of American Depositary Shares (the “Purchaser Share Consideration”), each representing the right to receive four Preferred Limited Voting Ordinary Shares of Purchaser (“Purchaser ADSs”), equal to the product of (i) $14 divided by the Adjusted Purchaser Stock Price (as defined in the Merger Agreement) and (ii) the Purchaser Fraction (as defined in the Merger Agreement); provided, however, that if the 20-Day Average Purchaser Stock Price (as defined in the Merger Agreement) is $17.92 or below, the Purchaser Share Consideration shall be the product of 0.78125 and the Purchaser Fraction and if the 20-Day Average Purchaser Stock Price is $26.88 or above, the Purchaser Share Consideration shall be the product of 0.52083 and the Purchaser Fraction, and, provided further, that Purchaser may elect to pay an amount in cash determined in accordance with the terms of the Merger Agreement in lieu of all or part of the Purchaser Share Consideration (the “Cash Consideration” and, collectively with the Public Interest and the Purchaser Share Consideration, as applicable, the “Merger Consideration”). We understand that upon the terms and subject to the conditions set forth in the Stock Purchase Agreement (as defined below), in the event the 20-Day Average Purchaser Stock Price is less than $14.08, General Motors Corporation (“GM”) shall have the right to cause the Merger Agreement to be terminated unless Purchaser elects to increase the Purchaser Share Consideration or the Cash Consideration, as applicable, in accordance with terms of the Merger Agreement. In accordance with the Certificate of Incorporation of the Surviving Corporation, immediately following the consummation of the Merger all outstanding shares of Surviving Corporation Class B Common Stock will be converted into an equal number of shares of Surviving Corporation Common Stock (the “Class B Conversion”). We understand and have assumed that, immediately following the consummation of the Merger and the Class B Conversion, the shares of Surviving Corporation Common Stock issued to the holders of Hughes Common Stock immediately prior to the Merger (other than Purchaser and any subsidiary of the Purchaser) will represent 66% of the issued and outstanding shares of Surviving Corporation Common Stock, the only outstanding class of capital stock of the Surviving Corporation.

You have advised us that prior to and as a condition of the Split-Off (as defined below), Hughes will declare and pay GM a $275 million special cash dividend (the “Special Dividend”). Immediately prior to the time the Split-Off becomes effective (the “Split-Off Effective Time”), GM and Hughes will take all actions necessary so that GM will hold, immediately prior of the Split-Off Effective Time, (1) a number of shares of Hughes Common Stock equal to the number of shares of Class H Common Stock of GM (“GM Class H Common Stock”) outstanding as of the Split-Off Effective Time and (2) a number of shares of Hughes Class B Common Stock determined in accordance with the Transaction Agreements (as defined below).

You have also advised us that immediately prior to the Merger: (i) GM will, pursuant to provisions to be implemented by means of an amendment to GM’s Certificate of Incorporation, redeem all of the issued and outstanding shares of GM Class H Common Stock, which will thereupon be cancelled, in exchange for all of the issued and outstanding shares of Hughes Common Stock, and shall otherwise separate the business and operations of Hughes from GM (the “Split-Off”), and (ii) simultaneously with and as a condition to the Split-Off, GM will, upon the terms and subject to the conditions set forth in the Stock Purchase Agreement, sell to Purchaser (or a subsidiary of Purchaser) all of the issued and outstanding shares of Hughes Class B Common Stock for Purchaser ADSs and, as applicable, cash in accordance with the terms and conditions of the Stock Purchase Agreement (the “GM Stock Sale” and, collectively with the Special Dividend and the Split-Off, the “GM Transactions”).

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to Hughes and Purchaser, as well as (i) the Agreement and Plan of Merger dated as of April 9, 2003, by and between Hughes, Purchaser and Merger Sub and Amendment No. 1 thereto dated as of July 16, 2003 (the “Merger Agreement”), (ii) the Separation Agreement dated as of April 9, 2003, between GM and Hughes, (iii) the Stock Purchase Agreement dated as of April 9, 2003, between GM, Hughes and Purchaser with respect to the Stock Sale and Amendment No. 1 thereto dated as of April 25, 2003 (the “Stock Purchase Agreement”), (iv) the certificate of incorporation of GM as in effect on the date hereof and a form of an amendment to such certificate for purposes of implementing the Split-Off, (v) certain related documents ((i) through (v) collectively, the “Transaction Agreements”), and (vi) the consent solicitation statement/prospectuses included in Amendment No. 1 to the Schedule 14A of GM, the Form S-4 of Hughes and the Form F-4 of Purchaser filed with the Securities and Exchange Commission on July 24, 2003 by GM, Hughes and Purchaser. We have also reviewed certain other information, including financial forecasts and estimates (the “Financial Forecasts”), prepared by or discussed with Hughes and Purchaser, and have discussed with members of the managements of Hughes and Purchaser the business and prospects of Hughes and Purchaser. We have also considered certain financial data of Hughes and Purchaser and certain stock market data relating to shares of GM Class H Common Stock and Purchaser ADSs and have compared those data with similar data for publicly held companies in businesses similar to Hughes and Purchaser. We have considered the financial terms of certain business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the Financial Forecasts (i) we have been advised by Hughes’ management, and have assumed, that the Financial Forecasts with respect to Hughes have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Hughes’ management as to the future financial performance of Hughes, and (ii) we have been advised by Purchaser’s management, and with your consent have assumed, that the publicly available Financial Forecasts with respect to Purchaser reviewed by us and discussed with Purchaser’s management represent reasonable estimates with respect to the future financial performance of

Purchaser. For purposes of our analyses, we have been advised and have assumed that (i) the GM Transactions, the Merger and the Class B Conversion will be consummated or effected in accordance with the terms of the Transaction Agreements, without waiver, amendment or modification of any material representation, warranty, covenant, condition or other agreement contained therein, (ii) in the course of obtaining any necessary regulatory or third party approvals for such transactions, no delay, condition or restriction will be imposed that will have an adverse effect on the contemplated benefits of such transactions to Hughes and Purchaser and (iii) neither the consummation of the GM Transactions, the Merger or the Class B Conversion nor the existence or occurrence of any past or future events and circumstances will have an adverse effect on the contemplated tax treatment of any such transactions. We have also given effect to the Class B Conversion.

We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets and liabilities (contingent or otherwise) of Hughes or Purchaser, nor have we been furnished with any such evaluation or appraisal. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of the shares of Hughes Common Stock, Surviving Corporation Common Stock, or Purchaser ADSs or the prices at which such shares will trade at any time.

We have acted as financial advisor to Hughes in connection with the Merger and certain related matters and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We and our affiliates have in the past provided, and/or may in the future provide, investment banking and financial services to Hughes, GM, Purchaser and/or certain of their affiliates for which services we have received, and expect to receive, compensation. We have not advised GM in connection with the GM Transactions or the Merger other than by providing this opinion to the Board of Directors of GM, in consideration of which GM has agreed to indemnify us and certain related persons for losses arising in connection with or as a result of this opinion and related matters. Furthermore, in the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of Hughes, GM, Purchaser and/or certain of their affiliates for our and our affiliates’ accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is addressed and delivered to the Boards of Directors of Hughes and GM in connection with their consideration of the Merger and does not constitute a recommendation with respect to how any stockholder of Hughes or GM should vote or act on any matter relating to the GM Transactions. Our opinion does not address the underlying business decisions of Hughes and GM to effect the GM Transactions or the Merger or the merits of any such transactions as opposed to alternative business strategies and transactions that might be available to Hughes and GM. As indicated above, for purposes of our analyses, we took into account the terms of the GM Transactions. However, our opinion only addresses the fairness, from a financial point of view, of the Merger Consideration to be received in the Merger by the holders of Hughes Common Stock (other than Purchaser and its affiliates) as of immediately prior to the Merger (whom we understand will consist entirely of holders of GM Class H Common Stock immediately prior to the Split-Off). Our opinion does not address the fairness of any aspect of the GM Transactions or any other related or unrelated transaction or agreement or the likelihood of their consummation. In particular, our opinion does not address the fairness of the consideration to be received, directly or indirectly, by, or as between, the holders of GM Class H Common Stock, GM and the holders of GM $1 2/3 Common Stock pursuant to or as a result of the GM Transactions. In that regard, you have advised us that GM’s financial advisors have provided the Board of Directors of GM with their opinion with respect to the fairness, from a financial point of view, to the holders of the GM $1 2/3 Common Stock as a class and the holders of the GM Class H Common Stock as a class of the consideration to be provided to GM and to the holders of the GM Class H Common Stock, as applicable, in the GM Transactions and the Merger, taking into account all relevant financial aspects of the GM Transactions and the Merger, taken as a whole.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof and based on current market conditions, the Merger Consideration to be received by holders of Hughes Common Stock in the Merger is fair, from a financial point of view, to the holders of Hughes Common Stock (other than Purchaser and its affiliates) as of immediately prior to the Merger.

Very truly yours,

CREDIT SUISSE FIRST BOSTON LLC

By:	/s/ CHRISTOPHER LAWRENCE

Christopher Lawrence

Vice Chairman

Goldman Sachs Fairness Opinion Dated August 5, 2003

Goldman, Sachs & Co. / 85 Broad Street / New York, New York 10004

Tel. 212-902-1000

PERSONAL AND CONFIDENTIAL

August 5, 2003

Board of Directors

Hughes Electronics Corporation
200 N. Sepulveda Boulevard
El Segundo, CA 90245

Board of Directors

General Motors Corporation
300 Renaissance Center
Detroit, MI 48265

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the Common Stock, par value $0.01 per share (“Hughes Common Stock”), of Hughes Electronics Corporation, a Delaware corporation (“Hughes”), immediately prior to the Merger (as defined below), of the Merger Consideration (as defined below) pursuant to the Agreement and Plan of Merger, dated as of April 9, 2003, as amended as of July 16, 2003 (the “Merger Agreement”), by and among Hughes, The News Corporation Limited, an Australian corporation (“News Corp”), and GMH Merger Sub, Inc., a Delaware corporation and indirect wholly owned subsidiary of News Corp (“News Corp Merger Sub”). Undefined capitalized terms used herein shall have the meanings assigned to them in the Merger Agreement. Pursuant to the Merger Agreement, News Corp Merger Sub will merge (the “Merger”) with and into Hughes, with Hughes as the surviving corporation (the “Surviving Corporation”) in the Merger, and, pursuant to the Merger, (i) each issued and outstanding share of Class B Common Stock, par value $0.01 per share (“Hughes Class B Common Stock”), of Hughes will remain outstanding as shares of Class B Common Stock, par value $0.01 per share (“Surviving Corporation Class B Common Stock”), of the Surviving Corporation and will, immediately after the Merger Effective Time, convert into an equal number of shares of Common Stock, par value $0.01 per share (“Surviving Corporation Common Stock”), of the Surviving Corporation such that no shares of Surviving Corporation Class B Common Stock will thereafter be outstanding (the “Class B Conversion”), (ii) each issued and outstanding share of capital stock of News Corp Merger Sub will be converted into shares of Surviving Corporation Common Stock, such that immediately following the Merger Effective Time and the Class B Conversion, News Corp will own, including the shares described in (i) above, 34% of the issued and outstanding shares of Surviving Corporation Common Stock, and (iii) each issued and outstanding share of Hughes Common Stock (other than shares held by News Corp or any subsidiary of News Corp) will be converted into (x) a fraction of a share of Surviving Corporation Common Stock, such that immediately following the Merger Effective Time and the Class B Conversion, the holders of Hughes Common Stock immediately prior to the Merger will own 66% of the issued and outstanding shares of Surviving Corporation Common Stock, and (y) a number of American Depositary Shares of News Corp (“News Corp Preferred ADSs”), each of which represents four Preferred Limited Voting Ordinary Shares of News Corp (“News Corp Preferred Shares”), equal to the product of (1) the Purchaser Fraction and (2) $14.00 divided by the Adjusted Purchaser Stock Price (subject to the first two provisos below, the “Exchange Ratio”); provided, however, that (A) if such Adjusted Purchaser Stock Price is equal to or greater than $26.88, then such Adjusted Purchaser Stock Price shall be deemed to be equal to $26.88 and (B) if such Adjusted Purchaser

Stock Price is equal to or less than $17.92, then such Adjusted Purchaser Stock Price shall be deemed to equal $17.92; provided further that if the 20-Day Average Purchaser Stock Price (measured as of the date of determination rather than the Closing Date) is less than $14.08 at any time between April 9, 2003 and the Closing Date and the appropriate notices are given by General Motors Corporation (“GM”) and News Corp, then the Exchange Ratio will be the greater of (A) the Exchange Ratio without giving effect to this proviso and (B) the quotient resulting from dividing (i) $11.00 by (ii) the 20-Day Average Purchaser Stock Price; and provided further, that at the election of News Corp, News Corp may elect to pay an amount in cash in lieu of all or a portion of the News Corp Preferred ADSs, all in accordance with the terms and conditions, and subject to certain rights and limitations, set forth and as more fully described in the Merger Agreement (the consideration in (x) and (y) are, collectively, the “Merger Consideration”).

You have informed us that prior to the Merger Effective Time, among other things:

(a) Prior to and as a condition of the Split-Off (as defined below), Hughes will declare and pay to GM a special dividend consisting of $275 million in cash (the “Special Dividend”). Prior to the time the Split-Off becomes effective (the “Split-Off Effective Time”), GM and Hughes will take all actions necessary so that GM will hold, immediately prior to the Split-Off Effective Time, (1) a number of shares of Hughes Common Stock (which shares of Hughes Common Stock will be distributed to the holders of Class H Common Stock, par value $0.10 per share (“GM Class H Common Stock”) of GM, in the Split-Off described below) equal to the number of shares of GM Class H Common Stock outstanding as of immediately prior to the Split-Off Effective Time and (2) a number of shares of Hughes Class B Common Stock determined in accordance with the Stock Purchase Agreement (as defined below), the GM Charter Amendment (as defined below) and the GM Certificate of Incorporation (as defined below). Pursuant to and as more fully described in the Stock Purchase Agreement, dated as of April 9, 2003, as amended as of April 25, 2003 (the “Stock Purchase Agreement”), by and among News Corp, Hughes and GM, by means of an amendment (the “GM Charter Amendment”) of the Restated Certificate of Incorporation of GM (the “GM Certificate of Incorporation”), GM will distribute to the holders of record of GM Class H Common Stock as of immediately prior to the Split-Off Effective Time shares of Hughes Common Stock in exchange for all of the outstanding shares of GM Class H Common Stock (on a share-for-share basis) in accordance with the GM Certificate of Incorporation, as amended pursuant to the GM Charter Amendment, and the GM Class H Common Stock will then be redeemed and cancelled (the “Split-Off”). GM and Hughes will consummate the business separation of Hughes from GM pursuant to the Separation Agreement (the “Separation,” and together with the Split-Off and Special Dividend, the “Hughes Separation Transactions”); and

(b) Pursuant to the Stock Purchase Agreement and simultaneously with the Split-Off, GM will sell to News Corp and News Corp shall purchase from GM all of GM’s shares of Hughes Class B Common Stock held as of immediately prior to the Split-Off for a purchase price of (i) $14.00 per share in cash for 80% of the shares of Hughes Class B Common Stock purchased by News Corp, and (ii) shares of News Corp Preferred ADSs based on the Exchange Ratio described above for 20% of the shares of Hughes Class B Common Stock purchased by News Corp; provided, however, that at the election of News Corp, News Corp may elect to pay an amount in cash in lieu of all or a portion of the News Corp Preferred ADSs, all in accordance with the terms and conditions, and subject to certain rights and limitations, set forth and as more fully described in the Stock Purchase Agreement (the “Stock Sale”).

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. We are familiar with Hughes and GM having provided certain investment banking services to Hughes and GM from time to time (and are currently providing investment banking services to GM), including (i) having acted as financial advisor to Hughes in its purchase of an equity interest in THOMSON multimedia S.A. (“THOMSON”) in December 1998; (ii) having acted as underwriter with respect to the initial public offering of 100 million shares of Common Stock of Delphi Automotive Systems Corporation, a wholly owned subsidiary of GM at the time of such offering (“Delphi”), in February 1999; (iii) having acted as financial advisor to Hughes in connection with its acquisition of the medium power direct broadcast satellite business of PRIMESTAR Inc. in April 1999;

(iv) having acted as underwriter in connection with the Delphi offering of aggregate principal amount $500 million of 6.15% Notes due May 2004, of aggregate principal amount $500 million of 6.50% Notes due May 2009, and of aggregate principal amount $500 million of 7.125% Notes due May 2029 in April 1999; (v) having acted as underwriter with respect to certain GMAC mortgage securitizations of aggregate principal amount $1 billion in June 1998, aggregate principal amount $1.362 billion in February 1999, aggregate principal amount $1.0 billion in June 1999 and aggregate principal amount $1.150 billion in October 1999; (vi) having acted as agent with respect to the Delphi stock repurchase program in May 2000; (vii) having acted as bookrunner and placement agent in connection with the DIRECTV Enterprises, Inc., a wholly owned subsidiary of Hughes (“DIRECTV Enterprises”), offering of 4.1 million ordinary shares of THOMSON in August 2001 and the DIRECTV Enterprises offering of 8.8 million ordinary shares of THOMSON in August 2002; (viii) having acted as bookrunner in connection with the GM Nova Scotia Finance Company offering of aggregate principal amount $750 million of 6.85% Notes due October 2008 in October 2001; (ix) having acted as underwriter in connection with the GM offering of aggregate principal amount $1.15 billion 4.5% Series A Convertible Senior Debentures due 2032 and the GM offering of aggregate principal amount $2.6 billion 5.25% Series B Convertible Senior Debentures due 2032 in March 2002; (x) having acted as agent in connection with various medium term notes issues for affiliates of GMAC during the past three years; (xi) having acted as financial advisor to Hughes in connection with its proposed merger transaction with Echostar Communications Corporation which was terminated prior to consummation; (xii) having acted as bookrunner in connection with the offering by DIRECTV Holdings LLC, a wholly owned subsidiary of Hughes (“DIRECTV Holdings”), of aggregate principal amount $1.4 billion 8 3/8% Notes due March 2013 in February 2003; (xiii) having acted as financial advisor to GM in its sale of its defense business to General Dynamics Corporation, which transaction closed in March 2003; (xiv) having acted as documentation agent for DIRECTV Holdings for $1.675 billion of senior secured credit facilities in March 2003; and (xv) having acted as a joint bookrunner in connection with the GM offering of aggregate principal amount of approximately $6.25 billion of debt securities and $4.3 billion of convertible debt securities in June 2003. In addition, we have acted as financial advisor to Hughes in connection with, and have participated in certain of the negotiations leading to, the definitive agreements relating to the Merger and certain related transactions. We also have provided (and are currently providing) investment banking services to News Corp and its affiliates, including (i) having acted as joint bookrunning underwriter in connection with the public offering of 19.06 million shares of Common Stock, par value £0.5 per share (“BSkyB Common Stock”), of British Sky Broadcasting (“BSkyB”) (News Corp currently owns approximately 36% of the equity of BSkyB) in March 2000; (ii) having acted as financial advisor to BSkyB in connection with its acquisition of a 24% equity stake in KirchPayTV GmbH (Kirch Gruppe) announced in May 2000 and its acquisition of Sports Internet Group Plc announced in September 2000; (iii) having acted as bookrunner with respect to certain block trades of BSkyB Common Stock in August 2000; and (iv) having acted as bookrunner with respect to certain block trades of Fox Entertainment Group, Inc. Class A Common Stock in November 2002. John Thornton, former President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc., is a member of the Board of Directors of BSkyB and is expected to be a member of the Board of Directors of the Surviving Corporation. Goldman, Sachs & Co. may provide investment banking and advisory services to GM, Hughes, News Corp and their respective affiliates in the future. Goldman, Sachs & Co. provides a full range of financial, financing and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Hughes (after the Split-Off), GM, News Corp or their respective affiliates for its own account or the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Merger Agreement; the Separation Agreement; the Stock Purchase Agreement; the GM Charter Amendment; the GM Certificate of Incorporation; the Amended and Restated Certificate of Incorporation of Hughes; the Amended and Restated Bylaws of Hughes; Annual Reports to the stockholders and Annual Reports on Form 10-K of GM for the five years ended December 31, 2002; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of GM; Annual Reports on Form 10-K of Hughes for the four years ended December 31, 2002; certain Quarterly Reports on Form 10-Q of Hughes; Annual Reports to stockholders and Reports on Form 20-F of News Corp for the five years ended June 30, 2002; certain interim reports to stockholders of News Corp; certain other communications from GM and News Corp to their respective stockholders; the prospectuses/consent solicitation statement included in Amendment No. 1 to the Form S-4 Registration Statement, Schedule 14A and Form F-4 Registration Statement filed with the Securities and Exchange Commission on July 24, 2003 by Hughes, GM and News Corp, respectively, and certain internal financial analyses and forecasts for Hughes prepared by its management. We also have held discussions with members of the senior management of Hughes and News Corp regarding their assessment of the past and current business operations, financial condition, and future prospects of their respective companies and of the strategic rationale for, and potential benefits of, the Merger and related transactions. In addition, we have reviewed the reported price and trading activity for the shares of GM Class H Common Stock, ordinary shares of News Corp, News Corp Preferred Shares, American Depositary Shares representing ordinary shares of News Corp, and News Corp Preferred ADSs; compared certain financial information for Hughes and News Corp with similar information for certain other companies the securities of which are publicly traded; compared certain stock market information for Hughes and News Corp with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the communications, direct-to-home satellite broadcast and media industries specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us and have assumed the accuracy and completeness thereof for purposes of this opinion. In that regard, we have assumed, with your consent, that the internal financial forecasts prepared by the management of Hughes have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Hughes. With respect to the expected future performance of News Corp, with your consent, we did not receive internal analyses and forecasts from News Corp, and, as a result, our review was generally limited to discussions with senior management of News Corp, including discussions regarding certain research analysts’ earnings estimates of News Corp and with respect to such research analysts’ earnings estimates, News Corp senior management advised us that they represent reasonable estimates with respect to the future financial performance of News Corp. We also have assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Merger Agreement will be obtained without any adverse effect on Hughes, GM or News Corp. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance sheet assets and liabilities) of Hughes or News Corp or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Boards of Directors of GM and Hughes in connection with their consideration of the Merger and certain related transactions and such opinion does not constitute a recommendation as to how any holder of GM Class H Common Stock or Common Stock, par value $1 2/3 per share (“GM $1 2/3 Common Stock”), of GM should vote with respect to the Merger, the Special Dividend, the Hughes Separation Transactions, the Stock Sale or any related matters.

You have informed us that the Boards of Directors of GM and Hughes are considering the Merger in the context of the Hughes Separation Transactions, the Stock Sale and certain related transactions. For purposes of our analyses, we have been advised and have assumed that the Hughes Separation Transactions, the Stock Sale, the Class B Conversion and certain related transactions will be completed as contemplated by the Merger Agreement, the Separation Agreement, the Stock Purchase Agreement and certain related agreements contemplated thereby (including with respect to the tax treatment of each of such transactions), and we took into account the terms of such transactions, among other things, in our analyses. However, we express no opinion whatsoever concerning any aspect of the Hughes Separation Transactions, the Stock Sale and related transactions or the likelihood of their consummation. In particular, we are not opining as to the fairness of any aspect of the Hughes Separation Transactions, the Stock Sale or related transactions or as to the fairness to, or as between, each of GM and the holders of the GM Class H Common Stock, respectively, of the consideration to be provided to GM and to the holders of the GM Class H Common Stock in the Hughes Separation Transactions, the Stock Sale or related transactions. Furthermore, you have advised us that GM expects to receive from other financial advisors opinions as to the fairness from a financial point of view to each of the holders of the GM $1 2/3 Common Stock as a class and the GM Class H Common Stock as a class of the consideration to be provided to GM and to the holders of the GM Class H Common Stock, as applicable, in the Hughes Separation Transactions, the Stock Sale and the Merger. Our opinion necessarily is based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion is directed only to the fairness from a financial point of view of the Merger Consideration, and as such does not in any respect address GM’s or Hughes’ underlying business decision to effect the Merger, the Hughes Separation Transactions, the Stock Sale or any related transactions. We also express no opinion herein as to the prices at which the shares of Surviving Corporation Common Stock may trade if and when they trade publicly (or the prices at which the News Corp Preferred ADSs may trade following the execution of the Merger Agreement or upon issuance in the Merger). In addition, we express no opinion as to the relative merits of the Merger and alternative potential transactions.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof and based on current market conditions the Merger Consideration is fair from a financial point of view to the holders of Hughes Common Stock (other than News Corp and its affiliates, if holders of such shares) immediately prior to the Merger.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

(GOLDMAN, SACHS & CO.)

GM $1 2/3 PAR VALUE COMMON STOCKHOLDERS

AND GM CLASS H COMMON STOCKHOLDERS
ARE URGED TO COMPLETE AND RETURN THEIR
CONSENT CARDS AS SOON AS POSSIBLE

      For the transactions to occur, GM $1 2/3 par value common stockholders and GM Class H common stockholders, voting separately as classes and voting together as a single class based on their respective per share voting power, must approve proposals 1 through 5 relating to the transactions described in this document. If GM $1 2/3 par value common stockholders and GM Class H common stockholders do not complete, date, sign and return the enclosed consent card, it has the same effect as voting against the transactions, except with respect to shares of GM common stock held in certain employee savings plans as described in greater detail in this document.

      If you have any questions about the transactions, how to complete and submit your consent card or if you would like to request additional copies of this document, contact the GM solicitation agent as follows:

Morrow & Co., Inc.

445 Park Avenue
5th Floor
New York, New York 10022
(800) 206-5879 (Toll-Free) for calls in the United States, Canada and Mexico
(877) 807-8895 (Collect) for calls outside the United States, Canada and Mexico

Printed on Recycled paper.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers of Hughes

Delaware General Corporation Law

      Under Section 145 of the Delaware General Corporation Law, Hughes is empowered to indemnify its directors and officers in the circumstances therein provided. Certain portions of Section 145 are summarized below:

      Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

      Section 145(b) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

      Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 145(a) and (b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

      Section 145(d) of the Delaware General Corporation Law provides that any indemnification under Section 145(a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

      Section 145(e) of the Delaware General Corporation Law provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

      Section 145(f) of the Delaware General Corporation Law provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

      Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s capacity as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

Certificate of Incorporation and Bylaws

      The new Hughes certificate of incorporation will provide that, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of Hughes shall be personally liable to Hughes or its stockholders for monetary damages for any breach of fiduciary duty as a director.

      The new Hughes bylaws will provide that Hughes shall indemnify, to the fullest extent permitted by the Delaware General Corporation Law, each person who is or was a party to or subject to, or is threatened to be made a party to or to be the subject of, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that he or she is or was a director or officer of Hughes, is or was serving at the request of Hughes as a director or officer of, or employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (an “Indemnitee”) against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if such Indemnitee acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the interests of Hughes, and with respect to criminal proceedings, had no reasonable cause to believe such conduct was unlawful. However, in an action by or in the right of Hughes, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Hughes unless, and then only to the extent that, the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity against such expenses or amounts paid in settlement as the Court of Chancery of Delaware or such other court shall deem proper. However, Hughes shall not be required to indemnify an Indemnitee against expenses incurred in connection with a proceeding (or part thereof) initiated by the Indemnitee unless such proceeding (or part thereof) was authorized or consented to by the Hughes board of directors.

      The new Hughes bylaws will also provide that, subject to the last sentence of the immediately preceding paragraph, Hughes shall, in advance of the final disposition of the matter, pay for expenses reasonably incurred by an Indemnitee in defending any civil, criminal, administrative or investigative action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Hughes against such expenses as provided by the indemnification provisions of the new Hughes certificate of incorporation and bylaws.

      The new Hughes certificate of incorporation will specify that the right to indemnification and advancement of expenses continues as to a person who formerly was an officer or director of Hughes in respect of acts occurring or alleged to have occurred while he or she was an officer or director of Hughes and inures to the benefit of his or her heirs, executors and personal and legal representatives.

      No amendment, termination or repeal of the indemnification provisions of the new Hughes certificate of incorporation, new Hughes bylaws or of the relevant provisions of the Delaware General Corporation Law or any other applicable laws shall affect or diminish in any way the rights of any Indemnitee to indemnification as described above with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal. Additionally, the new Hughes bylaws will provide that the indemnification and advancement of expenses provided by the new Hughes bylaws shall not be exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under the new Hughes certificate of incorporation, the new Hughes bylaws, agreement, vote of stockholders or of disinterested directors or otherwise, both as to actions in his or her official capacity and as to actions in any other capacity while holding office for Hughes.

      The new Hughes bylaws will permit Hughes to purchase and maintain insurance, at its expense, to protect any current or former director or officer of Hughes or any current or former director or officer of Hughes serving at the request of Hughes as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability incurred by such person in such capacity or arising from such capacity, whether or not Hughes would have the power to or is obligated to indemnify such person against such liability.

Transaction Agreements

      Under the stock purchase agreement, Hughes has agreed that the indemnification provisions of the new Hughes certificate of incorporation shall not be amended, repealed or otherwise modified for a period of six years after the effective time of the News stock acquisition in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the effective time of the News stock acquisition were directors or officers of Hughes in respect of actions or omissions occurring at or prior to the effective time of the News stock acquisition, unless and to the extent that such modification is required by law. For six years after the effective time of the News stock acquisition, Hughes (and any successor corporation) shall indemnify, defend and hold harmless to the fullest extent permitted under the Delaware General Corporation Law the present and former officers and directors of Hughes and its subsidiaries (each a “Hughes Indemnified Party”) against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of Hughes)) in connection with any claim, suit, action, proceeding or investigation that is, in whole or in part, based on or arising out of the fact that such person is or was a director or officer of Hughes or any of its subsidiaries and arising out of actions or omissions by such director or officer in his or her capacity as such occurring at or prior to the effective time of the News stock acquisition (and shall pay expenses in advance of the final disposition of any such action or proceeding to each Hughes Indemnified Party to the fullest extent permitted under the Delaware General Corporation Law, upon receipt from the Hughes Indemnified Party to whom expenses are advanced of the undertaking to repay such advances contemplated by Section 145(e) of the Delaware General Corporation Law). However, Hughes shall not be liable for any settlement effected without Hughes’ written consent.

      Under the stock purchase agreement, News Corporation has agreed to indemnify, defend and hold harmless the directors and officers (in their capacity as such) of Hughes and its affiliates from and against certain losses relating to, arising out of or due to: (1) information furnished by News Corporation or any News Corporation affiliate for inclusion in this registration statement and other filings with the SEC relating to the transactions; (2) claims originating from, and fines and monetary penalties imposed by, certain foreign governmental authorities; and (3) claims related to, arising out of or due to, directly or indirectly, the investigation, consideration, pursuit or entering into of one or more strategic transactions involving News

Corporation or any affiliate of News Corporation and one or more unaffiliated persons, subject to certain limitations.

      Under the separation agreement, GM has agreed that until the six year anniversary of the effective time of the Hughes split-off, or until such earlier time as Hughes requests, GM shall provide directors’ and officers’ liability insurance covering each individual who served at any time within the six year period prior to the effective time of the News stock acquisition as a director, director nominee or officer of Hughes or any affiliate of Hughes or any corporation to which Hughes is a successor for all applicable incidents, acts or omissions occurring prior to the effective time of the Hughes split-off, regardless of when, prior to the six year anniversary of the effective time of the Hughes split-off (or Hughes’ earlier termination of coverage), any claims relating to such incidents, acts or omissions are presented. Such insurance coverage shall be no less favorable to any such person in coverage or amount than the lesser of (A) the coverage in effect at the effective time of the Hughes split-off or (B) any applicable insurance coverage in effect for GM at the time of the claim. In addition, GM has agreed that it shall not take any action to remove any such person from directors’ and officers’ liability insurance coverage under any GM insurance policy effective at, or at any time prior to, the effective time of the Hughes split-off that is written on an occurrence basis.

      Under the separation agreement, GM has agreed to indemnify, defend and hold harmless the directors and officers (in their capacity as such) of Hughes and its affiliates from and against certain losses relating to, arising out of or due to: (1) the business or operations of GM or its affiliates, except to the extent any such losses relate to the business of Hughes regardless of whether such losses relate to occurrences or conditions prior to, at or after the Hughes split-off; (2) breaches by GM or any GM affiliate of any covenants contained in the separation agreement and certain of the other transaction agreements; (3) information in this Registration Statement and other filings with the SEC relating to GM, any GM affiliate or the transactions, subject to certain exceptions; (4) certain actions or omissions by GM, any GM affiliate (other than Hughes and its affiliates), or the GM transfer agent at or prior to the effective time of the Hughes split-off relating to the split-off share exchange, the recognition of record holders of GM Class H common stock and the affording of rights and privileges related thereto; (5) any indebtedness for borrowed money of GM or any GM affiliate to the extent paid by Hughes or any Hughes affiliate at any time following the effective time of the Hughes split-off; (6) the investigation, consideration, pursuit or entering into of one or more strategic transactions involving Hughes or any Hughes affiliate and one or more unaffiliated persons; and (7) the declaration and payment by Hughes to GM of the special dividend. GM also agreed to indemnify, defend and hold harmless the directors and officers (in their capacities as such) of Hughes and its affiliates from and against any and all losses relating to, arising out of or due to provisions in Title IV of ERISA or the IRS Code relevant to multiemployer plans currently or previously maintained or contributed to or required to be contributed to by GM or any GM affiliate for ERISA purposes and certain other employee benefit plans. The amount of indemnification provided for under the transaction agreements shall be increased to take account of any net tax cost (if any) incurred by the director or officer arising from the receipt or accrual of an indemnification payment (grossed up for such increase) and reduced to take account of any net tax benefit (if any) realized by the director or officer arising from incurring or paying such loss or other liability.

      The foregoing statements are subject to the detailed provisions of the Delaware General Corporation Law, the applicable provisions of the new Hughes certificate of incorporation and bylaws, the stock purchase agreement and the separation agreement (and the agreements contemplated thereby), which are each included as, or incorporated by reference as an exhibit to, this registration statement.

Item 21.     Exhibits and Financial Statement Schedules.

      (a) Exhibits

Exhibit
Number	Description

2.1	Stock Purchase Agreement, dated as of April 9, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation, incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K, SEC File No. 000-26035, of Hughes Electronics Corporation filed on April 14, 2003 (the “8-K”).

2.2	Amendment No. 1 to the Stock Purchase Agreement, dated as of April 25, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation.*

2.3	Agreement and Plan of Merger, dated as of April 9, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited and GMH Merger Sub, Inc., incorporated by reference to Exhibit 99.3 to the 8-K.

2.4	Separation Agreement, dated as of April 9, 2003, by and between General Motors Corporation and Hughes Electronics Corporation, incorporated by reference to Exhibit 99.4 to the 8-K.

2.5	Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 16, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited and GMH Merger Sub, Inc.*

2.6	Letter Agreement, dated as of August 15, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited, GMH Merger Sub, Inc. and General Motors Corporation.**

2.7	Amendment No. 2 to the Stock Purchase Agreement, dated as of August 20, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation.**

3.1	Amended and Restated Certificate of Incorporation of Hughes, dated as of April 4, 2003, incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q, SEC File No. 000-26035, of Hughes Electronics Corporation filed on May 8, 2003 (the “First Quarter 10-Q”).

3.2	Amended and Restated By-laws of Hughes Electronics Corporation, dated as of May 24, 2001, incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q, SEC File No. 000-26035, of Hughes Electronics Corporation filed on September 30, 2002.

3.3	Form of Amended and Restated Certificate of Incorporation of Hughes Electronics Corporation to be adopted in connection with the closing of the transactions, included as Appendix C to the consent solicitation/ prospectus contained in this registration statement and incorporated herein by reference.

3.4	Form of Amended and Restated By-laws of Hughes Electronics Corporation to be adopted in connection with the closing of the transactions, included as Appendix D to the consent solicitation/ prospectus contained in this registration statement and incorporated herein by reference.

5.1	Opinion of Weil, Gotshal & Manges LLP regarding legality of securities being registered.**

5.2	Opinion of Allens Arthur Robinson regarding the legality of securities being registered.**

8.1	Opinion of Kirkland & Ellis LLP regarding certain U.S. income tax matters.**

8.2	Opinion of Weil, Gotshal & Manges LLP regarding certain U.S. income tax matters.**

8.3	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. income tax matters.**

8.4	Opinion of Allens Arthur Robinson regarding certain Australian income tax matters.**

8.5	Opinion of Mallesons Stephen Jaques regarding certain Australian income tax matters.**

10.1	Indenture, dated as of February 28, 2003, by and among DIRECTV Holdings LLC and DIRECTV Financing Co., as issuers, the guarantors named therein, and the Bank of New York, as trustee, incorporated by reference to Exhibit 4.1 to the First Quarter 10-Q.

10.2	Registration Rights Agreement, dated as of February 28, 2003, by and among DIRECTV Holdings LLC and DIRECTV Financing Co., as issuers, the guarantors named therein, and Deutsche Bank Securities Inc., Banc of America Securities LLC, Credit Suisse First Boston LLC, Goldman, Sachs & Co. and Salomon Smith Barney Inc., as initial purchasers, incorporated by reference to Exhibit 4.2 to the First Quarter 10-Q.

Exhibit
Number	Description

10.3	Indenture, dated as of February 1, 2002, by and among PanAmSat Corporation as the issuer, the guarantors named therein, and the Bank of New York as trustee, incorporated by reference to Exhibit 4.8 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2001 of PanAmSat Corporation (the “PAS 2001 10-K”).

10.4	Revolving Credit Agreement (Bridge Facility), dated as of January 5, 2001, among DIRECTV Latin America, LLC, the Banks named therein and Deutsche Bank A.G., New York Branch, as Administrative Agent, incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K, SEC File No. 000-26035, for the fiscal year ended December 31, 2000 of Hughes Electronics Corporation.

10.5	DBS Distribution Agreement, dated as of April 10, 1992, between Hughes Communications Galaxy, Inc. and National Rural Telecommunications Cooperative (the “DBS Agreement”), incorporated by reference to Exhibit 10.5 to the Form 10, Registration No. 000-26035, of Hughes Electronics Corporation filed on July 30, 1999 (the “Form 10”).

10.6	Addendum I to the DBS Agreement, incorporated by reference to Exhibit 10.6 to the Form 10.

10.7	Amendment No. 1 to the DBS Agreement, dated as of May 11, 1992, incorporated by reference to Exhibit 10.7 to the Form 10.

10.8	Amendment No. 2 to the DBS Agreement, dated as of May 26, 1992, incorporated by reference to Exhibit 10.8 to the Form 10.

10.9	Amendment No. 3 to the DBS Agreement, Letter of Agreement, dated as of May 29, 1992, incorporated by reference to Exhibit 10.9 to the Form 10.

10.10	Amendment No. 4 to the DBS Agreement, dated as of December 1, 1992, incorporated by reference to Exhibit 10.10 to the Form 10.

10.11	Amendment No. 5 to the DBS Agreement, dated as of December 11, 1992, incorporated by reference to Exhibit 10.11 to the Form 10.

10.12	Amendment No. 6 to the DBS Agreement, dated as of December 23, 1992, incorporated by reference to Exhibit 10.12 to the Form 10.

10.13	Amendment No. 7 to the DBS Agreement, Letter of Agreement, dated as of July 9, 1993, incorporated by reference to Exhibit 10.13 to the Form 10.

10.14	Amendment No. 8 to the DBS Agreement, Letter of Agreement, dated as of February 14, 1994, incorporated by reference to Exhibit 10.14 to the Form 10.

10.15	Amendment No. 9 to the DBS Agreement, Letter of Agreement, dated as of June 22, 1994, incorporated by reference to Exhibit 10.15 to the Form 10.

10.16	Stock Purchase Agreement between The Boeing Company, Hughes Electronics Corporation and Hughes Telecommunications and Space Company for the purchase and sale of the outstanding capital stock of Hughes Space and Communications Company and certain additional outstanding capital stock, dated as of January 13, 2000, incorporated by reference to Exhibit 2.5 to the Annual Report on Form 10-K for the year ended December 31, 1999 of Hughes Electronics Corporation.

10.17	Credit Agreement, dated as of February 25, 2002, between PanAmSat Corporation, the lenders named therein, Credit Suisse First Boston, as Administrative Agent, Credit Suisse First Boston, as Sole Bookrunner and Sole Lead Arranger, Credit Suisse First Boston and Deutsche Banc Alex Brown, Inc., as Joint Arrangers, Deutsche Banc Alex Brown, Inc., as Syndication Agent, and Societe Generale, as Documentation Agent (the “PanAmSat Credit Agreement”), incorporated by reference to Exhibit 10.78 to the PAS 2001 10-K.

10.18	Purchase Agreement, dated as of January 25, 2002, between PanAmSat Corporation as the issuer, certain subsidiaries of PanAmSat Corporation and Credit Suisse First Boston Corporation, Deutsche Banc Alex. Brown Inc., ABN AMRO Incorporated and SG Cowen Securities Corporation as purchasers, incorporated by reference to Exhibit 1.1 to the PAS 2001 10-K.

10.19	Intercreditor and Collateral Trust Agreement, dated as of February 25, 2002, between PanAmSat Corporation, certain subsidiaries of PanAmSat Corporation, as subsidiary guarantors, Credit Suisse First Boston, as Administrative Agent, and The Bank of New York, as collateral trustee, incorporated by reference to Exhibit 10.79 to the PAS 2001 10-K.

Exhibit
Number	Description

10.20	Lender Security Agreement, dated as of February 25, 2002, between PanAmSat Corporation, certain subsidiaries of PanAmSat Corporation, as subsidiary guarantors, and Credit Suisse First Boston, as Administrative Agent, incorporated by reference to Exhibit 10.80 to the PAS 2001 10-K.

10.21	Shared Security Agreement, dated as of February 25, 2002, between PanAmSat Corporation, certain subsidiaries of PanAmSat Corporation, as subsidiary guarantors, and The Bank of New York, as Collateral Trustee, incorporated by reference to Exhibit 10.81 to the PAS 2001 10-K.

10.22	Credit Agreement, dated as of March 6, 2003, among DIRECTV Holdings LLC, various lenders, Deutsche Bank Trust Company Americas, as Administrative Agent, Bank of America NA, as Syndication Agent, and Citicorp North America, Inc., Credit Suisse First Boston and Goldman Sachs Credit Partners LP, as Co-Documentation Agents, incorporated by reference to Exhibit 10.2 to the First Quarter 10-Q.

10.23	Security Agreement, dated as of March 6, 2003, among DIRECTV Holdings LLC, DIRECTV Financing Co., Inc., DIRECTV, Inc., USSB II, Inc., DIRECTV Customer Services, Inc., DIRECTV Merchandising, Inc., DIRECTV Enterprises, LLC and DIRECTV Operations, LLC, as Assignors, and Deutsche Bank Trust Company Americas as Collateral Agent, incorporated by reference to Exhibit 10.3 to the First Quarter 10-Q.

10.24	Pledge Agreement, dated as of March 6, 2003, among DIRECTV Holdings LLC, DIRECTV Financing Co., Inc., DIRECTV, Inc., USSB II, Inc., DIRECTV Customer Services, Inc., DIRECTV Merchandising, Inc., DIRECTV Enterprises, LLC and DIRECTV Operations, LLC, as Pledgors, and Deutsche Bank Trust Company Americas as Collateral Agent, incorporated by reference to Exhibit 10.4 to the First Quarter 10-Q.

10.25	Subsidiaries Guaranty, dated as of March 6, 2003, among DIRECTV Holdings LLC, DIRECTV Financing Co., Inc., DIRECTV, Inc., USSB II, Inc., DIRECTV Customer Services, Inc., DIRECTV Merchandising, Inc., DIRECTV Enterprises, LLC and DIRECTV Operations, LLC in favor of Deutsche Bank Trust Company Americas as Administrative Agent, incorporated by reference to Exhibit 10.5 to the First Quarter 10-Q.

10.26	Hughes Electronics Corporation Retention Bonus Plan, effective July 1, 2001.*

10.27	Amended and Restated Executive Change in Control Severance Agreement, dated as of July 9, 2001, by and between Hughes Electronics Corporation and Jack Shaw.*

10.28	Amended and Restated Executive Change in Control Severance Agreement, dated as of July 9, 2001, by and between Hughes Electronics Corporation and Sandra Harrison.*

10.29	Amended and Restated Executive Change in Control Severance Agreement, dated as of July 9, 2001, by and between Hughes Electronics Corporation and Eddy Hartenstein.*

10.30	Amended and Restated Executive Change in Control Severance Agreement, dated as of July 9, 2001, by and between Hughes Electronics Corporation and Pradman Kaul.*

10.31	Amended and Restated Executive Change in Control Severance Agreement, dated as of July 9, 2001, by and between Hughes Electronics Corporation and Roxanne Austin.*
10.32	Amendment No. 1 to the PanAmSat Credit Agreement, dated as of June 18, 2003, between PanAmSat Corporation, the lenders named therein and Credit Suisse First Boston, as Administrative Agent, incorporated by reference to Exhibit 10.78.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 of PanAmSat Corporation.

10.33	Secured Super-Priority Debtor-In-Possession Revolving Credit Agreement, dated as of March 19, 2003, between DIRECTV Latin America, LLC and Hughes Electronics Corporation (the “DIP Credit Agreement”), incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 of Hughes Electronics Corporation (the “Second Quarter 10-Q”).

10.34	Amendment No. 1 to the DIP Credit Agreement, dated as of April 18, 2003, between DIRECTV Latin America, LLC and Hughes Electronics Corporation, incorporated by reference to Exhibit 10.2 to the Second Quarter 10-Q.

10.35	Amendment No. 2 to the DIP Credit Agreement, dated as of May 16, 2003, between DIRECTV Latin America, LLC and Hughes Electronics Corporation, incorporated by reference to Exhibit 10.3 to the Second Quarter 10-Q.

Exhibit
Number	Description

10.36	Amendment No. 3 to the DIP Credit Agreement, dated as of June 3, 2003, between DIRECTV Latin America, LLC and Hughes Electronics Corporation, incorporated by reference to Exhibit 10.4 to the Second Quarter 10-Q.

10.37	First Amendment to the Credit Agreement, dated as of July 30, 2003, between DIRECTV Holdings LLC, Deutsche Bank Trust Company Americas and Bank of America, N.A., incorporated by reference to Exhibit 10.5 to the Second Quarter 10-Q.

10.38	Term Sheet by and among National Rural Telecommunications Cooperative, North Central Communications and Iowa Lakes Electric Cooperative, on behalf of the Class certified in the United States District Court for the Central District of California, Case No. CV 00-2117 and Hughes Communications Galaxy, Inc. and DIRECTV, Inc. dated as of August 5, 2003, incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-106529) of DIRECTV Holdings LLC (the “DIRECTV Registration Statement”).

10.39	First Amendment to Term Sheet by and among National Rural Telecommunications Cooperative, North Central Communications and Iowa Lakes Electric Cooperative, on behalf of the Class certified in the United States District Court for the Central District of California, Case No. CV 00-2117 and Hughes Communications Galaxy, Inc. and DIRECTV, Inc. dated as of August 10, 2003, incorporated by reference to Exhibit 10.20 to the DIRECTV Registration Statement.

21.1	List of Subsidiaries of Hughes Electronics Corporation.**

23.1	Consent of Deloitte & Touche LLP.**

23.2	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.**

23.3	Consent of Bear, Stearns & Co. Inc.**

23.4	Consent of Credit Suisse First Boston LLC.**

23.5	Consent of Goldman, Sachs & Co.**

23.6	Consent of Ernst & Young regarding The News Corporation Limited.**

23.7	Consent of Ernst & Young LLP regarding Fox Entertainment Group, Inc.**

23.8	Consent of Reconta Ernst & Young S.p.A. regarding Stream S.p.A.**

23.9	Consent of Deloitte & Touche LLP regarding British Sky Broadcasting Group plc.**

23.10	Consent of Ernst & Young LLP regarding Gemstar— TV Guide International, Inc.**

23.11	Consents of Weil, Gotshal & Manges LLP (included in their opinions filed as Exhibit 5.1 and Exhibit 8.2).

23.12	Consents of Allens Arthur Robinson (included in their opinions filed as Exhibit 5.2 and Exhibit 8.4).

23.13	Consent of Kirkland & Ellis LLP (included in their opinion filed as Exhibit 8.1).

23.14	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in their opinion filed as Exhibit 8.3).

23.15	Consent of Mallesons Stephen Jaques (included in their opinion filed as Exhibit 8.5).

24.1	Powers of Attorney.*

99.1	Form of stockholder consent card for General Motors Corporation.**

99.2	Consents of persons to become directors of Hughes Electronics Corporation.*

99.3	Amended and Restated Agreement for the Allocation of United States Income Taxes, dated as of April 9, 2003, by and between General Motors Corporation and Hughes Electronics Corporation.*

99.4	Special Employee Items Agreement, dated as of April 9, 2003, by and between General Motors Corporation and Hughes Electronics Corporation.*

99.5	Employee Matters Agreement, dated as of April 9, 2003, by and between Hughes Electronics Corporation and The News Corporation Limited.*

99.6	Registration Rights Agreement, dated as of April 9, 2003, by and between The News Corporation Limited and General Motors Corporation.*

Exhibit
Number	Description

99.7	First Amended and Restated Registration Rights Agreement by and among General Motors Corporation and United States Trust Company of New York as Trustee of the General Motors Special Hourly Employees Pension Trust, the General Motors Special Salaried Employees Pension Trust and the Sub-Trust of the General Motors Welfare Benefits Trust, dated as of March 12, 2003, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of General Motors Corporation filed on March 20, 2003.

99.8	Form of Share Identification Election Form.*

99.9	Form of Supplemental Disclosure for Bermuda.*

99.10	Form of Supplemental Disclosure for Brazil.*

99.11	Form of Supplemental Disclosure for Germany.*

99.12	Form of Supplemental Disclosure for the Netherlands.*

99.13	Form of Supplemental Disclosure for the United Kingdom and Switzerland, including the United Kingdom prospectus.**

99.14	Form of Supplemental Disclosure for Australia.**

99.15	Form of Supplemental Disclosure for Italy.**

99.16	Form of Supplemental Disclosure for Mexico.**

99.17	Merrill Lynch, Pierce, Fenner & Smith Incorporated Fairness Opinion dated April 9, 2003.**

99.18	Bear, Stearns & Co. Inc. Fairness Opinion dated April 9, 2003.**

99.19	Credit Suisse First Boston LLC Fairness Opinion dated April 9, 2003.**
99.20	Goldman, Sachs & Co. Fairness Opinion dated April 9, 2003.**

*	Filed previously.

**	Filed herewith.

      (b) Financial Statement Schedules

      Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

      (c) Reports, Opinions or Appraisals

      1. Fairness Opinions of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC and Goldman, Sachs & Co., each dated as of April 9, 2003, attached hereto as Exhibits 99.17, 99.18, 99.19 and 99.20, respectively.

      2. Fairness Opinions of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC and Goldman, Sachs & Co., each dated as of August 5, 2003, included as Appendix E to the consent solicitation statement/ prospectus which constitutes a part of this Registration Statement.

Item 22.     Undertakings.

      The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on August 21, 2003.

HUGHES ELECTRONICS CORPORATION

By:	*

Name: Jack A. Shaw
Title: Chief Executive Officer and President

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on August 21, 2003 in the capacities indicated.

Signature	Title

* Harry J. Pearce	Chairman of the Board of Directors

* Jack A. Shaw	Chief Executive Officer, President and Director (Principal Executive Officer)

* Michael J. Gaines	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

* Patrick T. Doyle	Vice President, Treasurer, Controller and Chief Accounting Officer (Principal Accounting Officer)

* James M. Cornelius	Director

* John M. Devine	Director

* Peter A. Lund	Director

* Eckhard Pfeiffer	Director

* Alfred C. Sikes	Director

Signature	Title

* Bernee D.L. Strom	Director

* G. Richard Wagoner, Jr.	Director

*	The undersigned, by signing his name hereto, does hereby execute this amendment to the registration statement on behalf of the officers and directors of the registrant listed above pursuant to the Powers of Attorney previously filed with the Commission.

/s/ LARRY D. HUNTER

Larry D. Hunter,
Attorney in Fact

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Stock Purchase Agreement, dated as of April 9, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation, incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K, SEC File No. 000-26035, of Hughes Electronics Corporation filed on April 14, 2003 (the “8-K”).

2.2	Amendment No. 1 to the Stock Purchase Agreement, dated as of April 25, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation.*

2.3	Agreement and Plan of Merger, dated as of April 9, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited and GMH Merger Sub, Inc., incorporated by reference to Exhibit 99.3 to the 8-K.

2.4	Separation Agreement, dated as of April 9, 2003, by and between General Motors Corporation and Hughes Electronics Corporation, incorporated by reference to Exhibit 99.4 to the 8-K.

2.5	Amendment No. 1 to the Agreement and Plan Merger, dated as of July 16, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited and GMH Merger Sub, Inc.*
2.6	Letter Agreement, dated as of August 15, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited, GMH Merger Sub, Inc. and General Motors Corporation.**
2.7	Amendment No. 2 to the Stock Purchase Agreement, dated as of August 20, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation.**
3.1	Amended and Restated Certificate of Incorporation of Hughes, dated as of April 4, 2003, incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q, SEC File No. 000-26035, of Hughes Electronics Corporation filed on May 8, 2003 (the “First Quarter 10-Q”).

3.2	Amended and Restated By-laws of Hughes Electronics Corporation, dated as of May 24, 2001, incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q, SEC File No. 000-26035, of Hughes Electronics Corporation filed on September 30, 2002.

3.3	Form of Amended and Restated Certificate of Incorporation of Hughes Electronics Corporation to be adopted in connection with the closing of the transactions, included as Appendix C to the consent solicitation/ prospectus contained in this registration statement and incorporated herein by reference.

3.4	Form of Amended and Restated Bylaws of Hughes Electronics Corporation to be adopted in connection with the closing of the transactions, included as Appendix D to the consent solicitation/ prospectus contained in this registration statement and incorporated herein by reference.

5.1	Opinion of Weil, Gotshal & Manges LLP regarding legality of securities being registered.**

5.2	Opinion of Allens Arthur Robinson regarding the legality of securities being registered.**

8.1	Opinion of Kirkland & Ellis LLP regarding certain U.S. income tax matters.**

8.2	Opinion of Weil, Gotshal & Manges LLP regarding certain U.S. income tax matters.**

8.3	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. income tax matters.**

8.4	Opinion of Allens Arthur Robinson regarding certain Australian income tax matters.**

8.5	Opinion of Mallesons Stephen Jaques regarding certain Australian income tax matters.**
10.1	Indenture, dated as of February 28, 2003, by and among DIRECTV Holdings LLC and DIRECTV Financing Co., as issuers, the guarantors named therein, and the Bank of New York, as trustee, incorporated by reference to Exhibit 4.1 to the First Quarter 10-Q.

Exhibit
Number	Description

10.2	Registration Rights Agreement, dated as of February 28, 2003, by and among DIRECTV Holdings LLC and DIRECTV Financing Co., as issuers, the guarantors named therein, and Deutsche Bank Securities Inc., Banc of America Securities LLC, Credit Suisse First Boston LLC, Goldman, Sachs & Co. and Salomon Smith Barney Inc., as initial purchasers, incorporated by reference to Exhibit 4.2 to the First Quarter 10-Q.

10.3	Indenture, dated as of February 1, 2002, by and among PanAmSat Corporation as the issuer, the guarantors named therein, and the Bank of New York as trustee, incorporated by reference to Exhibit 4.8 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2001 of PanAmSat Corporation (the “PAS 2001 10-K”).

10.4	Revolving Credit Agreement (Bridge Facility), dated as of January 5, 2001, among DIRECTV Latin America, LLC, the Banks named therein and Deutsche Bank A.G., New York Branch, as Administrative Agent, incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K, SEC File No. 000-26035, for the fiscal year ended December 31, 2000 of Hughes Electronics Corporation.

10.5	DBS Distribution Agreement, dated as of April 10, 1992, between Hughes Communications Galaxy, Inc. and National Rural Telecommunications Cooperative (the “DBS Agreement”), incorporated by reference to Exhibit 10.5 to the Form 10, Registration No. 000-26035, of Hughes Electronics Corporation filed on July 30, 1999 (the “Form 10”).

10.6	Addendum I to the DBS Agreement, incorporated by reference to Exhibit 10.6 to the Form 10.

10.7	Amendment No. 1 to the DBS Agreement, dated as of May 11, 1992, incorporated by reference to Exhibit 10.7 to the Form 10.

10.8	Amendment No. 2 to the DBS Agreement, dated as of May 26, 1992, incorporated by reference to Exhibit 10.8 to the Form 10.

10.9	Amendment No. 3 to the DBS Agreement, Letter of Agreement, dated as of May 29, 1992, incorporated by reference to Exhibit 10.9 to the Form 10.

10.10	Amendment No. 4 to the DBS Agreement, dated as of December 1, 1992, incorporated by reference to Exhibit 10.10 to the Form 10.

10.11	Amendment No. 5 to the DBS Agreement, dated as of December 11, 1992, incorporated by reference to Exhibit 10.11 to the Form 10.

10.12	Amendment No. 6 to the DBS Agreement, dated as of December 23, 1992, incorporated by reference to Exhibit 10.12 to the Form 10.

10.13	Amendment No. 7 to the DBS Agreement, Letter of Agreement, dated as of July 9, 1993, incorporated by reference to Exhibit 10.13 to the Form 10.

10.14	Amendment No. 8 to the DBS Agreement, Letter of Agreement, dated as of February 14, 1994, incorporated by reference to Exhibit 10.14 to the Form 10.

10.15	Amendment No. 9 to the DBS Agreement, Letter of Agreement, dated as of June 22, 1994, incorporated by reference to Exhibit 10.15 to the Form 10.

10.16	Stock Purchase Agreement between The Boeing Company, Hughes Electronics Corporation and Hughes Telecommunications and Space Company for the purchase and sale of the outstanding capital stock of Hughes Space and Communications Company and certain additional outstanding capital stock, dated as of January 13, 2000, incorporated by reference to Exhibit 2.5 to the Annual Report on Form 10-K for the year ended December 31, 1999 of Hughes Electronics Corporation.

10.17	Credit Agreement, dated as of February 25, 2002, between PanAmSat Corporation, the lenders named therein, Credit Suisse First Boston, as Administrative Agent, Credit Suisse First Boston, as Sole Bookrunner and Sole Lead Arranger, Credit Suisse First Boston and Deutsche Banc Alex Brown, Inc., as Joint Arrangers, Deutsche Banc Alex Brown, Inc., as Syndication Agent, and Societe Generale, as Documentation Agent (the “PanAmSat Credit Agreement”), incorporated by reference to Exhibit 10.78 to the PAS 2001 10-K.

Exhibit
Number	Description

10.18	Purchase Agreement, dated as of January 25, 2002, between PanAmSat Corporation as the issuer, certain subsidiaries of PanAmSat Corporation and Credit Suisse First Boston Corporation, Deutsche Banc Alex. Brown Inc., ABN AMRO Incorporated and SG Cowen Securities Corporation as purchasers, incorporated by reference to Exhibit 1.1 to the PAS 2001 10-K.

10.19	Intercreditor and Collateral Trust Agreement, dated as of February 25, 2002, between PanAmSat Corporation, certain subsidiaries of PanAmSat Corporation, as subsidiary guarantors, Credit Suisse First Boston, as Administrative Agent, and The Bank of New York, as collateral trustee, incorporated by reference to Exhibit 10.79 to the PAS 2001 10-K.

10.20	Lender Security Agreement, dated as of February 25, 2002, between PanAmSat Corporation, certain subsidiaries of PanAmSat Corporation, as subsidiary guarantors, and Credit Suisse First Boston, as Administrative Agent, incorporated by reference to Exhibit 10.80 to the PAS 2001 10-K.

10.21	Shared Security Agreement, dated as of February 25, 2002, between PanAmSat Corporation, certain subsidiaries of PanAmSat Corporation, as subsidiary guarantors, and The Bank of New York, as Collateral Trustee, incorporated by reference to Exhibit 10.81 to the PAS 2001 10-K.

10.22	Credit Agreement, dated as of March 6, 2003, among DIRECTV Holdings LLC, various lenders, Deutsche Bank Trust Company Americas, as Administrative Agent, Bank of America NA, as Syndication Agent, and Citicorp North America, Inc., Credit Suisse First Boston and Goldman Sachs Credit Partners LP, as Co-Documentation Agents, incorporated by reference to Exhibit 10.2 to the First Quarter 10-Q.

10.23	Security Agreement, dated as of March 6, 2003, among DIRECTV Holdings LLC, DIRECTV Financing Co., Inc., DIRECTV, Inc., USSB II, Inc., DIRECTV Customer Services, Inc., DIRECTV Merchandising, Inc., DIRECTV Enterprises, LLC and DIRECTV Operations, LLC, as Assignors, and Deutsche Bank Trust Company Americas as Collateral Agent, incorporated by reference to Exhibit 10.3 to the First Quarter 10-Q.

10.24	Pledge Agreement, dated as of March 6, 2003, among DIRECTV Holdings LLC, DIRECTV Financing Co., Inc., DIRECTV, Inc., USSB II, Inc., DIRECTV Customer Services, Inc., DIRECTV Merchandising, Inc., DIRECTV Enterprises, LLC and DIRECTV Operations, LLC, as Pledgors, and Deutsche Bank Trust Company Americas as Collateral Agent, incorporated by reference to Exhibit 10.4 to the First Quarter 10-Q.

10.25	Subsidiaries Guaranty, dated as of March 6, 2003, among DIRECTV Holdings LLC, DIRECTV Financing Co., Inc., DIRECTV, Inc., USSB II, Inc., DIRECTV Customer Services, Inc., DIRECTV Merchandising, Inc., DIRECTV Enterprises, LLC and DIRECTV Operations, LLC in favor of Deutsche Bank Trust Company Americas as Administrative Agent, incorporated by reference to Exhibit 10.5 to the First Quarter 10-Q.

10.26	Hughes Electronics Corporation Retention Bonus Plan, effective July 1, 2001.*

10.27	Amended and Restated Executive Change in Control Severance Agreement, dated as of July 9, 2001, by and between Hughes Electronics Corporation and Jack Shaw.*

10.28	Amended and Restated Executive Change in Control Severance Agreement, dated as of July 9, 2001, by and between Hughes Electronics Corporation and Sandra Harrison.*

10.29	Amended and Restated Executive Change in Control Severance Agreement, dated as of July 9, 2001, by and between Hughes Electronics Corporation and Eddy Hartenstein.*

10.30	Amended and Restated Executive Change in Control Severance Agreement, dated as of July 9, 2001, by and between Hughes Electronics Corporation and Pradman Kaul.*

10.31	Amended and Restated Executive Change in Control Severance Agreement, dated as of July 9, 2001, by and between Hughes Electronics Corporation and Roxanne Austin.*

10.32	Amendment No. 1 to the PanAmSat Credit Agreement, dated as of June 18, 2003, between PanAmSat Corporation, the lenders named therein and Credit Suisse First Boston, as Administrative Agent, incorporated by reference to Exhibit 10.78.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 of PanAmSat Corporation.

Exhibit
Number	Description

10.33	Secured Super-Priority Debtor-In-Possession Revolving Credit Agreement, dated as of March 19, 2003, between DIRECTV Latin America, LLC and Hughes Electronics Corporation (the “DIP Credit Agreement”), incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 of Hughes Electronics Corporation (the “Second Quarter 10-Q”).

10.34	Amendment No. 1 to the DIP Credit Agreement, dated as of April 18, 2003, between DIRECTV Latin America, LLC and Hughes Electronics Corporation, incorporated by reference to Exhibit 10.2 to the Second Quarter 10-Q.

10.35	Amendment No. 2 to the DIP Credit Agreement, dated as of May 16, 2003, between DIRECTV Latin America, LLC and Hughes Electronics Corporation, incorporated by reference to Exhibit 10.3 to the Second Quarter 10-Q.

10.36	Amendment No. 3 to the DIP Credit Agreement, dated as of June 3, 2003, between DIRECTV Latin America, LLC and Hughes Electronics Corporation, incorporated by reference to Exhibit 10.4 to the Second Quarter 10-Q.

10.37	First Amendment to the Credit Agreement, dated as of July 30, 2003, between DIRECTV Holdings LLC, Deutsche Bank Trust Company Americas and Bank of America, N.A., incorporated by reference to Exhibit 10.5 to the Second Quarter 10-Q.

10.38	Term Sheet by and among National Rural Telecommunications Cooperative, North Central Communications and Iowa Lakes Electric Cooperative, on behalf of the Class certified in the United States District Court for the Central District of California, Case No. CV 00-2117 and Hughes Communications Galaxy, Inc. and DIRECTV, Inc. dated as of August 5, 2003, incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-106529) of DIRECTV Holdings LLC (the “DIRECTV Registration Statement”).
10.39	First Amendment to Term Sheet by and among National Rural Telecommunications Cooperative, North Central Communications and Iowa Lakes Electric Cooperative, on behalf of the Class certified in the United States District Court for the Central District of California, Case No. CV 00-2117 and Hughes Communications Galaxy, Inc. and DIRECTV, Inc. dated as of August 10, 2003, incorporated by reference to Exhibit 10.20 to the DIRECTV Registration Statement.
21.1	List of Subsidiaries of Hughes Electronics Corporation.**

23.1	Consent of Deloitte & Touche LLP.**

23.2	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.**

23.3	Consent of Bear, Stearns & Co. Inc.**

23.4	Consent of Credit Suisse First Boston LLC.**

23.5	Consent of Goldman, Sachs & Co.**

23.6	Consent of Ernst & Young regarding The News Corporation Limited.**

23.7	Consent of Ernst & Young LLP regarding Fox Entertainment Group, Inc.**

23.8	Consent of Reconta Ernst & Young S.p.A. regarding Stream S.p.A.**

23.9	Consent of Deloitte & Touche LLP regarding British Sky Broadcasting Group plc.**

23.10	Consent of Ernst & Young LLP regarding Gemstar— TV Guide International, Inc.**
23.11	Consents of Weil, Gotshal & Manges LLP (included in their opinions filed as Exhibit 5.1 and Exhibit 8.2).

23.12	Consents of Allens Arthur Robinson (included in their opinions filed as Exhibit 5.2 and Exhibit 8.4).

23.13	Consent of Kirkland & Ellis LLP (included in their opinion filed as Exhibit 8.1).

23.14	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in their opinion filed as Exhibit 8.3).

23.15	Consent of Mallesons Stephen Jaques (included in their opinion filed as Exhibit 8.5).

Exhibit
Number	Description

24.1	Powers of Attorney.*

99.1	Form of stockholder consent card for General Motors Corporation.**

99.2	Consents of persons to become directors of Hughes Electronics Corporation.*

99.3	Amended and Restated Agreement for the Allocation of United States Income Taxes, dated as of April 9, 2003, by and between General Motors Corporation and Hughes Electronics Corporation.*

99.4	Special Employee Items Agreement, dated as of April 9, 2003, by and between General Motors Corporation and Hughes Electronics Corporation.*

99.5	Employee Matters Agreement, dated as of April 9, 2003, by and between Hughes Electronics Corporation and The News Corporation Limited.*

99.6	Registration Rights Agreement, dated as of April 9, 2003, by and between The News Corporation Limited and General Motors Corporation.*

99.7	First Amended and Restated Registration Rights Agreement by and among General Motors Corporation and United States Trust Company of New York as Trustee of the General Motors Special Hourly Employees Pension Trust, the General Motors Special Salaried Employees Pension Trust and the Sub-Trust of the General Motors Welfare Benefits Trust, dated as of March 12, 2003, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of General Motors Corporation filed on March 20, 2003.

99.8	Form of Share Identification Election Form.*
99.9	Form of Supplemental Disclosure for Bermuda.*

99.10	Form of Supplemental Disclosure for Brazil.*

99.11	Form of Supplemental Disclosure for Germany.*
99.12	Form of Supplemental Disclosure for the Netherlands.*

99.13	Form of Supplemental Disclosure for the United Kingdom and Switzerland, including the United Kingdom prospectus.**

99.14	Form of Supplemental Disclosure for Australia.**
99.15	Form of Supplemental Disclosure for Italy.**
99.16	Form of Supplemental Disclosure for Mexico.**
99.17	Merrill Lynch, Pierce, Fenner & Smith Incorporated Fairness Opinion dated April 9, 2003.**
99.18	Bear, Stearns & Co. Inc. Fairness Opinion dated April 9, 2003.**
99.19	Credit Suisse First Boston LLC Fairness Opinion dated April 9, 2003.**
99.20	Goldman, Sachs & Co. Fairness Opinion dated April 9, 2003.**

*	Filed previously.

**	Filed herewith.